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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 7, 2014

No. 333-193877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

21ST CENTURY ONCOLOGY HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5311 (Primary Standard Industrial Classification Code Number)	26-1747745 (I.R.S. Employer Identification No.)

2270 Colonial Boulevard
Fort Myers, Florida 33907
(239) 931-7275
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bryan J. Carey
President, Vice Chairman and Chief Financial Officer
2270 Colonial Boulevard
Fort Myers, Florida 33907
(239) 931-7275
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Joshua N. Korff Christopher A. Kitchen Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Luis R. Penalver Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(5)

Common Stock, $0.0001 par value per share	15,333,333(2)	$16	$245,333,328	$31,599

Series A Mandatory Convertible Junior Non-Voting Preferred Stock, $0.0001 par value per share(3)	1,725,000(2)	$50	$86,250,000	$11,109

Common Stock, $0.0001 par value per share(4)	1,010,743	$16	$16,171,888	$2,083

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)
Includes additional shares that the underwriters have the option to purchase.

(3)
In accordance with Rule 457(i) under the Securities Act, this Registration Statement also registers the shares of our common stock that are initially issuable upon conversion of the Series A preferred stock registered hereby. The number of shares of our common stock issuable upon such conversion is subject to adjustment upon the occurrence of certain events described herein and will vary based on the public offering price of the common stock registered hereby. Pursuant to Rule 416 under the Securities Act, the number of shares of our common stock to be registered includes an indeterminable number of shares of common stock that may become issuable upon conversion of the Series A preferred stock as a result of such adjustments.

(4)
This Registration Statement also registers shares of our common stock that may be issued as dividends on the Series A preferred stock in accordance with the terms thereof.

(5)
$38,640 previously paid.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Registration Statement contains a prospectus relating to the initial public offering of our common stock (for purposes of this Explanatory Note, the "Common Stock Prospectus"), together with separate prospectus pages relating to an offering of our Series A mandatory convertible junior non-voting preferred stock, $0.0001 par value per share (for purposes of this Explanatory Note, the "Series A Preferred Stock Prospectus"). The complete Common Stock Prospectus follows immediately after this Explanatory Note. Following the Common Stock Prospectus are the following alternative and additional pages for the Series A Preferred Stock Prospectus:

  •
  front and back cover pages, which will replace the front and back cover pages of the Common Stock Prospectus;

  •
  pages for the "Prospectus Summary—The Offering" section, which will replace the "Prospectus Summary—The Offering" section of the Common Stock Prospectus;

  •
  pages for the "Risk Factors—Risks Related to this Offering and Ownership of Our Series A Preferred Stock and Common Stock" section, which will replace the "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock" section of the Common Stock Prospectus;

  •
  pages for the "Ratio of Earnings to Fixed Charges and Preferred Stock Dividends" section, which will be added to the Series A Preferred Stock Prospectus;

  •
  pages for the "Description of Series A Preferred Stock" section, which will replace the "Concurrent Offering of Series A Preferred Stock" section of the Common Stock Prospectus;

  •
  pages for the "Certain United States Federal Income and Estate Tax Considerations" section, which will replace the "Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders" section of the Common Stock Prospectus; and

  •
  pages for the "Underwriting (Conflicts of Interest)" section, which will replace the "Underwriting (Conflicts of Interest)" section of the Common Stock Prospectus.

        In addition, the following disclosures contained within the Common Stock Prospectus will be replaced in the Series A Preferred Stock Prospectus:

  •
  the references to "common stock" contained in (i) the first paragraph following the Table of Contents, (ii) the first paragraph of the "Prospectus Summary" section, (iii) the "Prospectus Summary—Risk Factors" section, and (iv) the first paragraph of the "Risk Factors" section, in each case, in the Common Stock Prospectus will be replaced with references to "Series A preferred stock and common stock issued upon conversion of the Series A preferred stock" in the Series A Preferred Stock Prospectus; and

  •
  the references to "Concurrent Offering of Series A Preferred Stock" contained in the Common Stock Prospectus will be replaced with references to "Description of Series A Preferred Stock" in the Series A Preferred Stock Prospectus.

        Each of the complete Common Stock Prospectus and Series A Preferred Stock Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933, as amended. The closing of the initial public offering of common stock is not conditioned upon the closing of the offering of Series A preferred stock, but the closing of the offering of Series A preferred stock is conditioned upon the closing of the initial public offering of common stock.

Subject to Completion, dated May 7, 2014
PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

13,333,333 Shares

21st Century Oncology Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of 21st Century Oncology Holdings, Inc. We are offering 13,333,333 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of the common stock is expected to be between $14.00 and $16.00. We have applied to list our common stock on the New York Stock Exchange under the symbol "ICC." Upon completion of this offering, we may be a "controlled company" as defined under the corporate governance rules of the New York Stock Exchange.

We are also offering 1,500,000 shares of our Series A mandatory convertible junior non-voting preferred stock (the "Series A preferred stock") in a concurrent public offering. We have granted the underwriters in that offering a 30-day option to purchase up to an additional 225,000 shares of Series A preferred stock at the public offering price, less the underwriting discount. We cannot assure you that the offering of Series A preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the offering of Series A preferred stock, but the closing of the offering of Series A preferred stock is conditioned upon the closing of this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See "About this Prospectus."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 22.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See also "Underwriting (Conflicts of Interest)" for a full description of compensation in connection with this offering.

The underwriters have an option to purchase up to 2,000,000 additional shares from us at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

Delivery of the shares of common stock will be made on or about                           , 2014.

Joint Book-Running Managers

MORGAN STANLEY	J.P. MORGAN	WELLS FARGO SECURITIES

Co-Managers

KEYBANC CAPITAL MARKETS	SUNTRUST ROBINSON HUMPHREY	AVONDALE PARTNERS	PIPER JAFFRAY

The date of this prospectus is                                         , 2014.

Regional
Cancer Center
LEE MEMORIAL HEALTH SYSTEM

21st Century Oncology

Integrated Cancer Care

        We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

        We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"), and Section 3(a)(80) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are eligible to take advantage of certain exemptions from various reporting requirements under the Jumpstart Our Business Startups Act ("JOBS Act") that are not applicable to other public companies that are not "emerging growth companies." Pursuant to Section 102 of the JOBS Act, we have provided reduced executive compensation disclosure. We intend to "opt out" of the extended transition period with respect to new or revised accounting standards and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies, and we chose not to provide the reduced financial information allowed under Section 102 of the JOBS Act, which requires only two years of audited financial statements and reduced selected financial data.

        We could remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

MARKET, RANKING AND OTHER INDUSTRY DATA

        In this prospectus, we rely on and refer to information and statistics regarding the radiation therapy services industry as well as the cancer treatment industry and, unless otherwise specified, our market share is based on our revenue rank among public and private radiation therapy services companies based on public filings with the Securities and Exchange Commission (the "SEC"), industry presentations and industry research reports. Where possible, we obtained this information and these statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms, including company research, trade interviews, and public filings with the SEC. Additionally, we have supplemented third-party information where necessary with management estimates based on our review of internal surveys, information from our customers and vendors, trade and business organizations and other contacts in markets in which we operate, and our management's knowledge and experience. However, these estimates are subject to change and are uncertain due to limits on the availability and reliability of primary sources of information and the voluntary nature of the data gathering process. As a result, you should be aware that industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the initial purchasers make any representation as to the accuracy or completeness of such information.

OTHER DATA

        Numbers included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

COPYRIGHTS

        We own the rights to a copyright that protects the content of our "Gamma Function" software technology. Solely for convenience, the copyright referred to in this prospectus is listed without the © symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our right to this copyright.

ii

PROSPECTUS SUMMARY

        The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements."

        In this prospectus, unless the context requires otherwise, references to the "Company," "we," "our," or "us" refer to 21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.), the issuer of the securities offered hereby, and its consolidated subsidiaries. "21CH" refers to 21st Century Oncology Holdings, Inc. alone and "21C" refers to 21st Century Oncology, Inc. (formerly known as Radiation Therapy Services, Inc.), 21CH's direct, wholly owned subsidiary. "21CI" refers to 21st Century Oncology Investments, LLC (formerly known as Radiation Therapy Investments, LLC), our sole stockholder. Unless the context otherwise requires, references to the "offerings" refer collectively to the offering of our common stock and the offering of our Series A preferred stock.

Company Overview

        We are the leading global, physician-led provider of integrated cancer care ("ICC") services. Our physicians provide comprehensive, academic quality, cost-effective coordinated care for cancer patients in personal and convenient community settings (our "ICC model"). We believe we offer a powerful value proposition to patients, hospital systems, payers and risk-taking physician groups by delivering high quality care and first rate clinical outcomes at lower overall costs through outpatient settings, clinical excellence, physician coordination and scaled efficiency.

        We operate the largest integrated network of cancer treatment centers and affiliated physicians in the world which, as of December 31, 2013, was comprised of approximately 671 community-based physicians in the fields of radiation oncology, medical oncology, breast, gynecological and general surgery, urology and primary care. Our physicians provide medical services at approximately 304 locations, including our 163 radiation therapy centers, of which 41 operate in partnership with health systems. Our cancer treatment centers in the United States are operated predominantly under the 21st Century Oncology brand and are strategically clustered in 31 local markets in 16 states. Our 33 international treatment centers in six Latin American markets are operated under the 21st Century Oncology brand or a local brand and, in many cases, are operated with local minority partners, including hospitals. We hold market leading positions in the majority of our local markets.

        Our operating philosophy is to provide academic center level care to cancer patients in a community setting. To act on this philosophy, we employ or affiliate with leading physicians and provide them with the advanced medical technology necessary to achieve optimal clinical outcomes across a full spectrum of oncologic disease in each local market. In support of our physicians and technologies, we also develop and invest in medical management software, training programs for our staff and business enterprise systems to allow for rapid diffusion of clinical initiatives and continuous quality and performance improvement. In addition, we maintain strong clinical research relationships with multiple academic centers of excellence and cooperative research groups, gaining access to cutting edge treatments and making them available to our patients often years in advance of their commercial introduction to the marketplace. As a result, we attract and retain talented physician leaders by providing opportunities to work in a stimulating clinical environment offering superior end-to-end resources and designed to deliver high quality patient care.

        Our Company was founded in 1983 by a group of physicians that came together to deliver academic level quality radiation therapy at the community level. With significant investment in clinical programs, operating infrastructure and business systems, we expanded our delivery of sophisticated radiation therapy services domestically and then globally. Given the changing healthcare landscape, increased focus on lower cost, higher quality care and potential for value-based reimbursement, we built a more complete and integrated cancer care platform to better meet the needs of patients, physicians and payers. As a result, we proactively broadened our provision of care to include a full spectrum of cancer care services by employing and affiliating with physicians in the related specialties of medical oncology, breast, gynecological and general surgery, urology and primary care. This innovative approach to cancer care through our ICC model enables us to collaborate across our physician base, integrate services and payments for related medical needs and disseminate best practices. We believe this results in better cancer care to patients, a stronger presence in each market we serve and the ability to capitalize on changes and developments in the payment and delivery landscape.

        We have demonstrated an ability to grow our business through various environments, and we believe our business is poised for accelerated success given the current industry focus on delivering high quality care in a lower cost setting. The key components of our business model include:

  •
  Differentiated Scale—We are approximately 3.3 times larger than our next largest competitor, based on average treatments per day, which differentiates us with key stakeholders. Domestically, we have over 21,000 cases and perform over 500,000 treatments on an annual basis. As a result of our scale, we believe we have a higher level of efficiency and clinical and operational sophistication that health systems seek in partners and payers seek for nationwide or innovative contracts. In addition, our scale makes us the destination of choice for acquisition candidates and physicians pursuing alignment with larger enterprises.

  •
  Integrated Cancer Care Model—Developed to further penetrate existing markets and provide for enhanced clinical care, we believe our ICC model positions us as a key partner for payers, physicians and hospital systems today and to become an important part of any clinical enterprise of the future that seeks superior outcomes at predictable and affordable costs.

  •
  Health System Partnerships—Capitalizes on the trend of health systems leveraging partners to improve their oncology service offering and help manage the strategic, operational and financial challenges stemming from healthcare reform. These challenges include the pressure to contain healthcare costs, align with key physician resources and manage competitive demands for capital.

  •
  Collaborative Payment Arrangements—Proactively developed multiple coordinated and collaborative relationships with key payers and other industry participants to create alternative payment mechanisms to reduce cost and improve quality. For example, we developed and implemented the nation's first bundled payment radiation therapy program with a national private payer, and we are continually in discussions with payers to develop additional mutually beneficial payment arrangements. We also led the formation of an industry group to coordinate providers into a unified and collaborative relationship in order to work with both commercial and government payers on approaches to transition to bundled payments for an episode of care based on evidence-based pathways.

        In addition to our demonstrated success in varied environments, we have capitalized on the strength and breadth of our platform to develop new growth opportunities. Examples of such initiatives include our entry into and growth in international markets and our development and monetization of unique value-added services.

  •
  Entry Into and Expansion in International Markets—In 2011, we acquired and partnered with the highly sophisticated management team of Medical Developers, LLC ("MDLLC") the largest company in Latin America dedicated to radiation therapy. This investment was very attractive due to the increasing demand in that market for cancer treatment services created by a significantly underserved patient population, increased detection, a growing middle-class and expanded insurance access. MDLLC provides us the opportunity for enhanced growth rates, diversified payment sources, leveraging of best practices into a new global market and efficient equipment utilization.

  •
  Value-Added Services—Developed new revenue sources by leveraging our internally developed capabilities and resources including technology, clinical protocols, physician breadth and expertise and care management services. This provides incremental high-margin diversifying revenue lines for us and often serves as an entry point for new geographies and customer relationships. For example, our CarePoint service line leverages our cancer care management capabilities to provide a range of solutions up to and including comprehensive oncology care management solutions to insurers or other entities that are financially responsible for the health of defined populations. This provides us a new source of revenue and CarePoint contracts may serve as an entry point for new markets for our cancer treatment services.

        We have grown through a combination of organic, internally developed ("de novo"), acquisition and joint venture opportunities and innovative payer and hospital system relationships. We believe these major avenues for growth will become increasingly attractive as our scale, sophistication and clinical capabilities continue to distinguish us from our competition. As a result, we will continue to employ or affiliate with quality physicians, acquire freestanding radiation oncology centers and partner with leading health systems and payers as a result of the superior value proposition we provide each of these constituents:

  •
  Physicians—We believe physicians choose to join us because of our physician-focused culture, best-in-class clinical and research platform focused on oncology and affiliations with leading academic programs, as well as the ability to enhance income. Physician income is typically enhanced at the Company due to the breadth of our services, our focus on technology, the benefits of our ICC model and our scale, and our effective business office capabilities.

  •
  Freestanding Centers—Independent radiation businesses choose to join us because mounting pressures on their businesses make affiliation with a scaled and sophisticated partner beneficial. After acquiring a center, we typically upgrade existing equipment and technologies, implement our proprietary treatment and delivery tools, leverage our effective business office capabilities, develop ICC relationships and enable access to our contracts, all of which should dramatically improve the financial performance of the acquired center.

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  Health Systems—We believe health systems choose to partner with us due to our shared operating philosophy, enhanced patient care and access, strong physician leadership and ICC approach, all of which lead to a superior ability to attract and retain key specialists. We provide a flexible approach to health system partnerships which can include joint ventures, management agreements, hospital-based and/or freestanding locations and fully outsourced relationships.

  •
  Payers—We believe payers choose to partner with us as a result of our evidence-based clinical pathways, strong and integrated local market presence and ability to coordinate patient care in the most appropriate setting with lower cost and transparent pricing. We have leading market share in most of our local markets, and we seek to employ or affiliate with the highest quality physicians in all cancer related specialties. In addition, we track and measure clinical data to both evaluate treatment effectiveness and innovate new paradigms for payment methodologies.

        For the year ended December 31, 2013, we generated total revenues of $736.5 million. During this time period, 87.7% of our net revenue was derived from our integrated operations in North America, and 12.3% of our net revenue was derived from our operations in Latin America. See "—Summary Historical Consolidated Financial and Other Data" for a reconciliation of EBITDA and Adjusted EBITDA to Net Loss attributable to 21st Century Oncology Holdings, Inc. shareholder.

        In October 2013, we closed on our acquisition of OnCure Holdings, Inc. ("OnCure"), which comprises $106 million of acquired revenue, 33 radiation therapy centers and 11 radiation oncology physician groups in Florida, California and Indiana. This level of revenue represents a 15% increase in our revenue for the year ended December 31, 2012. In addition, on February 10, 2014, we completed our investment in Florida-based SFRO Holdings, LLC ("SFRO"), acquiring 65% of the equity interests in SFRO, increasing the number of our radiation therapy treatment centers by 21 and adding 88 additional ICC and radiation oncology physicians (the "SFRO Joint Venture"). OnCure and SFRO are expected to add approximately 694 and 591 average treatments per day, respectively, increasing our total treatments per day to approximately 4,750.

Industry Trends

        Cancer treatment is an important, large and growing market globally. We operate in the $290 billion global cancer care market, of which the domestic market comprises approximately $125 billion, as of 2010. Cancer is the second leading cause of death in the United States and globally. According to the most recent data available from the World Health Organization, global cancer prevalence includes approximately 29 million cases with approximately 13 million new cases and approximately 8 million cancer-related deaths per year. In addition to the scale of the current addressable market, cancer incidence in the United States is estimated to grow at an approximately 2% rate annually through 2030, with an outsized proportion of treatments occurring in outpatient settings which are expected to grow at approximately 31% compared to approximately 3% for inpatient services, from 2013 to 2023. As the population ages, the number of U.S. cancer diagnoses is expected to continue to increase, as approximately 77% of all cancers diagnosed from 2006 to 2010 were in persons 55 years of age and older. Additionally, since 2006, the percentage of cancer cases addressed by radiation has grown from approximately 55% to nearly two-thirds.

        We believe we are well-positioned to benefit from other major trends currently affecting the healthcare services markets in which we compete, including:

Focus on Cost Containment in Healthcare

        Rising healthcare costs have continued to strain federal, state and local, as well as employer and patient budgets. In addition, domestic cancer costs are projected to grow from $125 billion in 2010 to $207 billion by 2020, and oncology is typically one of the top two largest cost categories for health plans. Efficient management of cancer care across the patient continuum through utilizing more efficient outpatient settings, which can cost approximately 14% less for commercial payers than other alternatives, and coordination across medical disciplines represents a significant opportunity to contain and reduce overall healthcare costs while improving quality and outcomes. In addition, newly developed health insurance exchanges may ultimately present a significant opportunity for us, as payers look to contract with high quality, low cost providers in local markets, like us. We believe we are well positioned to benefit from this trend as the largest provider of lower cost, convenient and high clinical quality cancer care service in outpatient settings. This will also be of increased importance as patients have an increased responsibility for their healthcare costs.

Shift Towards Coordinated Care

        Recent healthcare legislation, continued cost pressures on payers, and the increase in the number of patients with complex conditions will likely create significant opportunities for cost-effective, sophisticated providers that can offer coordinated, integrated care delivery. Private payers are increasingly moving toward narrow networks and directing patients to the most coordinated and cost-effective providers of care. Additionally, certain health reform initiatives promote the transition from traditional fee-for-service payment models to more "value-based" or "capitated" payment models where overall outcomes and census management are more important success factors than the number of procedures delivered. These trends require improved care coordination and communication throughout an episode of care to enable providers to analyze patient data and identify more effective treatment protocols that ultimately improve outcomes and reduce costs. To meet these goals, we have authored and maintain a set of best clinical practice guidelines for each of the major cancer diagnoses. The guidelines are based on widely recognized consensus expert group statements and supporting medical literature and serve as the foundation of our efforts to achieve a consistently high level of care throughout our Company. Our physicians interact with the guidelines in real-time and at the point of care through use of our online treatment prescription and medical record systems in order to help guide their clinical decisions toward the most appropriate and effective medical management for their patient.

        We have an established history of offering high quality, cost effective integrated services and developing the related infrastructure to ensure coordinated care across specialists. We believe we are well positioned for the changing delivery landscape where payers are searching for partners to help manage medical costs without sacrificing care.

Dynamics Impacting Health Systems

        Many hospitals and health systems recognize the strategic, operational and financial challenges stemming from healthcare reform, the burgeoning efforts to contain healthcare costs, and growing consumer preference for treatment in more comfortable community care settings. In response, many health systems are developing strategies to reduce operating costs, align with physicians, create additional service lines, expand their geographic footprint and service locations and prepare for new value-based payment models. A growing number of health systems are entering into strategic partnerships with select provider organizations in order to achieve these goals. Provider organizations, such as ours, can often provide a high degree of specialization, more efficient outpatient facilities, best practices learned from a nationwide network, scaled operating systems, and financial capital to help healthcare systems meet their goals. We currently have 41 radiation oncology centers in strategic operational partnerships with health systems where we provide a variety of services that leverage our capabilities to support their communities.

Continued Provider Consolidation Driven by Changing Environment

        Consolidation among healthcare providers, including facility operators and clinicians, is expected to continue due to increasing cost pressure and greater complexities as well as requirements imposed by new payment, reporting and delivery systems. Independent physicians are increasingly becoming employed by hospitals or affiliated with larger group practices like ours. For instance, since 2010, we have expanded our physician base by 183%. In addition, recent reimbursement cuts in our industry, coupled with the high cost of technology and the necessity of coordination of care, have contributed to a more rapid pace of consolidation relative to prior years. As the largest global, physician-led provider of integrated cancer care, we believe we are well positioned to be an acquisition partner of choice due to our well developed business model, economies of scale and efficient technology utilization. We believe our ability to create value through accretive acquisitions at attractive valuations and increase physician efficiency in both the United States and globally creates a significant opportunity to leverage our core competencies while further expanding our global footprint. We expect that the current operating environment will continue to produce an attractive pipeline of accretive acquisitions and physician employment and affiliation opportunities in existing and adjacent markets.

        The radiation therapy and related physician specialist landscape is highly fragmented. In 2013, there were approximately 2,350 locations providing radiation therapy in the United States, of which approximately 1,100 were freestanding, or non-hospital based, treatment centers. Approximately 25% of freestanding treatment centers are affiliated with the largest three provider networks, with the Company holding approximately 13% of the freestanding market. It is estimated that there are approximately 793,000 physicians in the United States today, of which 36% remain independent as compared to well over 50% a decade ago. The Latin American radiation therapy market is similarly fragmented with most competition coming primarily from hospitals and some smaller local groups. In Argentina, we are the largest radiation therapy provider, with particularly strong market positions in Buenos Aires, Cordoba, La

Plata and Mendoza. In the majority of other Latin American markets that we serve, we are the number one or number two provider.

Competitive Strengths

        We believe that the underlying industry trends provide for attractive, long-term market growth, and that our leading market position created by our competitive strengths will enable us to grow at a faster rate than the overall radiation therapy market.

Multiple Sources for Self-Sustaining Long-Term Growth

        The radiation therapy market is growing organically due to increases in cancer incidence, increases in the types of cancer addressable with technology and a stable pricing environment. Cancer incidence in the United States is estimated to increase by an approximately 2% rate annually through 2030, with an outsized proportion of treatments occurring in outpatient settings, which are expected to grow at approximately 31% compared to approximately 3% for inpatient services from 2013 to 2023. More precise delivery of radiation treatment has enabled radiation therapy to be utilized for additional types and sites of cancer, which has increased the addressable market for our services. In addition to this addressable market growth, commercial pricing changes have generally been positive as we continue to be relatively attractively priced and Medicare pricing is more stabilized due to the Center for Medicare & Medicaid Services ("CMS") approaching its goal of site neutrality and the industry's development of a meaningful collaborative relationship with CMS. International markets are growing faster than U.S. markets due to a significantly underserved patient population, increased detection, a growing middle-class, expanded insurance access and a stable pricing environment. In addition to underlying positive organic industry growth, we have implemented the following initiatives to accelerate our growth profile which are funded out of internally generated cash flow and selective borrowings:

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  Organic growth enhancements;

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  Acquisitions;

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  Health system partnerships and de novo centers; and

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  Strategic relationships with payers.

Leading Player in Large and Fragmented Market

        We have 671 community-based physicians and provided approximately 4,150 radiation therapy treatments on average per day for the year ended December 31, 2013 in our 163 treatment centers. We believe this scale makes us the largest provider of cancer care services in the world, substantially larger than our next largest competitor. In addition to our national scale, we maintain a leading market position in the majority of our local markets.

        Our national scale affords us the opportunity to develop systems and processes efficiently and access technology that empowers our physicians to deliver best-in-class care. It also enables us to share and benefit from new approaches and recently developed findings across our network. Furthermore, our scale allows us to recognize benefits in areas such as revenue cycle management, purchasing, recruiting, compliance and quality assurance. Our leading local market shares, coupled with our national scale, strengthen our managed care contracting, our relationships with health systems and our ability to deploy innovative payment models, all of which enable us to capture greater patient census.

        Despite our scale, we estimate that our operations only comprise approximately 6% of the market for radiation therapy services in the United States, and a lower amount internationally, representing a robust opportunity to continue our acquisition growth strategies.

Industry Leading Technology and Clinical Platform

        We have developed what we believe to be a superior clinical, technological and training infrastructure. Our scaled and sophisticated infrastructure allows us to aggregate data for the benefit of research and alternative payment models, rapidly deploy advanced protocols to optimize patient care, recruit and retain best-in-class physicians and access differentiated opportunities. The backbone of our capabilities is our internally-developed Oncology Wide-Area Network ("OWAN") system which provides real-time clinical treatment information and serves as a repository for all of our clinical and patient data. Access to this data provides clinical information to measure quality outcomes while also enabling us to lead the change in industry payment methodologies as demonstrated in our development of the only national bundled payment arrangement for radiation therapy with a national private payer. OWAN also allows us to deploy our internally developed, proprietary software tool, Gamma Function, that we use to measure the effectiveness of radiation therapy delivery to our patients.

        Additionally, we run the only fully-accredited, privately-owned radiation therapy and dosimetry schools in the country and have an affiliated physics program with the University of Pennsylvania, which provide us a consistent source of high quality support clinicians. Proprietary technology and high quality support clinicians aid in our recruiting and retaining of best-in-class physicians. Due to our leading technological, clinical and operating capabilities, we have been selected to serve as the Managing and Development Partner of The New York Proton Center being developed in partnership with Memorial Sloan-Kettering Cancer Center, the Mount Sinai Health System (which includes six hospitals in the New York metropolitan area) and Montefiore Medical Center.

Innovative Integrated Approach to Markets

        We hold market leading positions in most of our local markets and have increased our market share by broadening our suite of cancer care services through employing and affiliating with scarce and valuable physicians in the highly specialized fields of medical oncology, breast, gynecological and general surgery, urology and primary care. Our ICC model enables us to manage an entire episode of care for cancer patients, optimize the quality of care, drive patient census and adapt to anticipated changes in payment methodology. The result of this is that, in our domestic markets where we have implemented our ICC model, we have experienced treatments per day growth at a 6% compound annual growth rate, which is in excess of national cancer incidence growth. A specific example of ICC's potential is in Asheville, North Carolina, where we entered into a value added services agreement with a hospital through a de novo deployment. We transitioned Asheville from a pure freestanding radiation oncology model to our ICC model and built a growing and resilient market presence. This has allowed us to achieve an approximately 65% increase in the revenue contribution of that business.

        In addition, our ICC model and local market strength enable us to be a key partner for health systems and payers. We have been able to transition select relationships with local health systems, ranging from fully outsourced cancer care programs to managed service lines, to become a more differentiated cancer care partner. For example, in Broward County, Florida, we worked with the hospital to construct a complete outsourcing of their cancer care services. By recruiting physicians, streamlining operations and improving service levels at the hospital based sites we grew average treatments per day by 33% in 12 months and have converted the business from loss making service to stable, predictable and positive cash flow. Furthermore, managed care plans have increasingly directed patients to our coordinated model, and we believe we are well positioned to accept further bundled payment or other capitated arrangements for an episode of cancer care which may develop.

Proven Acquisition Methodology and Track Record

        We have invested heavily in corporate development and infrastructure to take advantage of a fragmented and rapidly consolidating market. Over the past three years ended December 31, 2013, we have acquired 11 companies representing 69 treatment centers. We have an experienced corporate development team that leverages the extensive market knowledge of our capable regional management to proactively identify and prioritize acquisition targets, as well as cost and synergy potential, based on demographics, payer landscape, ICC opportunity and competitive dynamics. As a result of our ability to acquire companies at attractive multiples and realize synergies, we have been able to effectively reduce our acquisition multiples on acquired companies since 2010 by 2.5x to approximately 3.6x for our last twelve months Adjusted EBITDA.

        Since 2011, we have invested over $10 million to augment our internal operations team to ensure quick and seamless integration of acquired targets. Our integration teams map clinical and operating systems to our platforms to capture identified synergy opportunities quickly. For example, in Myrtle Beach, South Carolina, we acquired a freestanding radiation oncology business in May 2010 for $33 million. Within seven months, we had upgraded the medical equipment, recruited highly qualified clinicians, improved revenue cycle and implemented our ICC model. This has allowed us to achieve an approximately 95% increase in the Adjusted EBITDA contribution of that business.

        Our pipeline of potential targets is robust and acquisitions will remain a significant part of our core growth strategy. We believe we have become a preferred acquisition partner in light of the breadth of services and benefits we can offer.

Strong and Experienced Management Team with Demonstrated Track Record of Performance

        Our senior management team, several of whom are practicing physicians, has extensive public and private sector experience in healthcare. Eleven members of our senior management team have been with us for an average of 16 years and average approximately 19 years in the cancer care industry. These members have been the chief architects behind the Company's growth in revenue from $56.4 million in 1999 to $736.5 million in 2013. In order to capitalize on the opportunities in a consolidating, changing market and leverage our ICC model, we have bolstered our management team with senior level talent in key functional areas such as enterprise management, practice administration, managed care contracting, legal, information technology, acquisition integration and marketing. Management has more than $125 million currently invested in the Company.

Growth Strategy

        Our growth strategy leverages our competitive strengths to provide for long-term enhanced growth.

Capitalize on Organic Growth Opportunities

        The U.S. market for cancer treatment is growing due to the increasing incidence of the disease and a stable reimbursement environment. Over the past five years, there has been a cumulative Medicare rate change of (15%) for freestanding centers in an effort to achieve site-neutral payments between hospital outpatient and freestanding centers. Today, freestanding centers are reimbursed approximately 9% less than hospital outpatient sites for certain treatments, which suggests that the trend of consistent price declines should end, and we should operate in a more constructive pricing environment in the future. Managed care pricing has been stable to positive for the Company as a result of our proactive contracting strategy whereby we emphasize both our integrated local presence and density while demonstrating our services are 14% less on average than hospital services. In addition, we have been successful in reducing volatility by decoupling our managed care contracts tied to Medicare from 22% in 2010 to 7% in 2013. The international market for cancer treatment is growing at a faster rate due to a lower level of treatment penetration relative to the United States, an increasing diagnosis rate, a growing middle class and expanded insurance access. In addition to this market growth, initiatives contributing to our revenue growth include: technology utilization, expansion of our ICC model, physician recruiting and increased patient flow from managed care plans. We continue to invest capital and resources behind these initiatives at our existing centers to drive long-term, sustainable growth. Evidence of this is our ability to grow at rates above cancer incidence growth in our ICC markets, which are currently only fully established in 18% of our markets. Our year-over-year domestic same market growth, which excludes new market acquisitions, and despite some volatility in the industry related to prostate treatment protocols, has been 1.4%, 1.0%, 2.0%, and 4.3% in each of the last four years ended December 31, 2013, respectively, for average treatments per day. In addition, international treatments per day has grown approximately 8% from 2010 to 2013. As a result, total global treatments per day have grown from approximately 2,992 in 2010 to approximately 4,150 for the twelve months ended December 31, 2013.

Opportunity Resulting from Recently Completed Acquisitions

        Over the year ended December 31, 2013, we completed three material acquisitions resulting in $164 million of acquired revenue which represents 24% of our revenue for the year ended December 31, 2012. We anticipate achieving additional revenue and EBITDA from incremental cost and other synergies from these acquisitions. We expect the recent acquisition of OnCure and investment in SFRO to contribute significantly to our growth. For OnCure, our largest acquisition to date, which closed on October 25, 2013, we have already implemented cost reductions expected to total approximately $13 million on an annual basis as a result of closing OnCure's headquarters and back office functions and transitioning certain centers from the OnCure management model to our provider model. We expect to achieve incremental cost savings, in addition to realizing substantial revenue synergies from improvements in managed care contracting and revenue cycle management, upgrade of technology and equipment at the legacy OnCure centers, implementation of our ICC model and deployment of our Gamma Function in the near future. For example, we expect to deploy our Gamma Function at all existing OnCure centers by the end of 2014, which will likely provide incremental revenue to our business.

        We believe our newest investment in SFRO, which closed on February 10, 2014, is synergistic as a result of the contiguous nature of our markets. SFRO is a leading provider of cancer care services, with 21 radiation therapy treatment facilities and 88 physicians, in the Southeast Florida region. We believe that approximately $7 million of annual synergies will result from optimization of our combined footprint, the rapid deployment of Gamma Function across their very sophisticated technology platform, business office efficiencies and best practices across a clinically strong base of combined physician and management talent. Furthermore, the enhanced market density should provide for increased opportunity for innovation with health systems and payers.

Continue to Pursue Our Acquisition Strategy

        Acquisitions and joint ventures are important parts of our expansion plans, and we have invested in the tools and infrastructure to capitalize on these opportunities to realize low-risk synergies over 12-24 months. We expect to have a $210 million undrawn revolving credit facility in place at the time of the offerings, providing substantial capacity to finance acquisitions. The landscape of radiation therapy and related physician specialists is highly fragmented. In 2013, there were approximately 2,350 locations providing radiation therapy in the United States, of which approximately 1,100 were freestanding, or non-hospital based, treatment centers. Only approximately 25% of freestanding treatment centers are affiliated with the largest three provider networks, with the Company holding approximately 13% of the freestanding market. In a broader trend, it is estimated that there are approximately 793,000 physicians in the United States today, of which 36% remain independent as compared to over 50% a decade ago. The Latin American radiation therapy market is similarly fragmented with most competition coming primarily from hospitals and some smaller local groups.

        For acquisitions, we target centers in our existing markets and new markets that have certificates of need, provide significant market share opportunities and where we can expand our ICC model. The foundation of our acquisition strategy is the implementation of our proven operating model at each of our newly acquired treatment centers. This includes the immediate realization of the benefits of scale and market density we provide, but also includes longer-term growth through our focus on technology and implementation of our ICC model. Our focus includes upgrading existing equipment and technologies, developing ICC relationships, introducing advanced therapies and services, providing clinical expertise and enabling our new physicians and patients to access our broad network of centers, contracts and resources. As a result, since 2010, we have acquired businesses with an aggregate Adjusted EBITDA of approximately $55 million for the trailing twelve months as of the time of acquisition. These acquired businesses now contribute approximately $94 million to our current annual Adjusted EBITDA. This level of improvement in Adjusted EBITDA is typically comprised of cost synergies (20%), technology improvements (20%), revenue cycle management/managed care contracting (27%) and ICC implementation (33%). We believe we have the experience, processes and operating team to continue to achieve these attractive acquisition economics on a go-forward basis. As a result, we currently have a robust acquisition pipeline where we have identified the ability to drive the average acquisition multiple to approximately 3.5x-4.5x pro forma last twelve months Adjusted EBITDA.

Pursue Additional Hospital Partnership Opportunities

        We are focused on expanding our relationships with health systems partners. We believe our investments in the ICC model, new systems and data have uniquely positioned us as a partner of choice to health systems. We believe our current footprint only represents a small portion of this market and, as we gain greater local market scale and penetration of the ICC model, we expect our health system partnership discussions to accelerate. The structure of relationships with heath systems includes: joint ventures, management agreements, professional services agreements and full outsourcing of oncology service lines.

Expand in New and Existing International Markets

        Organic and acquisition growth opportunities for radiation therapy services outside of the United States are driven largely by higher volume growth from strong underlying demographic and healthcare industry trends, an underserved and fragmented market and increased access to and payment for technology in the treatment of cancer. In 2011, we acquired MDLLC, the oldest and largest company in Latin America dedicated to radiation therapy, which has served as a platform for our growth in the region. Since our initial investment in MDLLC in 2009, we acquired six treatment centers and completed seven de novo treatment centers in our international markets. We believe that our international operations provide a faster growth opportunity than in the United States, with MDLLC generating approximately $91 million of revenue and approximately $24 million of Adjusted EBITDA for the year ended December 31, 2013. This represents over a 17% compounded annual growth rate in Adjusted EBITDA since 2009. We continue to pursue de novo centers, acquisitions, joint ventures and hospital partnerships to facilitate expansion in existing and new Latin American markets. Physicians in Latin America frequently use older generation equipment and technologies, such as cobalt machines. There are significant opportunities to transfer modern equipment that is not being utilized in the United States to our Latin American centers, thereby increasing our overall equipment utilization while raising the local market standard of care. This enables us to grow in this market through the deployment of advanced technologies such as intensity-modulated radiation therapy ("IMRT") and image guided radiation therapy ("IGRT"), resulting in higher average revenue per treatment, increased profitability and improved patient care.

        In addition to our strategy in Latin America, we will selectively evaluate and pursue expansion in other international markets to further enhance our growth profile and diversify our revenue.

Generate Additional Sources of Revenue from Value Added Services

        Capitalizing on our network, our long history and the breadth of our products and services, we have developed new value added services that we expect to generate additional sources of high-margin revenue outside the third-party reimbursement system. Examples of these value added services include management of the proton beam therapy project in New York, management of the oncology service line at multiple hospital systems, participation in clinical trials, monetization of our historical data and potential licensing of proprietary technology and clinical pathways. Additionally, we have recently launched

CarePoint, a global cancer management solution that leverages our core competencies to provide third-party administrative management services for payers using our proprietary clinical pathways, data analytical capabilities and established provider network.

Recent Developments

Preliminary Estimates for the Three Months Ended March 31, 2014

        While complete financial information and operating data is not yet available, based on the information currently available, our management preliminarily estimates that for the three months ended March 31, 2014, our total revenues will be between $220.0 million and $235.0 million, compared to revenue for the three months ended March 31, 2013 of $174.0 million. Management preliminarily estimates that for the three months ended March 31, 2014, our Adjusted EBITDA will be between $28.0 million and $31.0 million, compared to $22.1 million for the three months ended March 31, 2013. Management preliminarily estimates that for the three months ended March 31, 2014, our total treatments per day in our domestic free standing centers will be between 2,800 and 3,100, compared to 1,995 for the three months ended March 31, 2013. Management preliminarily estimates that for the three months ended March 31, 2014, our international cases will be between 4,000 and 4,300, compared to 3,607 for the three months ended March 31, 2013. In addition, same market volume in our U.S. domestic segment grew at approximately 3.4% year-over-year for the first quarter of 2014. Our international case volume grew at approximately 18.7% year-over-year for the first quarter of 2014. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our first quarter are finalized.

        Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA, as well as reasons why management believes the inclusion of Adjusted EBITDA is appropriate to provide additional information to investors about our performance and certain limitations of the measure, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

        The estimates above represent the most current information available to management. We have provided a range for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2014 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. The estimates for the three months ended March 31, 2014 are not necessarily indicative of any future period and should be read together with "Risk Factors," "Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial and Other Data" and our financial statements and related notes included elsewhere in this prospectus.

        The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

OnCure Acquisition

        On October 25, 2013, we completed the acquisition of OnCure for approximately $125.0 million (excluding capital leases, working capital and other adjustments), including $42.5 million in cash and up to $82.5 million in assumed debt (including $7.5 million of debt held in escrow, which will be released to debt holders if certain OnCure centers achieve a minimum level of EBITDA in 2015) (the "OnCure Acquisition"). OnCure operates 33 radiation therapy centers in partnership with 11 radiation oncology physician groups in Florida, California and Indiana.

        The acquisition of OnCure increased our number of radiation therapy centers by 25% and is expected to add approximately 694 average treatments per day. OnCure contributed approximately $30 million of our pro forma Adjusted EBITDA for the year ended December 31, 2013.

SFRO Joint Venture

        On February 10, 2014, we completed our investment in SFRO increasing the number of our radiation therapy centers by 21 and adding 88 additional radiation oncology and ICC physicians. In connection with our purchase of a 65% interest in SFRO, we entered into a new credit agreement providing for a $60 million term loan facility and $7.9 million of term loans to refinance existing SFRO debt (the "SFRO Credit Agreement"). In addition, subject to certain terms and conditions, the owners of the remaining 35% of SFRO will have the right to exchange their ownership interest in SFRO for common stock of 21CH.

        The SFRO Joint Venture increases the number of our treatment centers by approximately 10% and is expected to add approximately 591 average treatments per day. We believe that SFRO will provide over $25 million of Adjusted EBITDA for the year ended December 31, 2014. SFRO has approximately $43 million of net debt outstanding (including the $7.9 million of term loans under the SFRO Credit Agreement).

        We believe that both the OnCure Acquisition and SFRO Joint Venture provide us an opportunity to further leverage our infrastructure, contracting, technology and footprint to achieve significant operating synergies, broaden and deepen our ability to offer advanced cancer care to patients throughout the United States and offer expansion opportunities for our ICC model across the Company.

        As a result of our recently completed transactions, we now operate 185 treatment centers, including 151 centers located in 16 U.S. states and employ 762 physicians.

SIU Acquisition

        On May 25, 2013, we acquired Specialists in Urology ("SIU"), which included five treatment centers in Lee and Collier Counties in Florida where the Company has multiple existing centers. SIU is included in our results of operations from May 25, 2013 to December 31, 2013 and for that period SIU contributed approximately $17.9 million to our total revenues.

CTSA Acquisition

        On June 28, 2013, we acquired Cancer Treatment Services Arizona ("CTSA"), which included acquiring one treatment center. CTSA is included in our results of operations from June 28, 2013 to December 31, 2013 and for that period CTSA contributed approximately $6.8 million to our total revenue.

Refinancing Transactions

        In connection with the offerings, we intend to enter into a new five year $210 million revolving credit facility. This new revolving credit facility will support the Company's acquisition strategy as well as general corporate initiatives. In addition, following the closing of the offerings, we intend to reduce the cost of our capital structure and take advantage of favorable interest rates by entering into a new seven year first lien term loan facility with proceeds ranging from $430-500 million. We intend to use the proceeds of the new term loan facility to repurchase or refinance certain of our existing indebtedness and pay related fees and expenses. We expect that the refinancing coupled with the offerings would allow us to accelerate the use of our federal net operating losses, which as of December 31, 2013 totaled $244 million, and thereby reduce future expected tax payments leading to enhanced cash flow for acquisitions and debt service.

        We expect that both the revolving credit and term loan facilities will contain affirmative and negative covenants customary for this type of financing. There are no assurances that the closing of the new revolving credit facility or the new term loan facility will occur on these terms or at all.

 Risk Factors

        An investment in our common stock involves a high degree of risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock. Among these important risks are the following:

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  We depend on payments from government Medicare and, to a lesser extent, Medicaid programs for a significant amount of our revenue. Our business could be materially harmed by any changes that result in reimbursement reductions.

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  Reforms to the U.S. healthcare system may adversely affect our business.

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  If payments by managed care organizations and other commercial payers decrease, our revenue and profitability could be adversely affected.

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  Our success is dependent upon our continuing ability to recruit, train and retain or affiliate with radiation oncologists, ICC physicians, physicists, dosimetrists and radiation therapists.

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  Changes in medical treatment guidelines or recommendations may adversely affect our business.

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  We may encounter numerous business risks in acquiring and developing additional treatment centers, and may have difficulty operating and integrating those treatment centers.

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  Our substantial debt could adversely affect our financial condition.

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  Our equity sponsor may have the ability to control significant corporate activities after completion of the offerings and our equity sponsor's interests may not coincide with yours.

Our Corporate Information

        We were incorporated on October 9, 2007 under the name Radiation Therapy Services Holdings, Inc. and currently exist as a Delaware corporation. On December 5, 2013, we changed our name to 21st Century Oncology Holdings, Inc. Our business was originally formed in 1983. On February 21, 2008, we consummated the merger of a wholly owned subsidiary of 21CH with and into 21C, with 21C as the surviving corporation and as wholly owned subsidiary of 21CH (the "Merger"). We were acquired in 2008 pursuant to the Merger by affiliates of Vestar Capital Partners ("Vestar"). Our principal executive office is located at 2270 Colonial Boulevard, Fort Myers, Florida 33907 and our telephone number is (239) 931-7275. The address of our main website is www.21co.com. The information contained on our website does not constitute a part of this prospectus.

        If more than 50% of our voting power is held by investment funds and entities affiliated with Vestar, including 21CI, upon completion of the offerings, we will be a "controlled company" as defined under the corporate governance rules of the New York Stock Exchange.

Equity Sponsor

        Founded in 1988, Vestar is a leading U.S. middle-market private equity firm specializing in management buyouts and growth capital investments. Since its founding, Vestar has completed 70 investments in companies with total value of over $40 billion. These companies have varied in size and geography and span a broad range of industries including healthcare, consumer products, diversified industries and financial services. The healthcare industry is an area in which Vestar's principals have had meaningful experience, and during its history Vestar has invested approximately $1.7 billion in 11 healthcare companies. The firm's strategy is to invest and collaborate with incumbent management teams and private owners in a creative, flexible and entrepreneurial way to build long-term investment value. Vestar currently manages funds with approximately $5 billion of assets and has offices in New York, Denver and Boston.

        Vestar's investment in the Company was funded by Vestar Capital Partners V, L.P., a $3.7 billion fund, and affiliates.

The Offering

Issuer	21st Century Oncology Holdings, Inc.
Common stock offered by us	13,333,333 shares.
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 2,000,000 shares at the public offering price, less underwriting discounts and commissions.
Common stock to be outstanding immediately after completion of this offering

Immediately following the consummation of this offering, we will have 29,745,520 shares of common stock outstanding, or 31,745,520 shares, if the underwriters' option to purchase additional shares is exercised in full, in each case after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to this offering.

Use of proceeds

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $172.9 million (or approximately $200.8 million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the shares offered by us are sold for $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We estimate that the proceeds to us from the concurrent public offering of our Series A preferred stock, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $67.1 million (or approximately $77.6 million if the underwriters in that offering exercise their option to purchase additional shares of Series A preferred stock in full).

We intend to use the net proceeds from the offerings to repay all outstanding amounts under our $90 million term loan facility (the "Term Facility"), to repay a portion of amounts outstanding under our $100 million revolving credit facility (the "Revolving Credit Facility" and together with the Term Facility, the "Credit Facilities"), to repay a portion of OnCure's 11.75% senior secured notes (the "OnCure Notes") (plus a portion of OnCure Notes held as an earnout, which amount will be held in escrow), to repay all amounts outstanding under the SFRO Credit Agreement and certain other SFRO indebtedness, to pay related fees and expenses and for general corporate purposes.

Principal stockholders

Upon completion of the offerings, our parent company, 21CI, which is controlled by affiliates of Vestar, may continue to beneficially own a controlling interest in us. As such, we may avail ourselves of certain controlled company exemptions under the corporate governance rules of the New York Stock Exchange.

Concurrent offering of Series A preferred stock

We are separately offering 1,500,000 shares of our Series A preferred stock in a concurrent public offering, and we have granted the underwriters in that offering a 30-day option to purchase up to 225,000 additional shares of Series A preferred stock at the public offering price, less the underwriting discount. The Series A preferred stock will be convertible into an aggregate of up to            shares of our common stock (up to            shares of our common stock if the underwriters in that offering exercise their option in full), in each case, subject to anti-dilution, make-whole and other adjustments.

We cannot assure you that the offering of Series A preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this offering is not conditioned upon the closing of the Series A preferred stock offering, but the closing of the Series A preferred stock offering is conditioned upon the closing of this offering. See "Concurrent Offering of Series A Preferred Stock" for a summary of the terms of our Series A preferred stock and further description of the concurrent offering.

Dividend policy

We do not expect to pay dividends or other distributions on shares of our common stock in the foreseeable future. Other than the payment of dividends on the Series A preferred stock, we currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. So long as any shares of our Series A preferred stock remain outstanding, no dividend or distribution may be declared or paid on shares of our common stock and no shares of our common stock may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred stock or a sum of cash or number of shares of our common stock has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock. See "Dividend Policy."

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 666,667 shares of common stock offered in this prospectus for our directors, officers, employees, business associates and other related persons. We do not know if these persons will choose to purchase all or any of these reserved shares, but any purchases they do make will reduce the number of shares available for sale to the general public. See "Underwriting (Conflicts of Interest)."

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol "ICC." We have applied to list our Series A preferred stock on the New York Stock Exchange under the symbol "ICC PR."

Risk factors

For a discussion of risks relating to the Company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Conflicts of interest

In this offering we expect that more than 5% of the net proceeds of this offering may be received by certain underwriters in this offering or their affiliates that are lenders under our Credit Facilities as the result of our use of a portion of our net proceeds to repay indebtedness under such Credit Facilities. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 that requires a "qualified independent underwriter," or "QIU," participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. We have agreed, subject to certain terms and conditions, to indemnify J.P. Morgan Securities LLC against certain liabilities incurred in connection with it acting as QIU in this offering, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)."

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

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  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

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  is based on the number of shares outstanding after giving effect to the approximately 15,965-for-1 stock split, which we will complete immediately prior to the consummation of this offering (assuming an offering price of $15.00 per share (the mid-point of the price range set forth on the cover of this prospectus));

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  does not give effect to the issuance of shares of our common stock to members of our senior management pursuant to our Executive Bonus Plan or certain incentive agreements. See "Executive Compensation—Grants in Connection with the Offerings" and "Certain Relationships and Related Party Transactions—Incentive Agreements";

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  assumes (1) no exercise by the underwriters of their option to purchase up to 2,000,000 additional shares from us and (2) an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus;

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  excludes up to            shares of our common stock (up to            shares of our common stock if the underwriters in our offering of Series A preferred stock exercise their option to purchase additional shares in full), in each case, subject to anti-dilution, make-whole and other adjustments, that would be issuable upon conversion of the Series A preferred stock issued in our concurrent offering of Series A preferred stock; and

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  assumes that the underwriters in the concurrent public offering of our Series A preferred stock do not exercise their option to purchase from us up to 225,000 shares of our Series A preferred stock.

 Summary Historical Consolidated Financial and Other Data

        The following tables set forth our summary historical consolidated financial and other data as of and for the dates indicated. The consolidated financial and other data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements, included elsewhere in this prospectus.

        Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The following summary historical consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and the information under "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Combined Financial Information" and other financial information included in this prospectus.

        The summary unaudited pro forma statement of operations data for the year ended December 31, 2013 present the combined results of our operations with OnCure as if the OnCure Acquisition and the financing for the OnCure Acquisition had occurred on January 1, 2013, but do not present the results of operations of SFRO from prior to the date of the SFRO Joint Venture, or of SIU or CTSA from prior to the date of their respective acquisitions. The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position would have been had we completed the OnCure transaction at the date indicated, nor do such data purport to project the results of operations for any future period. See "Unaudited Pro Forma Condensed Consolidated Combined Financial Information" for a complete description of the adjustments and assumptions underlying these summary unaudited pro forma consolidated financial data. The unaudited pro forma statement of operations contained in the section entitled "Unaudited Pro Forma Condensed Consolidated Combined Financial Information" reflects pro forma results through income from continuing operations.

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(dollars in thousands)
Statement of Operations Data
Revenues:
Total revenues	$644,717	$693,951	$736,516	$813,779

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(in thousands, except share and per share data)
Expenses:
Salaries and benefits	$326,782	$372,656	$409,352	$438,091
Medical supplies	51,838	61,589	64,640	65,885
Facility rent expense	33,375	39,802	45,565	52,158
Other operating expenses	33,992	38,988	45,629	54,357
General and administrative expenses	81,688	82,236	106,887	124,173
Depreciation and amortization	54,084	64,893	65,195	76,662
Provision for doubtful accounts	16,117	16,916	12,146	12,146
Interest expense, net	60,656	77,494	86,747	94,104
Electronic health records incentive income	—	(2,256)	(1,698)	(1,698)
Fair value adjustment of earn-out liability and noncontrolling interests-redeemable	—	1,219	130	130
Equity interest in net earnings of joint ventures	—	—	—	(133)
Loss on sale leaseback transaction	—	—	313	313
Loss on investments	250	—	—	—
Gain on fair value adjustment of previously held equity investment	(234)	—	—	—
Gain on the sale of an interest in a joint venture	—	—	(1,460)	(1,460)
Loss on foreign currency transactions	106	339	1,283	1,283
Loss on foreign currency derivative contracts	672	1,165	467	467
Early extinguishment of debt	—	4,473	—	—
Impairment loss	360,639	81,021	—	59,686
Interest income and other expense, net	—	—	—	(107)

Total expenses	1,019,965	840,535	835,196	976,057
Loss before income taxes	(375,248)	(146,584)	(98,680)	(162,278)
Income tax expense (benefit)	(25,365)	4,545	(20,432)	(20,629)

Net loss	(349,883)	(151,129)	(78,248)	(141,649)
Net income attributable to non-controlling interest	(3,558)	(3,079)	(1,966)	(2,081)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(353,441)	$(154,208)	$(80,214)	$(143,730)

Net loss per common share:(1)
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(21.68)	$(9.42)	$(4.90)	$(8.77)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(21.68)	$(9.42)	$(4.90)	$(8.77)

Weighted average shares outstanding:(1)
Basic	16,299,774	16,364,291	16,381,612	16,381,612

Diluted	16,299,774	16,364,291	16,381,612	16,381,612

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(Unaudited) (dollars in thousands)
Other Financial Data:
EBITDA(2)	$(264,066)	$(7,276)	$51,296	$6,407
Adjusted EBITDA(3)	117,174	104,804	93,876	123,799

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2013
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,177	$15,410	$17,462
Working capital(4)	19,929	24,262	9,057
Total assets	998,592	922,301	1,128,191
Total debt	679,033	762,368	991,666
Total equity (deficit)	177,294	18,467	(79,218)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	(Unaudited) (dollars in thousands)
Cash Flow Data
Cash flows provided by (used in):
Operating activities	$44,764	$16,130	$(11,577)
Investing activities	(96,782)	(57,310)	(117,963)
Financing activities	48,236	46,425	131,644
Capital expenditures(5)	41,313	37,957	43,798

	Year Ended December 31, 2011*	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(Unaudited)
Other Data
Treatment centers-freestanding, at period end	118	121	155	171
Treatment centers-professional/other, at period end	9	5	8	8

Total treatment centers	127	126	163	179

Number of treatment days	255	255	255	255
Total treatments-freestanding centers	473,400	493,330	546,951	843,427
Treatments per day-freestanding centers	1,856	1,935	2,145	3,308

*
Excludes the impact of the termination of a capitated contract in Las Vegas, Nevada.

(1)
Shares used to calculate basic and diluted weighted average shares outstanding for the periods presented were adjusted to give effect to the approximately 15,965-for-1 stock split expected to occur immediately prior to the completion of the offerings.

(2)
EBITDA means earnings from continuing operations before net interest, income taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Management believes that the presentation of EBITDA and ratios using EBITDA included in this prospectus provides useful information to investors regarding our results of operations because they assist in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. EBITDA and the ratios using EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity. The following table provides a reconciliation from net income (loss) attributable to 21st Century Oncology Holdings, Inc. shareholder to EBITDA:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(Unaudited) (dollars in thousands)
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(353,441)	$(154,208)	$(80,214)	$(143,730)
Income tax (benefit) expense	(25,365)	4,545	(20,432)	(20,629)
Interest expense, net	60,656	77,494	86,747	94,104
Depreciation and amortization	54,084	64,893	65,195	76,662

EBITDA	$(264,066)	$(7,276)	$51,296	$6,407
(3)
Adjusted EBITDA means EBITDA (as defined above), adjusted to exclude items which are not considered by management to be indicative of our underlying results. Adjusted EBITDA is defined as income (loss) before interest expense (net of interest income), income taxes, depreciation and amortization, gain on the sale of an interest in a joint venture, early extinguishment of debt, fair value adjustment of earn-out liability, impairment loss, foreign currency derivative contract loss, management fees paid to our sponsor, non-cash expenses including costs relating to stock compensation, amortization of straight-line rent and amortization of capital expenditures relating to repairs and maintenance, non-cash equipment rent, sale-lease back adjustments, acquisition-related costs, other expenses including loss on sale of assets, severance payments related to termination of employee staff reductions, tail premiums on termed physicians, franchise taxes, costs relating to consulting services on Medicare reimbursement, litigation settlements with physicians, expenses associated with the provision for income taxes, costs associated with tradename and branding initiatives, expenses associated with idle/closed radiation therapy treatment facilities, loss on sale of assets of a radiation treatment center, gain on fair value adjustment of previously held equity investment, loss on investments, costs associated with the restructuring of certain physician groups' compensation agreements, debt restructuring costs, loss on sale leaseback transaction and non-cash OnCure closing balance sheet adjustments.

We believe EBITDA and Adjusted EBITDA provide useful information about our financial performance to investors, lenders, financial analysts and rating agencies since these groups have historically used EBITDA-related measures in the healthcare industry, along with other measures, to estimate the value of a company, to make informed investment decisions, to evaluate a company's leverage capacity and its ability to meet its debt service requirements. EBITDA and Adjusted EBITDA eliminate the uneven effect of non-cash depreciation of tangibles assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. EBITDA and Adjusted EBITDA are also used by us to measure individual performance for incentive compensation purposes and as an analytical indicator for purposes of allocating resources to our operating business and assessing their performance, both internally and relative to our peers, as well as to evaluate the performance of our operating management teams, and for purposes in the calculation of debt covenants and related disclosures.

EBITDA and Adjusted EBITDA are not intended as a substitute for net income (loss) attributable to 21st Century Oncology Holdings, Inc. shareholder, operating cash flows or other cash flow data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, EBITDA and Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

  A reconciliation of EBITDA to Adjusted EBITDA is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Pro Forma Year Ended December 31, 2013
	(Unaudited) (dollars in thousands)
EBITDA	$(264,066)	$(7,276)	$51,296	$6,407
Adjustments:
Early extinguishment of debt	—	4,473	—	—
Gain on fair value adjustment of previously held equity investment(a)	(234)	—	—	—
Loss on foreign currency derivative contracts(b)	672	1,165	467	467
Impairment loss(c)	360,639	81,021	—	59,686
Fair value adjustment of earn-out liability and noncontrolling interests-redeemable(d)	—	1,219	130	130
Loss on investments(e)	250	—	—	—
Net income attributable to noncontrolling interests	3,558	3,079	1,966	2,081
Management fees(f)	1,562	1,218	1,252	1,252
Non-cash expenses(g)	3,970	5,750	4,282	5,763
Sale-lease back adjustments(h)	(925)	(985)	(1,339)	(1,339)
Acquisition-related costs(i)	6,400	4,040	18,648	18,648
Other expenses(j)	2,120	3,810	6,554	6,985
Litigation settlement(k)	2,232	3,151	6,822	7,587
Costs associated with the provision for income taxes(l)	996	736	—	—
Tradename/branding initiative(m)	—	780	1,044	1,044
Expenses associated with idle/closed treatment facilities(n)	—	2,623	3,901	3,901
Gain on the sale of an interest in a joint venture(o)	—	—	(1,460)	(1,460)
Debt restructuring costs(p)	—	—	—	8,826
Loss on sale leaseback transaction(q)	—	—	313	313
Non-cash OnCure closing balance sheet adjustments(r)	—	—	—	3,508

Adjusted EBITDA	$117,174	$104,804	$93,876	$123,799

(a)
Gain on the fair value adjustment of previously held equity investment relating to the acquisition of MDLLC for the adjustment of our initial investment in the joint venture to fair value.

(b)
Loss of foreign currency derivative contracts relating to foreign exchange option contracts to convert a significant portion of our forecasted foreign currency denominated net income into U.S. dollars to limit the adverse impact of a weakening Argentine peso against the U.S. dollar.

(c)
Impairment loss incurred relating to the impairment of goodwill, trade name and other assets.

(d)
Fair value adjustment of earn-out liability and noncontrolling interests- redeemable relating to the earn-out for the acquisition of MDLLC.

(e)
Loss on investments relate to a planned withdrawal from an unconsolidated joint venture in a freestanding radiation facility in West Palm Beach, Florida. We incurred a loss of approximately $0.5 million offset by a gain on the sale of an investment in a primary care physician practice of approximately $0.3 million.

(f)
Management fees accrued to our sponsor, Vestar.

(g)
Non-cash expenses including costs relating to stock compensation, amortization of straight-line rent, amortization of capital expenditures relating to warranty arrangements amortized to repairs and maintenance expense and non-cash equipment rent.

(h)
Sale-lease back adjustments relates to the adjustment of benefit derived from the classification of operating leases as finance obligations reflecting a reclassification of interest expense and depreciation and amortization expense as rent expense.

(i)
Acquisition related costs associated with Accounting Standards Codification ("ASC") 805, Business Combinations, including professional fees, corporate development, integration and due diligence costs relating to the acquisition of medical practices.

(j)
Other expenses include loss on sale of assets, severance payments related to staff reductions, tail premiums paid on terminated physicians, franchise taxes and costs related to consulting services on Medicare reimbursement.

(k)
Litigation settlement associated with the termination of certain physicians and a loss contingency reserve related to the Medicare diagnostic testing matter.

(l)
Expenses related to the costs associated with process improvements in the provision for income taxes.

(m)
Expenses related to the costs associated with the Company's tradename and branding initiatives.

(n)
Expenses associated with idle/closed radiation therapy treatment facilities.

(o)
Gain on the sale of an interest in a joint venture which operated a radiation treatment center in Providence, Rhode Island.

(p)
Legal and financial advisory fees relating to negotiations with note holders.

(q)
Loss on lease refinancing of medical equipment.

(r)
Non-cash adjustment relating to the valuation of the OnCure closing balance sheet working capital accounts.
(4)
Working capital is calculated as current assets minus current liabilities.

(5)
Capital expenditures include cash paid for purchases of property and equipment from our investing activities, and amounts financed through capital lease arrangements, exclusive of the purchase of radiation treatment centers and other medical practices.

RISK FACTORS

        Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We depend on payments from government Medicare and, to a lesser extent, Medicaid programs for a significant amount of our revenue. Our business could be materially harmed by any changes that result in reimbursement reductions.

        Our payer mix is concentrated with Medicare patients due to the high proportion of cancer patients over the age of 65. We estimate that approximately 48%, 45% and 45% of our U.S. net patient service revenue for the years ended December 31, 2011, 2012 and 2013, respectively, consisted of payments from Medicare and Medicaid. Only a small percentage of that revenue resulted from Medicaid patients, equaling approximately 2.8%, 2.7% and 2.7% for the years ended December 31, 2011, 2012 and 2013, respectively. In addition, Medicare Advantage represents approximately 13% of our 2013 U.S. net patient service revenue. These government programs generally reimburse us on a fee-for-service basis based on predetermined government reimbursement rate schedules. As a result of these reimbursement schedules, we are limited in the amount we can record as revenue for our services from these government programs. Following a public comment period, the Centers for Medicare & Medicaid Services ("CMS") can change these schedules annually and therefore the prices that the agency pays for these services. In addition, if our operating costs increase, we will not be able to recover these costs from government payers. As a result, our financial condition and results of operations may be adversely affected by changes in reimbursement for Medicare reimbursement. Various state Medicaid programs also have recently reduced Medicaid payments to providers based on state budget reductions. Although Medicaid reimbursement encompasses only a small portion of our business, there can be no certainty as to whether Medicaid reimbursement will increase or decrease in the future and what affect, if any, this will have on our business.

        In the final Medicare 2013 Physician Fee Schedule, CMS reduced payments for radiation oncology by 7%. This reduction related to (1) the fourth year of the four-year transition to the utilization of new Physician Practice Information Survey ("PPIS") data, (2) a change in equipment interest rate assumptions, (3) budget neutrality effects of a proposal to create a new discharge care management code, (4) input changes for certain radiation therapy procedures, and (5) certain other revised radiation oncology codes. The largest of these changes (accounting for 4% of the gross reduction) reflected the transition of the final 25% of PPIS data used in the Practice Expense Relative Value Unit ("PERVU") methodology. The change in the CMS interest rate policy (accounting for 3% of the gross reduction) reduced interest rate assumptions in the CMS database from 11% to a sliding scale of 5.5% to 8%. CMS also finalized its proposal to create a HCPCS G-code to describe transition care management from a hospital or other institutional stay to a primary physician in the community (accounting for 1% of the gross reduction). While this policy benefited primary care, non-primary care physicians are negatively impacted due to the budget-neutrality of the Medicare 2013 Physician Fee Schedule. The rule also made adjustments (accounting for 1% of the gross reduction) due to the use of new time of care assumptions for IMRT and stereotactic body radiation therapy ("SBRT"). Although the proposed reductions in time of care assumptions alone would have resulted in a gross 7% reduction to radiation oncology, CMS in its final rule included updated cost data submitted by the radiation oncology community for code inputs which reversed the vast majority of the reduction resulting from the new time of care assumptions. Total gross reductions in the final rule were offset by a 2% increase due to certain other revised radiation oncology codes, which resulted in a total net reduction to radiation oncology of 7%.

        In the proposed Medicare 2014 Physician Fee Schedule, CMS proposed to reduce payments for radiation oncology by 5% overall. This reduction related to a cap on certain radiation oncology services at the hospital outpatient department and ambulatory surgical center's ("OPD/ASC") rate [-4%]; reductions to certain radiation oncology codes due to Medicare Economic Index ("MEI") revisions [-2%]; and offsetting minor increases due to other aspects of the fee schedule [+1%]. Because the cap and MEI policies only applied to freestanding settings, the cut to freestanding centers would likely have been closer to 8%, while hospital-based radiation oncologists would have received an increase in payment under the proposal. In the final Medicare 2014 Physician Fee Schedule, CMS did not finalize its proposal to cap certain radiation oncology services at the OPD/ASC rate. Although CMS did finalize its proposal to revise the MEI [-2% impact], CMS also incorporated updated relative value units for new and existing codes [+3% impact] resulting in a net impact of +1% for radiation oncology overall. Because the MEI policy only applies to freestanding settings, the impact to freestanding centers is approximately flat, while hospital-based radiation oncologists would receive an increase in payment under the final rule. CMS noted in the final rule, due to budget neutrality requirements relating to the MEI policy, the 2014 conversion factor was estimated to be $35.6446 (assuming no sustainable growth rate ("SGR") cuts), rather than the 2013 conversion factor of $34.023.

        Medicare reimbursement rates for all procedures under Medicare ultimately are determined by a formula which takes into account a conversion factor ("CF") which is updated on an annual basis based on the SGR. For the last several years, the SGR policy has threatened significant cuts to the CF, although Congress has consistently delayed those cuts. On December 26, 2013, the President signed into law the Pathway for SGR Reform Act of 2013, which prevented the scheduled SGR payment reduction for physicians from taking effect on January 1, 2014. Instead, the Pathway for SGR Reform Act provided for a 0.5 percent update (to $35.8228) for such services through March 31, 2014. On April 1, 2014, the President signed H.R. 4302, the Protecting Access to Medicare Act of 2014, which extended the $35.8228 conversion factor through 2014 and also provided for a zero percent update through March 31, 2015. If future SGR reductions are not suspended, and if a permanent "doc fix" is not signed into law, the currently scheduled SGR reimbursement decrease (estimated at more than 20%) will take effect on April 1, 2015.

        In addition, under the Budget Control Act of 2011, Medicare providers are cut under a sequestration process by 2% each year relative to baseline spending through 2021. This policy subsequently was extended through 2024. In the Protecting Access to Medicare Act, the sequestration policy was frontloaded for the year 2024 such that Medicare providers would be cut 4% in the first half of 2024 and 0% in the second half of 2024.

Reforms to the U.S. healthcare system may adversely affect our business.

        On March 21, 2010, the House of Representatives passed the Patient Protection and Affordable Care Act, and the corresponding reconciliation bill. President Obama signed the larger comprehensive bill into law on March 23, 2010 and the reconciliation bill on March 30, 2010 (collectively, the "Health Care Reform Act"). The comprehensive $940 billion overhaul could extend coverage to approximately 32 million previously uninsured Americans.

        A significant portion of our U.S. patient volume is derived from government programs, principally Medicare, which are highly regulated and subject to frequent and substantial changes. We anticipate the Health Care Reform Act will continue to significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The Health Care Reform Act contains a number of provisions, including those governing fraud and abuse, enrollment in federal healthcare programs, and reimbursement changes, which impact existing government healthcare programs and will continue to result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

        On June 28, 2012, the U.S. Supreme Court upheld the constitutionality of the Health Care Reform Act's "individual mandate" that will require individuals as of 2014 to either purchase health insurance or pay a penalty. The Supreme Court also held, however, that the federal government cannot force states to expand their Medicaid programs by threatening to cut their existing Medicaid funds. As a result of this decision, states are left with a choice about whether to expand their Medicaid programs to cover low-income, non-disabled adults without children. Numerous states opted not to expand their Medicaid program in 2014, which may materially impact our Medicaid revenue in these states.

        The Health Care Reform Act provides for the creation of health insurance "Marketplaces" in each state where individuals can compare and enroll in Qualified Health Plans ("QHPs"). Some QHPs will be partially subsidized by federal funds. Individuals with an income less than 400% of the federal poverty level that purchase insurance on a Marketplace may be eligible for federal subsidies to cover a portion of their health insurance premium costs. In addition, they may be eligible for government cost sharing of co-insurance or co-pay obligations. The presence of Federal funds in QHPs in the form of subsidies and cost sharing may subject providers to heightened government attention and enforcement, which could significantly increase the cost of compliance and could materially impact our operations.

        Furthermore, an open question remains whether the availability of these federal subsidies classifies a QHP as a federal healthcare program. In an October 30, 2013 letter, Kathleen Sebelius, the Secretary of the U.S. Department of Health and Human Services ("DHHS"), indicated that DHHS does not consider QHPs to be federal healthcare programs. However, this statement by Secretary Sebelius has not been tested in court, and a judge may not agree. Additionally, a subsequent Centers for Medicare and Medicaid Services ("CMS") FAQ on November 4, 2013, as well as a November 7, 2013 letter from U.S. Senator Charles Grassley to Secretary Sebelius and Attorney General Eric Holder, indicates that this issue is not settled. If QHPs are classified as federal healthcare programs, it could further increase the cost of compliance significantly for providers.

        The Health Care Reform Act has experienced several setbacks that heighten the uncertainty about its implementation. On October 1, 2013, the DHHS launched the federally-run insurance Marketplaces through its www.healthcare.gov website. The website has experienced multiple problems throughout its launch, which has limited the ability of individuals to sign up for healthcare coverage and has exposed security concerns. In addition, during the fall of 2013, millions of people with individual health insurance plans received cancellation letters from their insurance providers. These letters frequently expressed that plans were being cancelled because they failed to meet the new requirements of the Health Care Reform Act. In response, the White House announced that it would grant state insurance commissioners federal permission to allow consumers to keep existing health insurance policies through 2014. Several state insurance commissions have nonetheless continued to maintain that insurers cannot offer plans in 2014 unless they meet the requirements of the Health Care Reform Act. Furthermore, the implementation of certain aspects of the Health Care Reform Act has been officially delayed by the administration, including the mandate that certain medium-sized employers must offer health insurance to their full-time workers. These implementation setbacks have called into question early predictions about the number of previously un-insured individuals who will obtain coverage through a Marketplace plan. In addition, certain members of Congress continue to introduce legislation that would repeal or significantly amend the Health Care Reform Act. Because of the continued uncertainty about the implementation of the Health Care Reform Act, we cannot predict the impact of the law or any future reforms on our business.

        We can give no assurance that the Health Care Reform Act will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

If payments by managed care organizations and other commercial payers decrease, our revenue and profitability could be adversely affected.

        We estimate that approximately 51%, 54% and 54% of our net patient service revenue for the years ended December 31, 2011, 2012 and 2013, respectively, was derived from commercial payers such as managed care organizations and private health insurance programs as well as individuals. As of December 31, 2013, we had over 900 contracts with commercial payers. These commercial payers generally reimburse us for services rendered to insured patients based upon predetermined rates. Rates for health maintenance organization ("HMO") benefit plans are typically lower than those for preferred provider organization ("PPO") or other benefit plans that offer broader provider access. While commercial payer rates are generally higher than government program reimbursement rates, approximately 7% of our non-Medicare Advantage commercial payer revenue is directly linked to Medicare reimbursement rates. When Medicare rates change, these commercial rates automatically change as well. Additionally, most commercial payers tend to negotiate their rates as a percentage of Medicare reimbursement. Even when our commercial rates are fixed and not tied directly to changes in Medicare, there is often pressure to renegotiate our reimbursement to align with these modified levels. If managed care organizations and other private insurers reduce their rates or we experience a significant shift in our revenue mix toward certain additional managed care payers or Medicare or Medicaid reimbursements, then our revenue and profitability may decline and our operating margins will be reduced. Non-government payers, including managed care payers, continue to demand discounted fee structures, and the trend toward consolidation among non-government payers tends to increase their bargaining power over fee structures. Our future success will depend, in part, on our ability to retain and renew our managed care contracts as well as enter into new managed care contracts on terms favorable to us. Any inability to maintain suitable financial arrangements with commercial payers could have a material adverse impact on our business.

        Increasingly, commercial payers are turning to third-party benefits managers to pre-certify radiation oncology services or develop payment-based treatment protocols. The failure to obtain such pre-certifications and adhere to such protocols can result in the payers' denial of payment in whole or in part. While we are working with such benefits managers to assure compliance with their policies or to obtain modification of what we believe to be inappropriate policies, there can be no assurance that they will not have a material adverse effect on our business.

Our overall business results may suffer from an economic downturn.

        The U.S. economy has weakened significantly following the 2008 financial crisis. Depressed consumer spending and higher unemployment rates continue to pressure many industries and geographic locations. During economic downturns, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits may force federal, state and local government entities to decrease spending for health and human service programs, including Medicare, Medicaid and similar programs, which represent significant payer sources for our treatment centers. Other risks we face from general economic weakness include potential declines in the population covered under managed care agreements, patient decisions to postpone or cancel elective procedures as well as routine diagnostic examinations, potential increases in the uninsured and underinsured populations and further difficulties in our collecting patient co-payment and deductible receivables.

Due to the rising costs of managed care premiums and co-pay amounts, coupled with the current economic environment, we may realize an increased exposure to bad debt due to patients' inability to pay for certain forms of cancer treatment.

        As more patients become uninsured as a result of job losses or receive reduced coverage as a result of cost-control measures by employers to offset the increased costs of managed care premiums, patients are becoming increasingly responsible for the rising costs of treatment, which is increasing our exposure to bad debt. This also relates to patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding. The shifting responsibility to pay for care has, in some instances, resulted in patients electing not to receive certain forms of cancer treatment.

        In response to this environment, we have improved our processes associated with verification of insurance eligibility and patient responsibility payment programs. In addition, we have improved our patient financial counseling efforts and developed tools to monitor our progress in this area. However, a continuation of the trends that have resulted in an increasing proportion of accounts receivable being comprised of uninsured accounts and a deterioration in the collectability of these accounts will adversely affect our cash flows and results of operations.

We depend on recruiting and retaining qualified healthcare professionals for our success.

        Our success is dependent upon our continuing ability to recruit, train and retain or affiliate with radiation oncologists, ICC physicians, physicists, dosimetrists and radiation therapists. While there is currently a national shortage of certain of these healthcare professionals, we have not experienced significant problems attracting and retaining key personnel and professionals in the recent past. We face competition for such personnel from other healthcare providers, research and academic institutions, government entities and other organizations. In the event we are unable to recruit and retain these professionals, such shortages could have a material adverse effect on our ability to grow. Additionally, many of our senior radiation oncologists, due to their reputations and experience, are very important in the recruitment and education of radiation oncologists. The loss of any such senior radiation oncologists could negatively impact us.

        Most of our radiation oncologists and other ICC physicians in the United States are employed under employment agreements which, among other things, provide that they will not compete with us (or the professional corporations contracting with us) for a period of time after their employment terminates. Such covenants not to compete are enforced to varying degrees from state to state. In most states, a covenant not to compete will be enforced only to the extent that it is necessary to protect the legitimate business interest of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all the facts and circumstances of the specific case at the time enforcement is sought. It is unclear whether our interests under our administrative services agreements will be viewed by courts as the type of protected business interest that would permit us or the professional corporations to enforce a non-competition covenant against the radiation oncologists. Since our success depends in substantial part on our ability to preserve the business of our radiation oncologists and other ICC physicians, a determination that these provisions are unenforceable could have a material adverse effect on us.

        As a result of the OnCure Acquisition, in several markets we rely on physician practices to provide our services. Following our acquisition of OnCure, we assumed the Management Services Agreements ("MSAs") previously in place between OnCure and most of its managed practices, which excluded certain of the MSAs that were rejected in the OnCure bankruptcy proceeding, with all but five of the affected centers becoming either a direct Company provider or placed under a new MSA with a practice that was previously affiliated with us. Under the MSAs, OnCure provides the necessary medical and office equipment, clinical and operating staff (other than physicians) and office space and leasehold improvements, as well as general management and billing/collection services, in exchange for a management fee based on a percentage of the practice's revenues or EBITDA. The MSAs generally run for a term of ten years or longer with either party having the right to renew. Upon the termination or expiration of an MSA, OnCure retains the ownership of the office space and medical and office equipment, as well as the right to operate the center with a different medical provider. While there are certain reciprocal non-compete obligations, such obligations are generally relinquished upon the termination of the MSA.

We depend on our senior management and we may be materially harmed if we lose any member of our senior management.

        We are dependent upon the services of our senior management, especially Daniel E. Dosoretz, M.D., our Chief Executive Officer and a director on the Company's Board of Directors, and Alejandro Dosoretz, President and Chief Executive Officer of Medical Developers Cooperatief U.A. B.V. and Vidt Centro Medico. We have entered into executive employment and non-competition agreements with certain members of our senior management. Because many members of our senior management team have been with us for over 10 years and have contributed greatly to our growth, their services would be very difficult, time consuming and costly to replace. We carry key-man life insurance on Dr. Daniel Dosoretz. The loss of key management personnel or our inability to attract and retain qualified management personnel could have a material adverse effect on us. A decision by any of these individuals to leave our employ, to compete with us or to reduce their involvement in our business, could have a material adverse effect on our business.

The oncology treatment market is highly competitive.

        The cancer treatment market is highly competitive in each market in which we operate. Our treatment centers face competition from hospitals, other medical practitioners and other operators of radiation treatment centers. There is a growing trend by hospitals to employ medical oncologists and other ICC physicians. We compete against hospitals and other providers to employ these individuals, which generally results in such physicians referring their patients to the hospitals' radiation facilities, rather than other free-standing facilities. There is also a growing trend of physicians in specialties other than radiation oncology, such as urology, entering the radiation treatment business. If these trends continue it could harm our referrals and our business. Certain of our competitors have longer operating histories and greater financial and other resources than us. In addition, in states that do not require a certificate of need for the purchase, construction or expansion of healthcare facilities or services, competition in the form of new services, facilities and capital spending is more prevalent. If our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our centers, we may experience an overall decline in patient volume. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to affiliate with or employ additional radiation oncologists on terms that are favorable to us.

We could be the subject of governmental investigations, claims and litigation.

        Healthcare companies are subject to numerous types of investigations by various governmental agencies. Further, under the False Claims Act, private parties have the right to bring "qui tam," or "whistleblower," suits against companies that knowingly submit false claims for payments to, or improperly retain overpayments from, the government. The False Claims Act imposes penalties of not less than $5,500 and not more than $11,000 per claim, plus three times the amount of damages which the government sustains because of the submission of a false claim. In addition, if we are found to have violated the False Claims Act, we could be excluded from participation in Medicare, Medicaid and other federal healthcare programs. Some states have adopted similar state whistleblower and false claims provisions. Certain of our individual facilities have received, and other facilities may receive, inquiries from federal and state agencies related to potential False Claims Act liability. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our financial position, results of operations and liquidity.

        Governmental agencies and their agents, such as the Medicare Administrative Contractors, as well as the Office of Inspector General of the U.S. Department of Health and Human Services ("OIG"), CMS and state Medicaid programs, conduct audits of our healthcare operations. Private payers may conduct similar post-payment audits, and we also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect on our financial position, results of operations and liquidity.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established the Recovery Audit Contractor ("RAC") three-year demonstration program to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. The Tax Relief and Health Care Act of 2006 made the RAC program permanent and expanded the program nationwide as of 2010. Since the nationwide expansion of the RAC program, CMS has recouped more than $5 billion in overpayments from fee-for-service Medicare providers. In addition, the Health Care Reform Act mandated the expansion of the RAC program to Medicaid. In 2011, CMS issued a Final Rule on the Medicaid RAC program, requiring every state Medicaid agency to implement its Medicaid RAC program by 2012. State Medicaid agencies have also increased their review activities. Should we be found out of compliance with any of these laws, regulations or programs, depending on the nature of the findings, our business, our financial position and our results of operations could be materially adversely affected.

        On February 18, 2014, we were served with subpoenas from the Office of Inspector General of the Department of Health and Human Services acting with the assistance of the U.S. Attorney's Office for the Middle District of Florida who together have requested the production of medical records of patients treated by certain of our physicians for the period from January 2007 to present regarding the ordering, billing and medical necessity of certain laboratory services as part of a civil False Claims Act investigation, as well as our agreements with such physicians. The laboratory services under review relate to the utilization of fluorescence in situ hybridization ("FISH") laboratory tests ordered by certain of our employed physicians and performed by us. We have recorded a liability of approximately $4.7 million that is included in accrued expenses and general and administrative expense in our consolidated balance sheet and statement of operations and comprehensive loss, respectively, as of December 31, 2013. The recorded estimate is based on a probability weighted analysis of the low-end of the range of the liability that considers the facts currently known by us, our review of qualitative and quantitative factors, and our assessment of potential outcomes under different scenarios used to assess our exposure which may be used to determine a potential settlement should we decide not to litigate. Our recording of a liability related to this matter is not an admission of guilt. Depending on how this matter progresses, our exposure may be less than or more than the liability recorded and we will continue to reassess and adjust the liability until this matter is settled. Our estimate of the high-end of the range of exposure is $9.4 million.

        Based on reviews performed to date, we do not believe that we or our physicians knowingly submitted false claims in violation of applicable Medicare statutory or regulatory requirements. We are cooperating fully with the subpoena requests. We believe we have a meritorious position and will vigorously defend any claim that may be asserted against us. However, the resolution of these requests could have a material adverse effect on our financial position, results of operations and liquidity.

We may be subject to actions for false claims, which could harm our business, if we do not comply with government coding and billing rules.

        If we fail to comply with federal and state documentation, coding and billing rules, we could be subject to criminal and/or civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could harm us. We estimate that approximately 48%, 45% and 45% of our U.S. net patient service revenue for the years ended December 31, 2011, 2012 and 2013, respectively, consisted of payments from Medicare and Medicaid programs. In addition, Medicare Advantage represents approximately 13% of our 2013 U.S. net patient service revenue. In billing for our services to third-party payers, we must follow complex documentation, coding and billing rules. These rules are based on federal and state laws, rules and regulations, various government pronouncements, and on industry practice. Failure to follow these rules could result in potential civil liability under the False Claims Act, under which extensive financial penalties can be imposed. It could further result in criminal liability under various federal and state criminal statutes. We submit thousands of claims for Medicare and other payments and there can be no assurance that there have not been errors. While we carefully and regularly review our documentation, coding and billing practices as part of our compliance program, the rules are frequently vague and confusing and we cannot assure that governmental investigators, private insurers or private whistleblowers will not challenge our practices. Such a challenge could result in a material adverse effect on our business.

If we fail to comply with the federal anti-kickback statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could materially harm us.

        A provision of the Social Security Act, commonly referred to as the federal anti-kickback statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The federal anti-kickback statute is very broad in scope, as remuneration includes the transfer of anything of value, in cash or in kind. Financial relationships covered by this statute can include any relationship where remuneration is provided for referrals including payments not commensurate with fair market value, whether in the form of space, equipment leases, professional or technical services or anything else of value.

As it is an "intent-based" statute, as detailed in federal court precedent, one or both parties must intend the remuneration to be in exchange for or to induce referrals. Violations of the federal anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000, imprisonment of up to five years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the federal False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims and exclusion from participation in the Medicare and Medicaid programs. These penalties and the participation exclusion, if applied to us or one or more of our subsidiaries or affiliates, could result in significant reductions in our revenues and could have a material adverse effect on our business.

        In addition, most of the states in which we operate, including Florida, have also adopted laws, similar to the federal anti-kickback statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of whether the source of payment is a government payer or a private payer. These statutes typically impose criminal and civil penalties as well as loss of licenses.

        Under a provision of the federal Civil Monetary Penalties Law, civil monetary penalties (and exclusion) may be imposed on any person who offers or transfers remuneration to any patient who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. This broad provision applies to many kinds of inducements or benefits provided to patients, including complimentary items, services or transportation that are of more than a nominal value. We have reviewed our practices of providing services to our patients, and have structured those services in a manner that we believe complies with the law and its interpretation by government authorities. We cannot provide assurances, however, that government authorities will not take a contrary view and impose civil monetary penalties and exclude us for past or present practices.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur a significant loss of reimbursement revenue.

        We are subject to the federal Stark Law, as well as similar state statutes and regulations, which bans payments for designated health services ("DHS") rendered as a result of referrals by physicians to DHS entities with which the physicians (or immediate family members) have a financial relationship. DHS includes, but is not limited to, radiation therapy, radiology and laboratory services. A "financial relationship" includes investment and compensation arrangements, both direct and indirect. The regulatory framework of the Stark Law is to first prohibit all referrals from physicians to entities for Medicare DHS and then to except certain types of arrangements from that broad general prohibition.

        State self-referral laws and regulations vary significantly based on the state and, in many cases, have not been interpreted by courts or regulatory agencies. These state laws and regulations can encompass not only services reimbursed by Medicaid or government payers but also private payers. Violation of these federal and state laws and regulations may result in prohibition of payment for services rendered, loss of licenses, $15,000 civil monetary penalties for specified infractions, $100,000 for a circumvention scheme, criminal penalties, exclusion from Medicare and Medicaid programs, and potential false claims liability, including via "qui tam" action, of not less than $5,500 and not more than $11,000 per claim, plus three times the amount of damages that the government sustains because of an improperly submitted claim. The repayment provisions in the Stark Law are not dependent on the parties having an improper intent; rather, the Stark Law is a strict liability statute and any violation is subject to repayment of all "tainted" referrals.

        Our compensation and other financial arrangements with physicians are governed by the federal Stark Law. We rely on certain exceptions to the Stark Law, including those covering employees and in-office ancillary services, and the exclusion of certain requests by radiation oncologists for radiation therapy services from the definition of "referral." Under our ICC model, we have relationships with non-radiation oncology physicians such as medical oncologists, surgeons and urologists that are members of a group practice with our radiation oncologists and we rely on the Stark group practice definition and rules with respect to such relationships.

        The Health Care Reform Act also imposes new disclosure requirements, including one such requirement on referring physicians under the federal Stark Law to inform patients that they may obtain certain imaging services (e.g., magnetic resonance imaging ("MRI"), computed tomography ("CT") and positron emission tomography ("PET")) or other designated health services as specified by the Secretary of Health and Human Services in the future from a provider other than that physician, his or her group practice, or another physician in his or her group practice. To date, CMS has not applied these disclosure requirements to radiation therapy referrals but could do so in the future.

        While we believe that our financial relationships with physicians and referral practices are in compliance with applicable laws and regulations, we cannot guarantee that government authorities might take a different position. If we were found to be in violation of the Stark Law, we could be subject to significant civil and criminal penalties, including fines as specified above, exclusion from participation in government and private payer programs and requirements to refund amounts previously received from government and private payers.

        In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

        Certain states have proposed statutory or regulatory enactments that would prohibit the use of the Stark Law "in-office ancillary services" ("IOAS") exception for ICC physicians to obtain any financial benefit from radiation oncology and other DHS services even if they are part of a group practice. To date, only the state of Maryland has enacted such prohibition. Similarly, the American Society for Radiation Oncology ("ASTRO") supports recent proposed federal legislation, the Promoting Integrity in Medicare Act of 2013 ("PIMA"), which, if passed, would eliminate certain specified ancillary services from the IOAS exception to the Stark Law, including radiation therapy services and advanced diagnostic imaging studies, and increase enforcement and penalties for improper referrals. If any of these state or federal proposed enactments are promulgated, this could have a material adverse impact on our ICC model and our business.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal payments under the Medicare, Medicaid or other governmental programs, we may be subject to civil and criminal penalties, experience a significant reduction in our revenue or be excluded from participation in the Medicare, Medicaid or other governmental programs.

        Any change in interpretations or enforcement of existing or new laws and regulations could subject our current business practices to allegations of impropriety or illegality, or could require us to make changes in our treatment centers, equipment, personnel, services, pricing or capital expenditure programs, which could increase our operating expenses and have a material adverse effect on our operations or reduce the demand for or profitability of our services.

        Additionally, new federal or state laws may be enacted that would cause our relationships with our radiation oncologists or other physicians to become illegal or result in the imposition of penalties against us or our treatment centers. If any of our business arrangements with our radiation oncologists or other physicians in a position to make referrals of radiation therapy services were deemed to violate the federal anti-kickback statute or similar laws, or if new federal or state laws were enacted rendering these arrangements illegal, our business would be adversely affected.

We may encounter numerous business risks in identifying, acquiring and developing additional treatment centers, and may have difficulty operating and integrating those treatment centers.

        Over the past three years ended December 31, 2013, we have acquired 69 treatment centers, acquired 3 professional/other centers, developed 5 treatment centers, developed 1 professional/other center and transitioned 2 professional/other centers to freestanding treatment centers, all of which includes our acquisition of OnCure which we completed on October 25, 2013. As part of our growth strategy, we expect to continue to add additional treatment centers in our existing and new local and international markets. We are continually actively pursuing acquisition opportunities of various sizes. These opportunities are also in various stages of development, and may become consummated in the near term, or may not be consummated at all. When we acquire or develop additional treatment centers, we may:

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  be unable to make acquisitions on terms favorable to us or at all;

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  have difficulty identifying desirable targets or locations for treatment centers in suitable markets;

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  be unable to obtain adequate financing to fund our growth strategy;

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  be unable to successfully operate the treatment centers;

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  have difficulty integrating their operations and personnel;

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  be unable to retain physicians or key management personnel;

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  acquire treatment centers with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations;

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  experience difficulties with transitioning or integrating the information systems of acquired treatment centers;

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  be unable to contract with third-party payers or attract patients to our treatment centers; and/or

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  experience losses and lower gross revenues and operating margins during the initial periods of operating our newly-developed treatment centers.

        Larger acquisitions could increase our potential exposure to business risks. Furthermore, integrating a new treatment center could be expensive and time consuming, and could disrupt our ongoing business and distract our management and other key personnel. In addition, we may incur significant transaction fees and expenses, including for potential transactions that are not consummated.

        We may continue to explore acquisition opportunities outside of the United States when favorable opportunities are available to us. In addition to the risks set forth herein, foreign acquisitions involve unique risks including the particular economic, political and regulatory risks associated with the specific country, currency risks, the relative uncertainty regarding laws and regulations and the potential difficulty of integrating operations across different cultures and languages.

        We currently plan to continue to develop new treatment centers in existing and new local markets, including international markets. We may not be able to structure economically beneficial arrangements in new markets as a result of healthcare laws applicable to such market or otherwise. If these plans change for any reason or the anticipated schedules for opening and costs of development are revised by us, we may be negatively impacted. There can be no assurance that these planned treatment centers will be completed or that, if developed, will achieve sufficient patient volume to generate positive operating margins. If we are unable to timely and efficiently integrate a newly-developed treatment center, our business could suffer.

        In the case of OnCure, the business operates through a structure dependent on management services agreements. If we are unable to manage these management services agreements and the associated relationships, the business may suffer and the expected results of the acquisition may not be realized.

        We cannot assure you that we will achieve the revenue and benefits identified in this prospectus from completed acquisitions, including with respect to OnCure, or that we will achieve synergies and cost savings or benefits in connection with future acquisitions. In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed and audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were audited. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete acquisitions at all.

Any failure to comply with regulations relating to privacy and security of patient information could subject us to significant penalties.

        There are numerous federal and state laws and regulations addressing patient information privacy and security concerns, including state laws related to identity theft. In particular, the federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, as modified by Title XIII, subtitle D of the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA") contain provisions that:

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  protect individual privacy by limiting the uses and disclosures of patient information;

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  require notifications to individuals, and in certain cases to government agencies and the media, in the event of a breach of unsecured protected health information;

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  require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

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  prescribe specific transaction formats and data code sets for certain electronic healthcare transactions.

        Furthermore, the Omnibus HIPAA Rule, published on January 25, 2013 and now effective, makes business associates directly obligated to adhere to the HIPAA Security Rule and certain provisions of the HIPAA Privacy and Breach Notification Rules, such that violations of these rules can be enforced by the government directly against the business associate.

        Compliance with these regulations requires us to spend money and substantial time and resources. We believe that we are in material compliance with the HIPAA regulations with which we are currently required to comply. If we fail to comply with the HIPAA regulations, we could suffer civil penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of identical provisions, and criminal penalties with fines up to $250,000 per violation and possible imprisonment. Our facilities could be subject to a periodic audit by the federal government, and enforcement of HIPAA violations may occur by either federal agencies or state attorneys general. In 2011, the government launched a HIPAA audit initiative to assess covered entities' controls and processes implemented to comply with the HIPAA Privacy, Security, and Breach notification Rules, and the Office of Civil Rights is expected to implement a permanent HIPAA audit program beginning in 2014, which will expand compliance audits to business associates.

State law limitations and prohibitions on the corporate practice of medicine may materially harm our business and limit how we can operate.

        State governmental authorities regulate the medical industry and medical practices extensively. Many states have corporate practice of medicine laws which prohibit us from:

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  employing physicians;

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  practicing medicine, which, in some states, includes managing or operating a radiation treatment center;

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  certain types of fee arrangements with physicians;

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  owning or controlling equipment used in a medical practice;

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  setting fees charged for physician services;

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  controlling the content of physician advertisements and marketing;

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  billing and coding for services;

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  pursuing relationships with physicians and other referral sources; or

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  adding facilities and services.

        In addition, many states impose limits on the tasks a physician may delegate to other staff members. We have administrative services agreements in states that prohibit the corporate practice of medicine such as California, Massachusetts, Michigan, Nevada, New York and North Carolina. Corporate practice of medicine laws and their interpretation vary from state to state, and regulatory authorities enforce them with broad discretion. We have structured our agreements and services in those states in a manner that we believe complied with the law and its interpretation by government authorities. If, however, we are deemed to be in violation of these laws, we could be required to restructure or terminate our agreements which could materially harm our business and limit how we operate. In the event the corporate practice of medicine laws of other states would adversely limit our ability to operate, it could prevent us from expanding into the particular state and impact our growth strategy.

In certain states we depend on administrative services agreements with professional corporations, including related party professional corporations, and if we are unable to continue to enter into them or they are terminated, we could be materially harmed.

        Certain states, including California, Massachusetts, Michigan, Nevada, New York and North Carolina, have laws prohibiting business corporations from employing physicians. Our treatment centers in California, Massachusetts, Michigan, Nevada, New York and North Carolina operate through administrative services agreements with professional corporations that employ the radiation oncologists who provide professional services at the treatment centers in those states. In 2011, 2012 and 2013, $114.7 million, $132.8 million and $131.9 million, respectively, of our net patient service revenue was derived from administrative services agreements, as opposed to $524.0 million, $553.4 million and $584.1 million, respectively, from all of our other centers. The professional corporations in these states are currently owned by certain of our directors, executive officers and equityholders, who are licensed to practice medicine in those states. As we enter into new states that will require an administrative services agreement, there can be no assurance that a related party professional corporation, or any professional corporation, will be willing or able to enter into an administrative services agreement. Furthermore, if we enter into an administrative services agreement with an unrelated party there could be an increased risk of differences arising or future termination. We cannot assure you that a professional corporation will not seek to terminate an agreement with us on any basis, including on the basis of state laws prohibiting the corporate practice of medicine, nor can we assure you that governmental authorities in those states will not seek termination of these arrangements on the same basis. While we have not been subject to such proceedings in the past, we could be materially harmed if any state governmental authorities or the professional corporations with which we have an administrative services agreement were to succeed in such a termination.

        As compared to our approach, the OnCure model involves MSA arrangements (as more fully described elsewhere in this prospectus) with medical practices whose shareholders and partners are not otherwise affiliated with OnCure. Such medical practices serve as the provider of clinical services with all revenues being billed to patients and/or third party payers in the name or tax identification number or provider number of the practice. As compared to our general model, OnCure has less involvement in the clinical aspects of the center, focusing instead on the provision of space and equipment, as well as day-to-day management. While in connection with the integration of OnCure, it is our plan to introduce our proprietary technology and systems, as well as our ICC model, to these managed practices, there is no assurance that the shareholders and partners in the practices will adopt these systems and model. Moreover, while the terms of the MSAs generally run for ten years or longer, the non-compete obligations of the managed practices and their shareholders and partners generally cease upon the expiration or termination of the MSAs. Finally, whereas our financial arrangements with our affiliated physicians and practices generally involve an employment or compensation arrangement, the financial model under the OnCure MSAs involves a sharing of revenues or EBITDA. In short, the practices that are affiliated with OnCure under the MSA model generally have greater autonomy in their operations than the model we generally deploy.

Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on fee-splitting.

        Many states prohibit the splitting or sharing of fees between physicians and non-physicians, as well as between treating physicians and referral sources. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Some states have interpreted certain types of fee arrangements in practice management agreements between entities and physicians as unlawful fee-splitting. We believe our arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, if government regulatory authorities were to disagree, we and our radiation oncologists could be subject to civil and criminal penalties, and we could be required to restructure or terminate our contractual and other arrangements, which would result in a loss of revenue and could result in less input by us into the business decisions of such practices. In addition, expansion of our operations to other states with certain types of fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, professional corporations and hospitals, which could have a material adverse effect on our business, financial condition and results of operation.

If we fail to comply with the laws and regulations applicable to our treatment center operations, we could suffer penalties or be required to make significant changes to our operations.

        Our treatment center operations are subject to many laws and regulations at the federal, state and local government levels. These laws and regulations require that our treatment centers meet various licensing, certification and other requirements, including those relating to:

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  qualification of medical and support persons;

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  pricing of services by healthcare providers;

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  the adequacy of medical care, equipment, personnel, operating policies and procedures;

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  clinic licensure and certificates of need;

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  maintenance and protection of records; and

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  environmental protection, health and safety, including the handling and disposal of medical waste.

        While we have structured our operations in a manner that we believe complies in all material respects with all applicable laws and regulations, we cannot assure you that government regulators will agree, given the breadth and complexity of such laws. If a government agency were to find that we are not in compliance with these laws, we could suffer civil or criminal penalties, including becoming the subject of cease and desist orders, rejection of the payment of our claims, the loss of our licenses to operate and our ability to participate in government or private healthcare programs, any of which could have a material adverse effect on our business, financial condition and results of operation.

Our failure to comply with laws related to hazardous materials could materially harm us.

        Our treatment centers provide specialized treatment involving the use of radioactive material in the treatment of the lungs, prostate, breasts, cervix and other organs. The materials are obtained from, and, if not permanently placed in a patient or consumed, returned to, a third-party provider of supplies to hospitals and other radiation therapy practices, which has the ultimate responsibility for its proper disposal. We, however, remain subject to state and federal laws regulating the protection of employees who may be exposed to hazardous material and regulating the proper handling, storage and disposal of that material. Although we believe we are in compliance in all material respects with all applicable laws, a violation of such laws, or the future enactment of more stringent laws or regulations, could subject us to liability, or require us to incur costs that could have a material adverse effect on us.

Our business may be harmed by technological and therapeutic changes.

        The treatment of cancer patients is subject to potential significant technological and therapeutic changes. Future technological developments could render our equipment obsolete. We may incur significant costs in replacing or modifying equipment in which we have already made a substantial investment prior to the end of its anticipated useful life. In addition, there may be significant advances in other cancer treatment methods, such as chemotherapy, surgery, biological therapy or in cancer prevention techniques, which could reduce demand or even eliminate the need for the radiation therapy services we provide.

Changes in medical treatment guidelines or recommendations may adversely affect our business.

        There are numerous options that a cancer patient can undergo for treatment. There are also a number of regulatory bodies, research panels and formal guidelines that can influence or even dictate patients, payers and physicians in the course of action that a patient determines to take for his or her particular form of cancer. For instance, in May 2012, the U.S. Preventative Task Force finalized its recommendation against prostate-specific antigen ("PSA") screening and the National Cancer Institute suggested changes in treatment patterns for prostate cancer away from definitive treatment and towards "watchful waiting" or "active surveillance." Both of these bodies' proclamations negatively impacted the volume of prostate cancer treatments nationally. On a same practice basis, in 2012, our prostate cancer treatment volumes declined by over 9.6% over 2011. Although our prostate volumes have stabilized, there can be no assurance that further recommendations or changes in treatment guidelines for prostate cancer or other cancer types will not result in a decrease in diagnosis and treatment of cancer which could have a materially adverse effect on our business.

Efforts to regulate the construction, acquisition or expansion of healthcare treatment centers could prevent us from developing or acquiring additional treatment centers or other facilities or renovating our existing treatment centers.

        Many states have enacted certificate of need laws which require prior approval for the construction, acquisition or expansion of healthcare treatment centers. In giving approval, these states consider the need for additional or expanded healthcare treatment centers or services. In the states of Kentucky, Massachusetts, Michigan, North Carolina, Rhode Island, South Carolina and West Virginia in which we currently operate, certificates of need must be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered and various other matters. Other states in which we now or may in the future operate may also require certificates of need under certain circumstances not currently applicable to us. We may not be able to obtain the certificates of need or other required approvals for ongoing, additional or expanded treatment centers or services in the future. In addition, at the time we acquire a treatment center, we may agree to replace equipment or expand the acquired treatment center. If we are unable to obtain required approvals, we may not be able to acquire additional treatment centers or other facilities or expand acquired treatment centers, expand the healthcare services we provide at these treatment centers or replace equipment.

        Certain states are reconsidering their participation in certificate of need programs, and these decisions could significantly impact the approval process for future projects. For example, on June 25, 2013, the governor of South Carolina vetoed the appropriation of funds for the state's certificate of need program. This veto was upheld by the South Carolina House of Representatives the next day. As a result of the veto, the South Carolina Department of Health and Environmental Control ("SCDEHC") suspended the operation of the certificate of need program for the fiscal year beginning July 1, 2013. The SCDEHC is not reviewing any new or existing applications while the certificate of need program is suspended. On April 14, 2014, the South Carolina Supreme Court ruled that SCDEHC has an obligation to enforce the certificate of need law notwithstanding the Governor's veto. However, it is not yet clear how the SCDEHC will fund its certificate of need operations, and SCDEHC has asked the Court to revisit its decision. The outcome of this situation and other potential future efforts in other states could materially affect our ability to develop new projects in various states.

We are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

        We have significant operations in foreign countries. Currently, we operate through 25 legal entities in Argentina, Costa Rica, The Dominican Republic, El Salvador, Guatemala and Mexico, in addition to our operations in the United States. Our offshore operations are subject to risks inherent in doing business in foreign countries, including, but not necessarily limited to:

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  new and different legal and regulatory requirements in local jurisdictions, which may conflict with U.S. laws;

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  local economic conditions;

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  potential staffing difficulties and labor disputes;

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  increased costs of transportation or shipping;

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  credit risk and financial conditions of government, commercial and patient payers;

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  risk of nationalization of private enterprises by foreign governments;

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  potential imposition of restrictions on investments;

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  potential restrictions on repatriation of funds, payments of dividends and other financial options integral to our investments and operations;

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  potential declines in government and/or private payer reimbursement amounts for our services;

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  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  foreign currency exchange restrictions and fluctuations; and

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  local political and social conditions, including the possibility of hyperinflationary conditions and political or social instability in certain countries.

        We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

        Further, our international operations require us to comply with a number of U.S. and international regulations. For example, we must comply with U.S. economic sanctions and export control laws in connection with exports of products and services, and we must comply with the Foreign Corrupt Practices Act ("FCPA"), which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official or agent thereof for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to ensure that our employees and agents comply with the FCPA, economic sanctions and export controls, and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

        In addition, local governments may take actions that are adverse to our interests and our business. For example, in 2012 Argentina's government nationalized the country's largest oil and gas company via taking a 51% stake. While no such proposal has been made or threatened with respect to any businesses in the Argentine healthcare sector, we have significant operations in Argentina and any such development could have a material adverse effect on our international operations or upon our financial condition and results of operations.

        Our international subsidiaries accounted for $60.5 million, $81.2 million and $90.9 million, or 9.4%, 11.7% and 12.3%, of our revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

        Some of our operations are conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currency to which we are exposed, besides the U.S. dollar, is the Argentine peso. The exchange rate between the Argentine peso and the U.S. dollar in recent years has fluctuated significantly and may continue to do so in the future. A depreciation of this currency against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of this currency will result in a corresponding increase in such amounts. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

        We incur currency exchange risk whenever we enter into a transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency exchange risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Exchange controls implemented by the Argentine Government on the acquisition of U.S. dollars and other foreign currencies could have a material impact in our operations, business, financial condition and results of operations.

        The Argentine government has implemented certain measures that control and restrict the ability of companies and individuals to exchange Argentine Pesos for foreign currencies. Those measures include, among other things, the requirement to obtain the prior approval from the Argentine Tax Authority and Central Bank of the foreign currency transaction (for example and without limitation, for the payment of non-Argentine goods and services, payment of principal and interest on non-Argentine debt and also payment of dividends to parties outside of the country), which approval process could delay, and eventually restrict, the ability to exchange Argentine pesos for other currencies, such as U.S. dollars. Those approvals are administered by the Argentine Central Bank through the Mercado Unico y Libre de Cambio, which is the only market where exchange transactions may be lawfully made. Further, restrictions also currently apply to the acquisition of any foreign currency for holding as cash within Argentina. There can be no assurance that the Central Bank of Argentina or other government agencies will not increase such controls or restrictions or make modifications to these regulations or establish more severe restrictions on currency exchange, making payments to foreign creditors or providers, dividend payments to foreign shareholders or require its prior authorization for such purposes. As a result, these exchange controls and restrictions could materially affect the business, financial condition and results of operations of our Argentine subsidiaries and could significantly impact our ability to comply with our foreign currency obligations, each of which could have a material adverse effect on our financial condition and results of operation.

Our information systems are critical to our business and a failure of those systems could materially harm us.

        We depend on our ability to store, retrieve, process and manage a significant amount of information, and to provide our treatment centers with efficient and effective accounting and scheduling systems. Our information systems require maintenance and upgrading to meet our needs, which could significantly increase our administrative expenses. We are currently upgrading multiple systems and migrating to other systems within our organization.

        Furthermore, any system failure that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenues. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of data, or cessations in the availability of systems, all of which could have a material adverse effect on our financial position and results of operations and harm our business reputation.

        The performance of our information technology and systems is critical to our business operations. Our information systems are essential to a number of critical areas of our operations, including:

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  accounting and financial reporting;

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  billing and collecting accounts;

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  coding and compliance;

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  clinical systems;

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  medical records and document storage;

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  inventory management;

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  negotiating, pricing and administering managed care contracts and supply contracts; and

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  monitoring quality of care and collecting data on quality measures necessary for full Medicare payment updates.

        Any failure of our information technology and systems could disrupt these operations, which could lead to a material adverse effect on our financial position and results of operations.

If we fail to effectively and timely implement electronic health record systems, our operations could be adversely affected.

        As required by the American Recovery and Reinvestment Act of 2009, the DHHS has developed and is implementing an incentive payment program for eligible healthcare professionals that adopt and meaningfully use certified electronic health record ("EHR") technology. If our future treatment centers are unable to meet the requirements for participation in the incentive payment program, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, beginning in 2015, eligible healthcare professionals that fail to demonstrate meaningful use of certified EHR technology will be subject to reduced payments from Medicare. While we have qualified at our existing facilities, failure to implement EHR systems effectively and in a timely manner at our recently acquired facilities or any future facilities would impact our eligibility to participate in these incentive programs and could have a material adverse effect on our financial position and results of operations.

Our financial results may suffer if we have to write off goodwill or other intangible assets.

        A significant portion of our total assets consist of goodwill and other intangible assets. Goodwill and other intangible assets, net of accumulated amortization, accounted for approximately 58.8% and 56.4% of the total assets on our balance sheet as of December 31, 2013 and 2012, respectively. We may not realize the value of our goodwill or other intangible assets. We expect to engage in additional transactions that will result in our recognition of additional goodwill or other intangible assets. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of goodwill or other intangible assets may no longer be recoverable, and is therefore impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of our goodwill or the unamortized portion of our intangible assets, resulting in a charge to our earnings. We have written off significant amounts of goodwill and intangible assets in the past, and any future write-off could have a material adverse effect on our financial condition and results of operations. For the year ended December 31, 2011, we wrote-off approximately $360.6 million in goodwill, trade name, leasehold improvements and other investments as a result of our annual impairment testing of our goodwill and indefinite-lived intangible assets and branding initiatives relating to our trade name. For the year ended December 31, 2012, we wrote-off approximately $81.0 million in goodwill and leasehold improvements as a result of our interim impairment testing of our goodwill and indefinite-lived intangible assets. For the year ended December 31, 2013, there was no impairment of goodwill or intangible.

We are addressing a previous material weakness with respect to our internal controls and have identified two separate material weaknesses in our internal controls, which could, if not sufficiently remediated, result in material misstatements in our financial statements.

        In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, we identified a material weakness in internal controls relating to the valuation of goodwill. We have taken steps since then to remediate the internal control weakness, such that as of December 31, 2013, our controls over the valuation of goodwill operated efficiently. During 2013, we continued to review the underlying assumptions and inputs to the valuation specialists, as well as reviewed the underlying schedules related to the output of the calculation of the impairment values. As we further optimize and refine our goodwill valuation processes, we will review the related controls and may take additional steps to ensure that they remain effective and are integrated appropriately. While we have implemented the procedures described above and will continue to take further steps in the near future to strengthen further our internal controls, there can be no assurance that we will not identify control deficiencies in the future or that such deficiencies will not have a material impact on our operating results or financial statements.

        In addition, in March 2014, we identified a material weakness in our internal communications regarding the identification of and accounting for the loss contingency, along with the related disclosure regarding certain subpoenas we received in February 2014, from the Office of Inspector General of the Department of Health and Human Services acting with the assistance of the U.S. Attorney's Office of the Middle District of Florida who together had requested the production of medical records of patients treated by certain of our physicians. We determined that the error was caused by (i) the design of certain controls relating to the identification and communication of potential losses relating to certain patient billings and (ii) deficiencies in the determination of and accounting for the probable loss as well as the related disclosures regarding the subpoenas. Management determined that these control deficiencies constituted material weaknesses in our internal control over financial reporting as of December 31, 2013.

        We are in the process of developing and implementing new processes and procedures to remediate the material weaknesses that existed in our internal control over financial reporting with respect to the identification of and accounting for a loss contingency and related disclosure as of December 31, 2013, as well as the continued improvement of our overall system of internal controls over financial reporting with respect to the accounting for loss contingencies, including the establishment of a disclosure committee and the assessment of future probable loss contingency accounting and methods.

        If our remedial measures are insufficient to address the material weakness or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, we may be unable to accurately report our financial results, or report them within the required timeframes, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results in the future, which could cause investors and others to lose confidence in our financial statements, limit our ability to raise capital and could adversely affect our reputation, results of operations and financial condition.

A significant number of our treatment centers are concentrated in certain states, particularly Florida, which makes us sensitive to regulatory, economic and other conditions in those states.

        Our Florida treatment centers accounted for approximately 40%, 39% and 39% of our freestanding radiation revenues during the years ended December 31, 2011, 2012 and 2013, respectively. Our treatment centers are also concentrated in the states of California and North Carolina, which accounted for approximately 7.0% and 7.2%, respectively, of our freestanding radiation revenues for the year ended December 31, 2012. This concentration makes us particularly sensitive to regulatory requirements in those locations, including those related to false and improper claims, anti-kickback laws, self-referral laws, fee-splitting, corporate practice of medicine, antitrust, licensing and certificates of need, as well as economic and other conditions which could impact us. If our treatment centers in these states are adversely affected by changes in regulatory, economic or other conditions, our revenue and profitability may decline.

Our operations in Florida and other areas could be disrupted or damaged by hurricanes and other natural disasters.

        Florida is susceptible to hurricanes, and as of December 31, 2013, we had 45 radiation treatment centers located in Florida. Our Florida centers accounted for approximately 40%, 39% and 39% of our freestanding radiation revenues during the years ended December 31, 2011, 2012 and 2013, respectively. Our California centers are located in areas that are known to experience earthquakes from time to time, some of which have been severe. In 2005, 21 of our treatment centers in South Florida were disrupted by Hurricane Wilma which required us to close all of these centers for one business day. Although none of these treatment centers suffered structural damage as a result of the hurricane, their utility services were disrupted. While Hurricane Wilma did not have any long-term impact on our business, our Florida treatment centers, our California treatment centers and any of our other treatment centers located in other areas that may be affected by a hurricane, earthquake or other natural disaster could be subject to significant disruptions and/or damage in the future and could have an adverse effect on our business and financial results. We carry property damage and business interruption insurance on our facilities, but there can be no assurance that it would be adequate to cover all such losses.

We have potential conflicts of interest relating to our related party transactions which could harm our business.

        We have potential conflicts of interest relating to existing agreements we have with certain of our directors, executive officers and equityholders. In 2011, 2012 and 2013, we paid an aggregate of $21.5 million, $21.6 million and $22.9 million, respectively, under certain of our related party agreements, including leases and malpractice insurance premiums, and we received $82.7 million, $62.5 million and $72.1 million, respectively, pursuant to our other services agreements with related parties. Potential conflicts of interest can exist if a related party has to make a decision that has different implications for us and the related party. If a dispute arises in connection with any of these agreements, if not resolved satisfactorily to us, our business could be harmed. These agreements include:

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  administrative services agreements with professional corporations that are owned by certain of our directors, executive officers and equityholders;

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  leases we have entered into with entities owned by certain of our directors, executive officers and equityholders; and

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  medical malpractice insurance which we acquire from an entity owned by certain of our directors, executive officers and equityholders.

        In California, Maryland, Massachusetts, Michigan, Nevada, New York and North Carolina, we have administrative services agreements with professional corporations that are owned by certain of our directors, executive officers and equityholders who own interests in these professional corporations. While we have stock transfer agreements corresponding to our administrative services agreements in place in all states except New York that provide us with the ability to designate qualified successor physician owners of the shares held by the physician owners of these professional corporations upon the occurrence of certain events, there can be no assurance that we will be able to enforce them under the laws of the respective states or that they will not be challenged by regulatory agencies. Such stock transfer agreements do not exist with the practices located in California, Florida and Indiana that are affiliated with OnCure. Potential conflicts of interest may arise in connection with the administrative services agreements that may have materially different implications for us and the professional corporations and there can be no assurance that it will not harm us. For example, we bill for such services either on a fixed basis, percentage of net collections basis, or on a per treatment basis, depending on the particular state requirements and certain of these arrangements are subject to renegotiation on an annual basis. We may be unable to renegotiate acceptable fees, in which event many of the administrative services agreements provide for binding arbitration. If we are unsuccessful in renegotiations or arbitration this could negatively impact our operating margins or result in the termination of our administrative services agreements.

        Additionally, we lease 37 of our treatment centers from ownership groups that consist of certain of our directors, executive officers and equityholders. Before we enter into these leases, we compare rates and terms with our standard documentation as well as rely on third-party fair market value reports for relevant markets. We may be unable to renegotiate these leases when they come up for renewal on terms acceptable to us, if at all.

        In October 2003, we replaced our existing third-party medical malpractice insurance coverage with coverage we obtained from an insurance entity which is owned by certain of our directors, executive officers and equityholders. After soliciting various third-party proposals for malpractice insurance coverage on an annual basis, we renewed this coverage in 2011, 2012 and 2013, with the approval of the Audit and Compliance Committee of the Company's Board of Directors. We may be unable to renegotiate this coverage at acceptable rates and comparable coverage may not be available from third-party insurance companies. If we are unsuccessful in renewing our malpractice insurance coverage, we may not be able to continue to operate without being exposed to substantial risks of claims being made against us for damage awards we are unable to pay.

        Related party transactions between us and any related party are subject to approval by the Audit and Compliance Committee on behalf of the Company's Board of Directors or by the Company's Board of Directors, and disputes are handled by the Company's Board of Directors. There can be no assurance that the above or any future conflicts of interest will be resolved in our favor. If not resolved in our favor, such conflicts could harm our business. For a further description of our related party transactions, see "Certain Relationships and Related Party Transactions."

In recent years, accreditation of facilities and the establishment of a national error reporting database have been under consideration.

        The Chairman of the American College of Radiology ("ACR") called for the required accreditation of all facilities which bill Medicare for advanced medical imaging and radiation oncology services, including those in hospitals at a congressional hearing on medical radiation. In addition, ASTRO called for the establishment of the nation's first central database for the reporting of errors involving linear accelerators and CT scanners. Federal legislation was also introduced in March 2013, which requires certain personnel furnishing medical imaging examinations or radiation therapy to obtain state licensure and certification from certain approved certification organizations, and directs HHS to establish a program for designating and publishing a list of such certification organizations.

        Of our 130 U.S. treatment centers, 96 have received or are in process of receiving ACR accreditation. In addition to a deep physics infrastructure and internal maintenance department, we have recently begun to utilize Gamma Function as a broad application radiation safety monitoring tool to minimize potential errors in our radiation therapy treatments. While we continue to improve upon safety measures aimed at minimizing errors in radiation therapy treatment in accordance with our internal protocols as well as the mandates of organizations like ACR, we cannot assure you that any further critical press and government scrutiny will not adversely affect our business and results of operations.

Our financial results could be adversely affected by claims brought against our facilities, the increasing costs of professional liability insurance and by successful malpractice claims.

        We could be subject to litigation relating to our business practices, including claims and legal actions by patients and others in the ordinary course of business alleging malpractice, product liability or other legal theories. We are also exposed to the risk of professional liability and other claims against us and our radiation oncologists and other physicians and professionals arising out of patient medical treatment at our treatment centers. Our risk exposure as it relates to our non-radiation oncology physicians could be greater than with our radiation oncologists to the extent such non-radiation oncology physicians are engaged in diagnostic activities. For a discussion of current pending material litigation against us, see "Business—Legal Proceedings." Malpractice claims, if successful, could result in substantial damage awards which might exceed the limits of any applicable insurance coverage. Insurance against losses of this type can be expensive and insurance premiums may increase in the near future. Insurance rates vary from state to state, by physician specialty and other factors. The rising costs of insurance premiums, as well as successful malpractice claims against us or one of our physicians, could have a material adverse effect on our financial position and results of operations.

        It is also possible that our excess liability and other insurance coverage will not continue to be available at acceptable costs or on favorable terms. In addition, our insurance does not cover all potential liabilities arising from governmental fines and penalties, indemnification agreements and certain other uninsurable losses. For example, from time to time we agree to indemnify third parties, such as hospitals and clinical laboratories, for various claims that may not be covered by insurance. As a result, we may become responsible for substantial damage awards that are uninsured.

        If payment for claims exceed actuarially determined estimates or are not covered by insurance, or if reinsurers, if any, fail to meet their obligations, our results of operations and financial position could be adversely affected.

Our substantial debt could adversely affect our financial condition.

        We had $991.7 million of total debt outstanding as of December 31, 2013. Our high level of debt could have adverse effects on our business and financial condition. Specifically, our high level of debt could have important consequences, including the following:

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  making it more difficult for us to satisfy our obligations with respect to our debt;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

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  increasing our vulnerability to general adverse economic and industry conditions;

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  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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  placing us at a disadvantage compared to other, less leveraged competitors; and

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  increasing our cost of borrowing.

        Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We will have the right to incur substantial additional indebtedness in the future. The terms of our Credit Facilities and the indentures governing our notes restrict, but do not in all circumstances, prohibit us from doing so. Under the instruments governing our debt, we are permitted to incur substantial additional debt. Any additional debt may be governed by indentures or other instruments containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. Because any decision to issue debt securities or enter into new debt facilities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and whether we may be required to accept unfavorable terms for any such financings.

The indentures governing our notes and our Credit Facilities impose significant operating and financial restrictions on our Company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

        The indentures governing our notes and our Credit Facilities impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

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  incur additional indebtedness or enter into sale and leaseback obligations;

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  pay certain dividends or make certain distributions on our capital stock or repurchase our capital stock;

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  make certain investments or other restricted payments;

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  place restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

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  engage in transactions with equityholders or affiliates;

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  sell certain assets or merge with or into other companies; and

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  create liens.

        As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or other financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

As an "emerging growth company" under the JOBS Act, we are eligible to take advantage of certain exemptions from various reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act ("Section 404"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If we take advantage of any of these exemptions, we do not know if some investors will find our securities less attractive as a result. The result may be a less active trading market for our securities and our security prices may be more volatile. In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

        We could remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three year period.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 for so long as we are an "emerging growth company."

        Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company."

Risks Related to this Offering and Ownership of Our Common Stock

If we are a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange upon completion of the offerings, we will qualify for exemptions from certain corporate governance requirements.

        Upon completion of the offerings, Vestar, through its interest in 21CI, may continue to control a majority of the voting power of our outstanding common stock. Vestar has a voting majority of all outstanding voting units of 21CI. If 21CI owns a majority of our shares of outstanding common stock upon completion of the offerings, Vestar will control a majority of the voting power of our outstanding common stock and, as a result, we will be a "controlled company" within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

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  the requirement that a majority of the Board of Directors consists of independent directors;

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  the requirement that nominating and corporate governance matters be decided solely by independent directors; and

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  the requirement that employee and officer compensation matters be decided solely by independent directors.

        If we were to qualify as a "controlled company" following the offerings, we may choose to rely on these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. If we choose to rely on exemptions from certain corporate governance requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock or the common stock of our subsidiaries. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the New York Stock Exchange or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

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  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

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  downgrades by any securities analysts who follow our common stock;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  market conditions or trends in our industry or the economy as a whole and, in particular, in the healthcare environment;

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  investors' perceptions of our prospects;

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  announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

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  changes in key personnel.

        In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the healthcare industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Our equity sponsor may have the ability to control significant corporate activities after the completion of the offerings and our equity sponsor's interests may not coincide with yours.

        After the consummation of the offerings, Vestar will beneficially own in the aggregate, approximately 80.4% of the voting interest in 21CI. As a result of its ownership, Vestar, so long as 21CI holds a majority of our outstanding shares, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. In addition, under the new stockholders agreement that we intend to enter into with 21CI prior to the completion of the offerings (the "Stockholders Agreement"), 21CI will have the right to nominate directors for election to our Board of Directors, and we will agree to support those nominees. Under certain circumstances, those nominees could constitute a majority of our Board of Directors even though 21CI at the time owns less than a majority of our common stock, giving Vestar decision-making control over us. Upon completion of the offerings, if 21CI holds a majority of our outstanding shares, matters over which Vestar, through its control of 21CI, will, directly or indirectly, exercise control include:

  •
  the election of our Board of Directors and the appointment and removal of our officers;

  •
  mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

  •
  other material acquisitions or dispositions of businesses or assets;

  •
  incurrence of indebtedness and the issuance of equity securities;

  •
  repurchase of stock and payment of dividends; and

  •
  the issuance of shares to management under our equity incentive plans.

        Even if 21CI's ownership of our shares is, or falls, below a majority, Vestar may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Vestar and its affiliates will not have any obligation to present to us, and Vestar may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See "Description of Capital Stock—Corporate Opportunity."

Future sales or issuances of our common stock, or the perception in the public markets that these sales or issuances may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, or the conversion of Series A preferred stock into common stock or the payment of dividends on the Series A preferred stock in the form of shares of common stock or the perception that such conversion or dividends could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of our equity securities. Upon completion of the offerings, we will have 29,745,520 shares of common stock and 1,500,000 shares of Series A preferred stock outstanding. If the Series A preferred stock offering is completed, up to                shares of common stock (up to                shares of common stock if the underwriters in the Series A preferred stock offering exercise their option to purchase additional shares in full), in each case, subject to anti-dilution, make-whole and other adjustments, will be issuable upon conversion of the Series A preferred stock. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, each of our officers and directors and Vestar, through its control of 21CI, and certain other securityholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance of common stock upon exercise of options under our existing management incentive plan. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting (Conflicts of Interest)."

        All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances) and applicable volume and other limitations imposed under federal securities laws. In addition, see "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        After the offerings, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 16.4 million shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" and "Shares Eligible for Future Sale—Registration Rights" for a more detailed description of these rights.

        In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management's attention from our business.

        We will be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

  •
  prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

  •
  create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

  •
  institute compliance and internal audit functions that are more comprehensive;

  •
  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

  •
  enhance our investor relations function;

  •
  maintain internal policies, including those relating to disclosure controls and procedures; and

  •
  involve and retain outside legal counsel and accountants in connection with the activities listed above.

        As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff with the requisite technical knowledge.

        In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur certain additional annual expenses related to these activities and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

        As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, as long as we are an "emerging growth company," our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. Testing and maintaining internal controls may divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

  •
  provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

  •
  establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

  •
  establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

  •
  limit the ability of stockholders to remove directors if Vestar ceases to own more than 40% of our voting common stock;

  •
  prohibit stockholders, other than Vestar for so long as it beneficially owns at least 40% of our common stock, from calling special meetings of stockholders; and

  •
  require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend our amended and restated certificate of incorporation and for shareholders to amend our amended and restated bylaws, in each case if Vestar ceases to own more than 40% of our common stock.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see "Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Our amended and restated certificate of incorporation upon consummation of the offerings will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation upon consummation of the offerings will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL"), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $32.24 per share because the initial public offering price of $15.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and directors under our management incentive plan. See "Dilution."

We will have broad discretion in how we use the proceeds of the offerings and we may not use these proceeds effectively. This could affect our results of operations and cause the price of our common stock to decline.

        Our management team will have considerable discretion in the application of the net proceeds of the offerings, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We intend to use the net proceeds from the offerings to repay outstanding amounts under our Term Facility, to repay a portion of amounts outstanding under our Revolving Credit Facility, to repay a portion of OnCure Notes (plus a portion of OnCure Notes held as an earnout, which amount will be held in escrow), to repay all amounts outstanding under the SFRO Credit Agreement and certain other SFRO indebtedness, to pay related fees and expenses and for general corporate purposes. We may use the net proceeds for corporate purposes that do not improve our results of operations or which cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our common stock, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Provisions of our amended and restated certificate of incorporation could have the effect of preventing the Company from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.

        Our amended and restated certificate of incorporation will provide that Vestar and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of Vestar. In the event that Vestar obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our amended and restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See "Description of Capital Stock—Corporate Opportunity."

Because we do not intend to pay cash dividends or other distributions on shares of our common stock in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends or other distributions on shares of our common stock for the foreseeable future. Any determination to pay dividends or other distributions in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our Credit Facilities and the indentures governing our notes, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. In addition, so long as any shares of our Series A preferred stock remain outstanding, no dividend or distribution may be declared or paid on shares of our common stock and no shares of our common stock may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred stock or a sufficient sum of cash or number of shares of our common stock has been set apart for the payment of such preferred dividends, subject to exceptions such as dividends on our common stock payable solely in shares of our common stock. Accordingly, if you purchase shares of our common stock in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends or other distributions in the foreseeable future should not purchase our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

        We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "outlook," "potential," "project," "projection," "plan," "intend," "seek," "believe," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

  •
  coverage and reimbursement policies of governmental and third-party payers, including Medicare and Medicaid;

  •
  reforms to the U.S. healthcare system;

  •
  general economic conditions;

  •
  a decrease in payments by managed care organizations and other commercial payers;

  •
  competitive factors, such as the recruitment and retention of radiation oncologist and other qualified healthcare professionals and personnel, including senior management;

  •
  changes in medical treatment guidelines or recommendations;

  •
  an increase in competition within the markets in which we compete;

  •
  difficulty in developing or acquiring, operating, and integrating additional treatment centers;

  •
  the impact of current and future laws, including referral and fee-splitting legislation;

  •
  our substantial level of indebtedness and related debt-service obligations;

  •
  availability of adequate financing; and

  •
  existence of adverse litigation and risks.

        While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

        We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        We estimate that the proceeds to us from the common stock offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us (including a termination fee under our Management Agreement with Vestar of approximately $6 million), will be approximately $172.9 million (or approximately $200.8 million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the shares of common stock offered by us are sold for $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share of common stock would increase or decrease the net proceeds we receive from the common stock offering by approximately $13.3 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from the common stock offering by approximately $15.0 million, assuming the assumed initial public offering price remains the same.

        We estimate that the proceeds to us from the Series A preferred stock offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $67.1 million (or approximately $77.6 million if the underwriters in that offering exercise their option to purchase additional shares of Series A preferred stock in full).

        We intend to use the net proceeds from the offerings to repay the indebtedness listed below and to pay related fees and expenses and for general corporate purposes. For a further description of our indebtedness, see "Description of Certain Indebtedness."

        The indebtedness we intend to repay with the net proceeds of the offerings includes:

  •
  all $90.0 million of the indebtedness outstanding under our Term Facility;

  •
  approximately $49.2 million of the indebtedness outstanding under our Revolving Credit Facility;

  •
  approximately $26.3 million of the indebtedness outstanding under the OnCure Notes (plus approximately $2.6 million of the OnCure Notes held as an earnout, which amount will be held in escrow);

  •
  all $60.0 million of the indebtedness outstanding under the SFRO Credit Agreement; and

  •
  approximately $7.9 million of SFRO's other outstanding indebtedness.

        Pending use of the net proceeds from the offerings as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        Following the completion of the common stock offering, we do not expect to pay dividends or other distributions on shares of our common stock in the forseeable future. Other than the payment of dividends on the Series A preferred stock, we currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. So long as any shares of our Series A preferred stock remain outstanding, no dividend or distribution may be declared or paid on shares of our common stock and no shares of our common stock may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred stock or a sum of cash or number of shares of our common stock has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock. See "Concurrent Offering of Series A Preferred Stock."

        Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant.

        In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013 on:

  •
  an actual basis; and

  •
  an "as adjusted" basis to give effect to the following:

  i.
  the approximately 15,965 -for- 1 stock split to take place immediately prior to the completion of the offerings;

  ii.
  the transactions described in "Unaudited Pro Forma Condensed Consolidated Combined Financial Information";

  iii.
  the sale of 13,333,333 shares of our common stock in the common stock offering by us at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  iv.
  the sale of 1,500,000 shares of our Series A preferred stock in the Series A preferred stock offering, which is contingent upon the closing of the common stock offering, at a public offering price of $50.00 per share of Series A preferred stock, after deducting the underwriting discounts and commissions and expenses to be incurred by us in connection with the Series A preferred stock offering; and

  v.
  the application of the net proceeds of the offerings as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Consolidated Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$17.5	$84.6	(2)

Debt:(3)
Revolving Credit Facility(4)	50.0	—
Term Facility(5)	88.0	—
Secured Notes(6)	348.9	348.9
Subordinated Notes	377.7	377.7
OnCure Notes	75.0	48.7	(7)
Capital leases	45.5	45.5
Other notes payable and seller financing notes	6.6	6.6

Total debt	$991.7	$827.4
Stockholders' Equity:
Common Stock, $0.01 par value, 1,028 shares authorized, issued and outstanding	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 29,745,520 shares issued and outstanding, on an as adjusted basis	—	—
Series A mandatory convertible junior non-voting preferred stock, $0.0001 par value, 50,000,000 shares authorized; 1,500,000 shares issued and outstanding, on an as adjusted basis(8)	—	—
Additional paid-in-capital	650.9	890.9
Accumulated deficit	(718.2)	(723.6)
Accumulated other comprehensive loss	(26.4)	(26.4)

Total 21st Century Oncology Holdings, Inc. stockholders' (deficit) equity	(93.7)	140.9

Total capitalization	$898.0	$968.3

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share of common stock, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $13.3 million, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $15.0 million, assuming the assumed initial public offering price remains the same.

(2)
Includes approximately $67.9 million which will be used to repay debt of SFRO. The SFRO Joint Venture was completed on February 10, 2014, and, consequently, the SFRO debt does not appear on our December 31, 2013 capitalization table.

(3)
Does not include term loans of $60 million and $7.9 million aggregate principal amount outstanding under the SFRO Credit Agreement, entered into on February 10, 2014 or the use of proceeds from the offerings to repay in full the SFRO Credit Agreement. Also does not include approximately $35.1 million of additional net debt at SFRO, which will not be repaid in connection with the offerings.

(4)
In connection with the offerings, we intend to enter into a new $210 million revolving credit facility which will replace our existing Revolving Credit Facility. For additional details, see "Prospectus Summary—Recent Developments—Refinancing Transactions."

(5)
Does not include approximately $2.0 million of original issue discount.

(6)
Following the closing of the offerings, we intend to enter into a new first lien term loan facility and use the proceeds therefrom to repurchase all of our outstanding Secured Notes. For additional details, see "Prospectus Summary—Recent Developments—Refinancing Transactions."

(7)
Does not reflect the redemption of approximately $2.6 million of OnCure Notes held in escrow.

(8)
Although a final determination cannot be made until final determination of the terms, we currently believe the Series A preferred stock will be classified as permanent equity.

DILUTION

        If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the offerings. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock.

        Our net tangible book deficit as of December 31, 2013 was $744.2 million, or $(45.34) per share of common stock (before giving effect to the offerings but after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to the offerings). Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs) less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.

        After giving effect to the sale of the 13,333,333 shares of common stock offered by us in the common stock offering at an assumed initial public offering price of $15.00, which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of December 31, 2013 would have been approximately $512.9 million, or $(17.24) per share of common stock (after giving effect to the approximately 15,965-for-1 stock split to take place immediately prior to the offerings). This represents an immediate increase in net tangible book value to our existing stockholders of $28.10 per share of common stock and an immediate dilution to new investors in the common stock offering of $32.24 per share of common stock. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share of common stock		$15.00
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2013	$(45.34)
Increase per share of common stock attributable to new investors	28.10

Pro forma net tangible book value per share of common stock after the common stock offering		(17.24)

Dilution per share of common stock to new investors		$32.24

        A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share of common stock, the mid-point of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $13.3 million, or $(16.86) per share of common stock, and would increase or decrease the dilution per share of common stock to new investors by $0.38 based on the assumptions set forth above.

        The following table summarizes as of December 31, 2013, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share of common stock paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $15.00 per share of common stock (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares of Common Stock Purchased		Total Consideration
					Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing stockholders	16,412,187	55.2%	$623.0	75.7%	$37.96
New investors	13,333,333	44.8%	$200.0	24.3%	$15.00

Total	29,745,520	100%	$823.0	100%

        This section and the foregoing tables do not include shares of common stock reserved for issuance upon conversion of our Series A preferred stock. In addition, except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares of common stock and no exercise of any outstanding options. If the underwriters' option to purchase additional shares of common stock is exercised in full, our existing stockholders would own approximately 51.7% and our new investors would own approximately 48.3% of the total number of shares of our common stock outstanding after the common stock offering. If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share of common stock after the common stock offering would be $(16.16) per share of common stock, and the dilution in the pro forma net tangible book value per share of common stock to new investors in the common stock offering would be $31.16 per share of common stock.

        The tables and calculations above are based on 29,745,520 shares of common stock outstanding as of December 31, 2013, after giving effect to the offerings and the approximately 15,965-for-1 stock split to take place immediately prior to the offerings, and assume no exercise by the underwriters of their option to purchase up to an additional 2,000,000 shares of common stock from us. This number excludes an aggregate of 5,000,000 shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with the offerings and shares of common stock reserved for issuance upon conversion of our Series A preferred stock.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected historical consolidated financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 were derived from our audited consolidated financial statements, included elsewhere in this prospectus. The consolidated financial data as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 were derived from our audited consolidated financial statements, which are not included in this prospectus.

        Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read the following data in conjunction with "Capitalization," "Unaudited Pro Forma Condensed Consolidated Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited historical consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and other financial information included in this prospectus.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Net patient service revenue	$517,646	$535,913	$638,690	$686,216	$715,999
Management fees	—	—	—	—	11,139
Other revenue	6,838	8,050	6,027	7,735	9,378

Total revenues	524,484	543,963	644,717	693,951	736,516
Expenses:
Salaries and benefits	259,532	282,302	326,782	372,656	409,352
Medical supplies	45,361	43,027	51,838	61,589	64,640
Facility rent expense	22,106	27,885	33,375	39,802	45,565
Other operating expenses	24,398	27,103	33,992	38,988	45,629
General and administrative expenses	54,537	65,798	81,688	82,236	106,887
Depreciation and amortization	46,416	46,346	54,084	64,893	65,195
Provision for doubtful accounts	12,871	8,831	16,117	16,916	12,146
Interest expense, net	62,502	58,505	60,656	77,494	86,747
Electronic health records incentive income	—	—	—	(2,256)	(1,698)
Fair value adjustment of earn-out liability and noncontrolling interests-redeemable	—	—	—	1,219	130
Loss on sale of assets of a radiation treatment center	—	1,903	—	—	—
Gain on the sale of an interest in a joint venture	—	—	—	—	(1,460)
Loss on sale leaseback transaction	—	—	—	—	313
Loss on investments	—	—	250	—	—
Gain on fair value adjustment of previously held equity investment	—	—	(234)	—	—
Loss on foreign currency transactions	—	—	106	339	1,283
Loss on forward currency derivative contracts	—	—	672	1,165	467
Early extinguishment of debt	—	10,947	—	4,473	—
Impairment loss	3,474	97,916	360,639	81,021	—

Total expenses	531,197	670,563	1,019,965	840,535	835,196
Loss before income taxes	(6,713)	(126,600)	(375,248)	(146,584)	(98,680)
Income tax (benefit) expense	1,002	(12,810)	(25,365)	4,545	(20,432)

Net loss	(7,715)	(113,790)	(349,883)	(151,129)	(78,248)
Net income attributable to non-controlling interests	(1,835)	(1,698)	(3,558)	(3,079)	(1,966)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(9,550)	$(115,488)	$(353,441)	$(154,208)	$(80,214)

Net loss per common share:(1)
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(0.60)	$(7.23)	$(21.68)	$(9.42)	$(4.90)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(0.60)	$(7.23)	$(21.68)	$(9.42)	$(4.90)

Weighted average shares outstanding:(1)
Basic	15,965,162	15,965,162	16,299,774	16,364,291	16,381,612
Diluted	15,965,162	15,965,162	16,299,774	16,364,291	16,381,612

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$32,958	$13,977	$10,177	$15,410	$17,462
Working capital(2)	49,970	19,076	19,929	24,262	9,057
Total assets	1,379,225	1,236,330	998,592	922,301	1,128,191
Finance obligations	77,230	8,568	14,266	17,192	20,650
Total debt	549,059	598,831	679,033	762,368	991,666
Total equity	622,007	508,208	177,294	18,467	(79,218)
Other Financial Data:
Ratio of earnings to fixed charges(3)	—	—	—	—	—
Deficiency to cover fixed charges(4)	9,127	128,292	377,137	148,837	100,171

(1)
Shares used to calculate basic and diluted weighted average shares outstanding for the periods presented were adjusted to give effect to the approximately 15,965-for-1 stock split expected to occur immediately prior to the completion of the offerings.

(2)
Working capital is calculated as current assets minus current liabilities.

(3)
For purposes of calculating the ratio of earnings to fixed charges, (i) earnings is defined as pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries plus/minus income or loss from equity investees plus fixed charges and (ii) fixed charges is defined as interest expense (including capitalized interest, of which we have none, and any amortization of debt issuance costs) and the estimated portion of operating lease expense deemed by management to represent the interest component of rent expense.

(4)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges. Pro forma for the year ended December 31, 2013, earnings to fixed charges reflected a shortfall of $87.371 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

        On October 25, 2013, we completed the acquisition of OnCure. The accompanying unaudited pro forma condensed consolidated combined statements of operations for the year ended December 31, 2013 present the combined results of our operations with OnCure as if the OnCure Acquisition and the financing for the OnCure Acquisition had occurred on January 1, 2013. The historical unaudited pro forma condensed consolidated financial information includes adjustments that are directly attributable to the acquisition, factually supportable and with respect to the statement of operations are expected to have a continuing effect on our combined results. The unaudited pro forma condensed consolidated combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies that may result from the OnCure transaction. As contemplated in the OnCure transaction, we did not acquire the rights to certain management service agreements included in OnCure's historical financial results. Accordingly we have excluded revenues and costs specifically identifiable with these management service agreements from the unaudited pro forma condensed consolidated combined financial information as noted in the pro forma adjustments below. The unaudited pro forma condensed consolidated combined financial information and related notes are being provided for illustrative purposes only and are not necessarily indicative of what our financial position or results of operations actually would have been had we completed the OnCure transaction at the date indicated nor are they necessarily indicative of the combined company's future financial position or operating results of the combined company.

        The accompanying unaudited pro forma condensed consolidated combined financial information and related notes should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

        We prepared the unaudited pro forma condensed consolidated combined financial information pursuant to Regulation S-X Article 11. Accordingly, our cost to acquire OnCure of approximately $125.0 million (excluding capital leases, working capital and other adjustments) has been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. The preliminary estimates of fair values are reflected in the accompanying unaudited pro forma condensed consolidated combined financial information. The final determination of these fair values will be completed as soon as possible but no later than one year from the acquisition date. The final valuation will be based on the actual fair values of assets acquired and liabilities assumed at the acquisition date. Although the final determination may result in asset and liability fair values that are different than the preliminary estimates of these amounts included herein, it is not expected that those differences will be material to an understanding of the impact of this transaction to our financial results.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations
For the Year Ended December 31, 2013
(dollars in thousands, except share and per share data)

	21CH	OnCure	Reclass Adjustments (A)	Pro Forma Adjustments		Pro Forma Combined
Total revenues	$736,516	$66,184	$—	$11,079	(a)	$813,779
Salaries and benefits	409,352	26,100	—	2,639	(b)	438,091
Medical supplies	64,640	—	1,264	(19)	(c)	65,885
Facility rent expenses	45,565	—	7,310	(717)	(d)	52,158
Other operating expenses	45,629	—	9,872	(1,144)	(e)	54,357
General and administrative expenses	106,887	41,302	(18,446)	(5,570)	(f)	124,173
Depreciation and amortization	65,195	9,318	—	2,149	(g)	76,662
Provision for doubtful accounts	12,146	—	—	—		12,146
Interest expense, net	86,747	16,250	—	(8,893)	(h)	94,104
Electronic health records incentive income	(1,698)	—	—	—		(1,698)
Gain on the sale of an interest in a joint venture	(1,460)	—	—	—		(1,460)
Loss on sale leaseback transaction	313	—	—	—		313
Fair value adjustment of earn-out liability and noncontrolling interests—redeemable	130	—	—	—		130
Impairment loss	—	59,686	—	—		59,686
Equity interest in net earnings of joint ventures	—	(133)	—	—		(133)
Interest income and other expense, net	—	(107)	—	—		(107)
Reorganization items, net	—	15,553	—	(15,553)	(i)	—
Loss on foreign currency transactions	1,283	—	—	—		1,283
Loss on foreign currency derivative contracts	467	—	—	—		467

(Loss) income before income taxes	(98,680)	(101,785)	—	38,187		(162,278)
Income tax expense (benefit)	(20,432)	(197)	—	—	(j)	(20,629)

Net (loss) income	(78,248)	(101,588)	—	38,187		(141,649)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	(1,966)	(115)	—	—		(2,081)

Net (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	$(80,214)	$(101,703)	$—	$38,187		$(143,730)

Net (loss) per common share:(1)
Net (loss) attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(4.90)					$(8.77)

Net (loss) attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(4.90)					$(8.77)

Weighted average shares outstanding:(1)
Basic	16,381,612					16,381,612

Diluted	16,381,612					16,381,612

(1)
Shares used to calculate basic and diluted weighted average shares outstanding for the periods presented were adjusted to give effect to the approximately 15,965-for-1 stock split expected to occur immediately prior to the completion of the offerings.

Note 1: Description of Transaction and Basis of Presentation

        On October 25, 2013, we completed the acquisition of OnCure for approximately $125.0 million (excluding capital leases, working capital and other adjustments). The purchase price included $42.5 million in cash and up to $82.5 million in assumed debt ($7.5 million of additional debt will be assumed if certain OnCure centers achieve a minimum level of EBITDA). This acquisition has been accounted for as a purchase under GAAP. Under the purchase method of accounting, the assets and liabilities of OnCure are recorded as of the completion of the acquisition, at their respective fair values, and consolidated with our assets and liabilities. The results of operations of OnCure have been consolidated with the Company beginning on the date of the acquisition.

Note 2: Preliminary Estimated Acquisition Consideration and Preliminary Estimated Acquisition Consideration Allocation

        The following table set forth the estimated allocation for each component of acquisition consideration paid in the OnCure transaction (dollars in thousands):

Preliminary Estimated Acquisition Consideration
Cash	$45,500
11.75% senior secured notes due January 2017	75,000
Assumed capital lease obligations & other notes	2,090
Fair value of contingent earn-out, represented by 11.75% senior secured notes due January 2017 issued into escrow	7,550

Total preliminary estimated acquisition consideration	$130,140

        For the purposes of these pro forma financial statements, the estimated acquisition consideration has been preliminarily allocated based on an estimate of the fair value of assets and liabilities acquired as of the acquisition date. The allocation of the estimated acquisition consideration for OnCure is based on estimates, assumptions, valuations and other studies which have not yet been finalized in order to make a definitive allocation. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma condensed consolidated combined financial statements.

        The total preliminary estimated acquisition consideration of OnCure as shown in the table above is allocated to the tangible and intangible assets and liabilities of OnCure based on their preliminary estimated fair values as follows (in thousands):

Preliminary Estimated Acquisition Consideration Allocation
Cash and cash equivalents	$307
Accounts receivable	12,497
Inventories	199
Deferred income taxes—asset	4,875
Other currents assets	1,786
Accounts payable	(4,560)
Accrued expenses	(3,540)
Other current liabilities	—
Equity investments in joint ventures	1,625
Property and equipment	22,107
Intangible assets—management services agreements	57,739
Other noncurrent assets	265
Other long-term liabilities	(5,828)
Deferred income taxes—liability	(31,669)
Noncontrolling interest—nonredeemable	(1,299)
Goodwill	75,636

Preliminary estimated acquisition consideration	$130,140

Note 3: Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2013

  (A)
  To reclassify OnCure general and administrative expenses to certain items as presented in the Company's Statement of Operations.

        The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented herein. A summary of the pro forma adjustments follows:

        Adjustments included in the column under the heading "Pro Forma Adjustments" primarily relate to the following:

(a)	To eliminate total revenues of radiation therapy treatment facilities that were not acquired		$(1,400)
	Executed conversion of the Florida practices from a management services agreement to a physician employment agreement		12,479

			$11,079
(b)	To eliminate salaries and benefits of radiation therapy treatment facilities that were not acquired		$(1,158)
	Executed conversion of the Florida practices from a management services agreement to a physician employment agreement		10,728
	To eliminate salaries and benefits associated with contracts rejected in bankruptcy		(6,931)

			$2,639
(c)	To eliminate medical supplies of radiation therapy treatment facilities that were not acquired		$(19)
(d)	To eliminate facility rent expenses of radiation therapy treatment facilities that were not acquired		$(717)
(e)	To eliminate other operating expenses of radiation therapy treatment facilities that were not acquired		$(1,144)
(f)	To eliminate general and administrative expenses of radiation therapy treatment facilities that were not acquired		$(117)
	To eliminate management fees of former private equity sponsor		(750)
	To eliminate costs associated with contracts rejected in bankruptcy		(4,703)

			$(5,570)
(g)	To eliminate depreciation and amortization of radiation therapy treatment facilities that were not acquired		$(647)
	To reverse remaining depreciation and amortization expense of OnCure		(8,671)
	To record amortization expense for newly identified intangible assets		4,634
	To record depreciation expense for revaluation of property plant & equipment		6,833

			$2,149
(h)	To reverse previously recorded interest expense of OnCure		$(16,250)
	To record interest expense on $75.0 million 11.75% senior secured notes due April 2017		7,222
	To record interest expense of assumed capital lease obligations and other promissory notes		135

			$(8,893)
(i)	To eliminate costs associated with OnCure reorganization		$(15,553)
(j)	(Loss) income before income taxes pro forma adjustments		$38,187
	Federal rate	35.00%
	State rate (5%), net of Federal benefit	3.90%

	Statutory Federal and state income tax rate	38.90%	$14,855
	Adjustment to NOL and valuation allowance		(14,855)

			$—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the "Selected Consolidated Historical Financial and Other Data" and our Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this prospectus.

        In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, and intentions set forth under the sections entitled "Risk Factors" and "Forward-Looking Statements." Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the leading global, physician-led provider of ICC services. Our physicians provide comprehensive, academic quality, cost-effective coordinated care for cancer patients in personal and convenient community settings. We believe we offer a powerful value proposition to patients, hospital systems, payers and risk-taking physician groups by delivering high quality care and good clinical outcomes at lower overall costs through outpatient settings, clinical excellence, physician coordination and scaled efficiency.

        We operate the largest integrated network of cancer treatment centers and affiliated physicians in the world which, as of December 31, 2013, was comprised of approximately 671 community-based physicians in the fields of radiation oncology, medical oncology, breast, gynecological and general surgery, urology and primary care. Our physicians provide medical services at approximately 304 locations, including our 163 radiation therapy centers. Of the 163 treatment centers, 38 treatment centers were internally developed and 117 were acquired (including two which were transitioned from professional and other arrangements to freestanding). 41 radiation therapy centers operate in partnership with health systems and other clinics and community-based sites. Our 130 cancer treatment centers in the United States are operated predominantly under the 21st Century Oncology brand and are strategically clustered in 31 local markets in 16 states, including Alabama, Arizona, California, Florida, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Carolina, South Carolina, Rhode Island, and West Virginia. Our 33 international treatment centers in Latin America are operated under the 21st Century Oncology brand or a local brand and, in many cases, are operated with local minority partners, including hospitals. We hold market leading positions in the majority of our local markets and continue to expand our affiliation with physician specialties in closely related areas including gynecological, breast and surgical oncology, medical oncology and urology in a number of our local markets to strengthen our clinical working relationships and to evolve from a freestanding radiation oncology centric model to an ICC model.

        We use a number of metrics to assist management in evaluating financial condition and operating performance, and the most important follow:

  •
  the number of Relative Value Units ("RVUs") (a standard measure of value used in the U.S. Medicare reimbursement formula for physician services) delivered per day in our freestanding centers;

  •
  the percentage change in RVUs per day in our freestanding centers;

  •
  the number of treatments delivered per day in our freestanding centers;

  •
  the average revenue per treatment in our freestanding centers;

  •
  the number and type of radiation oncology cases completed;

  •
  the number of treatments per radiation oncology case completed;

  •
  the revenue per radiation oncology case;

  •
  the ratio of funded debt to pro-forma adjusted earnings before interest, taxes, depreciation and amortization (leverage ratio); and

  •
  facility gross profit.

Revenue Drivers

        Our revenue growth is primarily driven by expanding the number of our centers, optimizing the utilization of advanced technologies at our existing centers and benefiting from demographic and population trends in most of our local markets and by providing value added services to other healthcare and provider organizations. New centers are added or acquired based on capacity, demographics and competitive considerations.

        The average revenue per treatment is sensitive to the mix of services used in treating a patient's tumor. The reimbursement rates set by Medicare and commercial payers tend to be higher for more advanced treatment technologies, reflecting their higher complexity. A key part of our business strategy is to make advanced technologies available once supporting economics exist. For example, we have been utilizing IGRT and Gamma Function, a proprietary capability to enable measurement of the actual amount of radiation delivered during a treatment and to provide immediate feedback for adaption of future treatments as well as for quality assurance, where appropriate, now that reimbursement codes are in place for these services.

Operating Costs

        The principal costs of operating a treatment center are (1) the salary and benefits of the physician and technical staff, and (2) equipment and facility costs. The capacity of each physician and technical position is limited to a number of delivered treatments, while equipment and facility costs for a treatment center are generally fixed. These capacity factors cause profitability to be very sensitive to treatment volume. Profitability will tend to increase as resources from fixed costs including equipment and facility costs are utilized.

Sources of Revenue By Payer

        We receive payments for our services rendered to patients from the government Medicare and Medicaid programs, commercial insurers, managed care organizations and our patients directly. Generally, our revenue is determined by a number of factors, including the payer mix, the number and nature of procedures performed and the rate of payment for the procedures. The following table sets forth the percentage of our net patient service revenue we earned based upon the patients' primary insurance by category of payer in our last three fiscal years.

	Year Ended December 31,
Payer (U.S.)	2011	2012	2013
Medicare	44.9%	42.6%	41.9%
Commercial	50.9	53.6	54.3
Medicaid	2.8	2.7	2.7
Self-pay	1.4	1.1	1.1

Total net patient service revenue	100.0%	100.0%	100.0%

Medicare and Medicaid

        Medicare is a major funding source for the services we provide and government reimbursement developments can have a material effect on operating performance. These developments include the reimbursement amount for each Current Procedural Terminology ("CPT") service that we provide and the specific CPT services covered by Medicare. CMS, the government agency responsible for administering the Medicare program, administers an annual process for considering changes in reimbursement rates and covered services. We have played, and will continue to play, a role in that process both directly and through the radiation oncology professional societies.

        Since cancer disproportionately affects elderly people, a significant portion of our U.S. net patient service revenue is derived from the Medicare program, as well as related co-payments. Medicare reimbursement rates are determined by CMS and are lower than our normal charges. Medicaid reimbursement rates are typically lower than Medicare rates; Medicaid payments represent approximately 2.7% of our U.S. net patient service revenue for the year ended December 31, 2013.

        In the final Medicare 2013 Physician Fee Schedule, CMS reduced payments for radiation oncology by 7%. This reduction related to (1) the fourth year of the four-year transition to the utilization of new PPIS data, (2) a change in equipment interest rate assumptions, (3) budget neutrality effects of a proposal to create a new discharge care management code, (4) input changes for certain radiation therapy procedures, and (5) certain other revised radiation oncology codes. The largest of these changes (accounting for 4% of the gross reduction) reflected the transition of the final 25% of PPIS data used in the PERVU methodology. The change in the CMS interest rate policy (accounting for 3% of the gross reduction) reduced interest rate assumptions in the CMS database from 11% to a sliding scale of 5.5% to 8%. CMS also finalized its proposal to create a HCPCS G-code to describe transition care management from a hospital or other institutional stay to a primary physician in the community (accounting for 1% of the gross reduction). While this policy benefited primary care, non-primary care physicians are negatively impacted due to the budget-neutrality of the Medicare 2013 Physician Fee Schedule. The rule also made adjustments (accounting for 1% of the gross reduction) due to the use of new time of care assumptions for IMRT and SBRT. Although the proposed reductions in time of care assumptions alone would have resulted in a gross 7% reduction to radiation oncology, CMS in its final rule included updated cost data submitted by the radiation oncology community for code inputs which reversed the vast majority of the reduction resulting from the new time of care assumptions. Total gross reductions in the final rule were offset by a 2% increase due to certain other revised radiation oncology codes, which resulted in a total net reduction to radiation oncology of 7%.

        In the proposed Medicare 2014 Physician Fee Schedule, CMS proposed to reduce payments for radiation oncology by 5% overall. This reduction related to a cap on certain radiation oncology services at the OPD/ASC rate [-4%]; reductions to certain radiation oncology codes due to MEI revisions [-2%]; and offsetting minor increases due to other aspects of the fee schedule [+1%]. Because the cap and MEI policies only applied to freestanding settings, the cut to freestanding centers would likely have been closer to 8%, while hospital-based radiation oncologists would have received an increase in payment under the proposal. In the final Medicare 2014 Physician Fee Schedule, CMS did not finalize its proposal to cap certain radiation oncology services at the OPD/ASC rate. Although CMS did finalize its proposal to revise the MEI [-2% impact], CMS also incorporated updated RVUs for new and existing codes [+3% impact] resulting in a net impact of +1% for radiation oncology overall. Because the MEI policy only applies to freestanding settings, the impact to freestanding centers is approximately flat, while hospital-based radiation oncologists would receive an increase in payment under the final rule. CMS noted in the final rule, due to budget neutrality requirements relating to the MEI policy, the 2014 conversion factor was estimated to be $35.6446 (assuming no SGR cuts), rather than the current 2013 conversion factor of $34.023.

        Medicare reimbursement rates for all procedures under Medicare ultimately are determined by a formula which takes into account a conversion factor ("CF") which is updated on an annual basis based on the SGR. For the last several years, the SGR policy has threatened significant cuts to the CF, although Congress has consistently delayed those cuts. On December 26, 2013, the President signed into law the Pathway for SGR Reform Act of 2013, which prevented the scheduled SGR payment reduction for physicians from taking effect on January 1, 2014. Instead, the Pathway for SGR Reform Act provided for a 0.5 percent update (to $35.8228) for such services through March 31, 2014. On April 1, 2014, the President signed H.R. 4302, the Protecting Access to Medicare Act of 2014, which extended the $35.8228 conversion factor through 2014 and also provided for a zero percent update through March 31, 2015. If future SGR reductions are not suspended, and if a permanent "doc fix" is not signed into law, the currently scheduled SGR reimbursement decrease (estimated at more than 20%) will take effect on April 1, 2015.

        In addition, under the Budget Control Act of 2011, Medicare providers are cut under a sequestration process by 2% each year relative to baseline spending through 2021. This policy subsequently was extended through 2024. In the Protecting Access to Medicare Act, the sequestration policy was frontloaded for the year 2024 such that Medicare providers would be cut 4% in the first half of 2024 and 0% in the second half of 2024.

Commercial

        Commercial sources include private health insurance as well as related payments for co-insurance and co-payments. We enter into contracts with private health insurance and other health benefit groups by granting discounts to such organizations in return for the patient volume they provide.

        Most of our commercial revenue is from managed care business and is attributable to contracts where a set fee is negotiated relative to services provided by our treatment centers. We do not have any contracts that individually represent over 10% of our total U.S. net patient service revenue. We receive our managed care contracted revenue under two primary arrangements. Approximately 97% of our managed care business is attributable to contracts where a fee schedule is negotiated for services provided at our treatment centers. For the year ended December 31, 2013 approximately 3% of our U.S. net patient service revenue is attributable to contracts where we bear utilization risk. Although the terms and conditions of our managed care contracts vary considerably, they are typically for a one-year term and provide for automatic renewals. If payments by managed care organizations and other private third-party payers decrease, then our total revenues and net income would decrease.

Self-Pay

        Self-pay consists of payments for treatments by patients not otherwise covered by third-party payers, such as government or commercial sources. Because the incidence of cancer is much higher in those over the age of 65, most of our patients have access to Medicare or other insurance and therefore the self-pay portion of our business is less than it would be in other circumstances. However, we are seeing a general increase in the patient responsibility portion of our claims and revenue.

        We grant a discount on gross charges to self-pay patients not covered under other third party payer arrangements. The discount amounts are excluded from patient service revenue. To the extent that we realize additional losses resulting from nonpayment of the discounted charges, such additional losses are included in the provision for doubtful accounts.

Other Material Factors

        Other material factors that we believe will also impact our future financial performance include:

  •
  patient volume and census;

  •
  continued advances in technology and the related capital requirements;

  •
  continued affiliation with physician specialties other than radiation oncology;

  •
  our ability to develop and conduct business with hospitals and other large healthcare organizations in a manner that adequately and attractively compensates us for our services;

  •
  accounting for business combinations requiring that all acquisition-related costs be expensed as incurred;

  •
  our ability to achieve identified cost savings and operational efficiencies;

  •
  increased costs associated with development and optimization of our internal infrastructure; and

  •
  healthcare reform.

Results of Operations

        The following summary results of operations data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes, included in this prospectus, and other financial information included in this prospectus.

Years Ended December 31, 2011, 2012 and 2013

        For the year ended December 31, 2013, our total revenues grew by approximately 6.1%, over the prior year, while our total revenues for the year ended December 31, 2012 grew by approximately 7.6% over the prior year. For the years ended December 31, 2013, 2012 and 2011, we had total revenues of $736.5 million, $694.0 million and $644.7 million, respectively.

        For the years ended December 31, 2013, 2012 and 2011, net patient service revenue comprised 97.2%, 98.9% and 99.1%, respectively, of our total revenues. In states where we employ radiation oncologists, we derive our net patient service revenue through fees earned from the provision of the professional and technical component fees of radiation therapy services. In states where we do not employ radiation oncologists, we derive our administrative services fees principally from administrative services agreements with professional corporations. In accordance with ASC 810, "Consolidation" ("ASC 810"), we consolidate the operating results of certain of the professional corporations for which we provide administrative services into our own operating results. In 2013, 2012 and 2011, 18.4%, 19.4% and 18.0%, respectively, of our net patient service revenue was generated by professional corporations with which we have administrative services agreements.

        In our net patient service revenue for the years ended December 31, 2013, 2012 and 2011, revenue from the professional-only component of radiation therapy and revenue from our ICC physician practices, comprised approximately 29.8%, 28.7% and 25.8%, respectively, of our total revenues.

        Management fees are recorded at the amount earned by us under the management services agreements. Services rendered by the respective physician groups are billed by us, as the exclusive billing agent of the physician groups, to patients, third-party payors, and others. For the year ended December 31, 2013, management fees comprised 1.5% of our total revenues.

        For the years ended December 31, 2013, 2012 and 2011, other revenue comprised approximately 1.3%, 1.1% and 0.9%, respectively, of our total revenues. Other revenue is primarily derived from management services provided to hospital radiation therapy departments, technical services provided to hospital radiation therapy departments, billing services provided to non-affiliated physicians, gain and losses from sale/disposal of medical equipment, equity interest in net earnings/losses of unconsolidated joint ventures and income for equipment leased by joint venture entities.

        The following table summarizes key operating statistics of our results of operations for the periods presented:

	Year Ended December 31,			Year Ended December 31,
	2011*	2012	% Change	2012	2013	% Change
United States
Number of treatment days	255	255	0.0%	255	255	0.0%
Total RVU's—freestanding centers	11,986,768	11,483,600	(4.2)%	11,483,600	11,615,189	1.1%
RVU's per day—freestanding centers	47,007	45,034	(4.2)%	45,034	45,550	1.1%
Percentage change in RVU's per day—freestanding centers—same market basis	10.5%	(6.3)%		(6.3)%	(3.5)%
Total treatments—freestanding centers	473,400	493,330	4.2%	493,330	546,951	10.9%
Treatments per day—freestanding centers	1,856	1,935	4.2%	1,935	2,145	10.9%
Percentage change in revenue per treatment freestanding centers—same market basis	2.8%	(3.9)%		(3.9)%	(6.2)%
Percentage change in treatments per day freestanding centers—same market basis	1.0%	2.0%		2.0%	4.3%
Percentage change in freestanding revenues same market basis	4.2%	(2.1)%		(2.1)%	(2.2)%
Radiation oncology cases completed:
3-D cases		6,174		6,174	7,442
IMRT cases		10,862		10,862	11,955
Other cases		2,072		2,072	2,223

Total radiation oncology cases completed		19,108		19,108	21,620	13.1%

Treatments per radiation oncology case completed		24.2		24.2	23.6
Revenue per radiation oncology case		$19,206		$19,206	$18,703
Number of employed, contracted and affiliated physicians:
Radiation oncologists	116	111		111	156
Urologists	83	106		106	124
Surgeons	31	34		34	35
Medical oncologists	17	24		24	25
Gynecologic oncologists	4	5		5	7
Other physicians	8	10		10	13
Affiliated physicians	—	281		281	311

Total physicians	259	571	120.5%	571	671	17.5%

Treatment centers—freestanding (global)	118	121	2.5%	121	155	28.1%
Treatment centers—hospital/other groups (global)	9	5	(44.4)%	5	8	60.0%

Total treatment centers	127	126	(0.8)%	126	163	29.4%

Days sales outstanding at quarter end	39	34		34	31
Net patient service revenue—professional services only (in thousands)	$166,090	$199,097		$199,097	$219,721
Net patient service revenue—excluding physician practice expense (in thousands)	$638,690	$686,216		$686,216	$731,171

*
Excludes the impact of the termination of a capitated contract in Las Vegas, Nevada. Case data not available for 2011.

        The following table summarizes key operating statistics of our results of operations for our international operations for the periods presented:

	Year ended December 31,			Year ended December 31,
	2011**	2012	% Change	2012	2013	% Change
International
Number of new cases:
2-D cases	5,411	4,857		4,857	3,716
3-D cases	6,888	8,901		8,901	10,418
IMRT/IGRT cases	1,478	1,471		1,471	1,956

Total	13,777	15,229	10.5%	15,229	16,090	5.7%

Revenue per radiation oncology case	$5,080	$5,382		$5,382	$5,659

**
includes full period operating statistics, including period prior to our acquisition on March 1, 2011.

International

        Comparison of the Years Ended December 31, 2012 and 2013.    MDLLC's total revenues increased $9.7 million, or 11.9%, from $81.2 million to $90.9 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Total revenue was positively impacted by $0.6 million of revenue from the start-up of a new center in Argentina in August 2012, growth in treatments and an improvement in treatment mix from our November 2011 acquisition in Argentina, growth in treatments and overall service mix improvements at our Argentina, El Salvador, and our centers in the Dominican Republic, and improved capitated pricing in Argentina, offset by the impact of a greater depreciation in the Argentine Peso versus the same period in 2012. Case growth increased by 861, or 5.7%, during the period. The trend toward more clinically-advanced treatments which require more time to complete continued during the period with an increase in the number of higher-revenue IMRT/IGRT treatments and 3D treatments vs. 2D treatments as compared to the same period in 2012.

        Facility gross profit increased $6.0 million, or 13.8%, from $43.5 million to $49.5 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Facility-level gross profit as a percentage of total revenues increased to 54.4% from 53.5%. Margin growth resulted from growth in IMRT and 3-D cases, and improved pricing for capitated cases in Argentina, offset by higher depreciation and amortization relating to our continued growth and investment in Latin America, local inflation in Argentina, and higher facility rent expense.

        MDLLC's total service revenues was $20.8 million for the three months ended December 31, 2012 which represents a $0.5 million or 2.5% increase from the $20.3 million for the same period in 2011. Total revenue was positively impacted by $1.0 million of revenue from the acquisition of four radiation treatment facilities in November 2011 the start-up of a new Center in Argentina during the third quarter, growth in treatments and an improvement in treatment mix in Costa Rica, Mexico and Guatemala, mitigated by a reduction in IMRT treatments in Argentina compared to the same period in 2011 and decreased activity in December due to timing of holidays in many countries where we operate. In addition, we experienced growth in the number of new cases initiated during the quarter by 180, 54% of which pertained to the acquired operations in November 2011. The trend toward more clinically-advanced cases continued during the quarter with an increase in the number of higher-revenue 3D treatments vs. 2D treatments as compared to the same period in 2011.

        Facility gross profit decreased $0.7 million, or 6.2% from $10.9 million to $10.2 million for the three months ended December 31, 2012 as compared to the same period in 2011. Facility-level gross profit as a percentage of total revenues decreased from 53.7% to 49.2%. Lower IMRT cases in Argentina, increases in compensation, facility rent, and incremental depreciation expense relating to our continued growth and investment in Latin America, as well as local inflation was offset by decreases in medical supplies and other operating costs, including lower outsourcing of scans as a result of recent equipment purchases.

        MDLLC's net patient service revenue increased $2.6 million, or 14.7%, from $17.7 million to $20.3 million for the three months ended December 31, 2011 as compared to the three months ended September 30, 2011. Total revenue was positively impacted by $1.0 million of revenue from the acquisition of four radiation treatment facilities in November 2011, and the opening of new treatment centers in San Juan, Argentina and San Salvador, El Salvador in February and March 2011, respectively. The continued ramp-up in operations at our Centro de Radiaciones de La Costa and Centro de Radioterapia Siglo XXI subsidiaries in Argentina which opened in May and July 2010, respectively, also favorably impacted revenue growth. In addition, we experienced growth in the number of new cases initiated during the quarter by 233 versus the September quarter and 448 versus the prior year's quarter, of which 250 pertained to the acquired operations in November 2011. The trend toward more clinically-advanced treatments continued during the quarter with an increase in the number of higher-revenue 3D and IMRT treatments.

        Facility gross profit increased $0.9 million, or 9.0% from $10.0 million to $10.9 million for the three months ended December 31, 2011 as compared to the three months ended September 30, 2011. Facility-level gross profit as a percentage of net patient service revenue decreased to 53.7% from 56.5%, primarily due to an increase in physician compensation, incremental depreciation expense relating to our continued growth and investment in Latin America, facility rent expense and expenses from the outsourcing of scans.

        The following table presents summaries of results of operations for the years ended December 31, 2011, 2012 and 2013. This information has been derived from the consolidated statements of operations and comprehensive loss included elsewhere in this prospectus.

	Year Ended December 31,
	2011		2012		2013
	(in thousands)
Revenues:
Net patient service revenue	$638,690	99.1%	$686,216	98.9%	$715,999	97.2%
Management fees	—	—	—	—	11,139	1.5
Other revenue	6,027	0.9	7,735	1.1	9,378	1.3

Total revenues	644,717	100.0	693,951	100.0	736,516	100.0
Expenses:
Salaries and benefits	326,782	50.7	372,656	53.7	409,352	55.6
Medical supplies	51,838	8.0	61,589	8.9	64,640	8.8
Facility rent expenses	33,375	5.2	39,802	5.7	45,565	6.2
Other operating expenses	33,992	5.3	38,988	5.6	45,629	6.2
General and administrative expenses	81,688	12.7	82,236	11.9	106,887	14.5
Depreciation and amortization	54,084	8.4	64,893	9.4	65,195	8.9
Provision for doubtful accounts	16,117	2.5	16,916	2.4	12,146	1.6
Interest expense, net	60,656	9.4	77,494	11.2	86,747	11.8
Electronic health records incentive income	—	—	(2,256)	(0.3)	(1,698)	(0.2)
Gain on the sale of an interest in a joint venture	—	—	—	—	(1,460)	(0.2)
Loss on sale leaseback transaction	—	—	—	—	313	—
Early extinguishment of debt	—	—	4,473	0.6	—	—
Fair value adjustment of earn-out liability and noncontrolling interests-redeemable	—	—	1,219	0.2	130	—
Impairment loss	360,639	55.9	81,021	11.7	—	—
Loss on investments	250	—	—	—	—	—
Gain on fair value adjustment of previously held equity investment	(234)	—	—	—	—	—
Loss on foreign currency transactions	106	—	339	—	1,283	0.2
Loss on foreign currency derivative contracts	672	0.1	1,165	0.2	467	0.1

Total expenses	1,019,965	158.2	840,535	121.2	835,196	113.5

Loss before income taxes	(375,248)	(58.2)	(146,584)	(21.2)	(98,680)	(13.5)
Income tax (benefit) expense	(25,365)	(3.9)	4,545	0.7	(20,432)	(2.8)

Net loss	(349,883)	(54.3)	(151,129)	(21.9)	(78,248)	(10.7)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	(3,558)	(0.6)	(3,079)	(0.4)	(1,966)	(0.3)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(353,441)	(54.8)%	$(154,208)	(22.3)%	$(80,214)	(11.0)%

Comparison of the Years Ended December 31, 2012 and 2013

Revenues

        Total revenues.    Total revenues increased by $42.5 million, or 6.1%, from $694.0 million in 2012 to $736.5 million in 2013. Total revenue was positively impacted by $59.4 million due to our expansion into new practices and treatments centers in existing local markets and new local markets during 2012 and 2013 through the acquisition of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina and Rhode Island and the acquisition of physician radiation practices in Arizona, California, Florida, Indiana, North Carolina and Mexico and the opening of two de novo centers and two hospital professional services arrangements transitioned to freestanding as follows:

Date	Sites	Location	Market	Type
February 2012	1	Asheville, North Carolina	Western North Carolina	Acquisition
March 2012	2	Broward County—Florida	Broward County—Florida	Transition from professional/other to freestanding
March 2012	1	Lakewood Ranch, Florida	Sarasota/Manatee Counties—Florida	Acquisition
August 2012	1	Latin America	International (Argentina)	De Novo
May 2013	3	Cape Coral/Ft. Myers/Bonita Springs—Florida	Lee County—Florida	Acquisition
May 2013	2	Naples, Florida	Collier County—Florida	Acquisition
June 2013	1	Casa Grande, Arizona	Central Arizona	Joint Venture Acquisition
July 2013	1	Latin America	International (Mexico)	Acquisition
September 2013	1	Latin America	International (Argentina)	De Novo (Hospital Campus)
October 2013	30	California/Indiana/Florida	California/Indiana/Florida	Acquisition—OnCure Freestanding
October 2013	3	Indiana	Indiana	Acquisition—OnCure professional/other
October 2013	1	Roanoke Rapids, North Carolina	Eastern North Carolina	Acquisition

        Revenue from CMS for the 2013 PQRI program decreased approximately $0.6 million and revenues in our existing local markets and practices decreased by approximately $16.3 million. The decrease in revenue in our existing local markets is predominately due to the reductions in RVUs for many of our treatment codes effective with the 2013 Physician Fee Schedule, one less treatment day and treatment declines for prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. The decrease was partially offset by increased managed care pricing and organic growth.

Expenses

        Salaries and benefits.    Salaries and benefits increased by $36.7 million, or 9.8%, from $372.7 million in 2012 to $409.4 million in 2013. Salaries and benefits as a percentage of total revenues increased from 53.7% in 2012 to 55.6% in 2013. Additional staffing of personnel and physicians due to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013 contributed $30.8 million to our salaries and benefits. In June 2012, we implemented a new equity-incentive plan, which provided stock compensation of $3.3 million in 2012 as compared to $0.6 million in 2013. For existing practices and centers within our local markets, salaries and benefits increased $8.6 million due to increased salaries related to our physician liaison program and the expansion of our senior management team offset by decreases in our compensation arrangements with certain radiation oncologists.

        Medical supplies.    Medical supplies increased by $3.0 million, or 5.0%, from $61.6 million in 2012 to $64.6 million in 2013. Medical supplies as a percentage of total revenues decreased from 8.9% in 2012 to 8.8% in 2013. Medical supplies consist of patient positioning devices, radioactive seed supplies, supplies used for other brachytherapy services, pharmaceuticals used in the delivery of radiation therapy treatments and chemotherapy-related drugs and other medical supplies. Approximately $4.5 million of the increase was related to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013. In our remaining practices and centers in existing local markets, medical supplies decreased by approximately $1.5 million as certain chemotherapy drugs are administered through hospital settings under physician practice arrangements. These pharmaceuticals and chemotherapy medical supplies are principally reimbursable by third-party payers.

        Facility rent expenses.    Facility rent expenses increased by $5.8 million, or 14.5%, from $39.8 million in 2012 to $45.6 million in 2013. Facility rent expenses as a percentage of total revenues increased from 5.7% in 2012 to 6.2% in 2013. Facility rent expenses consist of rent expense associated with our treatment center locations. Approximately $6.0 million of the increase was related to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013. In March 2012, we paid approximately $0.4 million to terminate a lease for our Beverly Hills, California office which we closed in March 2011. Facility rent expense in our remaining practices and centers in existing local markets increased by approximately $0.1 million.

        Other operating expenses.    Other operating expenses increased by $6.6 million, or 17.0%, from $39.0 million in 2012 to $45.6 million in 2013. Other operating expense as a percentage of total revenues increased from 5.6% in 2012 to 6.2% in 2013. Other operating expenses consist of repairs and maintenance of equipment, equipment rental and contract labor. Approximately $4.7 million of the increase was related to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013. Approximately $1.8 million relates to equipment rental expense relating to the equipment refinancing which closed in September 2012. In our remaining practices and centers in existing local markets, other operating expenses increased approximately $0.1 million.

        General and administrative expenses.    General and administrative expenses increased by $24.7 million, or 30%, from $82.2 million in 2012 to $106.9 million in 2013. General and administrative expenses principally consist of professional service fees, consulting, office supplies and expenses, insurance, marketing and travel costs. General and administrative expenses as a percentage of total revenues increased from 11.9% in 2012 to 14.5% in 2013. The net increase of $20.0 million in general and administrative expenses was due in part to an increase of approximately $7.9 million relating to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013. In addition, there was an increase of approximately $2.0 million related to expenses for consulting services for the CMS 2013/2014 fee schedule, $11.5 million in diligence costs relating to acquisitions and potential acquisitions of physician practices, $4.7 million relating to an estimated loss contingency reserve, $0.3 million in our rebranding initiatives to 21st Century Oncology trade name, offset by a decrease of approximately $1.0 million in litigation settlements with certain physicians and a decrease of approximately $0.7 million in our remaining practices and treatment centers in our existing local markets.
        Depreciation and amortization.    Depreciation and amortization increased by $0.3 million, or 0.5%, from $64.9 million in 2012 to $65.2 million in 2013. Depreciation and amortization expense as a percentage of total revenues decreased from 9.4% in 2012 to 8.9% in 2013. The change in depreciation and amortization was due to an increase of approximately $5.6 million relating to our development and expansion of several urology, medical oncology and surgery practices in Arizona, California, Florida, Nevada, New Jersey, New York, North Carolina, and Rhode Island as well as the acquisitions of treatment centers in existing and new local markets during the latter part of 2012 and 2013. A decrease of approximately $3.7 million in amortization of our trade name and a decrease of approximately $1.4 million predominately due to the refinancing of certain medical equipment leases with a financial institution in September 2012 classified as prepaid rent. In our remaining practices and centers in existing local markets, depreciation and amortization decreased approximately $0.2 million.

        Provision for doubtful accounts.    The provision for doubtful accounts decreased by $4.8 million, or 28.2%, from $16.9 million in 2012 to $12.1 million in 2013. The provision for doubtful accounts as a percentage of total revenues decreased from 2.4% in 2012 to 1.6% in 2013. We continued to reduce our provision for doubtful accounts as we made progress in improving the overall collection process, including centralization of the prior authorization process, with a standardization process supporting peer to peer justification of medical necessity, improvements in payment posting timeliness, electronic submission of documentation to Medicare carriers, Medicaid eligibility retro scrubbing of self-pay patients, automated insurance rebilling, focused escalation processes for claims in medical review with insurers, collector productivity and quality tracking and monitoring, and improved processes at the treatment centers to collect co-pay amounts at the time of service. These actions have resulted in improved collections and lower bad debt expense as a percentage of total revenues.

        Interest expense, net.    Interest expense increased by $9.3 million, or 11.9%, from $77.5 million in 2012 to $86.7 million in 2013. The increase is primarily attributable to an increase of approximately $11.8 million of interest as a result of the 8 7/8% senior secured second lien notes due 2017 (the "Secured Notes") issued by 21C in May 2012 of approximately $350.0 million, the refinancing of our senior secured credit facility in August 2013, the issuance of $75.0 million in senior secured notes in the OnCure transaction and additional capital lease financing. An increase in the amortization of deferred financing costs and original issue discount of approximately $0.6 million as a result of our refinancing of our senior credit facility in August 2013 and an increase of approximately $0.1 million of interest expense in our international markets, offset by a decrease in our interest rate swap expense of approximately $2.8 million and the write-off of loan costs of approximately $0.5 million in May 2012.

        Electronic health records incentive income.    The American Recovery and Reinvestment Act of 2009 provides for incentive payments for Medicare eligible professionals who are meaningful users of certified EHR technology. We account for EHR incentive payments utilizing the gain contingency model. Pursuant to the gain contingency model, we recognize EHR incentive payments when the specified meaningful use criteria have been satisfied, as all contingencies in estimating the amount of the incentive payments to be received are resolved. For the year ended December 31, 2013 and 2012, we recognized approximately $1.7 million and $2.3 million, respectively, of EHR revenues.

        Gain on the sale of an interest in a joint venture.    In June 2013, we sold our 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island in partnership with a hospital to provide stereotactic radio-surgery through the use of a cyberknife for approximately $1.5 million, and recorded a respective gain on the sale.

        Loss on sale leaseback transaction.    In December 2013, the Company entered into a sale leaseback transaction with two financial institutions. The sale leaseback transaction related to medical equipment. Proceeds from the sale were approximately $18.4 million. The Company recorded a loss on the sale leaseback transaction of approximately $0.3 million.

        Early extinguishment of debt.    We incurred approximately $4.5 million from the early extinguishment of debt as a result of the prepayment of the $265.4 million senior secured credit facility-Term Loan B and prepayment of $63.0 million senior secured credit facility-revolving credit portion, which included the write-offs of $3.7 million in deferred financing costs and $0.8 million in original issue discount costs.

        Fair value adjustment of earn-out liability.    On March 1, 2011, we purchased the remaining 67% interest in MDLLC from Bernardo Dosoretz as well as interests in the subsidiaries of MDLLC from Alejandro Dosoretz and Bernardo Dosoretz, resulting in an ownership interest of approximately 91% in the underlying radiation oncology practices located in South America, Central America, Mexico and the Caribbean. We also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A. from Bernardo Dosoretz, resulting in an ownership interest of 80%. The Company recorded an estimated contingent earn out payment totaling $2.3 million at the time of the closing of these acquisitions. The earn out payment, which is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due 18 months subsequent to the transaction closing, and is payable through Company financing and issuance of equity units. At December 31, 2012, we estimated the fair value of the contingent earn out liability and increased the liability due to the seller to approximately $3.4 million. We recorded the $1.0 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

        On November 4, 2011, we purchased an 80% interest in an operating entity, which operates one radiation treatment center in Argentina; an 80% interest in another operating entity, which operates three radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates one radiation treatment center in Argentina. In November 2012, we exercised our purchase option to purchase the remaining interest for approximately $1.4 million and recorded the adjustment of $0.2 million to the purchase option as an expense in the fair value adjustment of the noncontrolling interests-redeemable in the consolidated statements of operations and comprehensive loss.

        On October 25, 2013, we completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from our senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. The $7.5 million subject to escrow arrangements was recorded as an earn out payment contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, and is due and payable on December 31, 2015. At December 31, 2013, we estimated the fair value of the contingent earn out liability and increased the liability due to the holders to approximately $7.6 million. We recorded the $0.1 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

        Impairment loss.    During the third quarter of 2012, we completed an interim impairment test for goodwill and indefinite-lived intangible assets as a result of our review of growth expectations and the release of the final rule issued on the physician fee schedule for 2013 by CMS on November 1, 2012, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers as well as the changes in treatment patterns and volumes in prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. As a result, we recorded an impairment loss of approximately $69.9 million during the third quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Mid East United States (Northwest Florida, North Carolina, Southeast Alabama, South Carolina), Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), California, South West United States (Central Arizona and Las Vegas, Nevada), and Southwest Florida of approximately $69.8 million. In addition, during the third quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements of a planned radiation treatment facility office relocation in Monroe, Michigan in the Northeast U.S. region.

        During the fourth quarter of 2012, we completed our annual impairment test for goodwill and indefinite-lived intangible assets. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. As a result, we recorded an impairment loss of approximately $11.1 million during the fourth quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), and Southwest Florida of approximately $10.8 million. In addition, during the fourth quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements in the Delmarva Peninsula local market and approximately $0.2 million related to a consolidated joint venture in the Central Maryland local market.

        Loss on foreign currency derivative contracts.    We are exposed to a significant amount of foreign exchange risk, primarily between the U.S. dollar and the Argentine Peso. This exposure relates to the provision of radiation oncology services to patients at our Latin American operations and purchases of goods and services in foreign currencies. We maintain foreign currency derivative contracts which mature on a quarterly basis. In 2013 and 2012, the expiration of the December 31, 2013 foreign currency derivative contract and the mark to market valuation of the remaining contracts resulted in a loss of approximately $0.5 million and $1.2 million, respectively.

        Income taxes.    Our effective tax rate was 20.8% in fiscal 2013 and (3.1)% in fiscal 2012. The change in the effective rate in 2013 compared to the same period of the year prior is primarily due to the favorable effect of the OnCure purchase price adjustments on the valuation allowance booked against our net deferred tax assets. The fiscal year 2012 tax rate was also impacted by the income tax benefit associated with the termination of the interest rate swap in the first quarter and by the recording of a noncash impairment charge relating to goodwill in the U.S. domestic reporting segment of $80.7 million. As a result, on an absolute dollar basis, the expense for income taxes changed by $24.9 million from the income tax expense of $4.5 million in 2012 to an income tax benefit of $20.4 million in 2013.

        Our future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. We monitor the assumptions used in estimating the annual effective tax rate and make adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating our annual effective tax rates, future income tax expense (benefit) could be materially affected.

        In addition, we are periodically under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. We regularly assess the likelihood of adverse outcomes from these audits to determine the adequacy of our provision for income taxes. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, the effective tax rate could be materially affected.

        Net loss.    Net loss decreased by $72.9 million, from $151.1 million in net loss in 2012 to $78.2 million net loss in 2013. Net loss represents 21.9% of total revenues in 2012 and 10.7% of total revenues in 2013.

Comparison of the Years Ended December 31, 2011 and 2012

Revenues

        Total revenues.    Total revenues increased by $49.3 million, or 7.6%, from $644.7 million in 2011 to $694.0 million in 2012. Total revenue was positively impacted by $80.2 million due to our expansion into new practices and treatments centers in existing local markets and new local markets during 2011 and 2012 through the acquisition of several urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina, South Carolina, and the acquisition of physician radiation practices in California, Florida, North Carolina and the acquisition of 30 physician practices in Latin America, Central America and the Caribbean, the opening of two de novo centers and an outpatient radiation therapy management services agreement with a medical group to manage its radiation oncology treatment site and two hospital professional services arrangements transitioned to freestanding as follows:

Date	Sites	Location	Market	Type
March 2011	26	Latin America, Central America, Mexico and the Caribbean	International	Acquisition
June 2011	1	London, Kentucky	Central Kentucky	Professional/other groups
August 2011	1	Andalusia, Alabama	Southeastern Alabama	De Novo
August 2011	1	Redding, California	Northern California	Acquisition
September 2011	2	Broward County—Florida	Broward County—Florida	Professional/other groups
November 2011	4	Latin America	International	Acquisition
December 2011	2	Goldsboro and Sampson, North Carolina	Eastern North Carolina	Acquisition
February 2012	1	Asheville, North Carolina	Western North Carolina	Acquisition
March 2012	2	Broward County—Florida	Broward County—Florida	Transition from professional/other to freestanding
March 2012	1	Lakewood Ranch, Florida	Sarasota/Manatee Counties—Florida	Acquisition
August 2012	1	Latin America	International (Argentina)	De Novo

        Revenue from CMS for the 2012 PQRI program decreased approximately $1.3 million and revenues in our existing local markets and practices decreased by approximately $29.6 million, including a $5.2 million reduction relating to non-renewal of the capitated contracts in our Las Vegas, Nevada market. The decrease in revenue in our existing local markets is predominately due to the reductions in RVUs for many of our treatment codes effective with the 2012 Physician Fee Schedule and treatment declines for prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. The decrease was partially offset by increased managed care pricing and organic growth. We continue to see stable patient volumes for the period and our percentage increase in treatments per day at our freestanding centers on a same practice basis (excluding the impact of the termination of a capitated contract in Las Vegas, Nevada) was 2.0%.

Expenses

        Salaries and benefits.    Salaries and benefits increased by $45.9 million, or 14.0%, from $326.8 million in 2011 to $372.7 million in 2012. Salaries and benefits as a percentage of total revenues increased from 50.7% in 2011 to 53.7% in 2012. Additional staffing of personnel and physicians due to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011 contributed $44.3 million to our salaries and benefits. In June 2012, we implemented a new equity-incentive plan, which increased stock compensation by approximately $1.8 million. For existing practices and centers within our local markets, salaries and benefits decreased $0.2 million due to decreases in our compensation arrangements with certain radiation oncologists offset by increased salaries related to our physician liaison program and the expansion of our senior management team.

        Medical supplies.    Medical supplies increased by $9.8 million, or 18.8%, from $51.8 million in 2011 to $61.6 million in 2012. Medical supplies as a percentage of total revenues increased from 8.0% in 2011 to 8.9% in 2012. Medical supplies consist of chemotherapy-related drugs and other medical supplies, patient positioning devices, radioactive seed supplies, supplies used for other brachytherapy services, pharmaceuticals used in the delivery of radiation therapy treatments. Approximately $8.0 million of the increase was related to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011. In our remaining practices and centers in existing local markets, medical supplies increased by approximately $1.8 million as we continue to see stable patient volumes and treatment counts in our existing local markets. These pharmaceuticals and chemotherapy medical supplies are principally reimbursable by third-party payers.

        Facility rent expenses.    Facility rent expenses increased by $6.4 million, or 19.3%, from $33.4 million in 2011 to $39.8 million in 2012. Facility rent expenses as a percentage of total revenues increased from 5.2% in 2011 to 5.7% in 2012. Facility rent expenses consist of rent expense associated with our treatment center locations. Approximately $5.7 million of the increase was related to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011. In March 2012 we paid approximately $0.4 million to terminate a lease for our Beverly Hills, California office we closed in March 2011. Facility rent expense in our remaining practices and centers in existing local markets increased by approximately $0.3 million.

        Other operating expenses.    Other operating expenses increased by $5.0 million or 14.7%, from $34.0 million in 2011 to $39.0 million in 2012. Other operating expense as a percentage of total revenues increased from 5.3% in 2011 to 5.6% in 2012. Other operating expenses consist of repairs and maintenance of equipment, equipment rental and contract labor. Approximately $4.7 million of the increase was related to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011, and an increase of approximately $0.3 million in our remaining practices and centers in existing local markets.

        General and administrative expenses.    General and administrative expenses increased by $0.5 million or 0.7%, from $81.7 million in 2011 to $82.2 million in 2012. General and administrative expenses principally consist of professional service fees, office supplies and expenses, insurance and travel costs. General and administrative expenses as a percentage of total revenues decreased from 12.7% in 2011 to 11.9% in 2012. The increase of $0.5 million in general and administrative expenses was due to an increase of approximately $6.3 million relating to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011. In addition there was an increase of approximately $0.8 million related to expenses for consulting services for the CMS 2013 preliminary Physician Fee Schedule, an increase of approximately $0.9 million in litigation settlements with certain physicians, offset by a decrease of approximately $2.4 million in diligence costs relating to acquisitions and potential acquisitions of physician practices, a decrease of approximately $0.3 million associated with improvements in our income tax provision process and a decrease of approximately $4.8 million in our remaining practices and treatments centers in our existing local markets.

        Depreciation and amortization.    Depreciation and amortization increased by $10.8 million, or 20.0%, from $54.1 million in 2011 to $64.9 million in 2012. Depreciation and amortization expense as a percentage of total revenues increased from 8.4% in 2011 to 9.4% in 2012. The increase of $10.8 million in depreciation and amortization was due to an increase of approximately $4.9 million relating to our development and expansion in urology, medical oncology and surgery practices in Arizona, California, Florida, North Carolina and South Carolina, the acquisitions of treatment centers in existing local markets during the latter part of 2011 and 2012, and the expansion into a new region internationally in 2011. An increase in capital expenditures related to our investment in advanced radiation treatment technologies increased our depreciation and amortization by approximately $3.3 million and $2.8 million increase due to the amortization of our trade name offset by a decrease of approximately $0.2 million predominately due to the expiration of certain non-compete agreements.

        Provision for doubtful accounts.    The provision for doubtful accounts increased by $0.8 million, or 5.0%, from $16.1 million in 2011 to $16.9 million in 2012. The provision for doubtful accounts as a percentage of total revenues decreased from 2.5% in 2011 to 2.4% in 2012. In 2012 we reduced our provision for doubtful accounts as we made progress in improving the overall collection process, including centralization of the prior authorization process, with standardization process supporting peer to peer justification of medical necessity, improvements in payment posting timeliness, electronic submission of documentation to Medicare carriers, Medicaid eligibility retro scrubbing of self-pay patients, automated insurance rebilling, focused escalation process for claims in Medical Review with insurers, collector productivity and quality tracking and monitoring, and improved processes at the treatment centers to collect co-pay amounts at the time of service. These actions have resulted in improved collections and lower bad debt expense as a percentage of total revenues in 2012.

        Interest expense, net.    Interest expense, increased by $16.8 million, or 27.8%, from $60.7 million in 2011 to $77.5 million in 2012. The increase is primarily attributable to an increase of approximately $14.7 million of interest as a result of the additional 9 7/8% senior subordinated notes due 2017 (the "Subordinated Notes") issued in March 2011 of approximately $50.0 million, the issuance of the Secured Notes in May 2012 of approximately $350.0 million and additional capital lease financing and the additional amortization of deferred financing costs and original issue discount costs of approximately $0.9 million related thereto, the write-off of loan costs of approximately $0.5 million and approximately $1.1 million of interest related to international debt, offset by a decrease in our interest rate swap expense of approximately $0.4 million.

        Electronic health records incentive income.    The American Recovery and Reinvestment Act of 2009 provides for incentive payments for Medicare eligible professionals who are meaningful users of certified EHR technology. We account for EHR incentive payments utilizing the gain contingency model. Pursuant to the gain contingency model, we recognize EHR incentive payments when the specified meaningful use criteria have been satisfied, as all contingencies in estimating the amount of the incentive payments to be received are resolved. For the year ended December 31, 2012 we recognized approximately $2.3 million of EHR revenues.

        Early extinguishment of debt.    We incurred approximately $4.5 million from the early extinguishment of debt as a result of the prepayment of the $265.4 million in senior secured credit facility—Term Loan B and prepayment of $63.0 million in senior secured credit facility—revolving credit portion, which included the write-offs of $3.7 million in deferred financing costs and $0.8 million in original issue discount costs.

        Fair value adjustment of earn-out liability and noncontrolling interests-redeemable.    On March 1, 2011, we purchased the remaining 67% interest in MDLLC from Bernardo Dosoretz as well as interests in the subsidiaries of MDLLC from Alejandro Dosoretz and Bernardo Dosoretz, resulting in an ownership interest of approximately 91% in the underlying radiation oncology practices located in South America, Central America, Mexico and the Caribbean. We also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A. from Bernardo Dosoretz, resulting in an ownership interest of 80%. The Company recorded an estimated contingent earn out payment totaling $2.3 million at the time of the closing of these acquisitions. The earn out payment, which is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due 18 months subsequent to the transaction closing, and is payable through Company financing and issuance of equity units. At December 31, 2012, we estimated the fair value of the contingent earn out liability and increased the liability due to the seller to approximately $3.4 million. We recorded the $1.0 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

        On November 4, 2011, we purchased an 80% interest in an operating entity, which operates one radiation treatment center in Argentina; an 80% interest in another operating entity, which operates three radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates one radiation treatment center in Argentina. In November 2012, we exercised our purchase option to purchase the remaining interest for approximately $1.4 million and recorded the adjustment of $0.2 million to the purchase option as an expense in the fair value adjustment of the noncontrolling interests-redeemable in the consolidated statements of operations and comprehensive loss.

        Impairment loss.    During the third quarter of 2012, we completed an interim impairment test for goodwill and indefinite-lived intangible assets as a result of our review of growth expectations and the release of the final rule issued on the Physician Fee Schedule for 2013 by CMS on November 1, 2012, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers as well as the changes in treatment patterns and volumes in prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. As a result, we recorded an impairment loss of approximately $69.9 million during the third quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Mid East United States (Northwest Florida, North Carolina, Southeast Alabama, South Carolina), Central Southeast United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), California, Southwest United States (Central Arizona and Las Vegas, Nevada), and Southwest Florida of approximately $69.8 million. In addition, during the third quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements of a planned radiation treatment facility office relocation in Monroe, Michigan in the Northeast U.S. region.

        During the fourth quarter of 2012, we completed our annual impairment test for goodwill and indefinite-lived intangible assets. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. As a result, we recorded an impairment loss of approximately $11.1 million during the fourth quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Central Southeast United States (Delmarva Peninsula, Central Maryland, Central Kentucky,

South New Jersey), and Southwest Florida of approximately $10.8 million. In addition, during the fourth quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements in the Delmarva Peninsula local market and approximately $0.2 million related to a consolidated joint venture in the Central Maryland local market.

        During the third quarter of 2011, we completed an interim impairment test for goodwill and indefinite-lived intangible assets as a result of our review of growth expectations and the release of the final rule issued on the Physician Fee Schedule for 2012 by CMS on November 1, 2011, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. As a result, we incurred an impairment loss of approximately $237.6 million in 2011 primarily relating to goodwill and trade name impairment in certain of our reporting units, including Northeast United States (New York, Rhode Island, Massachusetts and Southeast Michigan), California, Southwest United States (Arizona and Nevada), the Florida east coast, Northwest Florida and Southwest Florida of approximately $234.9 million and an impairment loss incurred of approximately $2.7 million in 2011 related to our write-off of our 45% investment interest in a radio-surgery center in Rhode Island due to continued operating losses since its inception in 2008.

        During the fourth quarter of 2011, we decided to brand our current trade name of 21st Century Oncology. As a result of the branding initiative and concurrent with our annual impairment test for goodwill and indefinite-lived intangible assets, we incurred an impairment loss of approximately $121.6 million. Approximately $49.8 million of the $121.6 million related to the trade name impairment as a result of our branding initiative. The remaining $71.8 million of impairment related to goodwill in certain of our reporting units, including Northeast United States (New York, Rhode Island, Massachusetts and Southeast Michigan), California and Southwest United States (Arizona and Nevada). The remaining U.S. trade name of approximately $4.6 million will be amortized over its remaining useful life through December 31, 2012. We incurred approximately $0.9 million in amortization expense during the fourth quarter. In addition, we impaired certain deposits on equipment of approximately $0.7 million and $0.8 million in leasehold improvements relating to a planned radiation treatment facility office closing in Baltimore, Maryland.

        Loss on investments.    During the fourth quarter of 2011, we incurred a loss on our 50% investment in an unconsolidated joint venture in a freestanding radiation facility in West Palm Beach, Florida of approximately $0.5 million. The loss on our investment in the joint venture was offset by a gain on the sale of an investment in a primary care physician practice of approximately $0.3 million. Proceeds from the sale of the investment was approximately $1.0 million.

        Gain on fair value adjustment of previously held equity investment.    As result of the acquisition of MDLLC, in which we acquired an effective ownership interest of approximately 91.0% on March 1, 2011, we recorded a gain of approximately $0.2 million to adjust our initial investment in the joint venture to fair value.

        Loss on foreign currency derivative contracts.    We are exposed to a significant amount of foreign exchange risk, primarily between the U.S. dollar and the Argentine Peso. This exposure relates to the provision of radiation oncology services to patients at our Latin American operations and purchases of goods and services in foreign currencies. We maintain four foreign currency derivative contracts which mature on a quarterly basis. In 2011 and 2012, the expiration of the December 28, 2012 foreign currency derivative contract and the mark to market valuation of the remaining contracts resulted in a loss of approximately $0.7 million and $1.2 million, respectively.

        Income taxes.    Our effective tax rate was 6.8% in fiscal 2011 and (3.1)% in fiscal 2012. The change in the effective rate in 2012 compared to the same period of the year prior is primarily the result of the reduction of the deferred tax liability on the amount of goodwill and trade name impaired in the third quarter of 2011, the 2012 benefit related to the termination of the interest rate swap, the 2012 accrual of

U.S. Federal penalties and interest proposed by the U.S. Internal Revenue Service (the "IRS") related to the 2007-2008 examination, the 2011 benefit for the release of certain state reserves, our application of ASC 740-270 to exclude certain jurisdictions (United States and certain states) for which we are unable to benefit from losses that are not more likely than not to be realized and the mix of earnings and tax rates across various tax jurisdictions. As a result, on an absolute dollar basis, the expense for income taxes changed by $29.9 million from the income tax benefit of $25.4 million in 2011 to an income tax expense of $4.5 million in 2012.

        Our future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. We monitor the assumptions used in estimating the annual effective tax rate and make adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating our annual effective tax rates, future income tax expense (benefit) could be materially affected.

        In addition, we are periodically under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. We regularly assess the likelihood of adverse outcomes from these audits to determine the adequacy of our provision for income taxes. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of such accruals, the effective tax rate could be materially affected.

        Net loss.    Net loss decreased by $198.8 million, from $349.9 million in net loss in 2011 to $151.1 million net loss in 2012. Net loss represents 54.3% of total revenues in 2011 and 21.9% of total revenues in 2012.

Seasonality and Quarterly Fluctuations

        Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to fluctuate. Many of the patients of our Florida treatment centers are part-time residents in Florida during the winter months. Hence, these treatment centers have historically experienced higher utilization rates during the winter months than during the remainder of the year. In addition, volume is typically lower in the summer months due to traditional vacation periods. As of December 31, 2013, 45 of our 130 U.S. radiation treatment centers were located in Florida.

Liquidity and Capital Resources

        We are highly leveraged. As of December 31, 2013, we had $1.0 billion of long-term debt and other long-term liabilities outstanding. Over the next year, the interest and principal payments due under our various debt agreements are approximately $95.3 million and $17.5 million, respectively. As of December 31, 2013, we have $45.7 million, available on our revolving credit facility.

        Our high level of debt could have adverse effects on our business and financial condition. Specifically, our high level of debt could have important consequences, including the following:

  •
  making it more difficult for us to satisfy our obligations with respect to our debt;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

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  increasing our vulnerability to general adverse economic and industry conditions;

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  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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  placing us at a disadvantage compared to other, less leveraged competitors; and

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  increasing our cost of borrowing.

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  Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets.

        We have several initiatives designed to increase revenue and profitability through strategic acquisitions, improvements in commercial payer contracting, development and expansion of the integrated cancer care model, and realignment of physician compensation arrangements.

        Although we are significantly leveraged, we expect that the current cash balances, liquidity from our revolver, and cash generated from operations will be sufficient to meet working capital, capital expenditure, debt service, and other cash needs for the next year; however, there can be no assurances that we will be able to generate sufficient cash flows to fund our operations and service our debt for the next year.

        Our principal capital requirements are for working capital, acquisitions, medical equipment replacement and expansion and de novo treatment center development. Working capital and medical equipment are funded through cash from operations, supplemented, as needed, by lease lines of credit. Borrowings under these lease lines of credit are recorded on our balance sheets. The construction of de novo treatment centers is funded directly by third parties and then leased to us. We finance our operations, capital expenditures and acquisitions through a combination of borrowings and cash generated from operations.

Cash Flows From Operating Activities

        Net cash provided by operating activities for the years ended December 31, 2011 and 2012 was $44.8 million and $16.1 million, respectively. Net cash used in operating activities for the year ended December 31, 2013 was $11.6 million.

        Net cash used in operating activities decreased by $27.7 million from $16.1 million in cash provided by operating activities in 2012 to $11.6 million in cash used in operating activities in 2013 predominately due to a decrease in cash flow due to the reductions in RVUs for many of our treatment codes effective with the 2013 physician fee schedule and increased interest costs. On May 10, 2012, we issued $350.0 million in aggregate principal amount of our Secured Notes. We used the proceeds to repay our existing senior secured revolving credit facility and the Term Loan B portion of our senior secured credit facilities, which were prepaid in their entirety, cancelled and replaced with the new Revolving Credit Facility, and to pay related fees and expenses. We continue to see improvements in our cash collections from our accounts receivable with our days sales outstanding improving from 34 days to 31 days.

        Cash at December 31, 2013 held by our foreign subsidiaries was $3.6 million. We consider these cash flows to be permanently invested in our foreign subsidiaries and therefore do not anticipate repatriating any excess cash flows to the United States. We anticipate that we can adequately fund our domestic operations from cash flows generated solely from our U.S. business. We believe that the magnitude of our growth opportunities outside of the United States will cause us to continuously reinvest foreign earnings. We do not require access to the earnings and cash flow of our international subsidiaries to fund our U.S. operations.

        Net cash provided by operating activities decreased by $28.7 million from $44.8 million in 2011 to $16.1 million in 2012 predominately due to increased interest costs. In March 2011, we issued $50.0 million in Subordinated Notes and $16.25 million Subordinated Notes due to the seller in the MDLLC transaction. In 2012 and 2011, we wrote-off approximately $81.0 million and $360.6 million, respectively, in goodwill, trade name and other investments as a result of our interim testing of our goodwill and indefinite-lived intangible assets. We continue to see improvements in our cash collections from our accounts receivable with our days sales outstanding improving from 39 days to 34 days.

        Cash at December 31, 2012 held by our foreign operating subsidiaries was $4.6 million. We consider these cash flows to be permanently invested in our foreign operating subsidiaries and therefore do not anticipate repatriating any excess cash flows to the United States. We anticipate we can adequately fund our U.S. operations from cash flows generated solely from our U.S. business. Of the $4.6 million of cash held by our foreign operating subsidiaries at December 31, 2012, $0.4 million is held in U.S. dollars, $0.4 million of which is held at banks in the United States, with the remaining held in foreign currencies in foreign banks. We believe that the magnitude of our growth opportunities outside of the United States will cause us to continuously reinvest foreign earnings. We do not require access to the earnings and cash flow of our international subsidiaries to fund our U.S. operations.

Cash Flows From Investing Activities

        Net cash used in investing activities for 2011, 2012 and 2013 was $96.8 million, $57.3 million and $118.0 million, respectively.

        Net cash used in investing activities increased by $60.7 million from $57.3 million in 2012 to $118.0 million in 2013. In 2013, net cash used in investing activities was impacted by approximately $0.8 million in cash paid for the assets of several physician practices in Arizona, New Jersey and North Carolina, and approximately $17.7 million in cash paid for the assets of five radiation oncology practices and a urology group located in Lee and Collier Counties in Southwest Florida in May 2013. In June 2013, we contributed our Casa Grande, Arizona radiation physician practice and approximately $5.0 million to purchase a 55.0% interest in a joint venture. In June 2013, we entered into a "stalking horse" investment agreement to acquire OnCure upon effectiveness of its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for approximately $125.0 million, (excluding capital leases, working capital and other adjustments). The purchase price included $42.5 million in cash and up to $82.5 million in assumed debt ($7.5 million of assumed debt will be released assuming certain OnCure centers achieve a minimum level of EBITDA). We funded an initial deposit of approximately $5.0 million into an escrow account subject to the working capital adjustments.

        On October 25, 2013, we completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from our senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

        In 2013, net cash used in investing activities was impacted by approximately $0.5 million in contribution of capital to an unconsolidated joint venture. In June 2013, we sold our 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island for approximately $1.5 million. In July 2013, we purchased the remaining 38.0% interest in a joint venture radiation facility located in Woonsocket, Rhode Island from a hospital partner for approximately $1.5 million. In July 2013, we purchased a company which operates a radiation treatment center in Tijuana, Mexico for approximately $1.6 million. In October 2013, we purchase a radiation therapy treatment center in Roanoke Rapids, North Carolina for approximately $2.2 million. During 2013, we entered into foreign exchange option contracts expiring in March 2014 to convert a significant portion of our forecasted foreign currency denominated net income into U.S. dollars to limit the adverse impact of a weakening Argentine Peso against the U.S. dollar. The cost of the option contracts, was approximately $0.2 million.

        Net cash used in investing activities decreased by $39.5 million from $96.8 million in 2011 to $57.3 million in 2012. In 2012, net cash used in investing activities was impacted by approximately $0.9 million in cash paid for the assets of a radiation oncology practice and a medical oncology group located in Asheville, North Carolina in February 2012 and approximately $21.9 million in cash paid for the assets of a radiation oncology practice and two urology groups located in Sarasota/Manatee Counties in Southwest Florida in March 2012 and the purchase of affiliated integrated cancer care physician practices of approximately $1.7 million. In April 2012, we acquired certain assets utilized in one of the radiation treatment centers acquired in December 2011 located in North Carolina, which operates two radiation treatment centers, for approximately $0.4 million. In December 2012, we purchased the remaining 50% interest in an unconsolidated joint venture which operates a freestanding radiation treatment center in West Palm Beach, Florida for approximately $1.0 million. On November 4, 2011, we purchased an 80% interest in an operating entity, which operates one radiation treatment center in Argentina; an 80% interest in another operating entity, which operates three radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates one radiation treatment center in Argentina. In November 2012, we exercised our purchase option to purchase the remaining interest for approximately $1.4 million. During 2012, we entered into foreign exchange option contracts expiring December 2013 to convert a significant portion of our forecasted foreign currency denominated net income into U.S. dollars to limit the adverse impact of a weakening Argentine Peso against the U.S. dollar. The cost of the option contracts was approximately $0.7 million. Purchases of property and equipment decreased by $5.9 million from $36.6 million in 2011 to $30.7 million in 2012, as we continue to manage our capital expenditures.

        Historically, our capital expenditures have been primarily for equipment, leasehold improvements and information technology equipment. Total capital expenditures, inclusive of amounts financed through capital lease arrangements, outstanding accounts payable relating to the acceptance and delivery of medical equipment and exclusive of the purchase of radiation treatment centers, were $41.3 million, $38.0 million and $43.8 million in 2011, 2012 and 2013, respectively. Historically, we have funded our capital expenditures with cash flows from operations, borrowings under our senior secured credit facilities and borrowings under lease lines of credit.

Cash Flows From Financing Activities

        Net cash provided by financing activities for 2011, 2012 and 2013 was $48.2 million, $46.4 million and $131.6 million, respectively.

        On October 25, 2013, we completed the acquisition of OnCure. The transaction included the issuance of $82.5 million in OnCure Notes, which accrue interest at a rate of 11.75% per annum and mature on January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. Interest is payable on the Secured Notes on each January 15 and July 15, commencing July 15, 2014.

        On August 28, 2013, we entered into an Amendment Agreement (the "Amendment Agreement") to the credit agreement among us, 21C, the institutions from time to time party thereto as lenders, the Administrative Agent named therein and the other agents and arrangers named therein, dated as of May 10, 2012 (the "Original Credit Agreement" and, as amended and restated by the Amendment Agreement, the "Credit Agreement"). Pursuant to the terms of the Amendment Agreement, the amendments to the Original Credit Agreement became effective on August 29, 2013.

        The Credit Agreement provides for credit facilities consisting of the Term Facility and the Revolving Credit Facility. The Term Facility and the Revolving Credit Facility each have a maturity date of October 15, 2016.

        As a result of the Amendment Agreement, the proceeds of $87.75 million (net of original issue discount of $2.25 million) from the term loan facility was used to pay down approximately $62.5 million in revolver loans and accrued interest and fees of approximately $0.4 million. We incurred approximately $1.4 million in transaction fees and expenses, including legal, accounting and other fees and expenses in connection with the amendment agreement.

        We had partnership distributions from non-controlling interests of approximately $3.9 million and $2.2 million in 2012 and 2013, respectively.

        On May 10, 2012, we completed an offering of $350.0 million in aggregate principal amount of Secured Notes, with an original issue discount of $1.7 million. The proceeds of $348.3 million was used to prepay and cancel $265.4 million in senior secured credit facility—Term Loan B, prepayment of $63.0 million in senior secured credit facility—revolving credit portion and payment of accrued interest and fees of approximately $0.8 million. In addition, we paid approximately $14.4 million of loan costs relating to transaction fees and expenses incurred in connection with the issuance of the Secured Notes and a new credit facility. The remaining net proceeds were used for general corporate purposes.

        On March 1, 2011, we issued $50 million of Subordinated Notes pursuant to a Commitment Letter from DDJ Capital Management, LLC. The proceeds of $48.5 million were used (i) to fund the MDLLC acquisition and (ii) to fund transaction costs associated with the MDLLC acquisition. We incurred approximately $1.6 million in transaction fees and expenses, including legal, accounting and other fees and expenses in connection with the new notes, and an initial purchasers' discount of $0.6 million. On April 1, 2011, we received approximately $6.7 million in capital lease financing from a financial institution to fund previously purchased medical equipment. The terms of the capital lease financing are for five years at an average interest rate of approximately 8%. We also had partnership distributions from non-controlling interests of approximately $4.4 million and $3.9 million in 2011 and 2012, respectively.

        In November 2011, we registered approximately $16.25 million in Subordinated Notes and incurred approximately $0.2 million in transaction fees and expenses, including legal, accounting and other fees and expenses.

Senior Subordinated Notes

        On April 20, 2010, we consummated a debt offering in an aggregate principal amount of $310.0 million of Subordinated Notes, and repaid our existing $175.0 million in aggregate principal amount 13.5% senior subordinated notes due 2015, including accrued and unpaid interest of approximately $6.4 million and the call premium of approximately $5.3 million. The remaining proceeds from the offering were used to pay down $74.8 million of the Term Loan B and $10.0 million of our credit facility. A portion of the proceeds was placed in a restricted account pending application to finance certain acquisitions, including the acquisitions of a radiation treatment center and physician practices in South Carolina, which were consummated on May 3, 2010. We incurred approximately $11.9 million in transaction fees and expenses, including legal, accounting and other fees and expenses in connection with the offering, including the initial purchasers' discount of $1.9 million.

        In April 2010, we incurred approximately $10.9 million in early extinguishment of debt as a result of the prepayment of the $175.0 million in senior subordinated notes due 2015, which included the call premium payment of approximately $5.3 million, the write-offs of $2.5 million in deferred financing costs and $3.1 million in original issue discount costs.

        On April 22, 2010, affiliates of certain of the initial purchasers of the $310.0 million in aggregate principal amount Subordinated Notes, as lenders under our senior secured credit facility, provided an additional $15.0 million of commitments to the revolving credit portion of our senior secured credit facility increasing the available commitment from $60.0 million to $75.0 million. We paid $2.0 million to Vestar Capital Partners V, L.P. for additional transaction advisory services in respect to the incremental amendments to our existing senior secured credit facility, the additional $15.0 million of commitments to the revolver portion, and the complete refinancing of the senior subordinated notes due 2015.

        On March 1, 2011, we issued $50 million of Subordinated Notes pursuant to a Commitment Letter from DDJ Capital Management, LLC. The proceeds of $48.5 million were used (i) to fund the MDLLC acquisition and (ii) to fund transaction costs associated with the MDLLC acquisition. We incurred approximately $1.6 million in transaction fees and expenses, including legal, accounting and other fees and expenses in connection with the new notes, and an initial purchasers' discount of $0.6 million.

        In August 2011, we entered into a lease line of credit with a financial institution for the purpose of obtaining financing for medical equipment purchases in the commitment amount of $12.5 million. The commitment, subject to various restrictions, is scheduled to be available through November 2011. We had utilized approximately $8.7 million under the lease line of credit.

Senior Secured Second Lien Notes

        On May 10, 2012, we issued $350.0 million in aggregate principal amount of Secured Notes.

        The Secured Notes were issued pursuant to an indenture, dated May 10, 2012 (the "Secured Notes Indenture"), the Company, the guarantors signatory thereto and Wilmington Trust, National Association, governing the Secured Notes. The Secured Notes are senior secured second lien obligations of the Company and are guaranteed on a senior secured second lien basis by the Company, and each of our U.S. subsidiaries to the extent such guarantor is a guarantor of the Company's obligations under the Credit Facilities.

        Interest is payable on the Secured Notes on each May 15 and November 15, commencing November 15, 2012. We may redeem some or all of the Secured Notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount of the Secured Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after May 15, 2014, we may redeem some or all of the Secured Notes at redemption prices set forth in the Secured Notes Indenture. In addition, at any time prior to May 15, 2014, we may redeem up to 35% of the aggregate principal amount of the Secured Notes, at a specified redemption price with the net cash proceeds of certain equity offerings.

        The Secured Notes Indenture contains covenants that, among other things, restrict the ability for us, and certain of our subsidiaries to incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Secured Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if the Company sells assets or experiences certain changes of control, it must offer to purchase the Secured Notes.

        We used the proceeds to repay our existing senior secured credit facility and the Term Loan B portion of our senior secured credit facilities, which were prepaid in their entirety, cancelled and replaced with a new credit facility, and to pay related fees and expenses. Any remaining net proceeds will be used for general corporate purposes.

OnCure Notes

        On October 25, 2013, we completed the acquisition of OnCure. The transaction included the issuance of $82.5 million in senior secured OnCure Notes, which accrue interest at a rate of 11.75% per annum and mature on January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. The OnCure Notes were issued pursuant to an Amended and Restated Indenture, with OnCure, as issuer, the subsidiaries of OnCure named therein, as guarantors, the Company, 21C and the subsidiaries of the Company and 21C named therein, as guarantors, and Wilmington Trust, National Association, as trustee and collateral agent. The OnCure Notes are senior secured obligations of OnCure and certain of its subsidiaries that guarantee the OnCure Notes and senior unsecured obligations of the Company and its subsidiaries that guarantee the OnCure Notes.

        The indenture governing the OnCure Notes contains covenants that, among other things, restrict the ability of OnCure, certain of its subsidiaries, the Company, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the OnCure Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if OnCure or the Company sell assets or experience certain changes of control, they must offer to purchase the OnCure Notes.

Amended and Restated Credit Agreement

        On May 10, 2012, we entered into the Original Credit Agreement, which we subsequently amended by entering into the Amendment Agreement on August 28, 2013. Pursuant to the terms of the Amendment Agreement the amendments to the Original Credit Agreement became effective on August 29, 2013 (as amended and restated, the "Credit Agreement").

        The Credit Agreement provides for the Credit Facilities consisting of the Term Facility and the Revolving Credit Facility. The Term Facility and the Revolving Credit Facility each have a maturity date of October 15, 2016.

        Loans under the Revolving Credit Facility and the Term Facility are subject to the following interest rates:

          (a)   for loans which are Eurodollar loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such interest period commencing on the first day of such interest period appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 1.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 6.50% per annum for loans under the Term Facility; and

          (b)   for loans which are base rate loans, at a rate per annum equal to (i) a floating index rate per annum equal to the greatest of (A) the Administrative Agent's prime lending rate at such time, (B) the overnight federal funds rate at such time plus 1/2 of 1%, and (C) the Eurodollar Rate for a Eurodollar loan with a one-month interest period commencing on such day plus 1.00% (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 2.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 5.50% per annum for loans under the Term Facility.

        We will pay certain recurring fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit and (iii) administration fees.

        The Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) for us and certain of our subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; engage in mergers or other fundamental changes; sell certain property or assets; pay dividends of other distributions; consummate acquisitions; make investments, loans and advances; prepay certain indebtedness, change the nature of their business; engage in certain transactions with affiliates; and incur restrictions on the ability of our subsidiaries to make distributions, advances and asset transfers. In addition, as of the last business day of each month, we will be required to maintain a certain minimum amount of unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility of not less than $15.0 million.

        The Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made;

failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations under the Credit Facilities are guaranteed by us and certain of our direct and indirect wholly owned U.S. subsidiaries.

        The Credit Facilities and certain interest rate protection and other hedging arrangements provided by lenders under the Credit Facilities or its affiliates are secured on a first priority basis by security interests in substantially all of the Company's and each guarantor's tangible and intangible assets (subject to certain exceptions).

        The Revolving Credit Facility requires that we comply with certain financial covenants, including:

	Requirement at December 31, 2013	Level at December 31, 2013
Minimum permitted unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility	>$15.0 million	$57.7 million

        The Revolving Credit Facility also requires that we comply with various other covenants, including, but not limited to, restrictions on new indebtedness, asset sales, capital expenditures, acquisitions and dividends, with which we were in compliance as of December 31, 2013.

        On April 15, 2014, we obtained a waiver of borrowing conditions due to a default of not providing audited financial statements for the year ended December 31, 2013 within 90 days after year end. We paid the administrative agent for the account of the Revolving Lenders a fee equal to 0.125% of such Lender's aggregate Commitments. The Senior Revolving Credit Facility provides for a 30 day cure period for the filing of the audited annual financial statements. The default was cured with the provision of the audited financial statements to the administrative agent on April 30, 2014.

        We believe available borrowings under our credit facilities, together with our cash flows from operations, will be sufficient to fund our currently anticipated operating requirements. To the extent available borrowings and cash flows from operations are insufficient to fund future requirements, we may be required to seek additional financing through additional increases in our Credit Facilities, negotiate additional credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase our senior secured credit facilities, secure additional bank borrowings or lease line of credit or complete additional debt or equity financings on terms favorable to us or at all. Our ability to meet our funding needs could be adversely affected if we experience a decline in our results of operations, or if we violate the covenants and other restrictions to which we are subject under our senior secured credit facilities.

Finance Obligation

        We lease certain of our treatment centers (each, a "facility" and, collectively, the "facilities") and other properties from partnerships that are majority-owned by related parties (each, a "related party lessor" and, collectively, the "related party lessors"). See "Certain Relationships and Related Party Transactions." The related party lessors construct the facilities in accordance with our plans and specifications and subsequently lease these facilities to us. Due to the related party relationship, we are considered the owner of these facilities during the construction period pursuant to the provisions of ASC 840-40, "Sale-Leaseback Transactions" ("ASC 840-40"). In accordance with ASC 840-40, we record a construction in progress asset for these facilities with a corresponding finance obligation during the construction period. These related parties guarantee the debt of the related party lessors, which is considered to be "continuing involvement" pursuant to ASC 840-40. Accordingly, these leases did not qualify as a normal sale-leaseback at the time that construction was completed and these facilities were leased to us. As a result, the costs to construct the facilities and the related finance obligation are recorded on our consolidated balance sheets after construction was completed. The construction costs are included in "Real Estate Subject to Finance Obligation" in the consolidated balance sheets and the accompanying notes, included in this prospectus. The finance obligation is amortized over the lease during the construction period term based on the payments designated in the lease agreements.

Billing and Collections

        Our billing system in the United States utilizes a fee schedule for billing patients, third-party payers and government sponsored programs, including Medicare and Medicaid. Fees billed to government sponsored programs, including Medicare and Medicaid, and fees billed to contracted payers and self-pay patients (not covered under other third party payer arrangements) are automatically adjusted to the allowable payment amount at time of billing. In 2009, we updated our billing system to include fee schedules on approximately 98% of all payers and developed a blended rate allowable amount on the remaining payers. As a result of this change in 2009, fees billed to all payers are automatically adjusted to the allowable payment at time of billing.

        Insurance information is requested from all patients either at the time the first appointment is scheduled or at the time of service. A copy of the insurance card is scanned into our system at the time of service so that it is readily available to staff during the collection process. Patient demographic information is collected for both our clinical and billing systems.

        It is our policy to collect co-payments from the patient at the time of service. Insurance benefit information is obtained and the patient is informed of their deductible and co-payment responsibility prior to the commencement of treatment.

        Charges are posted to the billing system by coders in our offices or in our central billing office. After charges are posted, edits are performed, any necessary corrections are made and billing forms are generated, then sent electronically to our clearinghouse whenever electronic submission is possible. Any bills not able to be processed through the clearinghouse are printed and mailed from our print mail service. Statements are automatically generated from our billing system and mailed to the patient on a regular basis for any amounts still outstanding from the patient. Daily, weekly and monthly accounts receivable analysis reports are utilized by staff and management to prioritize accounts for collection purposes, as well as to identify trends and issues. Strategies to respond proactively to these issues are developed at weekly and monthly team meetings. Our write-off process requires manual review and our process for collecting accounts receivable is dependent on the type of payer as set forth below.

Medicare, Medicaid and Commercial Payer Balances

        Our central billing office staff expedites the payment process from insurance companies and other payers via electronic inquiries, phone calls and automated letters to ensure timely payment. Our billing system generates standard aging reports by date of billing in increments of 30 day intervals. The collection team utilizes these reports to assess and determine the payers requiring additional focus and collection efforts. Our accounts receivable exposure on Medicare, Medicaid and commercial payer balances are largely limited to denials and other unusual adjustments. Our exposure to bad debts on balances relating to these types of payers over the years has been insignificant.

        In the event of denial of payment, we follow the payer's standard appeals process, both to secure payment and to lobby the payers, as appropriate, to modify their medical policies to expand coverage for the newer and more advanced treatment services that we provide which, in many cases, is the payer's reason for denial of payment. If all reasonable collection efforts with these payers have been exhausted by our central billing office staff, the account receivable is written-off.

Self-Pay Balances

        We administer self-pay account balances through our central billing office and our policy is to first attempt to collect these balances, although after initial attempts we often send outstanding self-pay patient claims to collection agencies at designated points in the collection process. In some cases, monthly payment arrangements are made with patients for the account balance remaining after insurance payments have been applied. These accounts are reviewed monthly to ensure payments continue to be made in a timely manner. Once it has been determined by our staff that the patient is not responding to our collection attempts, a final notice is mailed. This generally occurs more than 120 days after the date of the original bill. If there is no response to our final notice, after 30 days the account is assigned to a collection agency and, as appropriate, recorded as a bad debt and written off. We also have payment arrangements with patients for the self-pay portion due in which monthly payments are made by the patient on a predetermined schedule. Balances under $50 are written off but not sent to the collection agency. All accounts are specifically identified for write-offs and accounts are written off prior to being submitted to the collection agency.

Acquisitions and Developments

        The following table summarizes our growth in treatment centers and the local markets in which we operate for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Treatment centers at beginning of period	95	127	126
Internally developed/reopened	1	2	3
Transitioned to freestanding	—	2	—
Internally (consolidated/closed/sold)	(5)	(3)	(7)
Acquired	33	2	38
Hospital-based/other groups	3	(2)	3
Hospital-based (ended/transitioned)	—	(2)	—

Treatment centers at period end	127	126	163

        On March 1, 2011, we purchased the remaining 67% interest in MDLLC from Bernardo Dosoretz as well as interests in the subsidiaries of MDLLC from Alejandro Dosoretz and Bernardo Dosoretz, resulting in an ownership interest of approximately 91% in the underlying radiation oncology practices located in South America, Central America, Mexico and the Caribbean. We also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A. from Bernardo Dosoretz, resulting in an ownership interest of 80%. We consummated these acquisitions for a combined purchase price of approximately $82.7 million, comprised of $47.5 million in cash, 25 common units of 21CI immediately exchanged for 13,660 units of 21CI's non-voting preferred equity units and 258,955 units of 21CI's class A equity units totaling approximately $16.25 million, and issuance of Subordinated Notes totaling approximately $16.05 million to the seller and an estimated contingent earn out payment totaling $2.3 million, and issuance of real estate located in Costa Rica totaling $0.6 million. The earn-out payment, which is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due 18 months subsequent to the transaction closing and is payable through Company financing and issuance of equity units.

        In June 2011, we entered into an outpatient radiation therapy management services agreement with a medical group to manage its radiation oncology treatment site in London, Kentucky.

        In July 2011, we entered into a revised facility management services agreement with an existing provider in Michigan. The provider will become a subsidiary of a larger medical practice group, in which we will continue the management of the radiation oncology practices in Michigan. This arrangement became effective during the fourth quarter of 2011.

        In August 2011, we completed a replacement de novo radiation treatment facility in Alabama. This facility replaces an existing radiation treatment facility in which we are now providing consult services.

        On August 29, 2011, we acquired the assets of a radiation treatment center located in Redding, California, for approximately $9.6 million. The acquisition of the Redding facility further expands our presence into the Northern California market.

        In September 2011, we entered into a professional services agreement with North Broward Hospital District in Broward County, Florida to provide professional services at two sites within the hospital district. In March 2012, we entered into a license agreement with the North Broward Hospital District to license the space and equipment and assume responsibility for the operation of the two radiation therapy departments at Broward General Medical Center and North Broward Medical Center as part of our value added services offering. The license agreement runs for an initial term of ten years, with three separate five year renewal options. We recorded approximately $4.3 million of tangible assets relating to the use of medical equipment pursuant to the license agreement.

        On November 4, 2011, we purchased an 80% interest in an operating entity, which operates one radiation treatment center in Argentina; an 80% interest in another operating entity, which operates three radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates one radiation treatment center in Argentina. The combined purchase price of the ownership interests totals approximately $7.4 million, comprised of $2.1 million in cash, seller financing totaling approximately $4.0 million payable over 24 monthly installments, commencing January 2012, and a purchase option totaling approximately $1.3 million. The acquisition of these operating treatment centers expands our presence in the international markets. In November 2012, we exercised our purchase option to purchase the remaining interest for approximately $1.4 million.

        On December 22, 2011, we acquired the interest in an operating entity which operates two radiation treatment centers in located in North Carolina, for approximately $6.3 million, including an earn-out provision of approximately $0.4 million contingent upon maintaining a certain level of patient volume. On April 16, 2012 we acquired certain additional assets utilized in one of the radiation oncology centers for approximately $0.4 million including an earn-out provision of approximately $0.4 million contingent upon maintaining a certain level of patient volume. The acquisition of the two radiation treatment centers further expands our presence into the eastern North Carolina market.

        During 2011, we acquired the assets of several physician practices in Florida and the non-professional practice assets of several North Carolina physician practices for approximately $0.4 million. The physician practices provide synergistic clinical services to our patients in the respective markets in which we provide radiation therapy treatment services.

        On February 6, 2012, we acquired the assets of a radiation oncology practice and a medical oncology group located in Asheville, North Carolina for approximately $0.9 million. The acquisition of the radiation oncology practice and the medical oncology group, further expands our presence in the Western North Carolina market and builds on the our integrated cancer care model.

        In March 2012, we entered into a license agreement with the North Broward Hospital District to license the space and equipment and assume responsibility for the operation of the two radiation therapy departments at Broward General Medical Center and North Broward Medical Center as part of our value added services offering. The license agreement runs for an initial term of ten years, with three separate five year renewal options. We recorded approximately $4.3 million of tangible assets relating to the use of medical equipment pursuant to the license agreement.

        On March 30, 2012, we acquired the assets of a radiation oncology practice for $26.0 million and two urology groups located in Sarasota/Manatee Counties in Southwest Florida for approximately $1.6 million, for a total purchase price of approximately $27.6 million, comprised of $21.9 million in cash and assumed capital lease obligation of approximately $5.7 million. The acquisition of the radiation oncology practice and the two urology groups, further expands our presence in the Sarasota/Manatee Counties and builds on our integrated cancer care model.

        On August 22, 2012, we opened a de novo radiation treatment center in Argentina. The development of this radiation treatment center further expands our presence in the Latin America market.

        In December 2012, we purchased the remaining 50% interest in an unconsolidated joint venture which operates a freestanding radiation treatment center in West Palm Beach, Florida for approximately $1.1 million.

        During 2012, we acquired the assets of several integrated cancer care physician practices in Arizona, California and Florida for approximately $1.7 million. The physician practices provide synergistic clinical services and an integrated cancer care service to our patients in the respective markets in which we provide radiation therapy treatment services.

        On May 25, 2013, we acquired the assets of 5 radiation oncology practices and a urology group located in Lee/Collier Counties in Southwest Florida for approximately $28.5 million, comprised of $17.7 million in cash, seller financing note of approximately $2.1 million and assumed capital lease obligations of approximately $8.7 million. The acquisition of the 5 radiation treatment centers and the urology group further expands our presence into the Southwest Florida market and builds on our integrated cancer care model.

        In June 2013, we sold our 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island in partnership with a hospital to provide stereotactic radio-surgery through the use of a cyberknife for approximately $1.5 million.

        In June 2013, we contributed our Casa Grande, Arizona radiation physician practice, ICC practice and approximately $5.0 million to purchase a 55.0% interest in a joint venture which included an additional radiation physician practice and an expansion of an integrated cancer care model that includes medical oncology, urology and dermatology.

        In July 2013, we purchased a company, which operates a radiation treatment center in Tijuana, Mexico for approximately $1.6 million. The acquisition of this operating treatment center expands our presence in the international markets.

        In July 2013, we purchased the remaining 38.0% interest in a joint venture radiation facility, located in Woonsocket, Rhode Island from our hospital partner for approximately $1.5 million.

        In July 2013, we signed a contract to extend our relationship with Northern Westchester Hospital in Westchester County, New York for an additional 8 years. We will continue to provide advanced technical and administrative services to the hospital, continuing our longstanding partnership to serve patients in the region.

        In September 2013, we signed a value added services agreement with Mercy Medical Center in Redding, California, part of Dignity Health, to provide oncology services. This agreement adds to our presence in the strategic market of California, where we recently expanded operations through the acquisition of OnCure.

        In September 2013, we were awarded a hospital contract to provide radiation oncology treatment services at the Naval Hospital in Argentina.

        In June 2013, we entered into a "stalking horse" investment agreement to acquire OnCure upon effectiveness of its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for approximately $125.0 million (excluding capital leases, working capital and other adjustments), including $42.5 million in cash (plus covering certain expenses and subject to working capital adjustments) and up to $82.5 million in assumed debt ($7.5 million of additional debt will be assumed if certain OnCure centers achieve a minimum level of EBITDA). We funded an initial deposit of approximately $5.0 million into an escrow account and is reflected as restricted cash on our balance sheet.

        On October 25, 2013, we completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from our senior secured credit facility and the assumption of $82.5 million in OnCure Notes, which accrue interest at a rate of 11.75% per annum and mature on January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

        OnCure operates radiation oncology treatment centers for cancer patients. It contracts with radiation oncology physician groups and their radiation oncologists through long-term management services agreements to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. OnCure provides services to a network of 11 physician groups that treat cancer patients at its 33 radiation oncology treatment centers, making it one of the largest strategically located networks of radiation oncology service providers. OnCure has treatment centers located in California, Florida and Indiana, where it provides the physician groups with the use of the facilities and with certain clinical services of treatment center staff, and administers the non-medical business functions of the treatment centers, such as technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting, human resource management and physician succession planning.

        On October 30, 2013, we acquired the assets of a radiation oncology practice located in Roanoke Rapids, North Carolina for approximately $2.2 million. We plan to refurbish the facility and upgrade to the latest advanced technologies. The acquisition of the radiation oncology practice further expands our presence in the eastern North Carolina market.

        During 2013, we acquired the assets of several physician practices in Arizona, Florida, North Carolina, New Jersey and Rhode Island for approximately $0.8 million. The physician practices provide synergistic clinical services and an integrated cancer care service to our patients in the respective markets in which we provide radiation therapy treatment services.

        The operations of the foregoing acquisitions have been included in the accompanying condensed consolidated statements of operations and comprehensive loss from the respective dates of each acquisition. When we acquire a treatment center, the purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values.

        During the first quarter of 2011, we closed two treatment facilities in California, one in Beverly Hills and the other facility in Corona. In addition we are no longer treating at our Gilbert Arizona facility and we are using the center for our other specialty practices for office visits and consults.

        In July 2011, we closed a radiation treatment facility in Las Vegas, Nevada.

        In January 2012, we ceased provision of professional services at our Lee County—Florida hospital based treatment center.

        In February 2012, we closed a radiation treatment facility in Owings Mills, Maryland.

        In March 2012, we terminated our arrangement to provide professional services at a hospital in Seaford, Delaware.

        In July 2012, we closed a radiation treatment facility in Monroe, Michigan, and we constructed a replacement de novo radiation treatment center in Troy, Michigan which opened for operation in February 2013.

        In October 2012, we sold our membership interest in an unconsolidated joint venture in Mohali, India to our former partner in the joint venture for a nominal amount.

        In November 2012, we reopened our East Naples, Florida radiation treatment center to support the influx of patients in our southwest Florida local market.

        In February 2013, we completed a replacement de novo radiation treatment facility in Troy, Michigan. This facility replaces an existing radiation treatment facility we closed in July 2012 in Monroe, Michigan.

        In May and July 2013, we closed two radiation treatment facilities in Lee County—Florida, as a result of the purchase of the 5 radiation oncology practices in Lee/Collier Counties in Southwest Florida.

        During the fourth quarter of 2013, we closed three radiation treatment facilities in Lee/Collier Counties—Florida, as a result of the purchase of the 5 radiation oncology practices in Lee/Collier Counties in Southwest Florida and one radiation treatment facility in Central Arizona.

        As of December 31, 2013, we have four additional de novo radiation treatment centers located in New York, Bolivia, Dominican Republic and North Carolina. The internal development of radiation treatment centers is subject to a number of risks including but not limited to risks related to negotiating and finalizing agreements, construction delays, unexpected costs, obtaining required regulatory permits, licenses and approvals and the availability of qualified healthcare and administrative professionals and personnel. As such, we cannot assure you that we will be able to successfully develop radiation treatment centers in accordance with our current plans and any failure or material delay in successfully completing planned internally developed treatment centers could harm our business and impair our future growth.

        We have been selected by a consortium of leading New York academic medical centers (including Memorial Sloan-Kettering Cancer Center, Beth Israel Medical Center/Continuum Health System, NYU Langone Medical Center, Mt. Sinai Medical Center and Montefiore Medical Center) to serve as the developer and manager of a proton beam therapy center to be constructed in Manhattan. The project is in the final stages of certificate of need approval. We expect to invest approximately $10 million in the project and will have an approximate 28.5% ownership interest. On October 3, 2013, NYU Langone Medical Center sent a 60 day notice of withdrawal from the consortium. Unless this notice is rescinded, this will result in an increase in our equity interest by approximately 3%, with an increased capital investment of approximately $2.0 million. We will also receive a management fee of 5% of collected revenues. In connection with our role as manager, we have accounted for our interest in the center as an equity method investment. The center is expected to commence operations in late 2016.

        In January 2014, we entered a strategic partnership with ProHealth Care Associates, LLP and opened a new de novo state-of-the-art radiation therapy center in Riverhead, New York. ProHealth is the largest physician group practice in the metropolitan New York area with over 500 physicians in over 150 offices treating over 750,000 covered lives.

        On January 15, 2014, we purchased a 69% interest in a legal entity that operates a radiation oncology facility in Guatemala City, Guatemala for approximately $1.2 million plus the assumption of approximately $3.0 million in debt. This facility is strategically located in Guatemala City's medical corridor.

        On February 10, 2014, we completed our investment in SFRO increasing the number of our radiation therapy centers by 21 and adding 88 additional radiation oncology and ICC physicians. In connection with our purchase of a 65% interest in SFRO, we entered into a new credit agreement providing for a $60 million term loan facility and $7.9 million of term loans to refinance existing SFRO debt. In addition, subject to certain terms and conditions, the owners of the remaining 35% of SFRO will have the right to exchange their ownership interest in SFRO for common stock of 21CH.

        The SFRO Joint Venture increases the number of our treatment centers by approximately 10% and is expected to add approximately 591 average treatments per day.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management's subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our consolidated financial statements.

Variable Interest Entities

        We evaluate certain of our radiation oncology practices in order to determine if they are variable interest entities. This evaluation resulted in determining that certain of our radiation oncology practices were potential variable interests. For each of these practices, we have determined (1) the sufficiency of the fair value of the entities' equity investments at risk to absorb losses, (2) that, as a group, the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entities' significant activities, (b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly, and (c) the right to receive the expected residual return of the entity, and (3) substantially all of the entities' activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights in terms of its obligation to absorb the expected losses or its right to receive expected residual returns of the entity, or both. ASC 810 requires a company to consolidate variable interest entities if the company is the primary beneficiary of the activities of those entities. Certain of our radiation oncology practices are variable interest entities and we have a variable interest in certain of these practices through our administrative services agreements. Pursuant to ASC 810, through our variable interests in these practices, we have the power to direct the activities of these practices that most significantly impact the entity's economic performance and we would absorb a majority of the expected losses of these practices should they occur. Based on these determinations, we have included these radiation oncology practices in our consolidated financial statements for all periods presented. All significant intercompany accounts and transactions have been eliminated.

        We adopted updated accounting guidance beginning with the first quarter of 2010, by providing an ongoing qualitative rather than quantitative assessment of our ability to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and our rights or obligations to receive benefits or absorb losses, in order to determine whether those entities will be required to be consolidated in our consolidated financial statements. The adoption of the new guidance had no material impact to our financial position and results of operations.

Net Patient Service Revenue and Allowances for Contractual Discounts

        We have agreements with third-party payers that provide us payments at amounts different from our established rates. Net patient service revenue is reported at the estimated net realizable amounts due from patients, third-party payers and others for services rendered. Net patient service revenue is recognized as services are provided. Medicare and other governmental programs reimburse physicians based on fee schedules, which are determined by the related government agency. We also have agreements with managed care organizations to provide physician services based on negotiated fee schedules. Accordingly, the revenues reported in our consolidated financial statements are recorded at the amount that is expected to be received.

        We derive a significant portion of our revenues from Medicare, Medicaid and other payers that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payer class basis given our interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating regular review and assessment of the estimation process. Changes in estimates related to the allowance for contractual discounts affect revenues reported in our consolidated statements of operations and comprehensive loss. If our overall estimated allowance for contractual discounts on our revenues for the year ended December 31, 2012 were changed by 1%, our after-tax loss from continuing operations would change by approximately $0.1 million. This is only one example of reasonably possible sensitivity scenarios. A significant increase in our estimate of contractual discounts for all payers would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

        During the years ended December 31, 2011, 2012 and 2013, approximately 48%, 45% and 45%, respectively, of our U.S. net patient service revenue related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, we are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

Accounts Receivable and Allowances for Doubtful Accounts

        Accounts receivable are reported net of estimated allowances for doubtful accounts and contractual adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payers and patients. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The credit risk for other concentrations (other than Medicare) of receivables is limited due to the large number of insurance companies and other payers that provide payments for our services. We do not believe that there are any other significant concentrations of receivables from any particular payer that would subject us to any significant credit risk in the collection of our accounts receivable.

        The amount of the provision for doubtful accounts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental healthcare coverage and other collection indicators. The primary tool used in our assessment is an annual, detailed review of historical collections and write-offs of accounts receivable as they relate to aged accounts receivable balances. The results of our detailed review of historical collections and write-offs, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. If the actual bad debt allowance percentage applied to the applicable aging categories would change by 1% from our estimated bad debt allowance percentage for the year ended December 31, 2013, our after-tax loss from continuing operations would change by approximately $0.7 million and our net accounts receivable would change by approximately $1.1 million at December 31, 2013. The resulting change in this analytical tool is considered to be a reasonably likely change that would affect our overall assessment of this critical accounting estimate. Accounts receivable are written-off after collection efforts have been followed in accordance with our policies.

Goodwill and Other Intangible Assets

        Goodwill represents the excess purchase price over the estimated fair value of net assets acquired by the Company in business combinations. Goodwill and indefinite life intangible assets are not amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. During the third quarter of 2012 we recognized goodwill impairment of approximately $69.9 million as a result of the final rule issued on the Physician Fee Schedule for 2013 by CMS on November 1, 2012, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers as well as the changes in treatment patterns and volumes in prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. During the fourth quarter of 2012 we incurred an impairment loss of approximately $11.1 million. Approximately $10.8 million relating to goodwill impairment in certain of our reporting units and approximately $0.1 million related to the impairment of certain leasehold improvements in the Delmarva Peninsula local market and approximately $0.2 million related to a consolidated joint venture in the Central Maryland local market. During the third quarter of 2011 we recognized goodwill impairment of approximately $226.5 million and trade name impairment of approximately $8.4 million as a result of our review of growth expectations and the release of the final rule issued on the Physician Fee Schedule for 2012 by CMS on November 1, 2011, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers. During the fourth quarter of 2011 we incurred an impairment loss of approximately $121.6 million. Approximately $49.8 million of the $121.6 million related to the trade name impairment as a result of our branding initiative. The remaining $71.8 million of impairment related to goodwill in certain of our reporting units. There was no goodwill impairment recorded for the year ended December 31, 2013.

        The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including the unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. Based on (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each reporting unit and (iii) assumptions similar to those that market participants would make in valuing the reporting units.

        The estimated fair value measurements were developed using significant unobservable inputs (Level 3). For goodwill, the primary valuation technique used was an income methodology based on estimates of forecasted cash flows for each reporting unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, a market- based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. Assumptions used are similar to those that would be used by market participants performing valuations of regional divisions. Assumptions were based on analysis of current and expected future economic conditions and the strategic plan for each reporting unit.

        Intangible assets consist of trade names, non-compete agreements, licenses and hospital contractual relationships. Trade names have an indefinite life and are tested annually for impairment. Non-compete agreements, licenses and hospital contractual relationships are amortized over the life of the agreement (which typically ranges from 2 to 20 years) using the straight-line method. Intangible assets impairment loss was recognized for the year ended December 31, 2011 of approximately $58.2 million relating to our trade name and branding initiatives. No intangible asset impairment loss was recognized for the years ended December 31, 2010 and 2012.

        During the second quarter of 2011, certain of our regions' patient volume have stabilized in their respective markets. Although we have had a stabilization of patient volume, we reviewed our anticipated growth expectations in certain of our reporting units and are considering adjusting our expectations for the remainder of the year. If our previously projected cash flows for these reporting units are not achieved, it may be necessary to revise these estimated cash flows and obtain a valuation analysis and appraisal that will enable us to determine if all or a portion of the recorded goodwill or any portion of other long-lived assets are impaired.

        During the third quarter of 2011, we completed an interim impairment test for goodwill and indefinite-lived intangible assets. In performing this test, we assessed the implied fair value of our goodwill and intangible assets. We determined that the carrying value of goodwill and trade name in certain U.S. markets, including Northeast United States (New York, Rhode Island, Massachusetts and Southeast Michigan), California, Southwest United States (Central Arizona and Las Vegas, Nevada), the Florida east coast, Northwest Florida and Southwest Florida regions exceeded their fair value. Accordingly, we recorded noncash impairment charges in the U.S. reporting segment totaling $234.9 million relating to goodwill and trade name in the condensed consolidated statements of operations and comprehensive loss for the quarter ended September 30, 2011.

        During the fourth quarter of 2011, we decided to brand our current trade name of 21st Century Oncology. As a result of the branding initiative and concurrent with our annual impairment test for goodwill and indefinite-lived intangible assets, we incurred an impairment loss of approximately $121.6 million. Approximately $49.8 million of the $121.6 million related to the trade name impairment as a result of our branding initiative. The remaining $71.8 million of impairment relating to goodwill in certain of our reporting units, including Northeast United States, (New York, Rhode Island, Massachusetts and Southeast Michigan), and California, Southwest United States (Arizona and Nevada). The remaining U.S. trade name of approximately $4.6 million will be amortized over its remaining useful life through December 31, 2012. We incurred approximately $0.9 million in amortization expense during the fourth quarter. In addition, we impaired certain deposits on equipment of approximately $0.7 million and $0.8 million in leasehold improvements relating to a planned radiation treatment facility office closing in Baltimore, Maryland.

Impairment of Long-Lived Assets

        In accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. Assessment of possible impairment of a particular asset is based on our ability to recover the carrying value of such asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of such asset, an impairment charge would be recognized for the amount by which the asset's carrying value exceeds its estimated fair value.

Stock-Based Compensation

        All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in the statement of operations and comprehensive loss over the requisite service period.

        For purposes of determining the compensation expense associated with equity grants, we engaged a third party valuation company to value the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity. The third party valuation company then uses the option pricing method to determine the fair value of equity units at the time of grant using the following assumptions: a term of five years, which is based on the expected term in which the units will be realized; a risk-free interest rate of 0.53% for grants issued in 2011, which is the five-year U.S. federal treasury bond rate consistent with the term assumption; and expected volatility 55%

for grants issued in 2011, which is based on the historical data of equity instruments of comparable companies.

        For 2011, the estimated fair value of the units, less an assumed forfeiture rate of 2.7%, is recognized in expense in our financial statements on a straight-line basis over the requisite service periods of the awards for Class B Units. For Class B Units, the requisite service period is 48 months, and for Class C Units, the requisite service period is 34 months only if probable of being met. The assumed forfeiture rate is based on an average historical forfeiture rate. All outstanding Class B and Class C Units were canceled without payment to the holder thereof in connection with 21CI's entry into the Third Amended LLC Agreement.

        For purposes of determining the compensation expense associated with the 2012 and 2013 equity-based incentive plan grants, we engaged a third party valuation company to value the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity. The third party valuation company then used the probability-weighted expected return method ("PWERM") to determine the fair value of these units at the time of grant. Under the PWERM, the value of the units is estimated based upon an analysis of future values for the enterprise assuming various future outcomes (exits) as well as the rights of each unit class. In developing assumptions for the various exit scenarios, management considered the Company's ability to achieve certain growth and profitability milestone in order to maximize shareholder value at the time of potential exit. Management considers an initial public offering of the Company's stock to be one of the exit scenarios for the current shareholders, as well as a sale or merger/acquisition transaction. For the scenarios the enterprise value at exit was estimated based on a multiple of the Company's EBITDA for the fiscal year preceding the exit date. The enterprise value for the scenario where the Company stays private (and under the majority ownership of Vestar) was estimated based on a discounted cash flow analysis as well as guideline company market approach. The guideline companies were publicly-traded companies that were deemed comparable to the Company. The discount rate analysis also leveraged market data of the same guideline companies. For each PWERM scenario, management estimated probability factors based on the outlook of the Company and the industry as well as prospects and timing for a potential exit based on information known or knowable as of the grant date. The probability-weighted unit values calculated at each potential exit date was present-valued to the grant date to estimate the per-unit value. The discount rate utilized in the present value calculation was the cost of equity calculated using the Capital Asset Pricing Model ("CAPM") and based on the market data of the guideline companies as well as historical data published by Morningstar, Inc. For each PWERM scenario, the per unit values were adjusted for lack of marketability discount to determine unit value on a minority, non-marketable basis.

        For 2012 and 2013, the estimated fair value of the units, less an assumed forfeiture rate of 3.9%, is recognized in expense in our consolidated financial statements on a straight-line basis over the requisite service periods of the awards for Class MEP Units. For Class MEP Units, the requisite service period is approximately 18 months, and for Class EMEP Units, the requisite service period is 36 months only if probable of being met. The Class M Units and Class O Units compensation will be recognized upon the sale of the Company or an initial public offering. Under the terms of the incentive unit grant agreements governing the grants of the Class M Units and Class O Units, in the event of an initial public offering of the Company's common stock, holders have certain rights to receive shares of restricted common stock of the Company in exchange for their Class M Units and Class O Units. The assumed forfeiture rate is based on an average historical forfeiture rate. All outstanding Class EMEP Units and Class L units were canceled without payment to the holder thereof in connection with 21CI's entry into the Fourth Amended LLC Agreement (as defined below).

Grants under 2013 Plan

        On December 9, 2013, 21CI entered into a Fourth Amended and Restated Limited Liability Company Agreement (the "Fourth Amended LLC Agreement") which replaced the Third Amended LLC

Agreement in its entirety. The Fourth Amended LLC Agreement established new classes of incentive equity units (such new units, together with Class MEP Units, as modified under the Fourth Amended LLC Agreement, the "2013 Plan") in 21CI in the form of Class M Units, Class N Units and Class O Units for issuance to employees, officers, directors and other service providers, eliminated 21CI's Class L Units and Class EMEP Units, and modified the distribution entitlements for holders of each existing class of equity units of 21CI.

        In connection with 21CI's entry into the Fourth Amended LLC Agreement, 100,000 Class M Units and 100,000 Class O Units were granted to employees, all of which were fully vested upon grant. Under the terms of the incentive unit grant agreements governing the grants of the Class M Units and Class O Units, in the event of an initial public offering of the Company's common stock, holders have certain rights to receive shares of restricted common stock of the Company in exchange for their Class M Units and Class O Units. See "Certain Relationships and Related Party Transactions—Incentive Agreements" for further information. Upon completion of the offerings, we expect that each Class M Unit will be exchanged for approximately 3.1 shares of our common stock.

        We are currently evaluating the accounting treatment and financial impact under the 2013 Plan.

Income Taxes

        We make estimates in recording our provision for income taxes, including determination of deferred tax assets and deferred tax liabilities and any valuation allowances that might be required against the deferred tax assets. ASC 740, "Income Taxes" ("ASC 740"), requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. For the year ended December 31, 2011, we determined that the valuation allowance was approximately $45.5 million, consisting of $38.3 million against federal deferred tax assets and $7.2 million against state deferred tax assets. This represented an increase of approximately $27.9 million. For the year ended December 31, 2012, we determined that the valuation allowance was approximately $82.3 million, consisting of $70.3 million against federal deferred tax assets and $12.0 million against state deferred tax assets. This represented an increase of $36.8 million. For the year ended December 31, 2013, we determined that the valuation allowance should be $97.4 million, consisting of $87.5 million against federal deferred tax assets and $9.9 million against state deferred tax assets. This represents an increase of $15.1 million in valuation allowance. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        We are subject to taxation in the United States, approximately 22 state jurisdictions, the Netherlands, and throughout Latin America, namely, Argentina, Bolivia, Costa Rica, Dominican Republic, El Salvador,

Guatemala and Mexico. However, the principal jurisdictions for which we are subject to tax are the United States, Florida and Argentina.

        Our future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws, interpretations thereof. We monitor the assumptions used in estimating the annual effective tax rate and makes adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating our annual effective tax rates, future income tax expense (benefit) could be materially affected.

        In addition, we are routinely under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. We regularly assess the likelihood of adverse outcomes from these audits to determine the adequacy of our provision for income taxes. To the extent we prevail in matters for which accruals have been established or is required to pay amounts in excess of such accruals, the effective tax rate could be materially affected.

        During 2012, we closed a U.S. Federal income tax examination for tax years 2007 through 2008. All issues proposed have been agreed to with the exception of interest and penalties for which an accrual of $2.2 million is recorded. During the third quarter of 2013, we closed the federal income tax audit related to calendar year 2009 with no material adjustments. We closed the New York State audit for tax years 2006 through 2008 with a favorable result during the first quarter of 2013.

New Pronouncements

        Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We intend to "opt out" of the extended transition period and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

        In July 2013, the Financial Accounting Standards Board issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which amends ASC 740 to clarify balance sheet presentation requirements of unrecognized tax benefits. ASU 2013-11 is effective for us on January 1, 2014. We are currently assessing the impact of this guidance on our financial statements.

Reimbursement, Legislative And Regulatory Changes

        Legislative and regulatory action has resulted in continuing changes in reimbursement under the Medicare and Medicaid programs that will continue to limit payments we receive under these programs.

        Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to legislative and regulatory changes, administrative rulings, interpretations, and discretion which may further affect payments made under those programs, and the federal and state governments may, in the future, reduce the funds available under those programs or require more stringent utilization and quality reviews of our treatment centers or require other changes in our operations. Additionally, there may be a continued rise in managed care programs and future restructuring of the financing and delivery of healthcare in the United States. These events could have an adverse effect on our future financial results.

Inflation

        While inflation was not a material factor in either revenue or operating expenses during the periods presented, the healthcare industry is labor- intensive. Wages and other expenses increase during periods of inflation and labor shortages, such as the nationwide shortage of dosimetrists and radiation therapists. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures to curb increases in operating costs and expenses. We have to date offset increases in operating costs by increasing reimbursement or expanding services. However, we cannot predict our ability to cover, or offset, future cost increases.

Commitments

        The following table sets forth our contractual obligations as of December 31, 2013.

Contractual Cash Obligations	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Credit Agreement(1)	$178,890	$13,931	$164,959	—	—
Subordinated Notes(2)	503,586	37,530	75,060	390,996	—
Secured Notes(3)	444,482	31,063	62,125	351,294	—
OnCure Notes(4)	101,805	8,813	17,625	75,367	—
Other notes and capital leases(5)	60,228	21,531	30,136	7,032	1,529
Operating lease obligations(6)	545,991	52,960	101,169	89,746	302,116
Finance obligations(7)	22,959	1,818	3,812	3,430	13,899

Total contractual cash obligations	$1,857,941	$167,646	$454,886	$917,865	$317,544

(1)
As of December 31, 2013, there was $50.0 million in aggregate principal amount outstanding under our Revolving Credit Facility and $90.0 million in aggregate principal amount outstanding under Term Facility (excluding issued but undrawn letters of credit). Interest expense and fees on our Revolving Credit Facility is based on an assumed interest rate of the one-month LIBOR rate as of December 31, 2013 plus 575 basis points plus unused commitment fees on our $100.0 million Revolving Credit Facility and 7.5% on our $90.0 million Term Facility.

(2)
Subordinated Notes of $380.1 million (excluding original issue discount of $2.4 million), due April 15, 2017. Interest expense is based on an interest rate of 9 7/8%.

(3)
Secured Notes of $350.0 million (excluding original issue discount of $1.1 million), due January 15, 2017. Interest expense is based on an interest rate of 8 7/8%.

(4)
OnCure Notes of $75.0 million, due January 15, 2017. Interest expense is based on an interest rate of 11 3/4%.

(5)
Other notes and capital leases includes leases relating to medical equipment.

(6)
Operating lease obligations includes land and buildings, and equipment.

(7)
Finance obligations includes real estate under the failed sale-leaseback accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Finance Obligation."

Off-Balance Sheet Arrangements

        We do not currently have any off-balance sheet arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

        We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments. These derivative financial instruments may take the form of forward sales contracts, option contracts, and interest rate swaps. We have not and do not intend to engage in the practice of trading derivative securities for profit. Because our borrowings under our senior secured credit facilities will bear interest at variable rates, we are sensitive to changes in prevailing interest rates.

Interest Rate Swap

        We are exposed to changes in interest rates as a result of our outstanding variable rate debt. To reduce the interest rate exposure, we entered into an interest rate swap agreement whereby we fixed the interest rate on the notional amount of approximately $290.6 million of our senior secured term loan facility, effective as of June 30, 2008. The rate and maturity of the interest rate swap is 3.67% plus a margin, which was 425 basis points, and expired on March 31, 2012. The amount of our senior secured term loan facility subject to the interest rate swap agreement will reduce from $290.6 million to $116.0 million by the end of the term. In December 2011, we terminated the interest rate swap agreement and paid approximately $1.9 million representing the fair value of the interest rate hedge at time of termination. At December 31, 2011 no amount of the floating rate senior debt was subject to an interest rate swap.

        In July 2011, we entered into two interest rate swap agreements whereby we fixed the interest rate on the notional amounts totaling approximately $116.0 million of our senior secured term loan facility, effective as of March 30, 2012. The rate and maturity of the interest rate swap agreements are 0.923% plus a margin, which was 475 basis points, and was scheduled to expire on December 31, 2013. In May 2012, the Company terminated the interest rate swap agreements and paid approximately $1.0 million representing the fair value of the interest rate hedges at time of termination. No ineffectiveness was recorded as a result of the termination of the interest rate swap agreement. The amount of accumulated other comprehensive loss related to the terminated interest rate swap agreements of approximately $1.0 million, net of tax is reflected as interest expense in the consolidated statements of operations and comprehensive loss.

        The swaps were derivatives and were accounted for under ASC 815, "Derivatives and Hedging" ("ASC 815"). The fair value of the swap agreements, representing the estimated amount that we would pay to a third party assuming our obligations under the interest rate swap agreements terminated at December 31, 2013 and December 31, 2012, was approximately $-0-. The estimated fair value of our interest rate swaps were determined using the income approach that considers various inputs and assumptions, including LIBOR swap rates, cash flow activity, yield curves and other relevant economic measures, all of which are observable market inputs that are classified under Level 2 of the fair value hierarchy. The fair value also incorporates valuation adjustments for credit risk.

        Since we have the ability to elect different interest rates on the debt at each reset date, and our senior secured credit facility contains certain prepayment provisions, the hedging relationship does not qualify for use of the shortcut method under ASC 815. Therefore, the effectiveness of the hedge relationships are assessed on a quarterly basis during the life of the hedge through regression analysis. The entire change in fair market value is recorded in equity, net of tax, as other comprehensive income (loss).

Interest Rates

        Outstanding balances under our senior secured credit facility bear interest based on either LIBOR plus an initial spread, or an alternate base rate plus an initial spread, at our option. Accordingly, an adverse change in interest rates would cause an increase in the amount of interest paid. As of December 31, 2013, we have interest rate exposure on $143.5 million of our senior secured credit facility. A 100 basis point change in interest rates on our senior secured credit facility would result in an increase of $1.4 million in the amount of annualized interest paid and annualized interest expense recognized in our consolidated financial statements.

Foreign Currency Derivative Contracts

        Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results of operations. We are exposed to a significant amount of foreign exchange risk, primarily between the U.S. dollar and the Argentine Peso. This exposure relates to the provision of radiation oncology services to patients at our Latin American operations and purchases of goods and services in foreign currencies. Since our acquisition of MDLLC, each quarter we have entered into foreign exchange option contracts that expire in one year. We did not enter into any hedge agreements during the quarters ended June 30, September 30 and December 31, 2013 due to a combination of the volatility in the Argentine Peso and the cost and potential benefit of such hedges. Because our Argentine forecasted foreign currency denominated net income is expected to increase commensurate with inflationary expectations, the adverse impact on net income from a weakening Argentine Peso against the U.S. dollar is limited to the cost of the option contracts in effect, which was approximately $0.2 million. With respect to a strengthening Argentine Peso against the U.S. dollar versus inflationary expectations, the estimated favorable impact on net income for an Argentine Peso that is 5%, 10% and 15% stronger than inflationary expectations, will be $0.1 million, $0.0 million and $0.0 million to our consolidated results, respectively, which includes the cost of the option contracts. Under our foreign currency management program, we expect to monitor foreign exchange rates and periodically enter into forward contracts and other derivative instruments. We do not use derivative financial instruments for speculative purposes.

        These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Foreign currency forward and option contracts are sensitive to changes in foreign currency exchange rates. Our current practice is to use currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within twelve months. Gains or losses resulting from the fair valuing of these instruments are reported in loss on foreign currency derivative contracts on the consolidated statements of operations and comprehensive loss. For years ended December 31, 2013, 2012 and 2011, we incurred a loss of approximately $0.5 million, $1.2 million and $0.7 million, respectively, relating to the fair market valuation of our foreign currency derivative program.

 BUSINESS

Company Overview

        We are the leading global, physician-led provider of ICC services. Our physicians provide comprehensive, academic quality, cost-effective coordinated care for cancer patients in personal and convenient community settings (our "ICC model"). We believe we offer a powerful value proposition to patients, hospital systems, payers and risk-taking physician groups by delivering high quality care and first rate clinical outcomes at lower overall costs through outpatient settings, clinical excellence, physician coordination and scaled efficiency.

        We operate the largest integrated network of cancer treatment centers and affiliated physicians in the world which, as of December 31, 2013, was comprised of approximately 671 community-based physicians in the fields of radiation oncology, medical oncology, breast, gynecological and general surgery, urology and primary care. Our physicians provide medical services at approximately 304 locations, including our 163 radiation therapy centers, of which 41 operate in partnership with health systems. Our cancer treatment centers in the United States are operated predominantly under the 21st Century Oncology brand and are strategically clustered in 31 local markets in 16 states. Our 33 international treatment centers in six Latin American markets are operated under the 21st Century Oncology brand or a local brand and, in many cases, are operated with local minority partners, including hospitals. We hold market leading positions in the majority of our local markets.

        Our operating philosophy is to provide academic center level care to cancer patients in a community setting. To act on this philosophy, we employ or affiliate with leading physicians and provide them with the advanced medical technology necessary to achieve optimal clinical outcomes across a full spectrum of oncologic disease in each local market. In support of our physicians and technologies, we also develop and invest in medical management software, training programs for our staff and business enterprise systems to allow for rapid diffusion of clinical initiatives and continuous quality and performance improvement. In addition, we maintain strong clinical research relationships with multiple academic centers of excellence and cooperative research groups, gaining access to cutting edge treatments and making them available to our patients often years in advance of their commercial introduction to the marketplace. As a result, we attract and retain talented physician leaders by providing opportunities to work in a stimulating clinical environment offering superior end-to-end resources and designed to deliver high quality patient care.

        Our Company was founded in 1983 by a group of physicians that came together to deliver academic level quality radiation therapy at the community level. With significant investment in clinical programs, operating infrastructure and business systems, we expanded our delivery of sophisticated radiation therapy services domestically and then globally. Given the changing healthcare landscape, increased focus on lower cost, higher quality care and potential for value-based reimbursement, we built a more complete and integrated cancer care platform to better meet the needs of patients, physicians and payers. As a result, we proactively broadened our provision of care to include a full spectrum of cancer care services by employing and affiliating with physicians in the related specialties of medical oncology, breast, gynecological and general surgery, urology and primary care. This innovative approach to cancer care through our ICC model enables us to collaborate across our physician base, integrate services and payments for related medical needs and disseminate best practices. We believe this results in better cancer care to patients, a stronger presence in each market we serve and the ability to capitalize on changes and developments in the payment and delivery landscape.

        We have demonstrated an ability to grow our business through various environments, and we believe our business is poised for accelerated success given the current industry focus on delivering high quality care in a lower cost setting. The key components of our business model include:

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  Differentiated Scale—We are approximately 3.3 times larger than our next largest competitor, based on average treatments per day, which differentiates us with key stakeholders. Domestically, we have over 21,000 cases and perform over 500,000 treatments on an annual basis. As a result of our scale, we believe we have a higher level of efficiency and clinical and operational sophistication that health systems seek in partners and payers seek for nationwide or innovative contracts. In addition, our scale makes us the destination of choice for acquisition candidates and physicians pursuing alignment with larger enterprises.

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  Integrated Cancer Care Model—Developed to further penetrate existing markets and provide for enhanced clinical care, we believe our ICC model positions us as a key partner for payers, physicians and hospital systems today and to become an important part of any clinical enterprise of the future that seeks superior outcomes at predictable and affordable costs.

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  Health System Partnerships—Capitalizes on the trend of health systems leveraging partners to improve their oncology service offering and help manage the strategic, operational and financial challenges stemming from healthcare reform. These challenges include the pressure to contain healthcare costs, align with key physician resources and manage competitive demands for capital.

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  Collaborative Payment Arrangements—Proactively developed multiple coordinated and collaborative relationships with key payers and other industry participants to create alternative payment mechanisms to reduce cost and improve quality. For example, we developed and implemented the nation's first bundled payment radiation therapy program with a national private payer, and we are continually in discussions with payers to develop additional mutually beneficial payment arrangements. We also led the formation of an industry group to coordinate providers into a unified and collaborative relationship in order to work with both commercial and government payers on approaches to transition to bundled payments for an episode of care based on evidence-based pathways.

        In addition to our demonstrated success in varied environments, we have capitalized on the strength and breadth of our platform to develop new growth opportunities. Examples of such initiatives include our entry into and growth in international markets and our development and monetization of unique value-added services.

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  Entry Into and Expansion in International Markets—In 2011, we acquired and partnered with the highly sophisticated management team of MDLLC, the largest company in Latin America dedicated to radiation therapy. This investment was very attractive due to the increasing demand in that market for cancer treatment services created by a significantly underserved patient population, increased detection, a growing middle-class and expanded insurance access. MDLLC provides us the opportunity for enhanced growth rates, diversified payment sources, leveraging of best practices into a new global market and efficient equipment utilization.

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  Value-Added Services—Developed new revenue sources by leveraging our internally developed capabilities and resources including technology, clinical protocols, physician breadth and expertise and care management services. This provides incremental high-margin diversifying revenue lines for us and often serves as an entry point for new geographies and customer relationships. For example, our CarePoint service line leverages our cancer care management capabilities to provide a range of solutions up to and including comprehensive oncology care management solutions to insurers or other entities that are financially responsible for the health of defined populations. This provides us a new source of revenue and CarePoint contracts may serve as an entry point for new markets for our cancer treatment services.

        We have grown through a combination of organic, de novo, acquisition and joint venture opportunities and innovative payer and hospital system relationships. We believe these major avenues for growth will become increasingly attractive as our scale, sophistication and clinical capabilities continue to distinguish us from our competition. As a result, we will continue to employ or affiliate with quality physicians, acquire freestanding radiation oncology centers and partner with leading health systems and payers as a result of the superior value proposition we provide each of these constituents:

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  Physicians—We believe physicians choose to join us because of our physician-focused culture, best-in-class clinical and research platform focused on oncology and affiliations with leading academic programs, as well as the ability to enhance income. Physician income is typically enhanced at the Company due to the breadth of our services, our focus on technology, the benefits of our ICC model and our scale, and our effective business office capabilities.

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  Freestanding Centers—Independent radiation businesses choose to join us because mounting pressures on their businesses make affiliation with a scaled and sophisticated partner beneficial. After acquiring a center, we typically upgrade existing equipment and technologies, implement our proprietary treatment and delivery tools, leverage our effective business office capabilities, develop ICC relationships and enable access to our contracts, all of which should dramatically improve the financial performance of the acquired center.

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  Health Systems—We believe health systems choose to partner with us due to our shared operating philosophy, enhanced patient care and access, strong physician leadership and ICC approach, all of which lead to a superior ability to attract and retain key specialists. We provide a flexible approach to health system partnerships which can include joint ventures, management agreements, hospital-based and/or freestanding locations and fully outsourced relationships.

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  Payers—We believe payers choose to partner with us as a result of our evidence-based clinical pathways, strong and integrated local market presence and ability to coordinate patient care in the most appropriate setting with lower cost and transparent pricing. We have leading market share in most of our local markets, and we seek to employ or affiliate with the highest quality physicians in all cancer related specialties. In addition, we track and measure clinical data to both evaluate treatment effectiveness and innovate new paradigms for payment methodologies.

        For the year ended December 31, 2013, we generated total revenues of $736.5 million. During this time period, 87.7% of our net revenue was derived from our integrated operations in North America, and 12.3% of our net revenue was derived from our operations in Latin America. See "Prospectus Summary—Summary Historical Consolidated Financial and Other Data" for a reconciliation of EBITDA and Adjusted EBITDA to Net Loss attributable to 21st Century Oncology Holdings, Inc. shareholder.

        In October 2013, we closed on our acquisition of OnCure, which comprises $106 million of acquired revenue, 33 radiation therapy centers and 11 radiation oncology physician groups in Florida, California and Indiana. This level of revenue represents a 15% increase in our revenue for the year ended December 31, 2012. In addition, on February 10, 2014, we completed our investment in Florida-based SFRO, acquiring 65% of the equity interests in SFRO, increasing the number of our radiation therapy treatment centers by 21 and adding 88 additional ICC and radiation oncology physicians. OnCure and SFRO are expected to add approximately 694 and 591 average treatments per day, respectively, increasing our total treatments per day to approximately 4,750.

Industry Trends

        Cancer treatment is an important, large and growing market globally. We operate in the $290 billion global cancer care market, of which the domestic market comprises approximately $125 billion, as of 2010. Cancer is the second leading cause of death in the United States and globally. According to the most recent data available from the World Health Organization, global cancer prevalence includes approximately 29 million cases with approximately 13 million new cases and approximately 8 million cancer-related deaths per year. In addition to the scale of the current addressable market, cancer incidence in the United States is estimated to grow at an approximately 2% rate annually through 2030, with an outsized proportion of treatments occurring in outpatient settings which are expected to grow at approximately 31% compared to approximately 3% for inpatient services, from 2013 to 2023. As the population ages, the number of U.S. cancer diagnoses is expected to continue to increase, as approximately 77% of all cancers diagnosed from 2006 to 2010 were in persons 55 years of age and older. Additionally, since 2006, the percentage of cancer cases addressed by radiation has grown from approximately 55% to nearly two-thirds.

        We believe we are well-positioned to benefit from other major trends currently affecting the healthcare services markets in which we compete, including:

Focus on Cost Containment in Healthcare

        Rising healthcare costs have continued to strain federal, state and local, as well as employer and patient budgets. In addition, domestic cancer costs are projected to grow from $125 billion in 2010 to $207 billion by 2020, and oncology is typically one of the top two largest cost categories for health plans. Efficient management of cancer care across the patient continuum through utilizing more efficient outpatient settings, which can cost approximately 14% less for commercial payers than other alternatives, and coordination across medical disciplines represents a significant opportunity to contain and reduce overall healthcare costs while improving quality and outcomes. In addition, newly developed health insurance exchanges may ultimately present a significant opportunity for us, as payers look to contract with high quality, low cost providers in local markets, like us. We believe we are well positioned to benefit from this trend as the largest provider of lower cost, convenient and high clinical quality cancer care service in outpatient settings. This will also be of increased importance as patients have an increased responsibility for their healthcare costs.

Shift Towards Coordinated Care

        Recent healthcare legislation, continued cost pressures on payers, and the increase in the number of patients with complex conditions will likely create significant opportunities for cost-effective, sophisticated providers that can offer coordinated, integrated care delivery. Private payers are increasingly moving toward narrow networks and directing patients to the most coordinated and cost-effective providers of care. Additionally, certain health reform initiatives promote the transition from traditional fee-for-service payment models to more "value-based" or "capitated" payment models where overall outcomes and census management are more important success factors than the number of procedures delivered. These trends require improved care coordination and communication throughout an episode of care to enable providers to analyze patient data and identify more effective treatment protocols that ultimately improve outcomes and reduce costs. To meet these goals, we have authored and maintain a set of best clinical practice guidelines for each of the major cancer diagnoses. The guidelines are based on widely recognized consensus expert group statements and supporting medical literature and serve as the foundation of our efforts to achieve a consistently high level of care throughout our Company. Our physicians interact with the guidelines in real-time and at the point of care through use of our online treatment prescription and medical record systems in order to help guide their clinical decisions toward the most appropriate and effective medical management for their patient.

        We have an established history of offering high quality, cost effective integrated services and developing the related infrastructure to ensure coordinated care across specialists. We believe we are well positioned for the changing delivery landscape where payers are searching for partners to help manage medical costs without sacrificing care.

Dynamics Impacting Health Systems

        Many hospitals and health systems recognize the strategic, operational and financial challenges stemming from healthcare reform, the burgeoning efforts to contain healthcare costs, and growing consumer preference for treatment in more comfortable community care settings. In response, many health systems are developing strategies to reduce operating costs, align with physicians, create additional service lines, expand their geographic footprint and service locations and prepare for new value-based payment models. A growing number of health systems are entering into strategic partnerships with select provider organizations in order to achieve these goals. Provider organizations, such as ours, can often provide a high degree of specialization, more efficient outpatient facilities, best practices learned from a nationwide network, scaled operating systems, and financial capital to help healthcare systems meet their goals. We currently have 41 radiation oncology centers in strategic operational partnerships with health systems where we provide a variety of services that leverage our capabilities to support their communities.

Continued Provider Consolidation Driven by Changing Environment

        Consolidation among healthcare providers, including facility operators and clinicians, is expected to continue due to increasing cost pressure and greater complexities as well as requirements imposed by new payment, reporting and delivery systems. Independent physicians are increasingly becoming employed by hospitals or affiliated with larger group practices like ours. For instance, since 2010, we have expanded our physician base by 183%. In addition, recent reimbursement cuts in our industry, coupled with the high cost of technology and the necessity of coordination of care, have contributed to a more rapid pace of consolidation relative to prior years. As the largest global, physician-led provider of integrated cancer care, we believe we are well positioned to be an acquisition partner of choice due to our well developed business model, economies of scale and efficient technology utilization. We believe our ability to create value through accretive acquisitions at attractive valuations and increase physician efficiency in both the United States and globally creates a significant opportunity to leverage our core competencies while further expanding our global footprint. We expect that the current operating environment will continue to produce an attractive pipeline of accretive acquisitions and physician employment and affiliation opportunities in existing and adjacent markets.

        The radiation therapy and related physician specialist landscape is highly fragmented. In 2013, there were approximately 2,350 locations providing radiation therapy in the United States, of which approximately 1,100 were freestanding, or non-hospital based, treatment centers. Approximately 25% of freestanding treatment centers are affiliated with the largest three provider networks, with the Company holding approximately 13% of the freestanding market. It is estimated that there are approximately 793,000 physicians in the United States today, of which 36% remain independent as compared to well over 50% a decade ago. The Latin American radiation therapy market is similarly fragmented with most competition coming primarily from hospitals and some smaller local groups. In Argentina, we are the largest radiation therapy provider, with particularly strong market positions in Buenos Aires, Cordoba, La Plata and Mendoza. In the majority of other Latin American markets that we serve, we are the number one or number two provider.

Competitive Strengths

        We believe that the underlying industry trends provide for attractive, long-term market growth, and that our leading market position created by our competitive strengths will enable us to grow at a faster rate than the overall radiation therapy market.

Multiple Sources for Self-Sustaining Long-Term Growth

        The radiation therapy market is growing organically due to increases in cancer incidence, increases in the types of cancer addressable with technology and a stable pricing environment. Cancer incidence in the United States is estimated to increase by an approximately 2% rate annually through 2030, with an outsized proportion of treatments occurring in outpatient settings, which are expected to grow at approximately 31% compared to approximately 3% for inpatient services from 2013 to 2023. More precise delivery of radiation treatment has enabled radiation therapy to be utilized for additional types and sites of cancer, which has increased the addressable market for our services. In addition to this addressable market growth, commercial pricing changes have generally been positive as we continue to be relatively attractively priced and Medicare pricing is more stabilized due to CMS approaching its goal of site neutrality and the industry's development of a meaningful collaborative relationship with CMS. International markets are growing faster than U.S. markets due to a significantly underserved patient population, increased detection, a growing middle-class, expanded insurance access and a stable pricing environment. In addition to underlying positive organic industry growth, we have implemented the following initiatives to accelerate our growth profile which are funded out of internally generated cash flow and selective borrowings:

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  Organic Growth Enhancements—We have a strong focus on clinical quality and technology utilization to enable us to be the provider of choice for payers and patients. We strive to make available the most advanced technology to deliver a variety of treatment options to our patients in each local market. In addition to driving enhanced margin, this operating philosophy has enabled us to gain market share due to the technology's influence on our ability to attract and retain the most talented physicians and market a differentiated offering to patients while being lower cost than a hospital setting. In 2010, we implemented a physician liaison program whereby such personnel inform both potential and existing referring physicians about the variety and advanced nature of the radiation therapy services our affiliated radiation oncologists can offer to their patients. The significant number and scale of our recent acquisitions provides us the opportunity to enhance organic growth by deploying technology and our clinical capabilities as well as implementing our ICC model in these markets.

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  Acquisitions—Given our scale and national presence, the fragmented nature of our industry and the trend towards consolidation, we have a strong track record and robust opportunity to capitalize on low-risk acquisitions. These acquisitions are highly synergistic, given the ability to consolidate duplicative infrastructure, implement scaled business processes and improve existing managed care contracts. In addition, the application of our ICC model on acquired companies enables us to drive enhanced organic revenue growth at these acquired centers.

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  Health System Partnerships and De Novo Centers—We look to leverage our core competencies to maximize the potential opportunity in each market we serve. We have a strong reputation for high clinical quality, cost effective care and experienced partnerships, which will enable us to continue to capitalize on the trend of increased hospital outsourcing. We leverage our local knowledge to develop new de novo sites to provide further market density. Where appropriate, we leverage our strong relationships with leading health systems to pursue and respond to requests for us to provide a full or partial outsourced solution for their cancer treatment programs.

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  Strategic Relationships with Payers—We have developed and continue to explore alternative payment structures, including the first national contract for a bundled payment in cancer care with a national private payer, and other contracting arrangements with key commercial payers. Our initiatives have yielded positive results in preferred provider arrangements and an increased volume of longer dated contracts. As the only national provider of ICC services, we are uniquely positioned in these discussions with public and private payers and believe alignment with payers may provide a new avenue for revenue and profitability growth in the future.

Leading Player in Large and Fragmented Market

        We have 671 community-based physicians and provided approximately 4,150 radiation therapy treatments on average per day for the year ended December 31, 2013 in our 163 treatment centers. We believe this scale makes us the largest provider of cancer care services in the world, substantially larger than our next largest competitor. In addition to our national scale, we maintain a leading market position in the majority of our local markets.

        Our national scale affords us the opportunity to develop systems and processes efficiently and access technology that empowers our physicians to deliver best-in-class care. It also enables us to share and benefit from new approaches and recently developed findings across our network. Furthermore, our scale allows us to recognize benefits in areas such as revenue cycle management, purchasing, recruiting, compliance and quality assurance. Our leading local market shares, coupled with our national scale, strengthen our managed care contracting, our relationships with health systems and our ability to deploy innovative payment models, all of which enable us to capture greater patient census.

        Despite our scale, we estimate that our operations only comprise approximately 6% of the market for radiation therapy services in the United States, and a lower amount internationally, representing a robust opportunity to continue our acquisition growth strategies.

Industry Leading Technology and Clinical Platform

        We have developed what we believe to be a superior clinical, technological and training infrastructure. Our scaled and sophisticated infrastructure allows us to aggregate data for the benefit of research and alternative payment models, rapidly deploy advanced protocols to optimize patient care, recruit and retain best-in-class physicians and access differentiated opportunities. The backbone of our capabilities is our internally-developed OWAN system which provides real-time clinical treatment information and serves as a repository for all of our clinical and patient data. Access to this data provides clinical information to measure quality outcomes while also enabling us to lead the change in industry payment methodologies as demonstrated in our development of the only national bundled payment arrangement for radiation therapy with a national private payer. OWAN also allows us to deploy our internally developed, proprietary software tool, Gamma Function, that we use to measure the effectiveness of radiation therapy delivery to our patients.

        Additionally, we run the only fully-accredited, privately-owned radiation therapy and dosimetry schools in the country and have an affiliated physics program with the University of Pennsylvania, which provide us a consistent source of high quality support clinicians. Proprietary technology and high quality support clinicians aid in our recruiting and retaining of best-in-class physicians. Due to our leading technological, clinical and operating capabilities, we have been selected to serve as the Managing and Development Partner of The New York Proton Center being developed in partnership with Memorial Sloan-Kettering Cancer Center, the Mount Sinai Health System (which includes six hospitals in the New York metropolitan area) and Montefiore Medical Center.

Innovative Integrated Approach to Markets

        We hold market leading positions in most of our local markets and have increased our market share by broadening our suite of cancer care services through employing and affiliating with scarce and valuable physicians in the highly specialized fields of medical oncology, breast, gynecological and general surgery, urology and primary care. Our ICC model enables us to manage an entire episode of care for cancer patients, optimize the quality of care, drive patient census and adapt to anticipated changes in payment methodology. The result of this is that, in our domestic markets where we have implemented our ICC model, we have experienced treatments per day growth at a 6% compound annual growth rate, which is in excess of national cancer incidence growth. A specific example of ICC's potential is in Asheville, North Carolina, where we entered into a value added services agreement with a hospital through a de novo deployment. We transitioned Asheville from a pure freestanding radiation oncology model to our ICC model and built a growing and resilient market presence. This has allowed us to achieve an approximately 65% increase in the revenue contribution of that business.

        In addition, our ICC model and local market strength enable us to be a key partner for health systems and payers. We have been able to transition select relationships with local health systems, ranging from fully outsourced cancer care programs to managed service lines, to become a more differentiated cancer care partner. For example, in Broward County, Florida, we worked with the hospital to construct a complete outsourcing of their cancer care services. By recruiting physicians, streamlining operations and improving service levels at the hospital based sites we grew average treatments per day by 33% in 12 months and have converted the business from loss making service to stable, predictable and positive cash flow. Furthermore, managed care plans have increasingly directed patients to our coordinated model, and we believe we are well positioned to accept further bundled payment or other capitated arrangements for an episode of cancer care which may develop.

Proven Acquisition Methodology and Track Record

        We have invested heavily in corporate development and infrastructure to take advantage of a fragmented and rapidly consolidating market. Over the past three years ended December 31, 2013, we have acquired 11 companies representing 69 treatment centers. We have an experienced corporate development team that leverages the extensive market knowledge of our capable regional management to proactively identify and prioritize acquisition targets, as well as cost and synergy potential, based on demographics, payer landscape, ICC opportunity and competitive dynamics. As a result of our ability to acquire companies at attractive multiples and realize synergies, we have been able to effectively reduce our acquisition multiples on acquired companies since 2010 by 2.5x to approximately 3.6x for our last twelve months Adjusted EBITDA.

        Since 2011, we have invested over $10 million to augment our internal operations team to ensure quick and seamless integration of acquired targets. Our integration teams map clinical and operating systems to our platforms to capture identified synergy opportunities quickly. For example, in Myrtle Beach, South Carolina, we acquired a freestanding radiation oncology business in May 2010 for $33 million. Within seven months, we had upgraded the medical equipment, recruited highly qualified clinicians, improved revenue cycle and implemented our ICC model. This has allowed us to achieve an approximately 95% increase in the Adjusted EBITDA contribution of that business.

        Our pipeline of potential targets is robust and acquisitions will remain a significant part of our core growth strategy. We believe we have become a preferred acquisition partner in light of the breadth of services and benefits we can offer.

Strong and Experienced Management Team with Demonstrated Track Record of Performance

        Our senior management team, several of whom are practicing physicians, has extensive public and private sector experience in healthcare. Eleven members of our senior management team have been with us for an average of 16 years and average approximately 19 years in the cancer care industry. These members have been the chief architects behind the Company's growth in revenue from $56.4 million in 1999 to $736.5 million in 2013. In order to capitalize on the opportunities in a consolidating, changing market and leverage our ICC model, we have bolstered our management team with senior level talent in key functional areas such as enterprise management, practice administration, managed care contracting, legal, information technology, acquisition integration and marketing. Management has more than $125 million currently invested in the Company.

Growth Strategy

        Our growth strategy leverages our competitive strengths to provide for long-term enhanced growth.

Capitalize on Organic Growth Opportunities

        The U.S. market for cancer treatment is growing due to the increasing incidence of the disease and a stable reimbursement environment. Over the past five years, there has been a cumulative Medicare rate change of (15%) for freestanding centers in an effort to achieve site-neutral payments between hospital outpatient and freestanding centers. Today, freestanding centers are reimbursed approximately 9% less than hospital outpatient sites for certain treatments, which suggests that the trend of consistent price declines should end, and we should operate in a more constructive pricing environment in the future. Managed care pricing has been stable to positive for the Company as a result of our proactive contracting strategy whereby we emphasize both our integrated local presence and density while demonstrating our services are 14% less on average than hospital services. In addition, we have been successful in reducing volatility by decoupling our managed care contracts tied to Medicare from 22% in 2010 to 7% in 2013. The international market for cancer treatment is growing at a faster rate due to a lower level of treatment penetration relative to the United States, an increasing diagnosis rate, a growing middle class and expanded insurance access. In addition to this market growth, initiatives contributing to our revenue growth include: technology utilization, expansion of our ICC model, physician recruiting and increased patient flow from managed care plans. Detail on each of these organic growth initiatives are presented below. We continue to invest capital and resources behind these initiatives at our existing centers to drive long-term, sustainable growth. Evidence of this is our ability to grow at rates above cancer incidence growth in our ICC markets, which are currently only fully established in 18% of our markets. Our year-over-year domestic same market growth, which excludes new market acquisitions, and despite some volatility in the industry related to prostate treatment protocols, has been 1.4%, 1.0%, 2.0%, and 4.3% in each of the last four years ended December 31, 2013, respectively, for average treatments per day. In addition, international treatments per day has grown approximately 8% from 2010 to 2013. As a result, total global treatments per day have grown from approximately 2,992 in 2010 to approximately 4,150 for the twelve months ended December 31, 2013.

  •
  Technology Utilization—Advancements in radiation treatment technologies expand the types of cancers that are treatable with radiation therapy. Since 2006, the percentage of cancer cases addressed by radiation has grown from approximately 55% to nearly two-thirds. We continue to work on advanced treatments such as our Gamma Function and stereotactic radiosurgery to drive improvements in patient care. For example, our total number of stereotactic radiosurgery treatments in our domestic markets increased from 3,669 in 2011 to 4,864 in the twelve months ended December 31, 2013, representing a 15% compound annual growth rate. These advancements typically provide higher levels of revenue per case. In addition, the increase in availability of and payment for more advanced radiation treatment technologies internationally, coupled with the education of the market on the capabilities and usage of these technologies, should increase our addressable opportunity outside of the U.S.

  •
  Expansion of our ICC Model—Our ICC model generally results in enhanced market density and impact with payers and health systems, allowing us to capture greater treatment volumes and provide a higher level of quality care. When new acquisitions are closed, in addition to realizing immediate cost synergies, we traditionally implement and expand our ICC model in that geographic area to drive long-term organic growth on acquired centers.

  •
  Physician Recruiting—Recruiting and retaining leading physicians who have potential for professional growth can improve our patient census by adding existing patient panels and allowing physicians to expand their patient base. In addition, our physician liaison program informs existing and new referral sources of our clinical capabilities in an effort to increase patient census.

  •
  Increased Patient Flow from Managed Care Plans—We have found that managed care plans often prefer our integrated approach to cancer treatment, consistent adherence to clinical pathways and transparent pricing. As a result, we believe we will see an increasing number of managed care plans looking to contract with us in preferred provider networks in order to direct their patients to us. We expect this trend to accelerate as the trend toward management of healthcare lives increases across payer systems.

Opportunity Resulting from Recently Completed Acquisitions

        Over the year ended December 31, 2013, we completed three material acquisitions resulting in $164 million of acquired revenue which represents 24% of our revenue for the year ended December 31, 2012. We anticipate achieving additional revenue and EBITDA from incremental cost and other synergies from these acquisitions. We expect the recent acquisition of OnCure and investment in SFRO to contribute significantly to our growth. For OnCure, our largest acquisition to date, which closed on October 25, 2013, we have already implemented cost reductions expected to total approximately $13 million on an annual basis as a result of closing OnCure's headquarters and back office functions and transitioning certain centers from the OnCure management model to our provider model. We expect to achieve incremental cost savings, in addition to realizing substantial revenue synergies from improvements in managed care contracting and revenue cycle management, upgrade of technology and equipment at the legacy OnCure centers, implementation of our ICC model and deployment of our Gamma Function in the near future. For example, we expect to deploy our Gamma Function at all existing OnCure centers by the end of 2014, which will likely provide incremental revenue to our business.

        We believe our newest investment in SFRO, which closed on February 10, 2014, is synergistic as a result of the contiguous nature of our markets. SFRO is a leading provider of cancer care services, with 21 radiation therapy treatment facilities and 88 physicians, in the Southeast Florida region. We believe that approximately $7 million of annual synergies will result from optimization of our combined footprint, the rapid deployment of Gamma Function across their very sophisticated technology platform, business office efficiencies and best practices across a clinically strong base of combined physician and management talent. Furthermore, the enhanced market density should provide for increased opportunity for innovation with health systems and payers.

Continue to Pursue Our Acquisition Strategy

        Acquisitions and joint ventures are important parts of our expansion plans, and we have invested in the tools and infrastructure to capitalize on these opportunities to realize low-risk synergies over 12-24 months. We expect to have a $210 million undrawn revolving credit facility in place at the time of the offerings, providing substantial capacity to finance acquisitions. The landscape of radiation therapy and related physician specialists is highly fragmented. In 2013, there were approximately 2,350 locations providing radiation therapy in the United States, of which approximately 1,100 were freestanding, or non-hospital based, treatment centers. Only approximately 25% of freestanding treatment centers are affiliated with the largest three provider networks, with the Company holding approximately 13% of the freestanding market. In a broader trend, it is estimated that there are approximately 793,000 physicians in the United States today, of which 36% remain independent as compared to over 50% a decade ago. The Latin American radiation therapy market is similarly fragmented with most competition coming primarily from hospitals and some smaller local groups.

        For acquisitions, we target centers in our existing markets and new markets that have certificates of need, provide significant market share opportunities and where we can expand our ICC model. The foundation of our acquisition strategy is the implementation of our proven operating model at each of our newly acquired treatment centers. This includes the immediate realization of the benefits of scale and market density we provide, but also includes longer-term growth through our focus on technology and implementation of our ICC model. Our focus includes upgrading existing equipment and technologies, developing ICC relationships, introducing advanced therapies and services, providing clinical expertise and enabling our new physicians and patients to access our broad network of centers, contracts and resources. As a result, since 2010, we have acquired businesses with an aggregate Adjusted EBITDA of approximately $55 million for the trailing twelve months as of the time of acquisition. These acquired businesses now contribute approximately $94 million to our current annual Adjusted EBITDA. This level of improvement in Adjusted EBITDA is typically comprised of cost synergies (20%), technology improvements (20%), revenue cycle management/managed care contracting (27%) and ICC implementation (33%). We believe we have the experience, processes and operating team to continue to achieve these attractive acquisition economics on a go-forward basis. As a result, we currently have a robust acquisition pipeline where we have identified the ability to drive the average acquisition multiple to approximately 3.5x-4.5x pro forma last twelve months Adjusted EBITDA.

Pursue Additional Hospital Partnership Opportunities

        We are focused on expanding our relationships with health systems partners. We believe our investments in the ICC model, new systems and data have uniquely positioned us as a partner of choice to health systems. We believe our current footprint only represents a small portion of this market and, as we gain greater local market scale and penetration of the ICC model, we expect our health system partnership discussions to accelerate. The structure of relationships with heath systems includes: joint ventures, management agreements, professional services agreements and full outsourcing of oncology service lines.

Expand in New and Existing International Markets

        Organic and acquisition growth opportunities for radiation therapy services outside of the United States are driven largely by higher volume growth from strong underlying demographic and healthcare industry trends, an underserved and fragmented market and increased access to and payment for technology in the treatment of cancer. In 2011, we acquired MDLLC, the oldest and largest company in Latin America dedicated to radiation therapy, which has served as a platform for our growth in the region. Since our initial investment in MDLLC in 2009, we acquired six treatment centers and completed seven de novo treatment centers in our international markets. We believe that our international operations provide a faster growth opportunity than in the United States, with MDLLC generating approximately $91 million of revenue and approximately $24 million of Adjusted EBITDA for the year ended December 31, 2013. This represents over a 17% compounded annual growth rate in Adjusted EBITDA since 2009. We continue to pursue de novo centers, acquisitions, joint ventures and hospital partnerships to facilitate expansion in existing and new Latin American markets. Physicians in Latin America frequently use older generation equipment and technologies, such as cobalt machines. There are significant opportunities to transfer modern equipment that is not being utilized in the United States to our Latin American centers, thereby increasing our overall equipment utilization while raising the local market standard of care. This enables us to grow in this market through the deployment of advanced technologies such as IMRT and IGRT, resulting in higher average revenue per treatment, increased profitability and improved patient care.

        In addition to our strategy in Latin America, we will selectively evaluate and pursue expansion in other international markets to further enhance our growth profile and diversify our revenue.

Generate Additional Sources of Revenue from Value Added Services

        Capitalizing on our network, our long history and the breadth of our products and services, we have developed new value added services that we expect to generate additional sources of high-margin revenue outside the third-party reimbursement system. Examples of these value added services include management of the proton beam therapy project in New York, management of the oncology service line at multiple hospital systems, participation in clinical trials, monetization of our historical data and potential licensing of proprietary technology and clinical pathways. Additionally, we have recently launched CarePoint, a global cancer management solution that leverages our core competencies to provide third party administrative management services for payers using our proprietary clinical pathways, data analytical capabilities and established provider network.

Service and Treatment Offerings

        Beginning from a foundation of high-quality radiation therapy centers, we have subsequently developed a clinically integrated network of multiple medical disciplines in order to provide a comprehensive set of cancer care services for our patients. In many markets, we employ medical oncologists, breast surgeons, colorectal surgeons, urologists, gynecologic oncologists and other medical professionals whose surgical and medical skills complement our legacy radiation oncology services to complete the end-to-end care of the cancer patient. By leveraging our clinical data management systems, best practices clinical pathway models and clinical performance metrics developed and refined over many years on the radiation therapy side of the business, we have been able to achieve effective care coordination among these other disciplines and an overall level of medical practice comparable to that observed at the best academic cancer centers in the United States.

        What is particularly unique to our model is its ability to provide a high level of comprehensive and coordinated cancer care in the community setting. Many of our competitors in our markets instead consist of single-specialty practices offering more fragmented care. Further differentiating from our competitors is our capacity in each market to provide a complete selection of advanced radiotherapy services that may otherwise be locally unavailable. In addition, we provide support services including psychological and nutritional counseling as well as transportation assistance (consistent with regulatory guidelines).

        Resulting from our radiotherapy and medical management expertise, we were recently selected as the developer and managing partner of the first proton beam therapy center in New York. Our partners include five of the largest cancer care programs at key local academic institutions including Memorial Sloan-Kettering, Mt. Sinai, Continuum and Montefiore. We anticipate the proton center to be operational in late 2016. In addition, we have started beta testing adaptive radiotherapy, a sophisticated technology that allows for near real-time adaptation of radiation dose delivery to anatomic changes that occur during a treatment course, and have created an internal development group to focus on refining and commercializing this future critical technology.

        Broadly speaking, there are two categories of radiation therapy. External beam therapy involves directing a high-energy x-ray beam generated from a linear accelerator to a patient's tumor. Radiotherapy equipment varies as some devices are better for treating cancers near the surface of the skin and others are better for treating cancers deeper in the body. A course of external beam radiation therapy typically ranges from 10 to 40 treatments and depends on the total radiation dose necessary to achieve a specific therapeutic goal. Internal radiation therapy, also called brachytherapy, involves the placement of a radiation-emitting element within or adjacent to the patient's tumor. Brachytherapy usually requires an operating room procedure for either permanent insertion of the radiation source in the cancerous organ or insertion of thin plastic catheters in and around the diseased organ to allow for temporary placement of a radiation source after which both the source and the tubes are removed from the body. Internal radiation therapy delivers a higher dose of radiation in a shorter time than is possible with external beam treatments. Internal radiation therapy is typically used for cancers of the prostate, cervix, breast, lung and esophagus.

        The following table sets forth in greater detail the forms of radiation therapy treatments and advanced services that we currently offer:

Technologies	Description
External Beam Therapy
Conformal Radiation Therapy	A process of creating a radiation treatment field that matches precisely the size and shape of the intended target tumor or organ. This customization of the treatment to the diseased tissue allows for better sparing of surrounding healthy, unaffected organs than conventional treatment technologies.
Intensity Modulated Radiation Therapy	A process of adjusting the intensity of the radiation beam in addition to shaping the radiation dose to match the size and shape of the treated tumor, resulting in higher degree of precision than conformal therapy. The net clinical result of this technology is the safe delivery of higher, more effective radiation doses to tumors.

Technologies	Description
Stereotactic Radiosurgery	A process of delivering highly precise, high-dose radiation to small tumors. Stereotactic radiosurgery utilizes additional treatment technologies to deliver treatment with greater precision and accuracy than either IMRT or conformal therapy. Historically, stereotactic radiosurgery was used for brain tumors, but recent advancements in imaging and radiation delivery technologies have allowed for expanding applications of this technology to the treatment of extra-cranial cancers.
Internal Radiation Therapy
High-Dose Rate Brachytherapy	Enables radiation oncologists to treat cancer by internally delivering high doses of radiation directly to the cancer using temporarily implanted radioactive elements.
Low-Dose Rate Brachytherapy	Enables radiation oncologists to treat cancer by internally delivering doses of radiation directly to the cancer over an extended period of time using permanently implanted radioactive elements (such as prostate seed implants).
Advanced Services Used with External Beam Therapies
Image Guided Radiation Therapy	Enables radiation oncologists to utilize x-ray imaging at the time of treatment to identify the exact position of the tumor within the patient's body and adjust the radiation beam to that position for better accuracy of treatment delivery.
Gamma Function	A proprietary capability that for the first time enables measurement of the actual amount of radiation dose delivered during a treatment. Gamma Function also enables the verification of radiation delivery and the comparison to the physician prescription and treatment plans. Furthermore, it provides the physician with actionable information to adjust for changes in tumor size and location and ensures immediate feedback for adaption of future treatments as well as for quality assurance.
Respiratory Gating	Coordinates treatment beam activation with the respiratory motion of the patient, thereby permitting accurate delivery of radiation dosage to a tumor that moves with breathing, such as lung and liver cancers.
Operating Technologies Under Development
Proton Therapy	Form of radiation treatment that utilizes subatomic particles instead of x-rays and can achieve better radiation sparing of surrounding normal organs.
Adaptive Radiotherapy	A novel approach to radiation therapy that is currently under development at the Company and a small number of academic medical centers. Adaptive radiotherapy is a process that will automatically trigger a new treatment plan during the course of therapy in order to adapt to anatomic changes that occur to the tumor. For example, as a tumor shrinks during treatment, adaptive radiotherapy will respond by generating a new treatment plan customized to the smaller tumor and further spare radiation exposure of nearby healthy organs.

        All of our markets provide external beam treatments and following is a list of the advanced services and treatments that we offer within each of our U.S. local markets as of December 31, 2013:

								Stereotactic		Brachytherapy
Local market	Year Established	Number of Centers	IMRT	3-D	Gamma	Gating	IGRT	Cranial	Extra- Cranial	High Dose	Low Dose
Lee County, Florida	1983	6	✓	✓	✓	✓	✓	✓	✓	✓	✓
Charlotte/Desoto Counties, Florida	1986	2	✓	✓	✓	✓	✓	✓	✓	✓
Sarasota/Manatee Counties, Florida	1992	11	✓	✓	✓	✓	✓	✓	✓	✓
Collier County, Florida	1993	4	✓	✓	✓	✓	✓	✓	✓	✓
Broward County, Florida	1993	7	✓	✓	✓	✓	✓	✓	✓	✓
Las Vegas, Nevada	1997	4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Westchester/Bronx, New York	1997	3	✓	✓	✓		✓		✓	✓	✓
Mohawk Valley, New York	1998	2	✓	✓	✓		✓	✓	✓	✓
Delmarva Peninsula	1998	2	✓	✓	✓		✓	✓	✓	✓
Northwest Florida	2001	3	✓	✓	✓	✓	✓	✓	✓	✓
Western North Carolina	2002	10	✓	✓	✓		✓	✓	✓	✓
Palm Beach County, Florida	2002	1	✓	✓	✓		✓			✓
Central Kentucky	2003	4	✓	✓	✓	✓	✓	✓	✓	✓
Florida Keys	2003	1	✓	✓	✓		✓	✓	✓	✓
Southeastern Alabama	2003	2	✓	✓	✓	✓	✓	✓	✓	✓
South New Jersey	2004	4	✓	✓	✓		✓			✓
Rhode Island	2004	3	✓	✓	✓		✓			✓
Central Arizona	2005	5	✓	✓	✓	✓	✓	✓	✓	✓	✓
Central Maryland	2005	6	✓	✓	✓	✓	✓	✓	✓	✓
Central Massachusetts	2005	2	✓	✓	✓		✓
Palm Springs, California	2005	4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Southern California	2006	5	✓	✓	✓	✓	✓		✓	✓	✓
Southeastern Michigan	2006	6	✓	✓	✓	✓	✓	✓	✓	✓
Miami/Dade County, Florida	2007	1	✓	✓	✓	✓	✓	✓	✓	✓
Northern California	2007	6	✓	✓	✓	✓	✓	✓		✓	✓
Eastern North Carolina	2007	3	✓	✓	✓		✓		✓	✓
Northeast Florida	2008	6	✓	✓	✓		✓		✓
South Carolina	2010	1	✓	✓	✓	✓	✓	✓	✓	✓
Central Florida	2013	3	✓				✓
Central California	2013	9	✓	✓	✓	✓	✓	✓	✓	✓	✓
Indiana	2013	4	✓	✓	✓	✓	✓	✓	✓	✓

Total		130

        All of our international markets provide external beam treatments and following is a list of the advanced services and treatments that we offer within international markets as of December 31, 2013:

								Stereotactic		Brachytherapy
International	Year Established	Number of Centers	IMRT	3-D	Gamma	Gating	IGRT	Cranial	Extra- Cranial	High Dose	Low Dose
Argentina	2011	25	✓	✓			✓	✓		✓	✓
Costa Rica	2011	2	✓	✓
Dominican Republic	2011	2	✓	✓			✓	✓		✓
El Salvador	2011	1	✓	✓
Guatemala	2011	1	✓	✓				✓
Mexico	2011	2	✓	✓			✓

		33

Properties

        Our executive and administrative offices are located in Fort Myers, Florida. These offices contain approximately 79,000 square feet of space. These offices will be adequate for our current primary needs, but we also believe that we will require significant additional space to meet our future needs and such future expansion is in the preliminary stages.

        Our radiation treatment centers typically range in size from 5,000 to 12,000 square feet. As of December 31, 2013 we provided radiation therapy services in 163 treatment centers in 16 states and in Latin America, Central America, Mexico, and the Caribbean. We own the real estate on which three of our treatment centers are located. We lease land and space at 152 treatment center locations, of which in 37 of these locations, certain of our directors, executive officers and equityholders have an ownership interest. These leases expire at various dates between 2014 and 2044 and 98 of these leases have one or more renewal options of five or 10 years. Also, eight of our treatment center locations are operated pursuant to professional and other service arrangements. We consider all of our offices and treatment centers to be well-suited to our present requirements. However, as we expand to additional treatment centers, or where additional capacity is necessary in a treatment center, additional space will be obtained where feasible. The following list summarizes the number of radiation treatment centers operated in each state, country, or region:

State/Country/Region	Treatment Centers	State/Country/Region	Treatment Centers
Alabama	2	North Carolina	13
Arizona	5	Rhode Island	3
California	24	South Carolina	1
Florida	45	West Virginia	3
Indiana	4	Argentina	25
Kentucky	4	Costa Rica	2
Maryland	5	Dominican Republic	2
Massachusetts	2	El Salvador	1
Michigan	6	Guatemala	1
Nevada	4	Mexico	2
New Jersey	4
New York	5	Total	163

Operations

        We have 30 years of experience operating radiation treatment centers and over time have increasingly affiliated with physicians and other cancer care specialists. We have developed an integrated operating model, which is comprised of the following key elements:

Treatment Center Operations

        Our treatment centers are designed to deliver high-quality radiation therapy in a patient-friendly environment. A treatment center typically has one or two linear accelerators, with additional rooms for simulators, CT scans, physician offices, film processing and physics functions. In addition, treatment centers include a patient waiting room, dressing rooms, exam rooms and hospitality rooms, all of which are designed to minimize patient discomfort. As of December 31, 2013, in 22 of our treatment centers other cancer care specialists are co-located with our radiation therapy specialists. The remainder of our affiliated or employed non-radiation therapy physicians operate their practice with the relevant technical and clinical resources necessary to their disciplines.

        Cancer patients referred to one of our radiation oncologists are provided with an initial consultation, which includes an evaluation of the patient's condition to determine if radiation therapy is appropriate, followed by a discussion of the effects of the therapy. If radiation therapy is selected as a method of treatment, the medical staff engages in clinical treatment planning. Clinical treatment planning utilizes x-rays, CT imaging, ultrasound, PET imaging and, in many cases, advanced computerized conformal imaging programs, in order to locate the tumor, determine the best treatment modality and the treatment's optimal radiation dosage, and select the appropriate treatment regimen.

        Our radiation treatment centers typically range from 5,000 to 12,000 square feet, have a radiation oncologist and a staff ranging between ten and 25 people, depending on treatment center capacity and patient volume. The typical radiation therapy treatment center staff includes: radiation therapists, who deliver the radiation therapy, medical assistants or medical technicians, an office financial manager, receptionist, transcriptionist, block cutter, file clerk and van driver. In markets where we have more than one treatment center, we can more efficiently provide certain specialists to each treatment center, such as physicists, dosimetrists and engineers who service the treatment centers within that local market.

Standardized Operating Procedures

        We have developed standardized operating procedures for our treatment centers in order to ensure that our professionals are able to operate uniformly and efficiently. Our manuals, policies and procedures are refined and modified as needed to increase productivity and efficiency and to provide for the safety of our employees and patients. We believe that our standard operating procedures facilitate the interaction of physicians, physicists, dosimetrists, radiation therapists and other employees and permit the interchange of employees among our treatment centers. In addition, standardized procedures facilitate the training of new employees. The quality of our operating and related quality assurance procedures has been recognized by the accrediting bodies in our field, namely the American College of Radiology and the American College of Radiation Oncology.

Coding and Billing

        Coding involves the translation of data from a patient's medical chart to our billing system for submission to third-party payers. Our treatment centers provide radiation therapy services under approximately 60 different professional and technical codes, which determine reimbursement. Our Chief Medical Officer and Chief Compliance Officer along with our certified professional coders work together to establish coding and billing rules and procedures to be utilized at our radiation treatment centers providing consistency across centers. In each treatment center, our certified coders are in charge of executing these rules and procedures with the trained personnel located at each treatment center. To provide an external check on the integrity of the coding process, we conduct internal audits and have also retained the services of a third-party consultant to review and assess our coding procedures and processes on a periodic basis. Billing and collection functions are centrally performed by staff at our executive offices. This allows us to acquire and develop radiation oncology as well as other ICC practices with limited additional resources. Additionally, in an effort to improve collection of patient receivables, we have increased efforts to confirm patient eligibility with payers, verify specific insurance coverage, and facilitate individual payment plans.

Management Information Systems

        We utilize centralized management information systems to closely monitor data related to each treatment center's operations and financial performance. Our management information systems are used to track patient data, physician productivity and coding, as well as billing functions. Our management information systems also provide monthly budget analyses, financial comparisons to prior periods and comparisons among treatment centers, thus enabling management to evaluate the individual and collective performance of our treatment centers. We developed a proprietary image and text retrieval system referred to as the Oncology Wide-Area Network ("OWAN"), which facilitates the storage and review of patient medical charts and films. We periodically review our management information systems for possible refinements and upgrading. Our management information systems personnel install and maintain our system hardware, develop and maintain specialized software and are able to integrate the systems of the practices we acquire.

Maintenance and Physics Departments

        We have established maintenance and physics departments which implement standardized procedures for the acquisition, installation, calibration, use, maintenance and replacement of our linear accelerators, simulators and related equipment, as well as to the overall operation of our treatment centers. Our engineers, in conjunction with manufacturers' representatives, perform preventive maintenance, repairs and installations of our linear accelerators. This enables our treatment centers to ensure quality, maximize equipment productivity and minimize downtime. In addition, the maintenance department maintains a warehouse of linear accelerator parts in order to provide equipment backup. Our physicists monitor and test the accuracy and integrity of each of our linear accelerators on a regular basis to ensure the safety and effectiveness of patient treatment. This testing also helps ensure that the linear accelerators are uniformly and properly calibrated. Independent machine verifications are done annually using the services provided by the M.D. Anderson Radiation Physics Center to confirm proper calibrations. This allows us to reduce down time, complete preventative maintenance, and improve reliability in a cost effective manner, including in our Latin American operations.

Total Quality Management Program

        We strive to achieve total quality management throughout our organization. Our treatment centers, either directly or in cooperation with the appropriate professional corporation or hospital, have a standardized total quality management program consisting of programs to monitor the design of the individual treatment of the patient via the evaluation of charts by radiation oncologists, physicists, dosimetrists and radiation therapists and for the ongoing validation of radiation therapy equipment. Each of our new radiation oncologists is assigned to a senior radiation oncologist who reviews each patient's course of treatment through the patient's medical chart using our OWAN. Furthermore, the data in our patient database is used to evaluate patient outcomes and to modify treatment patterns as necessary to improve patient care. We also utilize patient questionnaires to monitor patient satisfaction with the care that they receive. Using the data from these questionnaires, as well as third-party data, we assign each of our physicians and centers a patient satisfaction score, which helps us identify opportunities for improvement and better understand best practices within our treatment centers.

Clinical Research

        We believe that a well-managed clinical research program enhances the reputation of our physicians and our ability to recruit new cancer specialists. Our treatment centers participate in national cooperative group trials and we have a full-time, in-house research staff to assure compliance with such trials and to perform related outcome analyses. We maintain a proprietary database of information on over 146,000 patients. The data collected includes tumor characteristics such as stage, histology and grade, radiation treatment parameters, other treatments delivered and complications. This data can be used to conduct research, measure quality outcomes and improve patient care. We have also been able to capitalize on the sale of our data to other related disciplines. These research and outcome studies often are presented at international conferences and published in trade journals. Through 2012, our radiation oncologists have published approximately 720 articles in peer-reviewed journals and related periodicals.

Payer Contracting

        In an effort to enhance and improve our relationships with managed care and commercial payers, we have added management resources with experience in payer contracting. As a result, we have been able to improve contract terms and increase payment rates in many cases. In addition, we have developed an episode of care or bundled payment agreement with Humana and are working to develop similar arrangements with other payers. We believe these innovative payment approaches will improve alignment and increase our business opportunities with these payers.

CarePoint

        CarePoint offers a comprehensive suite of cancer management solutions to insurers, providers, employers and other entities that are financially responsible for the health of defined populations. With proven capabilities to manage medical, radiation and surgical oncology care across the entire continuum of settings, CarePoint represents a unique offering in the health services marketplace. Advanced technology and third-party administrator services, cost management solutions and a focused oncology-specific clinical model enable CarePoint to improve quality and reduce total oncology cost of care for its clients. CarePoint tailors its solutions to the needs of each customer and provides assistance through full-risk transfer, "a la carte" administrative services only packages or hybrid models. Regardless of the engagement model, CarePoint drives clinical and financial results in a provider supportive approach that benefits management firms and other entities are often not able to achieve.

Educational Initiatives

        In 1989, we founded The Radiation Therapy School for Radiation Therapy Technology, which is accredited by the Joint Review Committee on Education in Radiologic Technology. The school trains individuals to become radiation therapists. Upon graduation, students become eligible to take the national registry examination administered by the American Registry of Radiologic Technologists. Radiation therapists are responsible for administering treatments prescribed by radiation oncologists and monitoring patients while under treatment. Since opening in 1989, the school has produced 155 graduates, 79 of whom are currently employed by us.

        Recognizing a growing need for individuals trained in treatment planning, we founded a Training Program for Medical Dosimetry in 2005. As of December 31, 2013, a total of 29 trainees/prospective students have completed or are in the process of completing the program in dosimetry.

        In addition, we have an affiliated physics program with the University of Pennsylvania to provide internship training sites for their Masters and PhD programs in Medical Physics.

Privacy of Medical Information

        We focus on being compliant with regulations under HIPAA, regarding privacy, security and transmission of health information. We have implemented such regulations into our existing systems, standards and policies to ensure compliance.

Compliance Program

        We have a compliance program that is consistent with guidelines issued by the OIG. As part of this compliance program, we adopted a code of ethics and have a full-time compliance officer at the corporate level. Our program includes an anonymous hotline reporting system, compliance training programs, auditing and monitoring programs and a disciplinary system to enforce our code of ethics and other compliance policies. It also includes a process for screening all employees through applicable federal and state databases of sanctioned individuals. Auditing and monitoring activities include claims preparation and submission and also cover issues such as coding, billing, regulatory compliance and financial arrangements with physicians. These areas are also the focus of our specialized training programs.

Treatment Centers

        As of December 31, 2013, we owned, operated and managed 163 treatment centers in our 6 domestic divisions and our international markets of which:

  •
  38 were internally developed;

  •
  117 were acquired (including two which were transitioned from professional/other to freestanding); and

  •
  eight are operated under professional and other service arrangements.

        Of the 163 total centers, 41 are operated in partnership with health systems and other clinics and community-based sites. In the United States, 32 of these centers are either based on a hospital campus or affiliated with a hospital system, and in Central and South America, nine of these centers are either based on a hospital campus or affiliated with a hospital system.

Internally Developed

        As of December 31, 2013, we operated 38 internally developed treatment centers located in Alabama, Argentina, Arizona, California, El Salvador, Florida, Massachusetts, Michigan, Nevada, New Jersey, New York and Rhode Island. In 2009, we developed new treatment centers in Hammonton, New Jersey; Indio, California; Fort Myers, Florida; Southbridge, Massachusetts; Gilbert, Arizona; Providence, Rhode Island and Yucca Valley, California and in the first half of 2010, we opened de novo treatment centers in Pembroke Pines, Florida and El Segundo, California. In March 2011, we completed a de novo treatment center in El Salvador and in August 2011, we opened a replacement de novo radiation treatment facility in Alabama. In August 2012, we completed a de novo radiation treatment facility in Argentina. In February 2013, we completed a de novo treatment center in Troy, Michigan and during September 2013, we opened a de novo treatment center in Argentina. Our team is experienced in the design and construction of radiation treatment centers, having developed five treatment centers in the past three years ended December 31, 2013. Our newly developed treatment centers typically achieve positive cash flow within six to fifteen months after opening.

Acquired Treatment Centers

        As of December 31, 2013, we operated 117 acquired treatment centers (including two which were transitioned from professional/other to freestanding) located in Alabama, Arizona, California, Florida, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Carolina, South Carolina and West Virginia, including 31 acquired treatment centers in South America, Central America, Mexico and the Caribbean. Since January 1, 2011, we have acquired 69 treatment centers of which 32 were acquired in 2011, two were acquired in 2012 and 35 were acquired in 2013. We plan to continue to enter new markets through the acquisition of established treatment centers from time to time. As part of our ongoing acquisition strategy, we continually evaluate potential acquisition opportunities.

Professional and Other Group Treatment Centers

        As of December 31, 2013, we operated eight of our treatment centers pursuant to professional and other service arrangements. We provide services at all of our professional/other treatment centers pursuant to written agreements with hospitals. A professional corporation owned by certain of our equityholders provides the radiation oncologists for our professional/other treatment centers in Mohawk Valley—New York. In connection with certain of our professional/other treatment center services, we provide technical and administrative services. Professional services in our North Carolina professional/other center are provided by physicians employed by a professional corporation owned by certain of our officers, directors and equityholders. Professional services consist of services provided by radiation oncologists to patients. Technical services consist of the non-professional services provided by us in connection with radiation treatments administered to patients. Administrative services consist of services provided by us to the professional/other center. The contracts under which the professional/other treatment centers are provided service are generally three to seven years with terms for renewal.

Treatment Center Structure

Alabama, Arizona, Florida, Kentucky, Maryland, New Jersey, Rhode Island, South Carolina and West Virginia Treatment Centers

        In Alabama, Arizona, Florida, Kentucky, Maryland, New Jersey, Rhode Island, South Carolina and West Virginia, we employ or contract with radiation oncologists and other healthcare professionals. Substantially all of our radiation oncologists in these states have employment agreements or other contractual arrangements with us. While we exercise legal control over radiation oncologists we employ, we do not exercise control over, or otherwise influence, their medical judgment or professional decisions. Such radiation oncologists typically receive a base salary, fringe benefits and may be eligible for an incentive performance bonus. In addition to compensation, we provide our radiation oncologists with uniform benefit plans, such as disability, retirement, life and group health insurance and medical malpractice insurance. The radiation oncologists are required to hold a valid license to practice medicine in the jurisdiction in which they practice and, with respect to inpatient or hospital services, to become a member of the medical staff at the contracting hospital with privileges in radiation oncology. We are responsible for billing patients, hospitals and third-party payers for services rendered by our radiation oncologists. Most of our employment agreements prohibit the physician from competing with us within a defined geographic area and prohibit solicitation of our radiation oncologists, other employees or patients for a period of one to two years after termination of employment.

California, Massachusetts, Michigan, Nevada, New York and North Carolina Treatment Centers

        Many states, including California, Massachusetts, Michigan, Nevada, New York and North Carolina prohibit us from employing radiation oncologists. As a result, we operate our treatment centers in such states pursuant to administrative services agreements between professional corporations and our wholly owned subsidiaries. In the states of California, Massachusetts, Michigan, Nevada, New York and North Carolina, our treatment centers are operated as physician office practices. We typically provide technical services to these treatment centers in addition to our administrative services. For the years ended December 31, 2011, 2012 and 2013 approximately 18.0%, 19.4% and 18.4% of our net patient service revenue, respectively, was generated by professional corporations with which we have administrative services agreements. The professional corporations with which we have administrative services agreements in California, Massachusetts, Michigan, Nevada, New York and North Carolina are owned by certain of our directors, physicians and equityholders, who are licensed to practice medicine in the respective state.

        Our administrative services agreements generally obligate us to provide certain treatment centers with equipment, staffing, accounting services, billing and collection services, management, technical and administrative personnel and assistance in managed care contracting. Our administrative services agreements provide for the professional corporations to pay us a monthly service fee, which represents the fair market value of our services. It also provides for the parties to meet annually to reevaluate the value of our services and establish the fair market value. In California, Massachusetts, and Nevada, we are paid a fee based upon a fixed percentage of global revenue. In Michigan, we are paid a fee based upon a fixed percentage of net income. In New York and North Carolina, we are paid a fixed fee per procedure. The terms of our administrative services agreements with professional corporations range from 20 to 25 years and typically renew automatically for additional five-year periods. Under related agreements in certain states, we have the right to designate purchases of shares held by the physician owners of the professional corporations to qualified individuals under certain circumstances.

        Our administrative services agreements contain restrictive covenants that preclude the professional corporations from hiring another management services organization for some period after termination. The professional corporations are parties to employment agreements with the radiation oncologists. The terms of these employment agreements typically range from three to five years depending on the physician's experience.

        As a result of the OnCure Acquisition, in several markets we rely on physician practices to provide our services. Following our acquisition of OnCure, we assumed the MSAs previously in place between OnCure and most of its managed practices, which excluded certain of the MSAs that were rejected in the OnCure bankruptcy proceeding, with all but five of the affected centers becoming either a direct Company provider or placed under a new MSA with a practice that was previously affiliated with us. Under the MSAs, OnCure provides the necessary medical and office equipment, clinical and operating staff (other than physicians) and office space and leasehold improvements, as well as general management and billing/collection services, in exchange for a management fee based on a percentage of the practice's revenues or EBITDA. The MSAs generally run for a term of ten years or longer with either party having the right to renew. Upon the termination or expiration of an MSA, OnCure retains the ownership of the office space and medical and office equipment, as well as the right to operate the center with a different medical provider. While there are certain reciprocal non-compete obligations, such obligations generally terminate upon the termination of the MSA.

Networking

        Our radiation oncologists are primarily referred to patients by: primary care physicians, medical oncologists, surgical oncologists, urologists, pulmonologists, neurosurgeons and other physicians within the medical community. Our radiation oncologists are expected to actively develop their referral base by establishing strong clinical relationships with referring physicians. Our radiation oncologists develop these relationships by describing the variety and advanced nature of the therapies offered at our treatment centers, by providing seminars on advanced treatment procedures and by involving the referring physicians in those advanced treatment procedures. Patient referrals to our radiation oncologists also are influenced by managed care organizations with which we actively pursue contractual agreements.

        In 2010, we implemented a physician liaison program whereby such personnel inform both potential and existing referring physicians about the variety and advanced nature of the radiation therapy services our affiliated radiation oncologists can offer to their patients. Our physician liaison program has grown from three physician liaisons in 2010 to 31 as of December 31, 2013.

Employees

        As of December 31, 2013, we employed approximately 3,880 employees, including approximately 777 employees in our international markets. As of December 31, 2013, we were affiliated with 156 radiation oncologists in the United States that were employed or under contract with us or our affiliated professional corporations. We do not employ any radiation oncologists in California, Massachusetts, Michigan, Nevada, New York or North Carolina due to the laws and regulations in effect in these states. None of our employees in our domestic markets are a party to a collective bargaining agreement and we consider our relationships with our employees to be good. Approximately 410 employees in our international markets are covered by a collective bargaining agreement with the Health Care Providers Union corresponding to the agreement N° 108/75. The agreement does not have a fixed term, although payment increase is negotiated every year by the labor union. There currently is a nationwide shortage of radiation oncologists and other medical support personnel, which makes recruiting and retaining these employees difficult. We provide competitive wages and benefits and offer our employees a professional work environment that we believe helps us recruit and retain the staff we need to operate and manage our treatment centers. In addition to our radiation oncologists, we currently employ in the United States, 124 urologists, 35 surgeons and surgical oncologists, 25 medical oncologists and seven gynecological and other oncologists, four pathologists, two pulmonologists, three dermatologists and four primary care physicians whose practices complement our business in eight markets in Florida as well as our Arizona, California, Michigan, New Jersey, New York, North Carolina, Rhode Island and South Carolina local markets.

Seasonality

        Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to fluctuate. Many of the patients of our Florida treatment centers are part-time residents in Florida during the winter months. Hence, these treatment centers have historically experienced higher utilization rates during the winter months than during the remainder of the year. In addition, volume is typically lower in the summer months due to traditional vacation periods. As of December 31, 2013, 45 of our 130 U.S. radiation treatment centers are located in Florida.

Insurance

        We are subject to claims and legal actions in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts we believe are sufficient for our operations. We maintain professional malpractice liability insurance that provides primary coverage on a claims-made basis per incident and in annual aggregate amounts. Our professional malpractice liability insurance coverage is provided by an insurance company owned by certain of our directors, executive officers and equityholders. The malpractice insurance provided by this insurance company varies in coverage limits for individual physicians. The insurance company also carries excess claims-made coverage through Lloyd's of London. In addition, we currently maintain multiple layers of umbrella coverage through our general liability insurance policies. We maintain Directors and Officers liability insurance.

Competition

        The cancer care market is highly fragmented and our business is highly competitive. Competition may result from other radiation oncology practices, solo practitioners, companies in other healthcare industry segments, large physician group practices or radiation oncology physician practice management companies, hospitals and other operators of other radiation treatment centers, some of which may have greater financial and other resources than us. We believe our radiation treatment centers are distinguishable from those of many of our competitors because we offer patients a full spectrum of advanced radiation therapy options that are not otherwise available in certain geographies or offered by other providers, and which are administered by highly trained personnel and leading radiation oncologists.

Intellectual Property

        We have not registered our service marks or any of our logos with the U.S. Patent and Trademark Office. However, some of our service marks and logos may be subject to other common law intellectual property rights. We do not hold any patents. We own the rights to a copyright that protects the content of our Gamma Function software code.

        To date, we have not relied heavily on patents or other intellectual property in operating our business. Nevertheless, some of the information technology purchased or used by us may be patented or subject to other intellectual property rights. As a result, we may be found to be, or actions may be brought against us alleging that we are, infringing on the trademark, patent or other intellectual property rights of others, which could give rise to substantial claims against us. In the future, we may wish to obtain or develop trademarks, patents or other intellectual property. However, other practices and public entities, including universities, may have filed applications for (or have been issued) trademarks, patents or other intellectual property rights that may be the same as or similar to those developed or otherwise obtained by us or that we may need in the development of our own intellectual property. The scope and validity of such trademark, patent and other intellectual property rights, the extent to which we may wish or need to acquire such rights and the cost or availability of such rights are presently unknown. In addition, we cannot provide assurance that others will not obtain access to our intellectual property or independently develop the same or similar intellectual property to that developed or otherwise obtained by us.

Government Regulations

        The healthcare industry is highly regulated and the federal and state laws that affect our business are extensive and subject to frequent changes. Federal law and regulations are based primarily upon the Medicare and Medicaid programs, each of which is financed, at least in part, with federal money. State jurisdiction is based upon the state's authority to license certain categories of healthcare professionals and providers, the state's interest in regulating the quality of healthcare in the state, regardless of the source of payment, and state healthcare programs. The significant federal and state regulatory laws that could affect our ability to conduct our business include without limitation those regarding:

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  false and other improper claims;

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  HIPAA;

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  civil monetary penalties law;

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  privacy, security and code set regulations;

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  anti-kickback laws;

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  the Stark Law and other self-referral and financial inducement laws;

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  fee-splitting;

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  corporate practice of medicine;

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  antitrust;

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  licensing; and

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  certificates of need.

        A violation of these laws could result in significant civil and criminal penalties, the refund of monies paid by government and/or private payers, exclusion of the physician, the practice or us from participation in Medicare and Medicaid programs and/or the loss of a physician's license to practice medicine. We exercise care in our efforts to structure our arrangements and our practices to comply with applicable federal and state laws. We have an Audit and Compliance Committee and a Corporate Compliance Program in place to review our practices and procedures. Although we believe we are in material compliance with all applicable laws, these laws are complex and a review of our practices by a court, or law enforcement or regulatory authority could result in an adverse determination that could harm our business. Furthermore, the laws applicable to us are subject to change, interpretation and amendment, which could adversely affect our ability to conduct our business. No assurance can be given that we will be able to comply with any future laws or regulations.

        We estimate that approximately 48%, 45% and 45% of our U.S. net patient service revenue for 2011, 2012 and 2013, respectively, consisted of reimbursements from Medicaid and Medicare government programs. In addition, Medicare Advantage represents approximately 13% of our 2013 U.S. net patient service revenue. In order to be certified to participate in the Medicare and Medicaid programs, each provider must meet applicable conditions of participation and regulations relating to, among other things, operating policies and procedures, maintenance of equipment, personnel, standards of medical care and compliance with applicable federal, state and local laws. Our treatment centers are certified to participate in the Medicare and Medicaid programs.

Federal Law

        Unless otherwise specified, the federal healthcare laws described in this section apply in any case in which we are providing an item or service that is reimbursable under government healthcare programs, including Medicare or Medicaid. The principal federal laws that affect our business include those that prohibit the filing of false or improper claims with government healthcare programs, those that prohibit unlawful inducements for the referral or generation of business reimbursable under Medicare or Medicaid and those that prohibit the provision of certain services by an entity that has a financial relationship with the referring physician.

False and Other Improper Claims

        Under the federal False Claims Act, the government may fine us if we knowingly submit, or participate in submitting, any claims for payment that are false or fraudulent, or that contain false or misleading information, or if we knowingly conceal or knowingly and improperly avoid or decrease an obligation to pay or transmit money or property to the government. An "obligation" includes an established duty arising from an express or implied contractual arrangement, from statute or regulation, or from the retention of an overpayment. Knowingly making or using a false record or statement to receive payment from the federal government or to improperly retain payment is also a violation. The False Claims Act does not require proof of specific intent to defraud: a provider can be found liable for submitting false claims with actual knowledge or with reckless disregard or deliberate ignorance of such falseness.

        A False Claims lawsuit may be brought by the government or by a private individual by means of a "qui tam" action. A whistleblower shares in the proceeds of the case, typically being awarded between 15 and 25 percent of the proceeds. Such lawsuits have increased significantly in recent years. In addition, the federal government has engaged a number of nongovernmental-audit organizations to assist it in tracking and recovering false claims for healthcare services.

        If we were ever found to have violated the False Claims Act, we would likely be required to make significant payments to the government (including treble damages and per claim penalties in addition to the reimbursements previously collected) and could be excluded from participating in Medicare, Medicaid and other government healthcare programs. Many states have similar false claims statutes. Healthcare fraud is a priority of the U.S. Department of Justice, the OIG and the Federal Bureau of Investigation which continue to devote a significant amount of resources to investigating healthcare fraud. State Medicaid agencies also have similar fraud and abuse authority, and many states have enacted laws similar to the federal False Claims Act. Certain of our individual facilities have received, and other facilities may receive, inquiries from federal and state agencies related to potential False Claims Act liability. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our financial position, results of operations and liquidity.

        While the criminal statutes generally are reserved for instances evidencing fraudulent intent, the civil and administrative penalty statutes are applied to an increasingly broad range of circumstances. Examples of activities giving rise to false claims liability include, without limitation, billing for services not rendered, billing for services not rendered in compliance with complex Medicare and Medicaid regulations and guidance, misrepresenting services rendered (i.e., miscoding) and application for duplicate reimbursement. Additionally, the federal government has taken the position that claiming reimbursement for unnecessary or substandard services violates these statutes if the claimant should have known that the services were unnecessary or substandard. An entity may also be subjected to False Claims Act liability for violations of the federal anti-kickback statute or the Stark Law.

        Criminal penalties also are available in the case of claims filed with private insurers if the federal government shows that the claims constitute mail fraud or wire fraud or violate a number of federal criminal healthcare fraud statutes. A civil action may also be pursued under state insurance fraud statutes, in the case of claims filed with private insurers.

        We believe our billing and documentation practices comply with applicable laws and regulations in all material respects. We submit thousands of reimbursement claims to Medicare and Medicaid each year, however, and therefore can provide no assurance that our submissions are free from errors. Although we monitor our billing practices for compliance with applicable laws, such laws are very complex and the regulations and guidance interpreting such laws are subject to frequent changes and differing interpretations.

HIPAA Criminal Penalties

        HIPAA imposes criminal penalties for fraud against any healthcare benefit program and for obtaining money or property from a healthcare benefit program through false pretenses. HIPAA also provides for broad prosecutorial subpoena authority and authorizes certain property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the OIG to exclude participants from federal healthcare programs. If the government were to seek any substantial penalties against us pursuant to these provisions, such an action could have a material adverse effect on us.

HIPAA Civil Penalties

        HIPAA broadened the scope of certain fraud and abuse laws by adding several civil statutes that apply to all healthcare services, whether or not they are reimbursed under a federal healthcare program. HIPAA established civil monetary penalties for certain conduct, including upcoding and billing for medically unnecessary goods or services.

HIPAA Administrative Simplifications

        The federal regulations issued under HIPAA contain provisions that:

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  protect individual privacy by limiting the uses and disclosures of individually identifiable health information;

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  require notifications to individuals, and in certain cases to government agencies and the media, in the event of a breach of unsecured protected health information;

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  require the implementation of administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

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  prescribe specific transaction formats and data code sets for certain electronic healthcare transactions.

        If we fail to comply with HIPAA, we may be subject to civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation per calendar year on behalf of residents of his or her state.

        The DHHS has discretion in setting the amount of a civil monetary penalty ("CMP"), and may waive it entirely for violations due to reasonable cause and not willful neglect if the payment would be excessive relative to the violation. The regulations also provide for an affirmative defense if a covered entity can show that the violation was not due to willful neglect and was corrected within the 30-day grace period or an additional period deemed appropriate by the DHHS. Reasonable cause means an act or omission in which a covered entity or business associate knew, or by reasonable diligence would have known, that the act or omission was a HIPAA violation, but one in which the covered entity or business associate did not act with willful neglect. Willful neglect is defined as conscious, intentional failure or reckless indifference to the obligation to comply. The factors to be considered in determining the amount of the penalty include the nature and circumstances of the violation, the degree of culpability, the history of other violations, and the extent of the resulting harm.

        The HIPAA regulations related to privacy establish comprehensive federal standards relating to the use and disclosure of protected health information. The privacy regulations establish limits on the use and disclosure of protected health information, provide for patients' rights, including rights to access, request amendment of, and receive an accounting of certain disclosures of protected health information, and require certain safeguards for protected health information. In general, the privacy regulations do not supersede state laws that are more stringent or grant greater privacy rights to individuals. We believe our operations are in material compliance with the privacy regulations, but there can be no assurance that the federal government would agree.

        Effective September 23, 2009, HIPAA requires that individuals be notified without unreasonable delay and within 60 days of their protected health information having been inappropriately accessed, acquired or disclosed. Depending on the number of individuals affected by such a breach, notification may be required to the media and federal government as well. The regulations prescribe the method and form of the required notices. Civil penalties up to $50,000 per violation with a maximum of $1.5 million per year may attach to failures to notify.

        The Omnibus HIPAA Rule, published on January 25, 2013 and now effective, imposed significant additional obligations and liability on business associates. Business associates are now directly obligated to adhere to the HIPAA Security Rule and certain provisions of the HIPAA Privacy and Breach Notification Rules, such that violations of these rules can be enforced by the government directly against the business associate.

        The HIPAA security regulations establish detailed requirements for safeguarding protected health information that is electronically transmitted or electronically stored. Some of the security regulations are technical in nature, while others may be addressed through policies and procedures. We believe our operations are in material compliance with the security regulations, but there can be no assurance that the federal government would agree.

        The HIPAA transaction standards regulations are intended to simplify the electronic claims process and other healthcare transactions by encouraging electronic transmission rather than paper submission. These regulations provide for uniform standards for data reporting, formatting and coding that we must use in certain transactions with health plans. We believe our operations comply with these standards, but there can be no assurance that the federal government would agree.

        Although we believe that we are in material compliance with these HIPAA regulations with which compliance is currently required, we cannot guarantee that the federal government would agree. Furthermore, additional changes to the HIPAA regulations are expected to be forthcoming in the next few years, which will require additional efforts to ensure compliance.

Anti-Kickback Law

        Federal law commonly known as the "Anti-kickback Statute" prohibits the knowing and willful offer, solicitation, payment or receipt of anything of value (direct or indirect, overt or covert, in cash or in kind) which is intended to induce:

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  the referral of an individual for a service for which payment may be made by Medicare and Medicaid or certain other federal healthcare programs; or

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  the ordering, purchasing, leasing, or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare, Medicaid or certain other federal healthcare programs.

        The Anti-kickback Statute has been broadly interpreted by a number of courts to prohibit remuneration which is offered or paid for otherwise legitimate purposes if the circumstances show that one purpose of the arrangement is to induce referrals. Even bona fide investment interests in a healthcare provider may be questioned under the Anti-kickback Statute if the government concludes that the opportunity to invest was offered as an inducement for referrals. The penalties for violations of this law include civil and criminal sanctions including fines and/or imprisonment and exclusion from federal healthcare programs.

        Our compensation and other financial arrangements, including leases, with physicians implicate the Anti-kickback Statute. The federal government has published regulations that provide "safe-harbors" that protect certain arrangements under the Anti-kickback Statute so long as certain requirements are met. We believe that our employment and leasing arrangements comply with applicable safe harbors. Failure to meet the requirements of a safe harbor, however, does not necessarily mean a transaction violates the Anti-kickback Statute. There are several aspects of our relationships with physicians to which the Anti-kickback Statute may be relevant. We claim reimbursement from Medicare or Medicaid for services that are ordered, in some cases, by our radiation oncologists who have ownership interests in the Company. Although neither the existing nor potential investments in us by physicians qualify for protection under the safe harbor regulations, we do not believe that these activities fall within the type of activities the Anti-kickback Statute was intended to prohibit. We also claim reimbursement from Medicare and Medicaid for services referred from other healthcare providers with whom we have financial arrangements, including compensation for employment and professional services. While we believe that these arrangements generally fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that the government will agree, in which event we could be harmed.

        We believe our operations are in material compliance with applicable Medicare and Medicaid and fraud and abuse laws and seek to structure arrangements to comply with applicable safe harbors where reasonably possible. There is a risk however, that the federal government might investigate such arrangements and conclude they violate the Anti-kickback Statute. Violations of the Anti-kickback Statute also subjects an entity to liability under the False Claims Act, including via "qui tam" action. If our arrangements were found to be illegal, we, the physician groups and/or the individual physicians would be subject to civil and criminal penalties, including exclusion from the participation in government reimbursement programs, and our arrangements would not be legally enforceable, which could materially adversely affect us.

        Additionally, the OIG issues advisory opinions that provide advice on whether proposed business arrangements violate the anti-kickback law. In Advisory Opinion 98-4, the OIG addressed physician practice management arrangements. In Advisory Opinion 98-4, the OIG found that administrative services fees based on a percentage of practice revenue may violate the Anti-kickback Statute under certain circumstances, and the OIG reiterated in Advisory Opinion 11-17 a concern with percentage fees based on gross collections. While we believe that the fees we charge for our services under the administrative services agreements are commensurate with the fair market value of the services and our arrangements are in material compliance with applicable law and regulations, we cannot guarantee that the OIG would agree. Any such adverse finding could have a material adverse impact on us.

Federal Self-Referral Law (The Stark Law)

        We are also subject to federal and state statutes banning payments and assigning penalties for referrals by physicians to healthcare providers with whom the physicians (or close family members) have a financial relationship. The Stark Law prohibits a physician from referring a patient to a healthcare provider for certain designated health services reimbursable by Medicare if the physician (or close family members) has a financial relationship with that provider, including an investment interest, a loan or debt relationship or a compensation relationship. The designated health services covered by the law include radiology services, infusion therapy, radiation therapy and supplies, clinical laboratory, diagnostic imaging, outpatient prescription drugs and hospital services, among others. In addition to the conduct directly prohibited by the law, the statute also prohibits "circumvention schemes," that are designed to obtain referrals indirectly that cannot be made directly. The regulatory framework of the Stark Law is to first prohibit all referrals from physicians to entities for Medicare DHS and then to except certain types of arrangements from that broad general prohibition.

        Violation of these laws and regulations may result in prohibition of payment for services rendered, a refund of any Medicare payments for services that resulted from an unlawful referral, $15,000 civil monetary penalties for specified infractions, $100,000 for a circumvention scheme, criminal penalties, exclusion from Medicare and Medicaid programs, and potential false claims liability, including via "qui tam" action, of not less than $5,500 and not more than $11,000 per claim, plus three times the amount of damages that the government sustains because of an improperly submitted claim. The repayment provisions in Stark are not dependent on the parties having an improper intent; rather, Stark is a strict liability statute and any violation is subject to repayment of all "tainted" referrals.

        Our compensation and other financial arrangements with physicians implicate the Stark Law. The Stark Law, however, contains exceptions applicable to our operations. We rely on exceptions covering employees, leases, and in-office ancillary services, as well as the "group practice" definition that allows for certain compensation and profit sharing methodologies. Additionally, the definition of "referral" under the Stark Law excludes referrals of radiation oncologists for radiation therapy if (1) the request is part of a consultation initiated by another physician; and (2) the tests or services are furnished by or under the supervision of the radiation oncologist. We believe the services rendered by our radiation oncologists will comply with this exception to the definition of referral.

        Some physicians who are not radiation oncologists are employed by or affiliated with us, companies owned by us or professional corporations owned by certain of our directors, executive officers and equityholders with which we have administrative services agreements. To the extent these professional corporations employ such physicians, and they are deemed to have made referrals for radiation therapy, their referrals will be permissible under the Stark Law if they meet the employment exception, which requires, among other things, that the compensation be consistent with the fair market value of the services provided and that it not take into account (directly or indirectly) the volume or value of any referrals by the referring physician. Another Stark exception applicable to our financial relationships with physicians who are not radiation oncologists is the in-office ancillary services exception and accompanying group practice definition which permits profit distributions to physicians within a qualifying group practice structure. The Stark Law imposes detailed requirements in order to qualify for the in-office ancillary services exception, all of which are highly technical and many of which have to date not been subject to extensive judicial review. In the event that the Stark Law were to be amended to modify or otherwise limit the in-office ancillary services exception, this could have a material adverse impact on our business.

        In addition, the Health Care Reform Act requires referring physicians under Stark to inform patients that they may obtain certain imaging services (e.g., MRI, CT and PET) or other designated health services as specified by the Secretary of the DHHS from a provider other than that physician, his or her group practice, or another physician in his or her group practice. To date, DHHS has not included radiation oncology as a service subject to this requirement.

        Lastly, recent federal legislation introduced in August 2013, entitled the Promoting Integrity in Medicare Act of 2013 ("PIMA"), proposes to significantly narrow the in-office ancillary services exception to the Stark Law. PIMA proposes to eliminate from the in-office ancillary services exception radiation therapy services and advanced diagnostic imaging studies, among others, and increase enforcement and penalties for improper referrals. Furthermore, ASTRO supports these recommended changes to the Stark Law and the enactment of PIMA could have a material adverse impact on our ICC model and our business.

        We believe that our current operations comply in all material respects with the Stark Law, due to, among other things, various exceptions therein and implementing regulations that exempt either the referral or the financial relationship involved. Nevertheless, to the extent physicians affiliated with us make referrals to us and a financial relationship exists between the referring physicians and us, the government might take the position that the arrangement does not comply with the Stark Law. Any such finding could have a material adverse impact on us.

State Law

State Anti-Kickback Laws

        Many states in which we operate have laws that prohibit the payment of kickbacks in return for the referral of patients. Some of these laws apply only to services reimbursable under the state Medicaid program. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. Although we believe that these laws prohibit payments to referral sources only where a principal purpose for the payment is for the referral, the laws in most states regarding kickbacks have been subjected to limited judicial and regulatory interpretation and, therefore, no assurances can be given that our activities will be found to be in compliance. Noncompliance with such laws could have a material adverse effect upon us and subject us and the physicians involved to penalties and sanctions.

State Self-Referral Laws

        A number of states in which we operate, such as Florida, have enacted self-referral laws that are similar in purpose to the Stark Law. However, each state law is unique. The state laws and regulations vary significantly from state to state and, in many cases, have not been widely interpreted by courts or regulatory agencies. State statutes and regulations affecting the referral of patients to healthcare providers range from statutes and regulations that are substantially the same as the federal laws and safe harbor regulations to a simple requirement that physicians or other healthcare professionals disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is being recommended to the patients. Some states only prohibit referrals where the physician's financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. For example, in Maryland (where we operate 6 facilities), state law prohibits physicians other than radiologists or radiation oncologists from being part of a group practice or otherwise benefitting from MRI, CT or radiation oncology services.

        These statutes and regulations generally apply to services reimbursed by both governmental and private payers. Violations of these laws may result in prohibition of payment for services rendered, refund of any monies received pursuant to a prohibited referral, loss of licenses as well as fines and criminal penalties.

        We believe that we are in compliance with the self-referral law of each state in which we have a financial relationship with a physician. However, we cannot guarantee that the government would agree, and adverse judicial or administrative interpretations of any of these laws could have a material adverse effect on our operating results and financial condition. In addition, expansion of our operations into new jurisdictions, or new interpretations of laws in existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with that jurisdiction's laws. Such structural and organizational modifications could have a material adverse effect on our operating results and financial condition.

Fee-Splitting Laws

        Many states in which we operate prohibit the splitting or sharing of fees between physicians and referral sources and/or between physicians and non-physicians. These laws vary from state to state and are enforced by courts and regulatory agencies, each with broad discretion. Some states have interpreted management agreements between entities and physicians as unlawful fee-splitting. In most cases, it is not considered to be fee-splitting when the payment made by the physician is reasonable, fair market value reimbursement for services rendered on the physician's behalf.

        In certain states, we receive fees from professional corporations owned by certain of our directors, executive officers and equityholders under administrative services agreements. We believe we structure these fee provisions to comply with applicable state laws relating to fee-splitting. However, there can be no certainty that, if challenged, either we or the professional corporations will be found to be in compliance with each state's fee-splitting laws, and, a successful challenge could have a material adverse effect upon us.

        In certain states we operate integrated cancer care practices and share ancillary profits within the practice. We believe we have structured these financial arrangements to comply with state fee-splitting laws. However, there can be no certainty that, if challenged, we will be found to be in compliance with each state's fee-splitting provisions and a successful challenge could have a material adverse effect on us.

        We believe our arrangements with physicians comply in all material respects with the fee-splitting laws of the states in which we operate. Nevertheless, it is possible regulatory authorities or other parties could claim we are engaged in fee-splitting. If such a claim were successfully asserted in any jurisdiction, our radiation oncologists and other physicians could be subject to civil and criminal penalties, professional discipline and we could be required to restructure or terminate our contractual and other arrangements. Any restructuring of our contractual and other arrangements with physician practices could result in lower revenue from such practices, increased expenses in the operation of such practices and reduced input into the business decisions of such practices. Termination of such contracts would result in loss of revenue. In addition, expansion of our operations to other states with fee-splitting prohibitions may require structural and organizational modification to the form of relationships that we currently have with physicians, affiliated practices and hospitals. Any modifications could result in less profitable relationships with physicians, affiliated practices and hospitals, less influence over the business decisions of physicians and affiliated practices and failure to achieve our growth objectives.

Corporate Practice of Medicine

        We are not licensed to practice medicine. The practice of medicine is conducted solely by our licensed radiation oncologists and other licensed physicians. The manner in which licensed physicians can be organized to perform and bill for medical services is governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by such states to oversee the practice of medicine. Most states prohibit any person or entity other than a licensed professional from holding him, her or itself out as a provider of diagnoses, treatment or care of patients. Many states extend this prohibition to bar companies not wholly owned by licensed physicians from employing physicians, a practice commonly referred to as the "Corporate Practice of Medicine," in order to maintain physician independence and clinical judgment.

        Business corporations are generally not permitted under certain state laws to exercise control over the medical judgments or decisions of physicians, or engage in certain practices such as fee-splitting with physicians. Particularly in states where we are not permitted to own a medical practice, we perform only non-medical and administrative and support services, do not represent to the public or clients that we offer professional medical services and do not exercise influence or control over the practice of medicine.

        Corporate Practice of Medicine laws vary widely by state regarding the extent to which a licensed physician can affiliate with corporate entities for the delivery of medical services. In Florida, it is not uncommon for business corporations to own medical practices. New York, by contrast, prohibits physicians from sharing revenue received in connection with the furnishing of medical care, other than with a partner, employee or associate in a professional corporation, subcontractor or physician consultant relationship. We have developed arrangements which we believe are in compliance with the Corporate Practice of Medicine laws in the states in which we operate.

        We believe our operations and contractual arrangements as currently conducted are in material compliance with existing applicable laws. However, we cannot assure you that we will be successful if our existing organization and our contractual arrangements with the professional corporations are challenged as constituting the unlicensed practice of medicine. In addition, we might not be able to enforce certain of our arrangements, including non-competition agreements and transition and stock pledge agreements. While the precise penalties for violation of state laws relating to the corporate practice of medicine vary from state to state, violations could lead to fines, injunctive relief dissolving a corporate offender or criminal felony charges. There can be no assurance that review of our business and the professional corporations by courts or regulatory authorities will not result in a determination that could adversely affect their operations or that the healthcare regulatory environment will not change so as to restrict existing operations or their expansion. In the event of action by any regulatory authority limiting or prohibiting us or any affiliate from carrying on our business or from expanding our operations and our affiliates to certain jurisdictions, we may be required to implement structural and organizational modifications, which could adversely affect our ability to conduct our business.

Antitrust Laws

        In connection with the Corporate Practice of Medicine laws referred to above, certain of the physician practices with which we are affiliated are necessarily organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from us and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anticompetitive conduct among separate legal entities. These laws may limit our ability to enter into agreements with separate practices that compete with one another. In addition, where we also are seeking to acquire or affiliate with established and reputable practices in our target geographic markets, any market concentration could lead to antitrust claims.

        We believe we are in material compliance with federal and state antitrust laws and intend to comply with any state and federal laws that may affect the development of our business. There can be no assurance, however, that a review of our business by courts or regulatory authorities would not adversely affect our operations and the operations of our affiliated physician practice entities.

State Licensing

        As a provider of radiation therapy services in the states in which we operate, we must maintain current occupational and use licenses for our treatment centers as healthcare facilities and machine registrations for our linear accelerators and simulators. Additionally, we must maintain radioactive material licenses for each of our treatment centers which utilize radioactive sources. We believe that we possess or have applied for all requisite state and local licenses and are in material compliance with all state and local licensing requirements.

Certificate of Need

        Many states have enacted certificate of need laws, including, but not limited to, Kentucky, Massachusetts, Michigan, North Carolina, Rhode Island, South Carolina and West Virginia, which require prior approval for a number of actions, including for the purchase, construction, acquisition, renovation or expansion of healthcare facilities and treatment centers, to make certain capital expenditures or to make changes in services or bed capacity. In deciding whether to approve certain requests, these states consider the need for additional or expanded healthcare facilities or services. The certificate of need program is intended to prevent unnecessary duplication of services and can be a competitive process whereby only one proposal among competing applicants who wish to provide a particular health service is chosen or a proposal by one applicant is challenged by another provider who may prevail in getting the state to deny the addition of the service.

        Certain states are reconsidering their participation in certificate of need programs, and these decisions could significantly impact the approval process for future projects. For example, on June 25, 2013, the governor of South Carolina vetoed the appropriation of funds for the state's certificate of need program. This veto was upheld by the South Carolina House of Representatives the next day. As a result of the veto, the South Carolina Department of Health and Environmental Control ("SCDEHC") suspended the operation of the certificate of need program for the fiscal year beginning July 1, 2013. The SCDEHC is not reviewing any new or existing applications while the certificate of need program is suspended. On April 14, 2014, the South Carolina Supreme Court ruled that SCDEHC has an obligation to enforce the certificate of need law notwithstanding the Governor's veto. However, it is not yet clear how the SCDEHC will fund its certificate of need operations, and SCDEHC has asked the Court to revisit its decision. The outcome of this situation and other potential future efforts in other states could materially affect our ability to develop new projects in various states and/or alter the competitive landscape.

        In certain states these certificate of need statutes and regulations apply to our related physician corporations and in others it applies to hospitals where we have management agreements or joint venture relationships.

        We believe that we have applied for all requisite state certificate of need approvals or notified state authorities as required by statute and are in material compliance with state requirements. There can be no assurance, however, that a review of our business or proposed new practices by regulatory authorities would not limit our growth or otherwise adversely affect the operations of us and our affiliated physician practice entities.

Other Laws and Regulations

Hazardous Materials

        We are subject to various federal, state and local laws and regulations governing the use, discharge and disposal of hazardous materials, including medical waste products. We believe that all of our treatment centers comply with these laws and regulations in all material respects and we do not anticipate that any of these laws will have a material adverse effect on our operations.

        Although our linear accelerators and certain other equipment do not use radioactive or other hazardous materials, our treatment centers do provide specialized treatment involving the implantation of radioactive material in the prostate and other organs. The radioactive sources generally are obtained from, and returned to, the suppliers, which have the ultimate responsibility for their proper disposal. We, however, remain subject to state and federal laws regulating the protection of employees who may be exposed to hazardous material and the proper handling, storage and disposal of that material.

Reimbursement and Cost Containment

Reimbursement

        We provide a full range of both professional and technical services. Those services include the initial consultation, clinical treatment planning, simulation, medical radiation physics, dosimetry, treatment devices, special services and clinical treatment management procedures.

        The initial consultation is charged as a professional fee for evaluation of the patient prior to the decision to treat the patient with radiation therapy. The clinical treatment planning also is reimbursed as a technical and professional component. Simulation of the patient prior to treatment involves both a technical and a professional component, as the treatment plan is verified with the use of a simulator accompanied by the physician's approval of the plan. The medical radiation physics, dosimetry, treatment devices and special services also include both professional and technical components. The basic dosimetry calculation is accomplished, treatment devices are specified and approved, and the physicist consults with the radiation oncologist, all as professional and technical components of the charge. Special blocks, wedges, shields, or casts are fabricated, all as a technical and professional component.

        The delivery of the radiation treatment from the linear accelerator is a technical charge. The clinical treatment administrative services fee is the professional fee charged weekly for the physician's management of the patient's treatment. Global fees containing both professional and technical components also are charged for specialized treatment such as hyperthermia, clinical intracavitary hyperthermia, clinical brachytherapy, interstitial radioelement applications, and remote after-loading of radioactive sources.

        Coding and billing for radiation therapy is complex. We maintain a staff of certified coding professionals responsible for interpreting the services documented on the patients' charts to determine the appropriate coding of services for billing of third-party payers. This staff provides coding and billing services for all of our treatment centers except for four treatment centers in New York. In addition, we do not provide coding and billing services to hospitals where we are providing only the professional component of radiation treatment services. We provide training for our coding staff and believe that our coding and billing expertise result in appropriate and timely reimbursement. Given the complexity of the regulations and guidance governing coding and billing, we cannot guarantee that the government will not challenge any of our practices. Any such challenge could have a material adverse effect on us.

Cost Containment

        We derived approximately 48%, 45% and 45% of our U.S. net patient service revenue for the years ended December 31, 2011, 2012 and 2013, respectively, from payments made by government sponsored healthcare programs, principally Medicare. In addition, Medicare Advantage represents approximately 13% of our 2013 U.S. net patient service revenue. These programs are subject to substantial regulation by the federal and state governments. Any change in payment regulations, policies, practices, interpretations or statutes that place limitations on reimbursement amounts, or changes in reimbursement coding, or practices could materially and adversely affect our financial condition and results of operations.

        In recent years, the federal government has sought to constrain the growth of spending in the Medicare and Medicaid programs. Through the Medicare program, the federal government has implemented a resource-based relative value scale ("RBRVS") payment methodology for physician services. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. Changes in the RBRVS may result in reductions in payment rates for procedures provided by the Company. RBRVS-type payment systems also have been adopted by certain private third-party payers and may become a predominant payment methodology. Broader implementation of such programs could reduce payments by private third-party payers and could indirectly reduce our operating margins to the extent that the cost of providing management services related to such procedures could not be proportionately reduced. To the extent our costs increase, we may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost containment measures and market changes in non-governmental insurance plans, we may not be able to shift cost increases to non-governmental payers. Changes in the RBRVS could result in a reduction from historical levels in per patient Medicare revenue received by us; however, we do not believe such reductions would, if implemented, result in a material adverse effect on us.

        In addition to current governmental regulation, both federal and state governments periodically propose legislation for comprehensive reforms affecting the payment for and availability of healthcare services. Aspects of certain of such healthcare proposals, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect us. Other aspects of such proposals, such as universal health insurance coverage and coverage of certain previously uncovered services, could have a positive impact on our business, depending on accompanying reimbursement rates. On March 21, 2010, the House of Representatives passed the Patient Protection and Affordable Care Act, and the corresponding reconciliation bill. President Obama signed the larger comprehensive bill into law on March 23, 2010 and the reconciliation bill on March 30, 2010. We anticipate that the Health Care Reform Act will continue to significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The Health Care Reform Act contains a number of provisions, including those governing fraud and abuse, enrollment in federal healthcare programs, and reimbursement changes, which will impact existing government healthcare programs and will continue to result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. It is not possible at this time to predict what, if any, additional reforms will be adopted by Congress or state legislatures, or when such reforms would be adopted and implemented. As healthcare reform progresses and the regulatory environment accommodates reform, it is likely that changes in state and federal regulations will necessitate modifications to our agreements and operations. While we believe we will be able to restructure in accordance with applicable laws and regulations, we cannot assure that such restructuring in all cases will be possible or profitable.

        Although governmental payment reductions have not materially affected us in the past, it is possible that such changes implemented in connection with the Health Care Reform Act and any future changes could have a material adverse effect on our financial condition and results of operations. In addition, Medicare, Medicaid and other government sponsored healthcare programs are increasingly shifting to some form of managed care. Additionally, funds received under all healthcare reimbursement programs are subject to audit with respect to the proper billing for physician services. Retroactive adjustments of revenue from these programs could occur. We expect that there will continue to be proposals to reduce or limit Medicare and Medicaid payment for services.

        Rates paid by private third-party payers, including those that provide Medicare supplemental insurance, are based on established physician, clinic and hospital charges and are generally higher than Medicare payment rates. Changes in the mix of our patients between non-governmental payers and government sponsored healthcare programs, and among different types of non-government payer sources, could have a material adverse effect on us.

Reevaluations and Examination of Billing

        Payers periodically reevaluate the services they cover. In some cases, government payers such as Medicare and Medicaid also may seek to recoup payments previously made for services determined not to be covered. Any such action by payers would have an adverse effect on our revenue and earnings.

        Due to the uncertain nature of coding for radiation therapy services, we could be required to change coding practices or repay amounts paid for incorrect practices either of which could have a materially adverse effect on our operating results and financial condition.

Other Regulations

        In addition, we are subject to licensing and regulation under federal, state and local laws relating to the collecting, storing, handling and disposal of infectious and other regulated waste and radioactive materials as well as the safety and health of laboratory employees. We believe our operations are in material compliance with applicable federal and state laws and regulations relating to the collection, storage, handling, treatment and disposal of all infectious and other regulated waste and radioactive materials. We utilize licensed vendors for the disposal of such specimen and waste. Nevertheless, there can be no assurance that our current or past operations would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on us including fines or penalties or liability for clean-up of contaminated third-party disposal sites.

        In addition to our comprehensive regulation of safety in the workplace, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employees, whose workers may be exposed to blood-borne pathogens, such as HIV and the hepatitis B virus. These regulations require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

Healthcare Reform

        National healthcare reform remains a focus at the federal level. On March 21, 2010, the House of Representatives passed the Patient Protection and Affordable Care Act, and the corresponding reconciliation bill. President Obama signed the larger comprehensive bill into law on March 23, 2010 and the reconciliation bill on March 30, 2010. The comprehensive $940 billion overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans.

        A significant portion of our patient volume is derived from government healthcare programs, principally Medicare, which are highly regulated and subject to frequent and substantial changes. We anticipate the Health Care Reform Act will significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The Health Care Reform Act contains a number of provisions, including those governing fraud and abuse, enrollment in federal healthcare programs, and reimbursement changes, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

        On June 28, 2012, the United States Supreme Court upheld the constitutionality of the Health Care Reform Act's "individual mandate" that will require individuals as of 2014 to either purchase health insurance or pay a penalty. The Supreme Court also held, however, that the federal government cannot force states to expand their Medicaid programs by threatening to cut their existing Medicaid funds. As a result of this decision, states are left with a choice about whether to expand their Medicaid programs to cover low-income, non-disabled adults without children. Numerous states opted not to expand their Medicaid program in 2014, which may materially impact our Medicaid revenue in these states.

        The Health Care Reform Act provides for the creation of health insurance Marketplaces in each state where individuals can compare and enroll in QHPs. State were given the option to operate an insurance Marketplace themselves, to partner with the federal government in operating a Marketplace, or to opt for the federal government to operate their Marketplace. Individuals with an income less than 400% of the federal poverty level that purchase insurance on a Marketplace may be eligible for federal subsidies to cover a portion of their health insurance premium costs. In addition, they may be eligible for government cost sharing of co-insurance or co-pay obligations. An open question remains whether the availability of these federal subsidies classifies a QHP as a federal healthcare program. On October 30, 2013, Kathleen Sebelius, the Secretary of DHHS, indicated by letter that DHHS does not consider QHPs to be federal healthcare programs. However, this statement by Secretary Sebelius has not been tested in court, and a judge may not agree. If QHPs are classified as federal healthcare programs it could significantly increase the cost of compliance and could materially impact our operations.

        The Health Care Reform Act has experienced several setbacks that heighten the uncertainty about its implementation. On October 1, 2013, the DHHS launched the federally-run insurance Marketplaces through its Healthcare.gov website. The website has experienced multiple problems throughout its launch, which has limited the ability of individuals to sign up for healthcare coverage and has exposed security concerns. In addition, during the Fall of 2013, millions of people with individual health insurance plans received cancelation letters from their insurance providers. These letters frequently expressed that plans were being canceled because they failed to meet the new requirements of the Health Care Reform Act. In response, the White House announced that it would grant state insurance commissioners federal permission to allow consumers to keep existing health insurance policies through 2014. Several state insurance commissions have nonetheless continued to maintain that insurers cannot offer plans in 2014 unless they meet the requirements of the Health Care Reform Act. Furthermore, the implementation of certain aspects of the Health Care Reform Act has been officially delayed by the administration, including the mandate that certain medium-sized employers must offer health insurance to their full-time workers. These implementation setbacks have called into question early predictions about the number of previously un-insured individuals who will obtain coverage through a Marketplace plan. In addition, certain members of Congress continue to introduce legislation that would repeal or significantly amend the Health Care Reform Act. Because of the continued uncertainty about the implementation of the Health Care Reform Act, we cannot predict the impact of the law or any future reforms on our business.

        We can give no assurance that the Health Care Reform Act will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

        In addition, the Joint Select Committee on Deficit Reduction ("JSC") was created under the Budget Control Act of 2011 and signed into law on August 2, 2011. Under the law, unless the JSC could achieve $1.2 trillion in savings, an across-the-board sequestration would occur on January 2, 2013, and each subsequent year through 2021, to achieve $1.2 trillion in savings. On November 21, 2011, the JSC released a statement indicating the committee would be unable to reach agreement, thereby clearing the way for the sequestration process. Unless Congress acts to reverse the cuts, Medicare providers will be cut under the sequestration process by two percent each year relative to baseline spending through 2021. On January 2, 2013, the President signed the American Taxpayer Relief Act, which extended the sequestration order required under the Budget Control Act until March 1, 2013. On March 1, 2013, President Obama issued the required sequestration order and, pursuant to 2 U.S.C. § 906, the two percent Medicare sequester began to take effect for services provided on or after April 1, 2013.

Legal Proceedings

        We are involved in certain legal actions and claims that arise in the ordinary course of our business and are generally covered by insurance. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        On February 18, 2014, we were served with subpoenas from the Office of Inspector General of the Department of Health and Human Services acting with the assistance of the U.S. Attorney's Office for the Middle District of Florida who together have requested the production of medical records of patients treated by certain of our physicians for the period from January 2007 to present regarding the ordering, billing and medical necessity of certain laboratory services as part of a civil False Claims Act investigation, as well as our agreements with such physicians. The laboratory services under review relate to the utilization of fluorescence in situ hybridization ("FISH") laboratory tests ordered by certain of our employed physicians and performed by us. We have recorded a liability of approximately $4.7 million that is included in accrued expenses and general and administrative expense in our consolidated balance sheet and statement of operations and comprehensive loss, respectively, as of December 31, 2013. The recorded estimate is based on a probability weighted analysis of the low-end of the range of the liability that considers the facts currently known by us, our review of qualitative and quantitative factors, and our assessment of potential outcomes under different scenarios used to assess our exposure which may be used to determine a potential settlement should we decide not to litigate. Our recording of a liability related to this matter is not an admission of guilt. Depending on how this matter progresses, our exposure may be less than or more than the liability recorded and we will continue to reassess and adjust the liability until this matter is settled. Our estimate of the high-end of the range of exposure is $9.4 million.

        Based on reviews performed to date, we do not believe that we or our physicians knowingly submitted false claims in violation of applicable Medicare statutory or regulatory requirements. We are cooperating fully with the subpoena requests. We believe we have a meritorious position and will vigorously defend any claim that may be asserted against us.

MANAGEMENT

        Set forth below is the name, age (as of April 30, 2014), position and a description of the business experience of each of our expected executive officers, directors and other key employees upon the completion of the initial public offering of our common stock:

Name	Age	Position
Daniel E. Dosoretz, M.D.	61	Chief Executive Officer and Director
Bryan J. Carey	53	President, Vice Chairman, Chief Financial Officer and Director
Alejandro Dosoretz	55	President and Chief Executive Officer of Medical Developers Cooperatief U.A. B.V. and Vidt Centro Medico
Constantine A. Mantz, M.D.	46	Chief Medical Officer
Norton L. Travis	62	Executive Vice President, General Counsel and Secretary
Antoine Agassi	50	Senior Vice President and Chief Information Officer
Gary Delanois	61	Senior Vice President, Multispecialty Operations
Kurt L. Janavitz	46	Senior Vice President, Payer Contracting and Relations
Joseph Biscardi	45	Senior Vice President, Assistant Treasurer, Controller and Chief Accounting Officer
Madlyn Dornaus	61	Senior Vice President, Compliance
Frank G. English, IV	53	Vice President International Finance and Treasurer
James L. Elrod, Jr.	59	Director
Robert L. Rosner	54	Director
Erin L. Russell	40	Director
James H. Rubenstein, M.D.	59	Medical Director and Director
Howard M. Sheridan, M.D.	70	Director
Glen C. Laschober	63	Director
James B. Yu, M.D.	36	Director

Background of Executive Officers and Directors

        Daniel E. Dosoretz, M.D., F.A.C.R., F.A.C.R.O. is one of our founders and has served as a director since 1988 and as our Chief Executive Officer since April 1997. Dr. Dosoretz is also employed as a physician by our wholly owned subsidiary, 21st Century Oncology, LLC. Prior to founding the Company, Dr. Dosoretz served as attending physician at the Massachusetts General Hospital. He also was an Instructor and Assistant Professor of Radiation Medicine at Harvard Medical School and Research Fellow of the American Cancer Society. Upon moving to Fort Myers, Florida, he was appointed to the Clinical Faculty as a Voluntary Associate Professor at the University of Miami School of Medicine. He also has been a visiting Professor at Duke University Medical School and is a Distinguished Alumni Visiting Professor in Radiation Oncology at Massachusetts General Hospital, Harvard Medical School. Dr. Dosoretz is board certified in Therapeutic Radiology by the American Board of Radiology. He is a Fellow of the American College of Radiation Oncology and of the American College of Radiology and is a member of the International Stereotactic Radiosurgery Society, the American Society for Therapeutic Radiology and Oncology and the American Society of Clinical Oncology. Dr. Dosoretz graduated from the University of Buenos Aires School of Medicine with the Gold medal for being top of his class, and served his residency in Radiation Oncology at the Department of Radiation Medicine at the Massachusetts General Hospital, Harvard Medical School, where he was selected Chief Resident of the department. Dr. Dosoretz's role as founder and Chief Executive Officer of the Company, history with the Company and significant operating experience in the healthcare industry and extensive board experience led to the conclusion that Dr. Dosoretz should serve as a director of the Company.

        Bryan J. Carey has been a member of our Board of Directors since April 2009 and was appointed Vice Chairman and Chief Financial Officer in January 2012 and President in February 2014. He was previously our interim Chief Financial Officer from September 2009 to March 2010 and May 2011 to December 2011. Mr. Carey is a Senior Advisor at Vestar, primarily focused on healthcare investments. He joined Vestar in 2000, having been Executive Vice President, Chief Financial Officer and Managing Director of the European operations of Aearo Corporation, a Vestar portfolio company. Mr. Carey is currently a director and member of the audit committee of DeVilbiss Healthcare, LLC. Mr. Carey was a director of Joerns Healthcare, LLC until August 2010 and was a director and member of the audit committee of Sunrise Medical, Inc. until December 2012. He received his A.B. in economics from Georgetown University and his M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Carey's experience in the healthcare industry and collective board experience, experience as the Company's interim Chief Financial Officer and background including his personal involvement in the healthcare field led to the conclusion that Mr. Carey should serve as a director of the Company.

        Alejandro Dosoretz joined us in March 2011 in conjunction with our purchase of MDLLC where he serves in his current capacity as President and Chief Executive Officer of Medical Developers Cooperatief U.A. B.V. and Vidt Centro Medico. Prior to 2011, Mr. Dosoretz served as President and Chief Executive Officer of Vidt Centro Medico, where he held that position since 2003. He previously served as President of Provincia ART from 2001-2003. From 1983-2001, Mr. Dosoretz acted as an advisor to various healthcare companies in Argentina. Mr. Dosoretz has served on Argentina's Congress' Health Advisory Committee, as a general advisor to Argentina's National Institute for Retirees and Pensioners ("INSSJP"), and has represented Argentina's Ministry of Foreign Affairs. He holds a Public Accounting degree from the University of Buenos Aires, School of Economics.

        Constantine A. Mantz, M.D. joined us in 2000 and has served in his current capacity since February 2011 and formerly as Senior Vice President of Clinical Operations from March 2009 to February 2011. Dr. Mantz is also employed as a physician by our wholly owned subsidiary, 21st Century Oncology, Inc. Dr. Mantz received a Bachelor of Science Degree in Biology from Loyola University of Chicago. He earned his medical degree from the University of Chicago's Pritzker School of Medicine and did a surgical internship at the Hennepin County Medical Center in Minneapolis, Minnesota. Dr. Mantz completed his radiation oncology residency at the University of Chicago Hospitals, is Board Certified in Radiation Oncology by the American Board of Radiology and is a member of ACR, the American Medical Association, ASTRO and the Association of Freestanding Radiation Oncology Centers ("AFROC"). During the course of his career, Dr. Mantz has been involved in numerous radiation therapy research projects, published professional journal articles and given lectures and presented abstracts and poster sessions at national meetings concerning cancer treatment. Dr. Mantz has special clinical interests in the study and treatment of prostate cancer and breast cancer. Dr. Mantz also has published and lectured on healthcare payment and delivery reform in oncology.

        Norton L. Travis has been our Executive Vice President and General Counsel since February 2008 after having served as our outside general counsel for the prior five years. In February 2014, Mr. Travis assumed the additional responsibility of Corporate Secretary. Prior to joining us, Mr. Travis served as a partner and the Chair of the Business Practice Group of Garfunkel, Wild & Travis, P.C., a specialty health-care law firm he co-founded in 1980. Mr. Travis received his B.A. from the University of Massachusetts and his J.D. from Hofstra University School of Law.

        Antoine Agassi joined the Company in August 2012 as our Senior Vice President and Chief Information Officer. Prior to joining the Company, Mr. Agassi held various leadership positions including President, Chief Operating Officer and Chief Information Officer at Cogent/HMG, a privately held hospitalists and intensivists organization from July 2008 to September 2011. Prior to Cogent/HMG, from September 2005 to December 2008, Mr. Agassi served as founding Director and Chair of the State of Tennessee's Governor eHealth Advisory Council on the development and implementation of electronic medical records across the state. Previously, Mr. Agassi held various other leadership positions, including Chief Technology

Officer and Chief Operating Officer of Spheris (now MModal), Executive Vice President and Corporate Chief Information Officer of WebMD Transaction Services (Now Emdeon) and Vice President of Information Systems at Blue Cross Blue Shield of Utica-Watertown in New York. Mr. Agassi holds a Master in Business Administration from Syracuse University and a Bachelor of Computer Science from the State University of New York. Mr. Agassi was voted a member of the Health Care 100 by the Nashville Business Journal, and his work on informatics and understanding cloud computing was published by ASPATORE publishing. He serves on various boards, including Rehab Documentation and advisory board roles on eMids and iCitizen.

        Gary Delanois moved into his current role as Senior Vice President, Multispecialty Operations in May 2009 to lead the growth of our network of employed and affiliated physicians. Prior to joining the Company, Mr. Delanois was the Administrator for a large urology group practice that was one of the first multispecialty groups to join the Radiation Therapy Services, Inc. network. Mr. Delanois has more than 24 years of experience in the healthcare field, including assisting large, integrated healthcare delivery systems establish primary and specialty care physician networks. He began his career in business as a certified public accountant with Ernst & Young in Indianapolis, and later progressed to a Senior Manager position with Coopers & Lybrand in Southwest Florida before leaving to become Chief Operating Officer with a diversified and multi-divisional private company. Mr. Delanois is a certified public accountant and a member of the American Institute of CPAs and the Florida Institute of Public Accountants.

        Kurt L. Janavitz joined the Company in March 2011 and has served as Senior Vice President, Payer Contracting and Relations since that time. Prior to joining the Company, Mr. Janavitz worked for Assurant Health as Vice President, Provider Management from September 2009 to March 2011. He also worked as Vice President, Network Management and in other capacities with UnitedHealth Group from 2003 until 2009. Mr. Janavitz received his B.A. summa cum laude from Tufts University and his M.B.A. with distinction from Northwestern University's Kellogg School of Management. He is a member of the Healthcare Financial Management Association as well as Phi Beta Kappa, Beta Gamma Sigma and Psi Chi honor societies.

        Joseph Biscardi joined us in June 1997 and serves as our Senior Vice President, Assistant Treasurer, Controller and Chief Accounting Officer. Prior to joining the Company, Mr. Biscardi worked for PricewaterhouseCoopers, LLP from 1993 to June 1997. Mr. Biscardi holds a B.B.A. in accounting from Hofstra University. He is a Certified Public Accountant in New York and a member of the American Institute of Certified Public Accountants, a member of the Healthcare Financial Management Association and a member of the Financial Executives International.

        Madlyn Dornaus joined us in March 2004 and has been our Senior Vice President, Compliance since September 2009. Prior to that she served as Vice President, Operations and Corporate Compliance Officer. Prior to joining the Company, Ms. Dornaus held positions as a National Vice President for Per Se Technologies, and Regional Vice President positions for Curative Health Services and Concentra. Ms. Dornaus received her Bachelor of Science degree from Illinois State University and her M.B.A. from the University of Illinois. She is a Certified Healthcare Compliance and Privacy Officer and a member of the Medical Group Management Association.

        Frank G. English, IV began working with the Company as an international acquisition and finance consultant in March 2009 in conjunction with our investment in MDLLC. He joined the Company full time in August 2011, as Vice President, International Finance. In April 2012, Mr. English assumed the additional responsibility of Corporate Treasurer. During 2010 Mr. English was Acting Treasurer of Community Education Centers. Prior to joining us in 2009, Mr. English worked for Banco Santander's Global Corporate and Investment Bank in New York as Managing Director, U.S. Energy and Power Group, assisting U.S. multi-nationals globally, but primarily in Latin America. Mr. English received his B.A. from Washington and Lee University and his M.B.A. from Duke University, Fuqua School of Business.

        James L. Elrod, Jr. has been a member of our Board of Directors and the Chairman of our Board of Directors since February 2008. Mr. Elrod is a Managing Director of Vestar. Prior to joining Vestar in 1998, Mr. Elrod was Executive Vice President, Finance and Operations for Physicians Health Service, a public managed care company. Prior to that, he was a Managing Director and Partner of Dillon, Read & Co. Inc. Mr. Elrod is currently a director of National Mentor Holdings, Inc. and was a director of Joerns Healthcare, LLC until August 2010 and Essent Healthcare, Inc. until December 2011. Mr. Elrod received his A.B. from Colgate University and his M.B.A. from Harvard Business School. Mr. Elrod's experience in the healthcare industry and collective board experience, financial experience, and diverse personal background led to the conclusion that Mr. Elrod should serve as a director of the Company.

        Robert L. Rosner has been a member of our Board of Directors since February 2012. Mr. Rosner was a founding partner of Vestar in 1988 and currently serves as Co-President of the firm. Prior to founding Vestar, Mr. Rosner was with the Management Buyout Group at The First Boston Corporation. Mr. Rosner is currently a director of Institutional Shareholder Services Inc., Triton Container International Limited, Tervita Corporation, and Seves S.p.a. and was previously a director of Group OGF until October 2013, AZ Electronic Materials S.A. until November 2010, and Sunrise Medical, Inc. until December 2012. He serves as a member of the Graduate Executive Board of The Wharton School and is a Trustee of The Lawrenceville School. Mr. Rosner received a B.A. in Economics from Trinity College and an M.B.A. with Distinction from The Wharton School at the University of Pennsylvania. Mr. Rosner's experience in the healthcare industry and collective board experience, financial experience, and diverse personal background led to the conclusion that Mr. Rosner should serve as a director of the Company.

        Erin L. Russell has been a member of our Board of Directors since February 2008. Ms. Russell is a Principal of Vestar, and is primarily focused on healthcare investments. Ms. Russell joined Vestar in 2000. Previously, she was a member of the mergers and acquisitions group at PaineWebber, Inc. Ms. Russell is currently a director of DeVilbiss Healthcare, LLC and a director of DynaVox Inc. Dynavox Inc. filed a bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code in April 2014. In addition, she serves on the National Advisory Board of the Jefferson Scholars Foundation at the University of Virginia. Ms. Russell received a B.S. from the McIntire School of Commerce at the University of Virginia and her M.B.A. from Harvard Business School. Ms. Russell's experience in the healthcare industry, board experience and diverse personal background led to the conclusion that Ms. Russell should serve as a director of the Company.

        James H. Rubenstein, M.D. joined us in 1989 as a physician and has served as Medical Director and as a director since 1993. Dr. Rubenstein is also employed as a physician by our wholly owned subsidiary, 21st Century Oncology, LLC. Prior to joining the Company, Dr. Rubenstein was an Assistant Professor of Radiation Oncology at the University of Pennsylvania and later became Co-Director of its Radiation Oncology Residency Program. He also served as Chairman of the Department of Medicine for Columbia Regional Medical Center in Southwest Florida and became a Clinical Assistant Professor at the University of Miami School of Medicine's Department of Radiology. He is board certified in Internal Medicine by the American Board of Internal Medicine and in Radiation Oncology by the American Board of Radiology. He graduated from New York University School of Medicine and completed his internship and residency in internal medicine at Beth Israel Hospital in Boston, at the same time working as an Assistant Instructor in internal medicine for Harvard University's School of Medicine. Dr. Rubenstein's years of experience in the healthcare industry career, particularly in radiation oncology and with the Company, as well as his familiarity with all aspects of its business led to the conclusion that Dr. Rubenstein should serve as a director of the Company.

        Howard M. Sheridan, M.D. is one of our founders and has served as a director since 1988. Dr. Sheridan planned and developed our first radiation treatment center. Prior to joining us, Dr. Sheridan served as President of the medical staff at Southwest Florida Regional Medical Center as well as chairman of the Department of Radiology. Dr. Sheridan currently serves as Chairman of Edison Bancshares, Inc. He previously served on the Advisory Board of Southeast Bank, N.A., and also served as a founding Director and member of the Executive Compensation and Loan Committee of Heritage National Bank from 1989 until September 1996, when Heritage was acquired by SouthTrust Corporation. Dr. Sheridan has practiced interventional radiology and diagnostic radiology in Fort Myers, Florida from 1975 until accepting the chairmanship in April 2004. Dr. Sheridan is a member of the American Medical Association, the Florida Medical Association and the American College of Radiology. Dr. Sheridan is the Vice President of 21st Century C.A.R.E., a non-profit dedicated to cancer patient assistance, research and education. Dr. Sheridan serves as Vice-Chairman of the Tulane Medical School's Board of Governors. He graduated from Tulane Medical School and completed his residency at the University of Colorado Medical Center. Dr. Sheridan is board certified by the American Board of Radiology and the American Board of Nuclear Medicine. Dr. Sheridan's board experience, years of experience in the healthcare industry, particularly in radiation oncology and with the Company, as well as his familiarity with all aspects of its business since its founding led to the conclusion that Dr. Sheridan should serve as a director of the Company.

        Glen C. Laschober is expected to become a member of our Board of Directors upon the completion of the initial public offering of our common stock. Mr. Laschober is Chief Operating Officer at Prime Therapeutics, Inc., which he joined in April 2013 after leading Concorde Career Colleges, Inc. as Chief Executive Officer. Prior to that, from 2008 to 2011, Mr. Laschober was Chief Operating Officer at US Oncology, Inc. where he led the company's efforts to improve operational effectiveness resulting in rapid revenue and earnings growth. Early in his career, Mr. Laschober joined ProVantage, Inc., a mid-market pharmacy benefit management company, where he led the business development, marketing, technology and operations teams. Mr. Laschober has also held executive positions responsible for strategy, business development, technology, marketing, sales, managed care and operations at Baxter International, Caremark International, CVS Pharmacy and Omnicare International. Mr. Laschober is currently a director of ReCept Holdings, Inc. Mr. Laschober possesses valuable financial expertise through his years of service at both public and privately held companies, including extensive experience in working with board committees responsible for financial, audit and compliance oversight. Mr. Laschober received a B.S. in Engineering Science from the University of Illinois and his M.B.A. from the University of Chicago. Mr. Laschober's board experience, years of experience as a senior executive in the healthcare industry, financial experience and diverse personal background led to the conclusion that Mr. Laschober should serve as a director of the Company.

        James B. Yu, M.D. is expected to become a member of our Board of Directors upon the completion of the initial public offering of our common stock. Dr. Yu has been an Assistant Professor of Therapeutic Radiology at the Yale School of Medicine since 2009. Dr. Yu received a B.S. in Physics from Yale University and earned his medical degree from the University of Michigan Medical School. Dr. Yu completed his radiation oncology residency at the Yale-New Haven Hospital and is Board Certified in Radiation Oncology. Dr. Yu is a nationally recognized physician and researcher, and he serves on the editorial boards of several leading cancer journals and on the ASTRO Science Advisory Committee. During the course of his career, Dr. Yu has authored over a hundred professional journal articles and presented nationally and internationally on advances in radiation oncology. Dr. Yu has special research interests in genitourinary cancers, central nervous system cancers and health outcomes and utilization research. In particular, Dr. Yu is interested in the comparative effectiveness of new radiation technologies, the impact of physician workforce distribution on cancer outcomes and using complex decision analysis techniques to estimate the cost effectiveness of cancer treatment. Dr. Yu's experience in the healthcare industry, particularly in radiation oncology as a practicing physician, educator and health services researcher, and diverse personal background led to the conclusion that Dr. Yu should serve as a director of the Company.

Controlled Company

        Upon completion of the offerings, if 21CI holds a majority of our outstanding shares, Vestar, through its control of 21CI, will continue to control a majority of the voting power of our outstanding common stock and, as a result, we would be a "controlled company" under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the standards would free us from the obligation to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of our Board of Directors consists of "independent directors," as defined under the rules of the New York Stock Exchange;

  •
  that we have, to the extent applicable, a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and governance committees and compensation committee.

        If we qualify as a "controlled company" under the New York Stock Exchange corporate governance standards upon completion of the offerings and would therefore be eligible to rely on certain corporate governance exemptions, we may choose to rely upon those exemptions. These exemptions, however, do not modify the independence requirements for our Audit and Compliance Committee, and we also intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange within the applicable time frame. These rules require that our Audit and Compliance Committee be composed of at least two members within 90 days of the date of the completion of the common stock offering and at least three members within one year of the date of the completion of the common stock offering, a majority of whom will be independent within 90 days of the date of the completion of the common stock offering, and all of whom will be independent within one year of the date of the completion of the common stock offering.

Classification of Board of Directors

        Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year's annual meeting of stockholders. Drs. Sheridan and Rubenstein and Mr. Elrod will serve as a Class I directors with an initial term expiring after the first annual meeting of the Company following this offering and the due election and qualification of their respective successors. Ms. Russell, Mr. Carey and Dr. Yu will serve as a Class II directors with an initial term expiring after the second annual meeting of the Company following this offering and the due election and qualification of their respective successors. Dr. Dosoretz and Messrs. Rosner and Laschober will serve as Class III directors with an initial term expiring after the third annual meeting of the Company following this offering and the due election and qualification of their respective successors.

Board Committees

        Upon completion of the offerings, our Board of Directors will have four standing committees: an Audit and Compliance Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Capital Allocation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit and Compliance Committee

        The Audit and Compliance Committee is responsible for, among other matters: (1) appointing, compensating; retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with healthcare regulatory requirements and other applicable legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related party transactions; (9) overseeing our corporate compliance program developed to ensure compliance with applicable healthcare laws; (10) overseeing and monitoring our comprehensive ongoing process of compliance risk assessment and evaluating compliance program resource allocation and effectiveness; and (11) monitoring and receiving reports concerning the regular performance of healthcare internal and external compliance audits.

        Upon completion of the offerings, our Audit and Compliance Committee will consist of Ms. Russell (Chair), Mr. Elrod and Mr. Laschober. The SEC rules and the New York Stock Exchange rules require us to have one independent Audit and Compliance Committee member upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors within 90 days of the date of the completion of the common stock offering and all independent Audit and Compliance Committee members within one year of the date of the completion of the common stock offering. Our Board of Directors has affirmatively determined that Mr. Laschober meets the definition of "independent director" for purposes of serving on the Audit and Compliance Committee under applicable SEC and New York Stock Exchange rules, and we intend to comply with these independence requirements within the time periods specified.

        Our Board of Directors will adopt a new written charter for the Audit and Compliance Committee, which will be available on our corporate website at www.21co.com upon the completion of the offerings. Our website is not part of this prospectus.

Compensation Committee

        The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon completion of the offerings, our Compensation Committee will consist of Mr. Rosner (Chair), Ms. Russell, Mr. Laschober and Dr. Sheridan.

        Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.21co.com upon the completion of the offerings. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the Board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to us.

        Upon completion of the offerings, our Nominating and Corporate Governance Committee will consist of Mr. Elrod (Chair) and Dr. Yu.

        Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.21co.com upon the completion of the offerings. Our website is not part of this prospectus.

Capital Allocation Committee

        The Capital Allocation Committee will be responsible for, among other matters: (1) discharging the Board's responsibilities relating to the oversight of our capital commitments and capital strategy; (2) recommending to the Board an annual capital expenditure budget as part of the Company's annual budget process and approving changes to such annual capital expenditure budget in excess of 110% of the initial amount; (3) reviewing and approving all letter of intent agreements and other similar non-binding agreements (under no circumstances shall this include confidentiality agreements) and recommending to our Board of Directors or approving on the behalf of our Board of Directors all binding contracts related to acquisitions, joint ventures, strategic partnerships, divestitures and de novos (collectively, "Strategic Development Initiatives"); (4) overseeing the prioritization, negotiation and due diligence of all Strategic Development Initiatives; (5) approving the Company's entry into non-binding letters of intent with respect to any Strategic Development Initiatives in which the capital outlay (including earn-outs, capital expenditures or other future commitments) to the Company does not exceed $30 million; and (6) approving the Company's entry into definitive agreements with respect to any Strategic Development Initiatives in which the capital outlay (including earn-outs, capital expenditures or other future commitments) to the Company does not exceed $15 million.

        Upon completion of the offerings, our Capital Allocation Committee will consist of Mr. Carey, Mr. Elrod and Ms. Russell.

        Our Board of Directors will adopt a new written charter for the Capital Allocation Committee, which will be available on our corporate website at www.21co.com upon the completion of the offerings. Our website is not part of this prospectus.

Risk Oversight

        Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

        Following the completion of the offerings, our Board of Directors will delegate to the Audit and Compliance Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

        Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

        We will adopt a written Code of Business Conduct and Ethics ("Code of Business Conduct") applicable to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller in connection with the offerings. In addition, we will adopt a written Code of Ethics for the Chief Executive Officer and Senior Financial Officers ("Code of Ethics") which will apply to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code will be available on our corporate website www.21co.com upon completion of the offerings. The information contained on our website does not constitute a part of this prospectus. We will provide any person, without charge, upon request, a copy of our Code of Business Conduct or Code of Ethics. Such requests should be made by writing or telephoning us at 21st Century Oncology, Inc., 2270 Colonial Boulevard, Fort Myers, Florida 33907, Attn: Corporate Secretary, (239) 931-7275.

Director Compensation

        In fiscal year 2013, only Dr. Sheridan and Dr. Rubenstein received compensation for their services on our Board of Directors. See "Executive Compensation—Directors Compensation."

        Upon consummation of the initial public offering, each non-employee director, other than those affiliated with Vestar, will receive an annual cash retainer of $75,000. The chair of the Audit and Compliance Committee, if a non-employee director and not affiliated with Vestar, will receive a supplemental annual retainer of $15,000. Each of the chairs of the Compensation and Nominating and Corporate Governance Committees, if a non-employee director and not affiliated with Vestar, will receive a supplemental annual retainer of $10,000. All non-employee directors, other than those affiliated with Vestar, will be eligible to receive an annual grant of restricted stock with a fair market value of $100,000.

EXECUTIVE COMPENSATION

        As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our named executive officers.

        A summary of the base salary and production incentive bonus arrangements with our named executive officers is as follows:

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  Daniel E. Dosoretz, M.D.—We entered into an executive and a physician employment agreement with Dr. Dosoretz in connection with the Merger, dated effective as of February 21, 2008, which were amended and restated effective as of June 11, 2012, which provide for annual base salaries of $1,500,000 and $500,000, respectively. Dr. Dosoretz is also eligible to participate in certain production and ancillary bonus arrangements associated with the Company's Lee County, Florida radiation oncology centers and certain other ancillary services provided in the Lee County, Florida local market. Effective January 1, 2013, Dr. Dosoretz agreed to a reduction in total annual base salary to $1,200,000. Effective May 6, 2014, we entered into an amended and restated employment agreement with Dr. Dosoretz and terminated the physician employment agreement (amended terms described below).

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  Norton L. Travis—We entered into an executive employment agreement with Mr. Travis in connection with the Merger, dated effective as of February 21, 2008, which was amended effective as of June 11, 2012, which provides for an annual base salary of $900,000.

  •
  Bryan J. Carey—In June 2012 we entered into an executive employment agreement with Mr. Carey, effective as of January 1, 2012, which provides for an annual base salary of $475,000. Effective January 1, 2013, Mr. Carey's annual base salary was increased to $600,000.

Summary Compensation Table

        The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers for services rendered to us during the prior two fiscal years.

	Fiscal Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation	Other Annual Compensation		Total
Daniel E. Dosoretz M.D.	2013	$1,200,000	$35,284	$5,534,725	$400,000	$857,039	(3)	$8,027,048
Chief Executive Officer	2012	2,000,000	27,042	1,469,686	350,000	118,305	(3)	3,965,033
and Director
Norton L. Travis	2013	900,000	—	2,284,712	—	441,958	(4)	3,626,670
Executive Vice President,	2012	900,000	141,565	941,733	—	320	(4)	1,983,618
General Counsel and Secretary
Bryan J. Carey	2013	600,000	300,000	3,055,052	—	603,562	(4)	4,558,614
President, Vice Chairman, Chief	2012	475,000	200,000	1,298,162	250,000	135	(4)	2,223,297
Financial Officer and Director

(1)
The amounts set forth in this column represent discretionary bonuses approved by the Company's Board of Directors except for Dr. Dosoretz's 2013 and 2012 bonuses, which were based on production and ancillary bonus arrangements set forth in his physician employment agreement.

(2)
2013 stock awards granted on December 9, 2013 with the initial grants under the 21CI 2013 equity-based incentive plan. 2012 stock awards granted on June 11, 2012 in connection with the initial grants under the 21CI equity-based incentive plan.

(3)
These amounts consist of: (i) compensation associated with the personal use of the Company's corporate aircraft in 2013 and 2012 in the amounts of $205,105 and $118,048, respectively, (ii) life insurance premiums paid by the Company in 2013 and 2012 of $684 and $257, respectively, and (iii) employer 401(k) match of $1,250 in 2013.

  Includes a one-time incentive payment for the closing of OnCure and other corporate development activities in 2013 of $650,000.

(4)
These amounts consist of life insurance premiums paid by the Company in 2013 and 2012, and employer 401(k) match paid in 2013. Includes one-time incentive payments for the closing of OnCure as well as other corporate development activities in 2013 which total $440,000 and $550,000 for Mr. Travis and Mr. Carey, respectively. Mr. Carey also received payment of $52,032 as a gross-up payment for the vesting of his preferred units in 2013.

Employment Agreements

Executive and Physician Employment Agreements with Daniel E. Dosoretz, M.D.

Executive Employment Agreement

        We have entered into an Amended and Restated Executive Employment Agreement, dated effective as of June 11, 2012, with Daniel E. Dosoretz, M.D., pursuant to which Dr. Dosoretz serves as our Chief Executive Officer. The employment term is a five-year term and provides Dr. Dosoretz with the option to further extend the initial term thereof by an additional two years at any time prior to the second anniversary of the date thereof.

        Dr. Dosoretz is currently entitled to receive an annual base salary of $1,500,000 and entitled to such increases in his annual base salary as may be determined by the Company's Board of Directors or compensation committee from time to time. With respect to each full fiscal year during the employment term, Dr. Dosoretz is also eligible to earn an annual cash incentive payment of not less than $1,500,000, the actual amount of the bonus to be determined by the Company's Board of Directors pursuant to a bonus plan based on factors including, without limitation, the Company's achievement of pro forma adjusted earnings before interest, taxes, depreciation and amortization ("PF Adjusted EBITDA") and net debt targets. PF Adjusted EBITDA also includes certain adjustments, such as loss on extinguishment of debt, non-cash impairment losses and gains/losses on disposal of assets, minority interest, equity-based compensation, employee severance and other costs, acquisition costs, adjustment related to sale-leaseback accounting, litigation expenses, non-cash rent expense and other adjustments.

        Dr. Dosoretz is also entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other officers. Also, Dr. Dosoretz shall be entitled to use the Company's corporate jet in the conduct of business on behalf of the Company. In addition, he is entitled to 200 hours of usage per year for personal use. We have also agreed to indemnify Dr. Dosoretz in connection with his capacity as our director and officer.

        If Dr. Dosoretz resigns or otherwise voluntarily terminates his employment and the termination is not for good reason during the term of the agreement, he will be entitled to receive his base salary accrued and unpaid through the date of termination and his earned and unpaid annual cash incentive payment, if any, for the fiscal year prior to the termination date. Dr. Dosoretz shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan (all amounts in this section are referred to as "Accrued Compensation").

        If Dr. Dosoretz's employment is terminated by us without "cause" (as defined in his employment agreement) or by Dr. Dosoretz for "good reason" (as defined in his employment agreement), subject to his execution of a release of claims against us and his continued compliance with the restrictive covenants described below, and in addition to the payment of Accrued Compensation, the Company is obligated to make monthly payments to Dr. Dosoretz for a period of 24 months after his termination date. Each monthly payment shall be equal to 1/12th of the sum of (i) Dr. Dosoretz's annual base salary, as in effect at the termination date, plus (ii) the amount equal to the sum of his bonuses for the three prior years divided by three. Dr. Dosoretz shall also be permitted to continue participation at the Company's expense in all benefit and insurance plans, coverage and programs for one year in which he was participating prior to the termination date.

        If Dr. Dosoretz's employment terminates due to a "disability" (as defined in his employment agreement), he will be entitled to receive the Accrued Compensation and any other disability benefits payable pursuant to any long-term disability plan or other disability program or insurance policies maintained or provided by the Company. If Dr. Dosoretz dies during the term of his employment term, the Company shall pay to his estate a lump sum payment equal to the sum of (i) his Accrued Compensation and (ii) the board of director's good faith estimated annual cash incentive payment for the fiscal year in which the death occurs (on a pro rata basis for the number of whole or partial months in the fiscal year in which the death occurs through the date of death) based on the performance of the Company at the time of his death. In addition, the death benefits payable pursuant to any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by Dr. Dosoretz in accordance with the terms of the applicable plan.

        Dr. Dosoretz' Executive Employment Agreement also provides that if his Physician Employment Agreement is terminated for any reason, but his Executive Employment Agreement is not, Dr. Dosoretz' annual base salary under the Executive Employment Agreement shall be increased to $2,000,000.

        Dr. Dosoretz is also subject to a covenant not to disclose our confidential information during his employment term, and at all times during his employment term and ending three years after his termination date, Dr. Dosoretz covenants not to compete with us, not to interfere or disrupt the relationships we have with any joint venture party, any patient, referral source, supplier or other person having a business relationship with the Company, not to solicit or hire any of our employees and not to publish or make any disparaging statements about us or any of our directors, officers or employees. If Dr. Dosoretz breaches or threatens to breach these covenants, the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of Florida having subject matter jurisdiction. The provision with respect to injunctive relief shall not, however, diminish the Company's right to claims and recover damages.

Physician Employment Agreement

        In addition, we have entered into an Amended and Restated Physician Employment Agreement, dated as of June 11, 2012, with Dr. Dosoretz, pursuant to which Dr. Dosoretz shall provide medical services as a radiation oncologist at such locations as are mutually agreed. The employment term is a five-year term and provides Dr. Dosoretz with the option to further extend the initial term thereof by an additional two years at any time prior to the second anniversary of the date thereof. For services rendered under the Physician Employment Agreement, Dr. Dosoretz shall receive an annual base salary of $500,000, and the Company shall be obligated to pay all medical malpractice insurance premiums during employment and any "tail" coverage premiums after termination or expiration of this agreement.

        Dr. Dosoretz may voluntarily terminate this agreement prior to the end of the term with or without giving notice and the Company may terminate this agreement without cause at any time. The Company may terminate the agreement due to a "disability" (as defined in the agreement) and the agreement will automatically terminate upon Dr. Dosoretz's death. If the Executive Employment Agreement is terminated for any reason, the Company shall have the right, but not the obligation to terminate the Physician Employment Agreement, without any liability or obligation to him, other than any Accrued Compensation. If the Executive Employment Agreement is terminated for any reason, but the Physician Employment Agreement is not terminated, the Physician Employment Agreement shall remain in full force and effect, except that (i) Dr. Dosoretz's base salary shall be increased to $1,500,000; (ii) Dr. Dosoretz shall be obligated to work five days per week rather than up to two days per week as currently contemplated under the Physician Employment Agreement, and (iii) Dr. Dosoretz shall be eligible to participate in such other bonus and benefit plans afforded other senior physicians of the Company and receive comparable fringe benefits to such other senior physicians.

        Dr. Dosoretz is also subject to covenants not to compete under the Physician Employment Agreement whereby in the event of the termination of this agreement for any reason, Dr. Dosoretz agrees, with certain exceptions, not to directly or indirectly engage in the practice of radiation therapy or oncology, or otherwise compete with us (as defined in the agreement) for a period beginning on the date of the Physician Employment Agreement and ending three years after his termination date.

        Effective January 1, 2013, Dr. Dosoretz agreed to a reduction in total annual base salary to $1,200,000.

Amendment

        Effective May 6, 2014, we amended our employment agreements with Dr. Dosoretz to combine his Executive Employment Agreement and Physician Employment Agreement into one agreement. The terms of the amended agreement are substantially similar to those currently in effect, including the reduction of his annual base salary to $1.2 million. In addition, Dr. Dosoretz will be eligible to earn an annual cash incentive payment of up to 100% of his base salary, but in no event less than $300,000 per annum. Dr. Dosoretz will also be entitled to (i) an annual restricted stock award equal in value to $750,000, which will vest in equal installments on each of the first three anniversaries of the grant date and (ii) an additional annual restricted stock award equal in value to $750,000 that vests in full upon the occurrence of both (a) the achievement of certain performance hurdles determined annually by the Compensation Committee of the Board, and (b) the second anniversary of the grant date. Dr. Dosoretz shall also be entitled to receive such additional bonuses, stock options, restricted stock or other equity awards awarded under the 2014 Incentive Plan that are agreed to by the parties and as awarded by the Board or its Compensation Committee. The term of the amended agreement shall be five years, which term shall automatically renew for subsequent two-year terms unless, prior to the conclusion of any such term, either party gives a written 120-day notice of nonrenewal to the other party.

Executive Employment Agreement with Norton L. Travis

        We have entered into an executive employment agreement, dated effective as of February 21, 2008, with Norton L. Travis, pursuant to which Mr. Travis serves as our Executive Vice President and General Counsel. The employment term is a five-year term with automatic two-year extensions thereafter unless either party provides the other 120 days' prior written notice of its intention not to renew the employment agreement. On February 3, 2011, the employment agreement was amended to provide for a termination date of February 3, 2016 with automatic extensions thereafter unless either party provides the other 120 days prior written notice not to renew the agreement. Pursuant to an amendment dated as of June 11, 2012, Mr. Travis has the option to extend the initial term of his employment by an additional two years at any time prior to the second anniversary of the date of execution the amendment.

        Mr. Travis is currently entitled to receive an annual base salary of $900,000 and entitled to such increases in his annual base salary as may be determined by the Company's Board of Directors or compensation committee from time to time. With respect to each full fiscal year during the employment term, Mr. Travis is also eligible to earn an annual cash incentive payment of not less than $300,000, (as the Company's Board of Directors may, but not be obligated to adjust from time to time, the "Travis Target Bonus"), the actual amount of the bonus to be determined by the Company's Board of Directors pursuant to a bonus plan based on factors including, without limitation, the Company's PF Adjusted EBITDA and net debt targets. Mr. Travis is also entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other officers. We have also agreed to indemnify Mr. Travis in connection with his capacity as an officer.

        If Mr. Travis' employment is terminated by us during the term of the agreement, he will be entitled to receive his Accrued Compensation.

        If Mr. Travis' employment is terminated by us without "cause" (as defined in his employment agreement) or by Mr. Travis for "good reason" (as defined in his employment agreement), subject to his execution of a release of claims against us and his continued compliance with the restrictive covenants described below, and in addition to the payment of the Accrued Compensation, the Company is obligated to make monthly payments to Mr. Travis for a period of 24 months after his termination date. Each monthly payment shall be equal to 1/12th of the sum of (i) Mr. Travis' annual base salary, as in effect at the termination date, plus (ii) the Travis Target Bonus for the year immediately prior to the year during which termination occurs.

        If Mr. Travis resigns or voluntarily terminates the agreement without "good reason," he will be entitled to receive his Accrued Compensation.

        If Mr. Travis' employment terminates due to his "disability" (as defined in his employment agreement), he will be entitled to receive the Accrued Compensation and any other disability benefits payable pursuant to any long-term disability plan or other disability program or insurance policies maintained or provided by the Company. If Mr. Travis dies during the term of his employment term, the Company shall pay to his estate a lump sum payment equal to the sum of (i) his Accrued Compensation and (ii) the estimated annual cash incentive payment for the fiscal year in which the death occurs (on a pro rata basis for the number of whole or partial months in the fiscal year in which the death occurs through the date of death). In addition, the death benefits payable pursuant to any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by Mr. Travis in accordance with the terms of the applicable plan.

        Mr. Travis is also subject to a covenant not to disclose our confidential information during his employment term, and at all times during his employment term and ending two years after his termination date, Mr. Travis covenants not to compete with us, not to interfere or disrupt the relationships we have with any joint venture party, any patient, referral source, supplier or other person having a business relationship with the Company, not to solicit or hire any of our employees and not to publish or make any disparaging statements about us or any of our directors, officers or employees. If Mr. Travis breaches or threatens to breach these covenants, the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of Florida having subject matter jurisdiction. The provision with respect to injunctive relief shall not, however, diminish the Company's right to claims and recover damages.

Executive Employment Agreement with Bryan J. Carey

        We have entered into an executive employment agreement, dated effective as of January 1, 2012, with Bryan J. Carey, pursuant to which Mr. Carey serves as President, Vice Chairman and Chief Financial Officer. The employment term is a five-year term beginning January 1, 2012 with automatic two-year extensions thereafter unless either party provides the other 120 days' prior written notice of its intention not to renew the employment agreement.

        Mr. Carey is currently entitled to receive an annual base salary of at least $600,000 and will have the opportunity to earn an initial annual cash performance incentive bonus equal to 85% of his annual base salary based on criteria as reasonably agreed to between Mr. Carey and the Chief Executive Officer of the Company, with reasonable approval from the Compensation Committee. For each of 2012 and 2013, the minimum amount of the performance bonus payable to Mr. Carey will be $200,000 and $300,000, respectively. Mr. Carey also has the opportunity to earn an additional bonus upon achievement of related operating performance targets. Mr. Carey is also entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other officers. We have also agreed to indemnify Mr. Carey in connection with his capacity as an officer. If Mr. Carey's employment is terminated by us during the term of the agreement, he is entitled to his Accrued Compensation.

        Mr. Carey may terminate his employment at any time for any reason. If Mr. Carey resigns or otherwise voluntarily terminates his employment and the termination is not for "good reason" during the term of his employment (as defined in his employment agreement), he will be entitled to receive his base salary accrued and unpaid through the date of termination and his earned and unpaid annual cash incentive payment, if any, for the fiscal year prior to the termination date. Mr. Carey shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan. If Mr. Carey's employment is terminated by the Company for "cause" (as defined in his employment agreement), the amount he shall be entitled to receive will be limited to the Accrued Compensation.

        If Mr. Carey's employment is terminated by us without "cause" or by Mr. Carey for "good reason" (as defined in his employment agreement), subject to his execution of a release of claims against us and his continued compliance with the restrictive covenants, and in addition to the payment of the Accrued Compensation, we are obligated to make monthly payments to Mr. Carey for a period of 24 months after his termination date. Each monthly payment shall be equal to 1/12th of Mr. Carey's annual base salary, as in effect at the termination date plus the average performance bonus for the three years immediately prior to the termination date. In the event such termination is within six months prior to or after a "Change of Control," Mr. Carey will be entitled to such payments for a period of 36 months instead of 24 months. In addition, if Mr. Carey should elect continued Consolidated Omnibus Budget Reconciliation Act ("COBRA") coverage, we shall pay during the period Mr. Carey actually continues such coverage, the same percentage of monthly premium costs for COBRA continuation coverage as it pays of the monthly premium costs for medical coverage for senior executives generally.

        Mr. Carey is also subject to a covenant not to disclose our confidential information during his employment term, and at all times during his employment term and ending 24 months after his termination date, Mr. Carey covenants not to compete with us, not to interfere or disrupt the relationships we have with any joint venture party, any patient, referral source, supplier or other person having a business relationship with the Company, not to solicit or hire any of our employees and not to publish or make any disparaging statements about us or any of our directors, officers or employees. If Mr. Carey breaches or threatens to breach these covenants, the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of Florida having subject matter jurisdiction. The provision with respect to injunctive relief shall not, however, diminish the Company's right to claims and recover damages.

Outstanding Equity Awards at 2013 Fiscal-Year End

        The following table provides information regarding outstanding equity awards held by our named executive officers as of the end of fiscal 2013.

	Stock Awards
	Equity Incentive Plan Awards
	Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)		Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(c)
Daniel E. Dosoretz, M.D.	28,500	Class M Units(a)	$1,663,545
	32,000	Class O Units(a)	15,040
	33.6%	Executive Bonus Plan(a)	3,856,140
Norton L. Travis	14,500	Class M Units(a)	846,365
	8,750	Class O Units(a)	4,113
	12.5%	Executive Bonus Plan(a)	1,434,234
Bryan J. Carey	15,000	Class M Units(a)	875,550
	14,000	Class O Units(a)	6,580
	18.9%	Executive Bonus Plan(a)	2,172,922
	197	Preferred Units(b)	96,753
	3,750	Class A Units(b)	563

(a)
Granted on December 9, 2013 in connection with the initial grants under the 2013 21CI equity-based incentive plan. The vesting measurement date, as set forth in the relevant subscription agreement, for these units is December 9, 2013. The Class M and O units vesting is dependent upon the occurrence of a qualified sale or liquidation event. The Executive Bonus Plan vesting is dependent upon the occurrence of a qualified sale or liquidation event.

(b)
For Mr. Carey, 33.3% of the Preferred and Class A awards vested on January 1, 2013, with the remaining 66.7% vesting in equal amounts on January 1, 2014 and January 1, 2015. Any unvested shares would vest automatically upon the occurrence of a sale or liquidation event, provided the executives remain employed by the Company at the time of the event. Vested shares are subject to forfeiture only in the event of termination for cause, or engaging in prohibited activities.

(c)
Payout value represents fair market value determined as of fiscal year-end, which is $58.37 per Class M non-voting equity unit of 21CI, $0.47 per Class O non-voting equity unit of 21CI, $490.30 per Preferred unit of 21CI and $0.15 per Class A equity unit of 21CI. The Executive Bonus Pool fair market value as of fiscal year-end was $11.5 million.

Executive Bonus Plan

        The Company has adopted the Executive Bonus Plan to provide certain senior level employees of the Company with an opportunity to receive additional compensation based on the "Equity Value" (as defined in the plan and described in general terms below) of 21CI, the ultimate parent holding company of the Company, in connection with a Company sale or an initial public offering. Upon the occurrence of the first Company sale or initial public offering to occur following the effective date of the plan, which is December 9, 2013, a bonus pool will be established equal in value to five percent (5%) of the Equity Value of 21CI, subject to a maximum bonus pool of $12,650,000. Each participant in the plan will participate in the bonus pool based on the participant's award percentage. Each of Dr. Dosoretz, Mr. Carey and Mr. Travis have received an award percentage under the plan equal to 33.6%, 18.9% and 12.5%, respectively.

        Payment of awards under the plan generally will be made as follows:

  •
  If the applicable liquidity event is a Company sale, payment of awards under the plan generally will be made in cash within thirty (30) days following consummation of the Company sale. However, the Company reserves the right under the plan to make payment in the same form as the proceeds received by 21CI and its equity holders in connection with the Company sale if such sale proceeds do not consist of all cash.

  •
  If the applicable liquidity event is an initial public offering, (i) one-third (1/3) of the award will be paid within forty-five (45) days following the effective date of the initial public offering, and (ii) the remaining two-thirds (2/3) of the award will be payable in two equal annual installments on each of the first and second anniversaries of the effective date of the initial public offering. Payment of the award may be made in cash or stock or a combination thereof as determined by the plan administrator in its sole discretion. With respect to payment of the portion of the award payable on the first and second anniversaries of the effective date of the initial public offering, the Company may satisfy its payment obligation by granting a restricted stock award or a restricted stock unit award under an equity compensation plan of the Company then in effect.

        The right to receive payment under the plan generally is subject to a participant's continued employment with the Company or its affiliates through the date of payment. However, in the case of each of Dr. Dosoretz, Mr. Carey and Mr. Travis, in the event of his termination of employment by the Company without "cause," by him for "good reason" or as a result of his death or "disability" (each, as defined in his employment agreement), in any case, on or following the occurrence of the applicable liquidity event, any unvested portion of his award will become fully vested as of the date of such termination, and payment in respect thereof (if applicable) will be made to him within thirty (30) days following the date of such termination.

        In addition to the right to receive payment of the bonus amounts under the plan, each of Dr. Dosoretz, Mr. Carey and Mr. Travis will be entitled to a tax "gross up" payment payable in cash and intended to compensate each such executive for the loss of tax benefits resulting from the treatment of awards under the plan being subject to taxation as ordinary income as opposed to long-term capital gains income.

        For purposes of the plan, the term "Equity Value" generally refers to: (i) if the applicable liquidity event is a Company sale, the aggregate fair market value of the cash and non-cash proceeds received by 21CI and its equity holders in connection with the sale of equity interests in the Company; or (ii) if the applicable liquidity event is an initial public offering, the aggregate fair market value of 100% of the common stock of the Company on the effective date of its initial public offering.

2014 Omnibus Incentive Plan

        In connection with the offerings, we intend to adopt the 2014 Omnibus Incentive Plan (the "2014 Incentive Plan"). The 2014 Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Incentive Plan. The purpose of the 2014 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2014 Incentive Plan. For further information about the 2014 Incentive Plan, we refer you to the complete copy of the 2014 Incentive Plan.

Administration

        The 2014 Incentive Plan will be administered by the Compensation Committee of our Board of Directors. Among the Compensation Committee's powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2014 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2014 Incentive Plan as it deems necessary or proper. The Compensation Committee will have the authority to administer and interpret the 2014 Incentive Plan, to grant discretionary awards under the 2014 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Incentive Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2014 Incentive Plan to our executive officers.

Available Shares

        The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2014 Incentive Plan or with respect to which awards may be granted may not exceed 5,000,000 shares. The number of shares that will be available for issuance under the 2014 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares that will be available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Incentive Plan. The maximum number of shares of common stock with respect to which incentive stock options may be granted is 5,000,000 shares. The maximum grant date fair value of any award granted to any non-employee director during any fiscal year shall not exceed $350,000; provided that the committee may grant awards in excess of such limit to any non-employee director upon a finding by the committee that such non-employee director has or will provide extraordinary services to the Company in such fiscal year.

        The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that will be subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 500,000 shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 750,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be 250,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2014 Incentive Plan during any fiscal year to any eligible individual will be $7,500,000.

Eligibility for Participation

        Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2014 Incentive Plan.

Award Agreement

        Awards granted under the 2014 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the Compensation Committee.

Stock Options

        The Compensation Committee will be able to grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. Other than in connection with certain substitutions of options in connection with "corporate transactions" (as defined in Treasury Regulation 1.424-1(a)(3)), no incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

Stock Appreciation Rights

        The Compensation Committee will be able to grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee will also be able to grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2014 Incentive Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

Restricted Stock

        The Compensation Committee will be able to award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient will generally have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The Compensation Committee will be able to determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

        Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

        If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

        The Compensation Committee will be able to, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2014 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee will be able to determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Incentive Plan and discussed in general below.

Other Cash-Based Awards

        The Compensation Committee will be able to grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee will be able to accelerate the vesting of such award in its discretion.

Performance Awards

        The Compensation Committee will be able to grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee will be able to grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee will be able to, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

        The Compensation Committee will be able to grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) income per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) income before interest and taxes; (13) income before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

        To the extent permitted by law, the Compensation Committee will also be able to exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

        Performance goals may also be based on an individual participant's performance goals, as determined by the Compensation Committee.

        In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee will be able to designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

        In connection with a change in control, as defined in the 2014 Incentive Plan, the Compensation Committee will be able to accelerate vesting of outstanding awards under the 2014 Incentive Plan. In addition, such awards may be, in the discretion of the committee; (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee will also be able to provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

        Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

        Notwithstanding any other provision of the 2014 Incentive Plan, our Board of Directors will be able to, at any time, amend any or all of the provisions of the 2014 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

        Awards granted under the 2014 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the Compensation Committee will be able to provide for the transferability of nonqualified stock options and/or SARs, performance awards or other stock-based awards at the time of grant or thereafter to certain family members.

Clawback/Recoupment of Awards

        The 2014 Incentive Plan will provide that awards granted under the 2014 Incentive Plan are subject to any deduction, forfeiture, recoupment or similar requirements under any clawback policy that we may have in place or any obligation that we may have, including policies implemented after the date an award is granted, pursuant to the listing standards of any exchange or association on which the Company's securities are listed, or as required by applicable law including (without limitation) the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Effective Date; Term

        We expect that the 2014 Incentive Plan will be adopted by the Board of Directors and approved by the stockholders in connection with the offerings. Any award outstanding under the 2014 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Grants in Connection with the Offerings

        In connection with the consummation of the offerings, as part of our Executive Bonus Plan and the 2014 Incentive Plan, we expect to grant to members of our senior management approximately 0.8 million shares of restricted stock, including 275,790 shares to be granted to Dr. Dosoretz, 155,407 shares to be granted to Mr. Carey and 102,576 shares to be granted to Mr. Travis. The restricted stock will vest 1/3 immediately upon grant, 1/3 upon the first anniversary of the grant and 1/3 upon the second anniversary of the grant. In addition, we intend to grant 88,020 restricted stock units to certain of our employees, which will vest one year from the grant date. We also intend to grant approximately 1.6 million options to purchase common stock to members of our senior management at an exercise price equal to the initial public offering price, including 475,559 options to be granted to Dr. Dosoretz, 231,035 options to be granted to Mr. Carey and 189,453 options to be granted to Mr. Travis. The options will vest in equal annual installments on each of the first four anniversaries of the grant date.

Directors Compensation

        The following table provides information concerning certain of our employees who are not named executive officers but who served as a director on the Company's Board of Directors during the prior two fiscal years. We do not provide any remuneration to the members of the Company's Board of Directors other than to the directors listed below and the compensatory arrangements with certain of our directors designated as a named executive officer other than for director services. See "Executive Compensation"

and "Certain Relationships and Related Party Transactions." Shares and stock options are not included in this table because none were issued during fiscal 2013 and none were outstanding at fiscal year-end.

	Fiscal Year	Fees Earned or Paid in Cash($)	Stock Award($)		Non-Equity Incentive Plan Compensation($)(1)	All Other Annual Compensation($)		Total($)
Howard M. Sheridan, M.D.	2013	—	—		—	312,383	(1)	312,383
	2012	—	—		—	305,402	(1)	305,402
James H. Rubenstein, M.D.	2013	—	—		—	817,906	(2)	817,906
	2012	—	6,036	(2)	—	677,277	(2)	683,313

(1)
We entered into an Executive Employment Agreement with Dr. Sheridan in connection with the Merger under which Dr. Sheridan provides corporate executive services and support in such areas as strategic planning, mergers and acquisitions, and physician, payer and hospital relationships. This agreement provides for a base salary of $300,000 and a performance incentive bonus at the discretion of the Company's Board of Directors, or it's Compensation Committee. Compensation associated with the personal use of the Company's corporate aircraft in 2013 and 2012 of $12,295 and $5,035, respectively, and life insurance premiums paid by the Company in 2013 and 2012 of $88 and $367, respectively. Dr. Sheridan did not receive a discretionary bonus in fiscal 2013 and 2012.

(2)
We entered into an Executive Employment Agreement with Dr. Rubenstein in conjunction with the Merger which provides for a base salary of $400,000 and participation in the annual cash performance incentive bonus award plan as described above. In addition, we entered into a Physician Employment Agreement with Dr. Rubenstein also in connection with the Merger which provided for an annual base salary of $300,000. The Physician Employment Agreement was amended in February 2010, to reduce the annual base salary to $200,000. In 2013, Dr. Rubenstein received $46,074 pursuant to a production and ancillary bonus arrangement, a $70,000 discretionary bonus for his dedicated services in the field of radiation oncology, life insurance premiums paid by the Company in 2013 of $582 and an employer 401(k) match of $1,250. In 2012, Dr. Rubenstein received $27,042 pursuant to a production and ancillary bonus arrangement, a $50,000 discretionary bonus for his dedicated services in the field of radiation oncology and life insurance premiums paid by the Company in 2012 of $235. $6,036 of stock awards were granted on June 11, 2012 in connection with the initial grants under the 21CI equity-based incentive plan. In the event that either the Physician Employment Agreement or Executive Employment Agreement is terminated for any reason, Dr. Rubenstein's annual base salary under the respective continuing agreement shall be increased to $700,000.

Employment Agreements

Executive and Physician Employment Agreements with James H. Rubenstein, M.D.

Executive Employment Agreement

        We have entered into an Executive Employment Agreement, dated effective as of February 21, 2008, with James H. Rubenstein, M.D., pursuant to which Dr. Rubenstein serves as our Medical Director. The employment term is a three-year term with automatic two-year extensions thereafter unless either party provides the other 120 days' prior written notice of its intention not to renew the employment agreement.

        Dr. Rubenstein is currently entitled to receive an annual base salary of $400,000 and entitled to such increases in his annual base salary as may be determined by the Company's Board of Directors or compensation committee from time to time. With respect to the 2011 fiscal year and each full fiscal year during the employment term, Dr. Rubenstein is also eligible to earn an annual cash incentive payment of not less than $400,000, (as the Company's Board of Directors may, but not be obligated to adjust from time to time, the "Rubenstein Target Bonus"), the actual amount of the bonus to be determined by the

Company's Board of Directors pursuant to a bonus plan based on factors including, without limitation, the Company's achievement of PF Adjusted EBITDA and net debt targets.

        Dr. Rubenstein is also entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other officers. We have also agreed to indemnify Dr. Rubenstein in connection with his capacity as a director.

        If Dr. Rubenstein resigns or otherwise voluntarily terminates his employment and the termination is not for good reason during the term of the agreement, he will be entitled to receive his base salary accrued and unpaid through the date of termination and his earned and unpaid annual cash incentive payment, if any, for the fiscal year prior to the termination date. Dr. Rubenstein shall also receive any Accrued Compensation.

        If Dr. Rubenstein's employment is terminated by us without "cause" (as defined in his employment agreement) or by Dr. Rubenstein for "good reason" (as defined in his employment agreement), subject to his execution of a release of claims against us and his continued compliance with the restrictive covenants described below, and in addition to the payment of Accrued Compensation, the Company is obligated to make monthly payments to Dr. Rubenstein for a period of 24 months after his termination date. Each monthly payment shall be equal to1/12th of the sum of (i) Dr. Rubenstein's annual base salary, as in effect at the termination date, plus (ii) the Rubenstein Target Bonus for the year immediately prior to the year during which termination occurs. Dr. Rubenstein shall also be permitted to continue participation at the Company's expense in all benefit and insurance plans, coverage and programs for one year in which he was participating prior to the termination date.

        If Dr. Rubenstein's employment terminates due to a "disability" (as defined in his employment agreement), he will be entitled to receive the Accrued Compensation and any other disability benefits payable pursuant to any long-term disability plan or other disability program or insurance policies maintained or provided by the Company. If Dr. Rubenstein dies during the term of his employment term, the Company shall pay to his estate a lump sum payment equal to the sum of (i) his Accrued Compensation and (ii) the board of director's good faith estimated annual cash incentive payment for the fiscal year in which the death occurs (on a pro rata basis for the number of whole or partial months in the fiscal year in which the death occurs through the date of death) based on the performance of the Company at the time of his death. In addition, the death benefits payable pursuant to any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by Dr. Rubenstein in accordance with the terms of the applicable plan.

        Dr. Rubenstein' Executive Employment Agreement also provides that if his Physician Employment Agreement is terminated for any reason, but his Executive Employment Agreement is not, Dr. Rubenstein's annual base salary under the Executive Employment Agreement shall be increased to $700,000.

        Dr. Rubenstein is also subject to a covenant not to disclose our confidential information during his employment term, and at all times during his employment term and ending on the later of (i) the fifth anniversary of the Executive Employment Agreement and (ii) three years after his termination date, Dr. Rubenstein covenants not to compete with us, not to interfere or disrupt the relationships we have with any joint venture party, any patient, referral source, supplier or other person having a business relationship with the Company, not to solicit or hire any of our employees and not to publish or make any disparaging statements about us or any of our directors, officers or employees. If Dr. Rubenstein breaches or threatens to breach these covenants, the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of Florida having subject matter jurisdiction. The provision with respect to injunctive relief shall not, however, diminish the Company's right to claims and recover damages.

Physician Employment Agreement

        In addition, we have entered into a Physician Employment Agreement, dated as of February 21, 2008 and as amended, with Dr. Rubenstein, pursuant to which Dr. Rubenstein shall provide medical services as a radiation oncologist at such locations as are mutually agreed. The employment term is a three-year term with automatic two-year extensions thereafter unless either party provides the other 120 days' prior written notice of its intention not to renew the employment agreement. For services rendered under the Physician Employment Agreement, Dr. Rubenstein shall receive an annual base salary of $200,000, and the Company shall be obligated to pay all medical malpractice insurance premiums during employment and any "tail" coverage premiums after termination or expiration of this agreement.

        Dr. Rubenstein may voluntarily terminate this agreement prior to the end of the term with or without giving notice and the Company may terminate this agreement without cause at any time. The Company may terminate the agreement due to a "disability" (as defined in the agreement) and the agreement will automatically terminate upon Dr. Rubenstein's death. If the Executive Employment Agreement is terminated for any reason, the Company shall have the right, but not the obligation to terminate the Physician Employment Agreement, without any liability or obligation to him, other than any Accrued Compensation. If the Executive Employment Agreement is terminated for any reason, but the Physician Employment Agreement is not terminated, the Physician Employment Agreement shall remain in full force and effect, except that (i) Dr. Rubenstein's base salary shall be increased to $700,000; (ii) Dr. Rubenstein shall be obligated to work five days per week rather than up to two days per week as currently contemplated under the Physician Employment Agreement and (iii) Dr. Rubenstein shall be eligible to participate in such other bonus and benefit plans afforded other senior physicians of the Company and receive comparable fringe benefits to such other senior physicians.

        Dr. Rubenstein is also subject to covenants not to compete under the Physician Employment Agreement whereby in the event of the termination of this agreement for any reason, Dr. Rubenstein agrees not to directly or indirectly engage in the practice of radiation therapy or oncology, or otherwise compete with us (as defined in the agreement) for a period beginning on the date of the Physician Employment Agreement and ending on the later of (i) the fifth anniversary of the Physician Employment Agreement and (ii) three years after his termination date.

Executive Employment Agreement with Howard M. Sheridan, M.D.

        We have entered into an Executive Employment Agreement, dated effective as of February 21, 2008, with Howard M. Sheridan, M.D., pursuant to which Dr. Sheridan provides corporate executive services and support in such areas as strategic planning, mergers and acquisitions, and physician, payer and hospital relationships. The employment term is a three-year term with automatic two-year extensions thereafter unless either party provides the other 120 days' prior written notice of its intention not to renew the employment agreement.

        Dr. Sheridan is currently entitled to receive an annual base salary of $300,000 and entitled to such increases in his annual base salary as may be determined by the Company's Board of Directors or compensation committee from time to time. With respect to the 2011 fiscal year and each full fiscal year during the employment term, Dr. Sheridan is eligible to receive a performance incentive bonus at the discretion of the Company's Board of Directors, or it's Compensation Committee.

        Dr. Sheridan is also entitled to use the Company's corporate jet in connection with the conduct of business on behalf of the Company and he is entitled to 25 hours of usage per year for personal use. We have also agreed to indemnify Dr. Sheridan in connection with his capacity as a director.

        If Dr. Sheridan resigns or otherwise voluntarily terminates his employment and the termination is not for good reason during the term of the agreement, he will be entitled to receive his base salary accrued and unpaid through the date of termination and his earned and unpaid annual cash incentive payment, if any, for the fiscal year prior to the termination date. Dr. Sheridan shall also receive any Accrued Compensation.

        If Dr. Sheridan's employment is terminated by us without "cause" (as defined in his employment agreement) or by Dr. Sheridan for "good reason" (as defined in his employment agreement), subject to his execution of a release of claims against us and his continued compliance with the restrictive covenants described below, and in addition to the payment of Accrued Compensation, the Company is obligated to make monthly payments to Dr. Sheridan for a period of 12 months after his termination date. Each monthly payment shall be equal to 1/12th of the sum of (i) Dr. Sheridan's annual base salary, as in effect at the termination date, plus (ii) his bonus for the year immediately prior to the year during which termination occurs.

        If Dr. Sheridan's employment terminates due to a "disability" (as defined in his employment agreement), he will be entitled to receive the Accrued Compensation and any other disability benefits payable pursuant to any long-term disability plan or other disability program or insurance policies maintained or provided by the Company. If Dr. Sheridan dies during the term of his employment term, the Company shall pay to his estate a lump sum payment equal to the sum of (i) his Accrued Compensation and (ii) the board of director's good faith estimated annual cash incentive payment for the fiscal year in which the death occurs (on a pro rata basis for the number of whole or partial months in the fiscal year in which the death occurs through the date of death) based on the performance of the Company at the time of his death. In addition, the death benefits payable pursuant to any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by Dr. Sheridan in accordance with the terms of the applicable plan.

        Dr. Sheridan is also subject to a covenant not to disclose our confidential information during his employment term, and at all times during his employment term and ending on the later of (i) the fifth anniversary of the Executive Employment Agreement and (ii) three years after his termination date, Dr. Sheridan covenants not to compete with us, not to interfere or disrupt the relationships we have with any joint venture party, any patient, referral source, supplier or other person having a business relationship with the Company, not to solicit or hire any of our employees and not to publish or make any disparaging statements about us or any of our directors, officers or employees. If Dr. Sheridan breaches or threatens to breach these covenants, the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of Florida having subject matter jurisdiction. The provision with respect to injunctive relief shall not, however, diminish the Company's right to claims and recover damages.

PRINCIPAL STOCKHOLDERS

        The following table shows information about the beneficial ownership of our common stock, as of April 30, 2014 by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our expected directors and named executive officers upon completion of the initial public offering of our common stock; and

  •
  all of our expected directors and executive officers as a group upon completion of the initial public offering of our common stock;

in each case, giving effect to the approximately 15,965-for-1 stock split of our common stock to take place immediately prior to completion of the offerings.

        For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

        As of April 30, 2014, without giving effect to the stock split to take place immediately prior to the completion of the offerings, we had 1,028 shares of common stock issued and outstanding, all of which were owned by 21CI, whose equity is held by the parties listed under "—Beneficial Ownership of 21CI's Equity" below. Percentage of beneficial ownership after the completion of the common stock offering is based on shares of common stock to be then outstanding after giving effect to the stock split. We believe that 21CI possesses sole voting and investment power over all shares of common stock shown as beneficially owned by it.

        Upon the completion of the common stock offering, 21CI will own approximately 55.2% of our common stock, assuming that the underwriters do not exercise their option to buy additional shares of common stock, and 51.7% of our common stock, assuming that the underwriters exercise their option to buy additional shares of common stock. The following table does not reflect any shares of common stock issuable upon conversion of the Series A preferred stock. Unless otherwise indicated, the address of each of the directors and executive officers is c/o 21st Century Oncology, Inc., 2270 Colonial Boulevard, Fort Myers, Florida 33907.

	Common stock owned before the common stock offering		Common stock owned after the common stock offering (no option exercise)		Common stock owned after the common stock offering (full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Number	Percentage
Principal Stockholder:
21st Century Oncology Investments, LLC(2)	16,412,187	100%	16,412,187	55.2%	16,412,187	51.7%
Directors and Executive Officers:
Daniel E. Dosoretz, M.D.	—	—	—	—	—	—
James L. Elrod, Jr.(3)	—	—	—	—	—	—
Bryan J. Carey(4)	—	—	—	—	—	—
Robert L. Rosner(5)	—	—	—	—	—	—
Erin L. Russell(6)	—	—	—	—	—	—
James H. Rubenstein, M.D.	—	—	—	—	—	—
Howard M. Sheridan, M.D.	—	—	—	—	—	—
Norton L. Travis(7)	—	—	—	—	—	—
Glen C. Laschober	—	—	6,667	*	6,667	*
James B. Yu, M.D.	—	—	6,667	*	6,667	*
All directors and executive officers as a group (18 persons)	—	—	13,334	*	13,334	*

*
Represents less than 1%

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•
voting power which includes the power to vote, or to direct the voting of, such security; and/or

•
investment power which includes the power to dispose, or to direct the disposition of, such security.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
The address for 21CI is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(3)
Mr. Elrod is a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Mr. Elrod disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Elrod is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(4)
Mr. Carey was a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may have been deemed to beneficially own the shares of common stock held by 21CI. Mr. Carey disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Carey is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(5)
Mr. Rosner is a managing director of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Mr. Rosner disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Rosner is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(6)
Ms. Russell is a principal of Vestar and, as a result of Vestar's controlling interest in 21CI, may be deemed to beneficially own the shares of common stock held by 21CI. Ms. Russell disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein. The address for Ms. Russell is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(7)
The address for Mr. Travis is c/o 21st Century Oncology, Inc., 1010 Northern Boulevard, Suite 314, Great Neck, New York 11021.

Beneficial Ownership of 21CI's Equity

        21st Century Oncology Holdings, Inc. is a wholly owned subsidiary of 21CI, whose members include funds affiliated with Vestar and certain members of management. The following table shows information about the beneficial ownership of 21CI's equity, as of April 30, 2014 by funds affiliated with Vestar, each of our expected directors and executive officers upon completion of the initial public offering of our common stock and all of our expected directors and executive officers as a group upon completion of the initial public offering of our common stock. The respective percentages of beneficial ownership of Class A voting equity units of 21CI, Class MEP non-voting equity units of 21CI, Class O non-voting equity units of 21CI, Class M non-voting equity units of 21CI and non-voting preferred equity units of 21CI owned is based on 10,310,469 shares of Class A voting equity units of 21CI, 910,821 shares of Class MEP non-voting equity units of 21CI, 100,000 shares of Class O non-voting equity units of 21CI, 100,000 shares of Class M non-voting equity units of 21CI and 543,357 shares of non-voting preferred equity units of 21CI outstanding as of April 30, 2014. This information has been furnished by the persons named in the table below or in filings made with the SEC. Fractional units have been rounded to the nearest integer.

	Class A Units		Class MEP Units(3)		Class O Units(3)		Class M Units(3)		Preferred Units
Name of Beneficial Owner(1)	Number(1)	Percent	Number(1)	Percent	Number(1)	Percent	Number(1)	Percent	Number(1)	Percent
Principal shareholder:
Funds affiliated with Vestar(2)	8,286,564	80.4%	—	—	—	—	—	—	437,134	80.5%
Directors and Executive Officers:
Daniel E. Dosoretz, M.D.(4)	717,107	7.0%	70,000	7.7%	32,000	32.0%	28,500	28.5%	37,829	7.0%
James L. Elrod, Jr.(5)	—	—	—	—	—	—	—	—	—	—
Bryan J. Carey(6)	5,625	*	145,455	16.0%	14,000	14.0%	15,000	15.0%	296	*
Robert L. Rosner(7)	—	—	—	—	—	—	—	—	—	—
Erin L. Russell(8)	—	—	—	—	—	—	—	—	—	—
James H. Rubenstein, M.D.(9)	354,569	3.4%	1,818	*	—	—	—	—	18,704	3.4%
Howard M. Sheridan, M.D.	179,277	1.7%	—	—	—	—	—	—	9,457	1.7%
Norton L. Travis(10)	14,082	*	127,273	14.0%	8,750	8.8%	14,500	14.5%	747	*
Glen C. Laschober	—	—	—	—	—	—	—	—	—	—
James B. Yu, M.D.	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (18 persons)	1,576,625	15.3%	548,183	60.2%	70,520	70.5%	73,271	73.3%	83,174	15.3%

*
Represents less than 1%.

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•
voting power which includes the power to vote, or to direct the voting of, such security; and/or

•
investment power which includes the power to dispose, or to direct the disposition of, such security.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of equity units subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
Includes 4,260,078 shares of Class A voting equity units of 21CI and 224,728 shares of non-voting preferred equity units of 21CI held by Vestar Capital Partners V, L.P., 1,171,620 shares of Class A voting equity units of 21CI and 61,806 shares of non-voting preferred equity units of 21CI held by Vestar Capital Partners V-A, L.P., 70,756 shares of Class A voting equity units of 21CI and 3,733 shares of non-voting preferred equity units of 21CI held by Vestar Executives V, L.P. and 234,398 shares of Class A voting equity units of 21CI and 12,365 shares of non-voting preferred equity units of 21CI held by Vestar Holdings V, L.P. Vestar Associates V, L.P. is the general partner of Vestar Capital Partners V, L.P., Vestar Capital Partners V-A, L.P., Vestar Executives V, L.P. and Vestar Holdings V, L.P. and Vestar Managers V Ltd. is the general partner of Vestar Associates V, L.P. As such, Vestar Managers V Ltd. has sole voting and dispositive power over the shares held by Vestar and its affiliated funds. Vestar's co-investors, which Vestar controls, own 2,549,712 shares of Class A voting equity units of 21CI, or approximately 25% of Class A voting equity units of 21CI, and 134,503 shares of non-voting preferred equity units of 21CI, or approximately 25% of the preferred equity units of 21CI. As such, Vestar and its affiliates control, and may be deemed to beneficially own 8,286,564 shares of Class A voting equity units of 21CI, or approximately 81% of the Class A voting equity units of 21CI, and 437,134 shares of the non-voting preferred equity units of 21CI, or approximately 81% of the preferred equity units of 21CI, through its ability to directly or indirectly control its co-investors. Each of Vestar and its affiliated funds disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. The address for each of Vestar and its affiliated funds is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(3)
Class MEP units, Class O units and Class M units are non-voting equity units of 21CI issued under 21CI's limited liability company agreement. With respect to the Class MEP units, certain employees are eligible to receive incentive unit awards from an equity pool representing up to 12% of the common equity value of 21CI following return of preferred capital. Pursuant to the terms of the relevant incentive agreements, holders of Class O units and Class M units will be entitled to receive, following completion of the offerings, shares of common stock of 21CH at an exchange rate based on the dollar amount that such holder would have been entitled to receive had an amount equal to the equity value of such shares been distributed to unitholders of 21CI after taking into account all other distributions thereunder.

(4)
These shares are held in trusts for which Dr. Dosoretz and his descendants are beneficiaries. Dr. Dosoretz is the trustee of the trusts and as such, has sole voting and investment power with respect to the shares in the trusts.

(5)
Mr. Elrod is a managing director of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of 21CI and the non-voting preferred equity units of 21CI held by Vestar, its affiliated funds and its co-investors. Mr. Elrod disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Elrod is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(6)
Mr. Carey was a managing director of Vestar, and therefore may have been deemed to beneficially own the Class A voting equity units of 21CI and the non-voting preferred equity units of 21CI held by Vestar, its affiliated funds and its co-investors. Mr. Carey disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Carey is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(7)
Mr. Rosner is a managing director of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of 21CI and the non-voting preferred equity units of 21CI held by Vestar, its affiliated funds and its co-investors. Mr. Rosner disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Rosner is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(8)
Ms. Russell is a principal of Vestar, and therefore may be deemed to beneficially own the Class A voting equity units of 21CI and the non-voting preferred equity units of 21CI held by Vestar, its affiliated funds and its co-investors. Ms. Russell disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein. The address for Ms. Russell is c/o Vestar Capital Partners, Inc., 245 Park Avenue, 41st Floor, New York, New York 10167.

(9)
These shares are held in trusts for which Dr. Rubenstein and his descendants are beneficiaries. Dr. Rubenstein is the trustee of the trusts and as such, has sole voting and investment power with respect to the shares in the trusts.

(10)
The address for Mr. Travis is c/o 21st Century Oncology, Inc., 1010 Northern Boulevard, Suite 314, Great Neck, New York 11021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Set forth below are certain transactions and relationships between us and our directors, executive officers and equityholders that have occurred during the last three years.

Stockholders Agreement

        Prior to the consummation of the offerings, we and 21CI will enter into a Stockholders Agreement, which will contain certain governance provisions, including provisions relating to nominations for the election of directors. The Stockholders Agreement will provide that 21CI will have the right to, so long as 21CI owns at least 25% of the total voting power of the Company nominate all of the directors to our Board of Directors, and so long as 21CI owns less than 25% but at least 5% of the total voting power of the Company, nominate one director to our Board of Directors, and in each case we will agree to take certain actions to support those nominees for election and include the nominees in the relevant proxy statements. Immediately following the offerings, the number of directors elected by 21CI will constitute a majority of the number of directors on our Board of Directors.

        The Stockholders Agreement also will grant certain registration rights to 21CI, its affiliates and certain of its transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by them. In addition, we will commit to file as promptly as possible after receiving a request from 21CI, a shelf registration statement registering secondary sales of our common stock held by 21CI. 21CI also will have the ability to exercise certain piggyback registration rights in respect of shares our common stock held by it in connection with registered offerings requested by other registration rights holders or initiated by us.

Securityholders Agreement

        Each of our directors and executive officers who is a holder of equity units of 21CI, including Drs. Dosoretz, Sheridan, Rubenstein and Mantz and Messrs. Carey and Travis, is a party to an Amended and Restated Securityholders Agreement with 21CI governing the rights and obligations of holders of units of 21CI. The Amended and Restated Securityholders Agreement, as amended in connection with the common stock offering, provides, among other things:

  •
  for supermajority voting provisions with respect to certain corporate actions, including certain transactions with Vestar and those that disproportionately alter the rights, preferences or characteristics of Vestar's preferred units of 21CI disproportionately as compared to the other securityholders;

  •
  that 21CI has a right of first refusal to purchase the securities of certain securityholders wishing to sell their interests;

  •
  that if Vestar elects to consummate a transaction resulting in the sale of 21CI, the securityholders must consent to the transaction and take all other actions reasonably necessary to cause the consummation of the transaction;

  •
  that the securityholders must cause the board of managers of 21CI to consist of (i) four managers designated by Vestar and its affiliates, (ii) two independent managers designated by an affiliate of Vestar after consultation with Dr. Dosoretz, (iii)(a) Dr. Dosoretz and two managers designated by Dr. Dosoretz after consultation with Vestar, for so long as Dr. Dosoretz is the Chief Executive Officer of the Company, and (b) the Chief Executive Officer of the Company, Dr. Dosoretz and one manager designated by the affirmative vote of holders of a majority of Class A Units of 21CI held by certain equityholders of 21CI after consultation with Vestar, at such time as Dr. Dosoretz is no longer the Chief Executive Officer of the Company subject, to a reduction of the two managers upon a decrease in the ownership interests in 21CI held by certain management holders;

  •
  for so long as 21CI, Vestar and Vestar's affiliates hold 25% of the aggregate voting power of 21CH, 21CI shall nominate for election to the board of directors of 21CH each of the individuals then designated to 21CI's board of managers and such other individuals as may be designated by Vestar and that each of Dr. Dosoretz, Dr. Rubenstein, Dr. Sheridan and Alejandro Dosoretz shall agree to vote their shares in favor of such designees;

  •
  that following the common stock offering, the voting provisions of the Amended and Restated Securityholders Agreement will terminate with respect to the officers subject to such provisions at such time as Vestar ceases to hold at least 20% of the fully-diluted voting equity securities of 21CI or the 21CI, Vestar and Vestar's affiliates continue to hold in the aggregate, capital stock of the Company entitled to vote generally in the election of directors representing at least 25% of the total voting power of the Company;

  •
  for restrictions on the transfer of the units of 21CI held by the securityholders;

  •
  for participation rights to certain securityholders so that they may maintain their percentage ownership in 21CI in the event 21CI issues additional equity interests; and

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  for registration rights, whereby, upon the request of certain majorities of certain groups of securityholders, 21CI must use its reasonable best efforts to effect the registration of its securities under the Securities Act.

Administrative Services Agreements

        In California, Delaware, Maryland, Massachusetts, Michigan, Nevada, New York and North Carolina, we have administrative services agreements with professional corporations owned by certain of our directors, executive officers and equityholders, who are licensed to practice medicine in such states. Drs. Dosoretz, Rubenstein and Michael J. Katin, M.D., a former director on the Company's Board of Directors as well as a director on the boards of directors of several of our subsidiaries and a holder of equity in 21CI, own interests in these professional corporations ranging from 0% to 100%.

        We have entered into these administrative services agreements in order to comply with the laws of such states which prohibit us from employing physicians. Our administrative services agreements generally obligate us to provide treatment center facilities, staff and equipment, accounting services, billing and collection services, management and administrative personnel, assistance in managed care contracting and assistance in marketing services. Terms of the agreements are typically 20-25 years and renew automatically for successive five-year periods, with certain agreements having 30 year terms and automatically renewing for successive one-year periods. The administrative services agreements also contain restrictive covenants that preclude the professional corporations from providing substantially similar healthcare services, hiring another management services organization and soliciting our employees, customers and clients for the duration of the agreement and some period after termination, usually three years. Monthly fees for such services may be computed on a fixed basis, percentage of net collections basis, or on a per treatment basis, depending on the particular state requirements. The administrative services fees paid to us by such professional corporations under the administrative services agreements were approximately $79.7 million, $58.8 million and $66.0 million, for the years ended December 31, 2011, 2012 and 2013, respectively.

        In addition, we have stock transfer agreements with the professional corporations owned by Drs. Dosoretz, Rubenstein and Katin, which correspond to the administrative services agreements. The stock transfer agreements provide that (i) the term of the agreements corresponds to the respective administrative services agreement and any renewals thereof, (ii) the shareholders grant us a security interest in the shares held by them in the professional corporation, and (iii) the shareholders are prohibited from making any transfer of the shares held by them in the professional corporation, including through intestate transfer, except to qualified shareholders with our approval. Upon certain shareholder events of transfer (as defined in the stock transfer agreements), including a transfer of shares by any shareholder without our approval or the loss of a shareholder's license to practice radiation therapy in his or her applicable state, for a period of 30 days after giving notice to us of such event, the other shareholders have an opportunity to buy their pro-rata portion of the shares being transferred. If at the end of the 30-day period, any of the transferring shareholder's shares have not been acquired, then, for a period of 30 days, the professional corporation has the option to purchase all or a portion of the shares. If at the end of that 30-day period any of the transferring shareholder's shares have not been acquired, we must designate a transferee to purchase the remaining shares. The purchase price for the shares shall be the fair market value as determined by our auditors. Upon other events relating to the professional corporation, including uncured defaults, we shall designate a transferee to purchase all of the shares of the professional corporation.

Lease Arrangements with Entities Owned by Related Parties

        We lease certain of our treatment centers and other properties from partnerships which are majority-owned by Drs. Dosoretz, Rubenstein, Sheridan, Katin and Mantz and Dr. Fernandez, our Senior Vice President, Director of Regional Operations. As of December 31, 2013, Drs. Dosoretz, Rubenstein, Sheridan, Katin, Fernandez and Mantz had ownership interests in these entities ranging from 0% to 100%. These leases have expiration dates through December 31, 2028, and provide for annual lease payments and executory costs, ranging from approximately $58,000 to $1.8 million. The aggregate lease payments we made to these entities were approximately $15.8 million, $17.7 million and $18.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. The rents were determined on the basis of the debt service incurred by the entities and a return on the equity component of the project's funding. In June 2004, we engaged an independent consultant to complete a fair market rent analysis for the real estate leases with the real estate entities owned by our directors, executive officers and other management employees. The consultant determined that, with one exception, the rents were at fair market value. We negotiated a rent reduction for the one exception to bring it to fair market value as determined by the consultant. Since 2004, an independent consultant is utilized to assist the Audit and Compliance Committee in determining fair market rental for any renewal or new rental arrangements with any affiliated party.

        In October 1999, we entered into a sublease arrangement with a partnership, which was 62.4% owned by Drs. Dosoretz, Rubenstein, Sheridan and Katin, to lease space to the partnership for an MRI center in Mount Kisco, New York. Sublease rentals paid by the partnership to the landlord were approximately $673,000, $733,000 and $755,000 for the years ended December 31, 2010, 2011 and 2012, respectively. In December 2012, Drs. Dosoretz, Rubenstein, Sheridan and Katin sold their interest in the partnership.

        We also maintain a construction company which provides remodeling and real property improvements at certain of our facilities. This construction company builds and constructs leased facilities on the lands owned by Drs. Dosoretz, Rubenstein, Sheridan and Katin. Payments received by us for building and construction fees were approximately $1.4 million, $1.7 million and $4.6 million for the years ended December 31, 2011, 2012 and 2013, respectively. Amounts due to us for the construction services were approximately $1.3 million and $0.6 million at December 31, 2012 and 2013, respectively.

        In connection with our plans with respect to future development of new treatment centers on land owned by or contemplated to be acquired by land partnerships owned by certain of our directors, executive officers and equityholders, the terms and conditions of the transactions, including leases of such property and in some instances buildout and equipment reimbursements by us are expected to be on terms and conditions as those of similar historic transactions.

Management Agreement

        Each of 21CI, 21CH and 21C are party to a Management Agreement with Vestar relating to certain advisory and consulting services Vestar provides to 21C, 21CI and 21CH. The Management Agreement provides for Vestar to receive an annual management fee equal to the greater of (i) $850,000 or (ii) an amount equal to 1.0% of 21C's consolidated EBITDA, which fee will be payable quarterly, in advance. Vestar is also entitled to a fee for any financial advisory or similar services it provides in connection with a sale of 21C or a transaction relating to any acquisition, divestiture or other transaction by or involving 21CI, 21CH, 21C or any of their respective subsidiaries, subject to approval by the management managers under the Amended and Restated Securityholders Agreement. 21CI, 21CH and 21C must indemnify Vestar and its affiliates against all losses, claims, damages and liabilities arising out of the performance by Vestar of its services pursuant to the Management Agreement, other than those that have resulted primarily from the gross negligence or willful misconduct of Vestar and/or its affiliates.

        The Management Agreement will terminate upon the earlier of (i) such time when Vestar and its affiliates hold, directly or indirectly, less than 20% of the voting power of 21C's outstanding voting stock, (ii) a Public Offering (as defined in the Amended and Restated Securityholders Agreement) or (iii) a sale of 21CI, 21CH or 21C in accordance with the Amended and Restated Securityholders Agreement.

        During 2010, we paid $2.0 million to Vestar Capital Partners V, L.P. for additional transaction advisory services in respect to the incremental amendments to our senior secured credit facility, the additional $15.0 million of commitments to the revolver portion, and the complete refinancing of the senior subordinated notes due 2015. We incurred approximately $1.6 million, $1.2 million and $1.3 million in management fees to Vestar for the years ended December 31, 2011, 2012 and 2013, respectively.

        We expect the Management Agreement to terminate in connection with the offerings.

Management Stock Contribution and Unit Subscription Agreement

        In connection with the closing of the Merger, 21CI entered into various Management Stock Contribution and Unit Subscription Agreements with our management employees, including Drs. Dosoretz, Sheridan, Rubenstein, Katin and Mantz and Mr. Travis (each, an "Executive"), pursuant to which they exchanged certain shares of 21C's common stock held by them immediately prior to the effective time of the Merger or invested cash in 21C, in each case, in exchange for non-voting preferred equity units and Class A voting equity units of 21CI. Under the Management Stock Contribution and Unit Subscription Agreements, if an Executive's employment is terminated by death or disability, by 21CI and its subsidiaries without "cause" or by the Executive for "good reason" (each as defined in the respective Management Stock Contribution and Unit Subscription Agreement), or by 21CI or its subsidiaries for "cause" or by the Executive for any other reason except retirement, or the Executive violates the non-compete or confidentiality provisions, 21CI has the right and option to purchase, for a period of 90 days following the termination, any and all units held by the Executive or the Executive's permitted transferees, at the fair market value determined in accordance with the applicable Management Stock Contribution and Unit Subscription Agreement, subject to certain exceptions and limitations. Under Dr. Dosoretz's Management Stock Contribution and Unit Subscription Agreement, he also has certain put option rights to require 21CI to repurchase his non-voting preferred equity units and Class A voting equity units if, prior to a sale of 21CI, 21CH or 21C in accordance with the Amended and Restated Securityholders Agreement or a Public Offering (as defined in the Amended and Restated Securityholders Agreement), his employment is terminated without cause or he terminates his employment for good reason and at such time 21CI has met certain performance targets.

Amended and Restated Limited Liability Company Agreement

        On December 9, 2013, 21CI entered into the Fourth Amended LLC Agreement. The Fourth Amended LLC Agreement governs the affairs of 21CI and the conduct of its business, and sets forth certain terms of the equity units held by members of 21CI, including, among other things, the right of members to receive distributions, the voting rights of holders of equity units and the composition of the board of managers, subject to the terms of the Amended and Restated Securityholders Agreement. Under

the Fourth Amended LLC Agreement, Vestar's prior written consent is required for 21CI to engage in certain types of transactions, including mergers, acquisitions, asset sales and incur indebtedness and make capital expenditures, subject to exceptions and limitations. The Fourth Amended LLC Agreement contains customary indemnification provisions relating to holders of units and managers and officers of 21CI.

        The Fourth Amended LLC Agreement, which replaced the Third Amended LLC Agreement in its entirety, eliminated 21CI's Class L Units and Class EMEP Units and established new classes of equity incentive units in the form of Class M Units, Class N Units and Class O Units. Under the Fourth Amended LLC Agreement, 21CI now has seven classes of equity units outstanding: Preferred Units, Class A Units, Class G Units, Class M Units, Class MEP Units, Class N Units and Class O Units. Class A Units, of which Vestar and its affiliates control 81% of the outstanding units, are the only class of voting securities. 21CI may make distributions to its members in the sole discretion of its board of managers. Distributions to unitholders under the Fourth Amended LLC Agreement are made pursuant to a distribution waterfall that provides for distributions first to holders of Preferred Units, up to a specified amount, with other holders receiving subsequent distributions based on specified priorities and limitations.

        The Fourth Amended LLC Agreement also provides that upon a public offering of 21CI (which provisions this offering will not trigger), the board of managers of 21CI may authorize a recapitalization of 21CI whereby unitholders will receive, in exchange for their existing 21CI units and subject to certain limitations, (i) cash, based on the amount that they would have been entitled to receive had an amount equal to the equity value of such units been distributed to unitholders of 21CI after taking into account all other distributions thereunder and/or (at the discretion of the board of managers) and (ii) common stock of the public company, or the right to receive common stock of the public company, based on the amount that they would have been entitled to receive had an amount equal to the equity value of such units been distributed to unitholders of 21CI after taking into account all other distributions thereunder.

Incentive Agreements

        On December 9, 2013, 21CI entered into incentive unit grant agreements ("Incentive Agreements") with each of Dr. Dosoretz, Mr. Carey and Mr. Travis. Pursuant to the Incentive Agreements, 21CI granted to Dr. Dosoretz 28,500 Class M Units and 32,000 Class O Units, Mr. Carey 15,000 Class M Units and 14,000 Class O Units and Mr. Travis 14,500 Class M Units and 8,750 Class O Units (collectively, the "Incentive Units"). We have subsequently entered into similar agreements with other members of our management pursuant to which we have granted an additional 42,000 Class M Units and 45,250 Class O Units. In connection with this offering we expect that 21CH will enter into joinder agreements to the Incentive Agreements whereby 21CH will become bound by the terms thereof, including with respect to the issuance of 21CH common stock (as described below), which is expected to be issued under the 2014 Incentive Plan.

        The Incentive Units were fully vested upon grant. If Dr. Dosoretz, Mr. Carey or Mr. Travis is terminated for cause, resigns without good reason or engages in a prohibited activity, all of his respective Incentive Units shall be immediately forfeited without consideration.

        Under the Incentive Agreements, in the event of a public offering of common stock of 21CH, Dr. Dosoretz, Mr. Carey and Mr. Travis will be entitled to receive 21CH common stock, with the number of shares based on the dollar amount that they would have been entitled to receive had an amount equal to the equity value of such shares been distributed to unitholders of 21CI after taking into account all other distributions thereunder. Two-thirds of such common stock would be awarded in the form of a restricted stock award or a restricted stock unit award under an equity compensation plan and such award shall vest 50% on the first anniversary of the date of such initial public offering and 50% on the second anniversary of the date of the initial public offering. Any Incentive Units not allocated as common stock shall be forfeited and cancelled and Dr. Dosoretz, Mr. Carey and Mr. Travis shall be issued restricted shares, performance shares and/or options to acquire shares pursuant to an equity compensation plan then in effect. The Board of Directors will determine number of shares, the exercise price and other terms and conditions thereto, in its sole discretion.

        In the event of (i) a public offering of 21CI (which provision this offering will not trigger), in which Dr. Dosoretz, Mr. Carey and Mr. Travis are entitled to receive shares of 21CH pursuant to the terms of the Fourth Amended LLC Agreement and receive shares in the form of restricted stock awards or restricted stock unit awards, or (ii) the issuance of restricted shares of 21CH common stock, such restricted common stock shall vest 50% on the first anniversary of the date of such initial public offering and 50% on the second anniversary of the date of the initial public offering.

Employment Agreements and Certain Employees

        We have entered into employment agreements with certain of our executive officers and directors, which contain compensation, severance, non-compete and confidentiality provisions. In addition, we have employed, and continue to employ, directly or indirectly, immediate family members of certain of our directors, executive officers and equityholders, including Dr. Dosoretz's brother, Alejandro Dosoretz, Dr. Dosoretz's daughter, Amy Fox, M.D., and Dr. Rubenstein's brother, Paul Rubenstein. Alejandro Dosoretz received compensation under an executive employment agreement of approximately $0.5 million, $1.3 million and $1.0 million for the years ended December 31, 2011, 2012 and 2013, respectively. We have agreed to amend our employment agreement with Alejandro Dosoretz effective January 1, 2014. Under the amendment, the initial employment term is extended for a four-year period ending on December 31, 2017. Mr. Dosoretz's annual base salary will be $800,000, approximately thirty-five percent of which will be paid for services rendered to entities outside of Argentina as set forth in a master services agreement among Mr. Dosoretz and the related entities outside of Argentina which we are in the process of finalizing. The amendment to Mr. Dosoretz's employment agreement continues to provide for performance based bonuses which are to be adjusted for acquisitions and de novos which we complete. Amy Fox, M.D. received compensation under a physician employment agreement of approximately $339,000, $201,000 and $244,000 for the years ended December 31, 2011, 2012 and 2013, respectively. Paul Rubenstein received compensation as our Director of Physician Contracting of approximately $173,000, $160,000 and $160,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

SFRO Letter Agreement

        In connection with the SFRO Joint Venture we entered into a letter agreement with Kishore Dass, M.D., Ben Han, M.D. and Rajiv Patel (together, the "Sellers"), whereby during the three year period following consummation of an initial public offering of 21CH, the Sellers may elect to exchange their common units in SFRO for common stock in 21CH at an applicable exchange rate provided for therein based on the equity value of SFRO as compared to the volume weighted average price of such 21CH common stock. In addition, in the event that we acquire a business in the state of Florida during the three year period following the SFRO Joint Venture date, and such business was not already known to us and was first identified to us by the Sellers, then the Sellers are entitled to contribute up to 20% of the equity financing for the acquisition of such business in exchange for an equity interest in such acquired business. This right is conditioned upon such Seller's then continuing employment with us.

Indemnification Agreements with Certain Officers and Directors

        We have entered into indemnification agreements with certain of our directors and executive officers. The indemnification agreements provide, among other things, that 21C will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of his or her status as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of 21C or of any other enterprise which such person is or was serving at the request of 21C, such indemnitee was, is or is threatened to be made, a party to in any threatened, pending or completed proceeding, whether brought in the right of 21C or otherwise and whether of a civil, criminal, administrative or investigative nature, against all expenses (including attorneys' and other professionals' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such proceeding. The indemnitee shall not be indemnified unless he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of 21C, or for willful misconduct. In addition, the indemnification agreements provide for the advancement of expenses incurred by the indemnitee in connection with any such proceeding to the fullest extent permitted by applicable law. The indemnification agreements terminate upon the later of five years after the date that the indemnitee ceased to serve as a director and/or executive officer or the date of the final termination of any proceedings subject to the indemnification agreements. 21C has agreed not to bring any legal action against the indemnitee or his or her spouse or heirs after two years following the date the indemnitee ceases to be a director and/or executive officer of 21C. The indemnification agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including any rights arising under the articles of incorporation or bylaws of 21C, or the Florida Business Corporation Act.

        In connection with the Merger, we agreed that we would not alter or impair any existing indemnification provisions then in existence in favor of then current or former directors or officers as provided in the articles of incorporation or bylaws of 21C or as evidenced by indemnification agreements with us.

Medical Developers, LLC Acquisition

        On January 1, 2009, we entered into a Membership Interest Purchase Agreement with Lisdey S.A. an Uruguay corporation, Alejandro Dosoretz, Dr. Daniel Dosoretz's brother, and Bernardo Dosoretz, Dr. Daniel Dosoretz's father, and the spouses of Alejandro Dosoretz and Bernardo Dosoretz, pursuant to which we purchased a 33% interest in MDLLC, an entity that is now the majority owner and operator of 26 freestanding radiation oncology practices (of which two are under development) through 15 legal entities South America, Central America and the Caribbean (which translates into us owning a 19% indirect ownership interest in the underlying radiation therapy treatment centers), and a 19% interest in Clinica de Radioterapia La Asuncion S.A., an entity that operates a treatment center in Guatemala. We purchased the 33% interest in MDLLC and the 19% interest in Clinica de Radioterapia La Asuncion S.A. at an aggregate purchase price of approximately $12.3 million, with a four-year call option to purchase the remaining 67% in MDLLC. In connection with our entry into the Membership Interest Purchase Agreement, Alejandro Dosoretz entered into an employment agreement with an entity located in Argentina in which we hold interests as part of a joint venture, pursuant to which he receives an annual salary of approximately $180,000 for his services.

        On March 1, 2011, Radiation Therapy Services International, Inc. ("RTSII"), 21CI, 21C, and our wholly owned subsidiary Main Film B.V., entered into Membership Interest Purchase Agreements (the "Membership Interest Purchase Agreements") with Alejandro Dosoretz, and his spouse and Bernardo Dosoretz and his representative, to purchase the remaining 67% membership interest in MDLLC, as well as direct ownerships interests held by Alejandro Dosoretz and Bernardo Dosoretz in such entities and a 61% ownership interest in Clinica de Radioterapia La Asuncion, S.A.

        Under the terms of the Membership Interest Purchase Agreements, RTSII and its subsidiaries purchased an additional 72% of the remaining interests in the entities, which when combined with RTSII's purchase of a 33% interest in MDLLC in January 2009, results in a 91% ownership interest in the entities (the "MDLLC Purchase"). The aggregate purchase price for the MDLLC Purchase was $82.7 million and was determined based upon a multiple of historical earnings before interest, taxes, depreciation and amortization, and excess working capital. The purchase price was comprised of $47.5 million in cash, $16.05 million in notes, $16.25 million of equity in the form of 25 shares of our common stock, and issuance of real estate located in Costa Rica totaling $0.6 million. In addition to the purchase price paid at closing, Alejandro Dosoretz also had the right to receive an earnout payment from RTSII which was paid in August 2013, one-half in the form of $3.8 million principal amount of Subordinated Notes and one-half in the form of equity of 21CI. We recorded a contingent earnout accrual of approximately $2.3 million in our purchase price accounting for the MDLLC Purchase. In connection with the MDLLC Purchase, 21CI entered into the Contribution Agreement with Alejandro Dosoretz pursuant to which he exchanged the 25 shares of our common stock he received in the MDLLC Purchase for approximately 13,660 non-voting preferred equity units of 21CI and approximately 258,955 Class A voting equity units of 21CI, having an aggregate value of $16.25 million. Pursuant to one of the Membership Interest Purchase Agreements, Alejandro Dosoretz has the right to invest 10% (or more than 10% if approved by RTSII) of the cost of certain specific new radiation oncology centers of MDLLC and Clinica de Radioterapia La Asuncion S.A. in exchange for a 10% ownership interest in such new centers and an additional interest, which when combined with the 10% ownership interest, would entitle him to a return of his invested capital and 20% of the residual value of such new centers. RTSII has an option to buy such interests in the new centers on the third anniversary of the closing, and Alejandro Dosoretz has a right to sell such interests in the new centers on the fifth anniversary of the closing.

        In 2010, we provided medical equipment and parts inventory to MDLLC in the amount of approximately $769,000. As of December 31, 2010, amounts due from the sale of the equipment, including accrued interest were approximately $781,000. In connection with the acquisition of MDLLC, we have advanced up to $500,000 for the purchase and implementation of a new accounting software system.

Other Related Party Transactions

        We are a participating provider in an oncology network, of which Dr. Dosoretz has an ownership interest. We provide oncology services to members of the network. Payments received by us for services rendered in 2011, 2012 and 2013 were approximately $884,000, $1,273,000 and $1,445,000, respectively.

        We are party to a contract with Batan Insurance Company SPC, LTD, an entity which is owned by Drs. Dosoretz, Rubenstein, Sheridan and Katin to provide us with malpractice insurance coverage. We paid premium payments to Batan Insurance Company SPC, LTD of approximately $5.7 million, $3.9 million and $4.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.

        We have agreed to enter into a master lease agreement effective January 1, 2014 with Mr. Alejandro Dosoretz, Dr. Daniel Dosoretz's brother, for the properties owned or controlled by Mr. Dosoretz which are leased to us. The initial term of the master lease agreement will be 15 years with two 5-year renewal options. The aggregate value of the master lease agreement in the first year will be $107,000 U.S. Dollars per month. Any increases after the first year will be based on the relevant market increases for property rents in the appropriate regions based upon estimates of fair rental value from a minimum of two independent brokers.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility and Term Facility

        On May 10, 2012, we entered into a credit agreement among 21C, as borrower, 21CH, Wells Fargo Bank, National Association, as administrative agent (in such capacity, the "Administrative Agent"), collateral agent, issuing bank and as swingline lender, the other agents party thereto and the lenders party thereto. On August 28, 2013, 21C entered into an Amendment Agreement (the "Amendment Agreement") to the credit agreement among 21C, 21CH, the institutions from time to time party thereto as lenders, the Administrative Agent named therein and the other agents and arrangers named therein, dated as of May 10, 2012 (the "Original Credit Agreement" and, as amended and restated by the Amendment Agreement, the "Credit Agreement"). Pursuant to the terms of the Amendment Agreement the amendments to the Original Credit Agreement became effective on August 29, 2013.

        The Credit Agreement provides for credit facilities consisting of (i) a $90 million term loan facility (the "Term Facility") and (ii) a revolving credit facility provided for up to $100 million of revolving extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit) (the "Revolving Credit Facility" and together with the Term Facility, the "Credit Facilities"). The Term Facility and the Revolving Credit Facility each have a maturity date of October 15, 2016.

        Loans under the Revolving Credit Facility and the Term Facility are subject to the following interest rates:

          (a)   for loans which are Eurodollar loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such interest period commencing on the first day of such interest period appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 1.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 6.50% per annum for loans under the Term Facility; and

          (b)   for loans which are base rate loans, at a rate per annum equal to (i) a floating index rate per annum equal to the greatest of (A) the Administrative Agent's prime lending rate at such time, (B) the overnight federal funds rate at such time plus 1/2 of 1%, and (C) the Eurodollar Rate for a Eurodollar loan with a one-month interest period commencing on such day plus 1.00% (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 2.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 5.50% per annum for loans under the Term Facility.

        21C is required to pay certain recurring fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit and (iii) administration fees.

        The Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of 21C and certain of its subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; engage in mergers or other fundamental changes; sell certain property or assets; pay dividends of other distributions; consummate acquisitions; make investments, loans and advances; prepay certain indebtedness, change the nature of their business; engage in certain transactions with affiliates; and incur restrictions on the ability of 21C's subsidiaries to make distributions, advances and asset transfers. In addition, as of the last business day of each month, 21C will be required to maintain a certain minimum amount of unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility of not less than $15 million.

        The Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations of 21C under the Credit Facilities are guaranteed by 21CH and certain direct and indirect wholly owned domestic subsidiaries of 21C.

        The Credit Facilities and certain interest rate protection and other hedging arrangements provided by lenders under the Credit Facilities or their affiliates are secured on a first priority basis by security interests in substantially all of 21C's and each guarantor's tangible and intangible assets (subject to certain exceptions), except that such security interests are granted on a second priority basis in the assets of OnCure and the OnCure Guarantors (defined below) securing the OnCure Notes.

SFRO Credit Agreement

        On February 10, 2014, we entered into a credit agreement among 21C East Florida, LLC ("21C East Florida") and South Florida Radiation Oncology Coconut Creek, LLC ("Coconut Creek"), a subsidiary of SFRO, as borrowers (the "Borrowers"), the several lenders and other financial institutions or entities from time to time parties thereto and Cortland Capital Market Services LLC as administrative agent and collateral agent (the "SFRO Credit Agreement"). The SFRO Credit Agreement provides for a $60 million Term B Loan in favor of 21C East Florida ("Term B Loan") and $7.9 million Term A Loan in favor of Coconut Creek issued for purposes of refinancing existing SFRO debt ("Term A Loan" and together with the Term B Loan, the "SFRO Term Loans"). The SFRO Term Loans each have a maturity date of January 15, 2017.

        The SFRO Term Loans are subject to the following interest rates:

        (a)   for Term A Loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for six month dollar deposits appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that such floating index rate shall not be less than 1.25% per annum) (the "Eurodollar Rate"), plus (ii) an applicable margin equal to 5.75% per annum (provided that such rate per annum shall be 6.75% if Treasure Coast Medicine, LLC ("Treasure Coast Medicine") has not become a guarantor of the Term A Loan on or before the first interest payment date on or after February 10, 2014 and until the first occurring interest payment date on which Treasure Coast Medicine is a guarantor of the Term A Loan); and

        (b)   for Term B Loans, for any interest period, payable in cash (a "Cash Interest Payment") at a rate per annum equal to (i) the Eurodollar Rate, plus (ii) an applicable margin equal to 10.5% per annum (the "Cash Interest Rate"). Notwithstanding the foregoing, 21C East Florida may elect to have the Term B Loans bear interest for each day during any interest period payable as follows: (i) for the interest periods ending July 15, 2014 and January 15, 2015, at a rate equal to the Eurodollar Rate plus 11.75% per annum (the "PIK Interest Rate"), which interest shall be paid on the applicable interest payment date by adding the amount of such interest to the aggregate principal amount of the outstanding Loan (a "PIK Interest Payment"), (ii) for the interest periods ending July 15, 2015 and January 15, 2016, (A) one-quarter of the daily principal balance of the Term B Loans at the Cash Interest Rate payable as a Cash Interest Payment, plus (B) three-quarters of the daily principal balance of the Term B Loans at the PIK Interest Rate payable as a PIK Interest Payment, or (iii) for the interest periods ending July 15, 2016 and January 15, 2017, (A) one-half at the Cash Interest Rate as a Cash Interest Payment plus (B) one-half of the daily principal balance of the Term B Loans at the PIK Interest Rate payable as a PIK Interest Payment.

        The Borrowers each are required to pay certain recurring administration fees with respect to the SFRO Credit Agreement. The SFRO Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of the Borrowers and certain of their subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; engage in mergers or other fundamental changes; sell certain property or assets; pay dividends of other distributions; consummate acquisitions; make investments, loans and advances; prepay certain indebtedness, change the nature of their business; engage in certain transactions with affiliates; and incur restrictions on the ability of the Borrowers' subsidiaries to make distributions, advances and asset transfers.

        The SFRO Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations of 21C East Florida under the SFRO Term Loans are guaranteed by 21CH, 21C and certain direct and indirect wholly owned domestic subsidiaries of 21C and the obligations of Coconut Creek are guaranteed by SFRO and certain of its direct and indirect wholly owned domestic subsidiaries.

        The obligations under the SFRO Credit Agreement of (i) 21C East Florida are secured on a first priority basis by security interests in substantially all of 21C East Florida's tangible and intangible assets (subject to certain exceptions) and (ii) Coconut Creek are secured by certain assets of Coconut Creek.

9 7/8% Senior Subordinated Notes due 2017

        On April 20, 2010, March 1, 2011 and August 22, 2013, 21C issued $310.0 million, $66.25 million and $3.8 million, respectively, aggregate principal amount of its Subordinated Notes pursuant to an indenture, dated April 20, 2010 (as otherwise amended, supplemented, waived or modified, the "Subordinated Notes Indenture"), among 21C, the guarantors signatory thereto and Wells Fargo Bank, National Association, governing the Subordinated Notes. The Subordinated Notes are unsecured senior subordinated obligations of 21C and are guaranteed on an unsecured senior subordinated basis by 21CH and each of 21C's domestic subsidiaries to the extent such guarantor is a guarantor of our obligations under our senior secured credit facilities.

        The Subordinated Notes will mature on April 15, 2017. Interest on the Subordinated Notes accrues at the rate of 9 7/8% per annum and is payable semi-annually in cash on April 15 and October 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. 21C may redeem some or all of the Subordinated Notes at any time prior to April 15, 2014 at a price equal to 100% of the principal amount of the Subordinated Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after April 15, 2014, 21C may redeem some or all of the Subordinated Notes at its option, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest, if any, on the Subordinated Notes to be redeemed to the applicable redemption date if redeemed during the twelve-month period commencing on April 15 of the years indicated below:

Year	Percentage
2014	104.938%
2015	102.469%
2016 and thereafter	100.000%

        The Subordinated Notes Indenture contains covenants that, among other things, restrict the ability of 21CH, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Subordinated Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if 21C sells assets or experiences certain changes of control, it must offer to purchase the Subordinated Notes.

8 7/8% Senior Secured Second Lien Notes due 2017

        On May 10, 2012, 21C issued $350.0 million aggregate principal amount of its Secured Notes pursuant to the Secured Notes Indenture, among 21C, the guarantors signatory thereto and Wilmington Trust, National Association, governing the Secured Notes. The Secured Notes are senior secured second lien obligations of 21C and are guaranteed on a senior secured second lien basis by 21CH and each of 21C's domestic subsidiaries to the extent such guarantor is a guarantor of 21C's obligations under the Credit Facilities, except that such security interests are granted on a third priority basis in the assets of OnCure and the OnCure Guarantors (defined below) securing the OnCure Notes.

        The Secured Notes will mature on January 15, 2017. Interest on the Secured Notes accrues at the rate of 8 7/8% per annum and is payable semi-annually in cash on May 15 and November 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. 21C may redeem some or all of the Secured Notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount of the Secured Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after May 15, 2014, 21C may redeem some or all of the Secured Notes at its option, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest, if any, on the Secured Notes to be redeemed to the applicable redemption date if redeemed during the twelve-month period commencing on May 15 of the years indicated below:

Year	Percentage
2014	104.438%
2015	102.219%
2016 and thereafter	100.000%

        In addition, at any time prior to May 15, 2014, 21C may redeem up to 35% of the aggregate principal amount of the Secured Notes with the net cash proceeds of certain equity offerings, at a redemption price of 108.875% of the principal amount thereof plus accrued and unpaid interest.

        The Secured Notes Indenture contains covenants that, among other things, restrict the ability of 21CH, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Secured Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if 21C sells assets or experiences certain changes of control, it must offer to purchase the Secured Notes.

11 3/4% Senior Secured Notes due 2017

        On October 25, 2013, we entered into an Amended and Restated Indenture (the "OnCure Indenture") of OnCure, with OnCure, as issuer, the subsidiaries of OnCure named therein, as guarantors (the "OnCure Guarantors"), 21CH, 21C and the subsidiaries of 21C named therein, as guarantors (the "21C Guarantors") and Wilmington Trust, National Association, as trustee and collateral agent. A total aggregate principal amount of $82.5 million of the OnCure Notes, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. The OnCure Notes are senior secured obligations of OnCure and the OnCure Guarantors and senior unsecured obligations of 21CH, 21C and the other 21C Guarantors.

        The OnCure Notes will mature on January 15, 2017. Interest on the OnCure Notes accrues at the rate of 11 3/4% per annum and is payable semi-annually in cash on January 15 and July 15 of each year, commencing July 15, 2014. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. OnCure may redeem some or all of the OnCure Notes at any time prior to September 30, 2015 at a price equal to 100% of the principal amount of the OnCure Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after September 30, 2015, OnCure may redeem some or all of the OnCure Notes at its option, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest, if any, on the OnCure Notes to be redeemed to the applicable redemption date if redeemed during the periods indicated below:

Year	Percentage
September 30, 2015 through but excluding February 15, 2016	106.000%
February 15, 2016 through but excluding July 31, 2016	103.000%
July 31, 2016 and thereafter	100.000%

        In addition, at any time prior to September 30, 2015, OnCure may redeem up to 35% of the aggregate principal amount of the OnCure Notes with the net cash proceeds of certain equity offerings, at a redemption price of 111.75% of the principal amount thereof plus accrued and unpaid interest.

        The OnCure Indenture contains covenants that, among other things, restrict the ability of OnCure, certain of its subsidiaries, 21CH, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the OnCure Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if OnCure or 21C sell assets or experience certain changes of control, they must offer to purchase the OnCure Notes.

        The OnCure Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the OnCure Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the OnCure Indenture.

CONCURRENT OFFERING OF SERIES A PREFERRED STOCK

        Concurrently with this initial public offering of shares of common stock, we plan to offer 1,500,000 shares of        % Series A mandatory convertible junior non-voting preferred stock, and we have granted the underwriters of the offering of Series A preferred stock a 30-day option to purchase up to 225,000 additional shares of Series A preferred stock at the public offering price, less the underwriting discounts and commissions. There are currently no shares of Series A preferred stock outstanding. We cannot assure you that the offering of Series A preferred stock will be completed or, if completed, on what terms it will be completed. The closing of this initial public offering is not conditioned upon the closing of the offering of Series A preferred stock, but the closing of our offering of Series A preferred stock is conditioned upon the closing of this initial public offering.

        The following summary of the terms of the Series A preferred stock is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation relating to the Series A preferred stock. We encourage you to read the form of our certificate of designation, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ranking

        The Series A preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, rank:

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  senior to (i) our common stock and (ii) each other class of capital stock or series of preferred stock established after the first original issue date of the Series A preferred stock (which we refer to as the "issue date") the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "junior stock");

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  on parity with any class of capital stock or series of preferred stock established after the issue date the terms of which expressly provide that such class or series will rank on a parity with the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "parity stock");

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  junior to each class of capital stock or series of preferred stock established after the issue date the terms of which expressly provide that such class or series will rank senior to the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "senior stock"); and

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  junior to our existing and future indebtedness.

        In addition, the Series A preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Dividends

        Subject to the rights of holders of shares of any class of capital stock ranking senior to the Series A preferred stock with respect to dividends, holders of Series A preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative dividends at the rate per annum of        % on the liquidation preference of $50.00 per share of Series A preferred stock (equivalent to $            per annum per share), payable in cash, by delivery of our common stock or through any combination of cash and our common stock as determined by us in our sole discretion (subject to certain limitations). Dividends on the Series A preferred stock may be declared quarterly, and if declared, will be payable quarterly on March 15, June 15, September 15 and December 15 of each year to and including the mandatory conversion date (as defined below), commencing on June 15, 2014 at such annual rate, and shall be calculated from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the issue date of the Series A preferred stock. Dividends for any dividend period or periods shall accumulate whether or not declared or there have been funds legally available for the declaration and payment of such dividends.

        Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Series A preferred stock, may be limited by the terms of our indentures, credit agreements and other financing arrangements that we are party to concurrently or that we may enter into in the future and our ability to receive distributions from our subsidiaries, which is in turn limited by the terms of the indentures and credit agreements governing a substantial portion of their outstanding debt and other agreements. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law.

Redemption

        The Series A preferred stock will not be redeemable.

Liquidation Preference

        In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series A preferred stock will be entitled to receive a liquidation preference in the amount of $50.00 per share of Series A preferred stock (the "liquidation preference"), plus an amount equal to accumulated dividends and declared and unpaid dividends on the shares to but excluding the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our shareholders, after satisfaction of liabilities owed to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated dividends and declared and unpaid dividends of the Series A preferred stock and all parity stock are not paid in full, the holders of the Series A preferred stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled, the holders of the Series A preferred stock will have no right or claim to any of our remaining assets.

Voting Rights

        The holders of the Series A preferred stock do not have any voting rights other than those described below, except as specifically required by Delaware law or as set forth in our certificate of designation.

        Whenever preferential dividends on any shares of Series A preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of such Series A preferred stock, voting together as a single class with holders of any and all other classes or series of voting preferred stock entitled to similar voting rights, will be entitled to vote for the election of a total of two additional members of our Board of Directors, subject to certain limitations.

        So long as any Series A preferred stock remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A preferred stock and all other series of preferred stock entitled to vote thereon voting together as a single class under our amended and restated certificate of incorporation or applicable law:

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  amend, alter or repeal the provisions of our amended and restated certificate of incorporation or certificate of designation for the Series A preferred stock (or adopt any board resolution having such effect) so as to authorize or create, or increase the authorized amount of, any specific class or series of shares ranking senior to the Series A preferred stock with respect to payment of dividends or the distribution, to the extent this adversely impacts the Series A preferred stock, of our assets upon our liquidation, dissolution or winding-up;

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  amend, alter or repeal the provisions of our amended and restated certificate of incorporation or certificate of designation for the Series A preferred stock (or adopt any board resolution having such effect) so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A preferred stock, taken as a whole; or

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  consummate a binding share exchange or reclassification involving the Series A preferred stock or a merger or consolidation of us into or with another entity, unless in each case (i) Series A preferred stock remains outstanding and is not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such Series A preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A preferred stock immediately prior to such consummation, taken as a whole.

Mandatory Conversion

        Each share of Series A preferred stock, unless previously converted, will automatically convert on                , 2017 (the "mandatory conversion date"), into a number of shares of common stock equal to the conversion rate described below. If prior to the mandatory conversion date we have not declared all or any portion of the accumulated dividends on the Series A preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of such accumulated and unpaid dividends (the "additional conversion amount") divided by the greater of the floor price and the applicable market value (as defined below). To the extent that the additional conversion amount exceeds the product of the number of additional shares and the applicable market value, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the Series A preferred stock.

        The conversion rate, which is the number of shares of our common stock issuable upon conversion of each share of Series A preferred stock on the mandatory conversion date, will, subject to certain anti-dilution adjustments, be as follows:

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  if the applicable market value of our common stock is greater than $            , which we call the "threshold appreciation price," then the conversion rate will be                shares of common stock per share of Series A preferred stock (the "minimum conversion rate"), which is equal to $50.00 divided by the threshold appreciation price;

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  if the applicable market value of our common stock is less than or equal to the threshold appreciation price but equal to or greater than $ (the "initial price," which equals the price at which we initially offered our shares of common stock to the public in this offering), then the conversion rate will be equal to $50.00 divided by the applicable market value of our common stock, which will be between                and                shares of common stock per share of Series A preferred stock; or

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  if the applicable market value of our common stock is less than the initial price, then the conversion rate will be                 shares of common stock per share of Series A preferred stock (the "maximum conversion rate"), which is equal to $50.00 divided by the initial price.

        "Applicable market value" means the average VWAP per common share over 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date.

Conversion at the Option of the Holder

        Other than during a fundamental change conversion period described below, holders of the Series A preferred stock have the right to convert their Series A preferred stock, in whole or in part (but in no event less than one Series A preferred stock), at any time prior to the mandatory conversion date, into common stock at the minimum conversion rate of shares of common stock per Series A preferred stock, subject to certain anti-dilution adjustments. In connection with any such conversion, the converting holder will become the holder of record of the common stock due upon conversion as of 5:00 pm, New York City time, on the conversion date.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

        If we are the subject of certain cash acquisitions, certain change of control events occur or our common stock ceases to be listed on a United States national securities exchange (each a fundamental change), on or prior to the mandatory conversion date, holders of the Series A preferred stock will have the right to (i) convert their Series A preferred stock, in whole or in part (but in no event less than one share of Series A preferred stock), into common stock at the fundamental change conversion rate, which will be based on the effective date of the fundamental change and the price paid per share of common stock in such transaction, (ii) with respect to such converted shares, receive a fundamental change dividend make-whole amount based on the present value of remaining dividend payments on the Series A preferred stock or an increase in the number of shares of common stock issuable upon conversion equal to (x) the cash dividend make-whole amount divided by (y) the greater of the floor price and the stock price and (iii) with respect to such converted shares, to the extent that, as of the effective date of the fundamental change, we have not declared any or all of the accumulated dividends on the Series A preferred stock as of such effective date, receive an adjustment in the conversion rate and, under certain circumstances, a cash payment.

Anti-dilution Adjustments

        The formula for determining the conversion rate on the mandatory conversion date and the number of shares of common stock to be delivered upon an early conversion event may be adjusted if certain events occur, including if:

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  We issue common stock to all holders of our common stock as a dividend or other distribution.

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  We issue to all holders of our common stock rights, options or warrants (other than rights, options or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights, options or warrants, to subscribe for or purchase our common stock at less than the current market price of our common stock.

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  We subdivide or combine our common stock.

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  We distribute to all holders of our common stock evidences of our indebtedness, capital stock, securities, rights to acquire our capital stock, cash or other assets, excluding any dividend, distribution, rights, options or warrants referred to in the bullets above and below and any spin-off.

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  We make a distribution consisting exclusively of cash to all holders of our common stock, subject to limited exceptions.

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  We or any of our subsidiaries successfully complete a tender or exchange offer for our common stock (excluding any securities convertible or exchangeable for our common stock), where the cash and the value of any other consideration included in the payment per share of common stock exceeds the current market price of our common stock.

DESCRIPTION OF CAPITAL STOCK

        The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws, the certificate of designation for the Series A preferred stock and the provisions of applicable law. Copies of our amended and restated certificate of incorporation, our amended and restated bylaws and the certificate of designation for the Series A preferred stock will be filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

        Upon the closing of the offerings, the total amount of our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of undesignated preferred stock. As of April 30, 2014, before giving effect to the approximately 15,965-for-1 stock split to occur immediately prior to the offerings, we had 1,028 shares of common stock outstanding.

        After giving effect to the offerings, we will have 29,745,520 shares of common stock and 1,500,000 shares of Series A preferred stock, par value $0.0001 per share, outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the certificate of designation for the Series A preferred stock, which are included as exhibits to the registration statement of which this prospectus forms a part.

        For a summary of certain rights of the holders of our Series A preferred stock based on the certificate of designation for the Series A preferred stock, see "Concurrent Offering of Series A Preferred Stock."

Common Stock

        As of April 30, 2014, there was one stockholder of record of our common stock.

Preferred Stock

        Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine and as set forth in any certificate of designation establishing a series of preferred stock, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

        We will issue 1,500,000 shares of Series A preferred stock in the Series A preferred stock offering (or 1,725,000 shares of Series A preferred stock if the underwriters in the Series A preferred stock offering exercise their option in full).

        Shares of our Series A preferred stock are convertible into shares of our common stock as described in "Concurrent Offering of Series A Preferred Stock."

Voting Rights

        Except as may otherwise be provided in our amended and restated certificate of incorporation, in a certificate of designation relating to any outstanding series of preferred stock or by applicable law, each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders' meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority in voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

        Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of any other class or series of our preferred stock.

        So long as any shares of our Series A preferred stock remain outstanding, no dividend or distribution may be declared or paid on shares of our common stock and no shares of our common stock may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred stock or a sum of cash or number of shares of our common stock has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common stock payable solely in shares of our common stock. See "Concurrent Offering of Series A Preferred Stock."

        For additional information regarding our policy on distributions, see "Dividend Policy."

Other Rights

        Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

        If our Company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding, including the liquidation preference to which the holders of Series A preferred stock are entitled as described in "Concurrent Offering of Series A Preferred Stock."

Stockholders Agreement

        For a description of the Stockholders Agreement that we will enter into with 21CI, see "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

        Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Vestar and its affiliates cease to beneficially own more than 40% of our outstanding shares. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Vestar ceases to beneficially own more than 40% of our outstanding shares, at the request of Vestar and its affiliates. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

        In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

        These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

        Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

        Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors until Vestar ceases to beneficially own more than 40% of our outstanding shares. After such time, directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors.

Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, any amendment, alteration, change, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock. Additionally, after the date on which Vestar ceases to beneficially own more than 40% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

        Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

        Under our amended and restated certificate of incorporation, we will opt into Section 203 of the DGCL, and will therefore be subject to Section 203.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

        Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Vestar or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Vestar, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Vestar, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive Jurisdiction of Certain Actions

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock and our Series A preferred stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

        We have applied to list our common stock on the New York Stock Exchange under the symbol "ICC." We have applied to list our Series A preferred stock on the New York Stock Exchange under the symbol "ICC PR."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the common stock offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, future sales of shares of common stock, or the availability of shares of common stock for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, or the conversion of shares of Series A preferred stock into shares of common stock, or the perception that such conversion could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of the common stock offering, we will have 29,745,520 shares of common stock outstanding. Of these shares of common stock, the 13,333,333 shares of common stock being sold in the common stock offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 16,412,187 shares of common stock held by our existing stockholders upon completion of the offerings will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. Subject to certain restrictions on transfer pursuant to the Stockholders Agreement, these remaining shares of common stock held by our existing stockholders upon completion of the offerings will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

        Additional shares of common stock will be issuable upon conversion of the shares of Series A preferred stock issued in the Series A preferred stock offering and may be issued as dividends on the Series A preferred stock. All of such shares of common stock will be available for immediate resale in the public market upon conversion or receipt, except for any such shares issued to persons who are subject to the lock-up arrangements described below, which shares will be subject to the terms of such lock-up arrangements.
Rule 144

        In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (2) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 297,455 shares immediately after the offerings; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general and subject to certain restrictions under the Stockholders Agreement, the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares of our common stock from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of the offerings, or who purchased shares of our common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with the offerings. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        We, and each of our directors, officers and the holders of approximately 16.4 million shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see "Underwriting (Conflicts of Interest)." The holders of approximately 100% of our outstanding shares of common stock as of April 30, 2014, prior to giving effect to this offering, have executed such lock-up agreements.

Registration Rights

        Upon completion of the offerings, the holders of an aggregate of approximately 16.4 million shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares of our common stock purchased by affiliates, registration of their shares of our common stock under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under "Underwriting (Conflicts of Interest)" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" for more information.

 CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary applies to you only if you are a non-U.S. holder of shares of our common stock that purchases the shares in this offering and will hold such shares as capital assets within the meaning of section 1221 of the Code (generally, property held for investment).

        For purposes of the discussion regarding U.S. federal income tax consequences, a "non-U.S. holder" means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or deemed to be created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your tax advisors.

        This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary.

        This summary does not address all aspects of U.S. federal income and estate taxation (such as the alternative minimum tax or the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010), and does not address any aspects of other federal taxes (such as gift taxes) or state, local or non-U.S. taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or an entity subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a regulated investment company, a real estate investment trust, a "controlled foreign corporation," a "passive foreign investment company," an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment).

        We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

        This discussion below assumes that no item of income or gain in respect of shares of our common stock at any time will be effectively connected with a U.S. trade or business conducted by a non-U.S. holder. If you are a non-U.S. holder conducting a U.S. trade or business and your income or gain in respect of shares of our common stock is effectively connected with such U.S. trade or business, you should consult your tax advisor regarding the U.S. federal income tax (including branch profits tax) consequences resulting from your investment in shares of our common stock.

        This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

        In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing a non-U.S. holder's tax basis in our common stock (determined on a share by share basis), but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed below under "—Gain on Disposition of Shares of Common Stock."

        As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding, as discussed below) for dividends generally will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a "United States person" as defined under the Code and is eligible for treaty benefits, or (b) if shares of our common stock are held through certain foreign intermediaries (including certain foreign partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to the non-U.S. holder of any dividends, and may be required to be updated periodically.

        A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

        Subject to the discussions below of backup withholding and the Foreign Account Tax Compliance Act ("FATCA") legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax, unless:

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the "applicable period").

        We believe that we have not been, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the applicable period. You should consult your tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

        The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury (generally on an applicable IRS Form W-8) that it is not a "United States person" as defined under the Code (and the payer does not have actual knowledge or reason to know that such holder is such a United States person), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless such non-U.S. holder certifies under penalty of perjury that it is not a "United States person" (as defined under the Code), and the payer does not have actual knowledge or reason to know that the non-U.S. holder is such a United States person, or such non-U.S. holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

        Legislation enacted in 2010, known as the "FATCA" legislation, generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to certain "foreign financial institutions" (as specifically defined under FATCA), unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), or another exception applies. The FATCA legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a non-U.S. entity that is not a "foreign financial institution" unless such entity provides the applicable withholding agent with a certification identifying the substantial U.S. owners of the entity (if any), which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities). Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final U.S. Treasury regulations and subsequent administrative guidance, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

        Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) who is an individual will be includable in such non-U.S. holder's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

        THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offerings and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
Avondale Partners, LLC
Piper Jaffray & Co.

Total	13,333,333

        The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters have an option to buy up to 2,000,000 additional shares of common stock from the Company. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering and the Series A preferred stock offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $9.8 million plus a termination fee payable by us under our Management Agreement with Vestar of approximately $6 million. We have agreed with the underwriters to pay all expenses and application fees (including the legal fees of counsel for the underwriters) incurred and invoiced in connection with any filing with, and clearance of the offerings by, the Financial Industry Regulatory Authority, Inc. in an aggregate amount not to exceed $25,000.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or Series A preferred stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or Series A preferred stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or Series A preferred stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or Series A preferred stock or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, for a period of 180 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Our directors and executive officers, 21CI and certain other security holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or Series A preferred stock or any securities convertible into or exercisable or exchangeable for our common stock or Series A preferred stock (including, without limitation, shares of common stock or Series A preferred stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock or Series A preferred stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of common stock or Series A preferred stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or Series A preferred stock or any security convertible into or exercisable or exchangeable for shares of our common stock or Series A preferred stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        We have applied to have our common stock approved for listing/quotation on the New York Stock Exchange, subject to notice of official issuance, under the symbol "ICC."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares from the Company, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares from us. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 666,667 shares of common stock offered in this prospectus for our directors, officers, employees, business associates and other related persons. Reserved shares purchased by our directors and officers will be subject to the 180-day restricted period described above. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Conflicts of Interest

        Affiliates of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. are lenders and/or agents under our Credit Facilities and as such are entitled to be repaid with the proceeds that are used to repay indebtedness under such Credit Facilities and will receive their pro rata portion of such repayment. Because we expect that more than 5% of the net proceeds of this offering may be received by certain underwriters in this offering or their affiliates that are lenders under the Credit Facilities, this offering is being conducted in accordance with FINRA Rule 5121 regarding the underwriting of securities. FINRA Rule 5121 requires that a "qualified independent underwriter" ("QIU") participate in the preparation of the registration statement of which this prospectus is a part and perform its usual standard of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to serve as the QIU. In addition, in accordance with FINRA Rule 5121, if any underwriter receives more than 5% of the net proceeds from this offering, it will not confirm sales to discretionary accounts without the prior written consent of its customers. We have agreed to indemnify against liabilities incurred in connection with acting as QIU, including liabilities under the Securities Act.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, affiliates of certain of the underwriters are currently lenders and/or agents under the Credit Facilities. Additionally, certain underwriters or their affiliates are counterparties under certain of our interest rate swap agreements.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

 LEGAL MATTERS

        Kirkland & Ellis LLP, New York, New York will pass upon the validity of the securities offered hereby on our behalf. The underwriters are represented by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The consolidated financial statements of 21st Century Oncology Holdings, Inc. (formerly Radiation Therapy Services Holdings, Inc.) as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of 21st Century Oncology Holdings, Inc. (formerly Radiation Therapy Services Holdings, Inc.) for the year ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein which, as to the combined special-purpose financial statements of the operating entities of Medical Developers, LLC, for the ten-month period from March 1, 2011 through December 31, 2011, majority-owned subsidiaries, is based in part on the report of Deloitte & Co. S.R.L., independent registered public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

        The consolidated financial statements of OnCure Holdings, Inc. at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about OnCure's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        We are currently subject to the periodic reporting and other informational requirements of the Exchange Act, and file annual, quarterly and current reports and other information with the SEC which can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov and our website at www.21co.com. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

The accompanying consolidated financial statements give effect to the retrospective application of an 15,965-for-one stock split of the outstanding common stock of 21st Century Oncology Holdings, Inc., that will be effected immediately prior to the completion of the offering. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon the effective date of the stock split of the 21st Century Oncology Holdings, Inc.'s outstanding common stock as described in Note 21 to the consolidated financial statements and assuming that from December 31, 2013 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Miami, Florida
April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
21st Century Oncology Holdings, Inc.

We have audited the accompanying consolidated balance sheets of 21st Century Oncology Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of 21st Century Oncology Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants
Miami, Florida

April 30, 2014 (May     , 2014 as to the effect of the stock split described in Note 21)

        The accompanying consolidated financial statements give effect to the retrospective application of a 15,965-for-1 stock split of the outstanding common stock of 21st Century Oncology Holdings, Inc., that will be effected immediately prior to the completion of the offering. The following report is in the form which will be furnished by Ernst & Young LLP, an independent registered public accounting firm, upon the effective date of the stock split of the 21st Century Oncology Holdings, Inc.'s outstanding common stock as described in Note 3 and Note 21 to the consolidated financial statements and assuming that from December 31, 2011 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

/s/ Ernst & Young LLP
Certified Public Accountants

Tampa, Florida
May 5, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
21st Century Oncology Holdings, Inc.

        We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in equity and cash flows of 21st Century Oncology Holdings, Inc. (formerly Radiation Therapy Services Holdings, Inc.) for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the combined special-purpose financial statements of the Operating Entities of Medical Developers, LLC, majority-owned subsidiaries, which statements reflect total revenues of $60 million for the ten month period ended December 31, 2011. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the operating entities of Medical Developers LLC, is based solely on the report of the other auditors.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

        In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of 21st Century Oncology Holdings, Inc. and its cash flows for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Tampa, Florida

March 22, 2012, except for the change in the name of the Company as described in Note 1, the effects of net loss per common share for the year ended December 31, 2011, the adoption of the Executive Bonus Plan and entry into the Fourth Amended and Restated Limited Liability Company Agreement and equity incentive grants made thereunder as described in Note 3, as to which the date is December 9, 2013, the second paragraph of Legal Proceedings included in Note 16, as to which the date is February 18, 2014 and the effect of a 15,965-for-1 split of common stock as disclosed in Note 21, as to which the date is                        , 2014.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents ($4,414 and $3,320 related to VIEs)	$17,462	$15,410
Restricted cash	3,768	—
Accounts receivable, net ($14,527 and $10,155 related to VIEs)	117,044	86,869
Prepaid expenses ($628 and $473 related to VIEs)	7,577	6,043
Inventories ($609 and $411 related to VIEs)	4,393	3,897
Deferred income taxes ($6 and $0 related to VIEs)	375	540
Other ($47 and $6 related to VIEs)	12,534	7,429

Total current assets	163,153	120,188
Equity investments in joint ventures	2,555	575
Property and equipment, net ($17,786 and $20,271 related to VIEs)	240,371	221,050
Real estate subject to finance obligation	19,239	16,204
Goodwill ($23,970 and $18,929 related to VIEs)	578,013	485,859
Intangible assets, net ($3,319 and $1,296 related to VIEs)	85,025	35,044
Other assets ($6,035 and $8,050 related to VIEs)	39,835	43,381

Total assets	$1,128,191	$922,301

Liabilities and Equity
Current liabilities:
Accounts payable ($1,469 and $2,381 related to VIEs)	$57,613	$27,538
Accrued expenses ($4,692 and $3,622 related to VIEs)	64,021	46,401
Income taxes payable ($90 and $95 related to VIEs)	2,372	2,951
Current portion of long-term debt ($13 and $0 related to VIEs)	17,536	11,065
Current portion of finance obligation	317	287
Other current liabilities	12,237	7,684

Total current liabilities	154,096	95,926
Long-term debt, less current portion ($25 and $0 related to VIEs)	974,130	751,303
Finance obligation, less current portion	20,333	16,905
Other long-term liabilities ($1,918 and $2,233 related to VIEs)	38,453	22,130
Deferred income taxes	4,498	6,202

Total liabilities	1,191,510	892,466
Noncontrolling interests—redeemable	15,899	11,368
Commitments and contingencies
Equity:
Common stock, $0.01 par value, 1,028 shares authorized, 1,028 and 1,025 issued, and outstanding at December 31, 2013 and 2012	—	—
Additional paid-in capital	650,879	651,907
Retained deficit	(718,237)	(638,023)
Accumulated other comprehensive loss, net of tax	(26,393)	(11,464)

Total 21st Century Oncology Holdings, Inc. shareholder's (deficit) equity	(93,751)	2,420
Noncontrolling interests—nonredeemable	14,533	16,047

Total (deficit) equity	(79,218)	18,467

Total liabilities and equity	$1,128,191	$922,301

The accompanying notes are an integral part of the consolidated financial statements.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in thousands, except share and per share data):	2013	2012	2011
Revenues:
Net patient service revenue	$715,999	$686,216	$638,690
Management fees	11,139	—	—
Other revenue	9,378	7,735	6,027

Total revenues	736,516	693,951	644,717
Expenses:
Salaries and benefits	409,352	372,656	326,782
Medical supplies	64,640	61,589	51,838
Facility rent expenses	45,565	39,802	33,375
Other operating expenses	45,629	38,988	33,992
General and administrative expenses	106,887	82,236	81,688
Depreciation and amortization	65,195	64,893	54,084
Provision for doubtful accounts	12,146	16,916	16,117
Interest expense, net	86,747	77,494	60,656
Electronic health records incentive income	(1,698)	(2,256)	—
Gain on the sale of an interest in a joint venture	(1,460)	—	—
Loss on sale leaseback transaction	313	—	—
Early extinguishment of debt	—	4,473	—
Fair value adjustment of earn-out liability and noncontrolling interests—redeemable	130	1,219	—
Impairment loss	—	81,021	360,639
Loss on investments	—	—	250
Gain on fair value adjustment of previously held equity investment	—	—	(234)
Loss on foreign currency transactions	1,283	339	106
Loss on foreign currency derivative contracts	467	1,165	672

Total expenses	835,196	840,535	1,019,965

Loss before income taxes	(98,680)	(146,584)	(375,248)
Income tax (benefit) expense	(20,432)	4,545	(25,365)

Net loss	(78,248)	(151,129)	(349,883)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	(1,966)	(3,079)	(3,558)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	(80,214)	(154,208)	(353,441)
Other comprehensive loss:
Unrealized (loss) gain on derivative interest rate swap agreements, net of tax	—	(333)	2,428
Unrealized loss on foreign currency translation	(16,242)	(7,882)	(4,909)

Other comprehensive loss	(16,242)	(8,215)	(2,481)

Comprehensive loss	(94,490)	(159,344)	(352,364)

Comprehensive income attributable to noncontrolling interests—redeemable and non-redeemable	(653)	(2,396)	(2,914)

Comprehensive loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(95,143)	$(161,740)	$(355,278)

Net loss per common share:
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—basic	$(4.90)	$(9.42)	(21.68)

Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder—diluted	$(4.90)	$(9.42)	(21.68)

Weighted average shares outstanding:
Basic	16,381,612	16,364,291	16,299,774

Diluted	16,381,612	16,364,291	16,299,774

The accompanying notes are an integral part of the consolidated financial statements.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands):	2013	2012	2011
Cash flows from operating activities
Net loss	$(78,248)	$(151,129)	$(349,883)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	55,430	53,052	45,972
Amortization	9,765	11,841	8,112
Deferred rent expense	973	1,234	1,271
Deferred income taxes	(27,908)	(2,023)	(28,378)
Stock-based compensation	597	3,257	1,461
Provision for doubtful accounts	12,146	16,916	16,117
Loss on sale leaseback transaction	313	—	—
Loss on the sale / disposal of property and equipment	336	748	235
Gain on the sale of an interest in a joint venture	(1,460)	—	—
Amortization of termination of interest rate swap	—	958	—
Write-off of loan costs	—	525	—
Early extinguishment of debt	—	4,473	—
Termination of derivative interest rate swap agreements	—	(972)	(1,880)
Loss on fair value adjustment of noncontrolling interests—redeemable	—	175	—
Impairment loss	—	81,021	360,639
Loss on investments	—	—	250
Gain on fair value adjustment of previously held equity investment	—	—	(234)
Loss on foreign currency transactions	143	33	98
Loss on foreign currency derivative contracts	467	1,165	672
Amortization of debt discount	1,191	798	847
Amortization of loan costs	5,595	5,434	4,524
Equity interest in net loss of joint ventures	454	817	1,036
Distribution received from unconsolidated joint ventures	21	9	52
Changes in operating assets and liabilities:
Accounts receivable and other current assets	(42,570)	(21,578)	(20,780)
Income taxes payable	20	(2,121)	(4,393)
Inventories	(102)	639	(1,622)
Prepaid expenses	3,544	3,262	2,839
Accounts payable and other current liabilities	29,373	(1)	2,808
Accrued deferred compensation	1,344	1,339	—
Accrued expenses / other current liabilities	16,999	6,258	5,001

Net cash (used in) provided by operating activities	(11,577)	16,130	44,764
Cash flows from investing activities
Purchases of property and equipment	(40,744)	(30,676)	(36,612)
Acquisition of medical practices	(68,659)	(25,862)	(59,886)
Purchase of noncontrolling interest—non-redeemable	(1,509)	—	—
Restricted cash associated with medical practice acquisitions	(3,768)	—	—
Purchase of joint venture interests	—	(1,364)	—
Proceeds from the sale of property and equipment	78	2,987	6
(Loans to) repayments from employees	(212)	(68)	338
Contribution of capital to joint venture entities	(992)	(714)	(799)
Distribution received from joint venture	—	—	581
Proceeds from the sale of equity interest in a joint venture	1,460	—	312
Payment of foreign currency derivative contracts	(171)	(670)	(1,486)
Proceeds from sale of investments	—	—	1,035
Premiums on life insurance policies	(1,234)	(1,313)	(79)
Change in other assets and other liabilities	(2,212)	370	(192)

Net cash used in investing activities	(117,963)	(57,310)	(96,782)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
(in thousands):	2013	2012	2011
Cash flows from financing activities
Proceeds from issuance of debt (net of original issue discount of $2,250, $1,656 and $625, respectively)	306,063	448,163	111,205
Principal repayments of debt	(171,432)	(383,344)	(57,777)
Repayments of finance obligation	(182)	(109)	(95)
Proceeds from equity contribution	—	—	3
Payments of notes receivable from shareholder	—	72	50
Proceeds from noncontrolling interest holders—redeemable and non-redeemable	765	—	4,120
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	(2,211)	(3,920)	(4,428)
Deconsolidation of noncontrolling interest	—	—	(33)
Payments of loan costs	(1,359)	(14,437)	(4,809)

Net cash provided by financing activities	131,644	46,425	48,236

Effect of exchange rate changes on cash and cash equivalents	(52)	(12)	(18)
Net increase (decrease) in cash and cash equivalents	2,052	5,233	(3,800)
Cash and cash equivalents, beginning of period	15,410	10,177	13,977

Cash and cash equivalents, end of period	$17,462	$15,410	$10,177

Supplemental disclosure of cash flow information
Interest paid	$78,750	$63,632	$56,748
Income taxes paid	$9,364	$9,120	$5,802
Supplemental disclosure of non-cash transactions
Finance obligation related to real estate projects	$7,580	$3,035	$11,623
Derecognition of finance obligation related to real estate projects	$3,940	$—	$(5,829)
Noncash deconsolidation of noncontrolling interest	$9	$—	$49
Capital lease obligations related to the purchase of equipment	$3,054	$7,281	$4,701
Issuance of Parent equity units related to the acquisition of medical practices	$—	$—	$16,250
Issuance of senior subordinated notes related to the acquisition of medical practices	$—	$—	$16,047
Earn-out accrual related to the acquisition of medical practices	$7,950	$400	$2,340
Additional consideration related to the acquisition of medical practices	$—	$—	$561
Other non-current liabilities related to non-controlling interest related to the acquisition of medical practices	$—	$—	$1,364
Issuance of notes payable related to the acquisition of medical practices	$—	$—	$4,005
Noncash dividend declared to noncontrolling interest	$77	$167	$221
Issuance of redeemable noncontrolling interest	$—	$—	$71
Property and equipment related to the North Broward Hospital District license agreement	$—	$4,260	$—
Capital lease obligations related to the acquisition of medical practices	$10,903	$5,746	$—
Noncash redemption of Parent equity units	$—	$53	$—
Seller financing promissory note related to the acquisition of medical practices	$2,097	$—	$—
Noncash contribution of capital by noncontrolling interest holders	$4,235	$—	$—
Termination of prepaid services by noncontrolling interest holder	$2,551	$—	$—
Issuance of notes payable relating to the earn-out liability in the acquisition of Medical Developers	$2,679	$—	$—
Issuance of equity LLC units relating to the earn-out liability in the acquisition of Medical Developers	$705	$—	$—
Issuance of senior secured notes related to the acquisition of medical practices	$75,000	$—	$—
Reserve claim liability related to the acquisition of medical practices	$3,682	$—	$—
Noncash dividend declared from unconsolidated joint venture	$150	$—	$—
Step up basis in joint venture interest	$83	$—	$—
Incurred offering costs	$1,323	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Stock				Note Receivable from Shareholder	Accumulated Other Comprehensive Loss
			Additional Paid-In Capital	Retained Deficit			Noncontrolling interests— Nonredeemable	Total Equity
(in thousands except share amounts):	Shares	Amount
Balance, January 1, 2011	1,000	$—	$630,989	$(130,374)	$(175)	$(3,391)	$11,159	$508,208
Net (loss) income	—	—	—	(353,441)	—	—	2,767	(350,674)
Unrealized gain on interest rate swap agreement, net of tax	—	—	—	—	—	2,428	—	2,428
Foreign currency translation loss	—	—	—	—	—	(4,265)	(617)	(4,882)
Cash contribution of equity	—	—	3	—	—	—	—	3
Deconsolidation of a noncontrolling interest	—	—	—	—	—	—	49	49
Equity issuance related to MDLLC acquisition	25	—	16,250	—	—	—	—	16,250
Fair value of noncontrolling interest acquired in connection with MDLLC acquisition	—	—	—	—	—	—	7,750	7,750
Reversal of other comprehensive income of previously held equity investment	—	—	—	—	—	338	—	338
Stock-based compensation	—	—	1,461	—	—	—	—	1,461
Payment of note receivable from shareholder	—	—	—	—	50	—	—	50
Distributions	—	—	—	—	—	—	(3,687)	(3,687)

Balance, December 31, 2011	1,025	$—	$648,703	$(483,815)	$(125)	$(4,890)	$17,421	$177,294

Net (loss) income	—	—	—	(154,208)	—	—	2,470	(151,738)
Unrealized gain on interest rate swap agreement, net of tax	—	—	—	—	—	(333)	—	(333)
Foreign currency translation loss	—	—	—	—	—	(7,199)	(498)	(7,697)
Amortization of other comprehensive income for termination of interest rate swap agreement, net of tax	—	—	—	—	—	958	—	958
Consolidation of a noncontrolling interest	—	—	—	—	—	—	146	146
Redemption of Parent equity units	—	—	(53)	—	53	—	—	—
Stock-based compensation	—	—	3,257	—	—	—	—	3,257
Payment of note receivable from shareholder	—	—	—	—	72	—	—	72
Distributions	—	—	—	—	—	—	(3,492)	(3,492)

Balance, December 31, 2012	1,025	$—	$651,907	$(638,023)	$—	$(11,464)	$16,047	$18,467

Net (loss) income	—	—	—	(80,214)	—	—	2,092	(78,122)
Foreign currency translation loss	—	—	—	—	—	(14,929)	(1,284)	(16,213)
Issuance of equity LLC units relating to earn-out liability	3	—	705	—	—	—	—	705
Deconsolidation of a noncontrolling interest	—	—	(9)	—	—	—	9	—
Purchase of noncontrolling interest—non-redeemable	—	—	(2,404)	—	—	—	895	(1,509)
Termination of prepaid services by noncontrolling interest holder	—	—	—	—	—	—	(2,551)	(2,551)
Purchase price fair value of noncontrolling interest—nonredeemable	—	—	—	—	—	—	1,299	1,299
Step up in basis of joint venture interests	—	—	83	—	—	—	—	83
Stock-based compensation	—	—	597	—	—	—	—	597
Distributions	—	—	—	—	—	—	(1,974)	(1,974)

Balance, December 31, 2013	1,028	$—	$650,879	$(718,237)	$—	$(26,393)	$14,533	$(79,218)

The accompanying notes are an integral part of the consolidated financial statements.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(1) Organization and Basis of Presentation

Organization

        On December 9, 2013, Radiation Therapy Services, Inc., a wholly owned subsidiary of Parent, changed its name to 21st Century Oncology, Inc.

        21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.) ("Parent"), through its wholly-owned subsidiaries (the "Subsidiaries" and, collectively with the Subsidiaries, the "Company") is a leading global, physician-led provider of integrated cancer care ("ICC") services. The Company's physicians provide comprehensive, academic quality, cost-effective coordinated care for cancer patients in personal and convenient community settings (its "ICC model"). The Company provides academic center level care to cancer patients in a community setting and employs or affiliates with leading physicians and provides them with the advanced medical technology necessary to achieve optimal clinical outcomes across a full spectrum of oncologic disease in each local market. The Company's provision of care includes a full spectrum of cancer care services by employing and affiliating with physicians in the related specialties of medical oncology, breast, gynecological and general surgery, urology and primary care. This innovative approach to cancer care through its ICC model enables the Company to collaborate across its physician base, integrate services and payments for related medical needs and disseminate best practices.

        The Company operates the largest integrated network of cancer treatment centers and affiliated physicians in the world which, as of December 31, 2013, was comprised of approximately 671 community-based physicians in the fields of radiation oncology, medical oncology, breast, gynecological and general surgery, urology and primary care. The Company's physicians provide medical services at approximately 304 locations, including our 163 radiation therapy centers, of which 41 operate in partnership with health systems. The Company's cancer treatment centers in the United States are operated predominantly under the 21st Century Oncology brand and are strategically clustered in 31 local markets in 16 states. The Company's 33 international treatment centers in six Latin American markets are operated under the 21st Century Oncology brand or a local brand and, in many cases, are operated with local minority partners, including hospitals.

        The Company operates in 16 states, including Alabama, Arizona, California, Florida, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Carolina, Rhode Island, South Carolina and West Virginia, as well as countries in Latin America, Central America and the Caribbean. The international centers are located in Argentina, Mexico, Costa Rica, Dominican Republic, Guatemala, and El Salvador.

        The Company is also engaged in providing capital equipment and business management services to oncology physician groups ("Groups") that treat patients at cancer centers ("Centers"). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. The Company provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that the Company provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management service agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group. The management fee is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes,

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(1) Organization and Basis of Presentation (Continued)

depreciation, and amortization ("EBITDA") associated with the provision of radiation therapy. The Company manages the radiation oncology business operations of one Group in Florida, six Groups in California, and one Group in Indiana. The Company's management fees range from 40% to 60% of EBITDA, with one Group in California whose fee ranges from 20% to 30% of collections.

(2) Liquidity

        The Company is highly leveraged. As of December 31, 2013, the Company had approximately $1.0 billion of long-term debt and other long-term liabilities outstanding. Over the next year, the interest and principal payments due under our various debt instruments are approximately $95.3 million and $17.5 million, respectively. As of December 31, 2013, the Company has $45.7 million, available on its revolving credit facility.

        The Company's high level of debt could have adverse effects on its business and financial condition. Specifically, the Company's high level of debt could have important consequences, including the following:

  •
  making it more difficult for the Company to satisfy obligations with respect to its debt;

  •
  limited the Company's ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements;

  •
  requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes;

  •
  increasing the Company's vulnerability to general adverse economic and industry conditions;

  •
  limiting the Company's flexibility in planning for and reacting to changes in the industry in which the Company competes;

  •
  placing the Company at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing the Company's cost of borrowing.

  •
  The Company's ability to make scheduled payments on and to refinance its indebtedness depends on and is subject to its financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond the Company's control, including the availability of financing in the international banking and capital markets.

        The Company has several initiatives designed to increase revenue and profitability through strategic acquisitions, improvements in commercial payer contracting, development and expansion of the integrated cancer care model, and realignment of physician compensation arrangements.

        Although the Company is significantly leveraged, it expects that the current cash balances, liquidity from its revolver, and cash generated from operations will be sufficient to meet working capital, capital expenditure, debt service, and other cash needs for the next year; however, there can be no assurances that the Company will be able to generate sufficient cash flows to fund its operations and service its debt for the next year.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority interest and/or exclusive rights granted to the Company as the general partner of such entities. The Company has determined that none of its existing management services agreements with its Groups meet the requirements for consolidation of the Groups under U.S. generally accepted accounting principles. Specifically, the Company does not have an equity ownership interest in any of the Groups. Furthermore, the Company's service agreements specifically do not give the Company "control" of the Groups as the Company does not have exclusive authority over decision making and the Company does not have a financial interest in the Groups. All intercompany accounts and transactions have been eliminated.

Variable Interest Entities

        The Company has evaluated certain radiation oncology practices in order to determine if they are variable interest entities ("VIEs"). This evaluation resulted in the Company determining that certain of its radiation oncology practices were potential VIEs. For each of these practices, the Company has evaluated (1) the sufficiency of the fair value of the entity's equity investments at risk to absorb losses, (2) that, as a group, the holders of the equity investments at risk have (a) the direct or indirect ability through voting rights to make decisions about the entity's significant activities, (b) the obligation to absorb the expected losses of the entity and that their obligations are not protected directly or indirectly, and (c) the right to receive the expected residual return of the entity, and (3) substantially all of the entity's activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights in terms of its obligation to absorb the expected losses or its right to receive expected residual returns of the entity, or both. The Accounting Standards Codification (ASC), 810, Consolidation (ASC 810), requires a company to consolidate VIEs if the company is the primary beneficiary of the activities of those entities. Certain of the Company's radiation oncology practices are VIEs and the Company has a variable interest in each of these practices through its administrative services agreements. Other of the Company's radiation oncology practices (primarily consisting of partnerships) are VIEs and the Company has a variable interest in each of these practices because the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without the additional subordinated financial support provided by its members.

        In accordance with ASC 810, the Company consolidates certain radiation oncology practices where the Company provides administrative services pursuant to long-term management agreements. The noncontrolling interests in these entities represent the interests of the physician owners of the oncology practices in the equity and results of operations of these consolidated entities. The Company, through its variable interests in these practices, has the power to direct the activities of these practices that most significantly impact the entity's economic performance and the Company would absorb a majority of the expected losses of these practices should they occur. Based on these determinations, the Company has consolidated these radiation oncology practices in its consolidated financial statements for all periods presented.

        The Company could be obligated, under the terms of the operating agreements governing certain of its joint ventures, upon the occurrence of various fundamental regulatory changes and or upon the

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

occurrence of certain events outside of the Company's control to purchase some or all of the noncontrolling interests related to the Company's consolidated subsidiaries. These repurchase requirements would be triggered by, among other things, regulatory changes prohibiting the existing ownership structure. While the Company is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the control of the Company. Accordingly, the noncontrolling interests subject to these repurchase provisions have been classified outside of equity on the Company's consolidated balance sheets.

        As of December 31, 2013 and 2012, the combined total assets included in the Company's balance sheet relating to the VIEs were approximately $71.3 and $62.9 million, respectively.

        As of December 31, 2013 and 2012, the Company was the primary beneficiary of, and therefore consolidated, 23 and 24 VIEs, which operate 46 and 41 centers, respectively. Any significant amounts of assets and liabilities related to the consolidated VIEs are identified parenthetically on the accompanying consolidated balance sheets. The assets are owned by, and the liabilities are obligations of the VIEs, not the Company. Only the VIE's assets can be used to settle the liabilities of the VIE. The assets are used pursuant to operating agreements established by each VIE. The VIEs are not guarantors of the Company's debts. In the states of California, Massachusetts, Michigan, Nevada, New York and North Carolina, the Company's treatment centers are operated as physician office practices. The Company typically provides technical services to these treatment centers in addition to administrative services. For the years ended December 31, 2013, 2012 and 2011 approximately 18.4%, 19.4% and 18.0% of the Company's net patient service revenue, respectively, was generated by professional corporations with which it has administrative services agreements.

        As of December 31, 2013 and 2012, the Company also held equity interests in six and five VIEs, respectively, for which the Company is not the primary beneficiary. Those VIEs consist of partnerships that primarily provide radiation oncology services. The Company is not the primary beneficiary of these VIEs as it does not retain the power and rights in the operations of the entities. The Company's investments in the unconsolidated VIEs are approximately $2.6 million and $0.6 million at December 31, 2013 and December 31, 2012, respectively, with ownership interests ranging between 28.5% and 50.1% general partner or equivalent interest. Accordingly, substantially all of these equity investment balances are attributed to the Company's noncontrolling interests in the unconsolidated partnerships. The Company's maximum risk of loss related to the investments in these VIEs is limited to the equity interest.

Net Patient Service Revenue and Allowances for Contractual Discounts

        The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. Net patient service revenue is reported at the estimated net realizable amounts due from patients, third-party payers and others for services rendered. Net patient service revenue is recognized as services are provided.

        Medicare and other governmental programs reimburse physicians based on fee schedules, which are determined by the related government agency. The Company also has agreements with managed care organizations to provide physician services based on negotiated fee schedules. Accordingly, the revenues reported in the Company's consolidated financial statements are recorded at the amount that is expected to be received.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

        The Company derives a significant portion of its revenues from Medicare, Medicaid, and other payers that receive discounts from its standard charges. The Company must estimate the total amount of these discounts to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payer class basis given its interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from the Company's estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating regular review and assessment of the estimation process by management.

        On an annual basis the Company performs a hindsight analysis in reviewing estimates to its contractual adjustments and bad debt allowance. The Company's review of the estimates are based on a full year look-back of actual adjustments taken in the calculation of the contractual allowance and bad debt allowance. Adjustments to revenue related to changes in prior period estimates increased net patient service revenue for the years ended December 31, 2013, 2012 and 2011 approximately 0.5%, 0.5% and 0.3%, respectively of the net patient service revenue for each of the respective periods.

        For the years ended December 31, 2013, 2012, and 2011, approximately 45%, 45%, and 48%, respectively, of net patient service revenue related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company is potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a possibility that such estimates will change by a significant amount in the near term.

        Net patient service revenue is presented net of provisions for contractual adjustments. In the ordinary course of business, the Company provides services to patients who are financially unable to pay for their care. Accounts written off as charity and indigent care are not recognized in net patient service revenue. The Company's policy is to write off a patient's account balance upon determining that the patient qualifies under certain charity care and/or indigent care policies. The Company's policy includes the completion of an application for eligibility for charity care. The determination for charity care eligibility is based on income relative to federal poverty guidelines, family size, and assets available to the patient. A sliding scale discount is then applied to the balance due with discounts up to 100%. The Company estimates the costs of charity care services it provides by developing a ratio of foregone charity care revenues compared to total revenues and applying that ratio to the costs of providing services. Costs of providing services includes select direct and indirect costs such as salaries and benefits, medical supplies, facility rent expenses, other operating expenses, general and administrative expenses, depreciation and amortization, provision for doubtful accounts, and interest expense. The Company's estimated cost to provide charity care services is approximately $27.7 million, $16.5 million, and $13.1 million for the years ended December 31, 2013, 2012, and 2011, respectively. Funds received to offset or subsidize charity services provided were approximately $1.9 million, $0.4 million, and $0.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

Management Fees

        The Company's physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay. Revenue consists primarily of net patient service revenue that is recorded based upon established billing rates less allowances for contractual adjustments. Third-party payors include private health insurance, as well as related payments for co-insurance and co-payments. Estimates of contractual allowances for patients with healthcare coverage are based upon the payment terms specified in the related contractual agreements. Revenue related to uninsured patients and co-payment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). The Company also records a provision for bad debts based primarily on historical collection experience related to these uninsured accounts to record the net self-pay accounts receivable at the estimated amounts we expect to collect. The affiliated physician groups assign their accounts receivable to the Company. Accounts receivable and the related cash flows upon collection of these accounts receivable are reported net of estimated allowances for doubtful accounts and contractual adjustments.

        Management fees are recorded at the amount earned by the Company under the management services agreements. Services rendered by the respective Groups are billed by the Company, as the exclusive billing agent of the Groups, to patients, third-party payors, and others. The Company's management fees are dependent on the EBITDA (or in one case, revenue) of each treatment center. As such, revenues generated by the Groups significantly impact the amount of management fees recognized by the Company. If differences between the Groups' revenues and the expected reimbursement are identified based on actual final settlements, there would be an impact to the Company's management fees. Amounts distributed to the Groups for their services under the terms of the management services agreements totaled $3.8 million, for the year ended December 31, 2013. As of December 31, 2013 amounts payable to the Groups for their services of $2.6 million was included in accrued expenses.

Cost of Revenues

        The cost of revenues for the years ended December 31, 2013, 2012, and 2011, are approximately $530.6 million, $481.6 million, and $419.8 million, respectively. The cost of revenues includes costs related to expenses incurred for the delivery of patient care. These costs include salaries and benefits of physician, physicists, dosimetrists radiation technicians etc., medical supplies, facility rent expenses, other operating expenses, depreciation and amortization.

Accounts Receivable and Allowances for Doubtful Accounts

        Accounts receivable in the accompanying consolidated balance sheets are reported net of estimated allowances for doubtful accounts and contractual adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from third-party payers and patients. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. Approximately $24.2 million and $18.4 million of accounts receivable were due from the Medicare and Medicaid programs at December 31, 2013 and 2012, respectively. The credit risk for any other concentrations of receivables is limited due to the large number of insurance companies and other payers that provide payments for services. Management does not believe that there are other significant

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

concentrations of accounts receivable from any particular payer that would subject the Company to any significant credit risk in the collection of its accounts receivable.

        The allowance for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in federal and state governmental health care coverage, and other collection indicators. The primary tool used in management's assessment is an annual, detailed review of historical collections and write-offs of accounts receivable. The results of the detailed review of historical collections and write-off experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period. Accounts receivable are written off after collection efforts have been followed in accordance with the Company's policies.

        Adjustments to bad debt expense related to changes in prior period estimates increased bad debt expense by $1.6 million, for the year ended December 31, 2013, decreased bad debt expense by approximately $0.1 million, for the year ended December 31, 2012, and increased bad debt expense by approximately $1.1 million, for the year ended December 31, 2011.

        A summary of the activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31,
(in thousands):	2013	2012	2011
Balance, beginning of period	$23,878	$25,042	$20,936
Acquisitions	2,591	87	1,855
Additions charged to provision for doubtful accounts	12,146	16,916	16,117
Deconsolidation of a noncontrolling interest	—	—	36
Accounts receivable written off, net of recoveries	(8,659)	(18,116)	(13,643)
Foreign currency translation	(78)	(51)	(259)

Balance, end of period	$29,878	$23,878	$25,042

Goodwill and Other Intangible Assets

        The Company's policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment at least annually at October 1, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An intangible asset with an indefinite life (a major trade name) is evaluated for possible impairment by comparing the fair value of the asset with its carrying value. Fair value is estimated as the discounted value of future revenues arising from a trade name using a royalty rate that an independent party would pay for use of that trade name. An impairment charge is recorded if the trade name's carrying value exceeds its estimated fair value. Goodwill is evaluated for possible impairment by comparing the fair value of a reporting unit with its carrying value, including goodwill assigned to that reporting unit. Fair value of a reporting unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a reporting unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a reporting unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

        Goodwill represents the excess purchase price over the estimated fair value of net assets acquired by the Company in business combinations. Goodwill and indefinite life intangible assets are not amortized, but are reviewed annually for impairment, or more frequently if impairment indicators arise. No goodwill impairment loss was recognized for the year ended December 31, 2013. Goodwill impairment was recognized for the years ended December 31, 2012 and 2011 of approximately $80.6 million, and $298.3 million, respectively.

        Intangible assets consist of management fee agreements, trade names (indefinite life and amortizable), noncompete agreements, hospital contracts and licenses. Management fee agreements are amortized over the term of each respective agreement, including renewal options which range from 4.1 to 15.2 years using the straight-line method. Indefinite life trade names are tested at least annually for impairment. Noncompete agreements, hospital contracts and licenses are amortized over the life of the agreement (which typically ranges from 1.6 to 18.5 years) using the straight-line method. No intangible asset impairment loss was recognized for the years ended December 31, 2013 and 2012. Intangible asset impairment loss was recognized for the year ended December 31, 2011 of approximately $58.2 million relating to the Company's trade name and the Company's rebranding initiatives.

Derivative Agreements

        The Company recognizes all derivatives in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship based on its effectiveness in hedging against the exposure. Derivatives that do not meet hedge accounting requirements must be adjusted to fair value through operating results. If the derivative meets hedge accounting requirements, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through operating results or recognized in other comprehensive income (loss) until the hedged item is recognized in operating results. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Interest rate swap agreements

        The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate senior secured credit facility. The interest rate swap agreements are contracts to exchange floating rate interest payments for fixed interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized in interest expense in the consolidated statements of operations and comprehensive loss. The related accrued payable is included in other long term liabilities.

        On May 27, 2008, the Company entered into an interest rate swap agreement for its $407.0 million of floating rate senior debt governed by the Credit Agreement dated February 21, 2008 (senior secured credit facility). The Company designated this derivative financial instrument as a cash flow hedge (i.e., the interest rate swap agreement hedges the exposure to variability in expected future cash flows that is attributable to interest rate risk). The initial notional amount of the swap agreement was $290.6 million with amounts scaling down during various quarters throughout the term of the interest rate swap agreement to $116.0 million. The effect of this agreement is to fix the interest rate exposure to 3.67% plus

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

a margin on $116.0 million of the Company's senior secured credit facility. The interest rate swap agreement was scheduled to expire on March 30, 2012. In December 2011, the Company terminated the interest rate swap agreement and paid approximately $1.9 million representing the fair value of the interest rate hedge at time of termination. No ineffectiveness was recorded as a result of the termination of the interest rate swap agreement. The amount of accumulated other comprehensive loss related to the terminated interest rate swap agreement of approximately $84,000, net of tax was amortized through interest expense through the original term of the interest rate swap agreement on March 30, 2012. At December 31, 2013 and 2012 no amount of the floating rate senior debt was subject to an interest rate swap.

        In July 2011, the Company entered into two interest rate swap agreements whereby the Company fixed the interest rate on the notional amounts totaling approximately $116.0 million of the Company's senior secured term credit facility, effective as of March 30, 2012. The rate and maturity of the interest rate swap agreements were 0.923% plus a margin, which was 475 basis points, and was scheduled to expire on December 31, 2013. In May 2012, the Company terminated the interest rate swap agreements and paid approximately $1.0 million representing the fair value of the interest rate hedges at time of termination. No ineffectiveness was recorded as a result of the termination of the interest rate swap agreement. The amount of accumulated other comprehensive loss related to the terminated interest rate swap agreements of approximately $1.0 million, net of tax, is reflected as interest expense in the consolidated statements of operations and comprehensive loss.

        The swaps are derivatives and are accounted for under ASC 815, "Derivatives and Hedging" ("ASC 815"). The fair value of the swap agreements, representing the estimated amount that the Company would pay to a third party assuming the Company's obligations under the interest rate swap agreements terminated at December 31, 2012 and 2011, was approximately $-0- million and $0.7 million, respectively, which is included in other long term liabilities in the accompanying consolidated balance sheets. The estimated fair value of our interest rate swap was determined using the income approach that considers various inputs and assumptions, including LIBOR swap rates, cash flow activity, yield curves and other relevant economic measures, all of which are observable market inputs that are classified under Level 2 of the fair value hierarchy. The fair value also incorporates valuation adjustments for credit risk. No ineffectiveness was recorded for the year ended December 31, 2013 and 2012.

        Since the Company has the ability to elect different interest rates on the debt at each reset date, and the senior secured credit facility contains certain prepayment provisions, the hedging relationships do not qualify for use of the shortcut method under ASC 815. Therefore, the effectiveness of the hedge relationship is assessed on a quarterly basis during the life of the hedge through regression analysis. The entire change in fair market value is recorded in equity, net of tax, as other comprehensive income (loss).

Foreign currency derivative contracts

        Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact the Company's results from operations. The Company is exposed to a significant amount of foreign exchange risk, primarily between the U.S. dollar and the Argentine Peso. This exposure relates to the provision of radiation oncology services to patients at the Company's Latin American operations and purchases of goods and services in foreign currencies. The Company enters into foreign exchange option contracts to convert a significant portion of the Company's forecasted foreign currency denominated net income into

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

U.S. dollars to limit the adverse impact of a potential weakening Argentine Peso against the U.S. dollar. On April 26, 2013 the Company entered into a foreign exchange option contract maturing on March 31, 2014 to replace the contract maturing on December 31, 2013. Because the Company's Argentine forecasted foreign currency denominated net income is expected to increase commensurate with inflationary expectations, any adverse impact on net income from a weakening Argentine Peso against the U.S. dollar is limited to the cost of the option contracts, which was approximately $0.2 million in aggregate at inception of the contracts. Under the Company's foreign currency management program, the Company expects to monitor foreign exchange rates and periodically enter into forward contracts and other derivative instruments. The Company does not use derivative financial instruments for speculative purposes.

        These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company's current practice is to use currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within twelve months. Gains or losses resulting from the fair valuing of these instruments are reported in (gain) loss on forward currency derivative contracts on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2013, 2012 and 2011 the Company incurred a loss of approximately $0.5 million, $1.2 million and $0.7 million, respectively, relating to foreign currency derivative program. The fair value of the foreign currency derivative is recorded in other current assets in the accompanying consolidated balance sheet. At December 31, 2013 and 2012, the fair value of the foreign currency derivative was approximately $22,000 and $0.3 million, respectively.

        The following represents the current foreign currency derivative agreements as of December 31, 2013 (in thousands):

Foreign Currency Derivative Agreements (in thousands):	Notional Amount	Maturity Date	Premium Amount	Fair Value
Foreign currency derivative Argentine Peso to U.S. dollar	$1,250	March 31, 2014	$171	$22

        As of April 2014, a depreciation of approximately 23% percent of the Argentine peso against the US dollar has occurred in Argentina. The Company is currently evaluating the impact that the devaluation will have in the profit and loss accounts for fiscal year 2014. A depreciation of this currency against the US dollar will decrease the US dollar equivalent of the amounts derived from these operations reported in the consolidated financial statements. In addition, currency fluctuations may affect the comparability of the results of operations between financial periods.

Professional and General Liability Claims

        The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices, and personal injuries. To cover these types of claims, the Company maintains general liability and professional liability insurance in excess of self-insured retentions through commercial insurance carriers in amounts that the Company believes to be sufficient for its operations, although, potentially, some claims may exceed the scope of coverage in effect. The Company expenses an estimate of the costs it expects to incur under the self-insured retention exposure for general and professional liability claims. The Company maintains insurance for the majority of its physicians up to $1 million on individual malpractice claims and $3 million on aggregate claims on a claims-made basis. The Company purchases medical malpractice insurance from an insurance company

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

partially owned by a related party. The Company's reserves for professional and general liability claims are based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors, industry trends, and other actuarial assumptions.

        Actuarial calculations include a large number of variables that may significantly impact the estimate of ultimate losses that are recorded during a reporting period. Professional judgment is used by the actuary in determining the loss estimate, by selecting factors that are considered appropriate by the actuary for the Company's specific circumstances. Changes in assumptions used by the Company's actuary with respect to demographics, industry trends, and judgmental selection of factors may impact the Company's recorded reserve levels.

        The amount accrued for professional and general liability claims as of the consolidated balance sheet dates reflects the current estimates of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. As of December 31, 2013 and 2012 the amount accrued for incurred but not reported professional liability claims was $4.6 million and $2.1 million, respectively. In accordance with ASU 2010-24, amounts accrued for reported claims as of December 31, 2013 total approximately $6.5 million. Of the approximate $6.5 million, approximately $3.2 million is recorded as other current liabilities and approximately $3.3 million is reported as other long-term liabilities. In addition the Company has recorded estimated insurance recoveries totaling approximately $8.6 million as of December 31, 2013. Of the approximate $8.6 million of estimated insurance recoveries, approximately $5.3 million is recorded as other current assets and approximately $3.3 million is reported as other long-term assets. Amounts accrued for reported claims as of December 31, 2012 total approximately $5.6 million. Of the approximate $5.6 million, approximately $2.8 million is recorded as other current liabilities and approximately $2.8 million is reported as other long-term liabilities. In addition the Company has recorded estimated insurance recoveries totaling approximately $5.6 million as of December 31, 2012. Of the approximate $5.6 million of estimated insurance recoveries, approximately $2.8 million is recorded as other current assets and approximately $2.8 million is reported as other long-term assets.

Noncontrolling Interest in Consolidated Entities

        The Company currently maintains equity interests in 7 treatment center facilities with ownership interests ranging from 50.0% to 90%. Since the Company controls 50% or more of the voting interest in these facilities, the Company consolidates these treatment centers. The noncontrolling interests represent the equity interests of outside investors in the equity and results of operations of these consolidated entities.

        In addition, in accordance with ASC 810, Consolidation, the Company consolidates certain radiation oncology practices where the Company provides administrative services pursuant to long-term management agreements. The noncontrolling interests in these entities represent the interests of the physician owners of the oncology practices in the equity and results of operations of these consolidated entities.

        On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board ("FASB") to the accounting for noncontrolling interests in consolidated financial statements. These changes require, among other items, that a noncontrolling interest be included within equity separate from

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

the parent's equity; consolidated net income be reported at amounts inclusive of both the parent's and noncontrolling interest's shares; and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all be reported on the consolidated statements of operations and comprehensive loss.

        The Company could be obligated, under the terms of the operating agreements governing certain of its joint ventures, upon the occurrence of various fundamental regulatory changes and/or upon the occurrence of certain events outside of the Company's control to purchase some or all of the noncontrolling interests related to the Company's consolidated subsidiaries. These repurchase requirements would be triggered by, among other things, regulatory changes making the existing ownership structure illegal. While the Company is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the control of the Company. Accordingly, the noncontrolling interests subject to these repurchase provisions have been classified outside of equity on the Company's consolidated balance sheets.

Use of Estimates

        The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Restricted Cash

        Restricted cash includes approximately $3.5 million relating to a claim reserve account for the purpose of addressing any claims post OnCure bankruptcy. Any balance of the claim reserve account will be released to the OnCure note-holders, once remaining claims have been settled.

Inventories

        Inventories consist of parts and supplies used for repairs and maintenance of equipment owned or leased by the Company and medical drugs used for patient care services as follows:

(in thousands):	December 31, 2013	December 31, 2012
Parts and supplies	$1,719	$1,551
Medical drugs	2,674	2,346

	$4,393	$3,897

        Inventories are valued at the lower of cost or market. The cost of parts and supplies and medical drugs are determined using the first-in, first-out method.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are recorded at historical cost less accumulated depreciation and are depreciated over their estimated useful lives utilizing the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the life of the lease. Amortization of leased assets is included in depreciation and amortization in the accompanying consolidated statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments are capitalized.

        Major asset classifications and useful lives are as follows:

Buildings and leasehold improvements	10 - 50 years
Office, computer, and telephone equipment	3 - 10 years
Medical and medical testing equipment	5 - 10 years
Automobiles and vans	5 years

        The weighted-average useful life of medical and medical testing equipment is 8.6 and 9.3 years in 2013 and 2012, respectively.

        The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows, in accordance with ASC 360, Property, Plant, and Equipment. Fair value estimates are derived from independent appraisals, established market values of comparable assets, or internal calculations of estimated future net cash flows. The Company's estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable for a market.

Net Loss Per Common Share

        The Company calculates earnings per common share using the if-converted method. Basic earnings per common share is computed by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the applicable period. The effects of equity option LLC units on diluted EPS are calculated using the treasury stock method unless the effects are anti-dilutive to EPS. Diluted earnings per common share have been computed by dividing net loss attributable to 21st Century Oncology Holdings, Inc. shareholder by the weighted average common shares outstanding during the respective periods.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

        The following potentially dilutive securities were excluded from the calculation of diluted earnings per common share during the periods presented as the effect was anti-dilutive:

	Year ended December 31,
	2013	2012	2011
Class M units	100,000	—	—
Class N units	10	—	—
Class O units	100,000	—	—
Class EMEP units	—	90,743	—
Class MEP units	73,624	349,356	—
Class B units	—	—	149,194
Class C units	—	—	824,898

Total	273,634	440,099	974,092

Recent Pronouncements

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (ASU 2011-04), which amends the FASB Accounting Standards Codification to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is applied prospectively. The amendments are effective for fiscal years, and interim period within those years, beginning after December 15, 2011. The Company adopted ASU 2011-04 on January 1, 2012 which had no impact on the Company's consolidated financial position, results of operations or cash flows.

        In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (ASU 2011-05). ASU 2011-05 amends the FASB Accounting Standards Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with the total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, (ASU 2011-12). ASU 2011-12 updates ASU 2011-05 by deferring requirements to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. ASU 2011-05 and ASU 2011-12 should be applied retrospectively. The amendments pursuant to

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

both ASU 2011-05 and 2011-12 are effective for fiscal years, and interim period within those years, beginning after December 15, 2011. The Company adopted ASU 2011-05 and ASU 2011-12 in its consolidated financial statements.

        In July 2011, the FASB issued ASU 2011-07, Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities, (ASU 2011-07). ASU 2011-07 amends the FASB Accounting Standards Codification to require health care entities that recognize significant amounts of patient service revenue at the time services are rendered even though they do not assess the patient's ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. ASU 2011-07 is applied retrospectively and disclosures relating to ASU 2011-07 are applied prospectively. The amendments are effective for fiscal years, and interim period within those years, beginning after December 15, 2011. The Company has evaluated ASU 2011-07 and determined that the requirements of this ASU are not applicable to the Company as the ultimate collection of patient service revenue is generally determinable at the time of service, and therefore, the ASU had no impact on the Company's consolidated financial position, results of operations or cash flows.

        In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which amends ASC 740 to clarify balance sheet presentation requirements of unrecognized tax benefits. ASU 2013-11 is effective for the Company on January 1, 2014. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

Advertising Costs

        Advertising costs are charged to general and administrative expenses as incurred and amounted to approximately $3.9 million, $3.4 million and $3.6 million, for the years ended December 31, 2013, 2012, and 2011, respectively.

Comprehensive Loss

        Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under accounting principles generally accepted in the United States are recorded as an element of equity but are excluded from net loss. The Company's other comprehensive income (loss) is composed of unrealized gains and losses on interest rate swap agreements accounted for as cash flow hedges and the Company's foreign currency translation of its operations in South America, Central America and the Caribbean. The impact of the unrealized net loss decreased total equity on a consolidated basis by approximately $16.2 million, $8.2 million and $2.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

        Accumulated Other Comprehensive Loss.    The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	21st Century Oncology Holdings, Inc. Shareholder				Noncontrolling Interests
		Derivative Losses on Interest Rate Swap Agreements
(in thousands):	Foreign Currency Translation Adjustments		Other	Total	Foreign Currency Translation Adjustments	Other Comprehensive Income (Loss)
Year ended December 31, 2010	—	$(3,053)	$(338)	$(3,391)	—
Other Comprehensive (loss) income	$(4,265)	2,377	—	(1,888)	$(644)	$(2,532)
Income tax benefit	—	51	—	51	—	51
Reversal of previously held equity investment	—	—	338	338	—	—

Year ended December 31, 2011	$(4,265)	$(625)	—	$(4,890)	$(644)	$(2,481)

Other Comprehensive (loss) income	(7,199)	(333)	—	(7,532)	(683)	(8,215)
Amortization of other comprehensive income for termination of interest rate swap agreement, net of tax	—	958	—	958	—	—

Balance, December 31, 2012	$(11,464)	—	—	$(11,464)	$(1,327)	$(8,215)

Other Comprehensive (loss) income	(14,929)	—	—	(14,929)	(1,313)	(16,242)

Balance, December 31, 2013	$(26,393)	—	—	$(26,393)	$(2,640)	$(16,242)

Income Taxes

        The Company provides for federal, foreign and state income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

        ASC 740, Income Taxes (ASC 740), clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740, provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

        21st Century Oncology Investments, LLC ("21CI"), the shareholder of 21st Century Oncology Holdings, Inc. adopted equity-based incentive plans in February 2008 and June 2012, and issued units of limited liability company interests designated Class B Units, Class C Units, Class MEP and Class EMEP Units pursuant to such plans. The Class B Units and Class C Units were modified and replaced under the June 2012 equity plan with the issuance of the Class MEP Units and Class EMEP Units. The units are limited liability company interests and are available for issuance to the Company's employees and members of the Board of Directors for incentive purposes. For purposes of determining the compensation expense associated with these grants, management valued the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity at grant date. The Company then used the option pricing method to determine the fair value of these units at the time of grant using valuation assumptions consisting of the expected term in which the units will be realized; a risk-free interest rate equal to the U.S. federal treasury bond rate consistent with the term assumption; expected dividend yield, for which there is none; and expected volatility based on the historical data of equity instruments of comparable companies. The Company also uses the probability-weighted expected return method ("PWERM") to determine the fair value of certain units at the time of grant. Under the PWERM, the value of the units is estimated based upon an analysis of future values for the enterprise assuming various future outcomes (exits) as well as the rights of each unit class. In developing assumptions for the various exit scenarios, management considered the Company's ability to achieve certain growth and profitability milestone in order to maximize shareholder value at the time of potential exit. Generally, for Class MEP units awarded, 66.6% vest upon issuance, while the remaining 33.4% vest on the 18 month anniversary of the issuance date. There are no performance conditions for the MEP units to vest. For newly hired individuals after January 1, 2012, vesting occurs at 33.3% in years one and two, and 33.4% in year three of the individual's hire date. Vesting of the Class EMEP units is dependent upon achievement of an implied equity value target. The right to receive proceeds from vested units is dependent upon the occurrence of a qualified sale or liquidation event. The estimated fair value of the units, less an assumed forfeiture rate, are recognized in expense on a straight-line basis over the requisite service periods of the awards for the Class MEP Units and the accelerated attribution method approach is utilized for the Class EMEP Units.

Executive Bonus Plan

        On December 9, 2013, the Company adopted the Executive Bonus Plan to provide certain senior level employees of the Company with an opportunity to receive additional compensation based on the Equity Value, as defined in the plan and described in general terms as noted below, of 21CI. Upon the occurrence of the first company sale or initial public offering to occur following the effective date of the plan, a bonus pool was established equal in value of 5% of the Equity Value of 21CI, subject to a maximum bonus pool of $12.7 million. Each participant in the plan will participate in the bonus pool based on the participant's award percentage.

        Payments of awards under the plan generally will be made as follows:

        If the applicable liquidity event is a company sale, payment of the awards under the plan will be made within 30 days following consummation of the company sale in the same form as the proceeds received by

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(3) Summary of Significant Accounting Policies (Continued)

21CI. If the applicable liquidity event is an initial public offering, one-third of the award will be paid within 45 days following the effective date of the initial public offering, and the remaining two-thirds of the award will be payable in two equal annual installments on each of the first and second anniversaries of the effective date of the initial public offering. Payment of the award may be made in cash or stock or a combination thereof.

        For purposes of the plan, the term "Equity Value" generally refers to: (i) if the applicable liquidity event is a company sale, the aggregate fair market value of the cash and non-cash proceeds received by 21CI and its equity holders in connection with the sale of equity interests in the Company; or (ii) if the applicable liquidity event is an initial public offering, the aggregate fair market value of 100% of the common stock of the Company on the effective date of its initial public offering.

Grants under 2013 Plan

        On December 9, 2013, 21CI entered into a Fourth Amended and Restated Limited Liability Company Agreement (the "Fourth Amended LLC Agreement") which replaced the Third Amended LLC Agreement in its entirety. The Fourth Amended LLC Agreement established new classes of incentive equity units (such new units, together with Class MEP Units, as modified under the Fourth Amended LLC Agreement, the "2013 Plan") in 21CI in the form of Class M Units, Class N Units and Class O Units for issuance to employees, officers, directors and other service providers, eliminated 21CI's Class L Units and Class EMEP Units, and modified the distribution entitlements for holders of each existing class of equity units of 21CI.

Fair Value of Financial Instruments

        The carrying values of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these instruments.

        The carrying values of the Company's long-term debt approximates fair value due either to the length to maturity or the existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Segments

        The Company operates in one line of business, which is operating physician group practices. As of March 1, 2011, due to the acquisition of MDLLC and Clinica de Radioterapia La Asuncion S.A., the Company's operations are structured into two geographically organized groups: the Domestic U.S. includes 130 treatment centers and International includes 33 treatment centers. The Company assesses performance of and makes decisions on how to allocate resources to its operating segments based on multiple factors including current and projected facility gross profit and market opportunities.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(4) Property and Equipment

        Property and equipment consist of the following:

(in thousands):	December 31, 2013	December 31, 2012
Land	$1,795	$1,795
Buildings and leasehold improvements	70,709	63,383
Office, computer, and telephone equipment	87,332	81,280
Medical and medical testing equipment	252,520	231,552
Automobiles and vans	1,474	1,465

	413,830	379,475
Less: accumulated depreciation	(179,430)	(164,342)
	234,400	215,133
Construction-in-progress	9,120	7,121
Foreign currency translation	(3,149)	(1,204)

	$240,371	$221,050

        During 2012 and 2011, the Company impaired certain leasehold improvements and other fixed assets of approximately $0.3 million and $0.8 million, respectively for planned closings of certain offices in California, Maryland and Michigan.

(5) Capital Lease Arrangements

        The Company leases certain equipment under agreements, which are classified as capital leases. These leases have bargain purchase options at the end of the original lease terms. Capital leased assets included in property and equipment are as follows:

(in thousands):	December 31, 2013	December 31, 2012
Medical and medical testing equipment	$55,345	$30,383
Leasehold improvements	85	—
Telephone equipment	72	—
Software	—	855
Less: accumulated depreciation	(9,846)	(5,545)

	$45,656	$25,693

        Amortization expense relating to capital leased equipment was approximately $4.7 million, $3.8 million, and $4.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, and is included in depreciation expense in the consolidated statements of operations and comprehensive loss.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets

2013

        The Company completed its annual impairment testing for goodwill and indefinite-lived intangible assets on October 1, 2013. The Company's October 1, 2013 goodwill impairment test was completed for each of its nine reporting units based on (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each reporting unit and (iii) assumptions similar to those that market participants would make in valuing the Company's reporting units. In performing this test, the Company assessed the implied fair value of its goodwill. It was determined that the implied fair value of goodwill was greater than the carrying amount, and as a result the Company did not record a noncash impairment charge. In October 2013, in conjunction with the acquisition of OnCure, the Company changed its internal reporting structure and as a result, aggregated its eight US Domestic reporting units into two US Domestic reporting units. As of December 31, 2013, the Company has identified three reporting units: International and two reporting units that comprise the US Domestic operating segment.

2012

        On July 6, 2012, the Centers for Medicare and Medicaid Services ("CMS"), the government agency responsible for administering the Medicare program released its 2013 preliminary physician fee schedule. The preliminary physician fee schedule would have resulted in a 15% rate reduction on Medicare payments to freestanding radiation oncology providers. CMS provided a 60 day comment period and the final rule was released on November 1, 2012. The final rule by CMS provided for a 7% rate reduction on Medicare payments to freestanding radiation oncology providers effective January 1, 2013. The Company completed an interim impairment test for goodwill and indefinite-lived intangible assets based on the Company's estimate of the proposed CMS cuts at September 30, 2012. In performing this test, the Company assessed the implied fair value of its goodwill. It was determined that the implied fair value of goodwill was less than the carrying amount, and as a result the Company recorded an impairment charge for the quarter ended September 30, 2012. The implied fair value of goodwill was determined in the same manner as the amount of goodwill that would be recognized in a hypothetical business combination. The estimated fair value of the reporting unit was allocated to all of the assets and liabilities of the reporting unit (including the unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. Based on (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each reporting unit and (iii) assumptions similar to those that market participants would make in valuing the Company's reporting units, the Company's management determined that the carrying value of goodwill in certain U.S. Domestic markets, including Mid East United States (Northwest Florida, North Carolina, Southeast Alabama, South Carolina), Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), California, South West United States (central Arizona and Las Vegas, Nevada), and Southwest Florida regions exceeded their fair value. Accordingly, the Company recorded noncash impairment charges in the U.S. Domestic reporting segment totaling $69.8 million in the consolidated statements of operations and comprehensive loss during the quarter ended September 30, 2012. In addition, during the third quarter of 2012, an impairment loss of approximately $0.1 million, reported in impairment loss on the consolidated statements of operations and comprehensive loss, was recognized related to the impairment of certain leasehold improvements of a planned radiation treatment facility office closing in Monroe, Michigan in the Northeast U.S. region.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets (Continued)

        Impairment charges relating to goodwill during the third quarter of 2012 are summarized as follows:

(in thousands):	Mid East U.S.	Central South East U.S.	California	South West U.S.	Southwest Florida	Total
Goodwill	$1,493	$34,355	$3,782	$9,838	$20,299	$69,767

        During the fourth quarter of 2012, the Company completed its annual impairment test for goodwill and indefinite-lived intangible assets. In performing this test, the Company assessed the implied fair value of our goodwill and intangible assets. As a result, the Company recorded an impairment loss of approximately $11.1 million during the fourth quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), and Southwest Florida of approximately $10.8 million. In addition, during the fourth quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements in the Delmarva Peninsula local market and approximately $0.2 million related to a consolidated joint venture in the Central Maryland local market.

        Impairment charges relating to goodwill during the fourth quarter of 2012 are summarized as follows:

(in thousands):	Central South East U.S.	Southwest Florida	Total
Goodwill	$4,717	$6,107	$10,824

2011

        During the second quarter of 2011, certain of the Company's regions' patient volume had stabilized in their respective markets. Although the Company had a stabilization of patient volume, the Company was reviewing its anticipated growth expectations in certain of the reporting units and was considering whether it was necessary to adjust expectations for the remainder of the year. During the third quarter of 2011, Company determined that its previously projected cash flows for certain of its reporting units were not likely to be achieved and as a result revised these estimated cash flows and obtained a valuation analysis and appraisal to enable the Company to determine if all or a portion of the recorded goodwill or any portion of other long-lived assets were impaired. The reporting units affected were affected by the deterioration in the housing market and the continued high unemployment rates, as well as the local economic conditions in the communities the Company serves.

        During the third quarter of 2011, the Company completed an interim impairment test for goodwill and indefinite-lived intangible assets as a result of its review of growth expectations and the release of the final rule issued on the physician fee schedule for 2012 and 2013 by CMS on November 1, 2011, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers. In performing this test, the Company assessed the implied fair value of its goodwill and intangible assets. It was determined that the implied fair value of goodwill and/or indefinite-lived intangible assets was less than the carrying amount, and as a result the Company recorded an impairment charge. The implied fair value of goodwill was determined in the same manner as the amount of goodwill recognized in a business

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets (Continued)

combination. The estimated fair value of the reporting unit was allocated to all of the assets and liabilities of the reporting unit (including the unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. Based on (i) assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted cash flows at each reporting unit and (iii) assumptions similar to those that market participants would make in valuing the Company's reporting units, the Company's management determined that the carrying value of goodwill and trade name in certain U.S. Domestic markets, including North East United States (New York, Rhode Island, Massachusetts and southeast Michigan), California, South West United States (central Arizona and Las Vegas, Nevada), the Florida east coast, Northwest Florida and Southwest Florida regions exceeded their fair value. Accordingly, the Company recorded noncash impairment charges in the U.S. Domestic reporting segment totaling $234.9 million in the consolidated statement of operations and comprehensive loss during the third quarter of 2011.

        Impairment charges relating to goodwill and trade name during the third quarter of 2011 are summarized as follows:

(in thousands):	North East U.S.	California	South West U.S.	Florida East Coast	Northwest Florida	Southwest Florida	Total
Goodwill	$13,412	$10,236	$45,127	$32,963	$40,026	$84,751	$226,515

Tradename	$258	$982	$4,049	—	$969	$2,152	$8,410

        During the fourth quarter of 2011, the Company decided to rebrand its current trade name of 21st Century Oncology. As a result of the rebranding initiative and concurrent with the Company's annual impairment test for goodwill and indefinite-lived intangible assets, the Company incurred an impairment loss of approximately $121.6 million. Approximately $49.8 million of the $121.6 million related to the trade name impairment as a result of the rebranding initiative. The remaining $71.8 million of impairment was related to goodwill in certain of the Company's reporting units, including North East United States, (New York, Rhode Island, Massachusetts and southeast Michigan), and California, Southwest U.S. (Arizona and Nevada). The remaining domestic U.S. trade name of approximately $4.6 million will be amortized over its remaining useful life through December 31, 2012. The Company incurred approximately $0.9 million in amortization expense during the fourth quarter.

        Impairment charges relating to goodwill and trade name during the fourth quarter of 2011 are summarized as follows:

(in thousands):	North East U.S.	Mid East U.S.	Central South East U.S.	California	South West U.S.	Florida East Coast	Northwest Florida	Southwest Florida	Total
Goodwill	$37,940	—	—	$14,664	$19,144	—	—	—	$71,748

Tradename	$5,245	$8,810	$6,755	$2,560	$3,706	$4,440	$5,728	$12,590	$49,834

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets (Continued)

        The estimated fair value measurements for all periods presented were developed using significant unobservable inputs (Level 3). For goodwill, the primary valuation technique used was an income methodology based on management's estimates of forecasted cash flows for each reporting unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. For trade name intangible assets, management used the income-based relief-from-royalty valuation method in which fair value is the discounted value of forecasted royalty revenues arising from a trade name using a royalty rate that an independent party would pay for use of that trade name. Assumptions used by management were similar to those that management believes would be used by market participants performing valuations of these regional divisions. Management's assumptions were based on analysis of current and expected future economic conditions and the strategic plan for each reporting unit.

        In addition to the goodwill and trade name impairment losses noted above, an impairment loss of approximately $2.7 million, reported in impairment loss on the consolidated statements of operations and comprehensive loss, was recognized during the third quarter of 2011 related to the Company's write-off of its 45% investment interest in a radio-surgery center in Rhode Island in the North East U.S. region due to continued operating losses since its inception in 2008. The estimated fair value measurements were developed using significant unobservable inputs (Level 3), including continued operating losses, declining operating cash flow and the limited use of the CyberKnife technology in treating cancer patients. In addition, during the fourth quarter of 2011, an impairment loss of approximately $0.8 million, reported in impairment loss on the consolidated statements of operations and comprehensive loss, was recognized related to the impairment of certain leasehold improvements of a planned radiation treatment facility office closing in Baltimore, Maryland in the Central South East U.S. region and $0.7 million impairment on certain deposits on equipment.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets (Continued)

        The changes in the carrying amount of goodwill are as follows:

	Year Ended December 31,
(in thousands):	2013	2012	2011
Balance, beginning of period
Goodwill	$958,379	$948,476	$864,564
Accumulated impairment loss*	(472,520)	(391,929)	(93,666)

Net goodwill, beginning of period	485,859	556,547	770,898

Goodwill acquired during the period	99,734	15,072	86,977
Impairment	—	(80,591)	(298,263)
Adjustments to purchase price allocations	(13)	(1,364)	—
Foreign currency translation	(7,567)	(3,805)	(3,065)

Balance, end of period
Goodwill	1,050,533	958,379	948,476
Accumulated impairment loss*	(472,520)	(472,520)	(391,929)

Net goodwill, end of period	$578,013	$485,859	$556,547

*
Accumulated impairment losses incurred relate to the U.S. Domestic reporting segment.

	Year Ended December 31,
(in thousands):	2013	2012	2011
Balance, beginning of period	$485,859	$556,547	$770,898
Goodwill recorded during the period	99,734	15,072	86,977
Impairment	—	(80,591)	(298,263)
Adjustments to purchase price allocations	(13)	(1,364)	—
Foreign currency translation	(7,567)	(3,805)	(3,065)

Net goodwill, end of period	$578,013	$485,859	$556,547

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(6) Goodwill and Intangible Assets (Continued)

        Intangible assets consist of the following:

	December 31, 2013
(in thousands):	Gross	Impairment Loss	Accumulated Amortization	Foreign Currency Translation	Net
Intangible assets subject to amortization
Management service agreements	$57,739	$—	$(926)	—	$56,813
Noncompete agreements	66,856	—	(55,128)	$(55)	11,673
Hospital contracts	20,477	—	(3,025)	(5,291)	12,161
Trade names	4,638	—	(4,638)	—	—
Intangible assets not subject to amortization
Trade names	4,482	—	—	(464)	4,018
Certificates of need	360	—	—	—	360

Balance, end of period	$154,552	$—	$(63,717)	$(5,810)	$85,025

	December 31, 2012
(in thousands):	Gross	Impairment Loss	Accumulated Amortization	Foreign Currency Translation	Net
Intangible assets subject to amortization
Noncompete agreements	$64,532	$—	$(47,328)	$(25)	$17,179
Hospital contracts	19,994	—	(1,986)	(2,648)	15,360
Trade names	4,638	—	(4,638)	—	—
Intangible assets not subject to amortization
Trade names	2,682	—	—	(177)	2,505

Balance, end of period	$91,846	$—	$(53,952)	$(2,850)	$35,044

        Amortization expense relating to intangible assets was approximately $9.8 million, $11.8 million, $8.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. The weighted-average amortization period is approximately 11.1 years.

        Estimated future amortization expense is as follows (in thousands):

2014	$11,234
2015	$10,073
2016	$8,352
2017	$7,080
2018	$6,199
Thereafter	$37,709

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements

        In January 2009, the Company purchased from family members of a related party (i) a 33% interest in a joint venture that held a majority equity interest in and managed 26 radiation therapy treatment centers in South America, Central America and the Caribbean and (ii) a 19% interest in a joint venture, which operates a treatment center in Guatemala, for approximately $10.4 million, subject to final determination of the purchase price based on a multiple of historical earnings before interest, taxes, and depreciation and amortization. In January 2010, the Company finalized the amount due for its 33% interest in the joint venture and paid an additional $1.9 million. The transaction had been accounted for under the equity method.

        In 2010, the Company held a 33% interest in Medical Developers and on March 1, 2011, the Company purchased the remaining 67% interest in Medical Developers, LLC ("MDLLC") from Bernardo Dosoretz as well as interests in the subsidiaries of MDLLC from Alejandro Dosoretz and Bernardo Dosoretz, resulting in an ownership interest of approximately 91% in the underlying radiation oncology practices located in South America, Central America and the Caribbean. The Company also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A. from Bernardo Dosoretz, resulting in an ownership interest of 80%. The acquisition of the remaining interests expands the Company's presence into a new regional division. The Company consummated these acquisitions for a combined purchase price of approximately $82.7 million, comprised of $47.5 million in cash, 25 common units of Parent immediately exchanged for 13,660 units of 21CI's non-voting preferred equity units and 258,955 units of 21CI's class A equity units totaling approximately $16.25 million, and issuance of a 9 7/8% note payable, due 2017 totaling approximately $16.05 million to the seller, an estimated contingent earn out payment totaling $2.3 million, and issuance of real estate located in Costa Rica totaling $0.6 million. The earn out payment is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due 18 months subsequent to the transaction closing, and is payable through Company financing and issuance of equity units. The Company utilized the income and market approaches as well as the option pricing allocation methodology to value the equity units issued as consideration. At September 30, 2012, the Company calculated the contingent earn out payment and increased the amount due to the seller to approximately $3.6 million. The Company recorded the adjustment of $1.3 million to the earn-out payment as an expense in the fair value adjustment of the earn-out liability in the consolidated statements of comprehensive loss.

        The allocation of the purchase price was as follows (in thousands):

Cash	$47,500
Seller financing note	16,047
Company's issuance of equity	16,250
Contingent earn-out	2,340
Issuance of real estate	561

Total consideration transferred	$82,698
Net identifiable assets acquired	15,527

Goodwill	$67,171

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        The following table summarizes the allocation of the aggregate purchase price of MDLLC, including assumed liabilities (in thousands):

Fair value of net assets acquired:
Cash and cash equivalents	$5,396
Accounts receivable, net	18,892
Prepaid expenses	268
Deferred tax assets	1,465
Other noncurrent assets	85
Property and equipment	8,479
Intangible assets	23,600
Accounts payable	(3,121)
Accrued expenses	(2,064)
Current portion of long-term debt	(422)
Income taxes payable	(3,048)
Other current liabilities	(580)
Long-term debt, less current portion	(686)
Deferred income taxes	(6,720)
Previously held equity interest	(16,150)
Other long-term liabilities	(2,117)
Noncontrolling interests—nonredeemable	(7,750)

Net identifiable assets acquired	$15,527

        The Company recorded the acquisition at its fair value upon gaining a controlling interest in MDLLC at March 1, 2011. The Company's previously held equity interest in the acquired entities as of the acquisition date totaled approximately $16.15 million. For purposes of valuing the previously held equity interest, the Company used the discounted cash flow method, a derivation of the income approach, which considered a number of factors such as the MDLLC's performance projections, MDLLC's cost of capital, and consideration ascribed to applicable discounts for lack of control and marketability. The Company recorded a gain on the previously held equity interest totaling approximately $0.2 million identified as gain on fair value adjustment of previously held equity investment in the accompanying consolidated statements of operations and comprehensive loss.

        The Company acquired noncontrolling interests totaling approximately $7.75 million as of the acquisition date. The Company valued the noncontrolling interests using the discounted cash flow method, a derivation of the income approach, which considered a number of factors such as the MDLLC's performance projections, MDLLC's cost of capital, and consideration ascribed to applicable discounts for lack of control and marketability. The Company acquired a number of hospital contract arrangements that have varying expiration dates through February 1, 2020. The weighted-average period prior to the next renewal period was 4.9 years as of the acquisition date.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        Net identifiable assets includes the following intangible assets:

Trade name (indefinite life)	$1,750
Non-compete agreement (5 year life)	2,000
Hospital contract agreements (18.5 year life)	19,850

$23,600

        The Company valued the trade name using the relief from royalty method, a derivation of the income approach that estimates the benefit of owning the trade name rather than paying royalties for the right to use a comparable asset. The Company considered a number of factors to value the trade name, including MDLLC's performance projections, royalty rates, discount rates, strength of competition, and income tax rates.

        The Company valued the non-compete agreement using the discounted cash flow method, a derivation of the income approach that evaluates the difference in the sum of MDLLC's present value of cash flows of two scenarios: (1) with the non-compete in place and (2) without the non-compete in place. The Company considered various factors in determining the non-compete value including MDLLC's performance projections, probability of competition, income tax rates, and discount rates.

        The Company valued the hospital contract arrangements using the excess earnings method, which is a form of the income approach. This method includes projecting MDLLC's revenues and expenses attributable to the existing hospital contract arrangements, and then subtracts the required return on MDLLC's net tangible assets and any intangible assets used in the business in order to determine any residual excess earnings attributable to the hospital contract arrangements. The after tax excess earnings are then discounted to present value using an appropriate risk adjusted rate of return.

        The weighted-average amortization period for the acquired amortizable intangible assets at the time of the acquisition was approximately 18.1 years. Total amortization expense recognized for these acquired amortizable intangible assets totaled approximately $1.2 million for the year ended December 31, 2011.

        Estimated future amortization expense for MDLLC's acquired amortizable intangible assets as of December 31, 2012 is as follows (in thousands):

2013	$1,473
2014	$1,473
2015	$1,473
2016	$1,140
2017	$1,073

        The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill of $67.2 million, representing primarily the value of estimated cost savings and synergies expected from the transaction. The goodwill is not deductible for tax purposes and is included in the Company's international geographic segment.

        Cash at December 31, 2013 and 2012 held by the Company's foreign operating subsidiaries was $3.6 million and $4.6 million, respectively. The Company considers these cash amounts to be permanently

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

invested in the Company's foreign operating subsidiaries and therefore does not anticipate repatriating any excess cash flows to the U.S. The Company anticipates it can adequately fund its domestic operations from cash flows generated solely from the U.S. business. Of the $3.6 million of cash held by the Company's foreign operating subsidiaries at December 31, 2013, $1.2 million is held in U.S. Dollars, $0.1 million of which is held at banks in the United States, with the remaining held in foreign currencies in foreign banks. The Company believes that the magnitude of its growth opportunities outside of the U.S. will cause the Company to continuously reinvest foreign earnings. The Company does not require access to the earnings and cash flow of its international subsidiaries to fund its U.S. operations.

        On August 29, 2011, the Company acquired the assets of a radiation treatment center and other physician practices located in Redding, California, for approximately $9.6 million. The acquisition of the Redding facility further expands the Company's presence into the Northern California market. The allocation of the purchase price is to tangible assets of $3.3 million, intangible assets including $0.3 million trade name and non-compete agreements of $0.3 million, amortized over 5 years, and goodwill of $5.7 million, which is deductible for tax purposes.

        On November 4, 2011, the Company purchased an 80% interest in an operating entity, which operates 1 radiation treatment center in Argentina; an 80% interest in another operating entity, which operates 3 radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates 1 radiation treatment center in Argentina. The combined purchase price of the ownership interests totals approximately $7.4 million, comprised of $2.1 million in cash, seller financing totaling approximately $4.0 million payable over 24 monthly installments, commencing January 2012, and a purchase option totaling approximately $1.3 million. The acquisition of these operating treatment centers expands the Company's presence in its international markets. The allocation of the purchase price is to tangible assets of $3.7 million (including cash of $0.6 million), intangible assets including $0.2 million trade name and non-compete agreements of $0.2 million, amortized over 5 years, goodwill of $8.1 million, which is deductible for U.S. tax purposes but non-deductible for foreign tax purposes, liabilities of $3.4 million, and noncontrolling interests redeemable of $1.4 million. In November 2012, the Company exercised its purchase option to purchase the remaining interest for approximately $1.4 million and recorded the adjustment of $0.2 million to the purchase option as an expense in the fair value adjustment of the noncontrolling interests-redeemable in the consolidated statements of operations and comprehensive loss. The Company finalized its purchase price adjustment, with the exercise of its purchase option with a reduction in noncontrolling interest-redeemable and goodwill of $1.4 million.

        On December 22, 2011, the Company acquired the interest in an operating entity which operates two radiation treatment centers located in North Carolina, for approximately $6.3 million. On April 16, 2012 the Company acquired certain additional assets utilized in one of the radiation oncology centers for approximately $0.4 million. The acquisition of the two radiation treatment centers further expands the Company's presence into the eastern North Carolina market. The allocation of the purchase price is to tangible assets of $1.2 million, goodwill of $6.4 million, which is deductible for tax purposes, other current liabilities of approximately $0.1 million and an earn-out provision of approximately $0.8 million contingent upon maintaining a certain level of patient volume.

        During 2011, the Company acquired the assets of several physician practices in Florida and the non-professional practice assets of several North Carolina physician practices for approximately $0.4 million. The physician practices provide synergistic clinical services and an integrated cancer care

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price is to tangible assets of $0.4 million.

        On February 6, 2012, the Company acquired the assets of a radiation oncology practice and a medical oncology group located in Asheville, North Carolina for approximately $0.9 million. The acquisition of the radiation oncology practice and the medical oncology group, further expands the Company's presence in the Western North Carolina market and builds on the Company's integrated cancer care model. The allocation of the purchase price is to tangible assets of $0.8 million, and goodwill of $0.1 million, which is all deductible for tax purposes.

        In September 2011, the Company entered into a professional services agreement with the North Broward Hospital District in Broward County, Florida to provide professional services at the two radiation oncology departments at Broward General Medical Center and North Broward Medical Center. In March 2012, the Company amended the license agreement to license the space and equipment and assume responsibility for the operation of those radiation therapy departments, as part of the Company's value added services offering. The license agreement runs for an initial term of ten years, with three separate five year renewal options. The Company recorded approximately $4.3 million of tangible assets relating to the use of medical equipment pursuant to the license agreement.

        On March 30, 2012, the Company acquired the assets of a radiation oncology practice for $26.0 million and two urology groups located in Sarasota/Manatee counties in Southwest Florida for approximately $1.6 million, for a total purchase price of approximately $27.6 million, comprised of $21.9 million in cash and assumed capital lease obligation of approximately $5.7 million. The allocation of the purchase price is to tangible assets of $7.8 million, intangible assets including non-compete agreements of $6.1 million amortized over 5 years, goodwill of $13.7 million, which is all deductible for tax purposes, and assumed capital lease obligations of approximately $5.7 million.

        During the year ended December 31, 2012, the Company recorded $15.8 million of net patient revenue and reported net income of $1.3 million in connection with the Sarasota/Manatee acquisition.

        Total amortization expense recognized for the acquired amortizable intangible assets totaled approximately $0.9 million for the year ended December 31, 2012.

        On December 28, 2012, the Company purchased the remaining 50% interest it did not already own in an unconsolidated joint venture which operates a freestanding radiation treatment center in West Palm Beach, Florida for approximately $1.1 million. The allocation of the purchase price is to tangible assets of $0.3 million, intangible assets including non-compete agreements of $0.2 million amortized over 2 years, goodwill of $0.8 million and current liabilities of approximately $0.2 million.

        During 2012, the Company acquired the assets of several physician practices in Arizona, California and Florida for approximately $1.7 million. The physician practices provide synergistic clinical services and an integrated cancer care service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price to tangible assets is $1.7 million.

        On May 25, 2013, the Company acquired the assets of 5 radiation oncology practices and a urology group located in Lee/Collier counties in Southwest Florida for approximately $28.5 million, comprised of $17.7 million in cash, seller financing note of approximately $2.1 million and assumed capital lease obligations of approximately $8.7 million. The acquisition of the 5 radiation treatment centers and the

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

urology group further expands the Company's presence into the Southwest Florida market and builds on its integrated cancer care model. The provisional allocation of the purchase price, subject to working capital adjustments and finalization of intangible asset values, is to tangible assets of $10.4 million, intangible assets including non-compete agreements of $1.9 million amortized over five years, and goodwill of $16.2 million, which is all deductible for tax purposes. Pro forma results and other expanded disclosures prescribed by ASC 805, Business Combinations, have not been presented as this acquisition is not deemed material.

        In June 2013, the Company sold its 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island in partnership with a hospital to provide stereotactic radio-surgery through the use of a cyberknife for approximately $1.5 million.

        In June 2013, the Company contributed its Casa Grande, Arizona radiation physician practice, ICC practice and approximately $5.0 million to purchase a 55.0% interest in a joint venture which included an additional radiation physician practice and an expansion of an integrated cancer care model that includes medical oncology, urology and dermatology. The provisional allocation of the purchase price, subject to working capital adjustments and finalization of intangible asset values, is to tangible assets of $2.0 million, intangible assets including a tradename of approximately $1.8 million, non-compete agreements of $0.4 million amortized over 7 years, goodwill of $5.0 million and noncontrolling interest-redeemable of approximately $4.2 million. For purposes of valuing the noncontrolling interest-redeemable, the Company considered a number of factors such as the joint venture's performance projections, cost of capital, and consideration ascribed to applicable discounts for lack of control and marketability.

        In July 2013, the Company purchased a legal entity, which operates a radiation treatment center in Tijuana Mexico for approximately $1.6 million. The acquisition of this operating treatment center expands the Company's presence in the international markets.

        In July 2013, the Company purchased the remaining 38.0% interest in a joint venture radiation facility, located in Woonsocket, Rhode Island from a hospital partner for approximately $1.5 million.

        In June 2013, the Company entered into a "stalking horse" investment agreement to acquire OnCure Holdings, Inc. (together with its subsidiaries, "OnCure") upon effectiveness of its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for approximately $125.0 million, (excluding capital leases, working capital and other adjustments). The purchase price included $42.5 million in cash and up to $82.5 million in assumed debt ($7.5 million of assumed debt will be released assuming certain OnCure centers achieve a minimum level of EBITDA). The Company funded an initial deposit of approximately $5.0 million into an escrow account subject to the working capital adjustments.

        On October 25, 2013, the Company completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from the Company's senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million included in other long-term liabilities in the consolidated balance sheets is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        OnCure operates radiation oncology treatment centers for cancer patients. It contracts with radiation oncology physician groups and their radiation oncologists through long-term management services agreements to offer cancer patients a comprehensive range of radiation oncology treatment options, including most traditional and next generation services. OnCure provides services to a network of 11 physician groups that treat cancer patients at its 33 radiation oncology treatment centers, making it one of the largest strategically located networks of radiation oncology service providers. OnCure has treatment centers located in California, Florida and Indiana, where it provides the physician groups with the use of the facilities and with certain clinical services of treatment center staff, and administers the non-medical business functions of the treatment centers, such as technical staff recruiting, marketing, managed care contracting, receivables management and compliance, purchasing, information systems, accounting, human resource management and physician succession planning.

        The Company believes that the acquisition of OnCure offers the potential for substantial strategic and financial benefits. The transaction will enhance the Company's scale, increasing the number of radiation centers by over 25%. It will provide opportunity for the Company to leverage its infrastructure and footprint to achieve significant operating synergies. In addition, it will broaden and deepen the Company's ability to offer advanced cancer care to patients throughout the U.S. and offers significant expansion opportunity for integrated cancer care model across the combined Company's portfolio.

        The allocation of the purchase price was as follows (in thousands):

Preliminary Estimated Acquisition Consideration
Cash	$45,500
11.75% senior secured notes due January 2017	75,000
Assumed capital lease obligations & other notes	2,090
Fair value of contingent earn-out, represented by 11.75% senior secured notes due January 2017 issued into escrow	7,550

Total preliminary estimated acquisition consideration	$130,140

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        The following table summarizes the allocation of the aggregate purchase price of OnCure, including assumed liabilities (in thousands):

Preliminary Estimated Acquisition Consideration Allocation
Cash and cash equivalents	$307
Accounts receivable	12,497
Inventories	199
Deferred income taxes—asset	4,875
Other currents assets	1,786
Accounts payable	(4,560)
Accrued expenses	(3,540)
Other current liabilities	—
Equity investments in joint ventures	1,625
Property and equipment	22,107
Intangible assets—management services agreements	57,739
Other noncurrent assets	265
Other long—term liabilities	(5,828)
Deferred income taxes—liability	(31,669)
Noncontrolling interest—nonredeemable	(1,299)
Goodwill	75,636

Preliminary estimated acquisition consideration	$130,140

Net identifiable assets includes the following intangible assets:
Management service agreements	$57,739

        The Company valued the management services agreements based on the income approach utilizing the excess earnings method. The Company considered a number of factors to value the management services agreements, including OnCure's performance projections, discount rates, strength of competition, and income tax rates. The management services agreements will be amortized on a straight- line basis over the terms of the respective agreements.

        The weighted-average amortization period for the acquired amortizable intangible assets at the time of the acquisition was approximately 11.6 years. Total amortization expense recognized for these acquired amortizable intangible assets totaled approximately $0.9 million for the year ended December 31, 2013.

        Estimated future amortization expense for OnCures's acquired amortizable intangible assets as of December 31, 2013 is as follows (in thousands):

2014	$5,563
2015	$5,563
2016	$5,464
2017	$5,464
2018	$5,195
Thereafter	$29,564

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill of $75.6 million, representing primarily the value of estimated cost savings and synergies expected from the transaction. The goodwill is not deductible for tax purposes and is included in the Company's U.S. domestic segment.

        During the year ended December 31, 2013, the Company recorded $14.6 million of net patient service revenue and reported net loss of $0.3 million in connection with the OnCure acquisition.

        The following unaudited pro forma financial information is presented as if the purchase of OnCure had occurred at the beginning of the comparable prior annual reporting period presented below. The pro forma financial information is not necessarily indicative of what the Company's results of operations actually would have been had the Company completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future operating results of the combined company:

	Years ended December 31,
(in thousands):	2013	2012
Pro forma total revenues	$813,779	$800,073
Pro forma net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(143,730)	$(231,476)

        The operations of the foregoing acquisition have been included in the accompanying consolidated statements of operations and comprehensive loss from the respective date of the acquisition.

        On October 30, 2013, the Company acquired the assets of a radiation oncology practice located in Roanoke Rapids, North Carolina for approximately $2.2 million. The acquisition of the radiation oncology practice further expands the Company's presence in the Eastern North Carolina market. The allocation of the purchase price is to tangible assets of $0.3 million, a certificate of need of approximately $0.3 million, and goodwill of $1.6 million.

        During 2013, the Company acquired the assets of several physician practices in Arizona, Florida, North Carolina, New Jersey, and Rhode Island for approximately $0.8 million. The physician practices provide synergistic clinical services and an integrated cancer care service to its patients in the respective markets in which the Company provides radiation therapy treatment services. The allocation of the purchase price is to tangible assets of $0.8 million.

        On January 15, 2014, the Company purchased 69% interest in a legal entity that operates a radiation oncology facility in Guatemala City, Guatemala for approximately $1.2 million plus the assumption of approximately $3.0 million in debt. This facility is strategically located in Guatemala City's medical corridor.

        On February 10, 2014, the Company purchased a 65% equity interest in South Florida Radiation Oncology ("SFRO") for approximately $60 million, subject to working capital and other customary adjustments. The transaction was primarily funded with the proceeds of a new $60 million term loan facility that accrues interest at the Eurodollar Rate plus a margin of 10.50% per annum and matures on January 15, 2017 and $7.9 million of term loans to refinance existing SFRO debt.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        SFRO operates 21 radiation treatment centers throughout south Florida. The Company believes that the acquisition of SFRO will enhance the Company's scale, increasing the number of radiation centers by approximately 10%. It will provide opportunity for the Company to leverage its infrastructure and footprint to achieve significant operating synergies. In addition, it will broaden and deepen the Company's ability to offer advanced, integrated ICC services to patients across the Company's and SFRO's treatment centers.

        The Company will account for the acquisition of SFRO under ASC 805, Business Combinations. SFRO's results of operations will be included in the consolidated financial statements for periods ending after February 10, 2014, the acquisition date. Given the date of the acquisition, the Company has not completed the valuation of assets acquired and liabilities assumed which is in process. The Company anticipates providing a preliminary purchase price allocation and qualitative description of factors that make up goodwill to be recognized for the first quarter ended March 31, 2014.

Allocation of Purchase Price

        The purchase prices of these transactions were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The purchase price allocations for certain recent transactions are subject to revision as the Company obtains additional information. The operations of the foregoing acquisitions have been included in the accompanying consolidated statements of operations and comprehensive loss from the respective dates of acquisition. The following table summarizes the allocations of the aggregate purchase price of the acquisitions, including assumed liabilities.

	Year Ended December 31,
(in thousands):	2013	2012	2011
Balance, beginning of period
Fair value of net assets acquired, excluding cash:
Accounts receivable, net	$12,497	—	$20,306
Inventories	394	$228	39
Other current assets	1,896	367	423
Deferred tax assets	4,907	—	1,925
Other noncurrent assets	1,892	35	159
Property and equipment	35,615	10,320	13,980
Intangible assets	62,706	6,275	24,580
Goodwill	99,721	13,708	86,977
Current liabilities	(8,320)	(654)	(11,356)
Long-term debt	(10,903)	(5,746)	(686)
Deferred tax liabilities	(31,656)	—	(6,720)
Other noncurrent liabilities	(5,828)	1,329	(6,250)
Previously held equity investment	—	—	(16,150)
Noncontrolling interest	(5,534)	—	(9,114)

	$157,387	$25,862	$98,113

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(7) Acquisitions and other arrangements (Continued)

        The Company incurred approximately $12.6 million of diligence costs relating to acquisitions of physician practices for the year ended December 31, 2013.

(8) Other Income and Loss

Impairment Loss

        During the third quarter of 2011, the Company completed an interim impairment test for goodwill and indefinite-lived intangible assets as a result of its review of growth expectations and the release of the final rule issued on the physician fee schedule for 2012 by CMS on November 1, 2011, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers as well as the changes in treatment patterns and volumes in prostate cancer as a result of the slowing rate of men diagnosed and referred to treatment regimens, as a result of the Preventative Services Task Force report issued in May 2012 recommending against routine PSA screenings for healthy men, as well as suggested changes in treatment pattern for low risk prostate cancer away from definitive treatment. In performing this test, the Company assessed the implied fair value of its goodwill and intangible assets. As a result, the Company incurred an impairment loss of approximately $237.6 million in 2011 primarily relating to goodwill and trade name impairment in certain of its reporting units, including North East United States (New York, Rhode Island, Massachusetts and southeast Michigan), California, Southwest U.S. (Arizona and Nevada) , the Florida east coast, Northwest Florida and Southwest Florida. This impairment loss was comprised of approximately $234.9 million relating to goodwill and intangible assets and an impairment loss incurred of approximately $2.7 million in 2011 related to our write-off of our 45% investment interest in a radio-surgery center in Rhode Island due to continued operating losses since its inception in 2008.

        During the fourth quarter of 2011, the Company decided to rebrand its current trade name of 21st Century Oncology. As a result of the rebranding initiative and concurrent with the Company's annual impairment test for goodwill and indefinite-lived intangible assets, the Company incurred an impairment loss of approximately $121.6 million. Approximately $49.8 million of the $121.6 million related to the trade name impairment as a result of the rebranding initiative. The remaining $71.8 million of impairment relating to goodwill in certain of the Company's reporting units, including North East United States, (New York, Rhode Island, Massachusetts and southeast Michigan), and California, Southwest U.S. (Arizona and Nevada). The remaining domestic U.S. trade name of approximately $4.6 million will be amortized over its remaining useful life through December 31, 2012. The Company incurred approximately $0.9 million in amortization expense during the fourth quarter. In addition, during the fourth quarter of 2011, an impairment loss of approximately $0.8 million, reported in impairment loss on the consolidated statements of operations and comprehensive loss, was recognized related to the impairment of certain leasehold improvements of a radiation treatment facility office closing in Baltimore, Maryland and $0.7 million impairment on certain deposits on equipment. The Company completed the medical services of its patients undergoing radiation treatment and closed the radiation facility during the first quarter of 2012.

        During the third quarter of 2012, the Company estimated an interim impairment test for goodwill and indefinite-lived intangible assets as a result of the final rule issued on the physician fee schedule for 2013 by CMS on November 1, 2012, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers. In performing this test, the Company assessed the implied fair value of its goodwill and intangible assets. As a result, the Company incurred an impairment loss of approximately $69.8 million in 2012 primarily relating to goodwill impairment in certain of its reporting

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(8) Other Income and Loss (Continued)

units, including Mid East United States (Northwest Florida, North Carolina, Southeast Alabama, South Carolina), Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), California, South West United States (central Arizona and Las Vegas, Nevada), and Southwest Florida regions. In addition, during the third quarter of 2012, an impairment loss of approximately $0.1 million, reported in impairment loss on the consolidated statements of operations and comprehensive loss, was recognized related to the impairment of certain leasehold improvements of a planned radiation treatment facility office closing in Monroe, Michigan in the Northeast U.S. region.

        During the fourth quarter of 2012, the Company completed its annual impairment test for goodwill and indefinite-lived intangible assets. In performing this test, the Company assessed the implied fair value of our goodwill and intangible assets. As a result, the Company recorded an impairment loss of approximately $11.1 million during the fourth quarter of 2012 primarily relating to goodwill impairment in certain of our reporting units, including Central South East United States (Delmarva Peninsula, Central Maryland, Central Kentucky, South New Jersey), and Southwest Florida of approximately $10.8 million. In addition, during the fourth quarter of 2012, an impairment loss of approximately $0.1 million was recognized related to the impairment of certain leasehold improvements in the Delmarva Peninsula local market and approximately $0.2 million related to a consolidated joint venture in the Central Maryland local market.

Loss on investments

        During the fourth quarter of 2011, the Company incurred a loss of approximately $0.5 million on a 50% investment in an unconsolidated joint venture in a freestanding radiation facility in West Palm Beach, Florida.

        During the fourth quarter of 2011, the Company sold a 2% investment interest in a primary care physician practice for approximately $1.0 million. The Company recorded a gain on the sale of the investment of approximately $0.3 million.

Medicare Electronic Health Records ("EHR") Incentives

        The American Recovery and Reinvestment Act (Recovery Act) of 2009 provides for incentive payments for Medicare eligible professionals who are meaningful users of certified EHR technology. The Company accounts for EHR incentive payments utilizing the gain contingency model. Pursuant to the gain contingency model, the Company recognizes EHR incentive payments when the specified meaningful use criteria have been satisfied, as all contingencies in estimating the amount of the incentive payments to be received are resolved. For the years ended December 31, 2013 and 2012 the Company recognized approximately $1.7 million and $2.3 million, respectively of EHR revenues and received approximately $1.8 and $0.5 million in 2013 and 2012, respectively of EHR incentive payments. The EHR revenues are presented separately in the accompanying consolidated statements of operations and comprehensive loss.

Gain on the sale of an interest in a joint venture

        In June 2013, the Company sold its 45% interest in an unconsolidated joint venture which operated a radiation treatment center in Providence, Rhode Island in partnership with a hospital to provide

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(8) Other Income and Loss (Continued)

stereotactic radio-surgery through the use of a cyberknife for approximately $1.5 million, and recorded a respective gain on the sale.

Loss on sale leaseback transaction

        In December 2013, the Company entered into a sale leaseback transaction with two financial institutions. The sale leaseback transaction related to medical equipment. Proceeds from the sale were approximately $18.4 million. The Company recorded a loss on the sale leaseback transaction of approximately $0.3 million.

Gain on fair value adjustment of previously held equity investment

        As result of the acquisition of MDLLC, in which the Company acquired an effective ownership interest of approximately 91.0% on March 1, 2011, the Company recorded a gain of approximately $0.2 million to adjust its initial investment in the joint venture to fair value.

Fair value adjustment of earn-out liability and noncontrolling interests-redeemable

        On March 1, 2011, the Company purchased the remaining 67% interest in MDLLC from Bernardo Dosoretz as well as interests in the subsidiaries of MDLLC from Alejandro Dosoretz and Bernardo Dosoretz, resulting in an ownership interest of approximately 91% in the underlying radiation oncology practices located in South America, Central America, Mexico and the Caribbean. The Company also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A. from Bernardo Dosoretz, resulting in an ownership interest of 80%. The Company recorded an estimated contingent earn out payment totaling $2.3 million at the time of the closing of these acquisitions. The earn out payment is contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, is due 18 months subsequent to the transaction closing, and is payable through Company financing and issuance of equity units. At December 31, 2012, the Company estimated the fair value of the contingent earn out liability and increased the liability due to the seller to approximately $3.4 million. The Company recorded the $1.0 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

        On November 4, 2011, the Company purchased an 80% interest in an operating entity, which operates 1 radiation treatment center in Argentina; an 80% interest in another operating entity, which operates 3 radiation treatment centers in Argentina; and a 96% interest in an operating entity, which operates 1 radiation treatment center in Argentina. In November 2012, the Company exercised its purchase option to purchase the remaining interest for approximately $1.4 million and recorded the adjustment of $0.2 million to the purchase option as an expense in the fair value adjustment of the noncontrolling interests-redeemable in the consolidated statements of operations and comprehensive loss. The Company finalized its purchase price adjustment with the exercise of it purchase option with a reduction in noncontrolling interest-redeemable and goodwill of $1.4 million.

        On October 25, 2013, the Company completed the acquisition of OnCure. The transaction was funded through a combination of cash on hand, borrowings from the Company's senior secured credit facility and the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75%

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(8) Other Income and Loss (Continued)

per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

        The $7.5 million subject to escrow arrangements was recorded as an earn out payment contingent upon certain acquired centers attaining earnings before interest, taxes, depreciation and amortization targets, and is due and payable on December 31, 2015 . At December 31, 2013, the Company estimated the fair value of the contingent earn out liability and increased the liability due to the holders to approximately $7.6 million. The Company recorded the $0.1 million to expense in the fair value adjustment caption in the consolidated statements of operations and comprehensive loss.

Early Extinguishment of Debt

        On May 10, 2012, the Company issued $350.0 million in aggregate principal amount of 8 7/8% senior secured second lien notes due 2017. The Company incurred approximately $4.5 million from the early extinguishment of debt as a result of the prepayment of the $265.4 million in senior secured credit facility—Term Loan B and prepayment of $63.0 million in senior secured credit facility—Revolving credit portion, which included the write-offs of $3.7 million in deferred financing costs and $0.8 million in original issue discount costs.

(9) Income Taxes

        Significant components of the income tax provision are as follows:

	Year Ended December 31,
(in thousands):	2013	2012	2011
Current provision:
Federal	—	$625	$(1,166)
State	$355	450	(347)
Foreign	7,134	6,703	5,026
Deferred (benefit) provision:
Federal	(22,474)	(1,774)	(25,726)
State	(4,500)	13	(3,064)
Foreign	(947)	(1,472)	(88)

Total income tax provision (benefit)	$(20,432)	$4,545	$(25,365)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(9) Income Taxes (Continued)

        A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income before income taxes are as follows:

	Year Ended December 31,
(in thousands):	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.3	(0.2)	1.3
Effects of rates different than statutory	(0.5)	(0.2)	0.1
Nondeductible charge for stock based compensation	(0.2)	(0.8)	(0.1)
Nondeductible charge for lobbying and political donations	(0.6)	(0.5)	(0.1)
Goodwill impairment	—	(13.7)	(21.3)
Tax rate changes on existing temporary differences	—	—	0.1
Income from noncontrolling interests	0.2	(1.0)	0.2
Valuation allowance increase	(17.5)	(21.4)	(7.7)
Federal and state true-ups	0.6	0.3	—
Uncertain tax positions current year	—	—	(0.3)
Prior period adjustments for uncertain tax positions and deferred tax true-ups	—	—	0.1
Other permanent items	(0.5)	(0.6)	(0.5)

Total income tax provision	20.8%	(3.1)%	6.8%

        The Company provides for income taxes using the liability method in accordance with ASC 740, Income Taxes. Deferred income taxes arise from the temporary differences in the recognition of income

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(9) Income Taxes (Continued)

and expenses for tax purposes. Deferred tax assets and liabilities are comprised of the following at December 31, 2013 and 2012:

(in thousands):	December 31, 2013	December 31, 2012
Deferred income tax assets:
Provision for doubtful accounts	$9,034	$7,592
State net operating loss carryforwards	12,593	11,243
Federal net operating loss carryforwards	88,123	55,431
Deferred rent liability	5,979	3,127
Intangible assets—U.S. Domestic	—	20,610
Management fee receivable allowance	11,708	10,550
Merger costs and debt financing costs	1,256	781
Other	16,277	8,686

Gross deferred income tax assets	144,970	118,020
Valuation allowance	(97,428)	(82,332)

Net deferred income tax assets	47,542	35,688

Deferred income tax liabilities:
Property and equipment	(37,953)	(35,059)
Intangible assets—Foreign	(4,104)	(5,035)
Prepaid expense	(506)	(468)
Partnership interests	(782)	(599)
Intangible assets—U.S. Domestic	(8,113)	—
Other	(207)	(189)

Total deferred tax liabilities	(51,665)	(41,350)

Net deferred income tax liabilities	$(4,123)	$(5,662)

        ASC 740, Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. For the year ended December 31, 2011, the Company determined that the valuation allowance was approximately $45.5 million, consisting of $38.3 million against federal deferred tax assets and $7.2 million against state deferred tax assets. This represented an increase of approximately $27.9 million. For the year ended December 31, 2012, the Company determined that the valuation allowance was approximately $82.3 million, consisting of $70.3 million against federal deferred tax assets and $12.0 million against state deferred tax assets. This represented an increase of $36.8 million. For the year ended December 31, 2013, the Company determined that the valuation allowance should be $97.4 million, consisting of $87.5 million against federal deferred

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(9) Income Taxes (Continued)

tax assets and $9.9 million against state deferred tax assets. This represents an increase of $15.1 million in valuation allowance.

Description:	Beginning Balance	Tax Expense	Other Comprehensive Income	Ending Balance
Fiscal Year 2011	$(17.6)	$(28.8)	$0.9	$(45.5)
Fiscal Year 2012	(45.5)	(35.8)	(1.0)	(82.3)
Fiscal Year 2013	(82.3)	(13.2)	—	(95.5)

        The Company has federal net operating loss carryforwards beginning to expire in 2028 available to offset future taxable income of approximately $243.9 million and $159.7 million at December 31, 2013 and 2012, respectively.

        At December 31, 2013 and 2012 the Company has state net operating loss carryforwards, primarily in Florida and Kentucky beginning to expire in years 2013 through 2028, available to offset future taxable income of approximately $345.0 million, and $276.1 million, respectively. Utilization of net operating loss carryforwards in any one year may be limited.

        ASC 740, Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a threshold for the recognition and measurement of a tax position taken or expected to be taken on a tax return. Under ASC 740, Income Taxes, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740, Income Taxes, provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        Since its adoption for uncertainty in income taxes pursuant to ASC 740, Income Taxes, the Company has recognized interest and penalties accrued related to unrecognized tax exposures in income tax expense. During the year ended December 31, 2013, the Company accrued approximately $0.09 million in interest and penalties related to unrecognized tax exposures in income tax expense. During the year ended December 31, 2012, the Company accrued approximately $1.3 million in interest and penalties related to unrecognized tax exposures in income tax expense. During the year ended December 31, 2011, the Company released approximately $0.9 million in interest and penalties related to unrecognized tax exposures in income tax expense. The Company did not make any payments of interest and penalties accrued during the years ended December 31, 2013, 2012, and 2011.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(9) Income Taxes (Continued)

        A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is a follows (in thousands):

Gross unrecognized tax benefits at January 1, 2011	$5,967
Decrease in tax positions for prior years	(1,971)
Decrease related to settlements with the taxing authorities	(1,988)
Decrease related to the lapse of the statute of limitations	(320)
Increase in tax positions for current year	49

Gross unrecognized tax benefits at December 31, 2011	$1,737

Gross unrecognized tax benefits at January 1, 2012	1,737
Increase in tax positions for prior years	40
Decrease related to settlements with the taxing authorities	(1,191)
Increase in tax positions for current year	75

Gross unrecognized tax benefits at December 31, 2012	$661

Gross unrecognized tax benefits at January 1, 2013	661
Increase in tax positions for prior years	—
Decrease related to settlements with the taxing authorities	(4)
Increase in tax positions for current year	—

Gross unrecognized tax benefits at December 31, 2013	$657

        The total amount of gross unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.5 million and $0.5 million at December 31, 2013 and 2012, respectively. The Company does not expect that any unrecognized tax benefits related to the ongoing federal, state or foreign tax audits will reverse within the next 12 months.

        The Company is subject to taxation in the United States, approximately 25 state jurisdictions, the Netherlands, and throughout Latin America, namely, Argentina, Bolivia, Costa Rica, Dominican Republic, El Salvador, Guatemala and Mexico. However, the principal jurisdictions for which the Company is subject to tax are the United States, Florida and Argentina.

        The Company's future effective tax rates could be affected by changes in the relative mix of taxable income and taxable loss jurisdictions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. The Company monitors the assumptions used in estimating the annual effective tax rate and makes adjustments, if required, throughout the year. If actual results differ from the assumptions used in estimating the Company's annual effective tax rates, future income tax expense (benefit) could be materially affected.

        The Company has not provided U.S. federal and state deferred taxes on the cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $8.6 million (including positive accumulated earnings of approximately $19 million in foreign jurisdictions that impose withholding taxes of up to 10%). It is not practicable to

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(9) Income Taxes (Continued)

determine the U.S. income tax liability that would be payable if such earnings were not reinvested indefinitely.

        The Company is routinely under audit by federal, state, or local authorities in the areas of income taxes and other taxes. These audits may include questioning the timing and amount of deductions and compliance with federal, state, and local tax laws. The Company regularly assesses the likelihood of adverse outcomes from these audits to determine the adequacy of the Company's provision for income taxes. To the extent the Company prevails in matters for which accruals have been established or is required to pay amounts in excess of such accruals, the effective tax rate could be materially affected. In accordance with the statute of limitations for federal tax returns, the Company's federal tax returns for the years 2007 through 2012 are subject to examination. The Company closed a Federal income tax audit for the tax year 2009 during the third quarter of 2013. The Company closed the New York State audit for tax years 2006 through 2008 during the first quarter of 2013.

(10) Accrued Expenses

        Accrued expenses consist of the following (in thousands):

	December 31, 2013	December 31, 2012
Accrued payroll and payroll related deductions and taxes	$23,396	$17,812
Accrued compensation arrangements	15,316	11,409
Accrued interest	13,426	12,196
Accrued other	11,883	4,984

Total accrued expenses	$64,021	$46,401

(11) Long-Term Debt

        The Senior Credit Facility consists of a $90.0 million Term Facility and $100.0 million Revolver Credit Facility. Senior Subordinated notes due April 15, 2017 were issued in April 2010 of approximately $310.0 million. In March 2011, the Company issued an additional $50.0 million in Senior Subordinated notes due April 15, 2017 of which the proceeds were used to fund the MDLLC transaction and an additional $16.25 million issued to the seller in the transaction. In August 2013 the Company issued an additional $3.8 million in Senior Subordinated notes as a component of the MDLLC earn-out payment. In May 2012, the Company issued $350.0 million in aggregate principal amount of Senior Secured Second Lien Notes due January 15, 2017 of which the proceeds were used to repay its existing senior secured revolving credit facility of approximately $63.0 million and the Term Loan B portion of approximately $265.4 million, of its senior secured credit facilities, which were prepaid in their entirety, cancelled and replaced with the new Revolving Credit Facility and to pay related fees and expenses. On October 25, 2013, the Company completed the acquisition of OnCure. The transaction included the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(11) Long-Term Debt (Continued)

        The Company's long-term debt consists of the following (in thousands):

	December 31,
	2013	2012
$90.0 million senior secured credit facility—(Term Facility) (net of unamortized debt discount of $2,010 at December 31, 2013) with interest rates at LIBOR (with a minimum rate of 1.0%) or prime (with a minimum rate of 2.0%) plus applicable margin (6.5% for LIBOR Loans and 5.50% for Base Rate Loans) , secured on a first priority basis by a perfected security interest in substantially all of the Company's assets. Interest rates are at LIBOR plus applicable margin due at various maturity dates through October 15, 2016	$87,989	$—
$100.0 million senior secured credit facility—(Revolver Credit Facility) with interest rates at LIBOR or prime plus applicable margin, secured on a first priority basis by a perfected security interest in substantially all of the Company's assets. Interest rates are at LIBOR plus applicable margin due at various maturity dates through October 15, 2016	50,000	—
$140.0 million revolving credit facility with interest rates at LIBOR or prime plus applicable margin, secured on a first priority basis by a perfected security interest in substantially all of the Company's assets. Interest rates are at LIBOR plus applicable margin due at various maturity dates through October 15, 2016	—	7,500
$380.1 million Senior Subordinated Notes (net of unamortized debt discount of $2,383 and $1,789 at December 31, 2013 and 2012, respectively) due April 15, 2017; semi-annual cash interest payments due on April 15 and October 15, fixed interest rate of 9 7/8%	377,667	374,461
$350.0 million Senior Secured Second Lien Notes (net of unamortized debt discount of $1,074 and $1,423 at December 31, 2013 and 2012, respectively) due January 15, 2017; semi-annual cash interest payments due on May 15 and November 15, fixed interest rate of 8 7/8%	348,926	348,577
$75.0 million Senior Secured Notes due January 15, 2017; semi-annual cash interest payments due on January 15 and July 15, fixed interest rate of 11 3/4%	75,000	—
Capital leases payable with various monthly payments plus interest at rates ranging from 1.0% to 19.1%, due at various maturity dates through March 2022	45,455	25,984
Various other notes payable and seller financing promissory notes with various monthly payments plus interest at rates ranging from 6.0% to 21.8%, due at various maturity dates through May 2018	6,629	5,846

	991,666	762,368
Less current portion	(17,536)	(11,065)

	$974,130	$751,303

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(11) Long-Term Debt (Continued)

        Maturities under the obligations described above are as follows at December 31, 2013 (in thousands):

2014	$17,536
2015	14,173
2016	152,050
2017	810,795
2018	1,077
Thereafter	1,502

997,133
Less unamortized debt discount	(5,467)

$991,666

        At December 31, 2013 and 2012, the prime interest rate was 3.25%. The effective interest rate of instruments approximates the stated rate.

Senior Subordinated Notes

        On April 20, 2010, the Company issued $310.0 million in aggregate principal amount of 9 7/8% senior subordinated notes due 2017 and repaid the existing $175.0 million in aggregate principal amount 13.5% senior subordinated notes due 2015, including accrued and unpaid interest and a call premium of approximately $5.3 million. The remaining proceeds were used to pay down $74.8 million of the Term Loan B and $10.0 million of the Revolver. A portion of the proceeds was placed in a restricted account pending application to finance certain acquisitions, including the acquisitions of a radiation treatment center and physician practices in South Carolina consummated on May 3, 2010. The Company incurred approximately $11.9 million in transaction fees and expenses, including legal, accounting and other fees and expenses associated with the offering, and the initial purchasers' discount of $1.9 million.

        In March 2011, 21st Century Oncology, Inc. ("21C"), a wholly owned subsidiary of Parent, issued to DDJ Capital Management, LLC, $50 million in aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2017. The proceeds of $48.5 million were used (i) to fund the Company's acquisition of all of the outstanding membership units of MDLLC and substantially all of the interests of MDLLC's affiliated companies (the "MDLLC Acquisition"), not then controlled by the Company and (ii) to fund transaction costs associated with the MDLLC Acquisition. An additional $16.25 million in senior subordinated notes were issued to the seller in the transaction. In August 2013 the Company issued an additional $3.8 million in Senior Subordinated notes as a component of the MDLLC earn-out payment.

Senior Secured Second Lien Notes

        On May 10, 2012, the Company issued $350.0 million in aggregate principal amount of 8 7/8% Senior Secured Second Lien Notes due 2017 (the "Secured Notes").

        The Secured Notes were issued pursuant to an indenture, dated May 10, 2012 (the "Secured Notes Indenture"), among 21C, the guarantors signatory thereto and Wilmington Trust, National Association. The Secured Notes are senior secured second lien obligations of 21C and are guaranteed on a senior secured second lien basis by 21C, and each of 21C's domestic subsidiaries to the extent such guarantor is a guarantor of 21C's obligations under the Revolving Credit Facility (as defined below).

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(11) Long-Term Debt (Continued)

        Interest is payable on the Secured Notes on each May 15 and November 15, commencing November 15, 2012. 21C may redeem some or all of the Secured Notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount of the Secured Notes redeemed plus accrued and unpaid interest, if any, and an applicable make-whole premium. On or after May 15, 2014, 21C may redeem some or all of the Secured Notes at redemption prices set forth in the Secured Notes Indenture. In addition, at any time prior to May 15, 2014, 21C may redeem up to 35% of the aggregate principal amount of the Secured Notes, at a specified redemption price with the net cash proceeds of certain equity offerings.

        The Indenture contains covenants that, among other things, restrict the ability of the Company, 21C and certain of its subsidiaries to: incur, assume or guarantee additional indebtedness; pay dividends or redeem or repurchase capital stock; make other restricted payments; incur liens; redeem debt that is junior in right of payment to the Notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into mergers or consolidations; and enter into transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if 21C sells assets or experiences certain changes of control, it must offer to purchase the Notes.

        21C used the proceeds to repay its existing senior secured revolving credit facility of approximately $63.0 million and the Term Loan B portion of approximately $265.4 million, of its senior secured credit facilities, which were prepaid in their entirety, cancelled and replaced with the new Revolving Credit Facility described below, and to pay related fees and expenses. Any remaining net proceeds were used for general corporate purposes. 21C incurred approximately $14.4 million in transaction fees and expenses, including legal, accounting and other fees and expenses associated with the offering, and the initial purchasers' discount of $1.7 million.

Senior Secured Notes

        On October 25, 2013, the Company completed the acquisition of OnCure. The transaction included the issuance of $82.5 million in senior secured notes of OnCure, which accrue interest at a rate of 11.75% per annum and mature January 15, 2017, of which $7.5 million is subject to escrow arrangements and will be released to holders upon satisfaction of certain conditions. Interest is payable on the Secured Notes on each January 15 and July 15, commencing July 15, 2014.

Senior Secured Credit Facility

        On May 10, 2012, 21C entered into the Credit Agreement (the "Credit Agreement") among 21C, as borrower, the Company, Wells Fargo Bank, National Association, as administrative agent (in such capacity, the "Administrative Agent"), collateral agent, issuing bank and as swingline lender, the other agents party thereto and the lenders party thereto. On August 28, 2013, 21C entered into an Amendment Agreement (the "Amendment Agreement") to the credit agreement among 21C, the Company, the institutions from time to time party thereto as lenders, the Administrative Agent named therein and the other agents and arrangers named therein, dated as of May 10, 2012 (the "Original Credit Agreement" and, as amended and restated by the Amendment Agreement, the "Credit Agreement"). Pursuant to the terms of the Amendment Agreement the amendments to the Original Credit Agreement became effective on August 29, 2013.

        The Credit Agreement provides for credit facilities consisting of (i) a $90 million term loan facility (the "Term Facility") and (ii) a revolving credit facility provided for up to $100 million of revolving

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(11) Long-Term Debt (Continued)

extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit) (the "Revolving Credit Facility" and together with the Term Facility, the "Credit Facilities"). The Term Facility and the Revolving Credit Facility each have a maturity date of October 15, 2016.

        Loans under the Revolving Credit Facility and the Term Facility are subject to the following interest rates:

          (a)   for loans which are Eurodollar loans, for any interest period, at a rate per annum equal to (i) a floating index rate per annum equal to (A) the rate per annum determined on the basis of the rate for deposits in dollars for a period equal to such interest period commencing on the first day of such interest period appearing on Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two business days prior to the beginning of such interest period divided by (B) 1.0 minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D) (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 1.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 6.50% per annum for loans under the Term Facility; and

          (b)   for loans which are base rate loans, at a rate per annum equal to (i) a floating index rate per annum equal to the greatest of (A) the Administrative Agent's prime lending rate at such time, (B) the overnight federal funds rate at such time plus 1/2 of 1%, and (C) the Eurodollar Rate for a Eurodollar loan with a one-month interest period commencing on such day plus 1.00% (provided that solely with respect to loans under the Term Facility, such floating index rate shall not be less than 2.00% per annum), plus (ii) an applicable margin (A) based upon a total leverage pricing grid for loans under the Revolving Credit Facility or (B) equal to 5.50% per annum for loans under the Term Facility.

        21C will pay certain recurring fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit and (iii) administration fees.

        The Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of 21C and certain of its subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; engage in mergers or other fundamental changes; sell certain property or assets; pay dividends of other distributions; consummate acquisitions; make investments, loans and advances; prepay certain indebtedness, change the nature of their business; engage in certain transactions with affiliates; and incur restrictions on the ability of 21C's subsidiaries to make distributions, advances and asset transfers. In addition, as of the last business day of each month, 21C will be required to maintain a certain minimum amount of unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility of not less than $15.0 million.

        The Credit Agreement contains customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(11) Long-Term Debt (Continued)

insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

        The obligations of 21C under the Credit Facilities are guaranteed by the Company and certain direct and indirect wholly-owned domestic subsidiaries of 21C.

        The Credit Facilities and certain interest rate protection and other hedging arrangements provided by lenders under the Credit Facilities or its affiliates are secured on a first priority basis by security interests in substantially all of 21C's and each guarantor's tangible and intangible assets (subject to certain exceptions).

        The Revolving Credit Facility requires that the Company comply with certain financial covenants, including:

	Requirement at December 31, 2013	Level at December 31, 2013
Minimum permitted unrestricted cash and cash equivalents plus availability under the Revolving Credit Facility	>$15.0 million	$57.7 million

        The Revolving Credit Facility also requires that the Company comply with various other covenants, including, but not limited to, restrictions on new indebtedness, asset sales, capital expenditures, acquisitions and dividends, with which the Company was in compliance as of December 31, 2013.

        On April 15, 2014, the Company obtained a waiver of borrowing conditions due to a default of not providing audited financial statements for the year ended December 31, 2013 within 90 days after year end. The Company paid the administrative agent for the account of the Revolving Lenders a fee equal to 0.125% of such Lender's aggregate Commitments. The Senior Revolving Credit Facility provides for a 30 day cure period for the filing of the audited annual financial statements. The default was cured with the provision of the audited financial statements to the administrative agent on April 30, 2014.

        For the year ended December 31, 2013, the Company incurred deferred financing costs of approximately $1.4 million related to the Company's $190.0 million senior secured term and revolving credit facility entered into in August 2013. For the year ended December 31, 2012, the Company incurred deferred financing costs of approximately $14.4 million of which $8.2 million related to the issuance of the $350.0 million in aggregate principal amount of 8 7/8% senior secured second lien notes due 2017 in May 2012, and $6.2 million related to the Company's $140.0 million senior secured revolving credit facility entered into in May 2012. For the year ended December 31, 2011, the Company incurred deferred financing costs of approximately $4.8 million of which $1.6 million related to the issuance of the $50.0 million in aggregate principal amount of 9 7/8% senior subordinated notes due 2017 in March 2011, $2.9 million related to the amendment to the Company's senior secured credit facility and the $50.0 million incremental amendment in September 2011, and $0.3 million related to the registration of the issuance of the $16.25 million in aggregate principal amount of 9 7/8% senior subordinated notes due 2017 in March 2011 related to the MDLLC transaction. The consolidated balance sheets as of December 31, 2013 and 2012, include $17.8 million and $22.1 million, respectively, in other long-term assets related to unamortized deferred financing costs. The Company recorded approximately $5.6 million, $5.4 million, and $4.5 million, to interest expense for the years ended December 31, 2013, 2012 and 2011, respectively, related to the amortization of deferred financing costs.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(12) Real Estate Subject to Finance Obligation

        The Company leases certain of its treatment centers (each, a "facility" and, collectively, the "facilities") and other properties from partnerships which are majority-owned by related parties (each, a "related-party lessor" and, collectively, the related party lessors"). The related-party lessors construct the facilities in accordance with the Company's plans and specifications and subsequently leases these facilities to the Company. Due to the related-party relationship, the Company is considered the owner of these facilities during the construction period pursuant to the provisions of ASC 840-40, Sale-Leaseback Transactions. In accordance with ASC 840-40, the Company records a construction-in-progress asset for these facilities with a corresponding finance obligation during the construction period. Certain related parties guarantee the debt of the related-party lessors, which is considered to be "continuing involvement" pursuant to ASC 840-40. Accordingly, these leases do not qualify as a normal sale-leaseback at the time that construction is completed and these facilities were leased to the Company. As a result, the costs to construct the facilities and the related finance obligation remain on the Company's consolidated balance sheets after construction was completed. The construction costs are included in real estate subject to finance obligation in the accompanying consolidated balance sheets. The finance obligation is amortized over the lease during the construction period term based on the payments designated in the lease agreements with a portion of the payment representing a free ground lease recorded in rent expense. The assets classified as real estate subject to finance obligation are amortized on a straight-line basis over their useful lives.

        In some cases, the related-party lessor will purchase a facility during the Company's acquisition of a business and lease the facility to the Company. These transactions also are within the scope of ASC 840-40. Certain related parties guarantee the debt of the related-party lessor, which is considered to be continuing involvement pursuant to ASC 840-40. Accordingly, these leases do not qualify as normal sale-leaseback. As a result, the cost of the facility, including land and the related finance obligation are recorded on the Company's consolidated balance sheets. The cost of the facility, including land, is included in real estate subject to finance obligation in the accompanying consolidated balance sheets. The finance obligation is amortized over the lease term based on the payments designated in the lease agreements and the Real Estate Subject to Finance Obligation are amortized on a straight-line basis over their useful lives.

        During 2011 the related party lessors completed construction of 2 properties. Upon completion we entered into a new master lease arrangement with the related party lessors for these 2 properties as well as an existing property under lease. The initial term of the new master lease arrangement is 15 years with four 5 year renewal options. Annual payments, including executory costs, total approximately $0.7 million pursuant to the master lease. The lease payments are scheduled to increase annually based on increases in the consumer price index.

        The net book values of real estate subject to finance obligation are summarized as follows:

	December 31,
(in thousands):	2013	2012
Land	$337	$337
Leasehold Improvements	10,435	10,435
Construction-in-progress	9,867	6,571
Accumulated depreciation	(1,400)	(1,139)

	$19,239	$16,204

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(12) Real Estate Subject to Finance Obligation (Continued)

        Depreciation expense relating to real estate subject to finance obligation is classified in depreciation and amortization in the accompanying consolidated statements of operations and comprehensive loss.

        Future payments of the finance obligation as of December 31, 2013, are as follows:

(in thousands):	Finance Obligation
2014	$1,818
2015	1,906
2016	1,906
2017	1,727
2018	1,703
Thereafter	13,899

$22,959
Less: amounts representing ground lease	(718)
Less: amounts representing interest	(15,753)
Finance obligation at end of lease term	14,162

Finance obligation	$20,650
Less: amount representing current portion	(317)

Finance obligation, less current portion	$20,333

        Interest expense relating to the finance obligation was approximately $1.1 million, $0.8 million, and $0.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(13) Reconciliation of total equity and noncontrolling interests

        The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries in which it has a controlling financial interest. Noncontrolling interests-nonredeemable principally represent minority shareholders' proportionate share of the equity of certain consolidated majority owned entities of the Company. The Company has certain arrangements whereby the noncontrolling interest may be redeemed upon the occurrence of certain events outside of the Company's control. These noncontrolling interests have been classified outside of permanent equity on the Company's consolidated balance sheets. The noncontrolling interests are not redeemable at December 31, 2013 and 2012, and the contingent events upon which the noncontrolling interest may be redeemed are not probable of occurrence at December 31, 2013. Accordingly, the noncontrolling interests are measured at their carrying value at December 31, 2013 and 2012.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(13) Reconciliation of total equity and noncontrolling interests (Continued)

        The following table presents changes in total equity for the respective periods (in thousands):

(in thousands):	21st Century Oncology Holdings, Inc. Shareholder's Equity	Noncontrolling interests— nonredeemable	Total Equity	Noncontrolling interests— redeemable
Balance, January 1, 2011	$497,049	$11,159	$508,208	$7,371
Net (loss) income	(353,441)	2,767	(350,674)	791
Other comprehensive income from unrealized gain on interest rate swap agreements	2,428	—	2,428	—
Other comprehensive loss from foreign currency translation	(4,265)	(617)	(4,882)	(27)
Cash contribution of equity	3	—	3	—
Deconsolidation of noncontrolling interest	—	49	49	—
Equity issuance related to MDLLC acquisition	16,250	—	16,250	—
Fair value of noncontrolling interest acquired in connection with the acquisition of medical practices	—	—	—	1,364
Fair value of noncontrolling interest acquired in connection with MDLLC acquisition	—	7,750	7,750	—
Reversal of other comprehensive income of previously held equity investment	338	—	338	—
Stock based compensation	1,461	—	1,461	—
Payment of note receivable from shareholder	50	—	50	—
Issuance of noncontrolling interest redeemable	—	—	—	71
Equity contribution in joint venture	—	—	—	4,120
Distributions	—	(3,687)	(3,687)	(962)

Balance, December 31, 2011	$159,873	$17,421	$177,294	$12,728
Net (loss) income	(154,208)	2,470	(151,738)	609
Other comprehensive loss from unrealized loss on interest rate swap agreement	(333)	—	(333)	—
Other comprehensive loss from foreign currency translation	(7,199)	(498)	(7,697)	(185)
Amortization of other comprehensive income for termination of interest rate swap agreement, net of tax	958	—	958	—
Purchase of noncontrolling interests	—	—	—	(1,189)
Consolidation of a noncontrolling interest	—	146	146	—
Stock based compensation	3,257	—	3,257	—
Payment of note receivable from shareholder	72	—	72	—
Distributions	—	(3,492)	(3,492)	(595)

Balance, December 31, 2012	$2,420	$16,047	$18,467	$11,368
Net (loss) income	(80,214)	2,092	(78,122)	(126)
Other comprehensive loss from foreign currency translation	(14,929)	(1,284)	(16,213)	(29)
Proceeds from noncontrolling interest holders	—	—	—	765
Deconsolidation of a noncontrolling interest	(9)	9	—	—
Noncash contribution of capital by noncontrolling interest holders	—	—	—	4,235
Issuance of equity LLC units relating to earn-out liability	705	—	705	—
Purchase of noncontrolling interest—non-redeemable	(2,404)	895	(1,509)	—
Termination of prepaid services by noncontrolling interest holder	—	(2,551)	(2,551)	—
Purchase price fair value of noncontrolling interest—nonredeemable	—	1,299	1,299	—
Step up in basis of joint venture interest	83	—	83	—
Stock based compensation	597	—	597	—
Distributions	—	(1,974)	(1,974)	(314)

Balance, December 31, 2013	$(93,751)	$14,533	$(79,218)	$15,899

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(13) Reconciliation of total equity and noncontrolling interests (Continued)

        Redeemable equity securities with redemption features that are not solely within the Company's control are classified outside of permanent equity. Those securities are initially recorded at their estimated fair value on the date of issuance. Securities that are currently redeemable or redeemable after the passage of time are adjusted to their redemption value as changes occur. In the unlikely event that a redeemable equity security will require redemption, any subsequent adjustments to the initially recorded amount will be recognized in the period that a redemption becomes probable. Contingent redemption events vary by joint venture and generally include either the holder's discretion or circumstances jeopardizing: the joint ventures' ability to provide services, the joint ventures' participation in Medicare, Medicaid, or other third party reimbursement programs, the tax-exempt status of minority shareholders, and violation of federal statutes, regulations, ordinances, or guidelines. Amounts required to redeem noncontrolling interests are based on either fair value or a multiple of trailing financial performance. These amounts are not limited.

(14) Fair Value of Financial Instruments

        ASC 820 requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1—	Quoted prices for identical assets and liabilities in active markets.
Level 2—
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3—	Unobservable inputs for the asset or liability.

        In accordance with ASC 820, the fair value of the Term Loan portion of the senior secured credit facility ("Term Facility"), the 9 7/8% Senior Subordinated Notes due 2017, 8 7/8% Senior Secured Second Lien Notes due 2017, and the 11 3/4% Senior Secured Notes due 2017 was based on prices quoted from third-party financial institutions (Level 2). At December 31, 2013, the fair values are as follows (in thousands):

	Fair Value	Carrying Value
$90.0 million senior secured credit facility—(Term Facility)	$88,650	$87,989
$380.1 million Senior Subordinated Notes due April 15, 2017	$328,743	$377,667
$350.0 million Senior Secured Second Lien Notes due January 15, 2017	$355,250	$348,926
$75.0 million Senior Secured Notes due January 15, 2017	$78,750	$75,000

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(14) Fair Value of Financial Instruments (Continued)

        At December 31, 2012, the fair values are as follows (in thousands):

	Fair Value	Carrying Value
$376.3 million Senior Subordinated Notes due April 15, 2017	$265,256	$374,461
$350.0 million Senior Secured Second Lien Notes due January 15, 2017	$344,750	$348,577

        As of December 31, 2013 and 2012, the Company held certain items that are required to be measured at fair value on a recurring basis including foreign currency derivative contracts. Cash and cash equivalents are reflected in the financial statements at their carrying value, which approximate their fair value due to their short maturity. The carrying values of the Company's long-term debt other than the Term Loan portion of the senior secured credit facility, Senior Subordinated Notes, Senior Secured Second Lien Notes and Senior Secured Notes approximates fair value due to the length of time to maturity and/or the existence of interest rates that approximate prevailing market rates. There have been no transfers between levels of valuation hierarchies for the years ended December 31, 2013 and 2012.

        The following items are measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820, as of December 31, 2013 and 2012:

		Fair Value Measurements at Reporting Date Using
(in thousands):	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency derivative contracts	$22	—	$22	—

		Fair Value Measurements at Reporting Date Using
(in thousands):	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency derivative contracts	$319	—	$319	—

        The estimated fair value of the Company's interest rate swaps were determined using the income approach that considers various inputs and assumptions, including LIBOR swap rates, cash flow activity, yield curves and other relevant economic measures, all of which are observable market inputs that are classified under Level 2 of the fair value hierarchy. The fair value also incorporates valuation adjustments for credit risk.

        The estimated fair value of the Company's foreign currency derivative agreements considered various inputs and assumptions, including the applicable spot rate, forward rates, maturity, implied volatility and other relevant economic measures, all of which are observable market inputs that are classified under Level 2 of the fair value hierarchy. The valuation technique used is an income approach with the best market estimate of what will be realized on a discounted cash flow basis.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(15) Equity Investments in Joint Ventures

        The Company currently maintains equity interests in six unconsolidated joint ventures, including a 45% interest in a urology surgical facility in Maryland, a 33.6% interest in the development and management of a proton beam therapy center to be constructed in Manhattan, New York, a 50.0% interest in a radiation oncology facility in Florida, a 50.1% interest in a joint venture which owns the real estate of an administrative building in California, and two joint ventures in South America.

        The Company utilizes the equity method to account for its investments in the unconsolidated joint ventures. At December 31, 2013 and 2012, the Company's investments in the unconsolidated joint ventures were approximately $2.6 million and $0.6 million, respectively. The Company's equity in the earnings (losses) of the equity investments in joint ventures was approximately ($0.5 million), ($0.8 million), and ($1.0 million) for the years ended December 31, 2013, 2012 and 2011, respectively, which is recorded in other revenue in the accompanying consolidated statements of operations and comprehensive loss.

        The condensed financial position and results of operations of the unconsolidated joint venture entities are as follows:

	December 31,
(in thousands):	2013	2012
Total assets	$20,224	$9,849

Liabilities	7,704	684
Shareholders' equity	12,520	9,165

Total liabilities and shareholders' equity	$20,224	$9,849

	Year Ended December 31,
(in thousands):	2013	2012	2011
Revenues	$1,970	$1,767	$3,152
Expenses	2,751	5,182	7,186

Net income (loss)	$(781)	$(3,415)	$(4,034)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(15) Equity Investments in Joint Ventures (Continued)

        A summary of the changes in the equity investment in the unconsolidated joint ventures is as follows:

(in thousands):
Balance at January 1, 2011	$20,136
Capital contributions in joint venture	799
Distributions	(634)
Foreign currency transaction loss	(2)
Impairment	(2,635)
Sale of investment	(312)
Consolidation of investment	(15,674)
Purchase of investment	50
Equity interest in net loss of joint ventures	(1,036)

Balance at December 31, 2011	$692
Capital contributions in joint venture	714
Distributions	(9)
Foreign currency transaction loss	(5)
Equity interest in net loss of joint ventures	(817)

Balance at December 31, 2012	$575
Capital contributions in joint venture	992
Distributions	(171)
Foreign currency transaction loss	(12)
Purchase of investment	1,625
Equity interest in net loss of joint ventures	(454)

Balance at December 31, 2013	$2,555

(16) Commitments and Contingencies

Letters of Credit

        As of December 31, 2013, the Company maintains approximately $4.3 million in outstanding letters of credit as follows:

(in thousands):
Letter of credit to lessor of a treatment center in Florida to serve as a security for the performance of the assignees' obligations under the real estate lease	$150
Letter of credit for Company's workers' compensation insurance program	985
Letter of credit for Company's property insurance programs	500
Letter of credit to a financial institution to provide an uncommitted line of credit to three operating entities of Medical Developers LLC	2,000
Letter of credit to a lessor under a master lease relating to our treatment facilities	625

Outstanding letters of credit as of December 31, 2013	$4,260

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(16) Commitments and Contingencies (Continued)

Lease Commitments

        The Company is obligated under various operating leases for office space, medical equipment, and an aircraft lease. Total lease expense incurred under these leases was approximately $54.5 million, $45.1 million, and $38.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

        Future fixed minimum annual lease commitments are as follows at December 31, 2013:

(in thousands):	Commitments	Less: Sublease Rentals	Net Rental Commitments
2014	$54,187	$(1,227)	$52,960
2015	52,731	(1,158)	51,573
2016	50,313	(717)	49,596
2017	46,922	(717)	46,205
2018	44,143	(602)	43,541
Thereafter	303,919	(1,803)	302,116

	$552,215	$(6,224)	$545,991

        The Company leases land and space at its treatment centers under operating lease arrangements expiring in various years through 2044. The majority of the Company's leases provide for fixed rent escalation clauses, ranging from 1.0% to 6.0%, or escalation clauses tied to the Consumer Price Index. The rent expense for leases containing fixed rent escalation clauses or rent holidays is recognized by the Company on a straight-line basis over the lease term. Leasehold improvements made by a lessee are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives (generally 39 years or less) or the related lease term plus anticipated renewals when there is an economic penalty associated with nonrenewal. An economic penalty is deemed to occur when the Company forgoes an economic benefit, or suffers an economic detriment by not renewing the lease. Penalties include, but are not limited to, impairment of existing leasehold improvements, profitability, location, uniqueness of the property within its particular market, relocation costs, and risks associated with potential competitors utilizing the vacated location. Lease incentives received are recorded as accrued rent and amortized as reductions to lease expense over the lease term.

Concentrations of Credit Risk

        Financial instruments, which subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank accounts with highly rated financial institutions. These accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company grants credit, without collateral, to its patients, most of whom are local residents. Concentrations of credit risk with respect to accounts receivable relate principally to third- party payers, including managed care contracts, whose ability to pay for services rendered is dependent on their financial condition.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(16) Commitments and Contingencies (Continued)

Legal Proceedings

        The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

        On February 18, 2014, the Company was served with subpoenas from the Office of Inspector General of the Department of Health & Human Services acting with the assistance of the U.S. Attorney's Office for the Middle District of Florida who together have requested the production of medical records of patients treated by certain of the Company's physicians for the period from January 2007 to present regarding the ordering, billing and medical necessity of certain laboratory services as part of a civil False Claims Act investigation, as well as the Company's agreements with such physicians. The laboratory services under review relate to the utilization of fluorescence in situ hybridization ("FISH") laboratory tests ordered by certain of the Company's employed physicians and performed by the Company. The Company has recorded a liability of approximately $4.7 million that is included in accrued expenses and general and administrative expense in the consolidated balance sheet and statement of operations and comprehensive loss, respectively, as of December 31, 2013. The recorded estimate is based on a probability weighted analysis of the low-end of the range of the liability that considers the facts currently known by the Company, review of qualitative and quantitative factors, and an assessment of potential outcomes under different scenarios used to assess the Company's exposure which may be used to determine a potential settlement should the Company decide not to litigate. The Company's recording of a liability related to this matter is not an admission of guilt. Depending on how this matter progresses, the exposure may be less than or more than the liability recorded and the Company will continue to reassess and adjust the liability until this matter is settled. The Company's estimate of the high-end of the range of exposure is $9.4 million.

        Based on reviews performed to date, the Company does not believe that it or its physicians knowingly submitted false claims in violation of applicable Medicare statutory or regulatory requirements. The Company is cooperating fully with the subpoena requests. The Company believes it has a meritorious position and will vigorously defend any claim that may be asserted.

Acquisitions

        The Company has acquired and plans to continue acquiring businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(16) Commitments and Contingencies (Continued)

Employment Agreements

        The Company is party to employment agreements with several of its employees that provide for annual base salaries, targeted bonus levels, severance pay under certain conditions, and certain other benefits.

(17) Retirement and Deferred Compensation Plans

        The Company has a defined contribution retirement plan under Section 401(a) of the Internal Revenue Code (the Retirement Plan). The Retirement Plan allows all full-time employees after one year of service to defer a portion of their compensation on a pretax basis through contributions to the Retirement Plan. The Company provides for a discretionary match based on a percentage of the employee's annual contribution. At December 31, 2013 and 2012, the Company accrued approximately $1.1 million and $0.6 million, respectively related to the Company's approved discretionary match. No Company match was provided for in 2011.

        The Company has a non-qualified deferred compensation plan whereby certain key employees, physicians and executives may defer a portion of their compensation. Participants earn a return on their deferred compensation based on their allocation of their account balance among mutual funds. Participants are able to elect the payment of benefits on a specified date or upon retirement. Distributions are made in the form of lump sum or in installments elected by the participant. As of December 31, 2013 and 2012, liabilities of the Company to the plan participants total approximately $3.1 million and $1.5 million, respectively. Of those amounts, approximately $0.5 million and $0 million, respectively are recorded in other current liabilities and approximately $2.6 million and $1.5 million, respectively are recorded in other long-term liabilities. Investments in company-owned life insurance policies ("COLI") were made with the intention of utilizing them as a long-term funding source for the deferred compensation plan. The policies are recorded at their net cash surrender values. As of December 31, 2013 and 2012, the net cash surrender values of the COLI total approximately $3.0 million and $1.5 million respectively. Of those amounts approximately $0.5 million and $0 million, respectively are recorded in other current assets and approximately $2.5 million and $1.5 million, respectively are recorded to other noncurrent assets.

(18) Stock Option Plan and Restricted Stock Grants

2008 Equity-based incentive plans

        21CI adopted an equity-based incentive plan in February 2008 ("2008 Plan"), and authorized for issuance under the plan approximately 1,494,111 units of limited liability company interests consisting of 526,262 Class B Units and 967,849 Class C Units. The units are limited liability company interests and were available for issuance to the Company's employees. Effective as of June 11, 2012, 21CI entered into the Third Amended and Restated Limited Liability Company Agreement (the "Amended LLC Agreement"). The Amended LLC Agreement established new classes of equity units in 21CI in the form of Class Management Equity Plan ("MEP") Units, Class Executive Management Equity Plan ("EMEP") Units, Class L Units and Class G Units for issuance to employees, officers, directors and other service providers, establishes new distribution entitlements related thereto, and modifies the distribution entitlements for holders of preferred units and Class A Units of 21CI. The Amended LLC Agreement also provides that

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

any forfeited or repurchased Class EMEP Units may be reallocated by Dr. Daniel Dosoretz, in his sole discretion, for so long as he is Chief Executive Officer of the Company. The Amended LLC Agreement provided for the cancellation of 21CI's existing Class B and Class C incentive equity units.

        The Class B Units vested over approximately 48 months. Assuming continued employment of the employee with the Company, 25% vest on the first anniversary of the grant date, and the remaining 75% vest in three equal installments on the second, third, and fourth anniversaries from the grant date. The Class C Units vested annually for 34 months based on certain performance conditions and/or market conditions being met or achieved and, in all cases, assuming continued employment. For the Class C Units, the investment return conditions relate to Vestar Capital Partners V, L.P., majority owner of 21CI ("Vestar") receiving a specified multiple on their investment upon a liquidity event. The performance condition relates to the Company achieving certain operating targets, and the market condition relates to holders of Preferred Units and Class A Units receiving a specified multiple on their investment upon a liquidation event. If an employee holder's employment is terminated, 21CI may repurchase the holder's vested Class B Units and Class C Units. If the termination occurs within 12 months after the relevant measurement date, all of the Class B and Class C Units will be repurchased at the initial purchase price, or cost. If the termination occurs during the following three-year period, the Class B and Class C units may be purchased at fair market value depending on the circumstances of the holder's departure and the date of termination.

        For purposes of determining the compensation expense associated with these grants, management valued the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity. The Company then used the option pricing method to determine the fair value of these units at the time of grant using the following assumptions: a term of five years, which is based on the expected term in which the units will be realized; a risk-free interest rate of 1.96% and 0.53% for grants issued in 2010 and 2011, respectively, which is the five-year U.S. federal treasury bond rate consistent with the term assumption; and expected volatility of 50% and 55% for grants issued in 2010 and 2011, respectively, which is based on the historical data of equity instruments of comparable companies.

        The estimated fair value of the units, less an assumed forfeiture rate of 2.7%, is recognized in expense in the Company's consolidated financial statements on a straight-line basis over the requisite service periods of the awards for Class B Units. For Class B Units, the requisite service period is approximately 48 months, and for Class C Units, the requisite service period is 34 months only if probable of being met. The assumed forfeiture rate is based on an average historical forfeiture rate.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

        The summary of activity under the 2008 Plan is presented below:

2008 Plan	Class B Units Outstanding	Weighted- Average Grant Date Fair Value	Class C Units Outstanding	Weighted- Average Grant Date Fair Value
Nonvested balance at end of period
January 1, 2010	372,593	$8.14	793,771	$7.06
Units granted	16,665	10.08	43,099	8.75
Units forfeited	(124,198)	8.14	—	—

Nonvested balance at end of period
December 31, 2010	265,060	$8.26	836,870	$7.15
Units granted	41,662	5.49	107,748	4.88
Units forfeited	(20,831)	9.30	(119,720)	7.67
Units vested	(136,697)	8.04	—	—

Nonvested balance at end of period
December 31, 2011	149,194	$7.55	824,898	$6.78
Units granted	—	—	—	—
Units forfeited	—	—	—	—
Units vested	(114,813)	8.14	—	—
Units cancelled	(34,381)	5.57	(824,898)	6.78

Nonvested balance at end of period
December 31, 2012	—	—	—	—

2012 Equity-based incentive plans

        Effective as of June 11, 2012, 21CI entered into the Amended LLC Agreement. The Amended LLC Agreement established new classes of equity units (such new units, the "2012 Plan") in 21CI in the form of Class MEP Units, Class EMEP Units, Class L Units and Class G Units for issuance to employees, officers, directors and other service providers, establishes new distribution entitlements related thereto, and modifies the distribution entitlements for holders of Preferred units and Class A Units of 21CI. In addition to the Preferred Units and Class A Units of 21CI, the Amended LLC Agreement authorized for issuance under the 2012 Plan 1,100,200 units of limited liability company interests consisting of 1,000,000 Class MEP Units, 100,000 Class EMEP Units, 100 Class L Units, and 100 Class G Units. As of December 31, 2012, there were 84,542 Class MEP Units, 9,257 Class EMEP Units and 100 Class G Units available for future issuance under the 2012 Plan.

        Generally, for Class MEP units awarded, 66.6% vest upon issuance, while the remaining 33.4% vest on the 18 month anniversary of the issuance date. There are no performance conditions for the MEP units to vest. For newly hired individuals after January 1, 2012, vesting occurs at 33.3% in years one and two, and 33.4% in year three of the individual's hire date. In the event of a sale or public offering of the Company prior to termination of employment, all unvested Class MEP units would vest upon consummation of the transaction. The MEP units are eligible to receive distributions only upon a return of all capital invested in 21CI, plus the amounts to which the Class EMEP Units, are entitled to receive under the Amended LLC

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

Agreements; which effectively creates a market condition that is reflected in the value of the Class MEP units.

        Vesting of the Class EMEP units is dependent upon achievement of an implied equity value target. The right to receive proceeds from vested units is dependent upon the occurrence of a qualified sale or liquidation event. Specifically, the percentage of EMEP units that vest is based on the implied value of the Company's equity, to be measured quarterly beginning December 31, 2012. 25% of the awards will be eligible for vesting if the "implied equity value" exceeds a predetermined threshold, with 50% incremental vesting eligibility if the implied value exceeds several higher thresholds for at least two consecutive quarters. The implied equity value per the Amended LLC Agreement is a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization) as defined in the Amended LLC Agreement. As with the MEP units, the values of the EMEP units are subject to a market condition in the form of the return on investment target for Vestar's interest. The Class EMEP Units were eliminated under the Fourth Amended and Restated Limited Liability Company Agreement (the "Fourth Amended LLC Agreement") in December 2013.

Grant of Class L Units

        Dr. Dosoretz, CEO of the Company received Class L Unit awards in addition to Class MEP and Class EMEP Units. The Class L Units rank lower than the Class MEP and EMEP Units in the waterfall distribution, and will not receive distributions until and unless the performance conditions that result in vesting of the EMEP units occurs. The terms of the Class L unit award to Dr. Dosoretz do not have any service or performance conditions. The Class L units vest upon issuance, and the fair value of the units awarded was recognized upon issuance. The Company recorded approximately $1.0 million of stock-based compensation for the issuance of the Class L Units to the CEO in 2012. The Class L Units were eliminated under the Fourth Amended LLC Agreement in December 2013.

        For purposes of determining the compensation expense associated with the 2012 equity-based incentive plan grants, management valued the business enterprise using a variety of widely accepted valuation techniques, which considered a number of factors such as the financial performance of the Company, the values of comparable companies and the lack of marketability of the Company's equity. The Company then used the probability-weighted expected return method ("PWERM") to determine the fair value of these units at the time of grant. Under the PWERM, the value of the units is estimated based upon an analysis of future values for the enterprise assuming various future outcomes (exits) as well as the rights of each unit class. In developing assumptions for the various exit scenarios, management considered the Company's ability to achieve certain growth and profitability milestone in order to maximize shareholder value at the time of potential exit. Management considers an initial public offering ("IPO") of the Company's stock to be one of the exit scenarios for the current shareholders, although sale or merger/acquisition are possible future exit options as well. For the scenarios the enterprise value at exit was estimated based on a multiple of the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the fiscal year preceding the exit date. The enterprise value for the Staying Private Scenario was estimated based on a discounted cash flow analysis as well as guideline company market approach. The guideline companies were publicly-traded companies that were deemed comparable to the Company. The discount rate analysis also leveraged market data of the same guideline companies.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

        For each PWERM scenario, management estimated probability factors based on the outlook of the Company and the industry as well as prospects for potential exit at the exit date based on information known or knowable as of the grant date. The probability-weighted unit values calculated at each potential exit date was present-valued to the grant date to estimate the per-unit value. The discount rate utilized in the present value calculation was the cost of equity calculated using the Capital Asset Pricing Model ("CAPM") and based on the market data of the guideline companies as well as historical data published by Morningstar, Inc. For each PWERM scenario, the per unit values were adjusted for lack of marketability discount to conclude on unit value on a minority, non-marketable basis.

        The estimated fair value of the units, less an assumed forfeiture rate of 3.9%, is recognized in expense in the Company's consolidated financial statements over the requisite service period and in accordance with the vesting conditions of the awards for Class MEP Units. For Class MEP Units, the requisite service period is approximately 18 months, and for Class EMEP Units, the requisite service period is 36 months only if met or probable of being met. There was no stock-based compensation cost recorded in the period ended December 31, 2013 and 2012 for the Class EMEP Units. The assumed forfeiture rate is based on an average historical forfeiture rate.

        The summary of activity under the 2012 Plan is presented below:

2012 Plan	Class MEP Units Outstanding	Weighted-Average Grant Date Fair Value	Class EMEP Units Outstanding	Weighted-Average Grant Date Fair Value
Nonvested balance at end of period December 31, 2011	—	$—	—	$—
Units granted	915,458	3.32	90,743	38.94
Units forfeited	—	—	—	—
Units vested	(566,102)	3.32	—	—

Nonvested balance at end of period December 31, 2012	349,356	$3.32	90,743	$38.94
Units granted	40,909	0.26	—	—
Units forfeited	(45,546)	3.32	(14,815)	38.94
Units vested	(271,095)	3.15	—	—
Units cancelled	—	—	(75,928)	38.94

Nonvested balance at end of period December 31, 2013	73,624	$2.24	—	$—

        As of December 31, 2013, there was approximately $0.2 million of total unrecognized compensation expense related to the MEP Units. These costs are expected to be recognized over a weighted-average period of 1.90 years for MEP Units.

Grant of Preferred and Class A Units

        In addition to the 2012 equity-based incentive plans, the CFO and COO also received Preferred and Class A Unit awards, entitling them to participate in distributions in accordance with the waterfall distribution of the Amended LLC Agreement. The CFO was granted 296 units and 5,625 units, of

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

Preferred and Class A units, respectively. The COO was granted 500 units and 25,000 units, of Preferred and Class A units, respectively. The weighted- average grant date fair value of the Preferred and Class A Units were $474.96 and $4.56, respectively.

        For the CFO, 33.3% of the Preferred and Class A awards vest on January 1, 2013, with the remaining 66.7% vesting in equal amounts on January 1, 2014 and January 1, 2015. For the COO, 33.3% of the Preferred and Class A awards vest upon issuance, with the remaining 66.7% vesting in equal amounts on February 7, 2013 and February 7, 2014. As this creates a service condition, the Company will recognize compensation expense in accordance with the vesting conditions of the award over the remaining service period. Any unvested shares would vest automatically upon the occurrence of a sale or liquidation event, provided the executives remain employed by the Company at the time of the event. Vested shares are subject to forfeiture only in the event of termination for cause, or engaging in prohibited activities. The Company recorded approximately $0.3 million of stock-based compensation for the issuance of the Preferred and Class A Units to the executives.

Executive Bonus Plan

        On December 9, 2013, the Company adopted the Executive Bonus Plan to provide certain senior level employees of the Company with an opportunity to receive additional compensation based on the Equity Value, as defined in the plan and described in general terms as noted below, of 21CI. Upon the occurrence of the first company sale or initial public offering to occur following the effective date of the plan, a bonus pool was established equal in value of 5% of the Equity Value of 21CI, subject to a maximum bonus pool of $12.7 million. Each participant in the plan will participate in the bonus pool based on the participant's award percentage.

        Payments of awards under the plan generally will be made as follows:

        If the applicable liquidity event is a company sale, payment of the awards under the plan will be made within 30 days following consummation of the company sale in the same form as the proceeds received by 21CI. If the applicable liquidity event is an initial public offering, one-third of the award will be paid within 45 days following the effective date of the initial public offering, and the remaining two-thirds of the award will be payable in two equal annual installments on each of the first and second anniversaries of the effective date of the initial public offering. Payment of the award may be made in cash or stock or a combination thereof.

        For purposes of the plan, the term "Equity Value" generally refers to: (i) if the applicable liquidity event is a company sale, the aggregate fair market value of the cash and non-cash proceeds received by 21CI and its equity holders in connection with the sale of equity interests in the Company; or (ii) if the applicable liquidity event is an initial public offering, the aggregate fair market value of 100% of the common stock of the Company on the effective date of its initial public offering.

        As of December 31, 2013, there was approximately $11.0 million total unrecognized compensation expense related to the Executive Bonus Plan. The Executive Bonus Plan compensation will be recognized upon the sale of the Company or an initial public offering.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(18) Stock Option Plan and Restricted Stock Grants (Continued)

Grants under 2013 Plan

        On December 9, 2013, 21CI entered into a Fourth Amended and Restated Limited Liability Company Agreement (the "Fourth Amended LLC Agreement") which replaced the Third Amended LLC Agreement in its entirety. The Fourth Amended LLC Agreement established new classes of incentive equity units (such new units, together with Class MEP Units, as modified under the Fourth Amended LLC Agreement, the "2013 Plan") in 21CI in the form of Class M Units, Class N Units and Class O Units for issuance to employees, officers, directors and other service providers, eliminated 21CI's Class L Units and Class EMEP Units, and modified the distribution entitlements for holders of each existing class of equity units of 21CI.

        The Company recorded $0.6 million, $3.3 million, and $1.5 million of stock-based compensation expense related to all plans for the years ended December 31, 2013, 2012 and 2011, respectively, which is included in salaries and benefits in the consolidated statements of operations and comprehensive loss.

        The summary of activity under the 2013 Plan is presented below:

2013 Plan	Class M Units Outstanding	Weighted-Average Grant Date Fair Value	Class O Units Outstanding	Weighted-Average Grant Date Fair Value
Nonvested balance at end of period December 31, 2012	—	$—	—	$—
Units granted	100,000	58.37	100,000	0.47
Units forfeited	—	—	—	—
Units vested	—	—	—	—

Nonvested balance at end of period December 31, 2013	100,000	$58.37	100,000	$0.47

        As of December 31, 2013, there was approximately $4.6 million, and $46,000 of total unrecognized compensation expense related to the M Units, and O Units, respectively. The Class M Units and O Units compensation will be recognized upon the sale of the Company or an initial public offering. Under the terms of the incentive unit grant agreements governing the grants of the Class M Units and Class O Units, in the event of an initial public offering of the Company's common stock, holders have certain rights to receive shares of restricted common stock of the Company in exchange for their Class M Units and Class O Units.

Grant of Class N Units

        In December, 2013, 10 class N units were granted to an employee. 50% of the Class N Units vest upon the sale of the Company or an initial public offering. The remaining 50% is amortized over five years subsequent to an initial public offering. As of December 31, 2013, there was approximately $6,000 total unrecognized compensation expense related to the Class N Units.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(19) Related-Party Transactions

        The Company leases certain of its treatment centers and other properties from partnerships, which are majority owned by related parties. The leases are classified in the accompanying financial statements as either operating leases or as finance obligations pursuant to ASC 840, Leases. These related- party leases have expiration dates through December 31, 2028, and they provide for annual payments and executory costs, ranging from approximately $58,000 to $1.8 million. The aggregate payments the Company made to the entities owned by these related parties were approximately $18.7 million, $17.7 million, and $15.8 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

        In October 1999, the Company entered into a sublease arrangement with a partnership, which is owned by related parties to lease space to the partnership for an MRI center in Mount Kisco, New York. Sublease rentals paid by the partnership to the landlord were approximately $755,000, and $733,000, for the years ended December 31, 2012 and 2011, respectively. In December 2012, the related parties sold their interest in the partnership.

        The Company is a participating provider in an oncology network, which is partially owned by a related party. The Company provides oncology services to members of the network. Annual payments received by the Company for the services were $1,445,000, $1,273,000, and $884,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

        The Company has a wholly owned subsidiary construction company that provides remodeling and real property improvements at certain of its facilities. In addition, the construction company is frequently engaged to build and construct facilities for lease that are owned by related parties. Payments received by the Company for building and construction fees were approximately $4.6 million, $1.7 million, and $1.4 million, for the years ended December 31, 2013, 2012 and 2011, respectively. Amounts due to the Company for the construction services were approximately $0.6 million and $1.3 million at December 31, 2013 and 2012, respectively.

        The Company purchases medical malpractice insurance from an insurance company owned by a related party. The period of coverage runs from November to October. The premium payments made by the Company were approximately $4.1 million, $3.9 million, and $5.7 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

        In California, Delaware, Maryland, Massachusetts, Michigan, Nevada, New York, and North Carolina, the Company maintains administrative services agreements with professional corporations owned by related parties, who are licensed to practice medicine in such states. The Company entered into these administrative services agreements in order to comply with the laws of such states, which prohibit the Company from employing physicians. The administrative services agreements generally obligate the Company to provide treatment center facilities, staff, equipment, accounting services, billing and collection services, management and administrative personnel, assistance in managed care contracting, and assistance in marketing services. Fees paid to the Company by such professional corporations under the administrative services agreements were approximately $66.0 million, $58.8 million, and $79.7 million, for the years ended December 31, 2013, 2012 and 2011, respectively. These amounts have been eliminated in consolidation.

        On February 22, 2008, the Company entered into a management agreement with Vestar Capital Partners V, L.P. (Vestar) relating to certain advisory and consulting services for an annual fee equal to the greater of (i) $850,000 or (ii) an amount equal to 1.0% of the Company's consolidated earnings before

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(19) Related-Party Transactions (Continued)

interest, taxes, depreciation, and amortization for each fiscal year determined as set forth in the Senior Credit Facility. As part of the management agreement, the Company also paid Vestar a management fee of approximately $10.0 million for services rendered in connection with the consummation of the Merger. This management fee was allocated between goodwill, deferred financing costs, and consulting fees. As part of the management agreement, the Company agreed to indemnify Vestar and its affiliates from and against all losses, claims, damages, and liabilities arising out of the performance by Vestar of its services pursuant to the management agreement. The management agreement will terminate upon such time that Vestar and its partners and their respective affiliates hold, directly, or indirectly in the aggregate, less than 20% of the voting power of the outstanding voting stock of the Company. During the years ended December 31, 2013, 2012 and 2011, the Company incurred approximately $1.3 million, $1.2 million, and $1.6 million, respectively, of management fees and expenses under such agreement.

        In January 2009, the Company purchased from family members of a related party (i) a 33% interest in MDLLC, a joint venture which has a 57% interest in the underlying operating entities, and manages 26 radiation therapy treatment centers in South America, Central America and the Caribbean and (ii) a 19% interest in a joint venture, which operates a treatment center in Guatemala for approximately $10.4 million, subject to final determination of the purchase price based on a multiple of historical earnings before interest, taxes, and depreciation and amortization. In January 2010, the Company finalized the amount due for its 33% interest in the joint venture and paid an additional $1.9 million. On March 1, 2011, the Company purchased the remaining 67% interest in MDLLC. The Company also purchased an additional 61% interest in Clinica de Radioterapia La Asuncion S.A., resulting in an ownership interest of 80%. The Company consummated these acquisitions for a combined purchase price of approximately $82.7 million.

(20) Segment and geographic information

        The Company operates in one line of business, which is operating physician group practices. As of March 1, 2011, due to the acquisition of MDLLC and Clinica de Radioterapia La Asuncion S.A., the Company's operations were reorganized into two geographically organized groups: the U.S. Domestic includes eight operating segments and International is an operating segment which are aggregated into one U.S. Domestic and one International reporting segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Transactions between reporting segments are properly eliminated. The Company assesses performance of and makes decisions on how to allocate resources to its operating segments based on multiple factors including current and projected facility gross profit and market opportunities. Facility gross profit is defined as total revenues less cost of revenues.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(20) Segment and geographic information (Continued)

        Financial information by geographic segment is as follows (in thousands):

	Year ended December 31,
	2013	2012	2011*
Total revenues:
U.S. Domestic	$645,646	$612,780	$584,262
International	90,870	81,171	60,455

Total	$736,516	$693,951	$644,717

Facility gross profit:
U.S. Domestic	$160,461	$168,933	$191,211
International	49,471	43,456	33,660

Total	$209,932	$212,389	$224,871

Depreciation and amortization:
U.S. Domestic	$60,563	$61,055	$51,507
International	4,632	3,838	2,577

Total	$65,195	$64,893	$54,084

*
includes equity investee income prior to the MDLLC acquisition on March 1, 2011.

	December 31, 2013	December 31, 2012	December 31, 2011
Total assets:
U.S. Domestic	$993,075	$780,691	$867,448
International	135,116	141,610	131,144

Total	$1,128,191	$922,301	$998,592

Property and equipment:
U.S. Domestic	$222,475	$204,012	$223,511
International	17,896	17,038	12,900

Total	$240,371	$221,050	$236,411

Capital expenditures:*
U.S. Domestic	$38,626	$32,660	$38,897
International	5,172	5,297	2,416

Total	$43,798	$37,957	$41,313

*
includes capital lease obligations related to capital expenditures

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(20) Segment and geographic information (Continued)

	December 31, 2013	December 31, 2012	December 31, 2011
Acquisition-related goodwill and intangible assets:
U.S. Domestic	$587,895	$435,331	$505,008
International	75,143	85,572	93,932

Total	$663,038	$520,903	$598,940

        Total revenues attributable to the Company's operations in Argentina were $72.5 million, $62.0 million and $43.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Property and equipment attributable to the Company's operations in Argentina was approximately $10.0 million and $9.9 million as of December 31, 2013 and 2012, respectively.

        The reconciliation of the Company's reportable segment profit and loss is as follows (in thousands):

	Year ended December 31,
	2013	2012	2011
Facility gross profit	$209,932	$212,389	$224,871
Less:
General and administrative expenses	106,887	82,236	81,688
General and administrative salaries	89,655	78,812	68,523
General and administrative depreciation and amortization	12,444	15,298	11,702
Provision for doubtful accounts	12,146	16,916	16,117
Interest expense, net	86,747	77,494	60,656
Gain on the sale of an interest in a joint venture	(1,460)	—	—
Loss on the sale leaseback transaction	313	—	—
Early extinguishment of debt	—	4,473	—
Fair value adjustment of earn-out liability and noncontrolling interests-redeemable	130	1,219	—
Impairment loss	—	81,021	360,639
Loss on investments	—	—	250
Gain on fair value adjustment of previously held equity investment	—	—	(234)
Loss on foreign currency transactions	1,283	339	106
Loss on foreign currency derivative contracts	467	1,165	672

Loss before income taxes	$(98,680)	$(146,584)	$(375,248)

(21) Net Loss Per Share

        The Company has filed a registration statement under the Securities Act of 1933 to sell common stock. Immediately prior to the completion of this offering, the Company expects to effect a 15,965-for-1 stock split and adjust the number of shares under the Fourth Amended and Restated Limited Liability Company Agreement and the Amended and Restated Certificate of Incorporation of 21st Century Oncology Holdings, Inc.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(21) Net Loss Per Share (Continued)

Weighted average shares outstanding are as follows:

	Year ended December 31,
	2013	2012	2011
Basic	16,381,612	16,364,291	16,299,774

Diluted	16,381,612	16,364,291	16,299,774

        The following table reflects the potentially dilutive securities after the expected effect of the 15,965-for-1 stock split that were excluded from the calculation of diluted earnings per common share during the periods presented as the effect was anti-dilutive:

	Year ended December 31,
	2013	2012	2011
Class M units and executive bonus plan	820,609	—	—
IPO grants	1,707,855	—	—
Class N units	10	—	—
Class MEP units	73,624	349,356	—

Total	3,247,878	349,356	—

(22) Unaudited Quarterly Financial Information

        The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein.

	2013
(in thousands):	December 31,	September 30,	June 30,	March 31,
Total revenues	$203,390	$181,040	$178,109	$173,977
Net loss	(14,324)	(25,062)	(19,485)	(19,377)
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	(14,925)	(25,409)	(20,139)	(19,741)

	2012
(in thousands):	December 31,	September 30,	June 30,	March 31,
Total revenues	$168,736	$167,516	$180,254	$177,445
Net loss	(33,222)	(90,543)	(18,968)	(8,396)
Net loss attributable to 21st Century Oncology Holdings, Inc. shareholder	(33,070)	(91,385)	(20,204)	(9,549)

(23) Supplemental Consolidating Financial Information

        21C's payment obligations under the senior secured credit facility, senior secured second lien notes, and senior subordinated notes are guaranteed by Parent, which owns 100% of 21C and certain domestic

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

subsidiaries of 21C, all of which are, directly or indirectly, 100% owned by 21C (the "Subsidiary Guarantors" and, collectively with Parent, the "Guarantors"). Such guarantees are full, unconditional and joint and several. The consolidated joint ventures, foreign subsidiaries and professional corporations of the Company are non-guarantors. The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and comprehensive income (loss), and statements of cash flows information for Parent, 21C, the Subsidiary Guarantors and the non-guarantor subsidiaries. The supplemental financial information reflects the investment of Parent and 21C and subsidiary guarantors using the equity method of accounting.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$161	$122	$9,084	$8,095	$—	$17,462
Restricted cash	—	2	3,766	—	—	3,768
Accounts receivable, net	—	5	67,752	49,287	—	117,044
Intercompany receivables	2,762	—	105,468	—	$(108,230)	—
Prepaid expenses	—	127	6,665	785	—	7,577
Inventories	—	—	3,622	771	—	4,393
Deferred income taxes	(118)	(4,909)	5,027	375	—	375
Other	1,323	21	11,137	53	—	12,534

Total current assets	4,128	(4,632)	212,521	59,366	(108,230)	163,153
Equity investments in subsidiaries	(99,011)	823,941	97,672	42	(820,089)	2,555
Property and equipment, net	—	—	203,378	36,993	—	240,371
Real estate subject to finance obligation	—	—	19,239	—	—	19,239
Goodwill	—	—	506,791	71,222	—	578,013
Intangible assets, net	—	—	66,140	18,885	—	85,025
Other assets	—	18,096	15,634	6,105	—	39,835
Intercompany note receivable	—	3,850	774	—	(4,624)	—

Total assets	$(94,883)	$841,255	$1,122,149	$192,613	$(932,943)	$1,128,191

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$569	$595	$49,234	$7,215	$—	$57,613
Intercompany payables	—	85,356	—	22,874	$(108,230)	—
Accrued expenses	—	11,702	42,198	10,121	—	64,021
Income taxes payable	(1,243)	2,794	(411)	1,232	—	2,372
Current portion of long-term debt	—	—	14,048	3,488	—	17,536
Current portion of finance obligation	—	—	317	—	—	317
Other current liabilities	—	—	10,908	1,329	—	12,237

Total current liabilities	(674)	100,447	116,294	46,259	(108,230)	154,096
Long-term debt, less current portion	—	864,582	108,540	1,008	—	974,130
Finance obligation, less current portion	—	—	20,333	—	—	20,333
Other long-term liabilities	—	—	32,250	6,203	—	38,453
Deferred income taxes	(458)	(24,763)	27,820	1,899	—	4,498
Intercompany note payable	—	—	—	4,624	(4,624)	—

Total liabilities	(1,132)	940,266	305,237	59,993	(112,854)	1,191,510
Noncontrolling interests—redeemable	—	—	—	—	15,899	15,899
Total 21st Century Oncology Holdings, Inc. shareholder's (deficit) equity	(93,751)	(99,011)	816,912	132,620	(850,521)	(93,751)
Noncontrolling interests—nonredeemable	—	—	—	—	14,533	14,533

Total (deficit) equity	(93,751)	(99,011)	816,912	132,620	(835,988)	(79,218)

Total liabilities and (deficit) equity	$(94,883)	$841,255	$1,122,149	$192,613	$(932,943)	$1,128,191

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF
OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Net patient service revenue	$—	$—	$464,074	$251,925	$—	$715,999
Management fees	—	—	10,920	219	—	11,139
Other revenue	—	9	9,546	277	—	9,832
(Loss) income from equity investment	(96,148)	(23,577)	(12,530)	6	131,795	(454)
Intercompany revenue	—	863	78,019	—	(78,882)	—

Total revenues	(91,448)	(22,705)	550,029	252,427	52,913	736,516
Expenses:
Salaries and benefits	597	—	311,615	97,140	—	409,352
Medical supplies	—	—	52,815	11,825	—	64,640
Facility rent expenses	—	—	37,977	7,588	—	45,565
Other operating expenses	—	—	31,616	14,013	—	45,629
General and administrative expenses	1	1,600	87,403	17,883	—	106,887
Depreciation and amortization	—	—	56,658	8,537	—	65,195
Provision for doubtful accounts	—	—	8,322	3,824	—	12,146
Interest expense, net	—	81,059	4,806	882	—	86,747
Electronic health records incentive income	—	—	(1,629)	(69)	—	(1,698)
Gain on the sale of an interest in a joint venture	—	—	(1,460)	—	—	(1,460)
Loss on sale leaseback transaction	—	—	313	—	—	313
Fair value adjustment of earn-out liability	—	—	130	—	—	130
Foreign currency transaction loss	—	—	—	1,283	—	1,283
Loss on foreign currency derivative contracts	—	467	—	—	—	467
Intercompany expenses	—	—	1	78,881	(78,882)	—

Total expenses	598	83,126	588,567	241,787	(78,882)	835,196

(Loss) income before income taxes	(96,746)	(105,831)	(38,538)	10,640	131,795	(98,680)
Income tax (benefit) expense	(1,603)	(9,683)	(15,332)	6,186	—	(20,432)

Net (loss) income	(95,143)	(96,148)	(23,206)	4,454	131,795	(78,248)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	—	—	—	—	(1,966)	(1,966)

Net (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	(95,143)	(96,148)	(23,206)	4,454	129,829	(80,214)
Other comprehensive loss:	—	—	—	(16,242)	—	(16,242)

Comprehensive (loss) income	(95,143)	(96,148)	(23,206)	(11,788)	131,795	(94,490)

Comprehensive income attributable to noncontrolling interests—redeemable and non-redeemable:	—	—	—	—	(653)	(653)

Comprehensive loss attributable to 21st Century Oncology Holdings, Inc. shareholder	$(95,143)	$(96,148)	$(23,206)	$(11,788)	$131,142	$(95,143)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(95,143)	$(96,148)	$(23,206)	$4,454	$131,795	$(78,248)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	—	48,459	6,971	—	55,430
Amortization	—	—	8,199	1,566	—	9,765
Deferred rent expense	—	—	676	297	—	973
Deferred income taxes	(252)	(9,901)	(16,696)	(1,059)	—	(27,908)
Stock-based compensation	597	—	—	—	—	597
Provision for doubtful accounts	—	—	8,322	3,824	—	12,146
Loss on sale leaseback transaction	—	—	313	—	—	313
Loss on the sale of property and equipment	—	—	277	59	—	336
Gain on the sale of an interest in a joint venture	—	—	(1,460)	—	—	(1,460)
Loss on fair value adjustment of noncontrolling interests—redeemable	—	—	—	—	—	—
Loss on foreign currency transactions	—	—	—	143	—	143
Loss on foreign currency derivative contracts	—	467	—	—	—	467
Amortization of debt discount	—	1,116	75	—	—	1,191
Amortization of loan costs	—	5,595	—	—	—	5,595
Equity interest in net loss (earnings) of joint ventures	96,148	23,577	12,530	(6)	(131,795)	454
Distribution received from unconsolidated joint ventures	—	—	21			21
Changes in operating assets and liabilities:
Accounts receivable and other current assets	—	(5)	(17,339)	(25,226)	—	(42,570)
Income taxes payable	30	1,247	(1,673)	416	—	20
Inventories	—	—	(210)	108	—	(102)
Prepaid expenses	—	(37)	3,462	119	—	3,544
Intercompany payable / receivable	(633)	(4,840)	(3,047)	8,520	—	—
Accounts payable and other current liabilities	(754)	223	24,007	5,897	—	29,373
Accrued deferred compensation	—	—	1,108	236	—	1,344
Accrued expenses / other current liabilities	—	(377)	13,434	3,942	—	16,999

Net cash (used in) provided by operating activities	(7)	(79,083)	57,252	10,261	—	(11,577)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED DECEMBER 31, 2013
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from investing activities
Purchases of property and equipment	—	—	(34,223)	(6,521)	—	(40,744)
Acquisition of medical practices	—	(45,500)	(20,857)	(2,302)	—	(68,659)
Purchase of noncontrolling interest—non-redeemable	—	—	—	—	—	—
Restricted cash associated with medical practice acquisitions	—	(2)	(3,766)	—	—	(3,768)
Proceeds from the sale of property and equipment	—	—	78	—	—	78
Loans to employees	—	—	(211)	(1)	—	(212)
Purchase of joint venture interests	—	(1,509)	—	—	—	(1,509)
Intercompany notes to / from affiliates	—	(2,100)	(542)	2,642	—	—
Contribution of capital to joint venture entities	—	(992)	(935)	—	935	(992)
Distributions received from joint venture entities	—	712	2,023	—	(2,735)	—
Proceeds from the sale of equity interest in a joint venture	—	—	1,460	—	—	1,460
Payment of foreign currency derivative contracts	—	(171)	—	—	—	(171)
Premiums on life insurance policies	—	—	(997)	(237)	—	(1,234)
Change in other assets and other liabilities	—	(248)	(1,988)	24	—	(2,212)

Net cash used in by investing activities	—	(49,810)	(59,958)	(6,395)	(1,800)	(117,963)
Cash flows from financing activities
Proceeds from issuance of debt	—	284,750	16,675	4,638	—	306,063
Principal repayments of debt	—	(154,500)	(11,248)	(5,684)	—	(171,432)
Repayments of finance obligation	—	—	(182)	—	—	(182)
Proceeds from equity contribution	—	—	—	1,700	(1,700)	—
Proceeds from noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	765	765
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	(2,211)	(2,211)
Payments of loan costs	—	(1,359)	—	—	—	(1,359)
Cash distributions to shareholders	—	—	—	(4,946)	4,946	—

Net cash (used in) provided by financing activities	—	128,891	5,245	(4,292)	1,800	131,644

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(52)	—	(52)
Net (decrease) increase in cash and cash equivalents	(7)	(2)	2,539	(478)	—	2,052
Cash and cash equivalents, beginning of period	168	124	6,545	8,573	—	15,410

Cash and cash equivalents, end of period	$161	$122	$9,084	$8,095	$—	$17,462

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2012
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$168	$124	$6,545	$8,573	$—	$15,410
Accounts receivable, net	—	—	47,231	39,638	—	86,869
Intercompany receivables	1,425	—	101,763	—	(103,188)	—
Prepaid expenses	—	90	5,320	633	—	6,043
Inventories	—	—	3,241	656	—	3,897
Deferred income taxes	(68)	(2,697)	3,017	288	—	540
Other	—	319	7,065	45	—	7,429

Total current assets	1,525	(2,164)	174,182	49,833	(103,188)	120,188
Equity investments in subsidiaries	(534)	802,705	102,230	49	(903,875)	575
Property and equipment, net	—	—	186,084	34,966	—	221,050
Real estate subject to finance obligation	—	—	16,204	—	—	16,204
Goodwill	—	—	413,984	71,875	—	485,859
Intangible assets, net	—	—	15,555	19,489	—	35,044
Other assets	—	22,082	13,236	8,063	—	43,381
Intercompany note receivable	—	1,750	232	—	(1,982)	—

Total assets	$991	$824,373	$921,707	$184,275	$(1,009,045)	$922,301

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$372	$20,690	$6,476	$—	$27,538
Intercompany payables	—	92,937	—	10,251	(103,188)	—
Accrued expenses	—	12,079	26,017	8,305	—	46,401
Income taxes payable	$(1,273)	1,547	1,262	1,415	—	2,951
Current portion of long-term debt	—	—	6,424	4,641	—	11,065
Current portion of finance obligation	—	—	287	—	—	287
Other current liabilities	—	—	3,940	3,744	—	7,684

Total current liabilities	(1,273)	106,935	58,620	34,832	(103,188)	95,926
Long-term debt, less current portion	—	730,538	19,561	1,204	—	751,303
Finance obligation, less current portion	—	—	16,905	—	—	16,905
Other long-term liabilities	—	—	16,272	5,858	—	22,130
Deferred income taxes	(156)	(12,566)	15,726	3,198	—	6,202
Intercompany note payable	—	—	—	1,982	(1,982)	—

Total liabilities	(1,429)	824,907	127,084	47,074	(105,170)	892,466
Noncontrolling interests—redeemable	—	—	—	—	11,368	11,368
Total 21st Century Oncology Holdings, Inc. shareholder's equity (deficit)	2,420	(534)	794,623	137,201	(931,290)	2,420
Noncontrolling interests—nonredeemable	—	—	—	—	16,047	16,047

Total equity	2,420	(534)	794,623	137,201	(915,243)	18,467

Total liabilities and equity	$991	$824,373	$921,707	$184,275	$(1,009,045)	$922,301

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2012
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Net patient service revenue	$—	$—	$447,178	$239,038	$—	$686,216
Other revenue	—	—	8,883	(331)	—	8,552
(Loss) income from equity investment	(149,911)	(57,470)	(3,257)	13	209,808	(817)
Intercompany revenue	—	756	73,980	—	(74,736)	—

Total revenues	(149,911)	(56,714)	526,784	238,720	135,072	693,951
Expenses:
Salaries and benefits	3,257	—	278,247	91,152	—	372,656
Medical supplies	—	—	49,365	12,224	—	61,589
Facility rent expenses	—	—	33,541	6,261	—	39,802
Other operating expenses	—	—	26,264	12,724	—	38,988
General and administrative expenses	1	1,529	66,485	14,221	—	82,236
Depreciation and amortization	—	3,711	53,491	7,691	—	64,893
Provision for doubtful accounts	—	—	11,545	5,371	—	16,916
Interest expense, net	(2)	73,964	2,661	871	—	77,494
Electronic health records incentive income	—	—	(2,256)	—	—	(2,256)
Early extinguishment of debt	—	4,473	—	—	—	4,473
Fair value adjustment of earn-out liability and noncontrolling interests—redeemable	—	—	—	1,219	—	1,219
Impairment loss	—	—	81,021	—	—	81,021
Foreign currency transaction loss	—	—	—	339	—	339
Loss on foreign currency derivative contracts	—	1,165	—	—	—	1,165
Intercompany expenses	—	—	—	74,736	(74,736)	—

Total expenses	3,256	84,842	600,364	226,809	(74,736)	840,535

(Loss) income before income taxes	(153,167)	(141,556)	(73,580)	11,911	209,808	(146,584)
Income tax (benefit) expense	8,573	8,022	(16,047)	3,997	—	4,545

Net (loss) income	(161,740)	(149,578)	(57,533)	7,914	209,808	(151,129)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	—	—	—	—	(3,079)	(3,079)

Net (loss) income attributable to 21st Oncology Holdings, Inc. shareholder	(161,740)	(149,578)	(57,533)	7,914	206,729	(154,208)
Other comprehensive loss:	—	(333)	—	(7,882)	—	(8,215)

Comprehensive (loss) income	(161,740)	(149,911)	(57,533)	32	209,808	(159,344)

Comprehensive income attributable to noncontrolling interests—redeemable and non-redeemable:	—	—	—	—	(2,396)	(2,396)

Comprehensive (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	$(161,740)	$(149,911)	$(57,533)	$32	$207,412	$(161,740)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(161,740)	$(149,578)	$(57,533)	$7,914	$209,808	$(151,129)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	—	46,835	6,217	—	53,052
Amortization	—	3,711	6,656	1,474	—	11,841
Deferred rent expense	—	—	993	241	—	1,234
Deferred income taxes	3,759	157	(3,919)	(2,020)	—	(2,023)
Stockbased compensation	3,257	—	—	—	—	3,257
Provision for doubtful accounts	—	—	11,545	5,371	—	16,916
Loss on the sale of property and equipment	—	—	361	387	—	748
Amortization of termination of interest rate swap	—	958	—	—	—	958
Write-off of loan costs	—	525	—	—	—	525
Early extinguishment of debt	—	4,473	—	—	—	4,473
Termination of derivative interest rate swap agreements	—	(972)	—	—	—	(972)
Loss on fair value adjustment of noncontrolling interests—redeemable	—	—	—	175	—	175
Impairment loss	—	—	80,875	146	—	81,021
Loss on foreign currency transactions	—	—	—	33	—	33
Loss on foreign currency derivative contracts	—	1,165	—	—	—	1,165
Amortization of debt discount	—	798	—	—	—	798
Amortization of loan costs	—	5,434	—	—	—	5,434
Equity interest in net loss (earnings) of joint ventures	149,911	57,470	3,257	(13)	(209,808)	817
Distribution received from unconsolidated joint ventures	—	—	9	—	—	9
Changes in operating assets and liabilities:
Accounts receivable and other current assets	4	—	(17,306)	(4,276)	—	(21,578)
Income taxes payable	(1,147)	(6)	(1,066)	98	—	(2,121)
Inventories	—	—	954	(315)	—	639
Prepaid expenses	—	(38)	3,102	198	—	3,262
Intercompany payable / receivable	5,868	7,259	(8,835)	(5,656)	1,364	—
Accounts payable and other current liabilities	—	(237)	(1,369)	1,605	—	(1)
Accrued deferred compensation	—	—	1,160	179	—	1,339
Accrued expenses / other current liabilities	—	4,277	(2,065)	4,046	—	6,258

Net cash (used in) provided by operating activities	(88)	(64,604)	63,654	15,804	1,364	16,130
Cash flows from investing activities
Purchases of property and equipment	—	—	(23,651)	(7,025)	—	(30,676)
Acquisition of medical practices	—	—	(25,812)	(50)	—	(25,862)
Proceeds from the sale of property and equipment	—	—	2,987	—	—	2,987
Loans to employees	—	—	(68)	—	—	(68)
Purchase of joint venture interests	—	—	—	—	(1,364)	(1,364)
Intercompany notes to / from affiliates	—	(1,750)	(232)	1,982	—	—
Contribution of capital to joint venture entities	—	(489)	(225)	—	—	(714)
Distributions received from joint venture entities	—	1,539	4,979	—	(6,518)	—
Payment of foreign currency derivative contracts	—	(670)	—	—	—	(670)
Premiums on life insurance policies	—	—	(1,099)	(214)	—	(1,313)
Change in other assets and other liabilities	—	11	272	87	—	370

Net cash (used in) provided by investing activities	—	(1,359)	(42,849)	(5,220)	(7,882)	(57,310)
Cash flows from financing activities
Proceeds from issuance of debt	—	445,845	267	2,051	—	448,163
Principal repayments of debt	—	(365,360)	(15,151)	(2,833)	—	(383,344)
Repayments of finance obligation	—	—	(109)	—	—	(109)
Payments of notes receivable from shareholder	72	—	—	—	—	72
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	(3,920)	(3,920)
Payment of loan costs	—	(14,437)	—	—	—	(14,437)
Cash distributions to shareholders	—	—	—	(10,438)	10,438	—

Net cash provided by (used in) financing activities	72	66,048	(14,993)	(11,220)	6,518	46,425

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(12)	—	(12)
Net (decrease) increase in cash and cash equivalents	(16)	85	5,812	(648)	—	5,233
Cash and cash equivalents, beginning of period	184	39	733	9,221	—	10,177

Cash and cash equivalents, end of period	$168	$124	$6,545	$8,573	$—	$15,410

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2011
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Revenues:
Net patient service revenue	$—	$—	$435,258	$203,432	$—	$638,690
Other revenue	—	1	6,574	488	—	7,063
(Loss) income from equity investment	(363,552)	(342,738)	2,633	(6)	702,627	(1,036)
Intercompany revenue	—	742	80,897	2	(81,641)	—

Total revenues	(363,552)	(341,995)	525,362	203,916	620,986	644,717
Expenses:
Salaries and benefits	1,461	—	263,483	61,838	—	326,782
Medical supplies	—	—	46,590	5,248	—	51,838
Facility rent expenses	—	—	28,902	4,473	—	33,375
Other operating expenses	—	—	23,768	10,224	—	33,992
General and administrative expenses	6	1,929	68,500	11,253	—	81,688
Depreciation and amortization	—	928	46,764	6,392	—	54,084
Provision for doubtful accounts	—	—	11,276	4,841	—	16,117
Interest expense, net	(6)	58,433	2,482	(253)	—	60,656
Impairment loss	—	—	359,857	782	—	360,639
Loss (gain) on investments	—	—	251	(1)	—	250
Gain on fair value adjustment of previously held equity investment	—	—	(234)	—	—	(234)
Foreign currency transaction loss	—	—	—	106	—	106
Loss on foreign currency derivative contracts	—	672	—	—	—	672
Intercompany expenses	—	—	2	81,639	(81,641)	—

Total expenses	1,461	61,962	851,641	186,542	(81,641)	1,019,965

(Loss) income before income taxes	(365,013)	(403,957)	(326,279)	17,374	702,627	(375,248)
Income tax (benefit) expense	(9,735)	(37,977)	16,547	5,800	—	(25,365)

Net (loss) income	(355,278)	(365,980)	(342,826)	11,574	702,627	(349,883)
Net income attributable to noncontrolling interests—redeemable and non-redeemable	—	—	—	—	(3,558)	(3,558)

Net (loss) income attributable to 21st Oncology Holdings, Inc. shareholder	(355,278)	(365,980)	(342,826)	11,574	699,069	(353,441)
Other comprehensive income (loss):	—	2,428	—	(4,909)	—	(2,481)

Comprehensive (loss) income	(355,278)	(363,552)	(342,826)	6,665	702,627	(352,364)

Comprehensive income attributable to noncontrolling interests—redeemable and non-redeemable:	—	—	—	—	(2,914)	(2,914)

Comprehensive (loss) income attributable to 21st Century Oncology Holdings, Inc. shareholder	$(355,278)	$(363,552)	$(342,826)	$6,665	$699,713	$(355,278)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net (loss) income	$(355,278)	$(365,980)	$(342,826)	$11,574	$702,627	$(349,883)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	—	—	40,822	5,150	—	45,972
Amortization	—	928	5,942	1,242	—	8,112
Deferred rent expense	—	—	1,069	202	—	1,271
Deferred income taxes	(2,141)	(38,285)	11,220	403	425	(28,378)
Stock-based compensation	1,461	—	—	—	—	1,461
Provision for doubtful accounts	—	—	11,276	4,841	—	16,117
Loss on the sale of property and equipment	—	—	235	—	—	235
Termination of derivative interest rate swap agreements	—	(1,880)	—	—	—	(1,880)
Impairment loss	—	—	359,857	782	—	360,639
Loss on investments	—	—	251	(1)	—	250
Gain on fair value adjustment of previously held equity investment	—	—	(234)	—	—	(234)
Loss on foreign currency transactions	—	—	—	98	—	98
Loss on foreign currency derivative contracts	—	672	—	—	—	672
Amortization of debt discount	—	847	—	—	—	847
Amortization of loan costs	—	4,524	—	—	—	4,524
Equity interest in net loss (earnings) of joint ventures	363,552	342,738	(2,633)	6	(702,627)	1,036
Distribution received from unconsolidated joint ventures	—	—	52	—	—	52
Changes in operating assets and liabilities:
Accounts receivable and other current assets	—	—	(11,807)	(8,973)	—	(20,780)
Income taxes payable	(568)	5,533	(7,076)	(1,684)	(598)	(4,393)
Inventories	—	—	(1,522)	(100)	—	(1,622)
Prepaid expenses	—	(7)	2,536	310	—	2,839
Intercompany payable / receivable	(7,177)	61,149	(56,738)	2,593	173	—
Accounts payable	—	(15)	4,338	(1,515)	—	2,808
Accrued expenses	—	1,424	2,432	1,145	—	5,001

Net cash (used in) provided by operating activities	(151)	11,648	17,194	16,073	—	44,764
Cash flows from investing activities
Purchases of property and equipment	—	—	(30,733)	(5,879)	—	(36,612)
Acquisition of medical practices	—	—	(63,843)	3,957	—	(59,886)
Proceeds from the sale of property and equipment	—	—	6	—	—	6
Repayments from (loans to) employees	—	—	346	(8)	—	338
Intercompany notes to / from affiliates	—	—	—	—	—	—
Contribution of capital to joint venture entities	—	(57,647)	(299)	—	57,147	(799)
Distributions received from joint venture entities	—	1,379	6,442	—	(7,240)	581
Proceeds from sale of equity interest in a joint venture	—	—	4,432	—	(4,120)	312
Proceeds from sale of investments	—	—	1,035	—	—	1,035
Purchase of investments	—	—	—	(79)	—	(79)
Payment of foreign currency derivative contracts	—	(1,486)	—	—	—	(1,486)
Change in other assets and other liabilities	3	(1)	(233)	39	—	(192)

Net cash (used in) provided by investing activities	$3	$(57,755)	$(82,847)	$(1,970)	$45,787	$(96,782)

21ST CENTURY ONCOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 and 2011

(23) Supplemental Consolidating Financial Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED DECEMBER 31, 2011
(in thousands)

	Parent	21C	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from financing activities
Proceeds from issuance of debt	$—	$97,375	$11,408	$2,422	$—	$111,205
Principal repayments of debt	—	(46,500)	(10,711)	(566)	—	(57,777)
Repayments of finance obligation	—	—	(95)	—	—	(95)
Proceeds from equity contributions	3	—	57,147	—	(57,147)	3
Payments of notes receivable from shareholder	50	—	—	—	—	50
Proceeds from issuance of noncontrolling interest	—	—	—	—	4,120	4,120
Cash distributions to noncontrolling interest holders—redeemable and non-redeemable	—	—	—	—	(4,428)	(4,428)
Consolidation of noncontrolling interest	—	—	—	(33)	—	(33)
Payment of loan costs	—	(4,809)	—	—	—	(4,809)
Cash distributions to shareholders	—	—	—	(11,668)	11,668	—

Net cash provided by (used in) financing activities	53	46,066	57,749	(9,845)	(45,787)	48,236

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(18)	—	(18)
Net (decrease) increase in cash and cash equivalents	(95)	(41)	(7,904)	4,240	—	(3,800)
Cash and cash equivalents, beginning of period	279	80	8,637	4,981	—	13,977

Cash and cash equivalents, end of period	$184	$39	$733	$9,221	$—	$10,177

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Medical Developers, LLC

        We have audited the combined special-purpose balance sheet of Vidt Centro Médico S.A., Ceditrin—Centro de Diagnóstico y Tratamiento S.A., CITO Centro de Interconsulta y Tratamiento Oncológico S.A., Instituto Médico Dean Funes S.A., Centro de Oncología y Radioterapia de Mar del Plata S.A., Centro de Radioterapia Siglo XXI S.A., Centro de Radiaciones de la Costa S.A., Instituto Privado de Radioterapia Cuyo S.A., Centro de Radioterapia San Juan S.A., Instituto de Radiaciones Salta S.A., Centro Médico de Radioterapia Irazú S.A., Clínica de Radioterapia de Occidente S.A. de C.V., Centro de Radioterapia y Oncología Integral S.A., Centro de Radioterapia del Cibao S.A., Servicios y Soluciones Médicas S.A., Clínica de Radioterapia La Asunción S.A., Centro de Radioterapia Los Mangales S.A., Terapia Radiante S.A., Centro Oncológico de las Sierras S.A., Emprendimientos Médicos y Tecnológicos S.A., Centro de Diagnóstico y Tratamiento S.A. and EMTRO S.A., altogether entities under common control of Medical Developers, LLC (the "Company") and referred to as the "Operating Entities", as of December 31, 2011, and the related combined special-purpose statements of comprehensive income, changes in equity, and cash flows for the ten-month period from March 1, through December 31, 2011. These combined special-purpose financial statements, none of which are included herein, are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined special-purpose financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined special-purpose financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined special-purpose financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined special-purpose financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, such combined special-purpose financial statements present fairly, in all material respects, the financial position of the Operating Entities at December 31, 2011, and the combined results of their operations and their cash flows for the ten-month period from March 1, through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires City, Argentina
Deloitte & Co. S.R.L.

March 22, 2012

/s/ DANIEL VARDE Daniel Varde (Partner)

        Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of OnCure Holdings, Inc.

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of OnCure Holdings, Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OnCure Holdings, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

OnCure Holdings, Inc. and Subsidiaries' Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Denver Colorado
March 29, 2013

OnCure Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Amounts)

	December 31,
	2012	2011
Assets
Current assets:
Cash	$6,380	$6,988
Accounts receivable, less allowances of $1,931 and $1,955, respectively	16,389	18,812
Deferred income taxes	982	1,391
Prepaid expenses	2,917	2,477
Other current assets	605	991

Total current assets	27,273	30,659
Property and equipment, net	27,371	31,117
Goodwill	81,353	174,353
Management service agreements, net	27,395	45,295
Other assets, net	9,454	12,055

Total assets	$172,846	$293,479
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,220	$1,709
Accrued expenses	7,256	6,436
Accrued interest	3,096	3,084
Current portion of debt	7,357	292
Current portion of obligations under capital leases	1,288	1,341
Other current liabilities	311	446

Total current liabilities	21,528	13,308
Long-term debt, net of unamortized discount of $2,617 and $3,049, respectively, less current portion	208,250	206,951
Capital leases, less current portion	858	2,146
Other long-term liabilities	2,575	2,403
Deferred income tax liabilities	1,673	12,608

Total liabilities	234,884	237,416
Stockholders' equity:
OnCure Holdings, Inc. stockholder's equity:Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized, 26,317,675 shares issued and outstanding	26	26
Additional paid-in capital	96,815	96,299
Accumulated deficit	(161,229)	(42,668)

Total OnCure Holdings, Inc. stockholders' equity	(64,388)	53,657
Noncontrolling interest	2,350	2,406

Total stockholders' equity	(62,038)	56,063

Total liabilities and stockholders' equity	$172,846	$293,479

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31,
	2012	2011	2010
Net revenue	$93,927	$100,739	$97,334
Cost of operations:
Salaries and benefits	31,973	32,229	34,686
Depreciation and amortization	15,451	17,445	18,365
Impairment loss	104,757	—	—
General and administrative expenses	40,026	38,887	35,082

Total operating expenses	192,207	88,561	88,133

(Loss) income from operations	(98,280)	12,178	9,201
Other income (expense):
Interest expense	(27,039)	(26,816)	(22,908)
Debt extinguishment costs	(1,098)	—	(2,932)
Loss on interest rate swap	—	—	(267)
Equity interest in net earnings of joint ventures	373	340	436
Impairment loss on equity interest of joint venture	(2,741)	(160)	—
Interest income and other (expense), net	(59)	(491)	(920)

Total other expense	(30,564)	(27,127)	(26,591)

Loss from continuing operations before income taxes	(128,844)	(14,949)	(17,390)
Income tax benefit	10,526	4,637	6,969

Loss from continuing operations	(118,318)	(10,312)	(10,421)
Discontinued operations, net of tax:
Impairment loss from discontinued operations	—	—	(275)

Consolidated net loss	(118,318)	(10,312)	(10,696)
Less: Net income attributable to noncontrolling interest	243	1	—

Net loss attributable to OnCure Holdings, Inc.	$(118,561)	$(10,313)	$(10,696)

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(In Thousands, Except Share Amounts)

	Preferred Stock		Common Stock					Total Stock- holders' Equity
					Additional Paid-In Capital	Accumulated Deficit	Non- controlling Interest
	Shares	Amount	Shares	Amount
Balance at January 1, 2010	—	$—	26,317,675	$26	$95,735	$(21,659)	$—	$74,102
Stock-based compensation	—	—	—	—	588	—	—	588
Net loss	—	—	—	—	—	(10,696)	—	(10,696)

Balance at December 31, 2010	—	—	26,317,675	26	96,323	(32,355)	—	63,994
Stock-based compensation	—	—	—	—	381	—	—	381
Sale of subsidiary shares to noncontrolling interest	—	—	—	—	(405)	—	2,405	2,000
Net (loss) income	—	—	—	—	—	(10,313)	1	(10,312)

Balance at December 31, 2011	—	—	26,317,675	26	96,299	(42,668)	2,406	56,063
Stock-based compensation	—	—	—	—	516	—	—	516
Distributions paid to noncontrolling interest	—	—	—	—	—	—	(299)	(299)
Net (loss) income	—	—	—	—	—	(118,561)	243	(118,318)

Balance at December 31, 2012	—	$—	26,317,675	$26	$96,815	$(161,229)	$2,350	$(62,038)

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2012	2011	2010
Operating activities
Net loss	$(118,318)	$(10,312)	$(10,696)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity interest in net earnings of joint ventures	(373)	(340)	(436)
Depreciation	9,366	10,889	11,609
Amortization	6,085	6,556	6,756
Amortization of loan fees and deferred interest expense	1,775	1,523	1,442
Debt extinguishment costs	1,098	—	2,932
Impairment losses	107,498	160	—
Impairment loss from discontinued operations	—	—	275
Deferred income tax benefit	(10,526)	(4,637)	(6,981)
Stock-based compensation	516	381	588
Provision for bad debts	2,394	2,573	2,423
Other, net	429	947	734
Changes in operating assets and liabilities:
Accounts receivable	29	(4,112)	1,456
Prepaid expenses and other current assets	325	2,367	340
Accounts payable and accrued expenses	1,343	(834)	2,208
Other liabilities	(392)	143	(2,576)

Net cash provided by operating activities	1,249	5,304	10,074
Investing activities
Purchases of property and equipment	(3,105)	(5,141)	(8,038)
Distribution received from unconsolidated joint ventures	362	290	720
Investment in unconsolidated joint ventures	(900)	(392)	—

Net cash used in investing activities	(3,643)	(5,243)	(7,318)
Financing activities
Proceeds from issuance of debt	—	—	206,348
Principal repayments of debt	(1,037)	(392)	(196,773)
Payment of debt issuance costs	(1,537)	(118)	(8,963)
Principal repayments of capital leases	(1,341)	(1,610)	(1,686)
Draw on Credit Agreement	6,000	—	—
Distribution to noncontrolling interest	(299)	—	—
Proceeds from sale of noncontrolling interest	—	2,000	—

Net cash provided by (used in) financing activities	1,786	(120)	(1,074)

Net (decrease) increase in cash	(608)	(59)	1,682
Cash, beginning of year	6,988	7,047	5,365

Cash, end of year	$6,380	$6,988	$7,047

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$25,329	$25,268	$18,989
Income taxes, net	8	8	246
Supplemental disclosure of noncash transactions
Fixed assets purchased through notes payable	2,590	—	—

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012

1. Organization and Business Summary

        OnCure Holdings, Inc. is a Delaware corporation formed in 2006 to acquire 100% of the issued and outstanding common stock of Oncure Medical Corp. ("the Merger"). OnCure is substantially owned by funds managed by Genstar Capital, LLC.

        OnCure is principally engaged in providing capital equipment and business management services to oncology physician groups ("Groups") that treat patients at cancer centers ("Centers"). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. OnCure provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that OnCure provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management service agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group. The management fee is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes, depreciation, and amortization ("EBITDA") associated with the provision of radiation therapy. The Company manages the radiation oncology business operations of three Groups in Florida, seven Groups in California, and one Group in Indiana. The Company's management fee ranges from 40% to 60% of EBITDA, with one Group in California whose fee is 72% of net revenue.

        On December 1, 2011, the Company contributed all of the existing assets, operations and liabilities of its Simi Valley Cancer Center to a newly formed California limited liability company, Simi Valley Cancer Center Management, LLC ("the LLC"). Simi Valley Hospital & Health Care Services, ("Simi"), a nonprofit hospital, purchased a 50% interest in the LLC for $2.0 million. The LLC will provide technical clinical and management services to our existing affiliated physician Groups.

        The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, however there is substantial doubt regarding the Company's ability to continue as a going concern through December 31, 2013. The Company had a net loss of $118.6 million for the year ended December 31, 2012. The Company cannot assure that the business will generate sufficient cash flow from operations or that future borrowings will be available under the Credit Agreement or from other sources in an amount sufficient to enable the Company to service its indebtedness, including the notes, or to fund other liquidity needs. The Company is currently obligated to pay approximately $12.3 million in May and November each year in interest on the $210.0 million of Senior Notes, has $15.0 million payable in May 2013 on its Amended and Restated Credit Agreement (including $9.0 million drawn subsequent to December 31, 2012), and $3.3 million of other notes payable and capital lease obligation payments due in 2013. If the Company is unable to generate sufficient cash flow to service its indebtedness or refinance the debt on favorable terms, it could have a significant adverse effect on the financial condition of the Company, the value of the outstanding debt, and the ability to make any required cash payments under indebtedness, including the Senior Notes. The Company is pursuing a variety of strategic initiatives and restructuring alternatives. The Company can give no assurance that it will be able to obtain funds from financing opportunities or restructure its indebtedness, or that if available, the Company will be able to restructure its indebtedness or obtain funds on favorable terms and conditions. If the Company cannot restructure its

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

1. Organization and Business Summary (Continued)

indebtedness or secure additional funds it may be required to take other measures, including bankruptcy protection.

2. Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company has determined that none of its existing management services agreements with its Groups meet the requirements for consolidation of the Groups under U.S. generally accepted accounting principles. Specifically, the Company does not have an equity ownership interest in any of the Groups. Furthermore, the Company's service agreements specifically do not give the Company "control" of the Groups as the Company does not have exclusive authority over decision making and the Company does not have a financial interest in the Groups. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

        Certain previously reported financial information has been reclassified to conform to the current presentation. Such reclassifications did not materially affect the Company's consolidated financial condition, net loss, or cash flows as previously reported.

Use of Estimates

        The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures at the date of the consolidated financial statements.

        Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Consequently, actual results may differ from those estimated amounts used in the preparation of the consolidated financial statements.

Recent Accounting Pronouncements

        In July, 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2011-07, Health Care Entities (Topic 954), Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities (a consensus of the FASB Emerging Issues Task Force). This ASU contains amendments that require health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

from revenue, net of contractual allowances and discounts. The new guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011. All periods presented in these consolidated financial statements and notes to consolidated financial statements have been reclassified in accordance with ASU 2011-07. The adoption of this ASU does not have any impact on net income or loss.

Net Revenue

        The Company's physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay. Revenue consists primarily of net patient service revenue that is recorded based upon established billing rates less allowances for contractual adjustments. Third-party payors include private health insurance, as well as related payments for co-insurance and co-payments. Estimates of contractual allowances for patients with healthcare coverage are based upon the payment terms specified in the related contractual agreements. Revenue related to uninsured patients and co-payment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). The Company also records a provision for bad debts based primarily on historical collection experience related to these uninsured accounts to record the net self-pay accounts receivable at the estimated amounts we expect to collect. The affiliated physician groups assign their accounts receivable to the Company. Accounts receivable and the related cash flows upon collection of these accounts receivable are reported net of estimated allowances for doubtful accounts and contractual adjustments.

        The Company's physician groups' net revenue is summarized by payor source in the following table:

	Year Ended December 31,
	2012	2011	2010
Third-party payors	53%	54%	55%
Medicare	39%	39%	38%
Medicaid	7%	6%	6%
Self-pay	1%	1%	1%

        Net revenue is recorded at the amount earned by the Company under the management services agreements. Services rendered by the respective Groups are billed by the Company, as the exclusive billing agent of the Groups, to patients, third-party payors, and others. The Company's management fees are dependent on the EBITDA (or in one case, revenue) of each treatment center. As such, revenues generated by the Groups significantly impact the amount of management fees recognized by the Company. If differences between the Groups' revenues and the expected reimbursement are identified based on actual final settlements, there would be an impact to the Company's net revenue. As a result of these changes to the Groups' revenues and related EBITDA, there was no material adjustment in the Company's net revenue for the years ended December 31, 2012, 2011 and 2010. Amounts distributed to the Groups for their services under the terms of the management services agreements totaled $27.0 million, $27.8 million and $26.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, amounts payable to the Groups for their services of $1.9 million and $3.0 million, respectively, were included in accrued expenses. Net revenue is presented net of bad debt expense of

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

$2.4 million, $2.6 million and $2.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

        The Groups derive a significant portion of revenue from amounts billed to Medicare, Medicaid, and other payors that receive discounts from the Groups' approved gross billing amount. As the Company is not a medical provider, all contracts are between the Group and the responsible parties, but assisting in the negotiation of contract terms is one of the business services provided by the Company under its management services agreements. The Company must estimate the total amount of these discounts, which reduce revenue for both the Groups and the Company, to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. Additionally, as regulations are updated and contracts are renegotiated, management reviews and assesses its estimate of discounts.

        During 2012, 2011 and 2010, approximately 46%, 45% and 44%, respectively, of the Groups' revenues related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company, as the Groups' billing agent, and the Groups are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

        The Company has four management agreements that generated approximately 27%, 13%, 13% and 11% of revenue, respectively, for the year ended December 31, 2012, 26%, 15%, 13% and 11% of revenue, respectively, for the year ended December 31, 2011, and 24%, 15%, 13% and 10% of revenue, respectively for the year ended December 31, 2010.

Cash and Cash Equivalents

        The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

Accounts Receivable, Net

        The Company receives payments for services rendered from Medicare and Medicaid, third-party payors, and self-pay patients. Fees billed to contracted third-party payors and government sponsored programs are automatically adjusted to the allowable payment amount at the time of billing. The Company recognizes that revenues and receivables from government agencies are significant to the operations, but does not believe there are significant credit risks associated with these government agencies. The Company does not believe there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of our accounts receivable.

        For third-party payors with whom the Company does not have contracts and self-pay patients, the amount expected will be paid for services is estimated and recorded at the time of billing. The Company revises these estimates at the time billings are collected for any actual differences in the amount received and the net billings due.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

        Accounts receivable are reduced by an allowance for doubtful accounts. Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. The amount of the provision for bad debts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. The majority of bad debt adjustments are on charges due directly from patients (including co-payment and deductible amounts from patients who have health care coverage and charges from uninsured patients). Accounts are written off when all reasonable internal and external collection efforts have been exhausted. Write-offs are based upon specific identification and the write-off process requires a write-off adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical write-offs and recoveries at the treatment centers related to self-pay balances as a primary source of information to utilize in estimating the provision for bad debt adjustments and allowance for doubtful accounts. The analysis is performed monthly and the allowance for bad debt accounts is adjusted accordingly.

        A summary of the activity in the allowance for doubtful accounts is as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Balance, beginning of year	$1,955	$1,947	$2,683
Additions charged to provision for bad debts	2,394	2,573	2,423
Accounts receivable written-off (net of recoveries)	(2,418)	(2,565)	(3,159)

Balance, end of year	$1,931	$1,955	$1,947

Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the life of the lease. Amortization of assets under capital lease obligations is included in depreciation and amortization in the accompanying consolidated statements of operations.

        Major asset classifications and useful lives are as follows:

Buildings	7 years
Clinical medical equipment	5 - 10 years
Office, computer, and telephone equipment	2 - 10 years

        Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated.

Management Services Agreements, Net

        Management services agreements represent the intangible assets that were purchased in the Merger. In connection with the Merger, existing services agreements were recorded at their estimated fair values based upon an independent valuation. The agreements are noncancelable except for performance defaults that are subject to various notices and cure periods.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

        The Company amortizes the management services agreement intangible assets on a straight-line basis over the term of each agreement, including one renewal option period, which range from 4 to 20 years (see Note 4).

        The Company recorded impairment losses for its management services agreements for the year ended December 31, 2012 which are included in cost of operations in the accompanying consolidated statements of operations (see Note 4).

Long-Lived Assets

        Property and equipment that is intended to be held and used by the Company and management services agreement intangible assets are reviewed to determine whether any events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable. If factors exist that indicate the carrying amounts of the assets may not be recoverable from estimated future cash flows, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis and, if necessary, would recognize a loss for the difference between the carrying amounts and the fair values of the assets. Impairment analysis is subjective and assumptions regarding future growth rates and operating expense levels can have a significant impact on the expected future cash flows and impairment analysis.

        The Company recorded an impairment loss from discontinued operations in its consolidated statement of operations for the year ended December 31, 2010 (see Note 5).

        The Company recorded impairment losses from its investment in an unconsolidated joint venture for the year ended December 31, 2012 and 2011, which are included in operating expenses in the accompanying consolidated statements of operations (see Note 9).

        The Company has determined that there have been no other events or changes in circumstances to indicate the carrying amount of the assets may not be recoverable, thus no other impairment was recorded.

Goodwill

        The Company tests for the impairment of goodwill on October 1 of each year, or whenever events or changes in circumstances indicate its carrying value might not be recoverable. The provisions require that a two-step impairment test be performed on goodwill. In the first step, the fair value of the Company is compared to the carrying value of the net assets. Fair value is estimated using discounted cash flows and other market-related valuation models. If the fair value of the Company exceeds the carrying value of the net assets, goodwill is considered not to be impaired and the Company is not required to perform further testing.

        If the carrying value of the net assets exceeds the fair value of the Company, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied fair value, the Company would record an impairment loss equal to the difference.

        The Company recorded impairment losses for its goodwill for the year ended December 31, 2012 which are included in cost of operations in the accompanying consolidated statements of operations (see Note 4).

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

Allocation of Acquisition Consideration

        The allocation of acquisition consideration requires the use of accounting estimates and judgments to allocate consideration to identifiable tangible assets acquired and liabilities assumed based on their respective fair values. Such fair value estimates, which consider market participant assumptions, include, but are not limited to, estimating future cash flows and developing appropriate discount rates. The operating results of acquired entities are included in the Company's consolidated statements of operations from the date of acquisition.

Other Assets, Net

        Other assets consist primarily of deferred debt financing costs, which are capitalized and amortized to interest expense over the terms of the related debt agreements, and investments in unconsolidated subsidiaries.

Income Taxes

        The income tax benefit represents the estimated current and deferred federal and state income taxes. Deferred taxes arise primarily from the recognition of revenues and expenses in different periods for income tax and financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The impact of a tax position is recognized when it is more than likely than not to be sustained on audit. The benefit recognized is the largest amount that is more likely than not to be sustained. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

Stock-Based Compensation

        The Company recognizes compensation expense in its consolidated statements of operations for all share-based payment awards to employees and directors. The fair value of share-based payment awards is estimated at the grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period, which is generally the vesting period.

        The Company adopted the "simplified method" to determine the expected term for options in its Black-Scholes-Merton option pricing model. The "simplified method" states that the expected term is equal to the average of the vesting term plus the contract term of the option.

        The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of share-based awards and recognizes share-based compensation costs over the vesting period using the straight-line single option method. Because the Company does not have publicly traded equity, the Company has developed a volatility assumption to be used for option valuation based upon an index of publicly traded peer companies. In selecting comparable companies, the Company looked at several factors including industry and size in terms of market capitalization.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Significant Accounting Policies (Continued)

        The Company bases the risk-free interest rate on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms.

        Share-based compensation is recognized only for those awards that are ultimately expected to vest. The Company records compensation expense over the vesting period, net of estimated forfeitures, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

Fair Value of Financial Instruments

        The Company's receivables, payables, prepaids, line of credit, and accrued liabilities are current assets and obligations and, accordingly, the recorded values are believed by management to approximate fair value due to the short-term maturity of these instruments.

        The fair value of the Company's long-term debt was approximately $96.6 million and $168.0 million as of December 31, 2012 and 2011, respectively. While the Company's long-term debt has not been listed on any securities exchange or inter-dealer automated quotation system, the Company has estimated the fair value of its long-term debt based on indicative pricing published by investment banks. While the Company believes these approximations to be reasonably accurate at the time published, indicative pricing can vary widely depending on volume traded by any given investment bank and other factors.

Segment Information

        The Company's business of providing capital equipment and business management services to Groups that treat patients at Centers comprises a single reportable operating segment.

3. Property and Equipment

        The Company's property and equipment consisted of the following (in thousands):

	December 31,
	2012	2011
Buildings and leasehold improvements	$9,959	$9,857
Furniture and fixtures	7,963	6,703
Medical equipment	70,685	67,334

	88,607	83,894
Less accumulated depreciation and amortization	(61,236)	(52,777)

	$27,371	$31,117

        Depreciation expense was approximately $9.4 million, $10.9 million and $11.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Property and Equipment (Continued)

        Capital leased assets included in property and equipment are as follows (in thousands):

	December 31,
	2012	2011
Medical equipment	11,810	11,810
Less accumulated depreciation	(7,696)	(6,450)

	$4,114	$5,360

        The portion of depreciation expense relating to capital lease equipment was $1.2 million, $1.4 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Depreciation expense for capital leased assets is included in depreciation and amortization expense in the consolidated statements of operations.

4. Goodwill and Management Services Agreements

        Management services agreement intangible assets consist of the following (in thousands):

	December 31,
	2012	2011
Cost	$82,110	$82,110
Impairment loss	(11,757)	—
Less accumulated amortization	(42,958)	(36,815)

Carrying value	$27,395	$45,295

        Amortization expense was $6.1 million, $6.6 million and $6.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The weighted-average amortization period is 10 years.

        The estimated aggregate future amortization expense for management services agreement intangible assets is as follows at December 31, 2012 (in thousands):

2013	$3,707
2014	3,685
2015	3,373
2016	3,168
2017	2,283
Thereafter	11,179

$27,395

        The Company determined when performing its annual impairment test for goodwill in the fourth quarter that the fair value of its reporting unit was less than its carrying value and a further impairment analysis was required. The Company estimated the implied fair value of goodwill in a consistent manner utilized to estimate the amount of goodwill recognized in a business combination. As a result, the Company calculated the estimated fair value of certain non-recorded assets, including management services agreements. The implied fair value of goodwill was measured as the excess of the estimated fair

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Goodwill and Management Services Agreements (Continued)

value of the reporting unit over the amounts assigned to its assets and liabilities. The impairment loss for the reporting unit was measured by the amount that the carrying value of goodwill exceeded the implied fair value of the goodwill. Based on this assessment, the Company recorded an impairment charge of $93.0 million. Considerable management judgment is necessary to estimate the fair value of the reporting unit and goodwill. The Company determined the fair value of the reporting unit based on the income approach, using a discounted cash flow, or DCF, analysis to value the long-term future cash flows. With respect to the DCF analysis, the timing and amount of future cash flows requires critical management assumptions, including estimates of expected future net revenue growth rates, EBITDA contributions, expected capital expenditures and an appropriate discount rate and terminal value. Management's assumptions were based on analysis of current and expected future economic conditions.

        Also the fourth quarter of 2012, the Company determined that its previously projected cash flows were not likely to be achieved and as a result revised these estimated cash flows and determined that its long-lived management services agreement assets were not recoverable through future cash flows. As a result, the Company determined the fair value of the management services agreement intangible assets utilizing a DCF analysis with consistent assumptions to those in the goodwill impairment analysis. Based on this assessment, the Company recorded an impairment of $11.8 million for the year ended December 31, 2012, which is included in operating expenses in the accompanying consolidated statements of operations.

        The Company's impairment test for goodwill and intangible assets primarily occurred as a result of its review of growth expectations and the release of the final rule issued on the physician fee schedule for 2013 and expectations for 2014 by the Centers for Medicare and Medicaid Services ("CMS"), the government agency responsible for administering the Medicare program, in November 2012, which included certain rate reductions on Medicare payments to freestanding radiation oncology providers in excess of the Company's anticipated rate reductions. The Company's analysis included (i) an assessment of current and expected future economic conditions, (ii) trends, strategies and forecasted discounted cash flows and (iii) assumptions similar to those that market participants would make in valuing the Company.

        The changes in the carrying amount of goodwill are as follows (in thousands):

	December 31,
	2012	2011
Cost	$174,353	$174,353
Impairment loss	(93,000)	—

Carrying value	$81,353	$174,353

5. Discontinued Operations

        The Company ceased operations at the Sonora Regional Cancer Center as of June 30, 2008, and placed Sonora's tangible assets in storage. The Company impaired the value of Sonora's clinical medical equipment to estimated net realizable value based on market price for similar assets and recognized an impairment loss from the discontinued operation for the property, plant, and equipment in the Company's consolidated statement of operations of approximately $0.3 million for the year ended December 31, 2010.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Debt

        The Company's debt consisted of the following (in thousands):

	December 31,
	2012	2011
Senior secured notes	$210,000	$210,000
Credit agreement	6,000	—
Notes payable	2,224	292
	218,224	210,292
Less unamortized discount	(2,617)	(3,049)
Less current portion of long-term debt	(7,357)	(292)

	$208,250	$206,951

        Maturities of debt are as follows at December 31, 2012 (in thousands):

2013	$7,357
2014	867
2015	—
2016	—
Thereafter	210,000

$218,224

        The principal terms of the agreements that govern the Company's outstanding indebtedness are summarized below:

11.75% Senior Secured Notes

        On May 13, 2010, the Company concluded an offering for $210.0 million of 11.75% Senior Secured Notes ("Senior Notes") which will mature on May 15, 2017, which were exchanged in January 2011 for registered notes with substantially identical terms. The Senior Notes generated net proceeds to the Company of $206.3 million, which were utilized to repay the outstanding balances of the Company's outstanding debt along with $9.0 million of expenses of the offering. The Senior Notes are secured by the assets of the Company and its subsidiaries and are guaranteed by the Company's subsidiaries. Semi-annual interest payments of $12.4 million are due on May 15th and November 15th of each year. Prior to May 15, 2013, up to 35% of the Senior Notes are redeemable at the option of the Company, with proceeds from an equity offering, at a redemption price of 111.75%. On or after May 15, 2014, 2015 and 2016 the Senior Notes are redeemable at the option of the Company at redemption prices of 105.875%, 102.938% and 100.0%, respectively.

        The Senior Notes are governed by an indenture that contains certain restrictive covenants. These restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets, and engage in mergers and consolidations.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Debt (Continued)

        On November 30, 2012, OnCure Holdings, Inc. (the "Company") entered into a supplemental indenture (the "Supplemental Indenture") to that certain indenture, dated as of May 13, 2010 (the "Indenture"), among the Company, the guarantors listed therein and Wilmington Trust, National Association (successor by merger to Wilmington Trust FSB), as trustee (the "Trustee") and as collateral agent, with the Guarantors (as defined in the Indenture) and the Trustee. The Supplemental Indenture, among other things, (i) temporarily suspends the requirement that the Company publicly file certain information with the Securities and Exchange Commission (the "SEC") for a period of sixty days, subject to certain conditions and (ii) includes additional restrictions on the Company's ability to make restricted payments and enter into or modify transactions with its affiliates. The entry into the Supplemental Indenture was approved by the holders of approximately 50.3% of the Company's outstanding 11 3/4% Senior Secured Notes due 2017. See Note 15 for a discussion of additional extensions.

Credit Agreement

        On December 24, 2012, OnCure Holdings, Inc. (the "Company") and its direct and indirect subsidiaries (the "Borrower"), entered into an Amended and Restated Credit Agreement with certain lenders (the "Lenders") and Wells Fargo Bank, National Association (the "Administrative Agent").

        The Credit Agreement provides for aggregate commitments of up to $15.0 million in term loans. An initial term loan of $6.0 million was drawn on December 24, 2012. Subsequent to the initial term loan, Borrower may draw up to three (3) additional term loans, with each additional term loan in an aggregate principal amount of not less than $1.0 million. The Credit Agreement is not revolving and amounts repaid or prepaid by Borrower may not be reborrowed. See Note 15 for subsequent borrowing.

        Loans bear interest at the elections of Borrower either at a rate equal to a margin of 7.5% plus the Eurodollar Rate or a margin of 6.5% plus the prime rate. Interest is payable monthly on outstanding loans. The interest rate on outstanding borrowing on the Credit Agreement as of December 31, 2012 was 9.0%.

        Each of the Company's current U.S. subsidiaries is a co-borrower under the Credit Agreement, and, pursuant to the terms of a separate security agreement and other collateral documents, the obligations under the Credit Agreement and all related loan documents are secured by substantially all of the assets of the Borrowers. The ability of the Borrower to draw under the Credit Agreement is conditioned upon, among other things, the Borrower's delivery of certain documentation to the Administrative Agent, the Borrower's ability to reaffirm the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under the Credit Agreement. The commitments provided for in the Credit Agreement terminate on, and all loans under the Credit Agreement have a maturity date of, May 14, 2013.

        Concurrent with the closing of the Credit Agreement, the Company terminated the Revolving Credit Facility entered in May 2010 with GE Capital Markets, Inc. The Company had not drawn on the Revolving Credit Facility as of the termination date.

        The Revolving Credit Facility with GE Capital Markets, Inc., as sole lead arranger and book manager, General Electric Capital Corporation, as administrative agent and collateral agent, provided for aggregate commitments of up to $40.0 million, including a letter of credit sub-facility of $2.0 million and a swing line sub-facility of $2.0 million, and provided for an increase, at the Company's option, of aggregate commitments by $10.0 million, subject to certain conditions.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Debt (Continued)

        On October 18, 2012, the Company financed equipment with a two-year promissory note. The promissory note bears interest at a rate of 7.5% on the outstanding principal balance and is payable monthly in equal payments of $0.1 million.

Loan Fees

        As of December 31, 2012 and 2011, the remaining unamortized balance of deferred loan fees was $6.4 million and $7.3 million, respectively.

        In 2010, the Company recorded $9.0 million of deferred debt issuance costs as a result of the issuance of the Senior Notes and Revolving Credit Facility, which are amortized to interest expense over the term of the respective debt arrangements. The Company recorded $1.5 million of deferred debt issuance costs related to the Credit Agreement, which are amortized as interest expense over the term of the Credit Agreement.

        Upon executing the Credit Agreement, deferred loan fees of $1.1 million related to the retired Revolving Credit Facility were expensed as debt extinguishment costs in the consolidated statements of operations for the twelve months ended December 31, 2012. The Company recorded $1.5 million of deferred debt issuance costs related to the Amended and Restated Credit Agreement, which are amortized as interest expense over the term of the Amended and Restated Credit Agreement.

7. Capital Leases

        The Company is the lessee to several lease agreements to purchase software and medical equipment. Interest rates on the leases range from 8.07% to 8.61%. The leases require monthly principal and interest payments and mature in 2013 through 2014. The leases are collateralized by the equipment leased.

	December 31,
	2012	2011
	(In Thousands)
Minimum lease payable	$2,309	$3,889
Less interest	(163)	(402)
Present value of minimum lease payments	2,146	3,487
Less current portion	(1,288)	(1,341)

	$858	$2,146

        The aggregate amount of future lease payments under capital leases consist of the following at December 31, 2012 (in thousands):

2013	$1,288
2014	858

$2,146

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

8. Income Taxes

        The federal and state income tax benefit (provision) from continuing operations is summarized as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Current:
Federal	$—	$—	$1
State	—	—	(13)

	—	—	(12)
Deferred:
Federal	19,941	3,719	5,144
State	5,033	918	1,837

	24,974	4,637	6,981
Less: Change in valuation allowance	(14,448)	—	—

Income tax benefit	$10,526	$4,637	$6,969

        A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income from continuing operations before income taxes for the years ended December 31 are as follows:

	Year Ended December 31,
	2012	2011	2010
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	5.2	4.9	4.1
Permanent differences—impairment of goodwill	(19.4)	—	—
Prior-year return adjustment and other	(0.2)	(1.1)	(1.4)
Sale of partnership interest	—	(5.2)	—
True-up and other impacts	(0.2)	(1.7)	3.4
Valuation allowance	(11.2)	—	—

Income tax benefit	8.2%	30.9%	40.1%

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

8. Income Taxes (Continued)

        The tax effects of significant items comprising the Company's deferred taxes as of December 31 are as follows (in thousands):

	December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$19,489	$14,078
Accrued wages and benefits	473	533
Allowance for doubtful accounts and other	1,510	858

Total deferred tax assets	21,472	15,469
Deferred tax liabilities:
Intangibles and other assets	(5,307)	(23,117)
Property and equipment	(2,408)	(3,569)

Total deferred tax liabilities	(7,715)	(26,686)
Valuation allowance	(14,448)	—

Net deferred tax liabilities	$(691)	$(11,217)

        The tax benefit of net operating losses, temporary differences, and credit carryforwards is recorded as a deferred tax asset to the extent that management assesses that realization of that deferred tax asset is "more likely than not." Realization of the future tax benefit is dependent on the Company's ability to generate sufficient taxable income to utilize these tax benefits within their carryforward period. As a result of cumulative net operating losses, it is more likely than not that the Company will not generate sufficient taxable income to recover the deferred tax assets recorded for the year ended December 31, 2012 and the Company has recorded a valuation allowance of $14.4 million as of December 31, 2012. The establishment of a valuation allowance does not impair the Company's ability to use the deferred tax assets, such as net operating loss and tax credit carryforwards, upon achieving sufficient profitability.

        At December 31, 2012, the Company had unused federal net operating losses of approximately $49.7 million expiring from 2023 to 2032. Additionally, there are unused state net operating losses of approximately $52.8 million that expire from 2015 to 2032.

        Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited in the future as a result of any additional ownership changes. Such a limitation could result in the expiration of carryforwards before they are utilized.

        At each of the years ended December 31, 2012, 2011 and 2010 the Company had $1.0 million of unrecognized tax benefits. The Company is generally subject to federal and state examination for tax years after December 31, 2008, for federal purposes and after December 31, 2007, for state purposes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

9. Unconsolidated Joint Ventures

        On May 3, 2011, the Company was notified by Northeast Florida Cancer Services, LLC ("NFCS"), an affiliate of Hospital Corporation of America, of its intent to divest of its 51% ownership in Memorial Southside Cancer Center, LLC ("Memorial"). The Company and Ninth City Landowners, LLP ("Ninth City"), each owned a 24.5% interest in Memorial. On August 31, 2011, the Company and Ninth City jointly acquired NFCS's 51% ownership. As a result of the transaction, the Company and Ninth City each own 50% of Memorial. The assets of the cyber knife business, a component of Memorial, were distributed to NFCS in addition to cash of approximately $0.8 million, 50% of which was paid by the Company, representing the difference in the value of the cyber knife assets distributed and the value of the 51% NFCS ownership interest in Memorial. The Company records its ownership interest under the equity method of accounting for an investment in an unconsolidated joint venture.

        At December 31, 2012 and 2011, the Company determined that its investment in Memorial (which reflects an allocation of the impairment recorded by the Company) was impaired and recorded impairment losses of $2.7 million and $0.2 million, respectively, which are included in other expenses in the accompanying statements of operations.

        At December 31, 2012 and 2011, the Company's investment in Memorial was approximately $1.2 million and $4.0 million, respectively, and is recorded in other assets in the accompanying consolidated balance sheets.

        The condensed financial position and results of operations of Memorial (which reflect an allocation of the impairment recorded by the Company) are as follows (in thousands):

	December 31,
	2012	2011
Assets
Current assets	$929	$1,018
Non-current assets (including allocated impairments)	1,521	6,973

Total assets	$2,450	$7,991

Liabilities and stockholders' equity
Current liabilities	$95	$176
Non-current liabilities	—	—

Total liabilities	95	176
Stockholders' equity	2,355	7,815

Total liabilities and stockholders' equity	$2,450	$7,991

	Year Ended December 31,
	2012	2011	2010
Net revenues	$1,980	$2,738	$3,579
Expenses	1,448	1,657	1,798

Net income	$532	$1,081	$1,781

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

9. Unconsolidated Joint Ventures (Continued)

        A summary of the changes in the equity investment in Memorial is as follows (in thousands):

Balance at January 1, 2011	$3,669
Investments in unconsolidated joint venture	392
Distributions from joint venture	(290)
Impairment loss	(160)
Equity interest in net earnings of joint venture	340

Balance at December 31, 2011	3,951
Distribution from joint venture	(256)
Impairment loss	(2,741)
Equity interest in net earnings of joint venture	266

Balance at December 31, 2012	$1,220

        On March 31, 2012 the Company purchased a 50.1% membership interest in Santa Maria Radiation, LLC, which owns a treatment center and administrative building the Company leases at that location, for an aggregate purchase price of $0.9 million. The earnings and distributions from this unconsolidated joint venture were $0.1 million for the year ended December 31, 2012. The Company records its membership interest under the equity method of accounting for an investment in an unconsolidated joint venture.

10. Commitments and Contingencies

Lease Commitments

        The Company is obligated under various operating leases for most of the Centers and related office space. Certain lease agreements for the Centers have rent escalation clauses that require rent to increase annually. For lease agreements with fixed rent escalation clauses, the Company records the rent expense straight-line over the life of the lease agreement. The Company recorded deferred rent of $2.3 million and $2.0 million as of December 31, 2012 and 2011, respectively, in other long-term liabilities in the accompanying consolidated balance sheets. Total facility rent expense was approximately $9.2 million, $8.8 million and $8.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

        Future minimum annual lease commitments are as follows at December 31, 2012 (in thousands):

	Commitments	Less Sublease Rentals	Net Rental Commitments
2013	$11,121	$(40)	$11,081
2014	11,135	(40)	11,095
2015	10,755	(40)	10,715
2016	7,017	(14)	7,003
2017	4,716	—	4,716
Thereafter	18,964	—	18,964

	$63,708	$(134)	$63,574

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Commitments and Contingencies (Continued)

Concentrations of Credit Risk

        Financial instruments, which subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank accounts with highly rated financial institutions. These accounts may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Groups grant credit, without collateral, to patients, most of whom are local residents. Concentrations of credit risk with respect to accounts receivable relate principally to third- party payors whose ability to pay for services rendered is dependent on their financial condition.

Insurance

        The Company maintains insurance with respect to professional liability and associated various liability risks on a claims-made basis in amounts believed to be customary and adequate. In addition, pursuant to the management services agreement, the Groups are required to maintain comprehensive medical malpractice insurance. The Company is not aware of any outstanding claims or unasserted claims that are likely to be asserted against the Company or the Groups, which would have a material impact on its consolidated financial position or results of operations.

        The Company maintains all other traditional insurance coverage on either a fully insured or high deductible basis.

Legal Proceedings

        The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management, based on advice of legal counsel, that such litigation and claims will be resolved without material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Vidalia Regional Cancer Center, LLC

        In January 2006, the Company formed the Vidalia Regional Cancer Center, LLC as a joint venture with Meadows Regional Medical Center, Inc., ("Meadows"), to develop and operate a new cancer treatment center in Vidalia, Georgia. Both the Company and Meadows committed to fund the initial capital requirements upon issuance of a certificate of need, or CON, by the Georgia Department of Community. The CON was issued to Meadows in 2010 and was contributed to the joint venture as Meadows' initial capital contribution. During 2011, Vidalia Regional Cancer Center, LLC was renamed Meadows Regional Cancer Center, LLC and the operating agreement was amended to include a 40% equity interest for the Company and Meadows and a 20% equity interest for Florida Radiation Oncology Group, LLC. On May 3, 2011, the Amended and Restated Operating Agreement was executed by the parties named above. The Company has committed to provide $1.0 million of initial capital to Meadows Regional Cancer Center, LLC which includes operating lease guarantees, purchases of furniture and fixtures and initial funding of operating working capital. The Company has not contributed any money to the development as of December 31, 2012. Development activities began during the second quarter of 2011 and are expected to conclude during the second quarter of 2013 with the commencement of patient

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Commitments and Contingencies (Continued)

treatment. The Company will record its ownership interest under the equity method of accounting for this joint venture.

11. Retirement Plan

        The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code (the Retirement Plan). The Retirement Plan allows all full-time employees to defer a portion of their compensation on a pretax basis through contributions to the Retirement Plan. The Company may elect to make a matching contribution of 3% of the employee's eligible compensation up to a maximum of $2,500. The Company's matching contribution for the years ended December 31, 2012, 2011 and 2010, was $0.2 million, $0.3 million, and $0.3 million, respectively.

12. Equity Incentive Plan

        The Company established the OnCure Holdings, Inc. Equity Incentive Plan ("the Plan") pursuant to which the Company may issue to directors, officers, employees, and key consultants of the Company options to purchase shares of common stock. The Plan provides for the issuance of incentive stock options ("ISO") and nonqualified stock options ("NSO"). At December 31, 2012, there were 5,025,228 shares of common stock available for issuance under the Plan. The Plan is administered by the Board of Directors or a committee appointed by the Board of Directors. The administrator determines to whom the award is made, the vesting, timing, amounts, and other terms of the award. The exercise price of an ISO or NSO may not be less than the fair value, as determined by the Board of Directors, of the Company's common stock on the date of the grant. No options granted under the Plan have a term in excess of 10 years from the date of grant. Options issued under the Plan may vest over varying periods of up to four years. One-third of all option grants, with the exception of grants issued to one individual in 2011 which are all time-based, are subject to performance vesting whereby options will vest upon a change in control of the Company. These options will not vest unless change in control occurs and a required rate of return is achieved. Compensation expense related to these options will not be recognized until such time that a change in control is probable.

        Total stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010, was $0.5 million, $0.4 million and $0.6 million, respectively, for stock options granted under the Plan and were recorded in salaries and benefits in the accompanying consolidated statements of operations.

        The weighted-average assumptions used to estimate the fair value of options granted under its option plans for each of the years ending December 31 were as follows:

	2011	2010
Average expected term (years)	5.9	6.25
Expected volatility (weighted-average range)	47%	56% - 57%
Risk-free interest rate	0.9%	1.4% - 2.7%
Expected dividend yield	0%	0%

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

12. Equity Incentive Plan (Continued)

        The following summarizes the stock option activity for the Plan:

	Number of Stock Options	Weighted- Average Exercise Price
Balance at January 1, 2012	4,024,665	$3.35
Granted	—	—
Exercised	—	—
Cancelled, forfeited, and expired	(639,935)	$3.63
Balance at December 31, 2012	3,384,730	$3.29
Options vested	1,769,742
Options expected to vest	1,845,488

        The following table summarizes information about the Company's stock options outstanding under the Plan at December 31, 2012:

Stock Options Outstanding					Stock Options
Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Term	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
$1.50 - $6.60	3,384,730	6.0	$3.29	$—	1,769,742	$3.46	4.9	$—

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated price of the Company's common stock as determined by the Board of Directors at December 31, 2012, for those awards that have an exercise price currently below the estimated price.

        The weighted-average, grant-date fair value of options granted during the years ended December 31, 2011 and 2010, was $1.12 and $1.86, respectively. As of December 31, 2012, there was $0.6 million (net of estimated forfeitures) of total unrecognized compensation cost related to non-vested options granted under the Plan. The weighted-average term over which the compensation cost will be recognized is two years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

13. Related-Party Transactions

        The Company has agreed to pay an annual sponsor fee to Genstar Capital, LLC, the beneficial owner of common stock of the Company. The Company is currently accruing, but not paying, the annual sponsor fee that Genstar receives under its advisory services agreement with the Company. Such accrued amounts are due and payable at any time at the request of Genstar. The Company accrued $1.5 million for the year ended December 31, 2012 and paid $1.5 million for the years ended December 31, 2011 and 2010, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

        The Company has a management services agreement with Coastal Radiation Oncology Medical Group, Inc. ("Coastal"). One of the members of the Company's Board of Directors as of December 31, 2012 was a shareholder of Coastal. The Company earns a management fee based on a fixed percentage of earnings, while Coastal retains the remaining earnings. Under this management services agreement,

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

13. Related-Party Transactions (Continued)

Coastal retained $7.4 million, $7.5 million and $6.8 million for its medical services for the years ended December 31, 2012, 2011 and 2010, respectively.

        The Company leases its space for three radiation oncology treatment centers and one administrative facility from entities affiliated with the above mentioned director. The Company recorded rent expense related to these leases of approximately $1.0 million, $1.0 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. On March 31, 2012 we purchased a 50.1% membership interest in Santa Maria Radiation, LLC, which owns buildings we currently lease in Santa Maria, California, for an aggregate purchase price of $0.9 million.

14. Unaudited Quarterly Consolidated Financial Information

	Quarter Ended March 31,	Quarter Ended June 30,	Quarter Ended September 30,	Quarter Ended December 31,
Year Ended December 31, 2012:
Net revenue	$24,582	$24,432	$22,300	$22,613
Total operating expenses	21,589	21,819	21,221	127,578

Income (loss) from operations	2,993	2,613	1,079	(104,965)

Net loss	$(2,696)	$(3,082)	$(4,619)	$(108,164)

Year Ended December 31, 2011:
Net revenue	$25,760	$25,424	$25,219	$24,336
Total operating expenses	21,764	22,130	21,492	23,335

Income from operations	3,996	3,294	3,727	1,001

Net loss	$(1,695)	$(2,306)	$(1,826)	$(4,485)

15. Subsequent Events

        The Company has evaluated all subsequent events through March 29, 2013, the date these financial statements were available to be issued.

        On January 21, 2013, Jonathan R. Stella, M.D., resigned from the Board of Directors of the Company, effective that date.

        On January 29, 2013, the Company entered into a second supplemental indenture to the Indenture. The Supplemental Indenture, among other things, extends the temporary suspension of the requirement that the Company publicly file certain information with the Securities and Exchange Commission until March 15, 2013, subject to certain conditions.

        On February 13, 2013, the Company borrowed $4.0 million under the Credit Agreement.

        On March 14, 2013, the Company borrowed $5.0 million under the Credit Agreement.

        On March 14, 2013, the Company entered into a third supplemental indenture to the Indenture. The third Supplemental Indenture, among other things, extends the temporary suspension of the requirement that the Company publicly file certain information with the Securities and Exchange Commission until April 12, 2013, subject to certain conditions.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Amounts)

	September 30, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash	$16,237	$6,380
Accounts receivable, less allowances of $1,913 and $1,931, respectively	15,275	16,389
Deferred income taxes	982	982
Prepaid expenses	3,537	2,917
Other current assets	143	605

Total current assets	36,174	27,273
Property and equipment, net	24,972	27,371
Goodwill	25,904	81,353
Management service agreements, net	21,698	27,395
Other assets, net	1,960	9,454

Total assets	$110,708	$172,846

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$7,401	$2,220
Accrued expenses	6,696	7,256
Accrued interest	57	3,096
Current portion of debt	21,146	7,357
Current portion of obligations under capital leases	1,044	1,288
Other current liabilities	235	311

Total current liabilities	36,579	21,528
Long-term debt, net of unamortized discount of $2,617, less current portion	—	208,250
Capital leases, less current portion	126	858
Other long-term liabilities	2,527	2,575
Deferred income tax liabilities	1,476	1,673

Total liabilities not subject to compromise	40,708	234,884
Liabilities subject to compromise	226,739	—

Total liabilities	267,447	234,884
Stockholders' equity:
OnCure Holdings, Inc. stockholders' equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized, 26,317,675 shares issued and outstanding	26	26
Additional paid-in capital	96,890	96,815
Accumulated deficit	(255,855)	(161,229)

Total OnCure Holdings, Inc. stockholders' equity	(158,939)	(64,388)
Noncontrolling interest	2,200	2,350

Total stockholders' equity	(156,739)	(62,038)

Total liabilities and stockholders' equity	$110,708	$172,846

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net revenue	$20,085	$22,300	$62,383	$71,314
Cost of operations:
Salaries and benefits	8,353	7,785	23,992	24,150
Depreciation and amortization	2,565	3,807	8,521	11,670
Impairment loss	—	—	58,547	—
General and administrative expenses	10,224	9,629	36,962	28,809

Total operating expenses	21,142	21,221	128,022	64,269

(Loss) income from operations	(1,057)	1,079	(65,639)	6,685
Other (expense) income:
Interest expense	(1,703)	(6,729)	(15,829)	(20,177)
Equity interest in net earnings of joint ventures	73	171	138	325
Interest income and other (expense), net	70	(73)	119	(185)
Impairment loss on equity interest of joint venture	(1,139)	—	(1,139)	—
Reorganization items, net	(10,033)	—	(12,368)	—

Total other expense	(12,732)	(6,631)	(29,079)	(20,037)

Loss from continuing operations before income taxes	(13,789)	(5,552)	(94,718)	(13,352)
Income tax benefit	21	933	197	2,955

Consolidated net loss	(13,768)	(4,619	(94,521)	(10,397)
Less: Net income attributable to noncontrolling interest	32	75	105	174
Net loss attributable to OnCure Holdings, Inc.	$(13,800)	$(4,694)	$(94,626)	$(10,571)

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Operating activities
Net loss	$(94,521)	$(10,397)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity interest in net earnings of joint ventures	(138)	(325)
Depreciation	5,988	7,106
Amortization	2,533	4,654
Amortization of loan fees and deferred interest expense	3,327	1,250
Impairment losses	59,686	—
Loss on debt discount and deferred costs	6,648	—
Deferred income tax provision	(197)	(2,955)
Stock-based compensation	75	396
Provision for bad debts	1,588	1,805
Other, net	77	263
Changes in operating assets and liabilities:
Accounts receivable	(474)	723
Prepaid expenses and other current assets	(158)	(104)
Accounts payable and accrued expenses	18,322	6,037
Other assets and liabilities, net	501	(187)

Net cash provided by operating activities	3,257	8,176
Investing activities
Purchases of property and equipment	(3,589)	(2,077)
Distribution received from unconsolidated joint ventures	220	295
Investment in unconsolidated joint ventures	—	(900)

Net cash used in investing activities	(3,369)	(2,682)
Financing activities
Principal repayments of Credit Agreement	(15,000)	—
Principal repayments of debt	(1,537)	(319)
Draw on Debtor-In-Possession Credit Agreement	20,000	—
Draw on Credit Agreement	9,000	—
Principal repayments of capital leases	(976)	(1,028)
Distribution to noncontrolling interest	(255)	(204)
Payment of debt issuance costs on the Debtor-In-Possession Credit Agreement	(1,263)	—

Net cash provided by (used in) financing activities	9,969	(1,551)

Net increase in cash	9,857	3,943
Cash, beginning of period	6,380	6,988

Cash, end of period	$16,237	$10,931

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$1,217	$12,759
Reorganization costs	1,554	—
Supplemental disclosure of noncash transactions
Fixed assets purchased for which payment has not been made	$—	$3,115

See accompanying notes.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013

1. Basis of Presentation

        OnCure Holdings, Inc. is a Delaware corporation formed in 2006 to acquire 100% of the issued and outstanding common stock of Oncure Medical Corp. ("the Merger"). As of September 30, 2013, OnCure is substantially owned by funds managed by Genstar Capital, LLC.

        OnCure is principally engaged in providing capital equipment and business management services to oncology physician groups ("Groups") that treat patients at cancer centers ("Centers"). The Company owns the Centers' assets and provides services to the Groups through exclusive, long-term management services agreements. OnCure provides the Groups with oncology business management expertise and new technologies including radiation oncology equipment and related treatment software. Business services that OnCure provides to the Groups include non-physician clinical and administrative staff, operations management, purchasing, managed care contract negotiation assistance, reimbursement, billing and collecting, information technology, human resource and payroll, compliance, accounting, and treasury. Under the terms of the management service agreements, the Company is reimbursed for certain operating expenses of each Center and earns a monthly management fee from each Group. The management fee is primarily based on a predetermined percentage of each Group's earnings before interest, income taxes, depreciation, and amortization ("EBITDA") associated with the provision of radiation therapy. The Company manages the radiation oncology business operations of three Groups in Florida, seven Groups in California, and one Group in Indiana. The Company's management fee ranges from 40% to 60% of EBITDA, with one Group in California whose fee is 72% of net revenue.

        On June 14, 2013, the Company commenced a financial restructuring of its existing debt, equity and other obligations by filing for protection under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. 101, et seq. in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On June 22, 2013, the Company and Radiation Therapy Services, Inc. ("RTS") entered into an Investment Agreement (the "Investment Agreement"), which was subsequently filed with the Bankruptcy Court, pursuant to which the Company agreed, subject to confirmation of its chapter 11 plan of reorganization, to sell to RTS 100% of the shares of the reorganized Company's common stock, par value $0.001 per share (the "Transaction"). Certain claims in existence against the Company before the filing for Bankruptcy protection are stayed while the Company continues business operations as Debtor in Possession. These claims are reflected in the September 30, 2013 balance sheet as liabilities subject to compromise. Additional claims (liabilities subject to compromise) may arise after the filing date. The Company received approval from Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages.

        The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, however there is substantial doubt regarding the Company's ability to continue as a going concern through December 31, 2013. The Company had a net loss of $94.6 million for the nine months ended September 30, 2013. The Company cannot assure that the business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the notes, or to fund other liquidity needs. The Company is currently obligated to pay approximately $12.4 million in May and November each year in interest on the $210.0 million of Senior Notes, has $20.0 million payable on its Senior Secured Debtor-In-Possession Credit Agreement, and $1.2 million of other notes payable and capital lease obligation payments due in 2013. The Company defaulted on its May 2013 Senior Notes interest payment. The Company was sold on October 25, 2013 to RTS.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

1. Basis of Presentation (Continued)

        On December 1, 2011, the Company contributed all of the existing assets, operations and liabilities of its Simi Valley Cancer Center to a newly formed California limited liability company, Simi Valley Cancer Center Management, LLC ("the LLC"). Simi Valley Hospital & Health Care Services, ("Simi"), a nonprofit hospital, purchased a 50% interest in the LLC for $2.0 million. The LLC provides technical clinical and management services to our existing affiliated physician Groups.

        The unaudited interim consolidated financial statements do not include all of the information or notes necessary for a complete presentation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and, accordingly should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes included in the Company's Annual Report dated March 29, 2013. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and include all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented. The results of operations for an interim period are not necessarily indicative of the results of operations for a full fiscal year. The Company has evaluated subsequent events through the issuance date of these unaudited interim consolidated financial statements.

        The Company's receivables, payables, prepaids, and accrued liabilities are current assets and obligations on normal terms and, accordingly, the recorded values are believed by management to approximate fair value due to the short-term maturity of these instruments.

        The fair value of the Company's long-term debt was approximately $102.4 million and $96.6 million as of September 30, 2013 and December 31, 2012, respectively. While the Company's long-term debt has not been listed on any securities exchange or inter-dealer automated quotation system, the Company has estimated the fair value of its long-term debt based on indicative pricing published by investment banks. While the Company believes these approximations to be reasonably accurate at the time published, indicative pricing can vary widely depending on volume traded by any given investment bank and other factors.

2. Net Revenue

        The Company's physician groups receive payments for their services and treatments rendered to patients covered by Medicare, Medicaid, third-party payors and self-pay. Revenue consists primarily of net patient service revenue that is recorded based upon established billing rates less allowances for contractual adjustments. Third-party payors include private health insurance, as well as related payments for co-insurance and co-payments. Estimates of contractual allowances for patients with healthcare coverage are based upon the payment terms specified in the related contractual agreements. Revenue related to uninsured patients and co-payment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). The Company also records a provision for bad debts based primarily on historical collection experience related to these uninsured accounts to record the net self-pay accounts receivable at the estimated amounts we expect to collect. The affiliated physician groups assign their accounts receivable to the Company. Accounts receivable and the related cash flows upon collection of these accounts receivable are reported net of estimated allowances for doubtful accounts and contractual adjustments.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

2. Net Revenue (Continued)

        The Company's physician groups' net revenue is summarized by payor source in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Third-party payors	56%	52%	54%	55%
Medicare	34%	39%	37%	38%
Medicaid	9%	7%	8%	6%
Self-pay	1%	2%	1%	1%

        Net revenue is recorded at the amount earned by the Company under the management services agreements. Services rendered by the respective Groups are billed by the Company, as the exclusive billing agent of the Groups, to patients, third-party payors, and others. The Company's management fees are dependent on the EBITDA (or in one case, revenue) of each treatment center. As such, revenues generated by the Groups significantly impact the amount of management fees recognized by the Company. If differences between the Groups' revenues and the expected reimbursement are identified based on actual final settlements, there would be an impact to the Company's net revenue. As a result of these changes to the Groups' revenues and related EBITDA, there was an adjustment of less than $1.0 million related to a prior period in the Company's net revenue for the period ended September 30, 2013, and no material adjustment for period ended September 30, 2012. Amounts distributed to the Groups for their services under the terms of the management services agreements totaled $5.6 million and $6.0 million for the three months ended September 30, 2013 and 2012, respectively, and $17.1 million and $19.0 million for the nine months ended September 30, 2013 and 2012, respectively. As of September 30, 2013 and December 31, 2012, amounts payable to the Groups for their services of $1.3 million and $1.9 million, respectively, were included in accrued expenses. Net revenue is presented net of bad debt expense of $0.5 million and $0.6 million for the three months ended September 30, 2013 and 2012, respectively, and $1.6 million and $1.8 million for the nine months ended September 30, 2013 and 2012, respectively.

        The Groups derive a significant portion of revenue from amounts billed to Medicare, Medicaid, and other payors that receive discounts from the Groups' approved gross billing amount. As the Company is not a medical provider, all contracts are between the Group and the responsible parties, but assisting in the negotiation of contract terms is one of the business services provided by the Company under its management services agreements. The Company must estimate the total amount of these discounts, which reduce revenue for both the Groups and the Company, to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and subject to interpretation and adjustment. Additionally, as regulations are updated and contracts are renegotiated, management reviews and assesses its estimate of discounts.

        During the three months ended September 30, 2013 and 2012, approximately 43% and 46%, respectively, of the Groups' revenues related to services rendered under the Medicare and Medicaid programs. For the nine months ended September 30, 2013 and 2012, approximately 45% and 44%, respectively, of the Groups revenues related to services rendered under the Medicare and Medicaid programs. In the ordinary course of business, the Company, as the Groups' billing agent, and the Groups are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation of procedures performed. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that estimates will change by a material amount in the near term.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

2. Net Revenue (Continued)

        The Company has four management services agreements that generated approximately 25%, 13%, 9% and 12% of revenue, respectively, for the three months ended September 30, 2013, and 28%, 13%, 13% and 12% of revenue, respectively, for the three months ended September 30, 2012. These same four management services agreements generated approximately 27%, 12%, 12% and 11% of revenue, respectively, for the nine months ended September 30, 2013 and 27%, 13%, 14% and 11% of revenue, respectively, for the nine months ended September 30, 2012.

3. Accounts Receivable

        The Company receives payments for services rendered from Medicare and Medicaid, third-party payors, and self-pay patients. Fees billed to contracted third-party payors and government sponsored programs are automatically adjusted to the allowable payment amount at the time of billing. The Company recognizes that revenues and receivables from government agencies are significant to the operations, but does not believe there are significant credit risks associated with these government agencies. The Company does not believe there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of our accounts receivable.

        For third-party payors with whom the Company does not have contracts and self-pay patients, the amount expected to be paid for services is estimated and recorded at the time of billing. The Company revises these estimates at the time billings are collected for any actual differences in the amount received and the net billings due.

        Accounts receivable are reduced by an allowance for doubtful accounts. Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. The amount of the provision for bad debts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators. The majority of bad debt adjustments are on charges due directly from patients (including co-payment and deductible amounts from patients who have health care coverage and charges from uninsured patients). Accounts are written off when all reasonable internal and external collection efforts have been exhausted. Write-offs are based upon specific identification and the write-off process requires a write-off adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical write-offs and recoveries at the treatment centers related to self-pay balances as a primary source of information to utilize in estimating the provision for bad debt adjustments and allowance for doubtful accounts. The analysis is performed monthly and the allowance for bad debt accounts is adjusted accordingly. At September 30, 2013 and December 31, 2012, the allowance for doubtful accounts was $1.9 million.

4. Goodwill and Management Services Agreements

        Management services agreement intangible assets consist of the following (in thousands):

	September 30, 2013	December 31, 2012
Cost	$82,110	$82,110
Impairment loss	(14,855)	(11,757)
Less accumulated amortization	(45,557)	(42,958)

Carrying value	$21,698	$27,395

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

4. Goodwill and Management Services Agreements (Continued)

        The Company tests for the impairment of goodwill on October 1 of each year, or whenever events or changes in circumstances indicate its carrying value might not be recoverable. The provisions require that a two-step impairment test be performed on goodwill. In the first step, the fair value of the Company is compared to the carrying value of the net assets. Fair value is estimated using discounted cash flows and other market-related valuation models. If the fair value of the Company exceeds the carrying value of the net assets, goodwill is considered not to be impaired and the Company is not required to perform further testing.

        If the carrying value of the net assets exceeds the fair value of the Company, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied fair value, the Company would record an impairment loss equal to the difference.

        During the second quarter of 2013, the Company determined that a change in events had occurred and a goodwill impairment test was necessary. The Company determined when performing the impairment test for goodwill that the fair value of its reporting unit was less than its carrying value and a further impairment analysis was required. The Company estimated the implied fair value of goodwill in a consistent manner utilized to estimate the amount of goodwill recognized in a business combination. As a result, the Company calculated the estimated fair value of certain non-recorded assets, including management services agreements. The implied fair value of goodwill was measured as the excess of the estimated fair value of the reporting unit over the amounts assigned to its assets and liabilities. The impairment loss for the reporting unit was measured by the amount that the carrying value of goodwill exceeded the implied fair value of the goodwill. Based on this assessment, the Company recorded an impairment charge of $55.5 million for the nine months ended September 30, 2013, which is included in operating expenses in the accompanying consolidated statements of operations. Considerable management judgment is necessary to estimate the fair value of the reporting unit and goodwill. The Company determined the fair value of the reporting unit based on the income approach, using a discounted cash flow, or DCF, analysis to value the long-term future cash flows. With respect to the DCF analysis, the timing and amount of future cash flows requires critical management assumptions, including estimates of expected future net revenue growth rates, EBITDA contributions, expected capital expenditures and an appropriate discount rate and terminal value. Management's assumptions were based on analysis of current and expected future economic conditions.

        Also in the second quarter of 2013, the Company determined that its previously projected cash flows were not likely to be achieved and as a result revised these estimated cash flows and determined that its long-lived management services agreement assets were not recoverable through future cash flows. As a result, the Company determined the fair value of the management services agreement intangible assets utilizing a DCF analysis with consistent assumptions to those in the goodwill impairment analysis. Based on this assessment, the Company recorded an impairment of $3.1 million for the nine months ended September 30, 2013, which is included in operating expenses in the accompanying consolidated statements of operations.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

4. Goodwill and Management Services Agreements (Continued)

        The changes in the carrying amount of goodwill are as follows (in thousands):

	September 30, 2013	December 31, 2012
Cost	$174,353	$174,353
Impairment loss	(148,449)	(93,000)

Carrying value	$25,904	$81,353

5. Long-Term Debt

        As of September 30, 2013 and December 31, 2012, the Company's debt consisted of the following (in thousands):

	September 30, 2013	December 31, 2012
Senior secured notes (subject to compromise)	$210,000	$210,000
DIP credit agreement	20,000	—
Credit agreement	—	6,000
Notes payable	1,146	2,224

	231,146	218,224
Less unamortized discount	—	(2,617)
Less current portion of long-term debt	(21,146)	(7,357)

	$210,000	$208,250

        The Senior Notes are included in liabilities subject to compromise as of September 30, 2013.

        The principal terms of the agreements that govern the Company's outstanding indebtedness are summarized below:

11.75% Senior Secured Notes

        On May 13, 2010, the Company concluded an offering for $210.0 million of 11.75% Senior Secured Notes ("Senior Notes") which will mature on May 15, 2017. The Senior Notes were exchanged in January 2011 for registered notes with substantially identical terms. The Senior Notes generated net proceeds to the Company of $206.3 million, which were utilized to repay the outstanding balances of the Company's outstanding debt along with $9.0 million of expenses of the offering. The Senior Notes are secured by the assets of the Company and its subsidiaries and are guaranteed by the Company's subsidiaries. Semi-annual interest payments of $12.4 million are due on May 15th and November 15th of each year. The Company defaulted on its May 2013 interest payment. As of the date of the bankruptcy filing, the Company is no longer accruing interest related to the Senior Notes. For the nine months ended September 30, 2013, unaccrued interest was $7.4 million.

        The Senior Notes are governed by an indenture that contains certain restrictive covenants. These restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

5. Long-Term Debt (Continued)

investments, engage in transactions with stockholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets, and engage in mergers and consolidations.

        On November 30, 2012, January 29, 2013, March 15, 2013, April 12, 2013, May 15, 2013 and May 28, 2013, the Company entered into supplemental indentures (the "Supplemental Indentures") to that certain indenture, dated as of May 13, 2010 (the "Indenture"), among the Company, the guarantors listed therein and Wilmington Trust, National Association (successor by merger to Wilmington Trust FSB), as trustee (the "Trustee") and as collateral agent, with the Guarantors (as defined in the Indenture) and the Trustee. The Supplemental Indentures, among other things, (i) temporarily suspend the requirement that the Company publicly file certain information with the Securities and Exchange Commission (the "SEC") until the earliest of (i) June 15, 2013, (ii) the occurrence of a Default (as defined under the Indenture and other than a Default arising from the failure to make the payment of interest on the Senior Notes) and (iii) the occurrence of a Default or an Event of Default under the First Lien Loan Agreement (as defined under the Supplemental Indentures), subject to certain conditions and (ii) includes additional restrictions on the Company's ability to make restricted payments and enter into or modify transactions with its affiliates. The Commencement on June 14, 2013 of the financial restructuring by the Company in the Bankruptcy Court constituted a Default under the Indenture, as amended. The Company is currently in Default under the Indenture.

Credit Agreements

        On December 24, 2012, the Company, as guarantor, and its direct and indirect subsidiaries (collectively, the "Borrower"), entered into an Amended and Restated Credit Agreement (the "Credit Agreement") and a Side Letter to the Credit Agreement (the "Side Letter") with certain lenders (the "Lenders") and Wells Fargo Bank, National Association (the "Administrative Agent").

        The Credit Agreement provided for aggregate commitments of up to $15.0 million in term loans. An initial term loan of $6.0 million was drawn on December 24, 2012 and subsequent loans of $4.0 million and $5.0 million were drawn on February 13, 2013 and March 14, 2013, respectively. The Credit Agreement was not revolving and amounts repaid or prepaid by the Borrower could not be reborrowed.

        Loans bore interest at the elections of the Borrower either at a rate equal to a margin of 7.5% plus the Eurodollar Rate or a margin of 6.5% plus the prime rate. Interest was payable monthly on outstanding loans.

        On April 12, 2013, May 14, 2013, and May 23, 2013, the Company entered into amendments to the Credit Agreement and the Side Letter (the "Amendments"). The Amendments, among other things, extended the maturity date of the loans under the Credit Agreement. The commitments provided for in the Credit Agreement, as amended, terminate on, and all loans under the Credit Agreement have a maturity date of June 15, 2013.

        On June 19, 2013, the Company and its direct and indirect subsidiaries, entered into a Senior Secured Super-Priority Debtor-In-Possession Credit Agreement (the "DIP Credit Agreement") with Wells Fargo Bank, National Association. The DIP Credit Agreement provides for aggregate commitments of up to $25.0 million in term loans. An initial term loan of $20.0 million was drawn on June 19, 2013, of which approximately $15.5 million was used to repay the Credit Agreement and related interest. Loans bear interest at a rate equal to a margin of 8.0% plus the Eurodollar Rate, but not less than 1.25%, and mature on December 14, 2013, with an early repayment option.

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

5. Long-Term Debt (Continued)

        On October 19, 2012, the Company financed equipment with a two-year promissory note. The promissory note bears interest at a rate of 7.5% on the outstanding principal balance and is payable monthly in equal payments of $0.1 million through August 1, 2014 and a final payment due on September 1, 2014.

Loan Fees

        As December 31, 2012, the remaining unamortized balance of deferred loan fees was $6.4 million. During the third quarter, the Company adjusted the carrying value of the Senior Notes, including the deferred loan fees, to the allowed claim accepted by the Bankruptcy Court, which reduced the deferred loan fees to $0.

        Upon executing the Credit Agreement, deferred loan fees of $1.1 million related to the retired Revolving Credit Facility were expensed as debt extinguishment costs in the consolidated statements of operations for the year ended December 31, 2012. The Company recorded $1.5 million of deferred debt issuance costs related to the Amended and Restated Credit Agreement, which were amortized as interest expense over the term of the Amended and Restated Credit Agreement. For the nine months ended September 30, 2013, the Company recorded deferred debt issuance costs of $1.3 million related to the DIP Credit Agreement, which will be amortized as interest expense over the term of the loan.

6. Capital Leases

        The Company is the lessee to several lease agreements to purchase software and medical equipment. Interest rates on the leases range from 8.07% to 8.61%. The leases require monthly principal and interest payments and mature in 2013 and 2014. The leases are collateralized by the equipment leased.

	September 30, 2013	December 31, 2012
	(In Thousands)
Minimum lease payable	$1,225	$2,309
Less interest	(55)	(163)

Present value of minimum lease payments	1,170	2,146
Less current portion	(1,044)	(1,288)

	$126	$858

7. Income Taxes

        The tax benefit of net operating losses, temporary differences, and credit carryforwards is recorded as a deferred tax asset to the extent that management assesses that realization of that deferred tax asset is "more likely than not." Realization of the future tax benefit is dependent on the Company's ability to generate sufficient taxable income to utilize these tax benefits within their carryforward period. As a result of cumulative net operating losses, it is more likely than not that the Company will not generate sufficient taxable income to recover the deferred tax assets recorded for the nine months ended September 30, 2013 and the Company has recorded a valuation allowance as of September 30, 2013. The establishment of a

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

7. Income Taxes (Continued)

valuation allowance does not impair the Company's ability to use the deferred tax assets, such as net operating loss and tax credit carryforwards, upon achieving sufficient profitability.

        The Company's effective tax rate on pre-tax income for the nine months ended September 30, 2013 and 2012 was 0.2% and 22.1%, respectively. The significant decrease in the Company's effective tax rate for the nine months ended September 30, 2013 is primarily due to a deferred tax asset valuation allowance recorded during the period against the Company's deferred tax assets.

8. Unconsolidated Joint Ventures

        The Company has a 50% ownership interest in Memorial Southside Cancer Center, LLC ("Memorial"). The Company records its ownership interest under the equity method of accounting for an investment in an unconsolidated joint venture.

        At September 30, 2013, the Company determined based on reduced census and market factors that its investment in Memorial (which reflects an allocation of the impairment recorded by the Company) was impaired and recorded an impairment loss of $1.1 million, which is included in other expense in the accompanying statements of operations.

        At September 30, 2013 and December 31, 2012, the Company's investment in Memorial was approximately $0 and $1.2 million, respectively, and is recorded in other assets in the accompanying consolidated balance sheets.

        The condensed financial position and results of operations of Memorial are as follows (in thousands):

	Three Months ended September 30,
	2013	2012
Net revenue	$363	$578
Expenses	358	313

Net income	$5	$265

	Nine Months ended September 30,
	2013	2012
Net revenue	$1,065	$1,625
Expenses	1,085	1,107

Net (loss) income	$(20)	$518

        A summary of the changes in the equity investment in Memorial is as follows (in thousands):

Balance at December 31, 2012	$1,220
Impairment loss	(1,139)
Distributions from joint venture	(71)
Equity interest in net loss of joint venture	(10)

Balance at September 30, 2013	$—

OnCure Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2013

8. Unconsolidated Joint Ventures (Continued)

        On March 31, 2012 the Company purchased a 50.1% membership interest in Santa Maria Radiation, LLC, which owns a treatment center and administrative building the Company leases at that location, for an aggregate purchase price of $0.9 million. The earnings and distributions from this unconsolidated joint venture were $0.1 million for the nine months ended September 30, 2013. The Company records its membership interest under the equity method of accounting for an investment in an unconsolidated joint venture.

9. Related-Party Transactions

        The Company has agreed to pay an annual sponsor fee to Genstar Capital, LLC, the beneficial owner of common stock of the Company. The Company is currently accruing, but not paying, the annual sponsor fee that Genstar receives under its advisory services agreement with the Company. Such accrued amounts of $3.5 million are included in liabilities subject to compromise, and $0.4 million are included in accrued expenses at September 30, 2013. The Company accrued $0.4 million for the three months ended September 30, 2013 and 2012, respectively, and accrued $1.1 million for the nine months ended September 30, 2013 and 2012, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

10. Subsequent Events

        The Company has evaluated all subsequent events through November 14, 2013, the date these financial statements were available to be issued.

        On October 1, 2013, the Company did not pay the required principal and interest payment on the two-year promissory note and defaulted on the note. The payment was subsequently made on November 1, 2013, along with the November payment.

        On October 4, 2013, Santa Maria Radiation, LLC sold the administrative building it owned and, in accordance with its operating agreement, distributed $0.1 million to the Company.

        On October 25, 2013, the Bankruptcy Court confirmed that the Company's plan of reorganization was substantially complete and that the holders of the Senior Notes were authorized to complete a restructuring of the Company. Effective on that date, the Company emerged from bankruptcy protection and RTS, as approved by a majority of the holders of the Senior Notes, acquired all of the newly issued common stock of the Company, and all outstanding common stock and stock interests on that date were cancelled. New common stock was issued to RTS in exchange for $42.5 million in cash and up to $82.5 million in assumed debt, $7.5 million of which is subject to escrow conditions and will be released to holders of Senior Notes at the time the Company's centers achieve certain EBITDA targets. With the assumption of $82.5 million of debt, the remaining $127.5 million of Senior Notes were cancelled. Concurrent with the emergence from bankruptcy and RTS' controlling acquisition, the Company paid the initial term loan of $20.0 million and related interest on the DIP Credit Agreement.

CLINICA DE RADIOTERA
DE OCCIDENTE S A DE C
CLINAC

21st Century Oncology

Integrated Cancer Care

        Until                                             , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

13,333,333 Shares

21st Century Oncology Holdings, Inc.

Common Stock

PROSPECTUS

MORGAN STANLEY	J.P. MORGAN	WELLS FARGO SECURITIES

KEYBANC CAPITAL MARKETS	SUNTRUST ROBINSON HUMPHREY	AVONDALE PARTNERS	PIPER JAFFRAY

                           , 2014

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

[Alternative Pages for Series A Preferred Stock Prospectus]

Subject to Completion, dated May 7, 2014
PROSPECTUS

1,500,000 Shares

21st Century Oncology Holdings, Inc.

              % Series A Mandatory Convertible Junior Non-Voting Preferred Stock

We are offering 1,500,000 shares of our          % Series A mandatory convertible junior non-voting preferred stock, par value $0.0001 per share (the "Series A preferred stock").

Dividends on our Series A preferred stock will be payable on a cumulative basis when, as and if declared by our Board of Directors, at an annual rate of          % on the liquidation preference of $50.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in common stock or any combination of cash and common stock on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2014 and to, and including,                    , 2017.

Each share of Series A preferred stock will automatically convert on                   , 2017 into between                    and                   shares of our common stock, subject to anti-dilution adjustments. The number of shares of our common stock issuable on conversion will be determined based on the average VWAP per share of common stock over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to                   , 2017, holders may elect to convert each share of Series A preferred stock into common stock at the minimum conversion rate of                   shares of common stock per share of Series A preferred stock, subject to anti-dilution adjustments. If you elect to convert any Series A preferred stock during a specified period beginning on the effective date of a fundamental change (as described herein) of us, the conversion rate will be adjusted under certain circumstances and you will also be entitled to a fundamental change dividend make-whole amount (as described herein).

Concurrently with this offering, we are also making an initial public offering of 13,333,333 shares of our common stock. We currently expect the initial public offering price of our common stock to be between $14.00 and $16.00 per share. We have granted the underwriters of that offering an option to purchase up to an additional 2,000,000 shares of common stock. The closing of this offering of Series A preferred stock is conditioned upon the closing of the initial public offering of our common stock, but the closing of the initial public offering of common stock is not conditioned upon the closing of this offering of Series A preferred stock.

Prior to this offering, there has been no public market for our Series A preferred stock or our common stock. We have applied to list our Series A preferred stock on the New York Stock Exchange under the symbol "ICC PR." We have applied to list our common stock on the New York Stock Exchange under the symbol "ICC."

Investing in our Series A preferred stock involves risks. See "Risk Factors" beginning on page 22.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See also "Underwriting (Conflicts of Interest)" for a full description of compensation in connection with this offering.

The underwriters have an option to purchase up to 225,000 additional shares of Series A preferred stock from us at the public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Series A preferred stock will be made on or about                  , 2014.

Joint Book-Running Managers

MORGAN STANLEY	J.P. MORGAN	WELLS FARGO SECURITIES

Co-Managers

KEYBANC CAPITAL MARKETS	SUNTRUST ROBINSON HUMPHREY	AVONDALE PARTNERS	PIPER JAFFRAY

The date of this prospectus is                  , 2014.

 The Offering

        The summary below describes the principal terms of the Series A preferred stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus entitled "Description of Series A Preferred Stock" for a more detailed description of the terms and conditions of the Series A preferred stock.

Securities we are offering	1,500,000 shares of our % Series A mandatory convertible junior non-voting preferred stock, par value of $0.0001 per share (the "Series A preferred stock").
Public offering price	$50.00 per share of Series A preferred stock.
Underwriters' option	We have granted the underwriters a 30-day option to purchase up to 225,000 additional shares of Series A preferred stock at the public offering price, less the underwriting discount.
Dividends

            % of the liquidation preference of $50.00 per share of Series A preferred stock per year. Dividends will accumulate from the first original issue date and, to the extent that we are legally permitted to pay dividends and our Board of Directors declares a dividend payable with respect to our Series A preferred stock, we will pay such dividends in cash or, subject to certain limitations, in shares of common stock or any combination of cash and shares of common stock, as determined by us in our sole discretion, on each dividend payment date; provided that any undeclared and unpaid dividends will continue to accumulate. Dividends that are declared will be payable on the dividend payment dates (as described below) to holders of record on the immediately preceding March 1, June 1, September 1 and December 1 (each a "record date"), whether or not such holders convert their shares, or such shares are automatically converted, after such record date and on or prior to the immediately succeeding dividend payment date. The expected dividend payable on the first dividend payment date is $                per share. Each subsequent dividend is expected to be $                per share. See "Description of Series A Preferred Stock—Dividends."

If we elect to make any such payment of a declared dividend, or any portion thereof, in our common stock, such shares shall be valued for such purpose at 97% of the average VWAP per share (as defined under "Description of Series A Preferred Stock—Definitions") of our common stock over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the "average price"). In no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $                , which amount represents approximately            % of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate (such dollar amount, as adjusted, the "floor price"). To the extent that the amount of the declared dividend exceeds the product of the number shares of common stock delivered in connection with such declared dividend and the average price, we will, if we are legally able to do so, pay such excess amount in cash.

For purposes of this prospectus, references to "dividends" include any distributions, whether or not out of earnings and profits.
The initial price is $ , which equals the price at which our common stock was initially offered to the public in the concurrent offering of our common stock.
Dividend payment dates	March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2014 and to, and including, the mandatory conversion date.
Redemption	Our Series A preferred stock is not redeemable.
Mandatory conversion date	, 2017.
Mandatory conversion

On the mandatory conversion date, each share of Series A preferred stock, unless previously converted, will automatically convert into shares of our common stock based on the conversion rate as described below.

If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the immediately preceding record date, as described above. If, prior to the mandatory conversion date, we have not declared all or any portion of the accumulated dividends on the Series A preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of such accumulated dividends (the "additional conversion amount") divided by the greater of the applicable market value (as defined below) of our common stock and the floor price. To the extent that the additional conversion amount exceeds the product of the number of additional shares and the applicable market value, we will, if we are legally able to do so, declare and pay such excess amount in cash.

Conversion rate

The conversion rate for each share of Series A preferred stock will be not more than                shares of common stock and not less than                shares of common stock, depending on the applicable market value of our common stock, as described below and subject to certain anti-dilution adjustments. The "applicable market value" of our common stock is the average VWAP of our common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described under "Description of Series A Preferred Stock—Mandatory Conversion," and the following table illustrates the conversion rate per share of Series A preferred stock, subject to certain anti-dilution adjustments.

Applicable market value of our common stock	Conversion rate (number of shares of common stock to be received upon conversion of each share of Series A preferred stock)
Greater than $	shares
Equal to or less than $ but greater than or equal to $	Between and shares, determined by dividing $50.00 by the applicable market value shares
Less than $	shares

Conversion at the option of the holder	At any time prior to , 2017, you may elect to convert your shares of Series A preferred stock in whole or in part (but in no event less than one share of Series A preferred stock) at the minimum conversion rate of shares of common stock per share of Series A preferred stock as described under "Description of Series A Preferred Stock—Conversion at the Option of the Holder." This minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (the "early conversion date"), we have not declared all or any portion of the accumulated dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that holders converting their shares of Series A preferred stock receive an additional number of shares of common stock equal to such amount of accumulated dividends, divided by the greater of the floor price and the average VWAP of our common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

Conversion at the option of the holder upon fundamental change; fundamental change dividend make-whole amount

If we are the subject of specified "fundamental changes" (as defined under "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount") on or prior to                        , 2017, holders of the Series A preferred stock will have the right to convert their Series A preferred stock, in whole or in part, into common stock at the "fundamental change conversion rate" during the period beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the transaction and the price paid per share of common stock in such transaction. Holders who convert Series A preferred stock within that timeframe will also receive: (1) a fundamental change dividend make-whole amount, in cash or as an increase in the number

of shares of our common stock to be issued upon conversion, equal to the present value (computed using a discount rate of                % per annum) of all remaining dividend payments on their Series A preferred stock (excluding any accumulated dividends as of the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that, as of the effective date of the fundamental change, we have not declared any or all of the accumulated dividends on the Series A preferred stock as of such effective date, a further adjustment to the conversion rate so that holders receive an additional number of shares of common stock equal to the amount of such accumulated dividends (the "fundamental change additional conversion amount") divided by the greater of the floor price and the price paid per share of common stock in the transaction. To the extent that the fundamental change additional conversion amount exceeds the product of the number of additional shares and the price paid per share of common stock in such transaction, we will, if we are legally able to do so, declare and pay such excess amount in cash. See "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount."

Anti-dilution adjustments

The conversion rate may be adjusted in the event of, among other things: (1) stock dividends or distributions; (2) certain distributions of common stock options, rights or warrants to purchase our common stock; (3) subdivisions or combinations of our common stock; (4) certain distributions of evidences of our indebtedness, capital stock, securities, rights to acquire our shares, cash or other assets; (5) distributions of cash; and (6) certain self-tender or exchange offers for our common stock. See "Description of Series A Preferred Stock—Anti-dilution Adjustments."

Liquidation preference	$50.00 per share of Series A preferred stock.
Voting rights

The holders of the Series A preferred stock do not have voting rights, except with respect to certain changes in the terms of the Series A preferred stock and/or except as specifically required under Delaware law for preferred non-voting stock. In addition, if the preferential dividends on the Series A preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive periods, then the holders of the Series A preferred stock shall be entitled to vote for the election of a total of two additional members of our Board of Directors. For more information about voting rights, see "Description of Series A Preferred Stock—Voting Rights."

Ranking	The Series A preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•

senior to all of our shares of common stock and to each other class of capital stock or series of preferred stock issued in the future unless the terms of those shares expressly provide that they will rank senior to, or on a parity with, the Series A preferred stock;

• on a parity with any class of capital stock or series of preferred stock issued in the future the terms of which expressly provide that they will rank on a parity with the Series A preferred stock;
• junior to each class of capital stock or series of preferred stock issued in the future the terms of which expressly provide that they will rank senior to the Series A preferred stock; and
• junior to all of our existing and future indebtedness.

As of December 31, 2013, we had approximately $991.7 million of total debt outstanding. In addition, the Series A preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $67.1 million (or approximately $77.6 million if the underwriters exercise their option to purchase additional shares of Series A preferred stock in full).

We estimate that the net proceeds to us from the sale of our common stock in the concurrent offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $172.9 million (or approximately $200.8 million if the underwriters exercise their option to purchase additional shares of common stock in full).

We intend to use the net proceeds from the offerings to repay all outstanding amounts under our $90 million term loan facility (the "Term Facility"), to repay a portion of amounts outstanding under our $100 million revolving credit facility (the "Revolving Credit Facility" and together with the Term Facility, the "Credit Facilities"), to repay a portion of OnCure's 11.75% senior secured notes (the "OnCure Notes") (plus a portion of OnCure Notes held as an earnout, which amount will be held in escrow), to repay all amounts outstanding under the SFRO Credit Agreement and certain other SFRO indebtedness, to pay related fees and expenses and for general corporate purposes.

Material U.S. federal income tax consequences

The material U.S. federal income tax consequences of purchasing, owning and disposing of the Series A preferred stock and any common stock received upon conversion are described in the section entitled "Material United States Federal Income Tax Considerations."

Listing

We have applied to list our Series A preferred stock on the New York Stock Exchange under the symbol "ICC PR." We have applied to list our common stock on the New York Stock Exchange under the symbol "ICC."

Concurrent common stock offering

Concurrently with this offering of Series A preferred stock, we are offering 13,333,333 shares of common stock in the initial public offering of our common stock. We have granted the underwriters of that offering a 30-day option to purchase up to an additional 2,000,000 shares of common stock. The closing of the offering of our Series A preferred stock is conditioned upon the closing of the initial public offering of our common stock, but the closing of the initial public offering of common stock is not conditioned upon the closing of the offering of Series A preferred stock.

Transfer agent and registrar	American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the Series A preferred stock.
Payment and settlement

The Series A preferred stock are expected to be delivered against payment on                    , 2014. The Series A preferred stock will be registered in the name of a nominee of The Depository Trust Company ("DTC") in New York, New York. In general, beneficial interests in the Series A preferred stock will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Risk factors	See "Risk Factors" beginning on page 22 of this prospectus for a discussion of risks you should carefully consider before deciding to invest in our Series A preferred stock.

        Immediately after the consummation of this offering, we will have 1,500,000 shares of Series A preferred stock and 29,745,520 shares of common stock issued and outstanding, assuming a public offering price of $15.00 per share of common stock in the initial public offering of our common stock (based on the midpoint of the estimated public offering price range for the concurrent common stock offering set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares. If the underwriters in this offering exercise their option to purchase additional shares in full and the underwriters in the concurrent common stock offering exercise their option to purchase additional shares in full, we will have 1,725,000 shares of Series A preferred stock and 31,745,520 shares of common stock issued and outstanding, assuming a public offering price of $15.00 per share of common stock in the concurrent common stock offering (based on the midpoint of the estimated public offering price range for the concurrent common stock offering set forth on the cover page of this prospectus).

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock or Series A preferred stock to be outstanding immediately after the offerings:

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of the concurrent common stock offering;

  •
  is based on the number of shares of common stock outstanding after giving effect to the approximately 15,965-for-1 stock split, which we will complete immediately prior to the consummation of the concurrent common stock offering (assuming an offering price of $15.00 per share (the mid-point of the price range set forth on in the prospectus for the concurrent common stock offering)); and

  •
  assumes (1) no exercise by the underwriters of their option to purchase up to 2,000,000 additional shares of common stock from us in the common stock offering and 225,000 additional shares of Series A preferred stock from us in this offering and (2) an initial public offering price of common stock of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

 Risks Related to this Offering and Ownership of Our Series A Preferred Stock and Common Stock

You will bear the risk of a decline in the market price of our common stock between the pricing date for the Series A preferred stock and the mandatory conversion date.

        The number of shares of common stock that you will receive upon mandatory conversion is not fixed but instead will depend on the applicable market value, which is the average VWAP of our common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date. The aggregate market value of the common stock that you would receive upon mandatory conversion may be less than the aggregate liquidation preference of your Series A preferred stock. Specifically, if the applicable market value of our common stock is less than the initial price of $            , the market value of the common stock that you would receive upon mandatory conversion of each share of Series A preferred stock will be less than the $50.00 liquidation preference, and an investment in the Series A preferred stock would result in a loss. Accordingly, you will bear the risk of a decline in the market price of our common stock. Any such decline could be substantial.

If we are a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange upon completion of the offerings, we will qualify for exemptions from certain corporate governance requirements.

        Upon completion of the offerings, Vestar, through its interest in 21CI, may continue to control a majority of the voting power of our outstanding common stock. Vestar has a voting majority of all outstanding voting units of 21CI. If 21CI owns a majority of our shares of outstanding common stock upon completion of the offerings, Vestar will control a majority of the voting power of our outstanding common stock and, as a result, we will be a "controlled company" within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

  •
  the requirement that a majority of the Board of Directors consists of independent directors;

  •
  the requirement that nominating and corporate governance matters be decided solely by independent directors; and

  •
  the requirement that employee and officer compensation matters be decided solely by independent directors.

        If we were to qualify as a "controlled company" following the offerings, we may choose to rely on these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. If we choose to rely on exemptions from certain corporate governance requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The opportunity for equity appreciation provided by your investment in the Series A preferred stock is less than that provided by a direct investment in our common stock.

        The market value of each share of common stock that you would receive upon mandatory conversion of each share of Series A preferred stock on the mandatory conversion date will only exceed the liquidation preference of $50.00 per share of Series A preferred stock if the applicable market value of our common stock exceeds the threshold appreciation price of $            . The threshold appreciation price represents an appreciation of approximately        % over the initial price. In this event, you would receive on the mandatory conversion date approximately        % (which percentage is equal to the initial price divided by the threshold appreciation price) of the value of our common stock that you would have received if you had made a direct investment in our common stock on the date of this prospectus. This means that the opportunity for equity appreciation provided by an investment in our Series A preferred stock is less than that provided by a direct investment in our common stock.

        In addition, if the market value of our common stock appreciates and the applicable market value of our common stock is equal to or greater than the initial price but less than or equal to the threshold appreciation price, the aggregate market value of our common stock that you would receive upon mandatory conversion will only be equal to the aggregate liquidation preference of the Series A preferred stock, and you will realize no equity appreciation on our common stock.

The market price of our common stock, which may fluctuate significantly, may adversely affect the market price for our Series A preferred stock.

        We expect that generally the market price of our common stock will affect the market price of our Series A preferred stock more than any other single factor. This may result in greater volatility in the market price of the Series A preferred stock than would be expected for nonconvertible preferred stock. The market price of our common stock will likely fluctuate in response to a number of factors, including our financial condition, operating results and prospects, as well as economic, financial and other factors, such as prevailing interest rates, interest rate volatility, changes in our industry and competitors and government regulations, many of which are beyond our control. For more information regarding such factors, see "—Risks Related to Our Business" and the risk factor below entitled "There is no existing market for our Series A preferred stock or our common stock, and we do not know whether one will develop to provide you with adequate liquidity. If the price of either our Series A preferred stock or our common stock fluctuates after this offering, you could lose a significant part of your investment."

        In addition, we expect that the market price of the Series A preferred stock will be influenced by yield and interest rates in the capital markets, the time remaining to the mandatory conversion date, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the conversion rate. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of our Series A preferred stock and our common stock. Any such arbitrage could, in turn, affect the market prices of our common stock and our Series A preferred stock.

The adjustment to the conversion rate and the payment of the fundamental change dividend make-whole amount upon the occurrence of certain fundamental changes may not adequately compensate you.

        If a fundamental change (as defined in "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount") occurs on or prior to the conversion date, we will adjust the conversion rate for the Series A preferred stock converted during the fundamental change conversion period (as defined in "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change: Fundamental Change Dividend Make-whole Amount") unless the stock price is less than $            or above $            (in each case, subject to adjustment) and, with respect to those shares of Series A preferred stock converted, you will also receive, among other consideration, a fundamental change dividend make-whole amount. The number of shares to be issued upon conversion in connection with a fundamental change will be determined as described in "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount." Although this adjustment to the conversion rate and the payment of the fundamental change dividend make-whole amount are designed to compensate you for the lost option value of your Series A preferred stock and lost dividends as a result of a fundamental change, they are only an approximation of such lost value and lost dividends and may not adequately compensate you for your actual loss.

The conversion rate of our Series A preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of our Series A preferred stock or our common stock issuable upon conversion of share of Series A preferred stock.

        The number of shares of common stock that you are entitled to receive upon conversion of the Series A preferred stock is subject to adjustment only for stock splits and combinations, stock dividends and specified other transactions. See "Description of Series A Preferred Stock—Anti-dilution Adjustments" for further discussion of anti-dilution adjustments. However, other events, such as employee and director option grants or offerings of our common stock or securities convertible into common stock (other than those set forth in "Description of Series A Preferred Stock—Anti-dilution Adjustments") for cash or in connection with acquisitions, which may adversely affect the market price of our common stock, may not result in any adjustment. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Series A preferred stock. In addition, the terms of our Series A preferred stock do not restrict our ability to offer common stock or securities convertible into common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of our Series A preferred stock before in engaging in any such offering or transaction.

Except under very limited circumstances, you will have no rights with respect to our common stock until you convert your Series A preferred stock, but you may be adversely affected by certain changes made with respect to our common stock.

        Except under very limited circumstances, you will have no rights with respect to our common stock, including voting rights, rights to respond to tender offers of our common stock, if any, and rights to receive dividends or other distributions on our common stock, if any (other than through a conversion rate adjustment), prior to the conversion date with respect to a conversion of your Series A preferred stock, but your investment in our Series A preferred stock may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of our common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our amended and restated certificate of incorporation requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

You may have to pay taxes with respect to constructive distributions that you do not receive.

        The conversion rate of our Series A preferred stock will be adjusted in certain circumstances. See "Description of Series A Preferred Stock—Anti-dilution Adjustments." For United States federal income tax purposes, adjustments to a fixed conversion rate, or failures to make certain adjustments, that have the effect of increasing your proportionate interest in our assets or earnings and profits may result in a deemed distribution to you. Such deemed distribution will be taxable to you, even though you do not actually receive a distribution. If you are a non-United States holder (as defined in "Certain United States Federal Income and Estate Tax Considerations"), such deemed distribution may be subject to United States federal income tax at a 30% or reduced treaty rate, collected by withholding. The applicable withholding agent may withhold the United State federal income tax on such dividend from any cash, shares of common stock or sales proceeds otherwise payable to you. See "Certain United States Federal Income and Estate Tax Considerations."

You will have no voting rights except under limited circumstances.

        You do not have voting rights with respect to our Series A preferred stock, except with respect to certain fundamental changes in the terms of the Series A preferred stock and/or except as specifically required by Delaware law. You will have no right to vote for any members of our Board of Directors except in the case of certain dividend arrearages. If dividends on any shares of the Series A preferred stock have not been paid in the aggregate amount equivalent to at least six or more dividend payments, whether or not for consecutive dividend periods, the holders of shares of Series A preferred stock, voting together as a single class with holders of any and all other classes or series of voting preferred stock entitled to similar voting rights, will be entitled to vote for the election of a total of two additional members of our Board of Directors, subject to the terms and limitations described in the section of this prospectus supplement entitled "Description of Series A Preferred Stock—Voting Rights."

Our Series A preferred stock will rank junior to all of our and our subsidiaries' liabilities, as well as the capital stock of our subsidiaries held by third parties, in the event of a bankruptcy, liquidation or winding up of our or our subsidiaries' assets.

        In the event of a bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our Series A preferred stock only after all of our liabilities have been paid. In addition, our Series A preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries, as well as the share capital of our subsidiaries held by third parties. Our rights to participate in the assets of its subsidiaries upon any liquidation or reorganization of any subsidiary, and therefore your rights, will rank junior to the prior claims of that subsidiary's creditors and third-party equity holders. In the event of a bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries' liabilities, to pay amounts due on any or all of our Series A preferred stock then outstanding. As of December 31, 2013, we had approximately $991.7 million of total indebtedness outstanding.

Our ability to pay dividends on our Series A preferred stock may be limited.

        Our payment of dividends on our Series A preferred stock in the future will be largely at the discretion of our Board of Directors and will depend upon results of operations, financial performance, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

        The indentures governing our notes, our Credit Facilities and other financing arrangements that we are a party to concurrently or that we may enter into in the future limit or may limit our ability to pay cash dividends on our capital stock, including on the Series A preferred stock. As a result, we may be unable to pay dividends in cash on the Series A preferred stock unless we can refinance the amounts outstanding under those agreements. We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. We will rely on our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends that are not otherwise available. Our subsidiaries' ability to make distributions to us is restricted under the terms of the indentures governing our notes and our Credit Facilities and certain other agreements.

        If upon (i) mandatory conversion, (ii) an early conversion at the option of a holder or (iii) an early conversion upon a fundamental change, we have not declared all or any portion of the accumulated dividends payable on the Series A preferred stock for specified periods, the applicable conversion rate will be adjusted so that converting holders receive an additional number of shares of common stock having a market value generally equal to the amount of such accumulated dividends, subject to the limitations described under "Description of Series A Preferred Stock—Mandatory Conversion," "—Conversion at the Option of the Holder" and "—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount," respectively. In the case of mandatory conversion or conversion upon a fundamental change, if these limits to the adjustment of the conversion rate are reached, we will pay the shortfall in cash if we are legally permitted to do so. We will not have an obligation to pay the shortfall in cash if these limits to the adjustment of the conversion rate are reached in the case of an early conversion at the option of the holder.

The market price of our Series A preferred stock may be adversely affected by the market price of our common stock, which may be in turn be adversely affected by the Series A preferred stock.

        We believe that the market price of our common stock will directly affect the market price of our Series A preferred stock. The market price of our common stock, in turn, may fluctuate significantly in response to a number of factors, many of which are beyond our control. For example, the market price of our common stock could become more volatile and could be depressed by:

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  investors' anticipation of the potential resale in the market of a substantial number of additional common stock received upon conversion of the Series A preferred stock;

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  possible sales of our common stock by investors who view the Series A preferred stock as a more attractive means of equity participation in us than owning our common stock; and

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  hedging or arbitrage trading activity that may develop involving the Series A preferred stock and our common stock.

Our equity sponsor may have the ability to control significant corporate activities after the completion of this offering and our equity sponsor's interests may not coincide with yours.

        After the consummation of this offering, Vestar will beneficially own in the aggregate, approximately 80.4% of the voting interest in 21CI. As a result of its ownership, Vestar, so long as 21CI holds a majority of our outstanding shares, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. In addition, under the new stockholders agreement that we intend to enter into with 21CI prior to the completion of the concurrent common stock offering, 21CI will have the right to nominate directors for election to our board of directors, and we will agree to support those nominees. Under certain circumstances, those nominees could constitute a majority of our board of directors even though 21CI at the time owns less than a majority of our common stock, giving Vestar decision-making control over us. Upon completion of this offering, if 21CI holds a majority of our outstanding shares, matters over which Vestar, through its control of 21CI, will, directly or indirectly, exercise control include:

  •
  the election of our Board of Directors and the appointment and removal of our officers;

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  mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

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  other material acquisitions or dispositions of businesses or assets;

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  incurrence of indebtedness and the issuance of equity securities;

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  repurchase of stock and payment of dividends; and

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  the issuance of shares to management under our equity incentive plans.

        Even if 21CI's ownership of our shares is, or falls, below a majority, Vestar may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Vestar and its affiliates will not have any obligation to present to us, and Vestar may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See "Description of Capital Stock—Corporate Opportunity."

There is no existing market for our Series A preferred stock or our common stock, and we do not know whether one will develop to provide you with adequate liquidity. If the price of either our Series A preferred stock or our common stock fluctuates after this offering, you could lose a significant part of your investment.

        Prior to this offering, there has been no public market for either our Series A preferred stock or our common stock. If an active trading market does not develop, you may have difficulty selling any of our

Series A preferred stock or our common stock that you receive upon conversion of shares of Series A preferred stock or as dividends on the Series A preferred stock. The initial public offering price for our common stock and the offering price for our Series A preferred stock will be determined by negotiations between us and the underwriters in the relevant offering and market conditions and may not be indicative of market prices following such offerings. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. An active public market for our Series A preferred stock or common stock may not develop or be sustained after such offerings. If an active public market does not develop or is not sustained, it may be difficult for you to sell your Series A preferred stock or shares of common stock at a price that is attractive to you, or at all.

The price of our Series A preferred stock and common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our Series A preferred stock and common stock is likely to be volatile, in part because such shares have not been traded publicly. In addition, the market price of our Series A preferred stock and common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

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  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our Series A preferred stock or common stock;

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  downgrades by any securities analysts who follow our Series A preferred stock and common stock;

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  future sales of our common stock by our officers, directors and significant stockholders;

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  market conditions or trends in our industry or the economy as a whole and, in particular, in the healthcare environment;

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  investors' perceptions of our prospects;

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  announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

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  changes in key personnel.

        In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in the healthcare industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Future sales or issuances of our common stock, or the perception in the public markets that these sales or issuances may occur, may depress the stock price of our common stock and thus cause the price of the Series A preferred stock to decline.

        Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, or the conversion of our Series A preferred stock or the payment of dividends on the Series A preferred stock in the form of common stock, or the perception that such conversion or dividends could occur, could adversely affect the price of our common stock and thus our Series A preferred stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 50,000,000 shares of preferred stock, of which 1,500,000 shares of Series A preferred stock will be outstanding. Upon completion of the initial public offering of our common stock we will have 29,745,520 shares of common stock outstanding. The shares of common stock and Series A preferred stock offered in these offerings will be freely tradable without restriction under the Securities Act, except for any shares of our common stock or Series A preferred stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, each of our officers and directors and Vestar, through its control of 21CI, and certain other securityholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Series A preferred stock or common stock or other securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance of common stock upon exercise of options under our existing management incentive plan. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting (Conflicts of Interest)."

        All of our shares of Series A preferred stock and common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances) and applicable volume and other limitations imposed under federal securities laws. In addition, see "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 16.4 million shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" and "Shares Eligible for Future Sale—Registration Rights" for a more detailed description of these rights.

        In the future, we may also issue our securities in connection with acquisitions or investments. The amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of our then-outstanding shares of our common stock.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management's attention from our business.

        We will be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

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  prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

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  create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

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  institute compliance and internal audit functions that are more comprehensive;

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  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

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  enhance our investor relations function;

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  maintain internal policies, including those relating to disclosure controls and procedures; and

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  involve and retain outside legal counsel and accountants in connection with the activities listed above.

        As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff with the requisite technical knowledge.

        In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur certain additional annual expenses related to these activities and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and the stock price of our common stock and Series A preferred stock.

        As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, as long as we are an "emerging growth company," our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. Testing and maintaining internal controls may divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock and Series A preferred stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

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  provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

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  establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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  establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

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  limit the ability of stockholders to remove directors if Vestar ceases to own more than 40% of our voting common stock;

  •
  prohibit stockholders, other than Vestar for so long as it beneficially owns at least 40% of our common stock, from calling special meetings of stockholders; and

  •
  require the approval of holders of at least 75% of the outstanding shares of our voting common stock to amend our amended and restated certificate of incorporation and for shareholders to amend our amended and restated bylaws, in each case if Vestar ceases to own more than 40% of our common stock.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see "Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Our amended and restated certificate of incorporation upon consummation of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation upon consummation of this offering will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL"), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We will have broad discretion in how we use the proceeds of the offerings and we may not use these proceeds effectively. This could affect our results of operations and cause the price of our common stock and Series A preferred stock to decline.

        Our management team will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We intend to use the net proceeds from the sale of common stock by us in this offering to repay outstanding amounts under our Term Facility, to repay a portion of amounts outstanding under our Revolving Credit Facility, to repay a portion of OnCure Notes (plus a portion of OnCure Notes held as an earnout, which amount will be held in escrow), to repay all amounts outstanding under the SFRO Credit Agreement and certain other SFRO Indebtedness, to pay related fees and expenses and for general corporate purposes. We may use the net proceeds for corporate purposes that do not improve our results of operations or which cause our the price of our common stock and Series A preferred stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our Series A preferred stock and common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our Series A preferred stock and common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our Series A preferred stock and common stock, the trading price for our Series A preferred stock and common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Series A preferred stock or common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Series A preferred stock and common stock could decrease, which could cause our stock price and trading volume to decline.

Provisions of our amended and restated certificate of incorporation could have the effect of preventing the Company from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.

        Our amended and restated certificate of incorporation will provide that Vestar and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of Vestar. In the event that Vestar obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our amended and restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See "Description of Capital Stock—Corporate Opportunity."

Because we do not intend to pay cash dividends or other distributions on shares of our common stock in the foreseeable future, following conversion of the Series A preferred stock you may not receive any return on the shares of common stock you receive unless you are able to sell your common stock for a price greater than your purchase price.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends or other distributions on shares of our common stock for the foreseeable future. Any determination to pay dividends or other distributions in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under our Credit Facilities and the indentures governing our notes, any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, following conversion of the Series A preferred stock, realization of a gain on the shares of common stock you receive will depend on the appreciation of the price of our common stock, which may never occur.

 RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table presents the ratio of our earnings to fixed charges and preferred stock dividends for the periods indicated:

Year Ended December 31,
2009	2010	2011	2012	2013
—	—	—	—	—

        For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor. The amount by which earnings were insufficient to cover fixed charges were $9.127 million, $128.292 million, $377.137 million, $148.837 million and $95.471 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively. Pro forma for the year ended December 31, 2013, earnings to fixed charges reflected a shortfall of $82.671 million.

 DESCRIPTION OF SERIES A PREFERRED STOCK

        The following is a summary of certain provisions of our certificate of designation relating to our        % Series A mandatory convertible junior non-voting preferred stock, par value of $0.0001 per share (the "Series A preferred stock"). A copy of the certificate of designation is available upon request from us at the address set forth in the section of this prospectus entitled "Where You Can Find More Information." The following summary of the terms of the Series A preferred stock is subject to, and qualified in its entirety by reference to, the provisions of our certificate of designation.

        As used in this section, the terms "us," "we" or "our" refer to 21st Century Oncology Holdings, Inc. and not any of its subsidiaries.

General

        Under our amended and restated certificate of incorporation, we will have an authorized capital stock of 50,000,000 shares of preferred stock of any class with a par value of $0.0001 per share. As described under "Description of Capital Stock," our amended and restated certificate of incorporation authorizes our Board of Directors to issue shares of any class from time to time on terms it may determine to the fullest extent permitted by the DGCL. At the consummation of this offering, we will issue 1,500,000 shares of Series A preferred stock. In addition, we have granted the underwriters an option to purchase up to 225,000 additional shares of Series A preferred stock in accordance with the procedures set forth in "Underwriting."

        When issued, the Series A preferred stock and any common stock issued upon the conversion of the Series A preferred stock will be fully paid and nonassessable. The holders of the Series A preferred stock will have no preemptive or preferential rights to purchase or subscribe to shares, obligations, warrants or other securities of ours of any class. American Stock Transfer & Trust Company will serve as the transfer agent and registrar of our common stock and will serve as transfer agent, registrar and conversion and dividend disbursing agent for the Series A preferred stock.

Ranking

        The Series A preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, rank:

  •
  senior to (i) our common stock and (ii) each other class of capital stock or series of preferred stock established after the first original issue date of the Series A preferred stock (which we refer to as the "issue date") the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "junior stock");

  •
  on parity with any class of capital stock or series of preferred stock established after the issue date the terms of which expressly provide that such class or series will rank on a parity with the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "parity stock");

  •
  junior to each class of capital stock or series of preferred stock established after the issue date the terms of which expressly provide that such class or series will rank senior to the Series A preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as "senior stock"); and

  •
  junior to our existing and future indebtedness.

        In addition, the Series A preferred stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the capital stock of our subsidiaries held by third parties.

Dividends

        Subject to the rights of holders of shares of any class of capital stock ranking senior to the Series A preferred stock with respect to dividends, holders of Series A preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for payment, cumulative dividends at the rate per annum of        % on the liquidation preference of $50.00 per Series A preferred stock (equivalent to $            per annum per share), payable in cash, by delivery of our common stock or through any combination of cash and our common stock, as determined by us in our sole discretion (subject to the limitations described below). See "—Method of Payment of Dividends." Dividends on the Series A preferred stock may be declared quarterly, and if declared, will be payable quarterly on March 15, June 15, September 15 and December 15 of each year; to and including the mandatory conversion date (as defined below), commencing on June 15, 2014 (each, a "dividend payment date") at such annual rate, and shall be calculated from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the issue date of the Series A preferred stock. Dividends for any dividend period or periods shall accumulate whether or not declared or there are funds legally available for the declaration and payment of such dividends. Declared dividends will be payable on the relevant dividend payment date to holders of record as they appear on our share register at 5:00 p.m., New York City time, on the immediately preceding March 1, June 1, September 1 and December 1 (each, a "record date"), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. These record dates will apply regardless of whether a particular record date is a business day. A "business day" means any day other than a Saturday or Sunday or other day on which commercial banks in New York City are authorized or required by law or executive order to close. If a dividend payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in lieu of interest accruing with respect to this delay.

        A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of our Series A preferred stock and will end on and exclude the                                    , 2014 dividend payment date. The amount of dividends payable on each share of Series A preferred stock for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends payable on the Series A preferred stock for any period other than a full dividend period will be computed based upon the actual number of days elapsed during the period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the Series A preferred stock for the first dividend period, assuming the issue date is                                    , 2014, will be $            per share (based on the annual dividend rate of         % and a liquidation preference of $50.00 per share) and will be payable, when, as and if declared, on June 15, 2014. The dividend on the Series A preferred stock for each subsequent dividend period, when, as and if declared, will be $            per share (based on the annual dividend rate of        % and a liquidation preference of $50.00 per share). Accumulated dividends will not bear interest if they are paid subsequent to the applicable dividend payment date.

        No dividend will be declared or paid upon, or any sum or number of shares of common stock set apart for the payment of dividends upon, any outstanding shares of Series A preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of shares of common stock has been set apart for the payment of such dividends upon, all outstanding Series A preferred stock.

        Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Series A preferred stock, may be limited by the terms of our indentures, credit agreements and other financing arrangements that we are a party or that we may enter into in the future and our ability to receive distributions from our subsidiaries, which is in turn limited by the terms of the indentures and credit agreements governing a substantial portion of their outstanding debt and other agreements. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See "Risk Factors—Risks Related to this Offering and Ownership of Our Series A Preferred Stock and Common Stock—Our ability to pay dividends on our Series A preferred stock may be limited."

        So long as any Series A preferred stock remains outstanding, no dividend or distribution shall be declared or paid on the common stock or any other junior stock, and no common stock or junior stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of shares of common stock has been set apart for the payment of such dividends upon, all outstanding Series A preferred stock. The foregoing limitation shall not apply to: (i) a dividend payable on any junior stock in shares of any other junior stock, or to the acquisition of any junior stock in exchange for, or through application of the proceeds of the sale of, shares of any other junior stock; (ii) redemptions, purchases or other acquisitions of common stock or other junior stock in connection with the administration of any benefit or other incentive plan in the ordinary course of business (including purchases to offset the share dilution amount pursuant to a publicly announced repurchase plan); provided that any purchases to offset the share dilution amount shall in no event exceed the share dilution amount; (iii) any dividends or distributions of rights or junior stock in connection with a shareholders' rights plan or any redemption or repurchase of rights pursuant to any shareholders' rights plan; (iv) the acquisition by us or any of our subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians; (v) the exchange or conversion of junior stock for or into other junior stock (with the same or lesser aggregate liquidation amount); and (vi) any payment of dividends previously declared or the redemption, repurchase or retirement of any junior stock if at the date of any irrevocable redemption notice such payment would have complied herewith and cash payments in lieu of fractional shares. The phrase "share dilution amount" means the increase in the number of diluted shares outstanding (determined in accordance with U.S. GAAP, and as measured from the issue date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

        When dividends are not paid in full (or declared and a sum or number of shares of common stock sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any dividend payment date on Series A preferred stock, all dividends declared on the Series A preferred stock and any other parity stock shall be declared so that the respective amounts of such dividends declared on the Series A preferred stock and each such other class or series of parity stock shall bear the same ratio to each other as all accumulated and unpaid dividends per share on the Series A preferred stock and such class or series of parity stock (subject to their having been declared by the Board of Directors out of legally available funds and including, all accumulated but unpaid dividends) bear to each other; provided that any unpaid dividends will continue to accumulate.

        Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by our Board of Directors may be declared and paid on any securities, including common stock and other junior stock, from time to time out of any funds legally available for such payment, and holders of the Series A preferred stock shall not be entitled to participate in any such dividends.

Method of Payment of Dividends

        Subject to the limitations described below, we may pay any declared dividend (or any portion of any declared dividend) on the Series A preferred stock (whether or not for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends pursuant to the provisions described in "—Mandatory Conversion" and "—Conversion at the Option of

the Holder Upon Fundamental Change; Fundamental Change Dividend Make-whole Amount"), determined in our sole discretion:

  •
  in cash;

  •
  by delivery of our common stock; or

  •
  through any combination of cash and our common stock.

        We will make each payment of a declared dividend on the Series A preferred stock in cash, except to the extent we elect to make all or any portion of such payment in our common stock. We will give the holders of the Series A preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock no later than 12 trading days (as defined below) prior to the dividend payment date for such dividend.

        If we elect to make any such payment of a declared dividend, or any portion thereof, in our common stock, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at 97% of the average VWAP per share (as defined below) of our common stock over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the "average price").

        No fractional shares of common stock will be delivered to the holders of the Series A preferred stock in respect of dividends. We will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a common share based on the average VWAP per share of common stock over the ten consecutive trading day period ending on the second trading day immediately preceding the relevant dividend payment date.

        Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $            , subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate as set forth below in the section of this prospectus entitled "—Anti-dilution Adjustments" (such dollar amount, as adjusted, the "floor price"). To the extent that the amount of the declared dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and the average price, we will, if we are legally able to do so, pay such excess amount in cash.

        To the extent a shelf registration statement is required in our reasonable judgment in connection with the issuance of or for resales of common stock issued as payment of a dividend, including dividends paid in connection with a conversion, we will, to the extent such a registration statement is not currently filed and effective, use our reasonable best efforts to file and maintain the effectiveness of such a shelf registration statement until the earlier of such time as all such common stock have been resold thereunder and such time as all such shares are freely tradable without registration. To the extent applicable, we will also use our reasonable best efforts to have the common stock qualified or registered under applicable state securities laws, if required, and approved for listing on the New York Stock Exchange (or if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed).

Redemption

        The Series A preferred stock will not be redeemable.

Liquidation Preference

        In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series A preferred stock will be entitled to receive a liquidation preference in the amount of $50.00 per share of Series A preferred stock (the "liquidation preference"), plus an amount equal to accumulated dividends and declared and unpaid dividends on the shares to but excluding the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our shareholders, after satisfaction of liabilities owed to our creditors and holders of any senior stock and before any payment or distribution is made to holders of junior stock (including our common stock). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated dividends and declared and unpaid dividends of the Series A preferred stock and all parity stock are not paid in full, the holders of the Series A preferred stock and any parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled, the holders of the Series A preferred stock will have no right or claim to any of our remaining assets.

        Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

        Our amended and restated certificate of incorporation and the certificate of designation do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A preferred stock even though it is substantially in excess of the nominal value thereof.

Voting Rights

        The holders of the Series A preferred stock do not have any voting rights other than those described below, except as specifically required by Delaware law.

        Whenever preferential dividends on any shares of Series A preferred stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a "nonpayment"), the holders of such Series A preferred stock, voting together as a single class with holders of any and all other classes or series of voting preferred stock (as defined below) entitled to similar voting rights, will be entitled to vote for the election of a total of two additional members of our Board of Directors (the "preferred stock directors"); provided that the election of any such directors will not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our Board of Directors shall, at no time, include more than two preferred stock directors. In that event, we will automatically increase the number of directors on our board by two, and the new directors will be elected at a special meeting of voting preferred stockholders called at the request of the holders of at least 20% of the shares of Series A preferred stock or of any other series of voting preferred stock entitled to similar voting rights (provided that such request is received at least 90 calendar days before the date fixed for the next annual or special meeting of the stockholders, failing which election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting, so long as the holders of Series A preferred stock continue to have such voting rights.

        As used in this prospectus, "voting preferred stock" means any other class or series of our preferred stock ranking equally with the Series A preferred stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable.

        If and when all accumulated and unpaid dividends have been paid in full, or declared and a sum of cash sufficient for such payment shall have been set aside, the holders of Series A preferred stock shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment (and the number of dividend periods in which dividends have not been declared and paid shall be reset to zero). If such voting rights for the holders of Series A preferred stock and all other holders of voting preferred stock have terminated, the term of office of each preferred stock director so elected will terminate and the number of directors on our board shall automatically decrease by two.

        So long as any Series A preferred stock remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A preferred stock and all other series of preferred stock entitled to vote thereon voting together as a single class under our amended and restated certificate of incorporation or applicable law:

  •
  amend, alter or repeal the provisions of our amended and restated certificate of incorporation or certificate of designation for the Series A preferred stock or adopt any board resolution having such effect so as to authorize or create, or increase the authorized amount of, any specific class or series of shares ranking senior to the Series A preferred stock with respect to payment of dividends or the distribution, to the extent this adversely impacts the Series A preferred stock, of our assets upon our liquidation, dissolution or winding-up;

  •
  amend, alter or repeal the provisions of our amended and restated certificate of incorporation or certificate of designation for the Series A preferred stock or adopt any board resolution having such effect so as to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series A preferred stock, taken as a whole; or

  •
  consummate a binding share exchange or reclassification involving the Series A preferred stock or a merger or consolidation of us into or with another entity, unless in each case: (i) Series A preferred stock remains outstanding and is not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such Series A preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A preferred stock immediately prior to such consummation, taken as a whole;

provided, however, that, unless otherwise required by law, (1) any increase in the number of our authorized but unissued shares of preferred stock, (2) any increase in the authorized or issued number of shares of Series A preferred stock and (3) the creation and issuance, or an increase in the authorized or issued number, of any other series of preferred stock ranking equally with or junior to the Series A preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up, will be deemed not to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series A preferred stock. Notwithstanding the foregoing, any increase in the authorized number of shares of Series A preferred stock or creation of any other series of preferred stock ranking equally with the Series A preferred stock with respect to the payment of dividends and/or distribution of assets upon liquidation, dissolution or winding up, will require the affirmative vote or consent of the holders of at least a majority of the outstanding Series A preferred stock. If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series A preferred stock for this purpose), then only the series of voting preferred stock adversely affected and entitled to vote shall vote as a class in lieu of all other series of voting preferred stock.

        Without the consent of the holders of the Series A preferred stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the Series A preferred stock, taken as a whole, we may unless otherwise required by law amend, alter, supplement, or repeal any terms of the Series A preferred stock for the following purposes:

  •
  to cure any ambiguity or mistake, or to correct or supplement any provision contained in certificate of designation relating to the Series A preferred stock that may be defective or inconsistent with any other provision contained in the certificate of designation relating to the Series A preferred stock; or

  •
  to make any provision with respect to matters or questions relating to the Series A preferred stock that is not inconsistent with the provisions of the certificate of designation relating to the Series A preferred stock.

Mandatory Conversion

        Each share of Series A preferred stock, unless previously converted, will automatically convert on                                    , 2017 (the "mandatory conversion date"), into a number of shares of common stock equal to the conversion rate described below. If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the immediately preceding record date, as described above under "—Dividends." If prior to the mandatory conversion date we have not declared all or any portion of the accumulated dividends on the Series A preferred stock, the conversion rate will be adjusted so that holders receive an additional number of shares of common stock equal to the amount of such accumulated and unpaid dividends (the "additional conversion amount") divided by the greater of the floor price and the applicable market value (as defined below). To the extent that the additional conversion amount exceeds the product of the number of additional shares and the applicable market value, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the Series A preferred stock.

        The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of Series A preferred stock on the mandatory conversion date, will, subject to adjustment as described in "—Anti-dilution Adjustments" below, be as follows:

  •
  if the applicable market value of our common stock is greater than $            , which we call the "threshold appreciation price," then the conversion rate will be                                    shares of common stock per share of Series A preferred stock (the "minimum conversion rate"), which is equal to $50.00 divided by the threshold appreciation price;

  •
  if the applicable market value of our common stock is less than or equal to the threshold appreciation price but equal to or greater than $            (the "initial price," which equals the price at which we initially offered our shares of common stock to the public in the concurrent initial public offering of our common stock), then the conversion rate will be equal to $50.00 divided by the applicable market value of our common stock, which will be between                                    and                                     shares of common stock per share of Series A preferred stock; or

  •
  if the applicable market value of our common stock is less than the initial price, then the conversion rate will be                                     shares of common stock per share of Series A preferred stock (the "maximum conversion rate"), which is equal to $50.00 divided by the initial price.

        We refer to the minimum conversion rate and the maximum conversion rate collectively as the "fixed conversion rates." The fixed conversion rates, the initial price, the threshold appreciation price and the applicable market value are each subject to adjustment as described in "—Anti-dilution Adjustments" below.

        Accordingly, if the applicable market value of our common stock is greater than the threshold appreciation price, the aggregate market value of our common stock delivered upon conversion of each Series A preferred stock will be greater than the $50.00 liquidation preference of the Series A preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock. If the applicable market value for our common stock is equal to or greater than the initial price and equal to or less than the threshold appreciation price, the aggregate market value of our common stock delivered upon conversion of each Series A preferred stock will be equal to the $50.00 liquidation preference of the Series A preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock. If the applicable market value of our common stock is less than the initial price, the aggregate market value of our common stock delivered upon conversion of each Series A preferred stock will be less than the $50.00 liquidation preference of the Series A preferred stock, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value of our common stock.

  Hypothetical conversion values upon mandatory conversion

        For illustrative purposes only, the following table shows the number of shares of common stock that a holder of our Series A preferred stock would receive upon mandatory conversion of one Series A preferred stock at various applicable market values for our common stock. The table assumes that there will be no conversion adjustments as described below in "—Anti-dilution Adjustments" and that dividends on the Series A preferred stock will be paid in cash. The actual applicable market value of our common stock may differ from those set forth in the table below. Given an initial price of $            and a threshold appreciation price of $            , a holder of our Series A preferred stock would receive on the mandatory conversion date the number of shares of common stock per Series A preferred stock set forth below:

Applicable market value of our common stock	Number of common shares to be received upon conversion	Conversion value (applicable market value multiplied by the number of common shares to be received upon conversion)
$5.00		$
$10.00		$
$15.00		$
$18.00		$
$19.00		$
$20.00		$
$21.00		$
$22.05		$
$30.00		$
$40.00		$
$50.00		$
$60.00		$

Definitions

        "Applicable market value" means the average VWAP per share of common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date.

        The "threshold appreciation price" represents an approximately        % appreciation over the initial price.

        A "trading day" is a day on which our common stock:

  •
  are not suspended from trading on any U.S. national or regional securities exchange or association or over-the-counter market at the close of business; and

  •
  has traded at least once on the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

        "VWAP" per share of common stock on any trading day means the per share volume-weighted average price as displayed on Bloomberg page "ICC <EQUITY> AQR" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, "VWAP" means the market value per share of common stock on such trading day as determined using a volume-weighted average method by a nationally recognized independent investment banking firm retained by us for this purpose. The "average VWAP" means the average of the VWAP for each trading day in the relevant period.

Conversion at the Option of the Holder

        Other than during a fundamental change period (as defined below in "—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount'), holders of the Series A preferred stock have the right to convert their Series A preferred stock, in whole or in part (but in no event less than one Series A preferred stock), at any time prior to the mandatory conversion date, into common stock at the minimum conversion rate of                                    shares of common stock per Series A preferred stock, subject to adjustment as described in "—Anti-dilution Adjustments" below. In connection with any such conversion, the converting holder will become the holder of record of the common stock due upon conversion as of 5:00 p.m., New York City time, on the conversion date.

        If as of the effective date of any early conversion (the "early conversion date"), we have not declared and paid all or any portion of the accumulated dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that converting holders receive an additional number of shares of common stock equal to such amount of accumulated or unpaid dividends, divided by the greater of the floor price and the average VWAP of our common stock over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

        Except as described above, upon any optional conversion of any Series A preferred stock, we will make no payment or allowance for unpaid dividends on such Series A preferred stock.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount

  General

        If certain events, which we refer to as a "fundamental change" (as defined below) occur, on or prior to the mandatory conversion date, holders of the Series A preferred stock will have the right to: (i) convert their Series A preferred stock, in whole or in part (but in no event less than one Series A preferred stock), into common stock at the fundamental change conversion rate described below; (ii) with respect to such converted shares, receive a fundamental change dividend make-whole amount (as defined below); and (iii) with respect to such converted shares, to the extent that, as of the effective date of the fundamental change, we have not declared any or all of the accumulated dividends on the Series A preferred stock as of such effective date, receive an adjustment in the conversion rate and, under certain circumstances, a cash payment, as described below.

        To exercise this right, holders must submit their Series A preferred stock for conversion at any time during the period (the "fundamental change conversion period") beginning on the effective date of such fundamental change (the "effective date") and ending at 5:00 p.m., New York City time, on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date) at the conversion rate specified in the table below (the "fundamental change conversion rate"). Holders of Series A preferred stock who do not submit their shares for conversion during the fundamental change conversion period will not be entitled to convert their Series A preferred stock at the fundamental change conversion rate or to receive the fundamental change dividend make-whole amount. Upon conversion, holders will receive, per Series A preferred stock: (i) a number of shares of common stock equal to the fundamental change conversion rate; (ii) the fundamental change dividend make-whole amount (as defined below) payable in cash or our common stock, as described below; and (iii) to the extent that, as of the effective date of the fundamental change, we have not declared and paid any or all of the accumulated dividends on the Series A preferred stock as of such effective date, an adjustment in the conversion rate and, under certain circumstances, a cash payment, as described below. If the effective date of a fundamental change falls during a dividend period for which we have declared a dividend, we will pay such dividend on the relevant dividend payment date to the holders of record on the immediately preceding record date, as described in "—Dividends."

        We will notify holders of the anticipated effective date of a fundamental change at least 20 calendar days prior to such anticipated effective date or, if such prior notice is not practicable, notify holders of the effective date of a fundamental change no later than the tenth calendar day immediately following such effective date. If we notify holders of a fundamental change later than the twentieth calendar day prior to the effective date of a fundamental change, the fundamental change conversion period will be extended by a number of days equal to the number of days from, and including, the twentieth calendar day prior to the effective date of the fundamental change to, but excluding, the date of the notice; provided that the fundamental change conversion period will not be extended beyond the mandatory conversion date.

        A "fundamental change" will be deemed to have occurred, at such time after the issue date of the Series A preferred stock, upon: (i) the consummation of any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, recapitalization or otherwise) in connection with which 90% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration 10% or more of which is not common stock that is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us, any of our majority-owned subsidiaries or any of our or our majority-owned subsidiaries' employee benefit plans, or any of the Permitted Holders becoming the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of our directors; (iii) our common stock (or any common stock or other securities representing common equity interests into which our Series A preferred stock become convertible in connection with a reorganization event) cease to be listed for trading on the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or other United States national securities exchange.

        The term "Permitted Holders" means, at any time (i) the Sponsor, (ii) the Management Group and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i) and/or (ii) above, and that (directly or indirectly) hold or acquire beneficial ownership of the share capital of the Company entitled to vote in elections of our directors (a "Permitted Holder Group"), so long as no Person or other "group" (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns more than 50% on a fully diluted basis of the share capital of the Company entitled to vote in elections of our directors held by such Permitted Holder Group. The term "Sponsor" means 21st Century

Oncology Investments, LLC, Vestar Capital Partners and their respective Affiliates. The term "Management Group" means the group consisting of the directors, executive officers and other management personnel of the Company on the Preferred A Issue Date. The term "Affiliate" means, of any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  Fundamental change conversion rate

        The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price (the "stock price") paid per share of common stock in such transaction. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average VWAP per share of common stock over the 10 consecutive trading day period ending on the trading day preceding the effective date.

        The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of our Series A preferred stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the fundamental change conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth in "—Anti-dilution Adjustments."

        The following table sets forth the fundamental change conversion rate per Series A preferred stock for each stock price and effective date set forth below.

Stock price on effective date
Effective Date	$5.00	$10.00	$12.50	$15.00	$18.00	$20.00	$22.05	$25.00	$30.00	$40.00	$50.00	$60.00
, 2014
, 2015
, 2016
, 2017

        The exact stock price and effective dates may not be set forth in the table, in which case:

  •
  if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

  •
  if the stock price is in excess of $            per share (subject to adjustment as described above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

  •
  if the stock price is less than $            per share (subject to adjustment as described above), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

  Fundamental change dividend make-whole amount; accumulated dividends

        For any Series A preferred stock that are converted during the fundamental change conversion period, in addition to the common stock issued upon conversion at the fundamental change conversion rate, we shall either:

        (a)   pay you in cash, to the extent we are legally permitted to do so, the present value, computed using a discount rate of        % per annum, of all dividend payments on your Series A preferred stock for all the remaining dividend periods (excluding any accumulated dividends as of the effective date of the fundamental change) from such effective date to but excluding the mandatory conversion date (the "fundamental change dividend make-whole amount"), or

        (b)   increase the number of shares of common stock to be issued on conversion by a number equal to (x) the fundamental change dividend make-whole amount divided by (y) the greater of the floor price and the stock price.

        To the extent that, as of the effective date of a fundamental change, we have not declared and paid all or any portion of the accumulated dividends on the Series A preferred stock as of such effective date, the conversion rate will be further adjusted so that converting holders receive an additional number of shares of common stock equal to the amount of such accumulated and unpaid dividends (the "fundamental change additional conversion amount") divided by the greater of the floor price and the stock price. To the extent that the fundamental change additional conversion amount exceeds the product of the number of additional shares and the stock price, we will, if we are legally able to do so, declare and pay such excess amount in cash.

        Not later than the second business day following the effective date of a fundamental change or, if later, the date we give holders notice of the effective date of a fundamental change, we will notify holders of:

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  the fundamental change conversion rate;

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  the fundamental change dividend make-whole amount and whether we will pay such amount in cash, our common stock or a combination thereof, specifying the combination, if applicable; and

  •
  the amount of accumulated or unpaid dividends as of the effective date of the fundamental change and whether we will pay such amount by an adjustment of the conversion rate, a cash payment or a combination thereof, specifying the combination, if applicable.

Conversion Procedures

  Upon mandatory conversion

        Any outstanding Series A preferred stock will automatically convert into common stock on the mandatory conversion date. The person or persons entitled to receive the common stock issuable upon mandatory conversion of the Series A preferred stock will be treated as the record holders of such shares as of 5:00 p.m., New York City time, on the mandatory conversion date. Except as provided in "—Anti-dilution Adjustments," prior to 5:00 p.m., New York City time, on the mandatory conversion date, the common stock issuable upon conversion of the Series A preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Series A preferred stock.

  Upon early conversion

        If you elect to convert your Series A preferred stock prior to the mandatory conversion date, in the manner described in "—Conversion at the Option of the Holder" or "—Conversion at the Option of the

Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount," you must observe the following conversion procedures:

        To convert your Series A preferred stock you must deliver to The Depository Trust Company ("DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program and, if required, pay all taxes or duties, if any.

        The conversion date will be the date on which you have satisfied the foregoing requirements. You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Common stock will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full and will be issued on the later of the third business day immediately succeeding the conversion date and the business day after you have paid in full all applicable taxes and duties, if any.

        The person or persons entitled to receive the common stock issuable upon conversion of the Series A preferred stock will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the applicable conversion date. Prior to 5:00 p.m., New York City time, on the applicable conversion date, the common stock issuable upon conversion of the Series A preferred stock will not be outstanding for any purpose and you will have no rights with respect to such common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Series A preferred stock.

  Fractional shares

        No fractional shares of common stock will be issued to holders of our Series A preferred stock upon conversion. In lieu of any fractional shares of common stock otherwise issuable in respect of the aggregate number of our Series A preferred stock of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the product of: (i) that same fraction; and (ii) the average VWAP of our common stock over the five consecutive trading day period ending on the second trading day immediately preceding the conversion date.

        If more than one share of Series A preferred stock is surrendered for conversion at one time by or for the same holder, the number of our common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A preferred stock so surrendered.

Anti-dilution Adjustments

        Each fixed conversion rate will be adjusted if:

        (1)   We issue common stock to all holders of our common stock as a dividend or other distribution, in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such dividend or other distribution will be divided by a fraction:

  •
  the numerator of which is the number of shares of our common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination; and

  •
  the denominator of which is the sum of the number of shares of our common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the total number of shares of our common stock constituting such dividend or other distribution.

  Any adjustment made pursuant to this clause (1) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. If any dividend or distribution described in this clause (1) is declared but not so paid or made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such dividend or distribution, to such fixed conversion rate that would be in effect if such dividend or distribution had not been declared. For the purposes of this clause (1), the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of common stock. We will not pay any dividend or make any distribution on common stock held in treasury.

        (2)   We issue to all holders of our common stock rights, options or warrants (other than rights, options or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights, options or warrants, to subscribe for or purchase our common stock at less than the "current market price" (as defined below) of our common stock, in which case each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such rights, options or warrants will be increased by multiplying such fixed conversion rate by a fraction:

  •
  the numerator of which is the sum of the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of shares of our common stock issuable pursuant to such rights, options or warrants; and

  •
  the denominator of which is the sum of the number of shares of common stock outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of shares of common stock equal to the quotient of the aggregate offering price payable to exercise such rights, options or warrants divided by the current market price of our common stock.

  Any adjustment made pursuant to this clause (2) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. In the event that such rights, options or warrants described in this clause (2) are not so issued, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to issue such rights, options or warrants, to such fixed conversion rate that would then be in effect if such issuance had not been declared. To the extent that such rights, options or warrants are not exercised prior to their expiration or our common stock is otherwise not delivered pursuant to such rights, options or warrants upon the exercise of such rights, options or warrants, each fixed conversion rate shall be readjusted to such fixed conversion rate that would then be in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of our common stock actually delivered. In determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase our common stock at less than the current market price, and in determining the aggregate offering price payable for such shares of our common stock, there shall be taken into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by our Board of Directors). For the purposes of this clause (2), the number of shares of common stock at the time outstanding shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of shares of common stock. We will not issue any such rights, options or warrants in respect of common stock held in treasury.

        (3)   We subdivide or combine our common stock, in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the effective date of such subdivision or combination shall be multiplied by a fraction:

  •
  the numerator of which is the number of shares of our common stock that would be outstanding immediately after, and solely as a result of, such subdivision or combination; and

  •
  the denominator of which is the number of shares of our common stock outstanding immediately prior to such subdivision or combination.

  Any adjustment made pursuant to this clause (3) shall become effective immediately after 5:00 p.m., New York City time, on the effective date of such subdivision or combination.

        (4)   We distribute to all holders of our common stock evidences of our indebtedness, capital stock, securities, rights to acquire our capital stock, cash or other assets, excluding:

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  any dividend or distribution covered by clause (1) above;

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  any rights, options or warrants covered by clause (2) above;

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  any dividend or distribution covered by clause (5) below; and

  •
  any spin-off to which the provisions set forth below in this clause (4) shall apply,

in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

  •
  the numerator of which is the current market price of our common stock; and

  •
  the denominator of which is the current market price of our common stock minus the fair market value, as determined by our Board of Directors, on such date fixed for determination of the portion of the evidences of indebtedness, capital stock, securities, rights to acquire our capital stock, cash or other assets so distributed applicable to one share of common stock.

        In the event that we make a dividend or other distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, or relating to a subsidiary or other business unit of ours (herein referred to as a "spin-off"), each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

  •
  the numerator of which is the sum of the current market price of our common stock and the fair market value, as determined by our Board of Directors, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock as of the fifteenth trading day after the effective date for such distribution (or, if such shares of capital stock or equity interests are listed on a U.S. national or regional securities exchange, the current market price of such securities); and

  •
  the denominator of which is the current market price of our common stock.

  Any adjustment made pursuant to this clause (4) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common stock entitled to receive such distribution. In the event that such distribution described in this clause (4) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such distribution, to such fixed conversion rate that would then be in effect if such distribution had not been declared. If an adjustment to each fixed conversion rate is required under this clause (4) during any settlement period in respect of Series A preferred stock that have been tendered for conversion, delivery of the common stock issuable upon conversion will be delayed to the extent necessary in order to complete the calculations provided for in this clause (4).

        (5)   We make a distribution consisting exclusively of cash to all holders of our common stock, excluding:

  •
  any cash that is distributed in a reorganization event (as described below);

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  any dividend or distribution in connection with our liquidation, dissolution or winding-up; and

  •
  any consideration payable as part of a tender or exchange offer;

    in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common stock entitled to receive such distribution will be multiplied by a fraction:

  •
  the numerator of which is the current market price of our common stock; and

  •
  the denominator of which is the current market price of our common stock minus the amount per share of such distribution.

    Any adjustment made pursuant to this clause (5) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common stock entitled to receive such distribution. In the event that any distribution described in this clause (5) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our Board of Directors publicly announces its decision not to make such distribution, to such fixed conversion rate which would then be in effect if such distribution had not been declared.

        (6)   We or any of our subsidiaries successfully complete a tender or exchange offer pursuant to a Schedule TO or registration statement on Form S-4 (or Form F-4) for our common stock (excluding any securities convertible or exchangeable for our common stock), where the cash and the value of any other consideration included in the payment per share of common stock exceeds the current market price of our common stock, in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date of expiration of the tender or exchange offer (the "expiration date") will be multiplied by a fraction:

  •
  the numerator of which shall be equal to the sum of:

            (i)  the aggregate cash and fair market value (as determined by our Board of Directors) on the expiration date of any other consideration paid or payable for shares purchased in such tender or exchange offer; and

           (ii)  the product of:

            1.     the current market price of our common stock; and

            2.     the number of shares of our common stock outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

  •
  the denominator of which shall be equal to the product of:

            (i)  the current market price of our common stock; and

           (ii)  the number of shares of our common stock outstanding immediately prior to the time such tender or exchange offer expires.

    Any adjustment made pursuant to this clause (6) shall become effective immediately after 5:00 p.m., New York City time, on the seventh trading day immediately following the expiration date. In the event that we are, or one of our subsidiaries is, obligated to purchase our common stock pursuant to any such tender offer or exchange offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each fixed conversion rate shall be readjusted to be such fixed conversion rate that would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this clause (6) to any tender offer or exchange offer would result in a decrease in each fixed conversion rate, no adjustment shall be made for such tender offer or exchange offer under this clause (6). If an adjustment to each fixed conversion rate is required pursuant to this clause (6) during any settlement period in respect of Series A preferred stock that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in this clause (6).

        Except with respect to a spin-off, in cases where the fair market value of the evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets as to which clauses (4) or (5) above apply, applicable to one share of common stock, distributed to stockholders equals or exceeds the average VWAP of our common stock over the five consecutive trading day period ending on the trading day before the ex-date for such distribution, rather than being entitled to an adjustment in each fixed conversion rate, holders of the Series A preferred stock will be entitled to receive upon conversion, in addition to a number of shares of common stock otherwise deliverable on the applicable conversion date, the kind and amount of the evidences of our indebtedness, shares of capital stock, securities, rights to acquire our capital stock, cash or other assets comprising the distribution that such holder would have received if such holder had owned, immediately prior to the record date for determining the holders of our common stock entitled to receive the distribution, for each share of Series A preferred stock, a number of shares of common stock equal to the maximum conversion rate in effect on the date of such distribution.

        To the extent that we have a rights plan in effect with respect to our common stock on any conversion date, upon conversion of any Series A preferred stock, you will receive, in addition to common stock, the rights under the rights plan, unless, prior to such conversion date, the rights have separated from our common stock, in which case each fixed conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights, options or warrants pursuant to a rights plan that would allow you to receive upon conversion, in addition to any common stock, the rights described therein (unless such rights, options or warrants have separated from our common stock) shall not constitute a distribution of rights, options or warrants that would entitle you to an adjustment to the conversion rate.

        For the purposes of determining the adjustment to the fixed conversion rate for the purposes of:

  •
  clauses (2), (4) in the event of an adjustment not relating to a spin-off and (5) above, the "current market price" of our common stock is the average VWAP of our common stock over the five consecutive trading day period ending on the trading day before the "ex-date" (as defined below) with respect to the issuance or distribution requiring such computation;

  •
  clause (4) above in the event of an adjustment relating to a spin-off, the "current market price" of our common stock, capital stock or equity interests, as applicable, is the average VWAP over the first ten consecutive trading days commencing on and including the fifth trading day following the effective date of such distribution; and

  •
  clause (6) above, the "current market price" of our common stock is the average VWAP of our common stock over the five consecutive trading day period ending on the seventh trading day after the expiration date of the tender or exchange offer.

        The term "ex-date," when used with respect to any issuance or distribution, means the first date on which our common stock trade without the right to receive such issuance or distribution.

Recapitalizations, Reclassifications and Changes in our Common Stock

        In the event of:

  •
  any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

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  any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

  •
  any reclassification of our common stock into securities, including securities other than our common stock; or

  •
  any statutory exchange of our securities with another person (other than in connection with a merger or acquisition),

in each case, as a result of which our common stock would be converted into, or exchanged for, securities, cash or property (each, a "reorganization event"), each share of Series A preferred stock outstanding immediately prior to such reorganization event shall, without the consent of the holders of the Series A preferred stock, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its Series A preferred stock into common stock immediately prior to such reorganization event (such securities, cash and other property, the "exchange property"). For purposes of the foregoing, the type and amount of exchange property in the case of any reorganization event that causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election (or of all holders of our common stock if none make an election). The number of units of exchange property for each share of Series A preferred stock converted following the effective date of such reorganization event will be determined by the applicable conversion rate then in effect on the applicable conversion date (without any interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such Series A preferred stock are actually converted). The applicable conversion rate, in the case of a mandatory conversion, and the minimum conversion rate, in the case of an early conversion, shall be determined using the applicable market value of the exchange property. Holders have the right to convert their Series A preferred stock early in the event of certain cash mergers as described in "—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount."

        In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our common stock (or issuance of rights, options or warrants to acquire our common stock) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

        In the event of a taxable distribution to holders of our common stock that results in an adjustment of each fixed conversion rate or an increase in each fixed conversion rate in our discretion, holders of Series A preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. See "Material United States Income Tax Considerations."

        Adjustments to the fixed conversion rates will be calculated to the nearest 1/10,000th of a common share. Prior to the mandatory conversion date, no adjustment in a fixed conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in such fixed conversion rate. If any adjustment is not required to be made because it would not change the fixed conversion rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that with respect to adjustments to be made to the fixed conversion rates in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to one percent or more of the fixed conversion rates no later than November 15 of each calendar year; provided further that on the earlier of the mandatory conversion date, an early conversion date and the effective date of a fundamental change, adjustments to the fixed conversion rates will be made with respect to any such adjustment carried forward that has not been taken into account before such date.

        No adjustment to the conversion rate will be made if holders may participate in the transaction that would otherwise give rise to such adjustment as if they held, for each share of Series A preferred stock, a number of shares of common stock equal to the maximum conversion rate then in effect.

        The applicable conversion rate will not be adjusted:

        (a)   upon the issuance of any common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

        (b)   upon the issuance of any common stock or rights, options or warrants to purchase those shares pursuant to any present or future benefit or other incentive plan or program of or assumed by us or any of our subsidiaries;

        (c)   upon the issuance of any common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Series A preferred stock were first issued;

        (d)   for a change in the par value or no par value of our common stock; or

        (e)   for accumulated dividends on the Series A preferred stock, except as described above under "—Mandatory Conversion," "—Conversion at the Option of the Holder" and "—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount."

        We will be required, within five business days after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of Series A preferred stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

        If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the mandatory conversion date. Because the applicable market value is an average VWAP of our common stock over a 40 consecutive trading day period, we will make appropriate adjustments to VWAP prior to the relevant ex-date, effective date or expiration date, as the case may be, used to calculate the applicable market value to account for any adjustments to the initial price, the threshold appreciation price and the fixed conversion rates that become effective during the period in which the applicable market value is being calculated.

        If:

  •
  the record date for a dividend or distribution on our common stock occurs after the end of the 40 consecutive trading day period used for calculating the applicable market value and before the mandatory conversion date; and

  •
  that dividend or distribution would have resulted in an adjustment of the number of shares issuable to the holders of Series A preferred stock had such record date occurred on or before the last trading day of such 40-trading day period, then we will deem the holders of Series A preferred stock to be holders of record of our common stock for purposes of that dividend or distribution. In this case, the holders of the Series A preferred stock would receive the dividend or distribution on our common stock together with the number of shares of common stock issuable upon mandatory conversion of the Series A preferred stock.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company, LLC is the transfer agent, registrar and conversion and dividend disbursing agent for the Series A preferred stock.

 CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

        The following is a summary of certain United States federal income tax consequences, and, solely in the case of non-United States holders (as defined below), certain United States federal estate tax consequences, of an investment in the Series A preferred stock and any common stock received upon conversion of a share of Series A preferred stock. For purposes of this summary, the term "stock" means both the Series A preferred stock and our common stock. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and is not tax advice. It does not discuss any United States federal tax consequences other than United States federal income tax consequences and, solely in the case of non-United States holders (as defined below), certain United States federal estate tax consequences, or any state, local or non-United States tax consequences, and it does not purport to discuss all aspects of United States federal income and estate taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

  •
  banks or other financial institutions;

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  insurance companies;

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  broker-dealers;

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  regulated investment companies;

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  real estate investment trusts;

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  tax-exempt entities;

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  passive foreign investment companies;

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  controlled foreign corporations;

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  companies that accumulate earnings to avoid United States federal income tax;

  •
  United States expatriates;

  •
  former long-term permanent residents of the United States;

  •
  partnerships and other pass-through entities (or investors therein);

  •
  United States holders (as defined below) that hold our stock through a non-United States broker or other non-United States intermediary;

  •
  persons who hold our stock on behalf of other persons as nominees;

  •
  persons who receive our stock in connection with employment or other performance of services;

  •
  persons subject to the alternative minimum tax;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment; and

  •
  non-United States holders that are engaged in the conduct of a United States trade or business.

        This summary assumes that each holder will hold its stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

        For purposes of this summary, a "United States holder" is a beneficial owner of our stock that is, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or if such trust has made a valid election to be treated as a United States person.

        Except as modified for United States federal state tax purposes (as discussed below), a "non-United States holder" is a beneficial owner of Series A preferred stock that is, for United States federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        The following discussion assumes that no item of income, gain, deduction or loss derived by a non-United States holder in respect of our stock at any time is effectively connected with the conduct of a United States trade or business. If you are a non-United States holder conducting a United States trade or business and your income or gain in respect of shares of our stock is effectively connected with such United States trade or business, you should consult your tax advisor regarding the United States federal income tax (including branch profits tax) consequences resulting from your investment in shares of our stock.

        If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership considering an investment in our stock and the partners of such a partnership should consult their tax advisors about the United States federal income tax consequences of the acquisition, ownership and disposition of our stock.

        The United States federal income and estate tax treatment of holders of our stock depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income and estate tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the United States federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our stock.

Taxation of United States Holders

        Distributions.    Distributions (including any constructive distributions, any cash paid upon a conversion that is treated as a distribution and any common stock paid as a distribution (as described below)) to United States holders will constitute dividends for United States federal income tax purposes to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits generally will represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made (determined separately with respect to each share). To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In determining the extent to which a distribution will be treated as being made from our earnings and profits, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to our Series A preferred stock, and then to our common stock.

        Non-corporate United States holders will be taxed for United States federal income tax purposes at reduced tax rates on distributions treated as dividends, provided that certain holding period and other requirements are satisfied.

        Distributions treated as dividends received by corporate United States holders will be eligible for the dividends-received deduction, subject to various limitations (including restrictions relating to the holder's taxable income, holding period of the stock and debt financing).

        A dividend that exceeds certain thresholds in relation to a United States holder's tax basis in the stock could be characterized as an "extraordinary dividend" (as defined in Section 1059 of the Code). If a corporate United States holder receives an extraordinary dividend, such United States holder generally will be required to reduce its stock basis in the shares in respect of which the extraordinary dividend is paid by the portion of such dividend that is not taxed because of the dividends received deduction. If the amount of the basis reduction exceeds the corporate United States holder's tax basis in its stock, the excess will be treated as taxable gain. If a non-corporate United States holder receives an extraordinary dividend, such United States holder will be required to treat any loss on a subsequent sale of the shares in respect of which such extraordinary dividend is paid as a long-term capital loss to the extent of the extraordinary dividends received that qualify for the reduced tax rates described above.

        United States holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate or the dividends-received deduction and the potential application of the extraordinary dividend rules in light of their particular circumstances.

        Stock Distributions.    We may make distributions to holders of the Series A preferred stock that are paid in common stock. These distributions generally will be treated for United States federal income tax purposes as if the holder received a distribution of cash in an amount equal to the fair market value of the distributed common stock on the date of the distribution and thus would generally be subject to the rules described under "—Distributions." Accordingly, a United States holder may have a tax liability on account of such distribution in excess of the cash (if any) that is received. A United States holder's tax basis in any common stock received as a distribution on the Series A preferred stock generally will equal the fair market value of the common stock on the date of the distribution, and the holding period for that common stock will begin on the day after the distribution.

        Adjustments to the Conversion Rate.    The conversion rate of the Series A preferred stock will be adjusted in certain circumstances. Adjustments (or failure to make adjustments) that have the effect of increasing a United States holder's proportionate interest in our assets or earnings may, in some circumstances, result in a deemed distribution to the United States holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the United States holder of the Series A preferred stock, however, generally will not be considered to result in a deemed distribution to the United States holder. Certain of the possible conversion rate adjustments provided in the terms of the Series A preferred stock (including adjustments in respect of taxable dividends paid to holders of common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If adjustments that do not qualify as being pursuant to a bona fide reasonable adjustment formula are made, United States holders of Series A preferred stock will be deemed to have received a distribution even though they have not received any cash or property. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain as described above under "—Distributions."

        Conversion into Common Stock.    The conversion of the Series A preferred stock into shares of common stock generally will constitute a recapitalization (as defined in Section 368(a)(1)(E) of the Code) and, as a result, a United States holder generally will not recognize gain or loss upon such conversion, except that (1) a United States holder's receipt of cash or common stock (if any) in respect of accumulated and unpaid dividends or dividends in arrears will be taxable as described under "—Distributions" and "—Stock Distributions" above. (2) a United States holder's receipt of cash or common stock (if any) in respect of future dividends will be taxable as described under "—Fundamental Change; Fundamental Change Dividend Make-Whole Amounts" below and (3) a United States holder's receipt of cash in lieu of a fractional share of our common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share of our common stock and the holder's tax basis in the fractional share of our common stock).

        Subject to the discussion below regarding common stock received in payment of dividends in arrears and future dividends, a United States holder's basis in shares of common stock received upon conversion of the Series A preferred stock (and any fractional shares of our common stock treated as received and then exchanged for cash) will equal the basis of the converted shares of Series A preferred stock and the holding period of such shares of common stock will include the holding period of the converted shares of Series A preferred stock. Common stock received in payment of dividends in arrears and taxed as a dividend upon receipt, if any, will have a basis equal to their fair market value on the date of conversion, and a new holding period which will commence on the day after the conversion.

        Fundamental Change; Fundamental Change Dividend Make-Whole Amounts.    Although it is not free from doubt, any additional shares of common stock received by a United States holder as a result of a fundamental change (see "Description of Series A Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-whole Amount") should be treated as part of the consideration received in the conversion. If this treatment is correct, then the United States holder would be treated in the manner described above under "—Conversion into Common Stock."

        In a conversion that occurs in connection with a fundamental change, we may pay a United States holder cash in respect of the present value of future dividends. Although it is uncertain, the receipt of such cash may be taxable to the extent of any gain realized by the United States holder on the conversion. For this purpose, a United States holder realizes gain on the conversion equal to the excess, if any, of (i) the sum of the fair market value of shares of our common stock received in the conversion (other than common stock received with respect to dividends in arrears) and any cash received attributable to future dividends over (ii) the United States holder's adjusted tax basis in the Series A preferred stock immediately prior to conversion. The character of such gain is uncertain. If we have current or accumulated earnings and profits at the time of the conversion, this gain would be taxable as dividend income to the extent thereof, if the receipt of the cash attributable to future dividends is considered to have the effect of a dividend (which generally would be the case if the receipt of such cash did not result in a meaningful reduction in such holder's equity interest in us, as determined for United States federal income tax purposes), and thereafter as capital gain. If the receipt of such cash is not considered to have the effect of a dividend, any such gain would be capital gain in its entirety. To the extent the amount of cash received exceeds the gain realized, the excess amount will not be taxable to such United States holder but will reduce its adjusted tax basis in the shares of common stock received upon conversion (other than common stock received with respect to dividends in arrears). A United States holder will not be permitted to recognize any loss realized by it upon conversion of shares of Series A preferred stock into common stock.

        United States holders should be aware that the tax treatment described above in respect of the payments made in respect of future dividends is not entirely certain and may be challenged by the IRS on grounds that the amount (whether in the form of cash or common stock) received in respect of the present value of future dividends represents a taxable dividend to the extent we have earnings and profits at the time of conversion, even if there has been a meaningful reduction in a holder's equity interest in us. Under this characterization, a United States holder would be taxable on cash or shares of our common stock received on account of future dividends, even if it realized a loss on the conversion of our Series A preferred stock into our common stock. United States holders should consult their own tax advisors to determine the specific tax treatment of the receipt of additional shares of common stock or cash in respect of the present value of future dividends in the event of a fundamental change in light of their particular circumstances.

        Dispositions of Stock.    Except upon the conversion of the Series A preferred stock, if a United States holder sells or disposes of shares of our stock, it generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder's adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, estates and trust upon the sale or disposition of our stock will be subject to a maximum United States federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to United States federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, estates or trusts who may also offset up to $3,000 of ordinary income each year).

        Medicare 3.8% Tax on Investment Income.    Certain United States holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including any capital gains from the sale or other disposition of our stock.

        Information Reporting and Backup Withholding Tax.    In general, information reporting requirements will apply to payments of dividends on our stock and the proceeds of the sale or other disposition of our stock. Backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Taxation of Non-United States Holders

        Distributions.    Generally, any distributions (including any constructive distributions, any cash paid upon a conversion that is treated as a distribution, and any common stock paid as a distribution (as discussed below)) we make to a non-United States holder with respect to such holder's shares of stock that constitute dividends for United States federal income tax purposes will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. As described above, a distribution will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits. Any distribution to the extent not constituting a dividend will be treated first as reducing the basis in such non-United States holder's shares of our stock and, to the extent it exceeds basis (determined separately with respect to each share), as capital gain.

        A non-United States holder of our stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-United States holders that are pass-through entities.

        A non-United States holder of our stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Stock Distributions.    We may make distributions to holders of the Series A preferred stock that are paid in common stock. These distributions generally will be treated for United States federal income tax purposes as if the holder received a distribution of cash in an amount equal to the fair market value of the distributed common stock on the date of the distribution and thus would generally be subject to the rules described under "—Distributions." If the applicable withholding agent is required to withhold an amount in excess of any cash distributed along with the common stock, such withholding agent may apply other available cash belonging to you or may retain and sell some of the common stock that would otherwise be distributed to you in order to satisfy its withholding obligations.

        Adjustments to the Conversion Rate.    As described above under "—Taxation of United States Holders—Adjustments to the Conversion Rate," adjustments to the conversion rate (or failure to make adjustments) that have the effect of increasing a non-United States holder's proportionate interest in our assets or earnings may, in some circumstances, result in a deemed distribution to the non-United States holder that are taxed as described above under "—Distributions." Any constructive dividend deemed paid to a non-United States holder will be subject to United States federal withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Any withholding tax that we are required to pay on behalf of a non-United States holder will reduce future amounts otherwise payable to such stockholder.

        Conversion into Common Stock.    A non-United States holder generally will not recognize gain or loss in respect of the receipt of common stock upon the conversion of the Series A preferred stock, except that common stock received that is attributable to accumulated and unpaid dividends or dividends in arrears, if any, will be treated in the manner described above under "—Distributions." A non-United States holder's basis and holding period in common stock received upon the conversion of Series A preferred stock will be determined as described above under "—Taxation of United States Holders—Conversion into Common Stock."

        As described above in "Taxation of United States Holders," it is unclear whether any cash or common stock paid in respect of future dividends upon certain conversions should be treated as additional consideration received by a holder in a recapitalization. To the extent any amount so received (whether in the form of cash or common stock) is characterized as dividends, such amount may be subject to United States federal withholding tax as described above under "—Distributions" and "—Stock Distributions." A non-United States holder should consult its own tax advisors as to whether it is eligible for an exemption from (or reduction of) United States federal withholding tax and whether it is entitled to claim a refund from the IRS for any United States tax withheld on such amount.

        Dispositions of Stock.    Subject to the discussion of FATCA and backup withholding tax, below, any gain realized on the disposition of our stock (other than a conversion into common stock) generally will not be subject to United States federal income tax unless:

  •
  the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" at any time during the shorter of (i) the five-year period ending on the date of the disposition and (ii) the non-United States holder's holding period in the stock (the "applicable holding period").

        Unless an applicable income tax treaty provides otherwise, an individual non-United States holder described in the first bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

        Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests (as defined in the Code and applicable regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not and do not currently anticipate becoming, a United States real property holding corporation. If we are or become a United States real property holding corporation, a non-United States holder whose ownership of our stock exceeds a threshold amount at any time during the applicable holding period will be subject to United States federal income tax on the net gain in the same manner as a United States person, unless an applicable income tax treaty provides otherwise.

        Dividend Equivalents.    Proposed Treasury regulations issued pursuant to Section 871(m) of the Code would require withholding on certain "dividend equivalent" payments made or deemed to be made to non-United States holders in respect of financial instruments that reference United States stocks. While we believe that the proposed Section 871(m) regulations do not apply to any actual payments or deemed payments with respect to the Series A preferred stock, there is no assurance that the IRS will not successfully assert a contrary position. Each non-United States holder should consult its tax advisor regarding the possible application of Section 871(m) and the proposed regulations based on its particular circumstances.

        Foreign Account Tax Compliance Act.    Legislation enacted in 2010 and existing guidance issued thereunder ("FATCA") will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to certain United States persons that own equity or debt of, or maintain accounts in, such institutions. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our stock held by or through an entity that is a non-financial non-United States entity which does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. Non-United States holders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our stock.
        United States Federal Estate Tax.    Shares of our stock owned (or deemed to be owned) at the time of death by an individual who is neither a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such individual's taxable estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

        Information Reporting and Backup Withholding Tax.    The amount of dividends paid to a non-United States holder and the amount of tax, if any, withheld from such payment generally must be reported annually to the non-United States holder and to the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the non-United States holder is resident.

        Provided that a non-United States holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, the non-United States holder generally will not be subject to backup withholding tax with respect to dividend payments on our stock. Rules relating to information reporting requirements and backup withholding tax with respect to the payment of proceeds from the sale or other disposition of our stock are as follows:

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  If the proceeds are paid to or through the United States office of a broker, a non-United States holder generally will be subject to backup withholding tax and information reporting unless the non-United States holder certifies under penalty of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

  •
  If the proceeds are paid to or through a non-United States office of a broker that is a United States person or that has certain specified United States connections, a non-United States holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non-United States holder certifies under penalty of perjury that it is not a United States person (usually on IRS Form W-8BEN) or otherwise establishes an exemption.

  •
  If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have any of the specified United States connections, a non-United States holder generally will not be subject to backup withholding tax or information reporting.

        Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-United States holder will be allowed as a credit against the non-United States holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

 UNDERWRITING (CONFLICTS OF INTEREST)

        We are offering the Series A preferred stock described in this prospectus through a number of underwriters. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Series A preferred stock listed next to its name in the following table:

Underwriters	Number of shares Series A preferred stock
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
Avondale Partners, LLC
Piper Jaffray & Co.

Total	1,500,000

        The underwriters are committed to purchase all the Series A preferred stock offered by us if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the Series A preferred stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters have an option to buy up to 225,000 additional shares of Series A preferred stock from the Company. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Series A preferred stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of Series A preferred stock less the amount paid by the underwriters to us per share of Series A preferred stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering and the common stock offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $9.8 million plus a termination fee payable by us under our Management Agreement with Vestar of approximately $6 million. We have agreed with the underwriters to pay all expenses and application fees (including the legal fees of counsel for the underwriters) incurred and invoiced in connection with any filing with, and clearance of the offerings by, the Financial Industry Regulatory Authority, Inc. in an aggregate amount not to exceed $25,000.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or Series A preferred stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or Series A preferred stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or Series A preferred stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or Series A preferred stock or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, for a period of 180 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Our directors and executive officers, 21CI and certain other security holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or Series A preferred stock or any securities convertible into or exercisable or exchangeable for our common stock or Series A preferred stock (including, without limitation, shares of common stock or Series A preferred stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock or Series A preferred stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of common stock or Series A preferred stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or Series A preferred stock or any security convertible into or exercisable or exchangeable for shares of our common stock or Series A preferred stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        We have applied to have our Series A preferred stock approved for listing/quotation on the New York Stock Exchange, subject to notice of official issuance, under the symbol "ICC PR."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Series A preferred stock in the open market for the purpose of preventing or retarding a decline in the market price of the Series A preferred stock while this offering is in progress. These stabilizing transactions may include making short sales of the Series A preferred stock, which involves the sale by the underwriters of a greater number of shares of Series A preferred stock than they are required to purchase in this offering, and purchasing shares of Series A preferred stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares from the Company, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares from us. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A preferred stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Series A preferred stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Series A preferred stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the Series A preferred stock or preventing or retarding a decline in the market price of the Series A preferred stock, and, as a result, the price of the Series A preferred stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Pricing of the Offering

        Prior to this offering, there has been no public market for our Series A preferred stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

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  our prospects and the history and prospects for the industry in which we compete;

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  an assessment of our management;

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  our prospects for future earnings;

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  the general condition of the securities markets at the time of this offering;

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  the recent market prices of, and demand for, publicly traded preferred stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Series A preferred stock, or that the shares will trade in the public market at or above the initial public offering price.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our Series A preferred stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Series A preferred stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Series A preferred stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our Series A preferred stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Series A preferred stock to be offered so as to enable an investor to decide to purchase any shares of our Series A preferred stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the

Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our Series A preferred stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Series A preferred stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Conflicts of Interest

        Affiliates of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. are lenders and/or agents under our Credit Facilities and as such are entitled to be repaid with the proceeds that are used to repay indebtedness under such Credit Facilities and will receive their pro rata portion of such repayment. Because we expect that more than 5% of the net proceeds of this offering may be received by certain underwriters in this offering or their affiliates that are lenders under the Credit Facilities, this offering is being conducted in accordance with FINRA Rule 5121 regarding the underwriting of securities. FINRA Rule 5121 requires that a "qualified independent underwriter" ("QIU") participate in the preparation of the registration statement of which this prospectus is a part and perform its usual standard of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to serve as the QIU. In addition, in accordance with FINRA Rule 5121, if any underwriter receives more than 5% of the net proceeds from this offering, it will not confirm sales to discretionary accounts without the prior written consent of its customers. We have agreed to indemnify against liabilities incurred in connection with acting as QIU, including liabilities under the Securities Act.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, affiliates of certain of the underwriters are currently lenders and/or agents under the Credit Facilities. Additionally, certain underwriters or their affiliates are counterparties under certain of our interest rate swap agreements.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

        Until                                             , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

1,500,000 Shares

21st Century Oncology Holdings, Inc.

              % Series A Mandatory Convertible Junior Non-Voting Preferred Stock

PROSPECTUS

MORGAN STANLEY	J.P. MORGAN	WELLS FARGO SECURITIES

KEYBANC CAPITAL MARKETS	SUNTRUST ROBINSON HUMPHREY	AVONDALE PARTNERS	PIPER JAFFRAY

                           , 2014

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee	$44,791
FINRA filing fee	52,664
New York Stock Exchange listing fee	150,000
Printing expenses	500,000
Accounting fees and expenses	2,000,000
Legal fees and expenses	5,800,000
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees and expenses	5,500
Miscellaneous expenses	1,200,000

Total	$9,757,955

Item 14.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        On March 1, 2011, 25 shares of our common stock were issued in connection with our acquisition of MDLLC. On August 22, 2013, three shares of our common stock were issued in connection with the final payment of the earn-out liability.

Item 16.    Exhibits

(2)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(3)
Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Myers, State of Florida, on May 7, 2014.

21ST CENTURY ONCOLOGY HOLDINGS, INC.
By:	/s/ DANIEL E. DOSORETZ, M.D.
	Name:	Daniel E. Dosoretz, M.D.
	Title:	Chief Executive Officer and Director

* * * *

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Name	Title	Date

/s/ DANIEL E. DOSORETZ, M.D. Daniel E. Dosoretz, M.D.	Chief Executive Officer and Director	May 7, 2014
/s/ BRYAN J. CAREY Bryan J. Carey	President, Vice Chairman, Chief Financial Officer and Director	May 7, 2014
/s/ JOSEPH BISCARDI Joseph Biscardi	Senior Vice President, Assistant Treasurer, Controller and Chief Accounting Officer	May 7, 2014
* James L. Elrod, Jr.	Director	May 7, 2014
* Robert L. Rosner	Director	May 7, 2014
* Erin L. Russell	Director	May 7, 2014
* James H. Rubenstein, M.D.	Medical Director and Director	May 7, 2014

Name	Title	Date

* Howard M. Sheridan, M.D.	Director	May 7, 2014

*	/s/ BRYAN J. CAREY Bryan J. Carey as Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	†	Form of Common Stock Underwriting Agreement.

1.2	†	Form of Series A Mandatory Convertible Junior Non-Voting Preferred Stock Underwriting Agreement.

2.1	¥	Membership Interest Purchase Agreement, dated January 1, 2009, among Radiation Therapy Services International, Inc., Medical Developers, LLC, Lisdey, S.A., Alejandro Dosoretz and Bernardo Dosoretz, for the purchase of membership interests in Medical Developers, LLC, incorporated herein by reference to Exhibit 2.1 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

2.2	¥	Investment Agreement, dated as of June 22, 2013, among Radiation Therapy Services, Inc. and OnCure Holdings, Inc., incorporated herein by reference to Exhibit 2.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 26, 2013.

2.3	¥	Securities Purchase Agreement, dated as of February 10, 2014, by and among 21C East Florida, LLC, Kishore Dass, M.D., Ben Han, M.D., Rajiv Patel, SFRO Holdings, LLC and, solely for purposes of Sections 1.3, 1.4 and 5.2(c) thereof, 21st Century Oncology, Inc., incorporated herein by reference to Exhibit 2.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2014.

3.1	†	Form of Amended and Restated Certificate of Incorporation of 21st Century Oncology Holdings, Inc.

3.2	†	Form of Amended and Restated Bylaws of 21st Century Oncology Holdings, Inc.

3.3		Certificate of Incorporation of 21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.), incorporated herein by reference to Exhibit 3.3 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

3.4		Certificate of Amendment of the Certificate of Incorporation of 21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.), incorporated herein by reference to Exhibit 3.4 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K, filed on March 11, 2011.

3.5		Certificate of Amendment of the Certificate of Incorporation of 21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.), incorporated herein by reference to Exhibit 3.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on December 11, 2013.

3.6		Bylaws of 21st Century Oncology Holdings, Inc. (formerly known as Radiation Therapy Services Holdings, Inc.), incorporated herein by reference to Exhibit 3.4 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

4.1	†	Specimen Common Stock Certificate.

4.2	*	Form of Certificate of Designation of Series A Mandatory Convertible Junior Non-Voting Preferred Stock.

4.3		Indenture, dated April 20, 2010, by and among Radiation Therapy Services, Inc., each guarantor named therein as guarantors and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.2 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit Number	Description
4.4	First Supplemental Indenture, dated as of June 24, 2010, by and among Phoenix Management Company, LLC, Carolina Regional Cancer Center, LLC, Atlantic Urology Clinics, LLC, Radiation Therapy Services, Inc., each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.3 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

4.5	Second Supplemental Indenture, dated as of September 29, 2010, by and Derm-Rad Investment Company, LLC, 21st Century Oncology of Pennsylvania, Inc., Gettysburg Radiation, LLC, Carolina Radiation and Cancer Treatment Center, Inc., 21st Century Oncology of Kentucky, LLC, New England Radiation Therapy Management Services, Inc. and Radiation Therapy School for Radiation Therapy Technology, Inc., Radiation Therapy Services, Inc., each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.4 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

4.6	Third Supplemental Indenture, dated as of March 1, 2011, by and among Radiation Therapy Services, Inc. each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

4.7	Form of 9 7/8% Senior Subordinated Notes due 2017, incorporated herein by reference to Exhibit 4.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

4.8	Fourth Supplemental Indenture, dated as of March 30, 2011, by and among Aurora Technology Development, LLC, Radiation Therapy Services, Inc. each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.7 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on April 1, 2011.

4.9	Fifth Supplemental Indenture, dated as of September 30, 2011 by and among Radiation Therapy Services, Inc., 21st Century Oncology Services, Inc., each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.8 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 8, 2011.

4.10	Sixth Supplemental Indenture, dated as of January 25, 2012, by and among Radiation Therapy Services, Inc., Goldsboro Radiation Therapy Services, Inc., each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.9 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 22, 2012.

4.11	Indenture, dated as of May 10, 2012, among Radiation Therapy Services, Inc., the guarantors named therein as guarantors and Wilmington Trust, National Association, incorporated herein by reference to Exhibit 4.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on May 14, 2012.

4.12	Registration Rights Agreement, dated as of May 10, 2012, among Radiation Therapy Services, Inc., the guarantors named therein as guarantors and Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC and SunTrust Robinson Humphrey, Inc., incorporated herein by reference to Exhibit 4.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on May 14, 2012.

Exhibit Number		Description
4.13		Seventh Supplemental Indenture, dated as of May 10, 2012, by and among Radiation Therapy Services, Inc., AHLC, LLC, Asheville CC, LLC, Sampson Simulator, LLC and Sampson Accelerator, LLC, each other then existing guarantor named therein and Wells Fargo Bank, National Association, incorporated herein by reference to Exhibit 4.3 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on May 15, 2012.

4.14		Indenture, dated as of October 25, 2013, by and among OnCure Holdings, Inc., its subsidiaries named therein, Radiation Therapy Services Holdings, Inc., Radiation Therapy Services, Inc. and its subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent, incorporated herein by reference to Exhibit 4.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on October 30, 2013.

4.15		First Supplemental Indenture, dated as of October 30, 2013 by and among OnCure Holdings, Inc., the guarantors named therein, and Wilmington Trust, National Association, as trustee and collateral agent, to the Indenture, dated as May 10, 2012, by and among Radiation Therapy Services, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent, incorporated herein by reference to Exhibit 4.3 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2013.

4.16		Eighth Supplemental Indenture, dated as of August 22, 2013, among Radiation Therapy Services, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee, to the Indenture, dated as of April 20, 2010, by and among Radiation Therapy Services, Inc., each guarantor named therein and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 4.3 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2013.

4.17		Ninth Supplemental Indenture, dated as of October 30, 2013, among Radiation Therapy Services, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee, to the Indenture, dated as of April 20, 2010, by and among Radiation Therapy Services, Inc., each guarantor named therein and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 4.4 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2013.

5.1	*	Form of Opinion of Kirkland & Ellis LLP.

10.1		Management Agreement, dated February 21, 2008, among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestar Capital Partners, Inc., incorporated herein by reference to Exhibit 10.7 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.2		Amended and Restated Securityholders Agreement, dated March 25, 2008, by and among Radiation Therapy Investments, LLC and the other securityholders party thereto, incorporated herein by reference to Exhibit 10.8 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.3	+	Form of Management Stock Contribution and Unit Subscription Agreement (Preferred Units and Class A Units), incorporated herein by reference to Exhibit 10.9 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.4	+	Management Stock Contribution and Unit Subscription Agreement (Preferred Units and Class A Units), dated February 21, 2008, by and between Radiation Therapy Investments, LLC and Daniel E. Dosoretz, incorporated herein by reference to Exhibit 10.10 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit Number		Description
10.5	+	Form of Management Unit Subscription Agreement (Class B Units and Class C Units), incorporated herein by reference to Exhibit 10.11 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.6		Purchase and Sale Agreement, dated September 30, 2008, among Nationwide Health Properties, Inc., 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc., Maryland Radiation Therapy Management Services, LLC f/k/a Maryland Radiation Therapy Management Services, Inc., Phoenix Management Company, LLC and American Consolidated Technologies, LLC for certain properties located in Florida, Maryland and Michigan, incorporated herein by reference to Exhibit 10.12 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.7		Master Lease, dated September 30, 2008, among Nationwide Health Properties, Inc., 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc., Maryland Radiation Therapy Management Services, LLC f/k/a Maryland Radiation Therapy Management Services, Inc., Phoenix Management Company, LLC and American Consolidated Technologies, LLC for certain facilities located in Florida, Maryland and Michigan, incorporated herein by reference to Exhibit 10.13 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.8		Master Lease, dated March 31, 2010, as amended by that certain First Amendment to Master Lease, dated April 15, 2010, among Theriac Rollup, LLC, and its wholly owned subsidiaries as Landlord and Arizona Radiation Therapy Management Services, Inc., 21st Century Oncology, LLC, 21st Century Oncology Management Services, Inc., 21st Century Oncology of El Segundo, LLC, 21st Century Oncology of Kentucky, LLC, Nevada Radiation Therapy Management Services, Inc., West Virginia Radiation Therapy Services, Inc., 21st Century Oncology of New Jersey, Inc., Central Massachusetts Comprehensive Cancer Center, LLC, Jacksonville Radiation Therapy Services, Inc., 21st Century Oncology of Jacksonville, Inc., California Radiation Therapy Management Services, Inc. and Palms West Radiation Therapy, LLC, collectively as Tenant for certain facilities located in Arizona, California, Florida, Kentucky, Massachusetts, New Jersey, Nevada and West Virginia, as guaranteed by Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 10.14 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.9		Master Lease Agreement, dated December 21, 2010, between Theriac Rollup 2, LLC and West Virginia Radiation Therapy Services, Inc. for premises in Princeton, West Virginia, incorporated herein by reference to Exhibit 10.21 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 11, 2011.

10.10		Master Lease, dated March 31, 2010, among Theriac Rollup, LLC, and its wholly owned subsidiaries as Landlord and Arizona Radiation Therapy Management Services, Inc., 21st Century Oncology, LLC, 21st Century Oncology Management Services, Inc., 21st Century Oncology of El Segundo, LLC, 21st Century Oncology of Kentucky, LLC, Nevada Radiation Therapy Management Services, Inc., West Virginia Radiation Therapy Services, Inc., 21st Century Oncology of New Jersey, Inc., Central Massachusetts Comprehensive Cancer Center, LLC, Jacksonville Radiation Therapy Services, Inc., 21st Century Oncology of Jacksonville, Inc., California Radiation Therapy Management Services, Inc. and Palms West Radiation Therapy, LLC, collectively as Tenant for certain facilities located in Arizona, California, Florida, Kentucky, Massachusetts, New Jersey, Nevada and West Virginia, as guaranteed by Radiation Therapy Services, Inc., incorporated herein by reference to Exhibit 10.23 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit Number	Description
10.11	Administrative Services Agreement, dated January 1, 1997, as amended by that certain Addendum to Administrative Services Agreement, dated January 1, 2008, Addendum to Administrative Services Agreement, dated January 1, 2009, Addendum to Administrative Services Agreement, dated January 1, 2010, between New York Radiation Therapy Management Services, Incorporated and Yonkers Radiation Medical Practice, P.A. (incorporated herein by reference to Exhibit 10.49 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010), Addendum to Administrative Services Agreement, dated January 1, 2011, between New York Radiation Therapy Management Services, LLC f/k/a New York Radiation Therapy Management Services, Inc. and Yonkers Radiation Medical Practice, P.A. (incorporated herein by reference to Exhibit 10.49 to 21st Century Oncology, Inc.'s Annual Report on Form 10-K filed on March 11, 2011), Addendum to Administrative Services Agreement, dated January 1, 2012, between New York Radiation Therapy Management Services, LLC and Yonkers Radiation Medical Practice, P.A. (incorporated herein by reference to Exhibit 10.49 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 22, 2012), Addendum to Administrative Services Agreement, dated January 1, 2013, between New York Radiation Therapy Management Services, LLC and Yonkers Radiation Medical Practice, P.A. (incorporated herein by reference to Exhibit 10.49 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 28, 2013) and Addendum to Administrative Services Agreement, dated January 1, 2014, between New York Radiation Therapy Management Services, LLC and Yonkers Radiation Medical Practice, P.A. (incorporated herein by reference to Exhibit 10.11 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014).

10.12	Administrative Services Agreement, dated January 1, 2002, as amended by that certain Addendum to Administrative Services Agreement, dated January 1, 2002, Addendum to Administrative Services Agreement, dated January 1, 2004, Addendum to Administrative Services Agreement, dated January 1, 2005, Addendum to Administrative Services Agreement, dated January 1, 2006, Addendum to Administrative Services Agreement, dated January 1, 2008, Addendum to Administrative Services Agreement, dated January 1, 2009, Addendum to Administrative Services Agreement, dated January 1, 2010, between North Carolina Radiation Therapy Management Services, LLC f/k/a North Carolina Radiation Therapy Management Services, Inc. and Radiation Therapy Associates of Western North Carolina, P.A. (incorporated herein by reference to Exhibit 10.50 to Radiation Therapy Services, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010), Addendum to Administrative Services Agreement, dated January 1, 2011, between North Carolina Radiation Therapy Management Services, LLC and Radiation Therapy Associates of Western North Carolina, P.A. (incorporated herein by reference to Exhibit 10.50 to 21st Century Oncology, Inc.'s Annual Report on Form 10-K filed on March 11, 2011), Addendum to Administrative Services Agreement, dated January 1, 2012, between North Carolina Radiation Therapy Management Services, LLC and Radiation Therapy Associates of Western North Carolina, P.A. (incorporated herein by reference to Exhibit 10.50 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 22, 2012), Addendum to Administrative Services Agreement, dated January 1, 2013, between North Carolina Radiation Therapy Management Services, LLC and Radiation Therapy Associates of Western North Carolina, P.A. (incorporated herein by reference to Exhibit 10.50 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on March 28, 2013) and Addendum to Administrative Services Agreement, dated January 1, 2014, between North Carolina Radiation Therapy Management Services, LLC and Radiation Therapy Associates of Western North Carolina, P.A. (incorporated herein by reference to Exhibit 10.12 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014).

Exhibit Number	Description
10.13	Administrative Services Agreement, dated January 9, 1998, as amended by that certain Amendment to Administrative Services Agreement, dated January 1, 1999, Amendment to Administrative Services Agreement, dated January 1, 1999, Amendment to Administrative Services Agreement, January 1, 2001, Amendment to Administrative Services Agreement, January 1, 2002, Amendment to Administrative Services Agreement, January 1, 2003, Amendment to Administrative Services Agreement, January 1, 2004, Amendment to Administrative Services Agreement, January 1, 2005, Amendment to Administrative Services Agreement, January 1, 2006, and Amendment to Administrative Services Agreement, August 1, 2006, between Nevada Radiation Therapy Management Services, Incorporated and Michael J. Katin, M.D., Prof. Corp., incorporated herein by reference to Exhibit 10.51 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.14	Administrative Services Agreement, dated October 31, 1998, as amended by that certain Amendment to Administrative Services Agreement, effective April 1, 2005, Addendum to Administrative Services Agreement, dated January 1, 2008, Addendum to Administrative Services Agreement, dated January 1, 2009, Addendum to Administrative Services Agreement, dated January 1, 2010, between Maryland Radiation Therapy Management Services LLC f/k/a Maryland Radiation Therapy Management Services, Inc. and Katin Radiation Therapy, P.A. (incorporated herein by reference to Exhibit 10.52 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010) and Addendum to Administrative Services Agreement, dated January 1, 2011, between Maryland Radiation Therapy Management Services, LLC and Katin Radiation Therapy, P.A. (incorporated herein by reference to Exhibit 10.52 to 21st Century Oncology, Inc.'s Annual Report on Form 10-K filed on March 11, 2011).

10.15	Professional Services Agreement, dated January 1, 2005, between Berlin Radiation Therapy Treatment Center, LLC and Katin Radiation Therapy, P.A., incorporated herein by reference to Exhibit 10.53 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.16	Independent Contractor Agreement, dated October 18, 2005, between Katin Radiation Therapy, P.A. and Ambergris, LLC, incorporated herein by reference to Exhibit 10.54 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.17	Administrative Services Agreement, dated August 1, 2003, as amended by that certain Amendment to Administrative Services Agreement, dated January 1, 2005, between California Radiation Therapy Management Services, Inc. and 21st Century Oncology of California, a Medical Corporation, incorporated herein by reference to Exhibit 10.55 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.18	Management Services Agreement, dated May 1, 2006, between 21st Century Oncology of California, a Medical Corporation and California Radiation Therapy Management Services, Inc., as successor by assignment pursuant to that certain Assignment and Assumption Agreement, dated May 1, 2006, between California Radiation Therapy Management Services, Inc. and LHA, Inc., as amended by that certain Addendum to Management Services Agreement, dated August 1, 2006, Second Amendment to Management Services Agreement, dated November 1, 2006, and Third Addendum to Management Services Agreement, dated August 1, 2007, for premises in Palm Desert, Santa Monica and Beverly Hills, California, incorporated herein by reference to Exhibit 10.56 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit Number	Description
10.19	Management Services Agreement, dated June 1, 2005, as amended by that certain Addendum, dated January 1, 2006, between New England Radiation Therapy Management Services, Inc. and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.59 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010, and Addendum, dated January 1, 2007, between New England Radiation Therapy Management Services, Inc. and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.19 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.20	Professional Services Agreement, dated January 1, 2009, between Radiosurgery Center of Rhode Island, LLC and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.60 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010, as amended by that certain Agreement, dated June 10, 2013, by and among New England Radiation Therapy Management Services, Inc., Rhode Island Hospital, Radiosurgery Center of Rhode Island, LLC and Financial Services of Southwest Florida, LLC, incorporated herein by reference to Exhibit 10.20 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.21	Transition Agreement and Stock Pledge, dated 2008, among 21st Century Oncology—CHW, LLC, Redding Radiation Oncologists, P.C. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.63 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.22	Transition Agreement and Stock Pledge, dated August 2007, among American Consolidated Technologies, LLC, RADS, PC Oncology Professionals and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.64 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.23	Transition Agreement and Stock Pledge, dated August 2007, among Phoenix Management Company, LLC, American Oncologic Associates of Michigan, P.C. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.63 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.24	Transition Agreement and Stock Pledge, dated August 2007, among Phoenix Management Company, LLC, X-Ray Treatment Center, P.C. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.66 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.25	Transition Agreement and Stock Pledge, dated June 1, 2005, among New England Radiation Therapy Management Services, Inc., Massachusetts Oncology Services, P.C., Daniel E. Dosoretz, M.D. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.67 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.26	Transition Agreement and Stock Pledge, dated September 3, 2003, among California Radiation Therapy Management Services, Inc., 21st Century Oncology of California, A Medical Corporation and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.68 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.27	Transition Agreement and Stock Pledge, dated August 1, 2002, among North Carolina Radiation Therapy Management Services, LLC f/k/a North Carolina Radiation Therapy Management Services, Inc., Radiation Therapy Associates of Western North Carolina, P.A. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.69 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

Exhibit Number		Description
10.28	+	Amended and Restated Executive Employment Agreement, dated as of June 11, 2012, by and among Radiation Therapy Services Holdings, Inc., Radiation Therapy Services, Inc. and Daniel E. Dosoretz, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012.

10.29	+	Amended and Restated Physician Employment Agreement, dated as of June 11, 2012, by and between 21st Century Oncology, Inc. and Daniel E. Dosoretz, M.D., incorporated herein by reference to Exhibit 10.4 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012.

10.30	+	Executive Employment Agreement, dated as of January 1, 2012, by and among Radiation Therapy Services Holdings, Inc., Radiation Therapy Services, Inc. and Bryan J. Carey, incorporated herein by reference to Exhibit 10.5 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012.

10.31	+	Executive Employment Agreement, dated effective as of February 21, 2008, between Radiation Therapy Services, Inc. and James H. Rubenstein, M.D., incorporated herein by reference to Exhibit 10.77 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.32	+	Executive Employment Agreement, dated effective as of February 21, 2008, as amended by that certain Amendment to Executive Employment Agreement, dated December 15, 2008 (incorporated herein by reference to Exhibit 10.78 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010), Second Amendment to Executive Employment Agreement, dated February 2, 2011, between Radiation Therapy Services, Inc. and Norton Travis (incorporated herein by reference to Exhibit 10.78 to 21st Century Oncology, Inc.'s Annual Report on Form 10-K filed on March 11, 2011) and Third Amendment to Executive Employment Agreement, dated as of June 11, 2012, by and among Radiation Therapy Services Holdings, Inc., Radiation Therapy Services, Inc. and Norton Travis (incorporated herein by reference to Exhibit 10.7 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012).

10.33	+	Executive Employment Agreement, dated effective as of February 21, 2008, between Radiation Therapy Services, Inc. and Howard Sheridan, incorporated herein by reference to Exhibit 10.79 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.34	+	Physician Employment Agreement, dated effective as of July 1, 2003, as amended by that certain Amendment to Physician Employment Agreement, dated January 1, 2006, Second Amendment to Physician Employment Agreement, dated October 1, 2006, and Third Amendment to Physician Employment Agreement, dated January 1, 2007, between 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc. and Constantine A. Mantz, M.D., incorporated herein by reference to Exhibit 10.80 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010 and as further amended by that certain Fourth Amendment to Physician Employment Agreement, dated November 11, 2009, Fifth Amendment to Physician Employment Agreement, dated August 2011, and Sixth Amendment to Physician Employment Agreement, dated September 2013, between 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc. and Constantine Mantz, M.D., incorporated herein by reference to Exhibit 10.31 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

Exhibit Number		Description
10.35	+	Physician Employment Agreement, dated effective as of January 1, 2002, as amended by that certain First Amendment to Physician Employment Agreement, dated effective as of July 1, 2002, Second Amendment to Physician Employment Agreement, dated effective as of March 24, 2007, and Third Amendment to Physician Employment Agreement, dated effective as of November 11, 2009, between 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc. and Eduardo Fernandez, M.D., incorporated herein by reference to Exhibit 10.81 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.36	+	Physician Employment Agreement, dated February 21, 2008, as amended by that certain Amendment to Physician Employment Agreement, dated February 1, 2010, between James H. Rubenstein, M.D. and 21st Century Oncology, Inc., incorporated herein by reference to Exhibit 10.82 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.37		Physician Sharing Agreement, dated effective as of August 1, 2003, between 21st Century Oncology, LLC f/k/a 21st Century Oncology, Inc. and Radiation Therapy Associates of Western North Carolina, P.A., incorporated herein by reference to Exhibit 10.83 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.38		Personnel and Services Agreement, dated effective as of December 1, 2004, between Imaging Initiatives, Inc. and 21st Century Oncology, Inc., incorporated herein by reference to Exhibit 10.84 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.39		Physician Sharing Agreement, dated as of October 1, 2006, between Katin Radiation Therapy, P.A. and 21st Century Oncology of Harford County, Maryland, LLC, incorporated herein by reference to Exhibit 10.88 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.40		Transition Agreement and Stock Pledge, dated May 14, 2013, by and between 21st Century Oncology of New Jersey, Inc., CancerCare of Southern New Jersey, P.C. f/k/a 21st Century Healthcare Associates, P.C. and Michael J. Katin, M.D., incorporated herein by reference to Exhibit 10.37 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.41	+	Form of Indemnification Agreement (Directors and/or Officers), incorporated herein by reference to Exhibit 10.103 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.42		Amendment No. 1, dated as of November 24, 2010, to the Second Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC, dated March 25, 2008, incorporated herein by reference to Exhibit 10.104 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on November 24, 2010.

10.43		Amended and Restated Radiation Therapy Investments, LLC 2008 Unit Award Plan, adopted on February 21, 2008, as amended and restated on March 1, 2011, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 4, 2011.

10.44		Membership Interest Purchase Agreement, dated as of March 1, 2011, by and among Radiation Therapy Services International, Inc., Main Film B.V., Radiation Therapy Services, Inc., Radiation Therapy Investments, LLC, Alejandro Dosoretz, and Claudia Elena Kaplan Browntein de Dosoretz, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

Exhibit Number	Description
10.45	Membership Interest Purchase Agreement, dated as of March 1, 2011, by and among Radiation Therapy Services International, Inc., Main Film B.V., Bernardo Dosoretz, and Eduardo Chehtman, incorporated herein by reference to Exhibit 10.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

10.46	Membership Interest Purchase Agreement, dated as of March 1, 2011, by and among Radiation Therapy Services International, Inc., Radiation Therapy Services, Inc., Radiation Therapy Investments, LLC, Bernardo Dosoretz and Eduardo Chehtman, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

10.47	Contribution Agreement, dated March 1, 2011, by and between Radiation Therapy Investments, LLC and Alejandro Dosoretz, incorporated herein by reference to Exhibit 10.4 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 7, 2011.

10.48	Unit Repurchase Agreement, dated March 1, 2011, between Radiation Therapy Investments, LLC and Daniel E. Dosoretz, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on March 4, 2011.

10.49	First Amended and Restated Facilities and Management Services Agreement, dated August 29, 2011, between 21st Century Oncology-CHW, LLC and Redding Radiation Oncologists, P.C., incorporated herein by reference to Exhibit 10.46 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.50	Asset Purchase Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Lakewood Ranch Oncology Center, LLC, Asset Purchase Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Urology Partners, P.A., Asset Purchase Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Florida Urology Specialists, P.A., Goodwill Purchase and Sale Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Joseph Bilik, M.D., Goodwill Purchase Agreement and Sale, dated March 30, 2012, between 21st Century Oncology, LLC and Matthew J. Perry, M.D., Goodwill Purchase and Sale Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and William J. Tingle, M.D., Goodwill Purchase and Sale Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Thomas H. Williams, M.D., and Goodwill Purchase and Sale Agreement, dated March 30, 2012, between 21st Century Oncology, LLC and Tracey B. Gapin, M.D., incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s' Quarterly Report on Form 10-Q filed on May 15, 2012.

10.51	Credit Agreement, dated as of May 10, 2012, among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., the lenders party thereto from time to time, Wells Fargo Bank, National Association, as administrative agent and collateral agent and the other parties thereto, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on May 14, 2012.

10.51.1	Amendment Agreement, dated as of August 28, 2013, among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc., the subsidiaries identified therein, the lenders signatory thereto and Wells Fargo Bank, National Association as administrative agent and collateral agent, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on August 30, 2013.

10.52	Intercreditor Agreement, dated as of May 10, 2012, among Wells Fargo Bank, National Association Wilmington Trust, National Association and each collateral agent from time to time party thereto, incorporated herein by reference to Exhibit 10.126 to Amendment No. 1 to 21st Century Oncology, Inc.'s Registration Statement on Form S-4 filed on June 15, 2012.

Exhibit Number	Description
10.53	Third Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC, dated as of June 11, 2012, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012.

10.54	Amendment No. 1 to the Second Amended and Restated Securityholders Agreement, dated as of June 11, 2012, incorporated herein by reference to Exhibit 10.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on June 15, 2012.

10.55	Supplement No. 1 dated as of October 30, 2013 to the Guaranty and Collateral Agreement, dated as of May 10, 2012, incorporated herein by reference to Exhibit 10.2 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2013.

10.56	Supplement No. 2 dated as of October 30, 2013 to the Guaranty and Collateral Agreement, dated as of May 10, 2012, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2013.

10.57	Asset Purchase Agreement, dated May 16, 2013, by and between 21st Century Oncology, LLC, Specialists in Urology, P.A., William Fighelsthaler, M.D., Earl J. Gurevitch, M.D., Steven W. Luke, M.D., Michael F. D'Angelo, M.D., Jonathan Jay, M.D., Rolando Rivera, M.D., David S. Harris, M.D., Carolyn Langford, D.O. and David Wilkinson, M.D., incorporated herein by reference to Exhibit 10.57 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.58	Amended and Restated Master Lease, dated October 31, 2012, by and among Spirit SPE Portfolio 2012-3, LLC, Specialists in Urology Surgery Center, LLC, Specialists in Urology, P.A. and 21st Century Oncology, LLC, as a joining lessee under that certain Joinder and Assumption of Obligations Under Amended and Restated Master Lease Agreement, dated May 24, 2013, by and between Specialists in Urology, P.A. and 21st Century Oncology, LLC for certain facilities located in Naples, Bonita Springs, Fort Myers and Cape Coral, Florida, incorporated herein by reference to Exhibit 10.59 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.59	Facility and Management Services Agreement, dated October 18, 2013, by and between U.S. Cancer Care, Inc. and 21st Century Oncology, LLC for certain facilities located in Florida, incorporated herein by reference to Exhibit 10.60 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.60	Facility and Management Services Agreement, dated October 18, 2013, by and between U.S. Cancer Care, Inc. and 21st Century Oncology, LLC for certain facilities located in California, incorporated herein by reference to Exhibit 10.61 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.61	Facilities and Management Services Agreement, dated July 15, 2013, by and between 21st Century Oncology of New Jersey, Inc. and CancerCare of Southern New Jersey, P.C., incorporated herein by reference to Exhibit 10.62 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.62	Management Services Agreement, dated February 16, 2006, as amended by that certain Amendment Number 1 to Management Services Agreement, dated December 1, 2011, Amendment Number 2 to Management Services Agreement, dated March 6, 2012 and Amendment Number 3 to Management Services Agreement, dated October 1, 2013, by and between U.S. Cancer Care, Inc. and Coastal Radiation Oncology Medical Group, Inc., incorporated herein by reference to Exhibit 10.63 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

Exhibit Number		Description
10.63		Radiation Therapy Services Agreement, effective as of November 1, 2013, between South County Radiation Therapy, LLC and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.64 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.64		Radiation Therapy Services Agreement, effective as of November 1, 2013, between Roger Williams Radiation Therapy, LLC and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.65 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.65		Radiation Therapy Services Agreement, effective as of November 1, 2013, between Southern New England Regional Cancer Center, LLC and Massachusetts Oncology Services, P.C., incorporated herein by reference to Exhibit 10.66 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

10.66	†	Form of Directors and Officers Indemnification Agreement.

10.67		Fourth Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC, dated as of December 9, 2013, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on December 11, 2013.

10.68	+	Form of Incentive Unit Grant Agreement (Class M/O Units) for Chief Executive Officer, incorporated herein by reference to Exhibit 10.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on December 11, 2013.

10.69	†	Form of Joinder and Amendment Agreement to Incentive Unit Grant Agreement (Class M/O Units).

10.70	+	Form of Incentive Unit Grant Agreement (Class M/O Units) for executive officers, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on December 11, 2013.

10.71		Credit Agreement, dated as of February 10, 2014, by and among 21C East Florida, LLC, South Florida Radiation Oncology Coconut Creek, LLC, the several lenders and other financial institutions or entities from time to time party thereto and Cortland Capital Market Services LLC, incorporated herein by reference to Exhibit 10.1 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2014.

10.72		Guarantee, dated as of February 10, 2014, made by 21st Century Oncology Holdings, Inc., 21st Century Oncology, Inc. and the other parties thereto, in favor of Cortland Capital Market Services LLC as administrative agent, incorporated herein by reference to Exhibit 10.2 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2014.

10.73		Letter Agreement, dated February 10, 2014, by and among SFRO Holdings, LLC, 21st Century Oncology Holdings, Inc., Kishore Dass, M.D., Ben Han, M.D. and Rajiv Patel, incorporated herein by reference to Exhibit 10.3 to 21st Century Oncology Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2014.

10.74	+†	21st Century Oncology Holdings, Inc. 2014 Omnibus Incentive Plan.

10.75	†	Form of Stockholders Agreement.

10.76	†	Form of Amendment No. 2 to Second Amended and Restated Securityholders Agreement.

10.77	†	Profit Sharing Agreement, dated July 30, 2010, by and between Radiation Therapy Services, Inc. and Norton Travis.

Exhibit Number		Description
10.78	+†	Form of Employee Restricted Stock Agreement (Class M/O Units).

10.79	+†	Form of Employee Restricted Stock Agreement (Bonus Award).

10.80	+†	Form of Executive Restricted Stock Agreement (Class M/O Units).

10.81	+†	Form of Executive Restricted Stock Agreement (Bonus Award).

10.82	+†	Form of Director Restricted Stock Agreement.

10.83	+†	Form of Restricted Stock Unit Agreement.

10.84	+†	Form of Employee Nonqualified Stock Option Agreement.

10.85	+†	Form of Executive Nonqualified Stock Option Agreement.

10.86	+†	Second Amended and Restated Executive Employment Agreement, dated as of May 6, 2014, by and among 21st Century Oncology Holdings, Inc. and Daniel E. Dosoretz.

12.1	†	Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends for the Years Ended December 31, 2009, 2010, 2011, 2012 and 2013.

21.1		Subsidiaries of Registrant, incorporated herein by reference to Exhibit 21.1 to 21st Century Oncology Holdings, Inc.'s Annual Report on Form 10-K filed on May 1, 2014.

23.1	†	Consent of Deloitte & Touche LLP.

23.2	†	Consent of Ernst & Young LLP.

23.3	†	Consent of Ernst & Young LLP.

23.4	†	Consent of Deloitte & Co. S.A.

23.5	*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1		Power of Attorney (previously included on the signature page of this Registration Statement).

99.1	†	Consent of Glen C. Laschober pursuant to Rule 438.

99.2	†	Consent of James B. Yu, M.D. pursuant to Rule 438.

¥
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

*
To be filed by amendment.

†
Filed herewith.

+
Management contracts and compensatory plans and arrangements.